                                                REGISTRATION NUMBERS 333-190296

                                                                      811-04001
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM N-4


            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [ ]

                         PRE-EFFECTIVE AMENDMENT NO. 1                      [X]


                         POST-EFFECTIVE AMENDMENT NO.                       [ ]

                                    AND/OR
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                               AMENDMENT NO. 200                            [X]
                               -----------------


                     METROPOLITAN LIFE SEPARATE ACCOUNT E
                          (EXACT NAME OF REGISTRANT)

                      METROPOLITAN LIFE INSURANCE COMPANY
                           (EXACT NAME OF DEPOSITOR)

                   200 PARK AVENUE, NEW YORK, NEW YORK 10166
        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                (212) 578-3067
              (DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                               -----------------

                           RICARDO A. ANZALDUA, ESQ.
                 EXECUTIVE VICE-PRESIDENT AND GENERAL COUNSEL
                      METROPOLITAN LIFE INSURANCE COMPANY
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                               -----------------

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING

 As soon as possible after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     TITLE OF SECURITIES BEING REGISTERED

 Interest in a separate account under flexible premium deferred allocated and unallocated group variable annuity contracts.


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                         GOLD TRACK SELECT PROSPECTUS

This prospectus describes Gold Track Select, a flexible premium variable annuity contract (the "Contract") issued by Metropolitan Life Insurance Company (the "Company, "Our" "Us" or "We"). This version of the Contract is only available in New York State.

The Contract's value will vary daily to reflect the investment experience of the Funding Options (referred to as "Subaccounts" in Your Contract available through Metropolitan Life Separate Account E) You select and, subject to availability, the interest credited to the Fixed Account. The Funding Options available for all Contracts are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2
 American Funds Global Growth Fund
 American Funds Growth Fund
 American Funds Growth-Income Fund
DELAWARE VIP(R) TRUST -- STANDARD CLASS
 Delaware VIP(R) Small Cap Value Series
FIDELITY(R) VARIABLE INSURANCE PRODUCTS -- SERVICE CLASS 2
 Contrafund(R) Portfolio
 Mid Cap Portfolio
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST -- CLASS 2
 Templeton Developing Markets Securities Fund
 Templeton Foreign Securities Fund
JANUS ASPEN SERIES -- SERVICE SHARES
 Enterprise Portfolio
LEGG MASON PARTNERS VARIABLE EQUITY TRUST
 ClearBridge Variable All Cap Value Portfolio -- Class I ClearBridge Variable Appreciation Portfolio -- Class I ClearBridge Variable Equity Income Portfolio -- Class I ClearBridge Variable Large Cap Growth Portfolio -- Class I ClearBridge Variable Small Cap Growth Portfolio -- Class I
 Legg Mason Investment Counsel Variable Social Awareness Portfolio LEGG MASON PARTNERS VARIABLE INCOME TRUST
 Western Asset Variable High Income Portfolio
MET INVESTORS SERIES TRUST
 American Funds(R) Balanced Allocation Portfolio -- Class C American Funds(R) Growth Allocation Portfolio -- Class C
 American Funds(R) Moderate Allocation Portfolio -- Class C BlackRock High Yield Portfolio -- Class A
 BlackRock Large Cap Core Portfolio -- Class E
 Clarion Global Real Estate Portfolio -- Class A
 ClearBridge Aggressive Growth Portfolio -- Class B
 Harris Oakmark International Portfolio -- Class A
 Invesco Comstock Portfolio -- Class B
 Invesco Small Cap Growth Portfolio -- Class A
 Janus Forty Portfolio -- Class A
 JPMorgan Small Cap Value Portfolio -- Class A
 Lord Abbett Bond Debenture Portfolio -- Class A
 Lord Abbett Mid Cap Value Portfolio -- Class B
 MetLife Aggressive Strategy Portfolio -- Class B
 MetLife Multi-Index Targeted Risk Portfolio -- Class B
 MFS(R) Emerging Markets Equity Portfolio -- Class A
 MFS(R) Research International Portfolio -- Class B
 Oppenheimer Global Equity Portfolio -- Class B
 PIMCO Inflation Protected Bond Portfolio -- Class A
 PIMCO Total Return Portfolio -- Class B
 Pioneer Fund Portfolio -- Class A
 Pioneer Strategic Income Portfolio -- Class A
 Pyramis(R) Managed Risk Portfolio -- Class B
 T. Rowe Price Large Cap Value Portfolio -- Class B
 Third Avenue Small Cap Value Portfolio -- Class B
METROPOLITAN SERIES FUND
 Barclays Aggregate Bond Index Portfolio -- Class A
 BlackRock Bond Income Portfolio -- Class A
 BlackRock Capital Appreciation Portfolio -- Class A
 BlackRock Diversified Portfolio -- Class A
 BlackRock Large Cap Value Portfolio -- Class B
 BlackRock Money Market Portfolio -- Class A
 Davis Venture Value Portfolio -- Class A
 Frontier Mid Cap Growth Portfolio -- Class D
 Jennison Growth Portfolio -- Class A
 MetLife Conservative Allocation Portfolio -- Class B
 MetLife Conservative to Moderate Allocation Portfolio -- Class B MetLife Mid Cap Stock Index Portfolio -- Class G
 MetLife Moderate Allocation Portfolio -- Class B
 MetLife Moderate to Aggressive Allocation Portfolio -- Class B MetLife Stock Index Portfolio -- Class A
 MFS(R) Total Return Portfolio -- Class F
 MFS(R) Value Portfolio -- Class A
 MSCI EAFE(R) Index Portfolio -- Class A
 Neuberger Berman Genesis Portfolio -- Class A
 Russell 2000(R) Index Portfolio -- Class A
 T. Rowe Price Large Cap Growth Portfolio -- Class B
 T. Rowe Price Small Cap Growth Portfolio -- Class B
 Western Asset Management U.S. Government Portfolio -- Class A

The Fixed Account is described in a separate prospectus.

This prospectus sets forth the information that You should know before investing in the Contract. This prospectus should be kept for future reference. You can receive additional information about Your Contract by requesting a Statement of Additional Information ("SAI") dated [.]. We filed the SAI with the Securities and Exchange Commission ("SEC") and it is incorporated by reference into this prospectus. To request a copy, write to Us at 4700 Westown Parkway, Ste. 200, West Des Moines, IA 50266, call 1-800-842-9406, or access the SEC's website (http://www.sec.gov). See Appendix C for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                          PROSPECTUS DATED: [.], 2013

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                               TABLE OF CONTENTS


                                                             PAGE
                                                             ----
              Glossary......................................   3
              Summary.......................................   5
              Fee Table.....................................   8
              Condensed Financial Information...............  12
              The Annuity Contract and Your Retirement Plan.  12
               403(b) Plan Terminations.....................  12
              The Annuity Contract..........................  12
               Contract Owner Inquiries.....................  13
               Allocated Contracts..........................  13
               Unallocated Contracts........................  13
               Purchase Payments............................  13
               Accumulation Units...........................  14
               Valuation of Assets..........................  14
               The Funding Options..........................  14
               Underlying Funds Which Are Fund of Funds.....  19
              Charges And Deductions........................  20
               General......................................  20
               Surrender Charge.............................  20
               Free Withdrawal Allowance....................  21
               Transfer Charge..............................  21
               Mortality and Expense Risk Charge............  22
               Funding Option Expenses......................  22
               Variable Liquidity Benefit Charge............  22
               Administrative Charge........................  22
               TPA Administrative Charges...................  22
               Premium Tax..................................  22
               Changes in Taxes Based upon Premium or
                 Value......................................  22
               Account Reduction Loan Fees..................  23
              Transfers.....................................  23
               Restrictions on Transfers....................  23
               Dollar Cost Averaging........................  25
              Access to Your Money..........................  25
               Systematic Withdrawals.......................  26
               Account Reduction Loans......................  26
              Ownership Provisions..........................  26
               Types of Ownership...........................  26
               Contract Owner...............................  26
               Beneficiary..................................  27
               Abandoned Property Requirements..............  27
               Annuitant....................................  27
              Death Benefit.................................  27
               Death Benefit Proceeds Prior to the Maturity
                 Date.......................................  27
               Payment of Proceeds..........................  28
               Death Proceeds after the Maturity Date.......  28
               Total Control Account........................  28
              The Annuity Period............................  28
               Maturity Date................................  28


                                                                PAGE
                                                                ----
            Allocation of Annuity..............................  29
            Variable Annuity...................................  29
            Fixed Annuity......................................  29
            Election of Options................................  30
            Retired Life Certificate...........................  30
            Allocation of Contract Value During the Annuity
              Period...........................................  30
            Annuity Options....................................  30
            Variable Liquidity Benefit.........................  31
           Miscellaneous Contract Provisions...................  32
            Right to Return....................................  32
            Termination of Allocated Contracts.................  32
            Contract Exchanges.................................  33
            Suspension of Payments.............................  33
            Misstatement.......................................  33
            Funding Options....................................  33
           The Separate Account................................  33
            Performance Information............................  34
           Federal Tax Considerations..........................  34
            General............................................  35
            Systematic Withdrawal Program for Substantially
              Equal Periodic Payments (SEPP) and Income
              Options..........................................  36
            Separate Account Charges...........................  36
            Qualified Contracts - Generally....................  36
            Tax Sheltered Annuities (TSAs) (ERISA and non-
              ERISA) - 403(b)..................................  38
            457(b) Plans.......................................  40
            403(a).............................................  40
            KEOGH Plans........................................  41
            401(k) and 401(a)..................................  41
           Other Information...................................  41
            The Insurance Company..............................  41
            Financial Statements...............................  41
            Distribution of the Contracts......................  41
            Conformity with State and Federal Laws.............  43
            Voting Rights......................................  43
            Contract Modification..............................  44
            Postponement of Payment (the "Emergency
              Procedure")......................................  44
            Restrictions on Financial Transactions.............  44
            Legal Proceedings..................................  44
           Appendix A: Condensed Financial Information......... A-1
           Appendix B: Portfolio Legal And Marketing
             Names............................................. B-1
           Appendix C: Contents of The Statement of Additional
             Information....................................... C-1
           Appendix D: Competing Funds......................... D-1

                                   GLOSSARY

ACCUMULATION PERIOD -- the period before the commencement of Annuity Payments.

ACCUMULATION UNIT -- an accounting unit of measure used to calculate Contract Values before Annuity Payments begin.

ANNUITANT -- a person on whose life the Maturity Date depends, and Annuity Payments are made.

ANNUITY -- payment of income for a stated period or amount.

ANNUITY PAYMENTS -- a series of periodic payments (i) for life; (ii) for life with a minimum number of payments; (iii) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (iv) for a fixed period.

ANNUITY PERIOD -- the period following commencement of Annuity Payments.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

BENEFICIARY(IES) -- the person(s) or trustee designated to receive any remaining contractual benefits in the event of a Participant's, Annuitant's or Contract Owner's death, as applicable.

CASH SURRENDER VALUE -- the Contract Value less any amounts deducted upon a withdrawal or surrender, outstanding loans, if available under the Contract, any applicable Premium Taxes or other surrender charges not previously deducted.

CERTIFICATE -- (if applicable), the document issued to Participants under a master group Contract. Any reference in this prospectus to the Contract includes the underlying Certificate.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

COMPANY (WE, US, OUR) -- Metropolitan Life Insurance Company ("MetLife").

COMPETING FUND -- any investment option under the Plan, which, in Our opinion, consists primarily of fixed-income securities and/or money market instruments.

CONTRACT -- for convenience, means the Contract or Certificate, (if applicable). For example, Contract Year also means Certificate Year.

CONTRACT DATE -- the date on which the Contract is issued. For certain group Contracts, it is the date on which the Contract becomes effective, as shown on the specifications page of the Contract.

CONTRACT DISCONTINUANCE -- termination of the Contract by the Contract Owner of the Contract and all Certificates, if any.

CONTRACT OWNER -- the person named in the Contract (on the specifications page). For certain group Contracts, the Contract Owner is the trustee or other entity which owns the Contract.

CONTRACT VALUE -- the value of the Accumulation Units in Your Account (or a Participant's Individual Account, if applicable) less any reductions for administrative charges.

CONTRACT YEAR -- twelve month periods beginning with the Contract Date, or any anniversary thereof.

DCA PROGRAM -- pre-authorized transfer program that allows You to invest a fixed amount of money in the Funding Options on a monthly or quarterly basis.

DEATH REPORT DATE -- the day on which We have received (i) Due Proof of Death and (ii) written payment instructions or election of spousal or Beneficiary Contract continuation in Good Order.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to Us.

ERISA -- The Employee Retirement Income Security Act of 1974, as amended, and all related laws and regulations which are in effect during the term of this Contract.

EXCESS PLAN CONTRIBUTIONS -- Plan contributions including excess deferrals, excess contributions, excess aggregate contributions, excess annual additions, and excess nondeductible contributions that require correction by the Plan Administrator.

FIXED ACCOUNT -- an account that consists of all of the assets under the Contract other than those in the Separate Account. The Fixed Account is part of the general assets of the Company.

FIXED ANNUITY -- an Annuity payout option with payments which remain fixed as to dollar amount throughout the payment period and which do not vary with the investment experience of a Separate Account.

FUNDING OPTIONS -- the variable investment options to which Purchase Payments under the Contract may be allocated.

GOOD ORDER -- A request or transaction generally is considered in "Good Order" if it complies with Our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in Good Order. If You have any questions, You should contact Us or Your sales representative before submitting the form or request.

HOME OFFICE -- the Home Office of Metropolitan Life Insurance Company, 200 Park Avenue New York, NY 10166, or any other office that We may designate for the purpose of administering this Contract.

INDIVIDUAL ACCOUNT -- an account under which Accumulation Units are credited to a Participant or Beneficiary under the Contract.

MATURITY DATE/ANNUITY COMMENCEMENT DATE -- the date on which the Annuity Payments are to begin, (hereinafter referred to in the prospectus as Maturity
Date).

NET INVESTMENT RATE -- Assumed investment return during the Annuity Period for a Variable Annuity.

PARTICIPANT -- an individual participating under a group Contract or an eligible person who is a member in the Plan.

PAYMENT OPTION -- an Annuity or income option elected under Your Contract.


PLAN -- for a group Contract, the Plan or the arrangement used in a retirement Plan or program whereby the Purchase Payments and any gains are intended to qualify under Sections 401, 403 or 457(b) of the Code.


PLAN ADMINISTRATOR -- the corporation or other entity so specified on the application or purchase order. If none is specified, the Plan Trustee is the Plan Administrator.

PLAN TERMINATION -- termination of Your Plan, including partial Plan Termination, as determined by Us.

PLAN TRUSTEE -- the trustee specified in the Contract specifications.

PREMIUM TAX -- the amount of tax, if any, charged by the state or municipality.

PURCHASE PAYMENTS -- the premium payment(s) applied to the Contract, less any Premium Taxes, (if applicable).


QUALIFIED CONTRACT -- a Contract used in a retirement Plan or program that is intended to qualify under Sections 401, 403, or 457(b) of the Code.

SEPARATE ACCOUNT -- a segregated account, the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners. The Separate Account is Metropolitan Life Separate Account E.


SUBACCOUNT OR INVESTMENT DIVISION -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund (hereinafter referred to in the prospectus as Subaccount).

THIRD PARTY ADMINISTRATOR ("TPA") -- an entity that has separately contracted with the Contract Owner to provide administrative and/or distribution services for the Plan.

UNDERLYING FUND OR PORTFOLIO -- a portfolio of an open-end management investment company that is registered with the Securities and Exchange Commission ("SEC") in which the Subaccounts invest (hereinafter referred to in the prospectus as Underlying Fund).

VALUATION DATE -- a day on which the New York Stock Exchange ("NYSE") is open for business. The value of each Subaccount is determined as of the close of the NYSE on such days.

VALUATION PERIOD -- the period between the end of one Valuation Date and the end of the next Valuation Date.

VARIABLE ANNUITY -- an Annuity payout option providing for payments varying in amount in accordance with the investment experience of the assets held in the underlying securities of the Separate Account.

WRITTEN REQUEST -- written instructions or information sent to Us in a form and content satisfactory to Us and received in Good Order at Our Home Office.


YOU, YOUR -- In this prospectus, depending on the context, "You" is the owner of the Contract or the Participant or Annuitant for whom money is invested under certain group arrangements. In cases where We are referring to giving instructions or making payments to Us for Qualified Contracts or Contracts used in connection with non-qualified deferred compensation plans or qualified excess benefit arrangements, "You" means the trustee or employer. Under certain group arrangements where the Participant or Annuitant is permitted to choose among Funding Options, "You" means the Participant or Annuitant who is giving Us instructions about the Funding Options. In connection with a 403(b) Plan Termination, as of the date of the Contract or cash distribution under such Plan Termination, "You" means the Participant who has received such Contract or cash distribution.


YOUR ACCOUNT -- Accumulation Units credited to You under this Contract.

                                   SUMMARY:
                           GOLD TRACK SELECT ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE VARIABLE ANNUITY CONTRACT? The Contract issued by Metropolitan Life Insurance Company is intended for retirement savings or other long-term investment purposes. This version of the Contract is only available in New York State.

The Contract provides a death benefit as well as guaranteed payout options. You direct Your payment(s) to one or more of the Funding Options and/or to the Fixed Account. We guarantee money directed to the Fixed Account as to principal and interest. The Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (Annuity Period). During the accumulation phase generally, Your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when You make a withdrawal, presumably when You are in a lower tax bracket. The payout phase occurs when You begin receiving payments from Your Contract. The amount of money You accumulate in Your Contract determines the amount of income (Annuity Payments) You receive during the payout phase.

During the payout phase, You may choose one of a number of Annuity options. You may receive Annuity Payments in the form of a Variable Annuity, a Fixed Annuity or a combination of both. If You elect Variable Annuity Payments, the dollar amount of Your payments may increase or decrease. Once You choose one of the Annuity options and begin to receive payments, it cannot be changed.


WHO CAN PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with qualified retirement Plans (which include Contracts qualifying under Section 401, 403, or 457(b) of the Code). Purchase of this Contract through a Plan does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if You are purchasing this Contract through a Plan, You should consider purchasing the Contract for its death benefit, Annuity option benefits or other non-tax related benefits.


The minimum Purchase Payment allowed is an average of $1,000 annually per individual Contract, or $10,000 annually per group Contract.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits You to exchange one Annuity contract for another in a "tax-free exchange." Therefore, You can transfer the proceeds from another Annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, You should carefully compare this Contract to Your current contract. You may have to pay a surrender charge under Your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to You. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of Your current contract. In addition, You may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless You determine, after evaluating all the facts that the exchange is in Your best interests. Remember that the person selling You the Contract generally will earn a commission on the sale.

WHO IS THE CONTRACT ISSUED TO? If a group allocated Contract is purchased, We issue Certificates to the individual Participants. If a group unallocated Contract is purchased, We issue only the Contract to the group. Where We refer to "You," We are referring to the group Participant. Where We refer to Your Contract, We are referring to a group unallocated Contract or individual Certificate, as applicable.

Depending on Your retirement Plan provisions, certain features and/or Funding Options described in this prospectus may not be available to You (for example, dollar-cost averaging, etc.). Your retirement Plan provisions supersede the prospectus. If You have any questions about Your specific retirement Plan, contact Your Plan Administrator.

IS THERE A RIGHT TO RETURN PERIOD? If the Contract is issued to a tax-deferred Annuity Plan, deferred compensation Plan or combined qualified plans/tax-deferred Annuity Plan, and You cancel the Contract within ten days after You receive it, You receive a full refund of the Contract Value plus any Contract charges You paid (but not fees and charges assessed by the Underlying Funds). Upon exercise of the right to return, We refund all of Your Purchase Payments allocated to the Fixed Account. There is no right to return period for unallocated Contracts.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE FUNDING OPTIONS AND HOW THEY OPERATE? The Funding Options represent Subaccounts of the Separate Account. At Your direction, the Separate Account, through its Subaccounts, uses Your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, You may make or lose money in any of these Funding Options.

You can transfer among the Funding Options as frequently as You wish without any current tax implications. Currently there is no limit to the number of transfers allowed. We may, in the future, limit the number of transfers allowed. At a minimum, We would always allow one transfer every six months. We reserve the right to restrict transfers that We determine will disadvantage other Contract Owners. You may also transfer between the Fixed Account and the non-competing Funding Options at least once every six months, provided no more than 20% of the fixed Contract Value is transferred out in any Contract Year. It is important to note that it will take over 10 years (assuming no additional Purchase Payments or transfers into the Fixed Account and discounting any accrued interest) to make a complete transfer of Your balance from the Fixed Account because of the transfer allowance restriction indicated above. This is because the 20% transfer allowance is based on a declining Contract Value in the Fixed Account rather than withdrawals based upon a fixed number of years. For example (based on the assumptions above), if Your initial Contract Value in the Fixed Account is $100, the 20% transfer allowance only allows You to transfer up to $20 that Contract Year. If You transfer the maximum transfer allowance that Contract Year, You may only transfer up to $16 the following Contract Year based on the 20% transfer allowance of the $80 Contract Value remaining in the Fixed Account for such Contract Year. It is important to consider when deciding to invest in the Fixed Account whether this 20% transfer allowance restriction fits Your risk tolerance and time horizon. Amounts previously transferred from the Fixed Account to the Funding Options may not be transferred back to the Fixed Account for a period of at least three months from the date of the transfer. Please refer to Your Contract for restrictions on transfers to and from the Fixed Account.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. A funding option administrative charge of 0.10% annually will be charged, depending upon the terms of Your allocated Contract. The maximum annual mortality and expense risk charge is 1.20% of the amounts You direct to the Funding Options. Each Funding Option also charges for management costs and other expenses.

If You withdraw amounts from the Contract a surrender charge may apply. The amount of the charge depends on the length of time the Contract has been in force.

Upon annuitization, if You have elected the Variable Liquidity Benefit, a maximum charge of 5% of the amounts withdrawn will be assessed. Please refer to the "The Annuity Period" section for a description of this benefit.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments You make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, You will be taxed on Your Purchase Payments, and on any earnings when You make a withdrawal or begin receiving Annuity Payments. If You are younger than 59 1/2 when You take money out, You may be charged a 10% federal penalty tax on the amount withdrawn. Under non-qualified Contracts, withdrawals are considered to be made first from taxable earnings.

For owners of Qualified Contracts, You may be required by federal tax laws to begin receiving payments from Your Annuity or risk paying a penalty tax. In those cases, We can calculate and pay You the minimum required distribution amounts.

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming You are the Annuitant, if You die before You move to the income phase, the person You have chosen as Your Beneficiary will receive a death benefit. The death benefit paid depends on Your age at the time of Your death. We calculate the death benefit value at the close of the business day on which Our Home Office receives Due Proof of Death. Any amount paid will be reduced by any applicable Premium Tax, outstanding loans or surrenders not previously deducted. (Please refer to the "Death Benefit" section of the prospectus for more details.)

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features You may be interested in. These include:

    . DOLLAR COST AVERAGING. This is a program that allows You to invest a fixed amount of money in Funding Options each month, theoretically giving You a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

    . AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in Your Contract to match the rebalancing allocation selected.

    . SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, You can arrange to have money sent to You at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

                                   FEE TABLE
--------------------------------------------------------------------------------

The following tables describe the fees and expenses that You will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that You will pay at the time that You buy the Contract, surrender the Contract or transfer Contract Value between Funding Options.

CONTRACT OWNER MAXIMUM TRANSACTION EXPENSES


              SURRENDER CHARGE:......................
                                                      5%/(1)/
              AS A PERCENTAGE OF AMOUNT SURRENDERED

              ACCOUNT REDUCTION LOAN INITIATION FEE..
                                                      $75.00/(2)/

              ACCOUNT REDUCTION LOAN MAINTENANCE FEE. $50.00

              TRANSFER CHARGE........................ $10.00/(3)/

              VARIABLE LIQUIDITY BENEFIT CHARGE:..... 5%/(4)/

AS A PERCENTAGE OF THE PRESENT VALUE OF THE REMAINING ANNUITY PAYMENTS THAT ARE SURRENDERED. THE INTEREST RATE USED TO CALCULATE THIS PRESENT VALUE IS 1% HIGHER THAN THE ASSUMED (DAILY) NET INVESTMENT FACTOR USED TO CALCULATE THE ANNUITY PAYMENTS.

The next table describes the fees and expenses that You will pay periodically during the time that You own the Contract, not including Underlying Fund fees and expenses.



MAXIMUM ANNUAL SEPARATE ACCOUNT CHARGES


ADMINISTRATIVE CHARGES
FUNDING OPTION ADMINISTRATIVE CHARGE


(AS A PERCENTAGE OF AMOUNTS ALLOCATED TO THE FUNDING OPTIONS UNDER ALLOCATED CONTRACTS)  0.10%

MORTALITY & EXPENSE RISK CHARGE
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS OF THE SEPARATE ACCOUNT)                    1.20%

TOTAL MAXIMUM ANNUAL SEPARATE ACCOUNT CHARGES                                            1.30%


--------------
(1)The surrender charge declines to zero after end of the 8th Contract Year. The charge is as follows:

                        CONTRACT YEAR  SURRENDER CHARGE
                        -------------  ----------------
                            0-2               5%
                            3-4               4%
                            5-6               3%
                            7-8               2%
                            9+                0%

(2) Loans will be charged an initial set-up fee of $75.00.
(3) We do not currently assess the transfer charge.
(4) The withdrawal charge only applies when You make a surrender after beginning to receive Annuity payouts. The charge is as follows.

                        CONTRACT YEAR  WITHDRAWAL CHARGE
                        -------------  -----------------
                            0-2                5%
                            3-4                4%
                            5-6                3%
                            7-8                2%
                            9+                 0%

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2012 (UNLESS OTHERWISE INDICATED):

The table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and We have not independently verified it. Certain Portfolios may impose a redemption fee in the future. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-842-9406. Please read the prospectuses carefully before making your allocations to the Subaccounts.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                                     MINIMUM* MAXIMUM**
-                                                                                    -------- ---------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees,
  distribution and/or service (12b-1) fees, and other expenses)                        0.28%    9.71%

*The minimum Total Annual Fund Operating Expenses shown in this table are the expenses of the MetLife Stock Index Portfolio for the year ended December 31, 2012, before any fee waiver or expense reimbursement arrangement. The Net Total Fund Operating Expenses of the MetLife Stock Index Portfolio are 0.27%.
**The maximum Total Annual Fund Operating Expenses shown in this table are the expenses of the MetLife Multi-Index Targeted Risk Portfolio for the year ended December 31, 2012, before any fee waiver or expense reimbursement arrangement. The Net Total Annual Fund Operating Expenses of the MetLife Multi-Index Targeted Risk Portfolio are 0.86%.

UNDERLYING FUND FEES AND EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)

                                                          DISTRIBUTION
                                                             AND/OR               ACQUIRED    TOTAL ANNUAL   FEE WAIVER
                                               MANAGEMENT   SERVICE     OTHER   FUND FEES AND  OPERATING   AND/OR EXPENSE
UNDERLYING FUND                                   FEE     (12B-1) FEES EXPENSES   EXPENSES      EXPENSES   REIMBURSEMENT
---------------                                ---------- ------------ -------- ------------- ------------ --------------
AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2
  American Funds Global Growth Fund...........    0.53%       0.25%      0.03%       --           0.81%           --
  American Funds Growth Fund..................    0.33%       0.25%      0.02%       --           0.60%           --
  American Funds Growth-Income Fund...........    0.27%       0.25%      0.02%       --           0.54%           --
DELAWARE VIP(R) TRUST -- STANDARD CLASS
  Delaware VIP(R) Small Cap Value Series......    0.73%         --       0.08%       --           0.81%           --
FIDELITY(R) VARIABLE INSURANCE PRODUCTS --
 SERVICE CLASS 2
  Contrafund(R) Portfolio.....................    0.56%       0.25%      0.08%       --           0.89%           --
  Mid Cap Portfolio...........................    0.56%       0.25%      0.09%       --           0.90%           --
FRANKLIN TEMPLETON VARIABLE INSURANCE
 PRODUCTS TRUST -- CLASS 2
  Templeton Developing Markets Securities
   Fund.......................................    1.10%       0.25%      0.25%       --           1.60%           --
  Templeton Foreign Securities Fund...........    0.64%       0.25%      0.15%       --           1.04%           --
JANUS ASPEN SERIES -- SERVICE SHARES
  Enterprise Portfolio........................    0.64%       0.25%      0.05%       --           0.94%           --
LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  ClearBridge Variable All Cap Value
   Portfolio -- Class I.......................    0.75%         --       0.00%       --           0.01%         0.00%
  ClearBridge Variable Appreciation
   Portfolio -- Class I.......................    0.71%         --       0.05%       --           0.76%         0.00%
  ClearBridge Variable Equity Income
   Portfolio -- Class I.......................    0.75%         --       0.07%       --           0.82%         0.00%
  ClearBridge Variable Large Cap Growth
   Portfolio -- Class I.......................    0.75%         --       0.13%       --           0.88%         0.00%
  ClearBridge Variable Small Cap Growth
   Portfolio -- Class I.......................    0.75%         --       0.11%       --           0.86%         0.00%
  Legg Mason Investment Counsel Variable
   Social Awareness Portfolio.................    0.71%         --       0.22%       --           0.93%         0.00%
LEGG MASON PARTNERS VARIABLE INCOME TRUST
  Western Asset Variable High Income
   Portfolio..................................    0.60%         --       0.12%       --           0.72%         0.00%

                                               NET TOTAL
                                                ANNUAL
                                               OPERATING
UNDERLYING FUND                                EXPENSES
---------------                                ---------
AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2
  American Funds Global Growth Fund...........   0.81%
  American Funds Growth Fund..................   0.60%
  American Funds Growth-Income Fund...........   0.54%
DELAWARE VIP(R) TRUST -- STANDARD CLASS
  Delaware VIP(R) Small Cap Value Series......   0.81%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS --
 SERVICE CLASS 2
  Contrafund(R) Portfolio.....................   0.89%
  Mid Cap Portfolio...........................   0.90%
FRANKLIN TEMPLETON VARIABLE INSURANCE
 PRODUCTS TRUST -- CLASS 2
  Templeton Developing Markets Securities
   Fund.......................................   1.60%
  Templeton Foreign Securities Fund...........   1.04%
JANUS ASPEN SERIES -- SERVICE SHARES
  Enterprise Portfolio........................   0.94%
LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  ClearBridge Variable All Cap Value
   Portfolio -- Class I.......................   0.01%
  ClearBridge Variable Appreciation
   Portfolio -- Class I.......................   0.76%
  ClearBridge Variable Equity Income
   Portfolio -- Class I.......................   0.82%
  ClearBridge Variable Large Cap Growth
   Portfolio -- Class I.......................   0.88%
  ClearBridge Variable Small Cap Growth
   Portfolio -- Class I.......................   0.86%
  Legg Mason Investment Counsel Variable
   Social Awareness Portfolio.................   0.93%
LEGG MASON PARTNERS VARIABLE INCOME TRUST
  Western Asset Variable High Income
   Portfolio..................................   0.72%

                                                           DISTRIBUTION
                                                              AND/OR               ACQUIRED    TOTAL ANNUAL   FEE WAIVER
                                                MANAGEMENT   SERVICE     OTHER   FUND FEES AND  OPERATING   AND/OR EXPENSE
UNDERLYING FUND                                    FEE     (12B-1) FEES EXPENSES   EXPENSES      EXPENSES   REIMBURSEMENT
---------------                                 ---------- ------------ -------- ------------- ------------ --------------
MET INVESTORS SERIES TRUST
  American Funds(R) Balanced Allocation
   Portfolio -- Class C........................    0.06%       0.55%      0.01%      0.38%         1.00%           --
  American Funds(R) Growth Allocation
   Portfolio -- Class C........................    0.07%       0.55%      0.01%      0.38%         1.01%           --
  American Funds(R) Moderate Allocation
   Portfolio -- Class C........................    0.06%       0.55%      0.01%      0.37%         0.99%           --
  BlackRock High Yield Portfolio -- Class A....    0.60%         --       0.05%      0.01%         0.66%           --
  BlackRock Large Cap Core Portfolio --
   Class E.....................................    0.59%       0.15%      0.05%        --          0.79%         0.01%
  Clarion Global Real Estate Portfolio --
   Class A.....................................    0.60%         --       0.06%        --          0.66%           --
  ClearBridge Aggressive Growth Portfolio --
   Class B.....................................    0.61%       0.25%      0.03%        --          0.89%           --
  Harris Oakmark International Portfolio --
   Class A.....................................    0.77%         --       0.06%        --          0.83%         0.02%
  Invesco Comstock Portfolio -- Class B........    0.57%       0.25%      0.03%        --          0.85%         0.02%
  Invesco Small Cap Growth Portfolio --
   Class A.....................................    0.85%         --       0.02%        --          0.87%         0.01%
  Janus Forty Portfolio -- Class A.............    0.63%         --       0.03%        --          0.66%         0.01%
  JPMorgan Small Cap Value Portfolio --
   Class A.....................................    0.78%         --       0.06%        --          0.84%         0.09%
  Lord Abbett Bond Debenture Portfolio --
   Class A.....................................    0.51%         --       0.03%        --          0.54%           --
  Lord Abbett Mid Cap Value Portfolio --
   Class B.....................................    0.65%       0.25%      0.04%      0.06%         1.00%         0.00%
  MetLife Aggressive Strategy Portfolio --
   Class B.....................................    0.09%       0.25%      0.01%      0.72%         1.07%           --
  MetLife Multi-Index Targeted Risk
   Portfolio -- Class B........................    0.18%       0.25%      9.02%      0.26%         9.71%         8.85%
  MFS(R) Emerging Markets Equity Portfolio --
   Class A.....................................    0.91%         --       0.16%        --          1.07%         0.02%
  MFS(R) Research International Portfolio --
   Class B.....................................    0.68%       0.25%      0.07%        --          1.00%         0.05%
  Oppenheimer Global Equity Portfolio --
   Class B.....................................    0.67%       0.25%      0.09%        --          1.01%         0.02%
  PIMCO Inflation Protected Bond Portfolio --
   Class A.....................................    0.47%         --       0.11%        --          0.58%           --
  PIMCO Total Return Portfolio -- Class B......    0.48%       0.25%      0.03%        --          0.76%           --
  Pioneer Fund Portfolio -- Class A............    0.64%         --       0.04%        --          0.68%         0.03%
  Pioneer Strategic Income Portfolio --
   Class A.....................................    0.57%         --       0.06%        --          0.63%           --
  Pyramis(R) Managed Risk Portfolio --
   Class B.....................................    0.45%       0.25%      0.27%      0.48%         1.45%         0.17%
  T. Rowe Price Large Cap Value Portfolio --
   Class B.....................................    0.57%       0.25%      0.02%        --          0.84%           --
  Third Avenue Small Cap Value Portfolio --
   Class B.....................................    0.74%       0.25%      0.03%        --          1.02%         0.01%
METROPOLITAN SERIES FUND
  Barclays Aggregate Bond Index Portfolio --
   Class A.....................................    0.25%         --       0.04%        --          0.29%         0.01%
  BlackRock Bond Income Portfolio --
   Class A.....................................    0.32%         --       0.04%        --          0.36%         0.00%
  BlackRock Capital Appreciation Portfolio --
   Class A.....................................    0.70%         --       0.03%        --          0.73%         0.01%
  BlackRock Diversified Portfolio -- Class A...    0.46%         --       0.07%        --          0.53%           --
  BlackRock Large Cap Value Portfolio --
   Class B.....................................    0.63%       0.25%      0.03%        --          0.91%         0.03%
  BlackRock Money Market Portfolio --
   Class A.....................................    0.33%         --       0.02%        --          0.35%         0.01%
  Davis Venture Value Portfolio -- Class A.....    0.70%         --       0.03%        --          0.73%         0.05%
  Frontier Mid Cap Growth Portfolio --
   Class D.....................................    0.73%       0.10%      0.05%        --          0.88%         0.02%

                                                NET TOTAL
                                                 ANNUAL
                                                OPERATING
UNDERLYING FUND                                 EXPENSES
---------------                                 ---------
MET INVESTORS SERIES TRUST
  American Funds(R) Balanced Allocation
   Portfolio -- Class C........................   1.00%
  American Funds(R) Growth Allocation
   Portfolio -- Class C........................   1.01%
  American Funds(R) Moderate Allocation
   Portfolio -- Class C........................   0.99%
  BlackRock High Yield Portfolio -- Class A....   0.66%
  BlackRock Large Cap Core Portfolio --
   Class E.....................................   0.78%
  Clarion Global Real Estate Portfolio --
   Class A.....................................   0.66%
  ClearBridge Aggressive Growth Portfolio --
   Class B.....................................   0.89%
  Harris Oakmark International Portfolio --
   Class A.....................................   0.81%
  Invesco Comstock Portfolio -- Class B........   0.83%
  Invesco Small Cap Growth Portfolio --
   Class A.....................................   0.86%
  Janus Forty Portfolio -- Class A.............   0.65%
  JPMorgan Small Cap Value Portfolio --
   Class A.....................................   0.75%
  Lord Abbett Bond Debenture Portfolio --
   Class A.....................................   0.54%
  Lord Abbett Mid Cap Value Portfolio --
   Class B.....................................   1.00%
  MetLife Aggressive Strategy Portfolio --
   Class B.....................................   1.07%
  MetLife Multi-Index Targeted Risk
   Portfolio -- Class B........................   0.86%
  MFS(R) Emerging Markets Equity Portfolio --
   Class A.....................................   1.05%
  MFS(R) Research International Portfolio --
   Class B.....................................   0.95%
  Oppenheimer Global Equity Portfolio --
   Class B.....................................   0.99%
  PIMCO Inflation Protected Bond Portfolio --
   Class A.....................................   0.58%
  PIMCO Total Return Portfolio -- Class B......   0.76%
  Pioneer Fund Portfolio -- Class A............   0.65%
  Pioneer Strategic Income Portfolio --
   Class A.....................................   0.63%
  Pyramis(R) Managed Risk Portfolio --
   Class B.....................................   1.28%
  T. Rowe Price Large Cap Value Portfolio --
   Class B.....................................   0.84%
  Third Avenue Small Cap Value Portfolio --
   Class B.....................................   1.01%
METROPOLITAN SERIES FUND
  Barclays Aggregate Bond Index Portfolio --
   Class A.....................................   0.28%
  BlackRock Bond Income Portfolio --
   Class A.....................................   0.36%
  BlackRock Capital Appreciation Portfolio --
   Class A.....................................   0.72%
  BlackRock Diversified Portfolio -- Class A...   0.53%
  BlackRock Large Cap Value Portfolio --
   Class B.....................................   0.88%
  BlackRock Money Market Portfolio --
   Class A.....................................   0.34%
  Davis Venture Value Portfolio -- Class A.....   0.68%
  Frontier Mid Cap Growth Portfolio --
   Class D.....................................   0.86%

                                                            DISTRIBUTION
                                                               AND/OR               ACQUIRED    TOTAL ANNUAL   FEE WAIVER
                                                 MANAGEMENT   SERVICE     OTHER   FUND FEES AND  OPERATING   AND/OR EXPENSE
UNDERLYING FUND                                     FEE     (12B-1) FEES EXPENSES   EXPENSES      EXPENSES   REIMBURSEMENT
---------------                                  ---------- ------------ -------- ------------- ------------ --------------
  Jennison Growth Portfolio -- Class A..........    0.61%         --       0.03%        --          0.64%         0.07%
  MetLife Conservative Allocation Portfolio --
   Class B......................................    0.09%       0.25%      0.02%      0.54%         0.90%         0.01%
  MetLife Conservative to Moderate Allocation
   Portfolio -- Class B.........................    0.07%       0.25%      0.01%      0.58%         0.91%         0.00%
  MetLife Mid Cap Stock Index Portfolio --
   Class G......................................    0.25%       0.30%      0.07%      0.02%         0.64%         0.00%
  MetLife Moderate Allocation Portfolio --
   Class B......................................    0.06%       0.25%        --       0.63%         0.94%         0.00%
  MetLife Moderate to Aggressive Allocation
   Portfolio -- Class B.........................    0.06%       0.25%      0.01%      0.67%         0.99%         0.00%
  MetLife Stock Index Portfolio -- Class A......    0.25%         --       0.03%        --          0.28%         0.01%
  MFS(R) Total Return Portfolio -- Class F......    0.55%       0.20%      0.05%        --          0.80%           --
  MFS(R) Value Portfolio -- Class A.............    0.70%         --       0.03%        --          0.73%         0.13%
  MSCI EAFE(R) Index Portfolio -- Class A.......    0.30%         --       0.11%      0.01%         0.42%         0.00%
  Neuberger Berman Genesis Portfolio --
   Class A......................................    0.82%         --       0.04%        --          0.86%         0.01%
  Russell 2000(R) Index Portfolio -- Class A....    0.25%         --       0.08%      0.09%         0.42%         0.00%
  T. Rowe Price Large Cap Growth Portfolio --
   Class B......................................    0.60%       0.25%      0.04%        --          0.89%         0.01%
  T. Rowe Price Small Cap Growth Portfolio --
   Class B......................................    0.49%       0.25%      0.06%        --          0.80%           --
  Western Asset Management
   U.S. Government Portfolio -- Class A.........    0.47%         --       0.03%        --          0.50%         0.02%

                                                 NET TOTAL
                                                  ANNUAL
                                                 OPERATING
UNDERLYING FUND                                  EXPENSES
---------------                                  ---------
  Jennison Growth Portfolio -- Class A..........   0.57%
  MetLife Conservative Allocation Portfolio --
   Class B......................................   0.89%
  MetLife Conservative to Moderate Allocation
   Portfolio -- Class B.........................   0.91%
  MetLife Mid Cap Stock Index Portfolio --
   Class G......................................   0.64%
  MetLife Moderate Allocation Portfolio --
   Class B......................................   0.94%
  MetLife Moderate to Aggressive Allocation
   Portfolio -- Class B.........................   0.99%
  MetLife Stock Index Portfolio -- Class A......   0.27%
  MFS(R) Total Return Portfolio -- Class F......   0.80%
  MFS(R) Value Portfolio -- Class A.............   0.60%
  MSCI EAFE(R) Index Portfolio -- Class A.......   0.42%
  Neuberger Berman Genesis Portfolio --
   Class A......................................   0.85%
  Russell 2000(R) Index Portfolio -- Class A....   0.42%
  T. Rowe Price Large Cap Growth Portfolio --
   Class B......................................   0.88%
  T. Rowe Price Small Cap Growth Portfolio --
   Class B......................................   0.80%
  Western Asset Management
   U.S. Government Portfolio -- Class A.........   0.48%

The information shown in the table above was provided by the Underlying Funds and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Underlying Fund's 2013 prospectus. "0.00%" in the Fee Waiver and/or Expense Reimbursement column indicates that there is such an arrangement in effect for the Underlying Fund, but that the expenses of the Underlying Fund are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Underlying Fund's board of directors or trustees, are not shown.

Certain Underlying Funds that have "Acquired Fund Fees and Expenses" are "funds of funds." A fund of funds invests substantially all of its assets in other underlying funds. Because the Underlying Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

EXAMPLE

The example is intended to help You compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses, and Underlying Fund total annual operating expenses. The example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that You invest $10,000 in the Contract for the time periods indicated and that Your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for Contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.


                                               IF CONTRACT IS SURRENDERED AT THE     IF CONTRACT IS NOT SURRENDERED OR
                                                     END OF PERIOD SHOWN:          ANNUITIZED AT THE END OF PERIOD SHOWN:
                                               --------------------------------- ----------------------------------------
    FUNDING OPTION                             1 YEAR           3 YEARS          1 YEAR              3 YEARS
    --------------                             ------           -------          ------              -------
    Underlying Fund with Maximum Total Annual
     Operating
      Expenses................................ $1,591           $3,444           $1,091              $3,084
    Underlying Fund with Minimum Total Annual
     Operating
      Expenses................................ $  648           $  820           $  148              $  460

                        CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

See Appendix A. (As the Contract has not been previously offered, there is no accumulation unit values history)

                 THE ANNUITY CONTRACT AND YOUR RETIREMENT PLAN
--------------------------------------------------------------------------------

If You participate through a retirement Plan or other group arrangement, the Contract may provide that all or some of Your rights or choices as described in this prospectus are subject to the Plan's terms. For example, limitations on Your rights may apply to Funding Options, Purchase Payments, withdrawals, transfers, loans, the death benefit and Annuity options.

The Contract may provide that a Plan administrative fee will be paid by making a withdrawal from Your Contract Value. Also, the Contract may require that You or Your Beneficiary obtain a signed authorization from Your employer or Plan Administrator to exercise certain rights. We may rely on Your employer's or Plan Administrator's statements to Us as to the terms of the Plan or Your entitlement to any amounts. We are not a party to Your employer's retirement Plan. We will not be responsible for determining what Your Plan says. You should consult the Contract and Plan document to see how You may be affected.

403(B) PLAN TERMINATIONS

Upon a 403(b) Plan Termination, Your employer is required to distribute Your Plan benefits under the Contract to You. Your employer may permit You to receive Your distribution of Your 403(b) Plan benefit in cash or in the form of the Contract.

If You elect to receive Your distributions in cash, the distribution is a withdrawal under the Contract and any amounts withdrawn are subject to applicable surrender charges. Outstanding loans will be satisfied (paid) from Your cash benefit prior to its distribution to You. In addition, Your cash distributions are subject to withholding, ordinary income tax and applicable federal income tax penalties, (See "Federal Tax Considerations".) Contract surrender charges will be waived if the net distribution is made under the exceptions listed in the "Surrender Charge" section of the prospectus. However, if Your employer chooses to distribute cash as the default option, Your employer may not give You the opportunity to instruct Us to make, at a minimum, a direct transfer to another funding vehicle or Annuity contract issued by Us or by one of Our affiliates, which may avoid a surrender charge. In that case, You will receive the net cash distribution, less any applicable surrender charge and withholding. In addition, You would forfeit any accrued guaranteed death benefit.

If You receive the distribution in form of the Contract, We will continue to administer the Contract according to its terms. However in that case, You may not make any additional Purchase Payments or take any loans. In addition We will rely on You to provide certain information that would otherwise be provided to Us by the employer or Plan Administrator. The employer may choose distribution of the Contract as the default option. The employer may not choose distribution of a Contract as a default option when that Contract is an investment vehicle for a tax sheltered annuity ERISA Plan.

                             THE ANNUITY CONTRACT
--------------------------------------------------------------------------------


Gold Track Select Annuity is a Contract between the Contract Owner and the Company. This is the prospectus -- it is not the Contract. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When You receive Your Contract, We suggest You read it promptly and carefully. This prospectus describes all the material features of the Contract.


We encourage You to evaluate the fees, expenses, benefits and features of this Annuity Contract against those of other investment products, including other Annuity products offered by Us and other insurance companies. Before purchasing this or any other investment product You should consider whether the product You purchase is consistent with Your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how You intend to use the Annuity.

You make Purchase Payments to Us and We credit them to Your Contract. We promise to pay You an income, in the form of Annuity Payments, beginning on a future date that You choose, the Maturity Date (referred to as "Annuity Commencement Date" in Your Contract). The Purchase Payments accumulate tax-deferred in the Funding Options of Your choice. We offer multiple Funding Options, and one Fixed Account option. The Contract Owner assumes the risk of gain or loss according to the performance of the Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts You allocate to the Separate Account ("Separate Account

Contract Value") or interest on the amounts You allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that You must send written information to Our Home Office in a form and content satisfactory to Us.

Purchase of this Contract through a tax-qualified retirement Plan does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if You are purchasing this Contract through a Plan, You should consider purchasing this Contract for its death benefits, Annuity option benefits, and other non-tax-related benefits. You should consult with Your financial adviser to determine if this Contract is appropriate for You.

CONTRACT OWNER INQUIRIES

Any questions You have about Your Contract should be directed to Our Home Office at 1-800-842-9406.

ALLOCATED CONTRACTS

A group allocated Contract will cover all present and future Participants under the Contract. A Participant under an allocated Contract receives a Certificate that evidences participation in the Contract.

UNALLOCATED CONTRACTS

We offer an unallocated Annuity Contract, designed for use with certain Qualified Plans where the employer has secured the services of a TPA.

The Contracts will be issued to an employer or the trustee(s) or custodian of an employer's Qualified Plan. All Purchase Payments are held under the Contract, as directed by the Contract Owner. There are no Individual Accounts under the unallocated Contracts for individual Participants in the Qualified Plan.

PURCHASE PAYMENTS

The minimum Purchase Payment allowed is an average of $1,000 annually per individual Certificate, or $10,000 annually per group Contract. The initial Purchase Payment is due and payable before the Contract becomes effective. We may refuse to accept total Purchase Payments over $3,000,000. Purchase Payments may be made at any time while the Annuitant is alive and before Annuity Payments begin.

We will apply the initial Purchase Payment within two business days after We receive it at Our Home Office with a properly completed application or order request. If Your request or other information accompanying the initial Purchase Payment is incomplete when received, We will hold the Purchase Payment for up to five business days. If We cannot obtain the necessary information within five business days of Our receipt, We will return the Purchase Payment in full, unless You specifically consent for Us to keep it until You provide the necessary information.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which We receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money").

We will credit subsequent Purchase Payments to a Contract on the same business day We receive it, if received in Good Order by Our Home Office by 4:00 p.m. Eastern time. A business day is any day that the "NYSE" is open for regular trading (except when trading is restricted due to an emergency as defined by the SEC).

We will provide You with the address of the office to which Purchase Payments are to be sent.

If You send Purchase Payments or transaction requests to an address other than the one We have designated for receipt of such Purchase Payments or requests, We may return the Purchase Payment to You, or there may be a delay in applying the Purchase Payment or transaction to Your Contract.

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the Accumulation Period. During the Accumulation Period, an Accumulation Unit is used to calculate the value of a Contract. Each Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of Separate Account charges shown in the Fee Table in this prospectus. The number of Accumulation Units We will credit to Your Contract once We receive a Purchase Payment or transfer request (or liquidate for a withdrawal request) is determined by dividing the amount directed to each Funding Option (or taken from each Funding Option) by the value of its Accumulation Unit next determined after receipt of a Purchase Payment or transfer request (or withdrawal request). Normally We calculate the value of an Accumulation Unit for each Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the NYSE is open. After the value is calculated, We credit Your Contract. During the Annuity Period (i.e., after the Maturity Date), You are credited with Annuity Units.


VALUATION OF ASSETS

FUNDING OPTIONS. The value of the assets of each Funding Option is determined as of 4:00 p.m. Eastern time on each business day. A business day is any day the New York Stock Exchange is open. It is expected that the New York Stock Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the Valuation Period just ended. The net investment factor is calculated as of the end of each Valuation Period using the net asset value per share of the Underlying Fund. The net asset value includes the per share amount of any dividend or capital gain distribution paid by the Underlying Fund during the current Valuation Period, and subtracts any per share charges for taxes and reserve for taxes. We then divide that amount by the net asset value per share as of the end of the last Valuation Period to obtain a factor that reflects investment performance. We then subtract a maximum charge of 0.000035616 for each day in the Valuation Period which is the daily equivalent of the maximum annual Separate Account Charge.


THE FUNDING OPTIONS

You choose the Funding Options to which You allocate Your Purchase Payments. From time to time We may make new Funding Options available. These Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act"). These Underlying Funds are not publicly traded and are only offered through Variable Annuity Contracts, variable life insurance products, and maybe in some instances, certain retirement Plans. They are not the same retail mutual funds as those offered outside of a Variable Annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor We consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of Our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to Us or Our affiliates. In this regard, the profit distributions We receive from Our affiliated investment advisers are a component of the total revenue that We consider in configuring the features and investment choices available in the variable insurance products that We and Our affiliated insurance companies issue. Since We and Our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by Our affiliates than those that are not, We may be more inclined to offer portfolios advised by Our affiliates in the variable insurance products We issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if We determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, We have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in Our judgment becomes inappropriate for purposes of the Contract, or for any other reason in Our sole discretion, We may substitute another Underlying Fund or Underlying Funds without Your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, We will not make such substitution without any necessary approval of the SEC and the New York Department of Financial Services. Furthermore, We may close Underlying Funds to allocations of Purchase Payments Contract or Value, or both, at any time in Our sole discretion.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than Our affiliate MetLife Advisers, LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of Our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts and, in the Company's role as an intermediary with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments We receive is based on a percentage of the assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser (other than Our affiliate MetLife Advisers, LLC) or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of Our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment adviser MetLife Advisers, LLC, which is formed as a "limited liability company." The Company's ownership interests in MetLife Advisers, LLC entitle Us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Funds. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the adviser. (See "Fee Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the 1940 Act. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee Table -- Underlying Fund Fees and Expenses" and "Other Information -- Distribution of the Contracts.") Any payments We receive pursuant to those 12b-1 Plans are paid to Us or Our distributor. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriters for the American Funds Insurance Series(R). (See "Distribution of Contracts").

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 1-800-842-9406 or through Your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser.

           FUNDING OPTION                      INVESTMENT OBJECTIVE            INVESTMENT ADVISER/SUBADVISER
-------------------------------------- -------------------------------------- --------------------------------
AMERICAN FUNDS INSURANCE SERIES(R) --
  CLASS 2
American Funds Global Growth Fund      Seeks long-term growth of capital.     Capital Research and Management
                                                                              Company
American Funds Growth Fund             Seeks growth of capital.               Capital Research and Management
                                                                              Company
American Funds Growth-Income Fund      Seeks long-term growth of capital and  Capital Research and Management
                                       income.                                Company

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the 1940 Act. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee Table -- Underlying Fund Fees and Expenses" and "Other Information -- Distribution of the Contracts.") Any payments We receive pursuant to those 12b-1 Plans are paid to Us or Our distributor. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriters for the American Funds Insurance Series(R). (See "Distribution of Contracts").

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 1-800-842-9406 or through Your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser.

              FUNDING OPTION                        INVESTMENT OBJECTIVE              INVESTMENT ADVISER/SUBADVISER
------------------------------------------- -------------------------------------- -------------------------------------
AMERICAN FUNDS INSURANCE SERIES(R) --
  CLASS 2
American Funds Global Growth Fund           Seeks long-term growth of capital.     Capital Research and Management
                                                                                   Company
American Funds Growth Fund                  Seeks growth of capital.               Capital Research and Management
                                                                                   Company
American Funds Growth-Income Fund           Seeks long-term growth of capital and  Capital Research and Management
                                            income.                                Company
DELAWARE VIP(R) TRUST -- STANDARD CLASS
Delaware VIP(R) Small Cap Value Series      Seeks capital appreciation.            Delaware Management Company
FIDELITY(R) VARIABLE INSURANCE PRODUCTS --
  SERVICE CLASS 2
Contrafund(R) Portfolio                     Seeks long-term capital appreciation.  Fidelity Management & Research
                                                                                   Company
                                                                                   Subadviser: FMR Co., Inc.
Mid Cap Portfolio                           Seeks long-term growth of capital.     Fidelity Management & Research
                                                                                   Company
                                                                                   Subadviser: FMR Co., Inc.
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST -- CLASS 2
Templeton Developing Markets                Seeks long-term capital appreciation.  Templeton Asset Management Ltd.
  Securities Fund
Templeton Foreign Securities Fund           Seeks long-term capital growth.        Templeton Investment Counsel, LLC
JANUS ASPEN SERIES -- SERVICE SHARES
Enterprise Portfolio                        Seeks long-term growth of capital.     Janus Capital Management LLC
LEGG MASON PARTNERS VARIABLE EQUITY
  TRUST
ClearBridge Variable All Cap Value          Seeks long-term capital growth.        Legg Mason Partners Fund Advisor,
  Portfolio -- Class I                      Current income is a secondary          LLC
                                            consideration.                         Subadviser ClearBridge Investments,
                                                                                   LLC
ClearBridge Variable Appreciation           Seeks long-term appreciation of        Legg Mason Partners Fund Advisor,
  Portfolio -- Class I                      capital.                               LLC
                                                                                   Subadviser: ClearBridge Investments,
                                                                                   LLC
ClearBridge Variable Equity Income          Seeks a high level of current income.  Legg Mason Partners Fund Advisor,
  Portfolio -- Class I                      Long-term capital appreciation is a    LLC
                                            secondary objective.                   Subadviser: ClearBridge Investments,
                                                                                   LLC

            FUNDING OPTION                         INVESTMENT OBJECTIVE               INVESTMENT ADVISER/SUBADVISER
---------------------------------------- ----------------------------------------- -------------------------------------
ClearBridge Variable Large Cap Growth    Seeks long-term growth of capital.        Legg Mason Partners Fund Advisor,
  Portfolio -- Class I                                                             LLC
                                                                                   Subadviser: ClearBridge Investments,
                                                                                   LLC
ClearBridge Variable Small Cap Growth    Seeks long-term growth of capital.        Legg Mason Partners Fund Advisor,
  Portfolio -- Class I                                                             LLC
                                                                                   Subadviser: ClearBridge Investments,
                                                                                   LLC
Legg Mason Investment Counsel Variable   Seeks capital appreciation and            Legg Mason Partners Fund Advisor,
  Social Awareness Portfolio             retention of net investment income.       LLC
                                                                                   Subadviser: Legg Mason Investment
                                                                                   Counsel, LLC
LEGG MASON PARTNERS VARIABLE INCOME
  TRUST
Western Asset Variable High Income       Seeks high current income as its          Legg Mason Partners Fund Advisor,
  Portfolio                              primary objective and capital             LLC
                                         appreciation as its secondary             Subadvisers: Western Asset
                                         objective.                                Management Company; Western
                                                                                   Asset Management Company Limited
MET INVESTORS SERIES TRUST
American Funds(R) Balanced Allocation    Seeks a balance between a high level      MetLife Advisers, LLC
  Portfolio -- Class C                   of current income and growth of
                                         capital, with a greater emphasis on
                                         growth of capital.
American Funds(R) Growth Allocation      Seeks growth of capital.                  MetLife Advisers, LLC
  Portfolio -- Class C
American Funds(R) Moderate Allocation    Seeks a high total return in the form of  MetLife Advisers, LLC
  Portfolio -- Class C                   income and growth of capital, with a
                                         greater emphasis on income.
BlackRock High Yield Portfolio --        Seeks to maximize total return,           MetLife Advisers, LLC
  Class A                                consistent with income generation         Subadviser: BlackRock Financial
                                         and prudent investment management.        Management, Inc.
BlackRock Large Cap Core Portfolio --    Seeks long-term capital growth.           MetLife Advisers, LLC
  Class E                                                                          Subadviser: BlackRock Advisors, LLC
Clarion Global Real Estate Portfolio --  Seeks total return through investment     MetLife Advisers, LLC
  Class A                                in real estate securities, emphasizing    Subadviser: CBRE Clarion Securities
                                         both capital appreciation and current     LLC
                                         income.
ClearBridge Aggressive Growth            Seeks capital appreciation.               MetLife Advisers, LLC
  Portfolio -- Class B                                                             Subadviser: ClearBridge Investments,
                                                                                   LLC
Harris Oakmark International             Seeks long-term capital appreciation.     MetLife Advisers, LLC
  Portfolio -- Class A                                                             Subadviser: Harris Associates L.P.
Invesco Comstock Portfolio -- Class B    Seeks capital growth and income.          MetLife Advisers, LLC
                                                                                   Subadviser: Invesco Advisers, Inc.
Invesco Small Cap Growth Portfolio --    Seeks long-term growth of capital.        MetLife Advisers, LLC
  Class A                                                                          Subadviser: Invesco Advisers, Inc.
Janus Forty Portfolio -- Class A         Seeks capital appreciation.               MetLife Advisers, LLC
                                                                                   Subadviser: Janus Capital
                                                                                   Management LLC
JPMorgan Small Cap Value Portfolio --    Seeks long-term capital growth.           MetLife Advisers, LLC
  Class A                                                                          Subadviser: J.P. Morgan Investment
                                                                                   Management Inc.
Lord Abbett Bond Debenture Portfolio --  Seeks high current income and the         MetLife Advisers, LLC
  Class A                                opportunity for capital appreciation to   Subadviser: Lord, Abbett & Co. LLC
                                         produce a high total return.

             FUNDING OPTION                        INVESTMENT OBJECTIVE               INVESTMENT ADVISER/SUBADVISER
----------------------------------------- --------------------------------------- --------------------------------------
Pioneer Strategic Income Portfolio --     Seeks a high level of current income.   MetLife Advisers, LLC
  Class A                                                                         Subadviser: Pioneer Investment
                                                                                  Management, Inc.
Pyramis(R) Managed Risk Portfolio --      Seeks total return.                     MetLife Advisers, LLC
  Class B                                                                         Subadviser: Pyramis Global Advisors,
                                                                                  LLC
T. Rowe Price Large Cap Value             Seeks long-term capital appreciation    MetLife Advisers, LLC
  Portfolio -- Class B                    by investing in common stocks           Subadviser: T. Rowe Price Associates,
                                          believed to be undervalued. Income      Inc.
                                          is a secondary objective.
Third Avenue Small Cap Value              Seeks long-term capital appreciation.   MetLife Advisers, LLC
  Portfolio -- Class B                                                            Subadviser: Third Avenue
                                                                                  Management LLC
METROPOLITAN SERIES FUND
Barclays Aggregate Bond Index             Seeks to track the performance of the   MetLife Advisers, LLC
  Portfolio -- Class A                    Barclays U.S. Aggregate Bond Index.     Subadviser: MetLife Investment
                                                                                  Management, LLC
BlackRock Bond Income Portfolio --        Seeks a competitive total return        MetLife Advisers, LLC
  Class A                                 primarily from investing in fixed-      Subadviser: BlackRock Advisors, LLC
                                          income securities.
BlackRock Capital Appreciation            Seeks long-term growth of capital.      MetLife Advisers, LLC
  Portfolio -- Class A                                                            Subadviser: BlackRock Advisors, LLC
BlackRock Diversified Portfolio --        Seeks high total return while           MetLife Advisers, LLC
  Class A                                 attempting to limit investment risk     Subadviser: BlackRock Advisors, LLC
                                          and preserve capital.
BlackRock Large Cap Value Portfolio --    Seeks long-term growth of capital.      MetLife Advisers, LLC
  Class B                                                                         Subadviser: BlackRock Advisors, LLC
BlackRock Money Market Portfolio --       Seeks a high level of current income    MetLife Advisers, LLC
  Class A                                 consistent with preservation of         Subadviser: BlackRock Advisors, LLC
                                          capital.
Davis Venture Value Portfolio -- Class A  Seeks growth of capital.                MetLife Advisers, LLC
                                                                                  Subadviser: Davis Selected Advisers,
                                                                                  L.P.
Frontier Mid Cap Growth Portfolio --      Seeks maximum capital appreciation.     MetLife Advisers, LLC
  Class D                                                                         Subadviser: Frontier Capital
                                                                                  Management Company, LLC
Jennison Growth Portfolio -- Class A      Seeks long-term growth of capital.      MetLife Advisers, LLC
                                                                                  Subadviser: Jennison Associates LLC
MetLife Conservative Allocation           Seeks a high level of current income,   MetLife Advisers, LLC
  Portfolio -- Class B                    with growth of capital as a secondary
                                          objective.
MetLife Conservative to Moderate          Seeks high total return in the form of  MetLife Advisers, LLC
  Allocation Portfolio -- Class B         income and growth of capital, with a
                                          greater emphasis on income.
MetLife Mid Cap Stock Index Portfolio --  Seeks to track the performance of the   MetLife Advisers, LLC
  Class G                                 Standard & Poor's MidCap 400(R)         Subadviser: MetLife Investment
                                          Composite Stock Price Index.            Management, LLC
MetLife Moderate Allocation Portfolio --  Seeks a balance between a high level    MetLife Advisers, LLC
  Class B                                 of current income and growth of
                                          capital, with a greater emphasis on
                                          growth of capital.
MetLife Moderate to Aggressive            Seeks growth of capital.                MetLife Advisers, LLC
  Allocation Portfolio -- Class B

              FUNDING OPTION                         INVESTMENT OBJECTIVE                INVESTMENT ADVISER/SUBADVISER
------------------------------------------- ---------------------------------------- --------------------------------------
MetLife Stock Index Portfolio -- Class A    Seeks to track the performance of the    MetLife Advisers, LLC
                                            Standard & Poor's 500(R) Composite       Subadviser: MetLife Investment
                                            Stock Price Index.                       Management, LLC
MFS(R) Total Return Portfolio -- Class F    Seeks a favorable total return through   MetLife Advisers, LLC
                                            investment in a diversified portfolio.   Subadviser: Massachusetts Financial
                                                                                     Services Company
MFS(R) Value Portfolio -- Class A           Seeks capital appreciation.              MetLife Advisers, LLC
                                                                                     Subadviser: Massachusetts Financial
                                                                                     Services Company
MSCI EAFE(R) Index Portfolio -- Class A     Seeks to track the performance of the    MetLife Advisers, LLC
                                            MSCI EAFE(R) Index.                      Subadviser: MetLife Investment
                                                                                     Management, LLC
Neuberger Berman Genesis Portfolio --       Seeks high total return, consisting      MetLife Advisers, LLC
  Class A                                   principally of capital appreciation.     Subadviser: Neuberger Berman
                                                                                     Management LLC
Russell 2000(R) Index Portfolio -- Class A  Seeks to track the performance of the    MetLife Advisers, LLC
                                            Russell 2000(R) Index.                   Subadviser: MetLife Investment
                                                                                     Management, LLC
T. Rowe Price Large Cap Growth              Seeks long-term growth of capital        MetLife Advisers, LLC
  Portfolio -- Class B                      and, secondarily, dividend income.       Subadviser: T. Rowe Price Associates,
                                                                                     Inc.
T. Rowe Price Small Cap Growth              Seeks long-term capital growth.          MetLife Advisers, LLC
  Portfolio -- Class B                                                               Subadviser: T. Rowe Price Associates,
                                                                                     Inc.
Western Asset Management U.S.               Seeks to maximize total return           MetLife Advisers, LLC
  Government Portfolio -- Class A           consistent with preservation of capital  Subadviser: Western Asset
                                            and maintenance of liquidity.            Management Company

UNDERLYING FUNDS WHICH ARE FUND OF FUNDS

The following portfolios available within the Metropolitan Series Fund and Met Investors Series Trust are "fund of funds":

      MetLife Conservative Allocation Portfolio
      MetLife Conservative to Moderate Allocation Portfolio
      MetLife Moderate Allocation Portfolio
      MetLife Moderate to Aggressive Allocation Portfolio
      American Funds Balanced Allocation Portfolio
      American Funds Growth Allocation Portfolio
      American Funds Moderate Allocation Portfolio
      MetLife Multi-Index Targeted Risk Portfolio
      Pyramis(R) Managed Risk Portfolio
      MetLife Aggressive Strategy Portfolio

"Fund of funds" Underlying Funds invest substantially all of their assets in other underlying funds. Therefore, each of these Underlying Funds will bear its pro rata share of the fees and expenses incurred by the underlying funds in which it invests in addition to its own management fees and expenses. This will reduce the investment return of each of the fund of funds Underlying Funds. The expense levels will vary over time, depending on the mix of underlying funds in which the fund of funds Underlying Fund invests. You may be able to realize lower aggregate expenses by investing directly in the underlying funds instead of investing in the fund of funds Underlying Funds, if such underlying funds are available under the Contract. However, only some of the underlying funds are available under the Contract.

                            CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits We provide, costs and expenses We incur, and risks We assume under the Contracts. Services and benefits We provide include:

    . the ability for You to make withdrawals and surrenders under the Contracts;

    .  the death benefit paid on the death of the Contract Owner or Annuitant;

    . the available Funding Options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs);

    .  administration of the Annuity options available under the Contracts; and

    .  the distribution of various reports to Contract Owners.

Costs and expenses We incur include:

    . losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts;

    . sales and marketing expenses including commission payments to Your sales agent; and

    .  other costs of doing business.

Risks We assume include:

    . that Annuitants may live longer than estimated when the Annuity factors under the Contracts were established;

    . that the amount of the death benefit will be greater than the Contract Value; and

    . that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all Funding Options in which You are invested.

We may reduce or eliminate the surrender charge, the administrative charges and/or the mortality and expense risk charge under the Contract based upon characteristics of the group. Such characteristics include, but are not limited to, the nature of the group, size, facility by which Purchase Payments will be paid, and aggregate amount of anticipated persistency. The availability of a reduction or elimination of the surrender charge or the administrative charge will be made in a reasonable manner and will not be unfairly discriminatory to the interest of any Contract Owner.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the surrender charge We collect may not fully cover all of the sales and distribution expenses We actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

SURRENDER CHARGE

We do not deduct a sales charge from Purchase Payments when they are made under the Contract. However, when withdrawn, We will charge a surrender charge on the amount withdrawn, as negotiated. Any surrender charge, penalty tax and withholding will be deducted from either the amount surrendered or from the remaining Contract balance, as requested by You. The maximum surrender charge is 5% of the amount surrendered in the first two Contract Years, up to 4% in years three and four; up to 3% in years five and six, up to 2% in years seven and eight and 0% beginning in the ninth year. Any applicable surrender charge will not exceed 8.5% of the aggregate amount of the Purchase Payments made.

The surrender charges can be changed if We anticipate We will incur decreased sales-related expenses due to the nature of the Plan to which the Contract is issued or the involvement of TPAs. When considering a change in the surrender charges, We will take into account:

    (a)the expected level of initial agent or the Company involvement during the establishment and maintenance of the Contract including the amount of enrollment activity required, and the amount of service required by the Contract Owner in support of the Plan;

    (b)Contract Owner, agent or TPA involvement in conducting ongoing enrollment of subsequently eligible Participants;

    (c)the expected level of commission We may pay to the agent or TPA for distribution expenses; and

    (d)any other factors that We anticipate will increase or decrease the sales-related expenses associated with the sale of the Contract in connection with the Plan.

We may not assess a surrender charge if a withdrawal is made under one of the following circumstances:

   .   retirement of Participant

   .   severance from employment by Participant

   .   loans (if available)

   .   hardship (as defined by the Code) suffered by the Participant

   .   death of Participant

   .   disability (as defined by the Code) of Participant

   .   return of Excess Plan Contributions

   .   minimum required distributions, generally when Participant reaches age
       70 1/2

   .   transfers to an Employee Stock Fund

   .   certain Plan expenses, as mutually agreed upon

   .   annuitization under this Contract or another contract issued by Us


   . for 403(b) arrangements, 401(k) Plans, 401(a) Plans, Section 457(b) deferred compensation Plans and 403(a) arrangements, direct transfers to another funding vehicle or Annuity contract issued by Us or by one of Our affiliates and We agree.


   . to avoid required federal income tax penalties (This waiver only applies to amounts required to be distributed under the Code from this Contract.)

For Section 401(a) Plans with less than 50 Participants at the time of sale, highly compensated employees, as defined by the Code, during the first 5 Contract Years may be subject to surrender charges for all distributions listed above except loans and return of Excess Plan Contributions.

For unallocated Contracts, We make the deductions described above pursuant to the terms of the various agreements among the custodian, the principal underwriter, and Us.

DIVORCE. A withdrawal made pursuant to a divorce or separation instrument is subject to the same withdrawal charge provisions described in this section, if permissible under tax law. In addition, the withdrawal will reduce the Contract Value and the death benefit. The withdrawal could have a significant negative impact on the death benefit.

FREE WITHDRAWAL ALLOWANCE


For Contracts in use with deferred compensation Plans, the tax deferred Annuity Plans and combined Qualified Plans/tax-deferred Annuity Plans, there is currently a 10% free withdrawal allowance (based upon Contract Value as of the previous Contract anniversary) available each year after the first Contract Year. The available withdrawal amount will be calculated as of the first Valuation Date of any given Contract Year. The free withdrawal allowance applies to partial surrenders of any amount and to full surrenders.


Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with Your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10 on transfers exceeding 12 per year. We will notify You in writing at Your last known address at least 31 days before We impose any such transfer charge.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, We deduct a mortality and expense risk ("M&E") charge from amounts We hold in the Funding Options. We reflect the deduction in Our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. This charge is equal to 1.20% annually.

FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Underlying Fund.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 5% of the amounts withdrawn during the Annuity Period. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

                        CONTRACT YEAR  WITHDRAWAL CHARGE
                        -------------  -----------------
                            0-2                5%
                            3-4                4%
                            5-6                3%
                            7-8                2%
                            9+                 0%

Please refer to "The Annuity Period" section for a description of this benefit.

ADMINISTRATIVE CHARGE

We deduct this charge each business day from the variable Funding Options in order to compensate the Company for certain administrative and operating expenses. The charge equals a maximum of 0.10% annually of the daily net asset value of each Funding Option. This charge is assessed during the Accumulation and Annuity Periods.

As discussed below, the level of the administrative expense charge is subject to negotiation. In determining the level of the administrative expense charge, We consider certain factors including, but not limited to, the following:

    (a)The size and characteristics of the Contract and the group to which it is issued including: the annual amount of Purchase Payments per Participant, the expected turnover of employees, whether the Contract Owner will make Purchase Payment allocations electronically.

    (b)Determination of Our anticipated expenses in administering the Contract, such as: billing for Purchase Payments, producing periodic reports, providing for the direct payment of Contract charges rather than having them deducted from Contract Values.

    (c)TPA and/or agent involvement.

TPA ADMINISTRATIVE CHARGES

We may be directed by the Contract Owner to deduct charges from Purchase Payments or Contract Values for payment to the Contract Owner, the TPA and/or other specified party. We will send these fees directly to the party specified by the Contract Owner. These charges are not separately levied by the Contract and are not subject to withdrawal charges. Such charges may include maintenance fees, transaction fees, recordkeeping and other administrative fees.

PREMIUM TAX

New York State currently does not impose any Premium Taxes.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, Contract gains or value of the Contract, We reserve the right to charge You proportionately for this tax.

ACCOUNT REDUCTION LOAN FEES

We make available account reduction loans. If Your Plan or group of which You are a Participant or member permits account reduction loans, and You take an account reduction loan, there is a $75 Account Reduction Loan initiation fee. This fee is paid from the requested loan principal amount. There is also a $50 annual maintenance fee per loan outstanding. The maintenance fee is taken pro-rata from each Subaccount and the Fixed Account in which You then have a balance and is paid on a quarterly basis at the end of each quarter. Either or both fees may be waived for certain groups.

                                   TRANSFERS
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Subject to the limitations described below, You may transfer all or part of Your Contract Value between Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, You may make transfers only if allowed by Your Contract or with Our consent. Transfer requests received at Our Home Office that are in Good Order before the close of the NYSE will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

We reserve the right with 30 days advance written notice to restrict transfers from the Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract. We will provide advance written notice if this restriction is subsequently lifted.

Currently, there are no charges for transfers; however, We reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Funding Option to another could result in Your investment becoming subject to higher or lower expenses. Also, when making transfers, You should consider the inherent risks associated with the Funding Options to which Your Contract Value is allocated.

You may also transfer between the Funding Options and the Fixed Account; however, no transfers are allowed between the Fixed Account and any Competing Fund. Amounts previously transferred from the Fixed Account to the Underlying Funds may not be transferred back to the Fixed Account or any Competing Fund for a period of at least 3 months for the date of the transfer. Amounts previously transferred from a Competing Fund to an Underlying Fund, which is not a Competing Fund, may not be transferred to the Fixed Account for a period of at least 3 months from the date of the Purchase Payment. (Please refer to "Appendix D -- Competing Funds".)

RESTRICTIONS ON TRANSFERS

RESTRICTIONS ON FREQUENT TRANSFERS. Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Frequent transfers involving arbitrage trading may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., Annuitants and Beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where We determine there is a potential for arbitrage trading. Currently, We believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds (i.e., American Funds Global Growth Fund, BlackRock High Yield Portfolio, Clarion Global Real Estate Portfolio, ClearBridge Variable Small Cap Growth Portfolio, Delaware VIP Small Cap Value Series, Harris Oakmark International Portfolio, Invesco Small Cap Growth Portfolio, JP Morgan Small Cap Value Portfolio, Western Asset Variable High Income Portfolio, Lord Abbett Bond Debenture Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, MSCI EAFE(R) Index Portfolio, Neuberger Berman Genesis Portfolio, Oppenheimer Global Equity Portfolio, Pioneer Strategic Income Portfolio, Russell 2000(R) Index Portfolio,
T. Rowe Price Small Cap Growth Portfolio, Templeton Developing Markets Securities Fund, Templeton Foreign Securities Fund and Third Avenue Small Cap Value Portfolio -- the "Monitored Portfolios"), and We monitor transfer activity in those Monitored Portfolios. In addition, as described below, We treat all American Funds Insurance Series(R) portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, We currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below. WE DO NOT BELIEVE THAT OTHER UNDERLYING FUNDS PRESENT A SIGNIFICANT OPPORTUNITY TO ENGAGE IN ARBITRAGE TRADING AND THEREFORE DO NOT MONITOR TRANSFER ACTIVITY IN THOSE UNDERLYING FUNDS. We may change the Monitored Portfolios at any time without notice in Our sole discretion.

As a condition to making their portfolios available in Our products, American Funds(R) requires Us to treat all American Funds portfolios as Monitored Portfolios under Our current frequent transfer policies and procedures. Further, American Funds(R) requires Us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds(R) monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to Our current frequent transfer policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy. A process has been implemented to enforce the American Funds restrictions. There is no guarantee that this process will detect all Contract holders whose transfer activity in the American Funds portfolios violates the monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter frequent transfers. Currently, when We detect transfer activity in the Monitored Portfolios that exceeds Our current transfer limits, We will exercise Our contractual right to restrict Your number of transfers to one every six months.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when We monitor the frequency of transfers.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that We believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as Our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that We will prevent all transfer activity that may adversely affect Contract Owners and other persons with interests in the Contracts. We do not accommodate frequent transfers in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in frequent transfers; We apply Our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent transfers of their respective shares and We reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which We reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures We have adopted. Although We may not have the contractual authority or the operational capacity to apply the frequent transfer policies and procedures of the Underlying Funds, We have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates Us to provide to the Underlying Fund promptly upon request certain information about the trading activity of an individual Contract Owner, and to execute instructions from the Underlying Fund to restrict or prohibit further Purchase Payments or transfers by specific Contract Owners who violate the frequent transfer policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the Contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as retirement Plans or Separate Accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual Contract Owners of variable insurance Contracts and/or individual retirement Plans Participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent transfer policies and procedures. In addition, the other insurance companies and/or retirement Plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, We cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement Plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in frequent trading, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, We reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that We are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on frequent transfers (even if an entire omnibus order is rejected due to the frequent transfers of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

RESTRICTIONS ON LARGE TRANSFERS. Large transfers may increase brokerage and administrative costs of the Underlying Funds and may disrupt portfolio management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations. We do not monitor for large transfers to or from Underlying Funds except where the portfolio manager of a particular Underlying Fund has brought large transfer activity to Our attention for investigation on a case-by-case basis. For example, some portfolio managers have asked Us to monitor for "block transfers" where transfer requests have been submitted on behalf of multiple Contract Owners by a third party such as an investment adviser. When We detect such large trades, We may impose restrictions similar to those described above.

DOLLAR COST AVERAGING

Dollar Cost Averaging or the pre-authorized transfer program (the "DCA Program") allows You to transfer a set dollar amount to other Funding Options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, You will purchase more Accumulation Units in a Funding Option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, You may achieve a lower-than-average cost per unit in the long run if You have the financial ability to continue the program over a long enough period of time. Dollar Cost Averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to Us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete Your Fixed Account value in less than twelve months from Your enrollment in the DCA Program.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If We do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the DCA Program will be credited with the non-program interest rate then in effect for the Fixed Account.

You may start or stop participation in the DCA Program at any time, but You must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place.

You may only have one DCA Program in place at one time. We will allocate any subsequent Purchase Payments We receive within the program period selected to the current Funding Options over the remainder of that program transfer period, unless You direct otherwise.

All provisions and terms of the Contract apply to the DCA Program, including provisions relating to the transfer of money between Funding Options. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

We may terminate Your participation in the DCA Program upon notification of Your death.

                             ACCESS TO YOUR MONEY
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Before Your Maturity Date, We will pay all or any portion of Your Cash Surrender Value to the Contract Owner or to You, as provided in the Plan. A Contract Owner's account may be surrendered for cash without the consent of any Participant, as provided in the Plan.

We may defer payment of any Cash Surrender Value for up to seven days after We receive the request in Good Order. The Cash Surrender Value equals the Contract or account Contract Value less any applicable withdrawal charge, and outstanding cash loans. The Cash Surrender Value may be more or less than the Purchase Payments made depending on the value of the Contract or account at the time of surrender.

We may withhold payment of Cash Surrender Value or a Participant's loan proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (I.E., that could still be dishonored by Your banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for Us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing Us with a certified check.

If Your Contract is issued as part of a 403(b) Plan, there are restrictions on Your ability to make withdrawals from Your Contract. You may not withdraw contributions or earnings made to Your Contract after December 31, 1988 unless You are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if You are experiencing a financial hardship, You may only withdraw contributions, not earnings. You should consult with Your tax adviser before making a withdrawal from Your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, You may choose to withdraw a specified dollar amount (at least $50) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable withdrawal charge. To elect systematic withdrawals You must have a Contract Value of at least $5,000 and You must make the election on the form We provide. We will surrender Accumulation Units pro rata from all Funding Options in which You have an interest, unless You instruct Us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying Us in writing, but You must give at least 30 days notice to change any systematic withdrawal instructions that are currently in place. We will also discontinue systematic withdrawals upon notification of Your death.

We reserve the right to discontinue offering systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion, and may be subject to withdrawal charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Participant is under age 59 1/2. There is no additional fee for electing systematic withdrawals. You should consult with Your tax adviser regarding the tax consequences of systematic withdrawals.

ACCOUNT REDUCTION LOANS

We administer loan programs made available through Plans or group arrangements on an account reduction basis for certain Contracts. If the loan is in default and has been reported to the IRS as income but not yet offset, loan repayments will be posted as after-tax contributions. Loan amounts will be taken from amounts that are vested according to Your Plan or group arrangement on a pro-rata basis from the source(s) of money the Plan or group arrangement permits to be borrowed (e.g., money contributed to the Plan or group arrangement through salary reduction, elective deferrals, direct transfers, direct rollovers and employer contributions), then on a pro-rata basis from each Subaccount and the Fixed Account in which You then have a balance consisting of these sources of money. Loan repayments will be allocated on a pro-rata basis into the Funding Options and the Fixed Account in which You then have a balance. Loan repayment periods, repayment methods, interest rate, default procedures, tax reporting and permitted minimum and maximum loan amounts will be disclosed in the loan agreement documents. There may be initiation and maintenance fees associated with these loans.

                             OWNERSHIP PROVISIONS
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TYPES OF OWNERSHIP

CONTRACT OWNER

If a group "allocated" Contract is purchased, We issue Certificates to the individual Participants. If a group unallocated Contract is purchased, We issue only the Contract. Where We refer to "You," We are referring to the Contract Owner, or to the group Participant, as applicable. There can only be one Contract Owner.

You receive all payments while the Annuitant is alive unless You direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

BENEFICIARY

You name the Beneficiary in a Written Request. The Beneficiary has the right to receive any remaining contractual benefits upon the death of the Annuitant or Contract Owner. If more than one Beneficiary survives the Annuitant, they will share equally in benefits unless We receive other instructions by Written Request before the death of the Annuitant or Contract Owner.

Unless You have named an irrevocable Beneficiary, You have the right to change any Beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ABANDONED PROPERTY REQUIREMENTS

Every state has unclaimed property laws which generally declare non-ERISA annuity contracts to be abandoned after a period of inactivity of three to five years from the contract's maturity date or the date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered, but, if after a thorough search, We are still unable to locate the Beneficiary of the death benefit, or the Beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or You last resided, as shown on Our books and records, or to Our state of domicile. (Escheatment is the formal legal name of this process.) However, the state is obligated to pay the death benefit (without interest) if Your Beneficiary steps forward to claim it with the proper documentation. To prevent Your Contract's proceeds from being paid to the state abandoned or unclaimed property office, it is important that You update Your Beneficiary designations, including addresses, if and as they change. Please call 1-800-842-9406 to make such changes.

ANNUITANT

The Annuitant is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend.

                                 DEATH BENEFIT
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Before the Maturity Date generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. The death benefit is calculated at the close of the business day on which the Company's Home Office receives Due Proof of Death and instructions for payment in Good Order ("Death Report Date").

We will pay this benefit upon receiving Due Proof of Death along with a Written Request noting the Contract Value and the total Purchase Payments attributable to the Participant under the Contract. In addition, We will require copies of records and any other reasonable proof We find necessary to verify the Contract Value and total Purchase Payments attributable to the Participant under the unallocated Contract.

DEATH BENEFIT PROCEEDS PRIOR TO THE MATURITY DATE

ALLOCATED CONTRACT. If the Participant dies before the Maturity Date and before reaching age 75, the death benefit payable will be the greater of:

    (a)the Contract Value of the Participant's Individual Account or

    (b)the total Purchase Payments under that Participant's Individual Account, less, for each option, any applicable Premium Tax, minus outstanding loan amounts and prior surrenders as of the date We receive Due Proof of Death (including any applicable withdrawn charge).

If the Participant dies on or after age 75 and before the Maturity Date, We will pay the Beneficiary the Contract Value of the Participant's Individual Account, less any applicable Premium Tax or outstanding loan amounts as of the date We receive Due Proof of Death.

UNALLOCATED CONTRACT. (This death benefit is available only with Our consent and by endorsement to the Contract.) The unallocated Contract provides that, in the event the Participant dies before the selected Maturity Date, or the Participant's attainment of age 75 (whichever occurs first), the death benefit payable will be the greater of:

    (a)the Contract Value attributable to the Participant under the Contract or

    (b)the total Purchase Payments attributable to the Participant under the Contract, less any applicable Premium Tax, minus any outstanding loan amounts and prior surrenders as of the date We receive Due Proof of Death.

If the Participant dies on or after attainment of age 75 and before the Maturity Date, We will pay the Beneficiary the Contract Value attributable to the Participant under the Contract, less any applicable Premium Tax, prior surrenders not previously deducted and any outstanding loan balance (if applicable) as of the date We receive Due Proof of Death.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the chart below. The chart does not encompass every situation and is merely intended as a general guide. More detailed information is provided in Your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in one sum, including either by check, by placing the amount in an account that earns interest, or by any other method of payment that provides the Beneficiary with immediate and full access to the proceeds, or under other settlement options that We may make available.

If We are notified of Your death before any requested transaction is completed (which may include transactions under the DCA Program, automatic rebalancing program and systematic withdrawals), We may cancel the request. As described above, the death benefit is determined on the Death Report Date.

 BEFORE THE MATURITY DATE, UPON THE
            DEATH OF THE               THE COMPANY WILL PAY THE PROCEEDS TO:      MANDATORY PAYOUT RULES APPLY*
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OWNER/ANNUITANT                        The Beneficiary (ies), or if none, to  Yes
                                       the CONTRACT OWNER's estate.
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BENEFICIARY                            No death proceeds are payable;         N/A
                                       Contract continues.
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CONTINGENT BENEFICIARY                 No death proceeds are payable;         N/A
                                       Contract continues.

* Certain payout rules of the Code are triggered upon the death of the Contract Owner. Non-spousal Beneficiaries (as well as spousal Beneficiaries who choose not to assume the Contract) must begin taking distributions based on the Beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. If mandatory distributions have begun, the 5 year payout option is not available.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Participant or the Annuitant dies on or after the Maturity Date, the Company will pay the Beneficiary a death benefit consisting of any benefit remaining under the Annuity or income option then in effect. We will pay the death benefit to the Contract Owner, or the Beneficiary, as provided in the Plan.

TOTAL CONTROL ACCOUNT

If Your Contract was issued in connection with a 403(b) Plan, Your Beneficiary may elect to have the Contract's death benefit proceeds paid through a settlement option called the Total Control Account. The Total Control Account is an interest-bearing account through which the Beneficiary has immediate and full access to the proceeds, with unlimited draft writing privileges. We credit interest to the account at a rate that will not be less than a guaranteed minimum annual effective rate.

Assets backing the Total Control Accounts are maintained in Our general account and are subject to the claims of Our creditors. We will bear the investment experience of such assets; however, regardless of the investment experience of such assets, the interest credited to the Total Control Account will never fall below the applicable guaranteed minimum annual effective rate. Because We bear the investment experience of the assets backing the Total Control Account, We may receive a profit from these assets. The Total Control Account is not insured by the FDIC or any other governmental agency.

                              THE ANNUITY PERIOD
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MATURITY DATE

Under the Contract, You can receive regular income payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among income plans (Annuity options). While the Annuitant is alive, You can change Your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Certificate unless it has been fully surrendered or the proceeds have been paid to the Beneficiary before that date. Annuity Payments are a series of periodic payments; (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period or fixed amount. We may require proof that the Annuitant is alive before Annuity Payments are made.

You may choose to annuitize at any time after You purchase the Contract. Certain Annuity options taken at the Maturity Date may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

If the Contract has no Maturity Date specified, the automatic Maturity Date for each Certificate will be the greater of when the Annuitant reaches age 90 or ten years after the Certificate Date. Additionally, to the extent permitted by law, at least 30 days before the original Maturity Date, You may change the Maturity Date by Written Request up to any time prior to the Annuitant's 90th birthday, or ten years after the Certificate Date, or if We agree, to a later date not to exceed the Annuitant's 95th birthday, subject to laws and regulations then in effect and Our approval. Individuals taking minimum required distributions are allowed to go beyond the maximum Maturity Date.

PLEASE BE AWARE THAT ONCE YOUR CONTRACT IS ANNUITIZED, YOU ARE INELIGIBLE TO RECEIVE THE DEATH BENEFIT.

ALLOCATION OF ANNUITY

You may elect to receive Your Annuity Payments in the form of a Variable Annuity, a Fixed Annuity, or a combination of both. If, at the time Annuity Payments begin, You have not made an election, We will apply Your Contract
Value to provide an Annuity funded by the same Funding Options as You have selected during the Accumulation Period. At least 30 days before the Maturity Date, You may transfer the Contract Value among the Funding Options in order to change the basis on which We will determine Annuity Payments. (See "Transfers".)

VARIABLE ANNUITY

You may choose an Annuity payout that fluctuates depending on the investment experience of the Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the Annuity Period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables We use to determine Your first monthly Annuity Payment. If You elect a Variable Annuity, the amount We apply to it will be the Contract Value as of 14 days before the date Annuity Payments begin, less any applicable Premium Taxes not previously deducted.

The amount of Your first monthly payment depends on the Annuity option You elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables (or, if they would produce a larger payment, the tables then in effect on the Maturity Date) by the number of thousands of dollars of Contract Value You apply to that Annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0% We call this Your Net Investment Rate. Your net investment rate of 3.0% corresponds to an annual interest rate of 3.0%. This means that if the annualized investment performance, after expenses, of Your Funding Options is less than 3.0%, then the dollar amount of Your Variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of Your Funding Options is greater than 3.0%, then the dollar amount of Your Variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable Funding Options. The total amount of each Annuity Payment will equal the sum of the basic payments in each Funding Option. We determine the actual amounts of these payments by multiplying the number of Annuity Units We credited to each Funding Option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a Fixed Annuity that provides payments that do not vary during the Annuity Period. We will calculate the dollar amount of the first Fixed Annuity Payment (as described under "Variable Annuity,") except that the amount We apply to begin the Annuity will be Your Contract Value as of the date Annuity Payments begin. Payout rates will not be lower than those shown in the Contract. If it would produce a larger payment, the first Fixed Annuity Payment will be determined using the Life Annuity Tables in effect for the same class of Contract Owners on the Maturity Date.

ELECTION OF OPTIONS

Any amount distributed from the Contract may be applied to any one of the Annuity options described below. The minimum amount that can be placed under an Annuity option is $2,000 unless We consent to a lesser amount. If any periodic payments due are less than $100, We reserve the right to make payments at less frequent intervals.

Election of any of these options must be made by Written Request to Our Home Office at least 30 days prior to the date such election is to become effective. The form of such Annuity option shall be determined by the Contract Owner. The following information must be provided with any such request:

    (a)the Participant's name, address, date of birth, social security number

    (b)the amount to be distributed

    (c)the Annuity option which is to be purchased

    (d)the date the Annuity option payments are to begin

    (e)if the form of the Annuity provides a death benefit in the event of the Participant's death, the name, relationship and address of the Beneficiary as designated by You and

    (f)any other data that We may require.

The Beneficiary, as specified in item (e) above, may be changed by You or the Annuitant as long as We are notified by Written Request while the Annuitant is alive and before payments have begun. If the Beneficiary designation is irrevocable, such designation cannot be changed or revoked without the consent of the Beneficiary. After We receive the Written Request and the written consent of the Beneficiary (if required), the new Beneficiary designation will take effect as of the date the notice is signed. We have no further responsibility for any payment We made before the Written Request.

RETIRED LIFE CERTIFICATE

We will issue to each person to whom Annuity benefits are being paid under the Contract a Certificate setting forth a statement in substance of the benefits to which such person is entitled under the Contract.

ALLOCATION OF CONTRACT VALUE DURING THE ANNUITY PERIOD

At the time an Annuity option is elected, You also may elect to have the Participant's Contract Value applied to provide a Variable Annuity, a Fixed Annuity, or a combination of both. If no election is made to the contrary, the Contract Value will provide an Annuity, which varies with the investment experience of the corresponding Funding Option(s) at the time of election. You, or the Participant, if You so authorize, may elect to transfer Contract Values from one Funding Option to another, as described in "Transfers" in order to reallocate the basis on which Annuity Payments will be determined. Once Annuity Payments have begun, no further transfers are allowed.

ANNUITY OPTIONS

Under a qualified retirement Plan, the Annuitant's sex will not be taken into account in calculating Annuity Payments. Annuity rates will not be less than the rates guaranteed by the Contract at the time of purchase for the Net Investment Rate and Annuity option elected. Due to underwriting, administrative or Code considerations, the choice of percentage reduction and/or the duration of the guarantee period may be limited.

Annuity options that guarantee payments for two lifetimes (joint and last survivor) will result in smaller payments than Annuity options with payments for only one lifetime. Annuity options that guarantee that payments will be made for a certain number of years regardless of whether the Annuitant or joint Annuitant is alive (such as Option 2, as defined below) result in payments that are smaller than with Annuity options without such a guarantee (such as Option 1, Option 4 or Option 5, as defined below). In addition, to the extent the Annuity option has a guarantee period, choosing a shorter guarantee period will result in each payment being larger.

Option 1 -- Life Annuity/No Refund. A life Annuity is an Annuity payable during the lifetime of the Annuitant and terminating with the last monthly payment preceding the death of the Annuitant.

Option 2 -- Life Annuity With 120, 180 or 240 Monthly Payments Assured. An Annuity payable monthly during the lifetime of an Annuitant with the provision that if, at the death of the Annuitant, payments have been made for less than 120,180 or 240 months, as elected, then We will continue to make payments to the designated Beneficiary during the remainder of the period.

Option 3 -- Life Annuity -- Cash Refund. We will make monthly Annuity Payments during the lifetime of the Annuitant, ceasing with the last payment due prior to the death of the Annuitant, provided that, at the death of the Annuitant, the Beneficiary will receive an additional payment equal to the dollar value, if any, of (a) minus (b) where, for a Variable Annuity:

    (a)is the total amount applied under the option divided by the Annuity Unit value on the due date of the first Annuity Payment; and

    (b)is

    (1)the number of Annuity Units represented by each payment; times

    (2)the number of payments made;

and for a Fixed Annuity:

    (a)is the Contract Value applied on the Maturity Date under this option and

    (b)is the dollar amount of Annuity Payments already paid.

Option 4 -- Joint and Last Survivor Life Annuity. Monthly Annuity Payments based upon the joint lifetime of two persons selected: payments made first to the Annuitant, and upon his/her death, paid to the survivor. No more payments will be made after the death of the survivor.

Option 5 -- Joint and Last Survivor Annuity -- Annuity Reduced on Death of Primary Payee. Monthly Annuity Payments to the Annuitant during the joint lifetime of the two persons selected. One of the two persons will be designated as the primary payee. The other will be designated as the secondary payee. On the death of the secondary payee, if survived by the primary payee, We will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons.

On the death of the primary payee, if survived by the secondary payee, We will continue to make monthly Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made following the death of the survivor.

Option 6 -- Payments for a Fixed Period of 120, 180, or 240 Months without Life Contingency. We will make monthly payments for the period selected. If at the death of the Annuitant, payments have been made for less than 120, 180, or 240 months, as elected, We will continue to make payments to the designated Beneficiary during the remainder of the period. Please note that Option 6 may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 7 -- Other Annuity Options. We will make other arrangements for Annuity Payments as may be mutually agreed upon by You and Us.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the Variable Annuity option "Payments for a Fixed Period of 120, 180 or 240 Months without Life Contingency".

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the assumed (daily) net investment factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                       MISCELLANEOUS CONTRACT PROVISIONS
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RIGHT TO RETURN

For allocated Contracts in use with deferred compensation Plans, tax-deferred Annuity Plans, and combined qualified Plans/tax deferred Annuity Plans, You may return the Contract for a full refund of the Contract Value plus any Contract charges and Premium Taxes You paid (but not any fees and charges the Underlying Fund assessed) within ten days after You receive it (the "right to return period"). Upon exercise of the right to return, We refund all of Your Purchase Payments allocated to the Fixed Account.

TERMINATION OF ALLOCATED CONTRACTS

For purposes of the following discussion, "You" and "Your" refer to the group Contract Owner.

Under the allocated Contracts, if the Contract Value in a Participant's Individual Account is less than the termination amount as stated in Your Contract, We reserve the right to terminate that account and move the Contract Value of that Participant's Individual Account to Your Account.

Any Contract Value to which a terminating Participant is not entitled under the Plan will be moved to Your Account at Your direction.

However, if You are the Participant and the Plan determines to terminate the Contract at a time when You (the Participant) have a guaranteed amount under any death benefit that is greater than the Contract Value, You (the Participant) forfeit any guaranteed amount You (the Participant) have accrued under the death benefit upon termination of the Contract.


If the Contract is discontinued because of Plan Termination and the Plan certifies to Us that the Plan Termination is the result of the dissolution or liquidation of the employer under US Code Title 11 procedures, the Cash Surrender Value may be distributed directly to the employees entitled to share in such distributions in accordance with the Plan relating to Plan Termination. Distribution may be in the form of cash payments, Annuity options, or deferred annuities. For all 403(b) non- ERISA Plans You must provide notice to and receive consent from all Contract Owners under this Contract for this distribution. If consent is not obtained and if the Contract has been issued to a non-ERISA 403(b) Plan, We will not accept any additional Purchase Payments under the Contract or issue new Certificates, but Certificates under the Contract, including any Fixed Account Contract rider, will continue.


If the Plan is terminated or the Contract is discontinued by You for any other reason, then upon discontinuance of the Contract then the following rules apply.

On the date We receive Your Written Request to discontinue the Contract, or We receive notice that is satisfactory to Us of Plan Termination, We will:

    (a)accept no further payments for this Contract or Certificate; and

    (b)pay You, or the Participant, if so authorized, the Cash Surrender Value of the Underlying Funds of the Contract and Certificates; and

    (c)pay You, or the Participant, if so authorized, any Fixed Account values of the Contract and Certificate, as described in the Fixed Account Rider, if applicable.

We reserve the right to discontinue this Contract if:

    (a)the Contract Value of the Contract is less than the termination amount;
       or

    (b)We determine that the Plan or administration of the Plan is not in conformity with applicable law.

Within 31 days after We notify You in writing of Our intent to discontinue the Contract, We will:


    (a)accept no further payments for this Contract or Certificates (If the Contract has been issued to a non-ERISA 403(b), We will not accept any additional Purchase Payments under the Contract or issue new Certificates, but Certificates under the Contract, including any Fixed Account Contract rider, will continue.); and


    (b)pay You, or the Participant, if so authorized, the Contract Value of the Contract and Certificates; and

    (c)pay You, or the Participant, if so authorized, any Fixed Account Contract Value of the Contract and Certificates, if applicable.

For allocated Contracts, We will pay the Contract Value to the Participant or the Contract Owner if We terminate the Certificate and/or the Contract if the Contract Value is below the termination amount.

If this Contract is discontinued, We will distribute the values as applicable under the terms described above to You, or the Participants if so authorized, at the most current address available on Our records. Discontinuance of this Contract will not affect payments We are making under any Annuity options which began before the date of discontinuance.

CONTRACT EXCHANGES

    (a)You may transfer all or any part of Your Account's Cash Surrender Value from any Funding Option to any contract not issued by Us. Such transfers may be subject to a surrender charge, as described in the Contract. If authorized by the Contract Owner, a Participant may transfer all or any part of the Individual Account's Cash Surrender Value from one Funding Option to any contract not issued by Us.

    (b)Under specific conditions, We may allow You to transfer to this Contract funds held by You in another group Annuity contract issued by Us or to transfer amounts from this Contract to another contract issued by Us without applying a sales charge to the funds being transferred. Once the transfer is complete and We have established an account for You at Your direction, a new sales charge may apply, as described in the new Contract.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York NYSE is closed; (2) when trading on the NYSE is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value of the Separate Account's net assets; or
(4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

MISSTATEMENT

We may require proof of age of the Owner, Beneficiary or Annuitant before making any payments under this Contract that are measured by the Owner's, Beneficiary's or Annuitant's life. If the age of the measuring life has been misstated, the amount payable will be the amount that would have been provided at the correct age.

Once Annuity Payments have begun, any overpayments or underpayments will be deducted from or added to the payment or payments made after the adjustment. We are required to pay interest on any underpayments.

FUNDING OPTIONS

The Company reserves the right, subject to compliance with the law, to substitute investment alternatives under the Contract and/or offer additional Funding Options.

Certain Variable Annuity separate accounts and variable life insurance separate accounts may invest in the Funding Options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Funding Options do not currently foresee any such disadvantages either to Variable Annuity Contract Owners or variable life policy owners, each Funding Option's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and Variable Annuity separate accounts, the Variable Annuity Contract Owners would not bear any of the related expenses, but Variable Annuity Contract Owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

                             THE SEPARATE ACCOUNT
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The Company issues the Contract under Metropolitan Life Separate Account E. The Separate Account was established on September 27, 1983 and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

We hold the assets of the Separate Account for the exclusive benefit of the owners of the Separate Account, according to the laws of New York. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that We may conduct.

All investment income and other distributions of the Funding Options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective Funding Option at net asset value. Shares of the Funding Options are currently sold only to life insurance company separate accounts to fund Variable Annuity and variable life insurance contracts or to qualified pension or retirement Plans as permitted under the Code, and the regulations thereunder.

We reserve the right to transfer the assets of the Separate Account to another separate account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If We do so, We guarantee that the modification will not affect Your Contract Value.

Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit and Annuity Payments that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims paying ability of the Company and Our long term ability to make such payments and are not guaranteed by any other party. We issue other Annuity contracts and life insurance policies where We pay all money We owe under those contracts and policies from Our general account. We are regulated as an insurance company under state law, which includes, generally, limits on the amount and type of investments in its general account. However, there is no guarantee that We will be able to meet Our claims paying obligations; there are risks to purchasing any insurance product.

PERFORMANCE INFORMATION

In advertisements for the Contract, We may include performance figures to show You how a Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Funding Option and are not an indication of how a Funding Option will perform in the future.

Performance figures for each Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Funding Option. In those cases, We can create "hypothetical historical performance" of a Funding Option. These figures show the performance that the Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If You allocate a portion of Your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of Your Contract Value may decrease in value.

                          FEDERAL TAX CONSIDERATIONS
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The following information on taxes is a general discussion of the subject. It is not intended as tax advice. The Code is complex and subject to change regularly. Failure to comply with the tax law may result in significant adverse tax consequences and IRS penalties. Consult Your own tax adviser about Your circumstances, any recent tax developments, and the impact of state income taxation. For purposes of this section, We address Contracts and Annuity Payments under the Contracts together.

You should read the general provisions and any sections relating to Your type of Annuity to familiarize Yourself with some of the tax rules for Your particular Contract.

You are responsible for determining whether Your purchase of a Contract, withdrawals, Annuity Payments and any other transactions under Your Contract satisfy applicable tax law. We are not responsible for determining if Your employer's Plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

Where otherwise permitted under the Contract, the transfer of ownership of a Contract, the designation or change in designation of an Annuitant, payee or other Beneficiary who is not also a Contract Owner, the selection of certain Maturity Dates, the exchange of a Contract, or the receipt of a Contract in an exchange, may result in income tax and other tax consequences, including additional withholding, estate tax, gift tax and generation skipping transfer tax, that are not discussed in this prospectus. Please consult Your tax adviser.

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 2011 (the "2011 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 2011 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 2011 Code. Since the U.S. source income generated by a Puerto Rico bona fide resident is subject to U.S. income tax and the Internal Revenue Service ("IRS") issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 2011 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity Contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.


ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from Annuity Contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state and foreign taxation with respect to purchasing an Annuity Contract.

We do not expect to incur federal, state or local income taxes on the earnings or realized capital gains attributable to the Separate Account. However, if We do incur such taxes in the future, We reserve the right to charge amounts allocated to the Separate Account for these taxes.

To the extent permitted under federal tax law, We may claim the benefit of the corporate dividends received deduction and of certain foreign tax credits attributable to taxes paid by certain of the Underlying Funds to foreign jurisdictions.

GENERAL

Contracts are a means of setting aside money for future needs-usually retirement. Congress recognizes how important saving for retirement is and has provided special rules in the Code.


All tax-sheltered annuities ("TSAs"), 403(a), 457(b), Keoghs, 401(a) and 401(k) Plans receive tax deferral under the Code. Although there are no additional tax benefits by funding such retirement arrangements with an Annuity, doing so offers You additional insurance benefits such as the availability of a guaranteed income for life.

Under current federal income tax law, the taxable portion of distributions and withdrawals from Variable Annuity Contracts (including TSAs, 403(a), 401(a) and 401(k)s) are subject to ordinary income tax and are not eligible for the lower tax rates that apply to long term capital gains and qualifying dividends.


WITHDRAWALS

When money is withdrawn from Your Contract (whether by You or Your Beneficiary), the amount treated as taxable income and taxed as ordinary income differs depending on the type of Annuity You purchase (e.g., TSA); and payment method or Annuity Payment type You elect. If You meet certain requirements Your designated Roth earnings are free from federal income taxes.

We will withhold a portion of the amount of Your withdrawal for income taxes, unless You are eligible to and elect otherwise. The amount We withhold is determined by the Code.

WITHDRAWALS BEFORE AGE 59 1/2

Because these products are intended for retirement, if You make a taxable withdrawal before age 59 1/2 You may incur a 10% tax penalty, in addition to ordinary income taxes. See "Separate Account Charges" for further information regarding withdrawals.

As indicated in the chart below, some taxable distributions prior to age 59 1/2 are exempt from the penalty. Some of these exceptions include amounts received:


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                                                                                             TYPE OF CONTRACT
                                                                                    --------------------------------
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                                                                                              401(A),
                                                                                              401(K)
                                                                                                AND
                                                                                    457(B)/2/  KEOGH  403(B) -TSA 403(A)
                                                                                    --------  ------- ----------- ------
------------------------------------------------------------------------------------------------------------------------
In a series of substantially equal payments made annually (or more frequently) for
life or life expectancy (SEPP)                                                         X/1/      X/1/      X/1/     X/1/
------------------------------------------------------------------------------------------------------------------------
After You die                                                                           X         X         X        X
------------------------------------------------------------------------------------------------------------------------
After You become totally disabled (as defined in the Code)                              X         X         X        X
------------------------------------------------------------------------------------------------------------------------
To pay deductible medical expenses                                                      X         X         X        X
------------------------------------------------------------------------------------------------------------------------
After Separation from service if You are over 55 at time of separation/1/               X         X         X        X
------------------------------------------------------------------------------------------------------------------------
After December 31, 1999 for IRS levies                                                  X         X         X        X
------------------------------------------------------------------------------------------------------------------------
Pursuant to qualified domestic relations orders                                         X         X         X        X
------------------------------------------------------------------------------------------------------------------------

1.  You must be separated from service at the time payments begin.
2. Distributions from 457(b) Plans are generally not subject to the 10% penalty. However, it does apply to distributions from 457(b) Plans of employers which are state or local governments to the extent that the distribution is attributable to rollovers accepted from other types of eligible retirement Plans.

SYSTEMATIC WITHDRAWAL PROGRAM FOR SUBSTANTIALLY EQUAL PERIODIC PAYMENTS (SEPP) AND INCOME OPTIONS

If You are considering using the Systematic Withdrawal Program or selecting an Annuity option for the purpose of meeting the SEPP exception to the 10% tax penalty, consult with Your tax adviser. It is not clear whether certain withdrawals or Annuity Payments under a Variable Annuity will satisfy the SEPP exception.

If You receive systematic payments that You intend to qualify for the SEPP exception, any modifications (except due to death or disability) to Your payment before age 59 1/2 or within five years after beginning SEPP payments, whichever is later, will result in the retroactive imposition of the 10% penalty with interest. Such modifications may include additional Purchase Payments or withdrawals (including tax-free transfers or rollovers of income payments) from the Contract.

SEPARATE ACCOUNT CHARGES

It is conceivable that the charges for certain benefits such as any of the guaranteed death benefits and certain living benefits could be considered to be taxable each year as deemed distributions from the Contract to pay for non-Annuity benefits. We currently treat these charges as an intrinsic part of the Contract and do not tax report these as taxable income. However, it is possible that this may change in the future if We determine that this is required by the IRS. If so, the charge could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.

QUALIFIED CONTRACTS - GENERALLY

PURCHASE PAYMENTS

Generally, all Purchase Payments will be contributed on a "before-tax" basis. This means that the Purchase Payments entitle You to a tax deduction or are not subject to current income tax.

Under some circumstances "after-tax" Purchase Payments can be made to certain annuities. These Purchase Payments do not reduce Your taxable income or give You a tax deduction.

There are different annual Purchase Payments limits for the annuities offered in this prospectus. Purchase Payments in excess of the limits may result in adverse tax consequences.

Your Contract may accept certain direct transfers and rollovers from other qualified Plan accounts and contracts: such transfers and rollovers are generally not subject to annual limitations on Purchase Payments.

WITHDRAWALS, TRANSFERS AND ANNUITY PAYMENTS

Because Your Purchase Payments are generally on a before-tax basis, You generally pay income taxes on the full amount of money You withdraw as well as income earned under the Contract. Withdrawals and Annuity Payments attributable to any after-tax contributions are not subject to income tax (except for the portion of the withdrawal or payment allocable to earnings).

If certain requirements are met, You may be able to transfer amounts in Your Contract to another eligible retirement Plan or individual retirement plan ("IRA"). For 457(b) Plans maintained by non-governmental employers, if certain conditions are met, amounts may be transferred into another 457(b) Plan maintained by a non-governmental employer.

Your Contract is not forfeitable (e.g., not subject to claims of Your creditors) and You may not transfer it to someone else. For certain qualified employer Plans, an important exception is that Your Account may be transferred pursuant to a qualified domestic relations order (QDRO).

Please consult the specific section for the type of Annuity You purchased to determine if there are restrictions on withdrawals, transfers or Annuity Payments.

Minimum distribution requirements also apply to the Contracts. These are described separately later in this section.

Certain mandatory distributions made to Participants in an amount in excess of $1,000 (but less than $5,000) must be automatically rolled over to an IRA designated by the Plan, unless the Participant elects to receive it in cash or roll it over to a different IRA or eligible retirement Plan.

ELIGIBLE ROLLOVER DISTRIBUTIONS AND 20% MANDATORY WITHHOLDING

For certain qualified employer Plans, We are required to withhold 20% of the taxable portion of Your withdrawal that constitutes an "eligible rollover distribution" for federal income taxes. We are not required to withhold this money if You direct Us, the trustee or the custodian of the Plan, to directly rollover Your eligible rollover distribution to an IRA or another eligible retirement Plan.

Generally, an "eligible rollover distribution" is any taxable amount You receive from Your Contract. (In certain cases, after-tax amounts may also be considered eligible rollover distributions). However, it does not include taxable distributions such as:

    .  Withdrawals made to satisfy minimum distribution requirements

    .  Certain withdrawals on account of financial hardship

Other exceptions to the definition of eligible rollover distribution may exist.

For taxable withdrawals that are not "eligible rollover distributions," the Code requires different withholding rules. The withholding amounts are determined at the time of payment. In certain instances, You may elect out of these withholding requirements. You may be subject to the 10% penalty tax if You withdraw taxable money before You turn age 59 1/2.

MINIMUM DISTRIBUTION REQUIREMENTS

Generally, You must begin receiving retirement Plan withdrawals by April 1 of the latter of:

    .  the calendar year following the year in which You reach age 70 1/2 or

    . the calendar year following the calendar year You retire, provided You do not own more than 5% of Your employer.

For after-death required minimum distributions ("RMD"), the five year rule is applied without regard to calendar year 2009 due to the 2009 RMD waiver. For instance, for a Contract Owner who died in 2007, the five year period would end in 2013 instead of 2012. The RMD rules are complex, so consult with Your tax adviser because the application of these rules to Your particular circumstances may have been impacted by the 2009 RMD waiver.

In general the amount of required minimum distribution (including death benefit distributions discussed below) must be calculated separately with respect to each 403(b) arrangement, but then the aggregate amount of the required distribution may be taken under the tax law from any one or more of the Participant's several 403(b) arrangements. Otherwise, You may not satisfy minimum distributions for an employer's qualified Plan (i.e., 401(a), 403(a), 457(b)) with distributions from another qualified Plan of the same or a different employer.

Complex rules apply to the calculation of these withdrawals. A tax penalty of 50% applies to withdrawals which should have been taken but were not. It is not clear whether Annuity Payments under a Variable Annuity will satisfy these rules. Consult Your tax adviser prior to choosing a pay-out option.

Otherwise, You may not satisfy minimum distributions for one type of qualified Plan with distributions from an account or annuity contract under another type or qualified Plan (e.g. IRA and 403(b)).

In general, income tax regulations permit income payments to increase based not only with respect to the investment experience of the Underlying Funds but also with respect to actuarial gains. Additionally, these regulations permit payments under immediate annuities to increase due to a full withdrawal or to a partial withdrawal under certain circumstances.

The regulations also require that the value of benefits under a deferred Annuity including certain death benefits in excess of cash value must be added to the amount credited to Your account in computing the amount required to be distributed over the applicable period. You should consult Your own tax adviser as to how these rules affect Your own Contract. We will provide You with additional information regarding the amount that is subject to minimum distribution under this rule.

If You intend to receive Your minimum distributions which are payable over the joint lives of You and a Beneficiary who is not Your spouse (or over a period not exceeding the joint life expectancy of You and Your non-spousal Beneficiary), be advised that federal tax rules may require that payments be made over a shorter period or may require that payments to the Beneficiary be reduced after Your death to meet the minimum distribution incidental benefit rules and avoid the 50% excise tax. Consult Your tax adviser.

DEATH BENEFITS

The death benefit is taxable to the recipient in the same manner as if paid to the Contract Owner (under the rules for withdrawals or Annuity Payments, whichever is applicable).

Generally, if You die before required minimum distribution withdrawals have begun, We must make payment of Your entire interest by December 31st of the year that is the fifth anniversary of Your death or begin making payments over a period and in a manner allowed by the Code to Your Beneficiary by December 31st of the year after Your death. Consult Your tax adviser because the application of these rules to Your particular circumstances may have been impacted by the 2009 RMD waiver (see Minimum Distribution Requirements section for additional information).

If Your spouse is Your Beneficiary, and Your Contract permits, Your spouse may delay the start of these payments until December 31 of the year in which You would have reached age 70 1/2.

If Your spouse is Your Beneficiary, Your spouse may also be able to rollover the death proceeds into another eligible retirement Plan in which he or she participates, if permitted under the receiving Plan.


If Your spouse is not Your Beneficiary and Your Contract permits, Your Beneficiary may also be able to rollover the death proceeds via a direct trustee-to-trustee transfer into an inherited IRA. However, such Beneficiary may not treat the inherited IRA as his or her own IRA. Certain employer Plans (i.e. 401(a), 403(a), 403(b), and governmental 457(b) Plans) are required to permit a non-spouse direct trustee-to-trustee rollover.


If You die after required distributions begin, payments of Your entire remaining interest must be made in a manner and over a period as provided under the Code (and any applicable regulations).

INCIDENTAL BENEFITS

Certain death benefits may be considered incidental benefits under a tax qualified Plan, which are limited under the Code. Failure to satisfy these limitations may have adverse tax consequences to the Plan and to the Participant.

Where otherwise permitted to be offered under Annuity contracts issued in connection with qualified Plans, the amount of life insurance is limited under the incidental death benefit rules. You should consult Your own tax adviser prior to purchase of the Contract under any type of 403(b) arrangement or qualified Plan as a violation of these requirements could result in adverse tax consequences to the Plan and to the Participant including current taxation of amounts under the Contract.

TAX SHELTERED ANNUITIES (TSAS) (ERISA AND NON-ERISA) - 403(B)

Tax Sheltered Annuities fall under Section 403(b) of the Code ("403(b) arrangements"), which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under
Section 501(c)(3) of the Code.

In general, contributions to Section 403(b) arrangements are subject to contribution limitations under Section 415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

On July 26, 2007, final 403(b) regulations were issued by the U.S. Treasury which impact how We administer Your 403(b) Contract. In order to satisfy the 403(b) final regulations and prevent Your Contract from being subject to adverse tax consequences including potential penalties, contract exchanges after September 24, 2007 must, at minimum, meet the following requirements:
(1) the Plan must allow the exchange, (2) the exchange must not result in a reduction in the Participant or Beneficiary's accumulated benefit, (3) the receiving contract includes distribution restrictions that are no less stringent than those imposed on the contract being exchanged, and (4) the employer enters into an agreement with the issuer of the receiving contract to provide information to enable the contract provider to comply with Code requirements. Such information would include details concerning severance from employment, hardship withdrawals, loans and tax basis. You should consult Your tax or legal counsel for any advice relating to Contract exchanges or any other matter relating to these regulations.

WITHDRAWALS AND INCOME PAYMENTS

If You are under 59 1/2, You generally cannot withdraw money from Your TSA Contract unless the withdrawal:

    . Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

    . Is directly transferred to another permissible investment under 403(b) arrangements;

    . Relates to amounts that are not salary reduction elective deferrals if Your Plan allows it;

    . Occurs after You die, leave Your job or become disabled (as defined by the Code);

    . Is for financial hardship (but only to the extent of Purchase Payments) if Your Plan allows it;

    . Relates to distributions attributable to certain TSA Plan Terminations if the conditions of the new income tax regulations are met;

    .  Relates to rollover or after-tax contributions; or

    . Is for the purchase of permissive service credit under a governmental defined benefit Plan.

Recent income tax regulations also provide certain new restrictions on withdrawals of amounts from TSAs that are not attributable to salary reduction contributions. Under these regulations, a Section 403(b) Contract is permitted to distribute retirement benefits attributable to pre-tax contributions other than elective deferrals to the Participant no earlier than upon the earlier of the Participant's severance from employment or upon the prior occurrence of some event such as after a fixed number of years, the attainment of a stated age, or disability.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS

Employers that established and maintain a 403(b) Plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after tax contributions as part of the TSA Plan. In accordance with Our administrative procedures, We may permit these contributions to be made as Purchase Payments to a 403(b) Contract under the following conditions:

    . The employer maintaining the Plan has demonstrated to Our satisfaction that Designated Roth Accounts are permitted under the Plan.

    . In accordance with Our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

    . All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to trustee transfers from other Designated Roth Accounts).

    . In accordance with Our procedures and in a form satisfactory to Us, We may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the Participant is making elective deferral contributions to the Contract.

    . Recently enacted legislation allows (but does not require) 403(b) Plans that offer designated Roth accounts to permit Participants to roll their non-Roth account assets into a designated Roth account under the same Plan, provided the non-Roth assets are distributable under the Plan and otherwise eligible for rollover.

    . No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

    . If permitted under the federal tax law, We may permit both pre-tax contributions under a 403(b) Plan as well as after-tax contributions under that Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, We will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA Plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, We will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

    . We may refuse to accept contributions made as rollovers and trustee-to trustee transfers, unless We are furnished with a breakdown as between Participant contributions and earnings at the time of the contribution.

You and Your employer should consult their own tax and legal advisers prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The IRS has indicated an intention to issue additional guidance addressing the potential for improper transfers of value to Roth accounts due to the allocation of Contract income, expenses, gains and losses. The IRS has not issued the additional guidance and, as a result, there is uncertainty regarding the status of Roth accounts and particularly Roth accounts under annuity contracts that allocate charges for guarantees. You should consult Your tax or legal counsel for advice relating to Roth accounts and other matters relating to the final Roth account regulations.

SECTION 403(B) COLLATERALIZED LOANS

If Your employer's Plan and TSA Contract permits loans, such loans will be made only from any Fixed Account value and only up to certain limits. In that case, We credit Your Fixed Account value up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate We charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from Your Contract and all of Your employer Plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your employer's Plan and Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of Your loan agreement and federal tax law could have adverse tax consequences. Consult Your tax adviser and read Your loan agreement and Contract prior to taking any loan.

457(B) PLANS

457(b) Plans are available to state or local governments and certain tax-exempt organizations as described in Sections 457(b) and 457(e)(1) of the Code. The Plans are not available for churches and qualified church-controlled organizations.

457(b) annuities maintained by a state or local government are for the exclusive benefit of Plan Participants and their Beneficiaries. 457(b) annuities other than those maintained by state or local governments are solely the property of the employer and are subject to the claims of the employer's general creditors until they are "made available" to You.

Recently enacted legislation allows (but does not require) governmental 457(b) Plans to permit Participants to make designated Roth contributions to a designated Roth account under the Plan. This new legislation also allows (but does not require) such Plans to permit Participants to roll their non-Roth account assets into a designated Roth account under the same Plan, provided the non-Roth assets are distributable under the Plan and otherwise eligible for rollover.

WITHDRAWALS

Generally, because contributions are on a before-tax basis, withdrawals from Your Annuity are subject to income tax. Generally, monies in Your Contract can not be "made available" to You until You reach age 70 1/2, leave Your job (or Your employer changes) or have an unforeseen emergency (as defined by the Code).

LOANS

In the case of a 457(b) Plan maintained by a state or local government, the Plan may permit loans. The Code and applicable income tax regulations limit the amount that may be borrowed from Your 457(b) Plan and all employer Plans in the aggregate and also require that loans be repaid, at minimum, in scheduled level payments over a certain term.

Your 457(b) Plan will indicate whether Plan loans are permitted. The terms of the loan are governed by Your loan agreement with the Plan. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of Your loan agreement and federal tax law could have adverse tax consequences. Consult Your tax adviser and read Your loan agreement and Contract prior to taking any loan.

403(A)

The employer adopts a 403(a) Plan as a qualified retirement Plan to provide benefits to participating employees. The Plan generally works in a similar manner to a corporate qualified retirement Plan except that the 403(a) Plan does not have a trust or a trustee.

See the "General" and the "Qualified Contracts -- Generally" headings under this section for a brief description of the tax rules that apply to 403(a) annuities.

KEOGH PLANS

A Keogh Plan is generally a qualified retirement Plan (defined contribution or defined benefit) that covers a self-employed person. Other employees may also be covered. Please consult Your tax adviser about Your particular situation.

See the "General" and the "Qualified Contracts -- Generally" headings under this section for a brief description of the tax rules that apply to Keoghs.


401(A) AND 401(K)


The tax rules regarding retirement Plans are complex. We do not give tax advice. Please consult Your tax adviser about Your particular situation.


See the "General" and the "Qualified Contracts -- Generally" headings under this section for a brief description of the tax rules that apply to 401(a)s and 401(k)s.

                               OTHER INFORMATION
--------------------------------------------------------------------------------

THE INSURANCE COMPANY

Metropolitan Life Insurance Company is a stock insurance company chartered in 1868 in New York and continuously engaged in the insurance business since that time. The Company is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at 200 Park Avenue, New York, New York 10166.

FINANCIAL STATEMENTS


The financial statements for the Company and for the Separate Account are located in the Statement of Additional Information.


DISTRIBUTION OF THE CONTRACTS


MetLife Investors Distribution Company ("MLIDC") is the principal underwriter and distributor of the securities offered through this prospectus. MLIDC, which is Our affiliate, also acts as the principal underwriter and distributor of some of the other Variable Annuity contracts and variable life insurance policies We and Our affiliated companies issue. We reimburse MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g., commissions payable to the retail broker-dealers who sell the Contracts, including Our affiliated broker-dealers.) MLIDC does not retain any fees under the Contracts.


MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.


The Contracts are sold through MetLife licensed sales representatives who are associated with MetLife Securities, Inc.("MSI"), Our affiliate and a broker-dealer, which is paid compensation for the promotion and sale of the Contracts. The Contracts are also sold through the registered representatives of Our other affiliated broker-dealers. MSI and Our affiliated broker-dealers are registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are also members of FINRA. The Contracts may also be sold through other registered broker-dealers. The Contracts may also be sold through the mail or the Internet.

There is no front-end sales load deducted from purchase payments to pay sales commissions. Distribution costs are recovered through the Separate Account charge. Our sales representatives in Our MetLife Resources division must meet a minimum level of sales production in order to maintain employment with Us. MetLife sales representatives who are not in Our MetLife Resources division ("non-MetLife Resources MetLife sales representatives") must meet a minimum level of sales of proprietary products in order to maintain employment with Us.

Non-MetLife Resources MetLife sales representatives and MetLife Resources sales representatives receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. With respect to the Contracts, the maximum gross dealer concession is 5% of each Purchase Payment each year the Contract is in force and, starting in the second Contract Year, is a maximum of 1.00% of the Contract Value each year that the Contact is in force for servicing the Contract. Gross dealer concession may also be paid when the Contract is annuitized. The amount of this gross dealer concession payable upon annuitization depends on several factors, including the number of years the Contract has been in force. Compensation to the sales representative is all or part of the gross dealer concession. Compensation to sales representatives in the MetLife Resources division is based upon premiums and purchase payments applied to all products sold and serviced by the representative. Compensation to non-MetLife Resources MetLife sales representatives is determined based upon a formula that recognizes premiums and purchase payments applied to proprietary products sold and serviced by the representative as well as certain premiums and purchase payments applied to non-proprietary products sold by the representative. Proprietary products are those issued by Us or Our affiliates. Because one of the factors determining the percentage of gross dealer concession that applies to a non-MetLife Resources MetLife sales representative's compensation is sales of proprietary products, these sales representatives have an incentive to favor the sale of proprietary products. Because non-MetLife Resources MetLife sales managers' compensation is based upon the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.


Non-MetLife Resources MetLife sales representatives and MetLife Resources sales representatives and their managers and the sales representatives and managers of Our affiliates may be eligible for additional cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplemental salary, financial arrangements, marketing support, medical and other insurance benefits, and retirement benefits and other benefits based primarily on the amount of proprietary products sold. Because additional cash compensation paid to non-MetLife Resources MetLife sales representatives and MetLife Resources sales representatives and their managers and the sales representatives and their managers of Our affiliates is based primarily on the sale of proprietary products, non-MetLife Resources MetLife sales representatives and MetLife Resources sales representatives and their managers and the sales representatives and their managers of Our affiliates have an incentive to favor the sale of proprietary products.

Sales representatives who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional cash compensation. Moreover, managers may be eligible for additional cash compensation based on the sales production of the sales representatives that the manager supervises.

Our sales representatives and their managers may be eligible for non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional services and other support services.

Other incentives and additional cash compensation provide sales representatives and their managers with an incentive to favor the sale of proprietary products. The business unit responsible for the operation of Our distribution system is also paid.

MLIDC also pays compensation for the sale of the Contracts by affiliated broker-dealers. The compensation paid to broker-dealers for sales of the Contracts is generally not expected to exceed, on a present value basis, the aggregate amount of total compensation that is paid with respect to sales made through MetLife representatives. (The total compensation includes payments that We make to Our business unit that is responsible for the operation of the distribution systems through which the Contracts are sold.) These firms pay their sales representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount that selling firms pass on to their sales representatives is determined in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Sales representatives of affiliated broker-dealers and their managers may be eligible for various cash benefits and non-cash compensation (as described above) that we may provide jointly with affiliated broker-dealers. Because of the receipt of this cash and non-cash compensation, sales representatives and their managers of our affiliated broker-dealers have an incentive to favor the sale of proprietary products.

MLIDC may also enter into preferred distribution arrangements with Our affiliated broker-dealer firm, New England Securities Corporation. This arrangement is sometimes called "shelf space" arrangements. Under this arrangement, MLIDC may pay separate, additional compensation to the broker-dealer firm for services the broker-dealer firm provides in connection with the distribution of the Contracts. These services may include providing Us with access to the distribution network of the broker-dealer firm, the hiring and training of the broker-dealer firm's sales personnel, the sponsoring of conferences and seminars by the broker-dealer firm, or general marketing services performed by the broker-dealer firm. The broker-dealer firm may also provide other services or incur other costs in connection with distributing the Contracts.

MLIDC also pays compensation for the sale of Contracts by unaffiliated broker-dealers. The compensation paid to unaffiliated broker-dealers for sales of the Contracts is generally not expected to exceed, on a present value basis, the aggregate amount of total compensation that is paid with respect to sales made through MetLife representatives. (The total compensation includes payments that We make to Our business unit that is responsible for the operation of the distribution systems through which the Contracts are sold.) Broker-dealers pay their sales representatives all or a portion of the commissions received for their sales of the Contracts. Some firms may retain a portion of commissions. The amount that the broker-dealer passes on to its sales representatives is determined in accordance with its internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. We and Our affiliates may also provide sales support in the form of training, sponsoring conferences, defraying expenses at vendor meetings, providing promotional literature and similar services. An unaffiliated broker-dealer or sales representatives of an unaffiliated broker-dealer may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates. Ask Your sales representative further information about what Your sales representative and the broker-dealer for which he or she works may receive in connection with Your purchase of a Contract.

We or our affiliates pay American Funds Distributors, Inc., the principal underwriter for the American Funds(R), a percentage of all Purchase Payments allocated to the following Underlying Funds for the services it provides in marketing the Underlying Funds' shares in connection with the Contract:
American Funds Global Growth Fund, American Funds Growth Fund, the American Funds Growth-Income Fund, the American Funds Balanced Allocation Portfolio, the American Funds Growth Allocation Portfolio and the American Funds Moderate Allocation Portfolio.

From time to time, MetLife pays organizations, associations and non-profit organizations fees to sponsor MetLife's Variable Annuity Contracts. We may also obtain access to an organization's members to market Our Variable Annuity Contracts. These organizations are compensated for their sponsorship of Our Variable Annuity Contracts in various ways. Primarily, they receive a flat fee from MetLife. We also compensate these organizations by funding of their programs, scholarships, events or awards, such as a principal of the year award. We may also lease their office space or pay fees for display space at their events, purchase advertisements in their publications or reimburse or defray their expenses. In some cases, We hire organizations to perform administrative services for Us, for which they are paid a fee based upon a percentage of the account balances their members hold in the Contract. We also may retain finders and consultants to introduce MetLife to potential clients and for establishing and maintaining relationships between MetLife and various organizations. The finders and consultants are primarily paid flat fees and may be reimbursed for their expenses. We or Our affiliates may also pay duly licensed individuals associated with these organizations cash compensation for the sales of the Contracts.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state of New York govern the Contract. Any paid-up Annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state of New York. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, We believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders We are required to obtain from You and from other owners' instructions on how to vote those shares. We will vote all shares, including those We may own on Our own behalf, and those where We have not received instructions from Contract Owners, in the same proportion as shares for which We received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should We determine that We are no longer required to comply with the above, We will vote on the shares in Our own right. In certain limited circumstances, and when permitted by law, We may disregard voting instructions. If We do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

In accordance with Our view of present applicable law, We will vote shares of the Underlying Funds at regular and special meetings of the shareholders of the funds in accordance with instructions received from persons having a voting interest in the corresponding Subaccounts. We will vote shares for which We have not received instructions in the same proportion as We vote shares for which We have received instructions. However, if the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, and as a result We determine that We are permitted to vote shares of the Underlying Funds in Our own right, We may elect to do so.

The number of shares which a person has a right to vote will be determined as of the date concurrent with the date established by the respective mutual fund for determining shareholders eligible to vote at the meeting of the fund, and voting instructions will be solicited by written communication before the meeting in accordance with the procedures established by the mutual fund.

Each person having a voting interest will receive periodic reports relating to the fund(s) in which he or she has an interest, proxy material and a form with which to give such instructions with respect to the proportion of the fund shares held in the Subaccounts corresponding to his or her interest.

CONTRACT MODIFICATION

We reserve the right to modify the Contract to keep it qualified under all related law and regulations that are in effect during the term of this Contract. We will obtain the approval of any regulatory authority needed for the modifications.

THIRD PARTY REQUESTS

Generally, we only accept requests for transactions or information from You. We reserve the right not to accept or to process transactions requested on Your behalf by third parties. This includes processing transactions by an agent You designate, through a power of attorney or other authorization, who has the ability to control the amount and timing of transfers for a number of other Contract Owners, and who simultaneously makes the same request or series of requests on behalf of other Contract Owners.

POSTPONEMENT OF PAYMENT (THE "EMERGENCY PROCEDURE")

Payment of any benefit or determination of values may be postponed whenever:
(1) the NYSE is closed; (2) when trading on the NYSE is restricted; (3) when an emergency exists as determined by the Commission so that disposal of the securities held in the Funding Options is not reasonably practicable or it is not reasonably practicable to determine the value of the Funding Option's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of Contract Owners. This Emergency Procedure will supercede any provision of the Contract that specifies a Valuation Date. At any time, payments from the Fixed Account may also be delayed.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require Us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about You and Your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                                  APPENDIX A
--------------------------------------------------------------------------------

                        CONDENSED FINANCIAL INFORMATION

                   FOR METROPOLITAN LIFE SEPARATE ACCOUNT E
                     ACCUMULATION UNIT VALUES (IN DOLLARS)

Since this is a new contract, there is no accumulation unit values history.

                                  APPENDIX B
--------------------------------------------------------------------------------

                      PORTFOLIO LEGAL AND MARKETING NAMES

    SERIES FUND/TRUST          PORTFOLIO/SERIES           MARKETING NAME
 ------------------------  ------------------------  ------------------------
 American Funds Insurance                            American Funds Global
   Series(R)               Global Growth Fund        Growth Fund
 American Funds Insurance                            American Funds
   Series(R)               Growth-Income Fund        Growth-Income Fund
 American Funds Insurance                            American Funds Growth
   Series(R)               Growth Fund               Fund
 Janus Aspen Series                                  Janus Aspen Series
                           Enterprise Portfolio      Enterprise Portfolio
 Fidelity(R) Variable                                Fidelity VIP
   Insurance Products      Contrafund(R) Portfolio   Contrafund(R) Portfolio
 Fidelity(R) Variable                                Fidelity VIP Mid Cap
   Insurance Products      Mid Cap Portfolio         Portfolio

                   ANNUITY CONTRACT LEGAL AND MARKETING NAME

          ANNUITY CONTRACT                          MARKETING NAME
-------------------------------------    -------------------------------------
Registered Fixed Account Option          Fixed Account

                                  APPENDIX C
--------------------------------------------------------------------------------

              CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and the Company. A list of the contents of the Statement of Additional Information is set forth below:

          The Insurance Company

          Services

          Principal Underwriter

          Distribution and Principal Underwriting Agreement



          Calculation of Money Market Yield

          ERISA

          Taxes

          Independent Registered Public Accounting Firm

          Financial Statements

COPIES OF THE STATEMENT OF ADDITIONAL INFORMATION ARE AVAILABLE WITHOUT CHARGE. TO REQUEST A COPY, PLEASE COMPLETE THE COUPON FOUND BELOW AND MAIL IT TO:
METROPOLITAN LIFE INSURANCE COMPANY, 4700 WESTOWN PARKWAY, STE. 200, WEST DES MOINES, IA 50266.

Name:__________________________________________

Address:________________________________________

                                  APPENDIX D
--------------------------------------------------------------------------------

                                COMPETING FUNDS

The Underlying Funds listed below are Competing Funds: defined as any investment option under the Plan which, in Our opinion consists primarily of fixed income securities and/or money market instruments.

    .  BlackRock Bond Income Portfolio

    .  BlackRock High Yield Portfolio

    .  BlackRock Money Market Portfolio

    .  Western Asset Variable High Income Portfolio

    .  Barclays Aggregate Bond Index Portfolio

    .  Lord Abbett Bond Debenture Portfolio

    .  PIMCO Inflation Protected Bond Portfolio

    .  PIMCO Total Return Portfolio

    .  Western Asset Management U.S. Government Portfolio

                               GOLD TRACK SELECT

                      STATEMENT OF ADDITIONAL INFORMATION

                                     DATED

                                      [.]

                                      FOR

                     METROPOLITAN LIFE SEPARATE ACCOUNT E

                                   ISSUED BY

                      METROPOLITAN LIFE INSURANCE COMPANY

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Prospectus dated [.]. A copy of the Variable Annuity Contract Prospectus may be obtained by writing to Metropolitan Life Insurance Company, 4700 Westown Parkway, Ste. 200, West Des Moines, IA 50266, or by calling 1-800-842-9406, or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

The SAI contains information in addition to the information described in the Prospectus for the Variable Annuity Contracts (the "Contract(s)") offered by Metropolitan Life Insurance Company ("we", "our", or the "Company").

                               TABLE OF CONTENTS


                                                               PAGE
                                                               ----
            THE INSURANCE COMPANY.............................    2
            SERVICES..........................................    2
            PRINCIPAL UNDERWRITER.............................    2
            DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT.    2
            CALCULATION OF MONEY MARKET YIELD.................    3
            ERISA.............................................    4
            TAXES.............................................    4
            INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.....    5
            FINANCIAL STATEMENTS..............................    1

                             THE INSURANCE COMPANY


Metropolitan Life Insurance Company ("MLIC" or the "Company") is a leading provider of insurance, annuities, and employee benefit programs with operations throughout the United States. The Company offers life insurance and annuities to individuals, as well as group insurance and retirement & savings products and many other services to corporations and other institutions. The Company was formed under the laws of New York in 1868. The Company's home office is located at 200 Park Avenue, New York, New York 10166. The Company is a wholly-owned subsidiary of MetLife, Inc. (NYSE: MET), a publicly traded company. MetLife, Inc. is a leading global provider of insurance, annuities and employee benefit programs, serving 90 million customers in over 50 countries. Through its subsidiaries and affiliates, MetLife, Inc. holds leading positions in the United States, Japan, Latin America, Asia Pacific, Europe and the Middle East. The Company's Home Office is located at 200 Park Avenue, New York, New York 10166. The office that administers Your Contract is located at 4700 Westown Parkway, Ste 200, West Des Moines, IA 50266.


STATE REGULATION. The Company is subject to the laws of the state of New York governing insurance companies and to regulation by the Superintendent of the Department of Financial Services ("Superintendent"). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Superintendent in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Superintendent or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. The Separate Account meets the definition of a separate account under the federal securities laws, and complies with the provisions of the Investment Company Act of 1940, as amended. Additionally, the operations of the Separate Account are subject to the provisions of Section 4240 of the New York Insurance Law, which authorizes the Superintendent to adopt regulations under it. Section 4240 contains no restrictions on the investments of the Separate Account, and the Superintendent has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

                                   SERVICES


FASCore LLC ("Fascore"), which has its principal office at 8525 East Orchard Road, Greenwood Village, Colorado 80111, provides recordkeeping services to Us in connection with Our administration of the Gold Track Select Contract. Fascore is not affiliated with Us, the Separate Account or any of Our affiliates, including the Contract's principal underwriter, MetLife Investors Distribution Company ("MLIDC"). We pay Fascore for its services an annual base fee and/or annual per participant charge for each Plan account under the Contract. Fascore also charges Us for each loan taken under the Contract a loan initiation fee and loan maintenance fee.


                             PRINCIPAL UNDERWRITER


MLIDC serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is affiliated with the Company and the Separate Account.


               DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT


Information about the distribution of the Contracts is contained in the prospectus (see "Other Information -- Distribution of the Contracts"). Additional information is provided below.


Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, MLIDC and the Company, MLIDC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses MLIDC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by the Distributor and Principal Underwriter over the past three years.

                           UNDERWRITING COMMISSIONS
                           ------------------------

                UNDERWRITING COMMISSIONS PAID   AMOUNT OF UNDERWRITING
                  TO THE DISTRIBUTOR BY THE   COMMISSIONS RETAINED BY THE
        YEAR               COMPANY                    DISTRIBUTOR
       -------  ----------------------------- ---------------------------
       2012....         $201,775,422                      $0
       2011....         $222,177,300                      $0
       2010....         $173,815,499                      $0

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE. We may reduce or eliminate the withdrawal charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. We will not reduce or eliminate the withdrawal charge where such reduction or elimination would be unfairly discriminatory to any person.


CALCULATION OF ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the Valuation Period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a Valuation Period of one day is 1.000081 and, for a period of two days, is 1.000162.)


                       CALCULATION OF MONEY MARKET YIELD

From time to time, We may quote in advertisements and sales literature the current yield for a money market Subaccount for a 7-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the Underlying Fund or on its respective portfolio securities. On a Contract-specific basis, the current yield is computed by: (a) determining the net change (exclusive of realized gains and losses on the sales of securities and unrealized appreciation and depreciation) at the end of the 7-day period in the value of a hypothetical account under a Contract having a balance of one Accumulation Unit at the beginning of the period, (b) dividing such net change in Subaccount value by the Subaccount value at the beginning of the period to determine the base period return; and (c) annualizing this quotient on a 365-day basis. The net change in Subaccount value reflects net income from the Underlying 365-day basis. The net change in Subaccount value reflects: (1) net income from the Underlying Fund attributable to the hypothetical account; and
(2) Contract-level charges and deductions imposed under the Contract which are attributable to the hypothetical account.

On a Contract-specific basis, current yield will be calculated according to the following formula:

                Current Yield = ((NCF -- ES) / UV) - (365 / 7)

Where:

NCF = the net change in the value of the Underlying Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

ES = per unit expenses for the hypothetical account for the 7-day period.

UV = the unit value on the first day of the 7-day period.

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return according to the following formula:

            Effective Yield = (1 + ((NCF -- ES) / UV)) 365 / 7 -- 1

Where:

NCF = the net change in the value of the Underlying Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

ES = per unit expenses of the hypothetical account for the 7-day period.

UV = the unit value for the first day of the 7-day period.

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                                     ERISA

If Your Plan is subject to ERISA (the Employee Retirement Income Security Act of 1974) and You are married, the income payments, withdrawal provisions, and methods of payment of the death benefit under Your Contract may be subject to Your spouse's rights as described below.

Generally, the spouse must give qualified consent whenever You elect to:

    a) choose income payments other than on a qualified joint and survivor Annuity basis ("QJSA") (one under which We make payments to You during Your lifetime and then make payments reduced by no more than 50% to Your spouse for his or her remaining life, if any); or choose to waive the qualified pre-retirement survivor Annuity benefit ("QPSA") (the benefit payable to the surviving spouse of a Participant who dies with a vested interest in an accrued retirement benefit under the Plan before payment of the benefit has begun);

    b) make certain withdrawals under Plans for which a qualified consent is required;

    c) name someone other than the spouse as Your Beneficiary;

    d) use Your accrued benefit as security for a loan exceeding $5,000.

Generally, there is no limit to the number of Your elections as long as a qualified consent is given each time. The consent to waive the QJSA must meet certain requirements, including that it be in writing, that it acknowledges the identity of the designated Beneficiary and the form of benefit selected, dated, signed by Your spouse, witnessed by a notary public or Plan representative, and that it be in a form satisfactory to Us. The waiver of a QJSA generally must be executed during the 180-day period (90-day period for certain loans) ending on the date on which income payments are to commence, or the withdrawal or the loan is to be made, as the case may be. If You die before benefits commence, Your surviving spouse will be Your Beneficiary unless he or she has given a qualified consent otherwise. The qualified consent to waive the QPSA benefit and the Beneficiary designation must be made in writing that acknowledges the designated Beneficiary, dated, signed by Your spouse, witnessed by a notary public or Plan representative and in a form satisfactory to Us. Generally, there is no limit to the number of Beneficiary designations as long as a qualified consent accompanies each designation. The waiver of and the qualified consent for the QPSA benefit generally may not be given until the Plan year in which You attain age 35. The waiver period for the QPSA ends on the date of Your death.

If the present value of Your benefit is worth $5,000 or less, Your Plan generally may provide for distribution of Your entire interest in a lump sum without spousal consent.

                                     TAXES

403(B)

In general, contributions to Section 403(b) arrangements are subject to limitations under Section 415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year). These contributions (as well as any other salary reduction contributions to qualified Plans of an employer), are also subject to the aggregate annual limitation under section 402 (g) of the Internal Revenue Code as shown below:

     FOR TAXABLE YEARS BEGINNING IN CALENDAR YEAR  APPLICABLE DOLLAR LIMIT
     --------------------------------------------  -----------------------
                        2013......................         $17,500

The Applicable Dollar Limit under Section 402(g) is increased for eligible Participants in the amount of the permissible age 50 and above catch up contributions for the year, which is $5,500 for 2013, regardless of the number of Plans in which the employee participates.

403(A)

If Your benefit under the 403(a) Plan is worth more than $5,000, the Code requires that Your Annuity protect Your spouse if You die before You receive any payments under the Annuity or if You die while payments are being made. You may waive these requirements with the written consent of Your spouse. In general, designating a Beneficiary other than Your spouse is considered a waiver and requires Your spouse's written consent. Waiving these requirements may cause Your monthly benefit to increase during Your lifetime. Special rules apply to the withdrawal of excess contributions.

457(B) ANNUITY

The compensation amounts that may be deferred under a 457(b) Plan may not exceed certain deferral limits established under the federal tax law. 457(b) Plans maintained by State or local governmental employers are considered eligible retirement Plans for purposes of the rollover rules and may also accept certain rollover contributions if permitted under the Plan. Participants in 457(b) Plans of state and local governments (but not Participants in section 457(b) Plans of Tax -- Exempt employers) who attain age 50 prior to the end of the taxable year are also eligible to make catch-up contributions under the same limitations as apply for Participants in Section 403(b) Plans. A 457(b) Plan of either a governmental or tax-exempt employer may provide a one-time election to make special 457(b) catch-up contributions in one or more of the Participant's last 3 taxable years ending before the Participant's normal retirement age under the Plan. Participants in governmental 457(b) Plans may not use both the age 50 or older catch-up contribution and the special 457(b) one-time catch-up contribution in the same taxable year.

In general, contribution limits with respect to elective deferrals and to age 50+ catch-up contributions (under governmental 457 (b) Plans) are not aggregated with contributions under the other types of qualified Plans for purposes of determining the limitations applicable to Participants.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The financial statements and financial highlights comprising each of the Investment Divisions of Metropolitan Life Separate Account E included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial highlights are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and related financial statement schedules of Metropolitan Life Insurance Company and subsidiaries (the "Company"), included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to changes in the Company's method of accounting for deferred policy acquisition costs as required by accounting guidance adopted on January 1, 2012 and the Company's reorganization of its segments in 2012). Such financial statements and financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The principal business address of Deloitte & Touche LLP is 30 Rockefeller Plaza, New York, New York 10112-0015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Contract Owners of
Metropolitan Life Separate Account E
and Board of Directors of
Metropolitan Life Insurance Company

We have audited the accompanying statements of assets and liabilities of Metropolitan Life Separate Account E (the "Separate Account") of Metropolitan Life Insurance Company (the "Company") comprising each of the individual Investment Divisions listed in Note 2.A. as of December 31, 2012, the related statements of operations for the respective stated period in the year then ended, the statements of changes in net assets for the respective stated periods in the two years then ended, and the financial highlights in Note 8 for the respective stated periods in the five years then ended. These financial statements and financial highlights are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2012, by correspondence with the custodian or mutual fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Investment Divisions constituting the Separate Account of the Company as of December 31, 2012, the results of their operations for the respective stated period in the year then ended, the changes in their net assets for the respective stated periods in the two years then ended, and the financial highlights for the respective stated periods in the five years then ended, in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
March 28, 2013

This page is intentionally left blank.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
                    STATEMENTS OF ASSETS AND LIABILITIES
                              DECEMBER 31, 2012


                                                                 AMERICAN FUNDS
                                            AMERICAN FUNDS        GLOBAL SMALL        AMERICAN FUNDS       AMERICAN FUNDS
                                                 BOND            CAPITALIZATION           GROWTH            GROWTH-INCOME
                                          INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                          -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $      128,509,433   $      512,261,360   $      978,263,072   $      728,354,546
   Due from Metropolitan Life
     Insurance Company..................                  --                   --                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Assets.....................         128,509,433          512,261,360          978,263,072          728,354,546
                                          -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   6                    7                    5                    5
   Due to Metropolitan Life
     Insurance Company..................                   3                   --                    2                   93
                                          -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                   9                    7                    7                   98
                                          -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $      128,509,424   $      512,261,353   $      978,263,065   $      728,354,448
                                          ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      128,297,882   $      511,959,198   $      977,706,419   $      727,946,179
   Net assets from contracts in payout..             211,542              302,155              556,646              408,269
                                          -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $      128,509,424   $      512,261,353   $      978,263,065   $      728,354,448
                                          ===================  ===================  ===================  ===================


 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012




                                             CALVERT VP SRI       CALVERT VP SRI        FIDELITY VIP         FIDELITY VIP
                                                BALANCED          MID CAP GROWTH        EQUITY-INCOME      FUNDSMANAGER 50%
                                           INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............   $       51,646,895   $       12,341,511   $       81,994,571   $       28,315,175
   Due from Metropolitan Life
     Insurance Company..................                   --                   --                   --                   --
                                           -------------------  -------------------  -------------------  -------------------
       Total Assets.....................           51,646,895           12,341,511           81,994,571           28,315,175
                                           -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    3                   --                    1                   --
   Due to Metropolitan Life
     Insurance Company..................                    1                   --                   --                    2
                                           -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                    4                   --                    1                    2
                                           -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................   $       51,646,891   $       12,341,511   $       81,994,570   $       28,315,173
                                           ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $       51,646,891   $       12,341,511   $       80,840,655   $       28,315,173
   Net assets from contracts in payout..                   --                   --            1,153,915                   --
                                           -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................   $       51,646,891   $       12,341,511   $       81,994,570   $       28,315,173
                                           ===================  ===================  ===================  ===================


                                                                                        FIDELITY VIP
                                              FIDELITY VIP                            INVESTMENT GRADE       FIDELITY VIP
                                            FUNDSMANAGER 60%    FIDELITY VIP GROWTH         BOND             MONEY MARKET
                                           INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............   $      260,007,963   $       77,803,882   $       22,278,308   $        8,724,753
   Due from Metropolitan Life
     Insurance Company..................                   --                   --                   --                   --
                                           -------------------  -------------------  -------------------  -------------------
       Total Assets.....................          260,007,963           77,803,882           22,278,308            8,724,753
                                           -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   --                   --                   --                   --
   Due to Metropolitan Life
     Insurance Company..................                    2                   --                   --                    1
                                           -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                    2                   --                   --                    1
                                           -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................   $      260,007,961   $       77,803,882   $       22,278,308   $        8,724,752
                                           ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $      260,007,961   $       77,803,882   $       22,278,308   $        8,724,752
   Net assets from contracts in payout..                   --                   --                   --                   --
                                           -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................   $      260,007,961   $       77,803,882   $       22,278,308   $        8,724,752
                                           ===================  ===================  ===================  ===================

                                                  MIST
                                            ALLIANCEBERNSTEIN      MIST AMERICAN
                                             GLOBAL DYNAMIC       FUNDS BALANCED
                                               ALLOCATION           ALLOCATION
                                           INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------  -------------------
ASSETS:
   Investments at fair value............   $    1,165,993,493   $      683,639,227
   Due from Metropolitan Life
     Insurance Company..................                   --                   --
                                           -------------------  -------------------
       Total Assets.....................        1,165,993,493          683,639,227
                                           -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   --                    2
   Due to Metropolitan Life
     Insurance Company..................                    1                    2
                                           -------------------  -------------------
       Total Liabilities................                    1                    4
                                           -------------------  -------------------

NET ASSETS..............................   $    1,165,993,492   $      683,639,223
                                           ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $    1,165,993,492   $      683,627,024
   Net assets from contracts in payout..                   --               12,199
                                           -------------------  -------------------
       Total Net Assets.................   $    1,165,993,492   $      683,639,223
                                           ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                                                   MIST AMERICAN                             MIST AMERICAN
                                              MIST AMERICAN        FUNDS GROWTH         MIST AMERICAN       FUNDS MODERATE
                                               FUNDS BOND           ALLOCATION          FUNDS GROWTH          ALLOCATION
                                           INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............   $       89,292,267   $      333,268,566   $      309,469,423   $      908,733,320
   Due from Metropolitan Life
     Insurance Company..................                   --                   --                   --                   --
                                           -------------------  -------------------  -------------------  -------------------
       Total Assets.....................           89,292,267          333,268,566          309,469,423          908,733,320
                                           -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    1                    4                    2                    2
   Due to Metropolitan Life
     Insurance Company..................                    1                    1                    2                    2
                                           -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                    2                    5                    4                    4
                                           -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................   $       89,292,265   $      333,268,561   $      309,469,419   $      908,733,316
                                           ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $       89,290,116   $      333,256,922   $      309,450,992   $      908,407,125
   Net assets from contracts in payout..                2,149               11,639               18,427              326,191
                                           -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................   $       89,292,265   $      333,268,561   $      309,469,419   $      908,733,316
                                           ===================  ===================  ===================  ===================

                                                                  MIST BLACKROCK
                                             MIST AQR GLOBAL      GLOBAL TACTICAL      MIST BLACKROCK
                                              RISK BALANCED         STRATEGIES         LARGE CAP CORE          VARIABLE B
                                           INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION   INVESTMENT DIVISION
                                           -------------------  -------------------  -------------------  --------------------
ASSETS:
   Investments at fair value............   $     1,737,315,769  $     1,603,180,948  $       616,700,360  $        12,413,480
   Due from Metropolitan Life
     Insurance Company..................                    --                   --                   --                   --
                                           -------------------  -------------------  -------------------  --------------------
       Total Assets.....................         1,737,315,769        1,603,180,948          616,700,360           12,413,480
                                           -------------------  -------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                    --                    1                    9                   --
   Due to Metropolitan Life
     Insurance Company..................                     1                    1                    5                   --
                                           -------------------  -------------------  -------------------  --------------------
       Total Liabilities................                     1                    2                   14                   --
                                           -------------------  -------------------  -------------------  --------------------

NET ASSETS..............................   $     1,737,315,768  $     1,603,180,946  $       616,700,346  $        12,413,480
                                           ===================  ===================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $     1,737,315,768  $     1,603,180,946  $       612,430,735  $        12,156,282
   Net assets from contracts in payout..                    --                   --            4,269,611              257,198
                                           -------------------  -------------------  -------------------  --------------------
       Total Net Assets.................   $     1,737,315,768  $     1,603,180,946  $       616,700,346  $        12,413,480
                                           ===================  ===================  ===================  ====================


                                                                MIST CLARION GLOBAL
                                               VARIABLE C           REAL ESTATE
                                           INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------  -------------------
ASSETS:
   Investments at fair value............   $        1,223,254   $      245,411,651
   Due from Metropolitan Life
     Insurance Company..................                   --                   --
                                           -------------------  -------------------
       Total Assets.....................            1,223,254          245,411,651
                                           -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   --                    5
   Due to Metropolitan Life
     Insurance Company..................                   --                   --
                                           -------------------  -------------------
       Total Liabilities................                   --                    5
                                           -------------------  -------------------

NET ASSETS..............................   $        1,223,254   $      245,411,646
                                           ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $        1,223,254   $      245,301,508
   Net assets from contracts in payout..                   --              110,138
                                           -------------------  -------------------
       Total Net Assets.................   $        1,223,254   $      245,411,646
                                           ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                                                   MIST HARRIS         MIST INVESCO
                                              MIST DREMAN            OAKMARK           BALANCED-RISK        MIST INVESCO
                                            SMALL CAP VALUE       INTERNATIONAL         ALLOCATION        SMALL CAP GROWTH
                                          INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                          -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $       16,406,073   $      476,492,551   $      262,571,092   $       38,202,830
   Due from Metropolitan Life
     Insurance Company..................                  --                   --                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Assets.....................          16,406,073          476,492,551          262,571,092           38,202,830
                                          -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   2                    7                   --                   13
   Due to Metropolitan Life
     Insurance Company..................                  --                   10                    1                    1
                                          -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                   2                   17                    1                   14
                                          -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $       16,406,071   $      476,492,534   $      262,571,091   $       38,202,816
                                          ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       16,406,071   $      476,199,995   $      262,571,091   $       38,183,032
   Net assets from contracts in payout..                  --              292,539                   --               19,784
                                          -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $       16,406,071   $      476,492,534   $      262,571,091   $       38,202,816
                                          ===================  ===================  ===================  ===================

                                                                 MIST JPMORGAN       MIST LEGG MASON
                                                                 GLOBAL ACTIVE         CLEARBRIDGE       MIST LOOMIS SAYLES
                                           MIST JANUS FORTY       ALLOCATION        AGGRESSIVE GROWTH      GLOBAL MARKETS
                                          INVESTMENT DIVISION INVESTMENT DIVISION  INVESTMENT DIVISION   INVESTMENT DIVISION
                                          ------------------- -------------------  -------------------  --------------------
ASSETS:
   Investments at fair value............  $      379,819,847   $      177,914,121  $        93,505,277  $       28,499,927
   Due from Metropolitan Life
     Insurance Company..................                  --                   --                   --                  --
                                          ------------------- -------------------  -------------------  --------------------
       Total Assets.....................         379,819,847          177,914,121           93,505,277          28,499,927
                                          ------------------- -------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                   4                    1                    6                   1
   Due to Metropolitan Life
     Insurance Company..................                   1                   --                    9                   1
                                          ------------------- -------------------  -------------------  --------------------
       Total Liabilities................                   5                    1                   15                   2
                                          ------------------- -------------------  -------------------  --------------------

NET ASSETS..............................  $      379,819,842   $      177,914,120  $        93,505,262  $       28,499,925
                                          =================== ===================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      379,722,747   $      177,914,120  $        93,495,012  $       28,499,925
   Net assets from contracts in payout..              97,095                   --               10,250                  --
                                          ------------------- -------------------  -------------------  --------------------
       Total Net Assets.................  $      379,819,842   $      177,914,120  $        93,505,262  $       28,499,925
                                          =================== ===================  ===================  ====================


                                           MIST LORD ABBETT     MIST LORD ABBETT
                                            BOND DEBENTURE        MID CAP VALUE
                                          INVESTMENT DIVISION  INVESTMENT DIVISION
                                          -------------------  -------------------
ASSETS:
   Investments at fair value............  $      320,579,780   $      454,279,845
   Due from Metropolitan Life
     Insurance Company..................                  --                   14
                                          -------------------  -------------------
       Total Assets.....................         320,579,780          454,279,859
                                          -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   6                    3
   Due to Metropolitan Life
     Insurance Company..................                   2                   --
                                          -------------------  -------------------
       Total Liabilities................                   8                    3
                                          -------------------  -------------------

NET ASSETS..............................  $      320,579,772   $      454,279,856
                                          ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      320,311,798   $      453,850,246
   Net assets from contracts in payout..             267,974              429,610
                                          -------------------  -------------------
       Total Net Assets.................  $      320,579,772   $      454,279,856
                                          ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                                                                       MIST MET/FRANKLIN
                                             MIST MET/EATON      MIST MET/FRANKLIN       LOW DURATION       MIST MET/FRANKLIN
                                           VANCE FLOATING RATE        INCOME             TOTAL RETURN         MUTUAL SHARES
                                           INVESTMENT DIVISION  INVESTMENT DIVISION   INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------  -------------------   -------------------  -------------------
ASSETS:
   Investments at fair value.............  $        7,437,902   $        95,665,396   $       15,151,483   $       55,255,620
   Due from Metropolitan Life
     Insurance Company...................                  --                    --                   --                   --
                                           -------------------  -------------------   -------------------  -------------------
       Total Assets......................           7,437,902            95,665,396           15,151,483           55,255,620
                                           -------------------  -------------------   -------------------  -------------------
LIABILITIES:
   Accrued fees..........................                   3                     5                    4                    4
   Due to Metropolitan Life
     Insurance Company...................                  --                     2                    2                    2
                                           -------------------  -------------------   -------------------  -------------------
       Total Liabilities.................                   3                     7                    6                    6
                                           -------------------  -------------------   -------------------  -------------------

NET ASSETS...............................  $        7,437,899   $        95,665,389   $       15,151,477   $       55,255,614
                                           ===================  ===================   ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $        7,437,899   $        95,662,026   $       15,151,477   $       55,255,614
   Net assets from contracts in payout...                  --                 3,363                   --                   --
                                           -------------------  -------------------   -------------------  -------------------
       Total Net Assets..................  $        7,437,899   $        95,665,389   $       15,151,477   $       55,255,614
                                           ===================  ===================   ===================  ===================

                                            MIST MET/FRANKLIN
                                           TEMPLETON FOUNDING   MIST MET/TEMPLETON   MIST MET/TEMPLETON       MIST METLIFE
                                                STRATEGY              GROWTH         INTERNATIONAL BOND    AGGRESSIVE STRATEGY
                                           INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION   INVESTMENT DIVISION
                                           -------------------  -------------------  -------------------  --------------------
ASSETS:
   Investments at fair value.............  $       66,007,941   $       26,394,026   $         8,734,809  $       119,313,923
   Due from Metropolitan Life
     Insurance Company...................                  --                   --                    --                   --
                                           -------------------  -------------------  -------------------  --------------------
       Total Assets......................          66,007,941           26,394,026             8,734,809          119,313,923
                                           -------------------  -------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees..........................                   2                    4                     1                    1
   Due to Metropolitan Life
     Insurance Company...................                   1                    2                     1                    2
                                           -------------------  -------------------  -------------------  --------------------
       Total Liabilities.................                   3                    6                     2                    3
                                           -------------------  -------------------  -------------------  --------------------

NET ASSETS...............................  $       66,007,938   $       26,394,020   $         8,734,807  $       119,313,920
                                           ===================  ===================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $       65,877,304   $       26,386,611   $         8,734,807  $       117,622,114
   Net assets from contracts in payout...             130,634                7,409                    --            1,691,806
                                           -------------------  -------------------  -------------------  --------------------
       Total Net Assets..................  $       66,007,938   $       26,394,020   $         8,734,807  $       119,313,920
                                           ===================  ===================  ===================  ====================

                                                                   MIST METLIFE
                                              MIST METLIFE          MULTI-INDEX
                                              BALANCED PLUS        TARGETED RISK
                                           INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------  -------------------
ASSETS:
   Investments at fair value.............  $    1,536,558,888   $        6,903,415
   Due from Metropolitan Life
     Insurance Company...................                  --                   --
                                           -------------------  -------------------
       Total Assets......................       1,536,558,888            6,903,415
                                           -------------------  -------------------
LIABILITIES:
   Accrued fees..........................                   1                    1
   Due to Metropolitan Life
     Insurance Company...................                  --                    1
                                           -------------------  -------------------
       Total Liabilities.................                   1                    2
                                           -------------------  -------------------

NET ASSETS...............................  $    1,536,558,887   $        6,903,413
                                           ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $    1,536,558,887   $        6,903,413
   Net assets from contracts in payout...                  --                   --
                                           -------------------  -------------------
       Total Net Assets..................  $    1,536,558,887   $        6,903,413
                                           ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012



                                           MIST MFS EMERGING    MIST MFS RESEARCH        MIST MLA        MIST MORGAN STANLEY
                                            MARKETS EQUITY        INTERNATIONAL           MID CAP          MID CAP GROWTH
                                          INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                          -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $       50,543,252   $      232,797,253   $       52,678,945   $      328,177,572
   Due from Metropolitan Life
     Insurance Company..................                  --                   --                    2                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Assets.....................          50,543,252          232,797,253           52,678,947          328,177,572
                                          -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   2                    4                    7                    6
   Due to Metropolitan Life
     Insurance Company..................                   1                   11                   --                    3
                                          -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                   3                   15                    7                    9
                                          -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $       50,543,249   $      232,797,238   $       52,678,940   $      328,177,563
                                          ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       50,543,249   $      232,272,654   $       52,641,528   $      327,998,531
   Net assets from contracts in payout..                  --              524,584               37,412              179,032
                                          -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $       50,543,249   $      232,797,238   $       52,678,940   $      328,177,563
                                          ===================  ===================  ===================  ===================

                                              MIST PIMCO
                                          INFLATION PROTECTED      MIST PIMCO          MIST PIONEER         MIST PYRAMIS
                                                 BOND             TOTAL RETURN       STRATEGIC INCOME     GOVERNMENT INCOME
                                          INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                          -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $      697,291,195   $    1,226,100,483   $       70,080,767   $      600,925,085
   Due from Metropolitan Life
     Insurance Company..................                  --                    4                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Assets.....................         697,291,195        1,226,100,487           70,080,767          600,925,085
                                          -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   3                    4                    1                    1
   Due to Metropolitan Life
     Insurance Company..................                   4                   --                    1                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                   7                    4                    2                    1
                                          -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $      697,291,188   $    1,226,100,483   $       70,080,765   $      600,925,084
                                          ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      696,922,790   $    1,225,198,531   $       70,080,765   $      600,925,084
   Net assets from contracts in payout..             368,398              901,952                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $      697,291,188   $    1,226,100,483   $       70,080,765   $      600,925,084
                                          ===================  ===================  ===================  ===================


                                               MIST RCM          MIST SCHRODERS
                                              TECHNOLOGY       GLOBAL MULTI-ASSET
                                          INVESTMENT DIVISION  INVESTMENT DIVISION
                                          -------------------  -------------------
ASSETS:
   Investments at fair value............  $      135,782,045   $      130,034,227
   Due from Metropolitan Life
     Insurance Company..................                  --                   --
                                          -------------------  -------------------
       Total Assets.....................         135,782,045          130,034,227
                                          -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   8                    2
   Due to Metropolitan Life
     Insurance Company..................                   2                   --
                                          -------------------  -------------------
       Total Liabilities................                  10                    2
                                          -------------------  -------------------

NET ASSETS..............................  $      135,782,035   $      130,034,225
                                          ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      135,722,673   $      130,034,225
   Net assets from contracts in payout..              59,362                   --
                                          -------------------  -------------------
       Total Net Assets.................  $      135,782,035   $      130,034,225
                                          ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                           MIST SSGA GROWTH         MIST SSGA       MIST T. ROWE PRICE    MIST THIRD AVENUE
                                            AND INCOME ETF         GROWTH ETF         MID CAP GROWTH       SMALL CAP VALUE
                                          INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                          -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $      919,015,959   $      116,064,982   $      300,330,189   $       12,367,724
   Due from Metropolitan Life
     Insurance Company..................                  --                   --                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Assets.....................         919,015,959          116,064,982          300,330,189           12,367,724
                                          -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   3                    5                    4                    3
   Due to Metropolitan Life
     Insurance Company..................                   1                    1                    2                    1
                                          -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                   4                    6                    6                    4
                                          -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $      919,015,955   $      116,064,976   $      300,330,183   $       12,367,720
                                          ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      918,768,776   $      116,051,800   $      300,124,203   $       12,367,720
   Net assets from contracts in payout..             247,179               13,176              205,980                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $      919,015,955   $      116,064,976   $      300,330,183   $       12,367,720
                                          ===================  ===================  ===================  ===================

                                          MSF BAILLIE GIFFORD MSF BARCLAYS CAPITAL     MSF BLACKROCK        MSF BLACKROCK
                                          INTERNATIONAL STOCK AGGREGATE BOND INDEX   AGGRESSIVE GROWTH       BOND INCOME
                                          INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                          ------------------- --------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............   $      157,488,426  $    1,150,681,711   $      439,241,112   $      513,127,221
   Due from Metropolitan Life
     Insurance Company..................                   --                  --                   --                   --
                                          ------------------- --------------------  -------------------  -------------------
       Total Assets.....................          157,488,426       1,150,681,711          439,241,112          513,127,221
                                          ------------------- --------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   10                   4                    7                    3
   Due to Metropolitan Life
     Insurance Company..................                    4                   6                    3                    2
                                          ------------------- --------------------  -------------------  -------------------
       Total Liabilities................                   14                  10                   10                    5
                                          ------------------- --------------------  -------------------  -------------------

NET ASSETS..............................   $      157,488,412  $    1,150,681,701   $      439,241,102   $      513,127,216
                                          =================== ====================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $      157,151,291  $    1,148,210,099   $      438,891,558   $      509,965,255
   Net assets from contracts in payout..              337,121           2,471,602              349,544            3,161,961
                                          ------------------- --------------------  -------------------  -------------------
       Total Net Assets.................   $      157,488,412  $    1,150,681,701   $      439,241,102   $      513,127,216
                                          =================== ====================  ===================  ===================

                                             MSF BLACKROCK        MSF BLACKROCK
                                              DIVERSIFIED        LARGE CAP VALUE
                                          INVESTMENT DIVISION  INVESTMENT DIVISION
                                          -------------------  -------------------
ASSETS:
   Investments at fair value............  $      632,285,337   $      220,191,820
   Due from Metropolitan Life
     Insurance Company..................                  --                   13
                                          -------------------  -------------------
       Total Assets.....................         632,285,337          220,191,833
                                          -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   4                    4
   Due to Metropolitan Life
     Insurance Company..................                   5                   --
                                          -------------------  -------------------
       Total Liabilities................                   9                    4
                                          -------------------  -------------------

NET ASSETS..............................  $      632,285,328   $      220,191,829
                                          ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      626,904,627   $      220,150,120
   Net assets from contracts in payout..           5,380,701               41,709
                                          -------------------  -------------------
       Total Net Assets.................  $      632,285,328   $      220,191,829
                                          ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                              MSF BLACKROCK
                                            LEGACY LARGE CAP       MSF BLACKROCK      MSF DAVIS VENTURE      MSF FI VALUE
                                                 GROWTH            MONEY MARKET             VALUE               LEADERS
                                           INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............   $      164,222,679   $       88,984,814   $      562,306,966   $       62,218,124
   Due from Metropolitan Life
     Insurance Company..................                   --                   --                   --                   --
                                           -------------------  -------------------  -------------------  -------------------
       Total Assets.....................          164,222,679           88,984,814          562,306,966           62,218,124
                                           -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    2                    2                    7                    7
   Due to Metropolitan Life
     Insurance Company..................                   --                   --                    3                   --
                                           -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                    2                    2                   10                    7
                                           -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................   $      164,222,677   $       88,984,812   $      562,306,956   $       62,218,117
                                           ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $      163,437,028   $       88,405,199   $      560,241,574   $       61,784,206
   Net assets from contracts in payout..              785,649              579,613            2,065,382              433,911
                                           -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................   $      164,222,677   $       88,984,812   $      562,306,956   $       62,218,117
                                           ===================  ===================  ===================  ===================


                                              MSF JENNISON       MSF LOOMIS SAYLES    MSF LOOMIS SAYLES     MSF MET/ARTISAN
                                                 GROWTH           SMALL CAP CORE      SMALL CAP GROWTH       MID CAP VALUE
                                           INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............   $      154,053,963   $      157,335,880   $       41,493,890   $      212,603,004
   Due from Metropolitan Life
     Insurance Company..................                   --                    3                   --                   --
                                           -------------------  -------------------  -------------------  -------------------
       Total Assets.....................          154,053,963          157,335,883           41,493,890          212,603,004
                                           -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    5                    8                   10                    5
   Due to Metropolitan Life
     Insurance Company..................                    8                   --                    2                    2
                                           -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                   13                    8                   12                    7
                                           -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................   $      154,053,950   $      157,335,875   $       41,493,878   $      212,602,997
                                           ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $      153,771,779   $      156,454,472   $       41,459,943   $      211,891,247
   Net assets from contracts in payout..              282,171              881,403               33,935              711,750
                                           -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................   $      154,053,950   $      157,335,875   $       41,493,878   $      212,602,997
                                           ===================  ===================  ===================  ===================

                                           MSF MET/DIMENSIONAL      MSF METLIFE
                                           INTERNATIONAL SMALL     CONSERVATIVE
                                                 COMPANY            ALLOCATION
                                           INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------  -------------------
ASSETS:
   Investments at fair value............   $        4,719,392   $      591,422,973
   Due from Metropolitan Life
     Insurance Company..................                   --                   --
                                           -------------------  -------------------
       Total Assets.....................            4,719,392          591,422,973
                                           -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    2                   --
   Due to Metropolitan Life
     Insurance Company..................                    1                    3
                                           -------------------  -------------------
       Total Liabilities................                    3                    3
                                           -------------------  -------------------

NET ASSETS..............................   $        4,719,389   $      591,422,970
                                           ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $        4,719,389   $      591,412,745
   Net assets from contracts in payout..                   --               10,225
                                           -------------------  -------------------
       Total Net Assets.................   $        4,719,389   $      591,422,970
                                           ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                              MSF METLIFE                                                    MSF METLIFE
                                            CONSERVATIVE TO        MSF METLIFE          MSF METLIFE          MODERATE TO
                                          MODERATE ALLOCATION  MID CAP STOCK INDEX  MODERATE ALLOCATION AGGRESSIVE ALLOCATION
                                          INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                          -------------------  -------------------  ------------------- ---------------------
ASSETS:
   Investments at fair value............  $    1,413,830,342   $      424,114,370   $    3,918,217,627   $    1,645,757,853
   Due from Metropolitan Life
     Insurance Company..................                  --                    5                   --                   --
                                          -------------------  -------------------  ------------------- ---------------------
       Total Assets.....................       1,413,830,342          424,114,375        3,918,217,627        1,645,757,853
                                          -------------------  -------------------  ------------------- ---------------------
LIABILITIES:
   Accrued fees.........................                   4                    3                    1                    2
   Due to Metropolitan Life
     Insurance Company..................                   2                   --                    4                    1
                                          -------------------  -------------------  ------------------- ---------------------
       Total Liabilities................                   6                    3                    5                    3
                                          -------------------  -------------------  ------------------- ---------------------

NET ASSETS..............................  $    1,413,830,336   $      424,114,372   $    3,918,217,622   $    1,645,757,850
                                          ===================  ===================  =================== =====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $    1,413,528,675   $      423,576,951   $    3,917,255,801   $    1,642,423,237
   Net assets from contracts in payout..             301,661              537,421              961,821            3,334,613
                                          -------------------  -------------------  ------------------- ---------------------
       Total Net Assets.................  $    1,413,830,336   $      424,114,372   $    3,918,217,622   $    1,645,757,850
                                          ===================  ===================  =================== =====================


                                              MSF METLIFE        MSF MFS TOTAL                               MSF MSCI
                                              STOCK INDEX           RETURN            MSF MFS VALUE         EAFE INDEX
                                          INVESTMENT DIVISION INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                          ------------------- -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $     2,620,060,383 $      138,805,581   $      293,940,095   $      476,584,809
   Due from Metropolitan Life
     Insurance Company..................                   --                 --                   --                   --
                                          ------------------- -------------------  -------------------  -------------------
       Total Assets.....................        2,620,060,383        138,805,581          293,940,095          476,584,809
                                          ------------------- -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    5                  3                    8                    3
   Due to Metropolitan Life
     Insurance Company..................                   24                  1                    4                    4
                                          ------------------- -------------------  -------------------  -------------------
       Total Liabilities................                   29                  4                   12                    7
                                          ------------------- -------------------  -------------------  -------------------

NET ASSETS..............................  $     2,620,060,354 $      138,805,577   $      293,940,083   $      476,584,802
                                          =================== ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $     2,598,195,229 $      136,599,417   $      290,185,934   $      476,258,541
   Net assets from contracts in payout..           21,865,125          2,206,160            3,754,149              326,261
                                          ------------------- -------------------  -------------------  -------------------
       Total Net Assets.................  $     2,620,060,354 $      138,805,577   $      293,940,083   $      476,584,802
                                          =================== ===================  ===================  ===================


                                             MSF NEUBERGER       MSF OPPENHEIMER
                                            BERMAN GENESIS        GLOBAL EQUITY
                                          INVESTMENT DIVISION  INVESTMENT DIVISION
                                          -------------------  -------------------
ASSETS:
   Investments at fair value............  $      254,522,499   $      219,397,972
   Due from Metropolitan Life
     Insurance Company..................                  --                   --
                                          -------------------  -------------------
       Total Assets.....................         254,522,499          219,397,972
                                          -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                  12                    3
   Due to Metropolitan Life
     Insurance Company..................                   3                    3
                                          -------------------  -------------------
       Total Liabilities................                  15                    6
                                          -------------------  -------------------

NET ASSETS..............................  $      254,522,484   $      219,397,966
                                          ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      254,131,255   $      219,268,026
   Net assets from contracts in payout..             391,229              129,940
                                          -------------------  -------------------
       Total Net Assets.................  $      254,522,484   $      219,397,966
                                          ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
                              DECEMBER 31, 2012



                                            MSF RUSSELL 2000     MSF T. ROWE PRICE    MSF T. ROWE PRICE   MSF VAN ECK GLOBAL
                                                  INDEX          LARGE CAP GROWTH     SMALL CAP GROWTH     NATURAL RESOURCES
                                           INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                          -------------------- -------------------- -------------------- --------------------
ASSETS:
   Investments at fair value............  $       272,948,980  $       196,268,668  $       284,907,230  $        41,078,666
   Due from Metropolitan Life
     Insurance Company..................                   20                   --                   --                   --
                                          -------------------- -------------------- -------------------- --------------------
       Total Assets.....................          272,949,000          196,268,668          284,907,230           41,078,666
                                          -------------------- -------------------- -------------------- --------------------
LIABILITIES:
   Accrued fees.........................                    6                    3                    6                    2
   Due to Metropolitan Life
     Insurance Company..................                   --                    5                   11                   --
                                          -------------------- -------------------- -------------------- --------------------
       Total Liabilities................                    6                    8                   17                    2
                                          -------------------- -------------------- -------------------- --------------------

NET ASSETS..............................  $       272,948,994  $       196,268,660  $       284,907,213  $        41,078,664
                                          ==================== ==================== ==================== ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       272,685,306  $       190,350,511  $       284,674,392  $        41,078,664
   Net assets from contracts in payout..              263,688            5,918,149              232,821                   --
                                          -------------------- -------------------- -------------------- --------------------
       Total Net Assets.................  $       272,948,994  $       196,268,660  $       284,907,213  $        41,078,664
                                          ==================== ==================== ==================== ====================

                                            MSF WESTERN ASSET   MSF WESTERN ASSET
                                          MANAGEMENT STRATEGIC     MANAGEMENT
                                           BOND OPPORTUNITIES    U.S. GOVERNMENT     MSF ZENITH EQUITY
                                           INVESTMENT DIVISION INVESTMENT DIVISION  INVESTMENT DIVISION
                                          -------------------- -------------------  -------------------
ASSETS:
   Investments at fair value............   $      254,116,135  $      229,960,742   $       63,578,071
   Due from Metropolitan Life
     Insurance Company..................                   --                  --                    1
                                          -------------------- -------------------  -------------------
       Total Assets.....................          254,116,135         229,960,742           63,578,072
                                          -------------------- -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    4                   6                   --
   Due to Metropolitan Life
     Insurance Company..................                    3                   4                   --
                                          -------------------- -------------------  -------------------
       Total Liabilities................                    7                  10                   --
                                          -------------------- -------------------  -------------------

NET ASSETS..............................   $      254,116,128  $      229,960,732   $       63,578,072
                                          ==================== ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $      253,122,468  $      229,609,949   $       58,910,032
   Net assets from contracts in payout..              993,660             350,783            4,668,040
                                          -------------------- -------------------  -------------------
       Total Net Assets.................   $      254,116,128  $      229,960,732   $       63,578,072
                                          ==================== ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
                          STATEMENTS OF OPERATIONS
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                                                  AMERICAN FUNDS
                                             AMERICAN FUNDS        GLOBAL SMALL        AMERICAN FUNDS       AMERICAN FUNDS
                                                  BOND            CAPITALIZATION           GROWTH            GROWTH-INCOME
                                           INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends.........................   $        3,223,956   $        6,840,450   $        7,672,969   $       11,565,185
                                           -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges.........................            1,673,840            6,271,864           11,964,748            8,825,354
      Administrative charges............              323,376            1,230,386            2,355,487            1,734,097
                                           -------------------  -------------------  -------------------  -------------------
        Total expenses..................            1,997,216            7,502,250           14,320,235           10,559,451
                                           -------------------  -------------------  -------------------  -------------------
          Net investment income (loss)..            1,226,740            (661,800)          (6,647,266)            1,005,734
                                           -------------------  -------------------  -------------------  -------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions.......                   --                   --                   --                   --
      Realized gains (losses) on sale of
        investments.....................              266,155          (6,163,348)           14,472,720            5,144,694
                                           -------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)...              266,155          (6,163,348)           14,472,720            5,144,694
                                           -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments..................            3,480,606           84,682,889          139,843,502           99,450,526
                                           -------------------  -------------------  -------------------  -------------------
      Net realized and unrealized gains
        (losses) on investments.........            3,746,761           78,519,541          154,316,222          104,595,220
                                           -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $        4,973,501   $       77,857,741   $      147,668,956   $      105,600,954
                                           ===================  ===================  ===================  ===================


                                             CALVERT VP SRI       CALVERT VP SRI        FIDELITY VIP          FIDELITY VIP
                                                BALANCED          MID CAP GROWTH        EQUITY-INCOME       FUNDSMANAGER 50%
                                           INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION INVESTMENT DIVISION (a)
                                           -------------------  -------------------  ------------------- -----------------------
INVESTMENT INCOME:
      Dividends.........................   $          631,168   $               --   $        2,502,988    $          347,078
                                           -------------------  -------------------  ------------------- -----------------------
EXPENSES:
      Mortality and expense risk
        charges.........................              494,803               88,955              642,951               104,671
      Administrative charges............              109,074               23,873              197,788                    --
                                           -------------------  -------------------  ------------------- -----------------------
        Total expenses..................              603,877              112,828              840,739               104,671
                                           -------------------  -------------------  ------------------- -----------------------
          Net investment income (loss)..               27,291            (112,828)            1,662,249               242,407
                                           -------------------  -------------------  ------------------- -----------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions.......                   --            1,406,278            5,146,444                73,623
      Realized gains (losses) on sale of
        investments.....................              104,232              439,129          (1,142,990)                   148
                                           -------------------  -------------------  ------------------- -----------------------
          Net realized gains (losses)...              104,232            1,845,407            4,003,454                73,771
                                           -------------------  -------------------  ------------------- -----------------------
      Change in unrealized gains (losses)
        on investments..................            4,434,485             (35,037)            6,399,620              (62,811)
                                           -------------------  -------------------  ------------------- -----------------------
      Net realized and unrealized gains
        (losses) on investments.........            4,538,717            1,810,370           10,403,074                10,960
                                           -------------------  -------------------  ------------------- -----------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $        4,566,008   $        1,697,542   $       12,065,323    $          253,367
                                           ===================  ===================  =================== =======================


                                              FIDELITY VIP
                                            FUNDSMANAGER 60%   FIDELITY VIP GROWTH
                                           INVESTMENT DIVISION INVESTMENT DIVISION
                                           ------------------- -------------------
INVESTMENT INCOME:
      Dividends.........................   $        3,647,146  $          470,242
                                           ------------------- -------------------
EXPENSES:
      Mortality and expense risk
        charges.........................            4,755,743             601,221
      Administrative charges............                   --             161,578
                                           ------------------- -------------------
        Total expenses..................            4,755,743             762,799
                                           ------------------- -------------------
          Net investment income (loss)..          (1,108,597)           (292,557)
                                           ------------------- -------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions.......              832,235                  --
      Realized gains (losses) on sale of
        investments.....................              709,223             486,197
                                           ------------------- -------------------
          Net realized gains (losses)...            1,541,458             486,197
                                           ------------------- -------------------
      Change in unrealized gains (losses)
        on investments..................           20,145,096           9,885,221
                                           ------------------- -------------------
      Net realized and unrealized gains
        (losses) on investments.........           21,686,554          10,371,418
                                           ------------------- -------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $       20,577,957  $       10,078,861
                                           =================== ===================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                                                                            MIST
                                              FIDELITY VIP                            ALLIANCEBERNSTEIN      MIST AMERICAN
                                            INVESTMENT GRADE       FIDELITY VIP        GLOBAL DYNAMIC       FUNDS BALANCED
                                                  BOND             MONEY MARKET          ALLOCATION           ALLOCATION
                                           INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends.........................   $          512,458   $           15,908   $          751,608   $       11,197,936
                                           -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges.........................              163,014              122,694            8,460,380            6,782,850
      Administrative charges............               43,800               18,326            2,136,174            1,663,779
                                           -------------------  -------------------  -------------------  -------------------
        Total expenses..................              206,814              141,020           10,596,554            8,446,629
                                           -------------------  -------------------  -------------------  -------------------
          Net investment income (loss)..              305,644            (125,112)          (9,844,946)            2,751,307
                                           -------------------  -------------------  -------------------  -------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions.......              582,906                   --               16,141            6,795,305
      Realized gains (losses) on sale of
        investments.....................              112,649                   --                   --            5,358,773
                                           -------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)...              695,555                   --               16,141           12,154,078
                                           -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments..................               38,191                   --           77,778,755           59,750,875
                                           -------------------  -------------------  -------------------  -------------------
      Net realized and unrealized gains
        (losses) on investments.........              733,746                   --           77,794,896           71,904,953
                                           -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $        1,039,390   $        (125,112)   $       67,949,950   $       74,656,260
                                           ===================  ===================  ===================  ===================


                                                                   MIST AMERICAN                             MIST AMERICAN
                                              MIST AMERICAN        FUNDS GROWTH         MIST AMERICAN       FUNDS MODERATE
                                               FUNDS BOND           ALLOCATION          FUNDS GROWTH          ALLOCATION
                                           INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends.........................   $        2,215,320   $        3,854,583   $          946,448   $       18,391,100
                                           -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges.........................              914,146            3,346,927            3,031,408            9,275,240
      Administrative charges............              218,238              800,623              745,585            2,257,605
                                           -------------------  -------------------  -------------------  -------------------
        Total expenses..................            1,132,384            4,147,550            3,776,993           11,532,845
                                           -------------------  -------------------  -------------------  -------------------
          Net investment income (loss)..            1,082,936            (292,967)          (2,830,545)            6,858,255
                                           -------------------  -------------------  -------------------  -------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions.......              430,484                   --               74,589           12,023,012
      Realized gains (losses) on sale of
        investments.....................              407,378            6,444,719            3,479,774            7,277,138
                                           -------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)...              837,862            6,444,719            3,554,363           19,300,150
                                           -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments..................            1,074,290           37,485,893           42,616,835           54,196,167
                                           -------------------  -------------------  -------------------  -------------------
      Net realized and unrealized gains
        (losses) on investments.........            1,912,152           43,930,612           46,171,198           73,496,317
                                           -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $        2,995,088   $       43,637,645   $       43,340,653   $       80,354,572
                                           ===================  ===================  ===================  ===================


                                                                  MIST BLACKROCK
                                             MIST AQR GLOBAL      GLOBAL TACTICAL
                                              RISK BALANCED         STRATEGIES
                                           INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------  -------------------
INVESTMENT INCOME:
      Dividends.........................   $        4,755,774   $               --
                                           -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges.........................           11,653,107           11,865,956
      Administrative charges............            2,942,998            2,999,539
                                           -------------------  -------------------
        Total expenses..................           14,596,105           14,865,495
                                           -------------------  -------------------
          Net investment income (loss)..          (9,840,331)         (14,865,495)
                                           -------------------  -------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions.......            5,051,634               16,226
      Realized gains (losses) on sale of
        investments.....................                   --                   --
                                           -------------------  -------------------
          Net realized gains (losses)...            5,051,634               16,226
                                           -------------------  -------------------
      Change in unrealized gains (losses)
        on investments..................          101,946,589          101,463,947
                                           -------------------  -------------------
      Net realized and unrealized gains
        (losses) on investments.........          106,998,223          101,480,173
                                           -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $       97,157,892   $       86,614,678
                                           ===================  ===================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012



                                             MIST BLACKROCK                                                MIST CLARION GLOBAL
                                             LARGE CAP CORE         VARIABLE B            VARIABLE C           REAL ESTATE
                                           INVESTMENT DIVISION  INVESTMENT DIVISION   INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------  -------------------  --------------------  -------------------
INVESTMENT INCOME:
      Dividends..........................  $        7,474,138   $           157,852  $            14,053   $        4,832,371
                                           -------------------  -------------------  --------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges..........................           6,142,601               109,033                1,999            2,442,249
      Administrative charges.............           1,316,882                    --                   --              566,631
                                           -------------------  -------------------  --------------------  -------------------
        Total expenses...................           7,459,483               109,033                1,999            3,008,880
                                           -------------------  -------------------  --------------------  -------------------
          Net investment income (loss)...              14,655                48,819               12,054            1,823,491
                                           -------------------  -------------------  --------------------  -------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions........                  --                    --                   --                   --
      Realized gains (losses) on sale of
        investments......................         (9,073,089)             (285,497)                (606)          (6,766,692)
                                           -------------------  -------------------  --------------------  -------------------
          Net realized gains (losses)....         (9,073,089)             (285,497)                (606)          (6,766,692)
                                           -------------------  -------------------  --------------------  -------------------
      Change in unrealized gains (losses)
        on investments...................          81,735,276             1,769,469              133,279           55,338,736
                                           -------------------  -------------------  --------------------  -------------------
      Net realized and unrealized gains
        (losses) on investments..........          72,662,187             1,483,972              132,673           48,572,044
                                           -------------------  -------------------  --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations........  $       72,676,842   $         1,532,791  $           144,727   $       50,395,535
                                           ===================  ===================  ====================  ===================

                                                                    MIST HARRIS          MIST INVESCO
                                               MIST DREMAN            OAKMARK            BALANCED-RISK         MIST INVESCO
                                             SMALL CAP VALUE       INTERNATIONAL          ALLOCATION         SMALL CAP GROWTH
                                           INVESTMENT DIVISION  INVESTMENT DIVISION INVESTMENT DIVISION (b) INVESTMENT DIVISION
                                           -------------------  ------------------- ----------------------- -------------------
INVESTMENT INCOME:
      Dividends..........................  $           97,438   $        7,037,307   $           760,045    $               --
                                           -------------------  ------------------- ----------------------- -------------------
EXPENSES:
      Mortality and expense risk
        charges..........................             158,225            4,476,896               840,317               395,677
      Administrative charges.............              38,721            1,065,955               205,349                91,184
                                           -------------------  ------------------- ----------------------- -------------------
        Total expenses...................             196,946            5,542,851             1,045,666               486,861
                                           -------------------  ------------------- ----------------------- -------------------
          Net investment income (loss)...            (99,508)            1,494,456             (285,621)             (486,861)
                                           -------------------  ------------------- ----------------------- -------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions........                  --                   --             2,752,326             2,367,878
      Realized gains (losses) on sale of
        investments......................             169,514          (3,011,926)                    --               877,002
                                           -------------------  ------------------- ----------------------- -------------------
          Net realized gains (losses)....             169,514          (3,011,926)             2,752,326             3,244,880
                                           -------------------  ------------------- ----------------------- -------------------
      Change in unrealized gains (losses)
        on investments...................           1,943,111          110,752,790             3,031,605             2,993,280
                                           -------------------  ------------------- ----------------------- -------------------
      Net realized and unrealized gains
        (losses) on investments..........           2,112,625          107,740,864             5,783,931             6,238,160
                                           -------------------  ------------------- ----------------------- -------------------
      Net increase (decrease) in net assets
        resulting from operations........  $        2,013,117   $      109,235,320   $         5,498,310    $        5,751,299
                                           ===================  =================== ======================= ===================

                                                                    MIST JPMORGAN
                                                                    GLOBAL ACTIVE
                                            MIST JANUS FORTY         ALLOCATION
                                           INVESTMENT DIVISION INVESTMENT DIVISION (b)
                                           ------------------- -----------------------
INVESTMENT INCOME:
      Dividends..........................  $          872,727    $          613,856
                                           ------------------- -----------------------
EXPENSES:
      Mortality and expense risk
        charges..........................           3,822,235               535,032
      Administrative charges.............             909,835               131,996
                                           ------------------- -----------------------
        Total expenses...................           4,732,070               667,028
                                           ------------------- -----------------------
          Net investment income (loss)...         (3,859,343)              (53,172)
                                           ------------------- -----------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions........                  --             1,067,588
      Realized gains (losses) on sale of
        investments......................           4,831,657                    --
                                           ------------------- -----------------------
          Net realized gains (losses)....           4,831,657             1,067,588
                                           ------------------- -----------------------
      Change in unrealized gains (losses)
        on investments...................          67,185,414             4,304,772
                                           ------------------- -----------------------
      Net realized and unrealized gains
        (losses) on investments..........          72,017,071             5,372,360
                                           ------------------- -----------------------
      Net increase (decrease) in net assets
        resulting from operations........  $       68,157,728    $        5,319,188
                                           =================== =======================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                             MIST LEGG MASON
                                               CLEARBRIDGE      MIST LOOMIS SAYLES     MIST LORD ABBETT      MIST LORD ABBETT
                                            AGGRESSIVE GROWTH     GLOBAL MARKETS        BOND DEBENTURE         MID CAP VALUE
                                           INVESTMENT DIVISION  INVESTMENT DIVISION   INVESTMENT DIVISION INVESTMENT DIVISION (b)
                                           -------------------  -------------------  -------------------- -----------------------
INVESTMENT INCOME:
      Dividends..........................  $           67,386   $           656,644  $        22,567,611    $               --
                                           -------------------  -------------------  -------------------- -----------------------
EXPENSES:
      Mortality and expense risk
        charges..........................             962,118               283,039            3,285,448             3,123,457
      Administrative charges.............             221,646                69,502              759,692               712,812
                                           -------------------  -------------------  -------------------- -----------------------
        Total expenses...................           1,183,764               352,541            4,045,140             3,836,269
                                           -------------------  -------------------  -------------------- -----------------------
          Net investment income (loss)...         (1,116,378)               304,103           18,522,471           (3,836,269)
                                           -------------------  -------------------  -------------------- -----------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions........                  --                    --                   --                    --
      Realized gains (losses) on sale of
        investments......................           1,587,040               427,349            2,160,277             (989,154)
                                           -------------------  -------------------  -------------------- -----------------------
          Net realized gains (losses)....           1,587,040               427,349            2,160,277             (989,154)
                                           -------------------  -------------------  -------------------- -----------------------
      Change in unrealized gains (losses)
        on investments...................          13,460,409             3,035,366           13,383,268            14,947,335
                                           -------------------  -------------------  -------------------- -----------------------
      Net realized and unrealized gains
        (losses) on investments..........          15,047,449             3,462,715           15,543,545            13,958,181
                                           -------------------  -------------------  -------------------- -----------------------
      Net increase (decrease) in net assets
        resulting from operations........  $       13,931,071   $         3,766,818  $        34,066,016    $       10,121,912
                                           ===================  ===================  ==================== =======================

                                                                                    MIST MET/FRANKLIN
                                             MIST MET/EATON     MIST MET/FRANKLIN     LOW DURATION        MIST MET/FRANKLIN
                                           VANCE FLOATING RATE       INCOME           TOTAL RETURN          MUTUAL SHARES
                                           INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION   INVESTMENT DIVISION
                                           ------------------- ------------------- -------------------  --------------------
INVESTMENT INCOME:
      Dividends..........................  $          213,489  $        4,453,938  $          194,147   $           309,282
                                           ------------------- ------------------- -------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges..........................              65,614             962,743             118,445               553,206
      Administrative charges.............              16,370             226,673              28,319               135,322
                                           ------------------- ------------------- -------------------  --------------------
        Total expenses...................              81,984           1,189,416             146,764               688,528
                                           ------------------- ------------------- -------------------  --------------------
          Net investment income (loss)...             131,505           3,264,522              47,383             (379,246)
                                           ------------------- ------------------- -------------------  --------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions........              18,121           1,921,254                  --             9,398,020
      Realized gains (losses) on sale of
        investments......................              18,901             375,078              18,836             (336,790)
                                           ------------------- ------------------- -------------------  --------------------
          Net realized gains (losses)....              37,022           2,296,332              18,836             9,061,230
                                           ------------------- ------------------- -------------------  --------------------
      Change in unrealized gains (losses)
        on investments...................             202,510           3,864,031             235,611           (2,341,070)
                                           ------------------- ------------------- -------------------  --------------------
      Net realized and unrealized gains
        (losses) on investments..........             239,532           6,160,363             254,447             6,720,160
                                           ------------------- ------------------- -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations........  $          371,037  $        9,424,885  $          301,830   $         6,340,914
                                           =================== =================== ===================  ====================

                                            MIST MET/FRANKLIN
                                           TEMPLETON FOUNDING   MIST MET/TEMPLETON
                                                STRATEGY              GROWTH
                                           INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------  -------------------
INVESTMENT INCOME:
      Dividends..........................  $        2,525,949   $          384,594
                                           -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges..........................             655,374              251,114
      Administrative charges.............             156,513               60,360
                                           -------------------  -------------------
        Total expenses...................             811,887              311,474
                                           -------------------  -------------------
          Net investment income (loss)...           1,714,062               73,120
                                           -------------------  -------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions........           1,036,131              898,378
      Realized gains (losses) on sale of
        investments......................           1,095,125              326,580
                                           -------------------  -------------------
          Net realized gains (losses)....           2,131,256            1,224,958
                                           -------------------  -------------------
      Change in unrealized gains (losses)
        on investments...................           4,634,029            3,299,357
                                           -------------------  -------------------
      Net realized and unrealized gains
        (losses) on investments..........           6,765,285            4,524,315
                                           -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations........  $        8,479,347   $        4,597,435
                                           ===================  ===================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                                                                                              MIST METLIFE
                                           MIST MET/TEMPLETON      MIST METLIFE         MIST METLIFE           MULTI-INDEX
                                           INTERNATIONAL BOND   AGGRESSIVE STRATEGY     BALANCED PLUS         TARGETED RISK
                                           INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION INVESTMENT DIVISION (c)
                                           -------------------  -------------------  ------------------- -----------------------
INVESTMENT INCOME:
      Dividends.........................   $          805,070   $          781,463   $            1,340    $               --
                                           -------------------  -------------------  ------------------- -----------------------
EXPENSES:
      Mortality and expense risk
        charges.........................               82,129            1,136,845           10,762,309                 3,720
      Administrative charges............               20,362              266,923            2,697,217                   850
                                           -------------------  -------------------  ------------------- -----------------------
        Total expenses..................              102,491            1,403,768           13,459,526                 4,570
                                           -------------------  -------------------  ------------------- -----------------------
          Net investment income (loss)..              702,579            (622,305)         (13,458,186)               (4,570)
                                           -------------------  -------------------  ------------------- -----------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions.......                   --                   --                   --                    --
      Realized gains (losses) on sale of
        investments.....................             (49,304)            (642,177)                   --                    --
                                           -------------------  -------------------  ------------------- -----------------------
          Net realized gains (losses)...             (49,304)            (642,177)                   --                    --
                                           -------------------  -------------------  ------------------- -----------------------
      Change in unrealized gains (losses)
        on investments..................              311,532           16,987,540          125,203,535                57,330
                                           -------------------  -------------------  ------------------- -----------------------
      Net realized and unrealized gains
        (losses) on investments.........              262,228           16,345,363          125,203,535                57,330
                                           -------------------  -------------------  ------------------- -----------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $          964,807   $       15,723,058   $      111,745,349    $           52,760
                                           ===================  ===================  =================== =======================


                                             MIST MFS EMERGING   MIST MFS RESEARCH       MIST MLA       MIST MORGAN STANLEY
                                              MARKETS EQUITY       INTERNATIONAL          MID CAP         MID CAP GROWTH
                                            INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION
                                           -------------------- ------------------- ------------------- -------------------
INVESTMENT INCOME:
      Dividends.........................   $           348,854  $        4,507,766  $          249,130  $               --
                                           -------------------- ------------------- ------------------- -------------------
EXPENSES:
      Mortality and expense risk
        charges.........................               477,412           2,275,311             585,916           3,477,047
      Administrative charges............               118,220             559,490             137,279             733,490
                                           -------------------- ------------------- ------------------- -------------------
        Total expenses..................               595,632           2,834,801             723,195           4,210,537
                                           -------------------- ------------------- ------------------- -------------------
          Net investment income (loss)..             (246,778)           1,672,965           (474,065)         (4,210,537)
                                           -------------------- ------------------- ------------------- -------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions.......                    --                  --                  --                  --
      Realized gains (losses) on sale of
        investments.....................               218,578         (4,954,152)           (437,579)           5,317,869
                                           -------------------- ------------------- ------------------- -------------------
          Net realized gains (losses)...               218,578         (4,954,152)           (437,579)           5,317,869
                                           -------------------- ------------------- ------------------- -------------------
      Change in unrealized gains (losses)
        on investments..................             7,622,252          36,050,862           3,279,524          25,732,223
                                           -------------------- ------------------- ------------------- -------------------
      Net realized and unrealized gains
        (losses) on investments.........             7,840,830          31,096,710           2,841,945          31,050,092
                                           -------------------- ------------------- ------------------- -------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $         7,594,052  $       32,769,675  $        2,367,880  $       26,839,555
                                           ==================== =================== =================== ===================

                                               MIST PIMCO
                                           INFLATION PROTECTED      MIST PIMCO
                                                  BOND             TOTAL RETURN
                                           INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------  -------------------
INVESTMENT INCOME:
      Dividends.........................   $       20,250,149   $       37,644,090
                                           -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges.........................            6,973,912           12,305,436
      Administrative charges............            1,651,215            2,923,704
                                           -------------------  -------------------
        Total expenses..................            8,625,127           15,229,140
                                           -------------------  -------------------
          Net investment income (loss)..           11,625,022           22,414,950
                                           -------------------  -------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions.......           39,701,534                   --
      Realized gains (losses) on sale of
        investments.....................            1,988,208            4,256,169
                                           -------------------  -------------------
          Net realized gains (losses)...           41,689,742            4,256,169
                                           -------------------  -------------------
      Change in unrealized gains (losses)
        on investments..................          (3,829,156)           63,295,829
                                           -------------------  -------------------
      Net realized and unrealized gains
        (losses) on investments.........           37,860,586           67,551,998
                                           -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $       49,485,608   $       89,966,948
                                           ===================  ===================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012



                                              MIST PIONEER         MIST PYRAMIS           MIST RCM           MIST SCHRODERS
                                            STRATEGIC INCOME     GOVERNMENT INCOME       TECHNOLOGY        GLOBAL MULTI-ASSET
                                           INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION INVESTMENT DIVISION (b)
                                           -------------------  -------------------  ------------------- -----------------------
INVESTMENT INCOME:
      Dividends..........................  $        3,053,983   $           57,698   $               --    $          932,203
                                           -------------------  -------------------  ------------------- -----------------------
EXPENSES:
      Mortality and expense risk
        charges..........................             677,650            4,144,586            1,503,090               381,713
      Administrative charges.............             162,024            1,020,309              344,470                94,027
                                           -------------------  -------------------  ------------------- -----------------------
        Total expenses...................             839,674            5,164,895            1,847,560               475,740
                                           -------------------  -------------------  ------------------- -----------------------
          Net investment income (loss)...           2,214,309          (5,107,197)          (1,847,560)               456,463
                                           -------------------  -------------------  ------------------- -----------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions........             240,096              450,979           16,822,164             2,099,861
      Realized gains (losses) on sale of
        investments......................             191,695                1,250            1,268,369                    --
                                           -------------------  -------------------  ------------------- -----------------------
          Net realized gains (losses)....             431,791              452,229           18,090,533             2,099,861
                                           -------------------  -------------------  ------------------- -----------------------
      Change in unrealized gains (losses)
        on investments...................           3,393,104           11,051,029          (1,639,543)             1,345,384
                                           -------------------  -------------------  ------------------- -----------------------
      Net realized and unrealized gains
        (losses) on investments..........           3,824,895           11,503,258           16,450,990             3,445,245
                                           -------------------  -------------------  ------------------- -----------------------
      Net increase (decrease) in net assets
        resulting from operations........  $        6,039,204   $        6,396,061   $       14,603,430    $        3,901,708
                                           ===================  ===================  =================== =======================


                                            MIST SSGA GROWTH        MIST SSGA      MIST T. ROWE PRICE    MIST THIRD AVENUE
                                             AND INCOME ETF        GROWTH ETF        MID CAP GROWTH       SMALL CAP VALUE
                                           INVESTMENT DIVISION INVESTMENT DIVISION INVESTMENT DIVISION  INVESTMENT DIVISION
                                           ------------------- ------------------- -------------------  -------------------
INVESTMENT INCOME:
      Dividends..........................  $       20,796,408  $        2,096,643  $               --   $               --
                                           ------------------- ------------------- -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges..........................           8,980,543           1,113,107           3,064,589              104,724
      Administrative charges.............           2,219,604             269,432             721,899               28,662
                                           ------------------- ------------------- -------------------  -------------------
        Total expenses...................          11,200,147           1,382,539           3,786,488              133,386
                                           ------------------- ------------------- -------------------  -------------------
          Net investment income (loss)...           9,596,261             714,104         (3,786,488)            (133,386)
                                           ------------------- ------------------- -------------------  -------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions........          19,388,892           3,913,871          38,138,266                   --
      Realized gains (losses) on sale of
        investments......................           3,637,464           1,983,442           2,839,861               31,460
                                           ------------------- ------------------- -------------------  -------------------
          Net realized gains (losses)....          23,026,356           5,897,313          40,978,127               31,460
                                           ------------------- ------------------- -------------------  -------------------
      Change in unrealized gains (losses)
        on investments...................          61,370,103           6,878,957         (3,413,055)            1,819,753
                                           ------------------- ------------------- -------------------  -------------------
      Net realized and unrealized gains
        (losses) on investments..........          84,396,459          12,776,270          37,565,072            1,851,213
                                           ------------------- ------------------- -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations........  $       93,992,720  $       13,490,374  $       33,778,584   $        1,717,827
                                           =================== =================== ===================  ===================


                                           MSF BAILLIE GIFFORD MSF BARCLAYS CAPITAL
                                           INTERNATIONAL STOCK AGGREGATE BOND INDEX
                                           INVESTMENT DIVISION  INVESTMENT DIVISION
                                           ------------------- --------------------
INVESTMENT INCOME:
      Dividends..........................  $        1,952,493   $        41,354,169
                                           ------------------- --------------------
EXPENSES:
      Mortality and expense risk
        charges..........................           1,587,178            12,097,196
      Administrative charges.............             348,704             2,796,416
                                           ------------------- --------------------
        Total expenses...................           1,935,882            14,893,612
                                           ------------------- --------------------
          Net investment income (loss)...              16,611            26,460,557
                                           ------------------- --------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions........                  --                    --
      Realized gains (losses) on sale of
        investments......................         (6,791,749)             5,346,141
                                           ------------------- --------------------
          Net realized gains (losses)....         (6,791,749)             5,346,141
                                           ------------------- --------------------
      Change in unrealized gains (losses)
        on investments...................          32,422,529           (4,740,378)
                                           ------------------- --------------------
      Net realized and unrealized gains
        (losses) on investments..........          25,630,780               605,763
                                           ------------------- --------------------
      Net increase (decrease) in net assets
        resulting from operations........  $       25,647,391   $        27,066,320
                                           =================== ====================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012



                                              MSF BLACKROCK        MSF BLACKROCK        MSF BLACKROCK         MSF BLACKROCK
                                            AGGRESSIVE GROWTH       BOND INCOME          DIVERSIFIED         LARGE CAP VALUE
                                           INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION   INVESTMENT DIVISION
                                           -------------------  -------------------  -------------------   -------------------
INVESTMENT INCOME:
      Dividends..........................  $               --   $       13,278,492   $        14,741,054   $        3,105,382
                                           -------------------  -------------------  -------------------   -------------------
EXPENSES:
      Mortality and expense risk
        charges..........................           4,670,421            5,325,756             6,840,433            2,278,041
      Administrative charges.............             955,206            1,222,558             1,336,571              536,729
                                           -------------------  -------------------  -------------------   -------------------
        Total expenses...................           5,625,627            6,548,314             8,177,004            2,814,770
                                           -------------------  -------------------  -------------------   -------------------
          Net investment income (loss)...         (5,625,627)            6,730,178             6,564,050              290,612
                                           -------------------  -------------------  -------------------   -------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions........                  --            3,373,763                    --           34,915,120
      Realized gains (losses) on sale of
        investments......................          12,013,460            2,721,778             3,099,829          (3,299,841)
                                           -------------------  -------------------  -------------------   -------------------
          Net realized gains (losses)....          12,013,460            6,095,541             3,099,829           31,615,279
                                           -------------------  -------------------  -------------------   -------------------
      Change in unrealized gains (losses)
        on investments...................          35,370,149           17,177,018            57,467,217          (6,267,847)
                                           -------------------  -------------------  -------------------   -------------------
      Net realized and unrealized gains
        (losses) on investments..........          47,383,609           23,272,559            60,567,046           25,347,432
                                           -------------------  -------------------  -------------------   -------------------
      Net increase (decrease) in net assets
        resulting from operations........  $       41,757,982   $       30,002,737   $        67,131,096   $       25,638,044
                                           ===================  ===================  ===================   ===================

                                              MSF BLACKROCK
                                            LEGACY LARGE CAP        MSF BLACKROCK      MSF DAVIS VENTURE      MSF FI VALUE
                                                 GROWTH             MONEY MARKET             VALUE               LEADERS
                                           INVESTMENT DIVISION   INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------   -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends..........................  $           167,425   $               --   $        3,728,316   $          653,345
                                           -------------------   -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges..........................            1,706,780              951,215            5,836,239              654,946
      Administrative charges.............              432,932              230,714            1,408,126              162,426
                                           -------------------   -------------------  -------------------  -------------------
        Total expenses...................            2,139,712            1,181,929            7,244,365              817,372
                                           -------------------   -------------------  -------------------  -------------------
          Net investment income (loss)...          (1,972,287)          (1,181,929)          (3,516,049)            (164,027)
                                           -------------------   -------------------  -------------------  -------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions........                   --                   --                   --                   --
      Realized gains (losses) on sale of
        investments......................            3,086,608                   --            6,178,240          (2,114,623)
                                           -------------------   -------------------  -------------------  -------------------
          Net realized gains (losses)....            3,086,608                   --            6,178,240          (2,114,623)
                                           -------------------   -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments...................           18,441,634                   --           57,738,005           10,408,096
                                           -------------------   -------------------  -------------------  -------------------
      Net realized and unrealized gains
        (losses) on investments..........           21,528,242                   --           63,916,245            8,293,473
                                           -------------------   -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations........  $        19,555,955   $      (1,181,929)   $       60,400,196   $        8,129,446
                                           ===================   ===================  ===================  ===================


                                              MSF JENNISON       MSF LOOMIS SAYLES
                                                 GROWTH           SMALL CAP CORE
                                           INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------  -------------------
INVESTMENT INCOME:
      Dividends..........................  $           65,969   $                --
                                           -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges..........................           1,412,924             1,605,316
      Administrative charges.............             330,437               397,323
                                           -------------------  -------------------
        Total expenses...................           1,743,361             2,002,639
                                           -------------------  -------------------
          Net investment income (loss)...         (1,677,392)           (2,002,639)
                                           -------------------  -------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions........          16,957,762             4,007,637
      Realized gains (losses) on sale of
        investments......................             443,243             2,606,810
                                           -------------------  -------------------
          Net realized gains (losses)....          17,401,005             6,614,447
                                           -------------------  -------------------
      Change in unrealized gains (losses)
        on investments...................         (6,078,481)            14,438,005
                                           -------------------  -------------------
      Net realized and unrealized gains
        (losses) on investments..........          11,322,524            21,052,452
                                           -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations........  $        9,645,132   $        19,049,813
                                           ===================  ===================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                                                                    MSF MET/DIMENSIONAL      MSF METLIFE
                                            MSF LOOMIS SAYLES    MSF MET/ARTISAN    INTERNATIONAL SMALL     CONSERVATIVE
                                            SMALL CAP GROWTH      MID CAP VALUE           COMPANY            ALLOCATION
                                           INVESTMENT DIVISION INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                          -------------------- -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends.........................  $                --  $         1,928,404  $            99,354  $        17,446,396
                                          -------------------- -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges.........................              466,565            2,224,238               47,004            5,892,818
      Administrative charges............              105,258              518,483               11,507            1,388,030
                                          -------------------- -------------------  -------------------  -------------------
        Total expenses..................              571,823            2,742,721               58,511            7,280,848
                                          -------------------- -------------------  -------------------  -------------------
          Net investment income (loss)..            (571,823)            (814,317)               40,843           10,165,548
                                          -------------------- -------------------  -------------------  -------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions.......                   --                   --              422,174           14,432,530
      Realized gains (losses) on sale of
        investments.....................            1,379,303          (3,945,332)             (63,045)            2,500,628
                                          -------------------- -------------------  -------------------  -------------------
          Net realized gains (losses)...            1,379,303          (3,945,332)              359,129           16,933,158
                                          -------------------- -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments..................            3,377,539           25,829,066              309,208           14,328,509
                                          -------------------- -------------------  -------------------  -------------------
      Net realized and unrealized gains
        (losses) on investments.........            4,756,842           21,883,734              668,337           31,261,667
                                          -------------------- -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $         4,185,019  $        21,069,417  $           709,180  $        41,427,215
                                          ==================== ===================  ===================  ===================

                                              MSF METLIFE                                                    MSF METLIFE
                                            CONSERVATIVE TO        MSF METLIFE          MSF METLIFE          MODERATE TO
                                          MODERATE ALLOCATION  MID CAP STOCK INDEX  MODERATE ALLOCATION AGGRESSIVE ALLOCATION
                                          INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                          -------------------  -------------------  ------------------- ---------------------
INVESTMENT INCOME:
      Dividends.........................  $       39,733,359   $        3,444,979   $       88,637,036   $       30,986,144
                                          -------------------  -------------------  ------------------- ---------------------
EXPENSES:
      Mortality and expense risk
        charges.........................          14,389,975            4,224,568           39,613,964           16,848,918
      Administrative charges............           3,424,210              972,398            9,551,413            3,991,491
                                          -------------------  -------------------  ------------------- ---------------------
        Total expenses..................          17,814,185            5,196,966           49,165,377           20,840,409
                                          -------------------  -------------------  ------------------- ---------------------
          Net investment income (loss)..          21,919,174          (1,751,987)           39,471,659           10,145,735
                                          -------------------  -------------------  ------------------- ---------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions.......           4,282,243           17,271,833                   --                   --
      Realized gains (losses) on sale of
        investments.....................           8,351,957            4,932,921           16,872,995            4,305,789
                                          -------------------  -------------------  ------------------- ---------------------
          Net realized gains (losses)...          12,634,200           22,204,754           16,872,995            4,305,789
                                          -------------------  -------------------  ------------------- ---------------------
      Change in unrealized gains (losses)
        on investments..................          96,305,018           39,972,595          364,883,546          193,493,795
                                          -------------------  -------------------  ------------------- ---------------------
      Net realized and unrealized gains
        (losses) on investments.........         108,939,218           62,177,349          381,756,541          197,799,584
                                          -------------------  -------------------  ------------------- ---------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $      130,858,392   $       60,425,362   $      421,228,200   $      207,945,319
                                          ===================  ===================  =================== =====================


                                              MSF METLIFE         MSF MFS TOTAL
                                              STOCK INDEX            RETURN
                                          INVESTMENT DIVISION  INVESTMENT DIVISION
                                          -------------------  -------------------
INVESTMENT INCOME:
      Dividends.........................  $       44,797,401   $        3,841,350
                                          -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges.........................          27,218,739            1,349,714
      Administrative charges............           5,874,854              359,351
                                          -------------------  -------------------
        Total expenses..................          33,093,593            1,709,065
                                          -------------------  -------------------
          Net investment income (loss)..          11,703,808            2,132,285
                                          -------------------  -------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions.......          19,058,670                   --
      Realized gains (losses) on sale of
        investments.....................          25,708,796               58,717
                                          -------------------  -------------------
          Net realized gains (losses)...          44,767,466               58,717
                                          -------------------  -------------------
      Change in unrealized gains (losses)
        on investments..................         291,800,764           11,139,859
                                          -------------------  -------------------
      Net realized and unrealized gains
        (losses) on investments.........         336,568,230           11,198,576
                                          -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $      348,272,038   $       13,330,861
                                          ===================  ===================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012



                                                                     MSF MSCI           MSF NEUBERGER       MSF OPPENHEIMER
                                              MSF MFS VALUE         EAFE INDEX         BERMAN GENESIS        GLOBAL EQUITY
                                           INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends..........................  $        5,235,647   $       13,209,025   $          696,624   $        3,230,890
                                           -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges..........................           2,991,911            4,727,623            2,719,485            2,159,967
      Administrative charges.............             673,756            1,091,128              600,906              480,330
                                           -------------------  -------------------  -------------------  -------------------
        Total expenses...................           3,665,667            5,818,751            3,320,391            2,640,297
                                           -------------------  -------------------  -------------------  -------------------
          Net investment income (loss)...           1,569,980            7,390,274          (2,623,767)              590,593
                                           -------------------  -------------------  -------------------  -------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions........           4,025,019                   --                   --                   --
      Realized gains (losses) on sale of
        investments......................           1,641,232          (2,119,320)          (7,774,684)            2,956,134
                                           -------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)....           5,666,251          (2,119,320)          (7,774,684)            2,956,134
                                           -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments...................          32,844,990           66,509,457           31,782,193           34,846,367
                                           -------------------  -------------------  -------------------  -------------------
      Net realized and unrealized gains
        (losses) on investments..........          38,511,241           64,390,137           24,007,509           37,802,501
                                           -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations........  $       40,081,221   $       71,780,411   $       21,383,742   $       38,393,094
                                           ===================  ===================  ===================  ===================


                                            MSF RUSSELL 2000     MSF T. ROWE PRICE    MSF T. ROWE PRICE   MSF VAN ECK GLOBAL
                                                  INDEX          LARGE CAP GROWTH     SMALL CAP GROWTH     NATURAL RESOURCES
                                           INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends..........................  $        2,725,278   $          113,876   $               --   $               --
                                           -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges..........................           2,723,884            2,030,600            2,889,564              402,462
      Administrative charges.............             616,464              432,961              638,194               99,649
                                           -------------------  -------------------  -------------------  -------------------
        Total expenses...................           3,340,348            2,463,561            3,527,758              502,111
                                           -------------------  -------------------  -------------------  -------------------
          Net investment income (loss)...           (615,070)          (2,349,685)          (3,527,758)            (502,111)
                                           -------------------  -------------------  -------------------  -------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions........                  --                   --           28,332,128            2,745,329
      Realized gains (losses) on sale of
        investments......................           4,517,799            7,734,292            7,911,997            (537,853)
                                           -------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)....           4,517,799            7,734,292           36,244,125            2,207,476
                                           -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments...................          32,651,591           24,747,725            5,484,801            (930,623)
                                           -------------------  -------------------  -------------------  -------------------
      Net realized and unrealized gains
        (losses) on investments..........          37,169,390           32,482,017           41,728,926            1,276,853
                                           -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations........  $       36,554,320   $       30,132,332   $       38,201,168   $          774,742
                                           ===================  ===================  ===================  ===================

                                             MSF WESTERN ASSET    MSF WESTERN ASSET
                                           MANAGEMENT STRATEGIC      MANAGEMENT
                                            BOND OPPORTUNITIES     U.S. GOVERNMENT
                                            INVESTMENT DIVISION  INVESTMENT DIVISION
                                           -------------------- --------------------
INVESTMENT INCOME:
      Dividends..........................  $        8,874,403   $         4,534,879
                                           -------------------- --------------------
EXPENSES:
      Mortality and expense risk
        charges..........................           2,665,712             2,456,321
      Administrative charges.............             619,389               577,209
                                           -------------------- --------------------
        Total expenses...................           3,285,101             3,033,530
                                           -------------------- --------------------
          Net investment income (loss)...           5,589,302             1,501,349
                                           -------------------- --------------------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions........                  --                    --
      Realized gains (losses) on sale of
        investments......................           3,195,133               350,010
                                           -------------------- --------------------
          Net realized gains (losses)....           3,195,133               350,010
                                           -------------------- --------------------
      Change in unrealized gains (losses)
        on investments...................          15,183,806             2,356,488
                                           -------------------- --------------------
      Net realized and unrealized gains
        (losses) on investments..........          18,378,939             2,706,498
                                           -------------------- --------------------
      Net increase (decrease) in net assets
        resulting from operations........  $       23,968,241   $         4,207,847
                                           ==================== ====================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONCLUDED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                                                                                                MSF ZENITH EQUITY
                                                                                                               INVESTMENT DIVISION
                                                                                                              --------------------
INVESTMENT INCOME:
      Dividends.............................................................................................  $           621,766
                                                                                                              --------------------
EXPENSES:
      Mortality and expense risk
        charges.............................................................................................              642,700
      Administrative charges................................................................................              270,615
                                                                                                              --------------------
        Total expenses......................................................................................              913,315
                                                                                                              --------------------
          Net investment income (loss)......................................................................            (291,549)
                                                                                                              --------------------
NET REALIZED AND CHANGE IN UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions...........................................................................                   --
      Realized gains (losses) on sale of
        investments.........................................................................................          (1,334,514)
                                                                                                              --------------------
          Net realized gains (losses).......................................................................          (1,334,514)
                                                                                                              --------------------
      Change in unrealized gains (losses)
        on investments......................................................................................            9,621,752
                                                                                                              --------------------
      Net realized and change in unrealized gains
        (losses) on investments.............................................................................            8,287,238
                                                                                                              --------------------
      Net increase (decrease) in net assets
        resulting from operations...........................................................................  $         7,995,689
                                                                                                              ====================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

This page is intentionally left blank.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
                     STATEMENTS OF CHANGES IN NET ASSETS
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                                                     AMERICAN FUNDS GLOBAL
                                    AMERICAN FUNDS BOND              SMALL CAPITALIZATION              AMERICAN FUNDS GROWTH
                                    INVESTMENT DIVISION               INVESTMENT DIVISION               INVESTMENT DIVISION
                             --------------------------------- --------------------------------- --------------------------------
                                   2012             2011             2012             2011            2012              2011
                             ---------------  ----------------  ---------------  --------------- ---------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $     1,226,740  $      1,912,904  $     (661,800)  $     (722,693) $   (6,647,266)  $   (8,942,002)
   Net realized gains
     (losses)...............         266,155         (481,200)      (6,163,348)      (1,937,100)      14,472,720        8,178,841
   Change in unrealized
     gains (losses) on
     investments............       3,480,606         4,732,695       84,682,889    (121,022,693)     139,843,502     (55,277,508)
                             ---------------  ----------------  ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......       4,973,501         6,164,399       77,857,741    (123,682,486)     147,668,956     (56,040,669)
                             ---------------  ----------------  ---------------  --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................       4,128,914         4,605,981       22,634,426       38,959,482      36,424,834       39,620,489
   Net transfers (including
     fixed account).........         572,372       (9,468,083)     (33,916,026)     (14,713,325)    (54,560,994)     (45,406,318)
   Contract charges.........       (457,829)         (463,334)      (2,140,070)      (1,922,053)     (2,793,517)      (2,746,185)
   Transfers for contract
     benefits and
     terminations...........    (13,061,612)      (13,214,005)     (41,100,071)     (47,884,031)    (91,544,498)     (96,681,685)
                             ---------------  ----------------  ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........     (8,818,155)      (18,539,441)     (54,521,741)     (25,559,927)   (112,474,175)    (105,213,699)
                             ---------------  ----------------  ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets........     (3,844,654)      (12,375,042)       23,336,000    (149,242,413)      35,194,781    (161,254,368)
NET ASSETS:
   Beginning of year........     132,354,078       144,729,120      488,925,353      638,167,766     943,068,284    1,104,322,652
                             ---------------  ----------------  ---------------  --------------- ---------------  ---------------
   End of year.............. $   128,509,424  $    132,354,078  $   512,261,353  $   488,925,353 $   978,263,065  $   943,068,284
                             ===============  ================  ===============  =============== ===============  ===============


                               AMERICAN FUNDS GROWTH-INCOME         CALVERT VP SRI BALANCED       CALVERT VP SRI MID CAP GROWTH
                                    INVESTMENT DIVISION               INVESTMENT DIVISION              INVESTMENT DIVISION
                             --------------------------------- -------------------------------- --------------------------------
                                   2012             2011            2012              2011            2012             2011
                             ---------------  ---------------- ---------------  --------------- ---------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $     1,005,734  $        680,250 $        27,291  $        74,111 $     (112,828)  $     (115,821)
   Net realized gains
     (losses)...............       5,144,694         (497,604)         104,232        (290,776)       1,845,407        1,397,230
   Change in unrealized
     gains (losses) on
     investments............      99,450,526      (23,849,987)       4,434,485        1,902,701        (35,037)      (1,100,516)
                             ---------------  ---------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......     105,600,954      (23,667,341)       4,566,008        1,686,036       1,697,542          180,893
                             ---------------  ---------------- ---------------  --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................      30,083,901        52,889,395       2,678,906        2,864,634         686,328          642,249
   Net transfers (including
     fixed account).........    (27,967,310)      (10,212,170)       (512,039)      (1,098,691)        (33,010)          390,259
   Contract charges.........     (2,697,155)       (2,239,908)        (17,135)         (14,863)         (1,604)          (1,911)
   Transfers for contract
     benefits and
     terminations...........    (66,433,364)      (65,594,062)     (4,972,222)      (4,400,030)     (1,306,442)      (2,147,199)
                             ---------------  ---------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........    (67,013,928)      (25,156,745)     (2,822,490)      (2,648,950)       (654,728)      (1,116,602)
                             ---------------  ---------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets........      38,587,026      (48,824,086)       1,743,518        (962,914)       1,042,814        (935,709)
NET ASSETS:
   Beginning of year........     689,767,422       738,591,508      49,903,373       50,866,287      11,298,697       12,234,406
                             ---------------  ---------------- ---------------  --------------- ---------------  ---------------
   End of year.............. $   728,354,448  $    689,767,422 $    51,646,891  $    49,903,373 $    12,341,511  $    11,298,697
                             ===============  ================ ===============  =============== ===============  ===============


                               FIDELITY VIP EQUITY-INCOME
                                   INVESTMENT DIVISION
                             --------------------------------
                                  2012             2011
                             ---------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $     1,662,249  $     1,141,342
   Net realized gains
     (losses)...............       4,003,454      (2,749,961)
   Change in unrealized
     gains (losses) on
     investments............       6,399,620        1,511,658
                             ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......      12,065,323         (96,961)
                             ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................       2,046,429        2,401,575
   Net transfers (including
     fixed account).........     (1,584,690)      (1,577,272)
   Contract charges.........        (17,945)         (20,303)
   Transfers for contract
     benefits and
     terminations...........     (8,699,641)     (14,171,358)
                             ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........     (8,255,847)     (13,367,358)
                             ---------------  ---------------
     Net increase (decrease)
       in net assets........       3,809,476     (13,464,319)
NET ASSETS:
   Beginning of year........      78,185,094       91,649,413
                             ---------------  ---------------
   End of year.............. $    81,994,570  $    78,185,094
                             ===============  ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                                FIDELITY VIP
                                              FUNDSMANAGER 50%     FIDELITY VIP FUNDSMANAGER 60%         FIDELITY VIP GROWTH
                                             INVESTMENT DIVISION        INVESTMENT DIVISION              INVESTMENT DIVISION
                                             ------------------- -------------------------------- --------------------------------
                                                  2012 (a)             2012             2011            2012             2011
                                              ---------------    ---------------  --------------- ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).............  $       242,407    $   (1,108,597)  $      (79,777) $     (292,557)  $     (517,744)
   Net realized gains (losses)..............           73,771          1,541,458          557,081         486,197        (518,647)
   Change in unrealized gains (losses) on
     investments............................         (62,811)         20,145,096      (7,937,164)       9,885,221          505,122
                                              ---------------    ---------------  --------------- ---------------  ---------------
     Net increase (decrease) in net assets
       resulting from operations............          253,367         20,577,957      (7,459,860)      10,078,861        (531,269)
                                              ---------------    ---------------  --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received from contract
     owners.................................          105,071            109,981          556,880       2,385,678        2,599,413
   Net transfers (including fixed account)..       28,032,757         54,494,212      110,365,710     (2,251,319)      (2,458,152)
   Contract charges.........................               --                 --               --         (3,356)          (4,018)
   Transfers for contract benefits and
     terminations...........................         (76,022)       (13,376,586)      (4,893,840)     (7,160,185)     (14,018,654)
                                              ---------------    ---------------  --------------- ---------------  ---------------
     Net increase (decrease) in net assets
       resulting from contract transactions.       28,061,806         41,227,607      106,028,750     (7,029,182)     (13,881,411)
                                              ---------------    ---------------  --------------- ---------------  ---------------
     Net increase (decrease) in net assets..       28,315,173         61,805,564       98,568,890       3,049,679     (14,412,680)
NET ASSETS:
   Beginning of year........................               --        198,202,397       99,633,507      74,754,203       89,166,883
                                              ---------------    ---------------  --------------- ---------------  ---------------
   End of year..............................  $    28,315,173    $   260,007,961  $   198,202,397 $    77,803,882  $    74,754,203
                                              ===============    ===============  =============== ===============  ===============


                                             FIDELITY VIP INVESTMENT GRADE BOND    FIDELITY VIP MONEY MARKET
                                                     INVESTMENT DIVISION              INVESTMENT DIVISION
                                             ---------------------------------- --------------------------------
                                                    2012             2011            2012             2011
                                              ---------------  ---------------- ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).............  $       305,644   $       478,696 $     (125,112)  $     (162,831)
   Net realized gains (losses)..............          695,555           716,735              --               --
   Change in unrealized gains (losses) on
     investments............................           38,191           124,265              --               --
                                              ---------------  ---------------- ---------------  ---------------
     Net increase (decrease) in net assets
       resulting from operations............        1,039,390         1,319,696       (125,112)        (162,831)
                                              ---------------  ---------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received from contract
     owners.................................        1,626,125         1,569,362      82,242,105      112,128,554
   Net transfers (including fixed account)..           15,385            17,672    (84,085,005)    (109,363,322)
   Contract charges.........................          (1,171)           (1,524)              --               --
   Transfers for contract benefits and
     terminations...........................      (1,800,199)       (3,661,147)     (1,475,274)      (2,686,183)
                                              ---------------  ---------------- ---------------  ---------------
     Net increase (decrease) in net assets
       resulting from contract transactions.        (159,860)       (2,075,637)     (3,318,174)           79,049
                                              ---------------  ---------------- ---------------  ---------------
     Net increase (decrease) in net assets..          879,530         (755,941)     (3,443,286)         (83,782)
NET ASSETS:
   Beginning of year........................       21,398,778        22,154,719      12,168,038       12,251,820
                                              ---------------  ---------------- ---------------  ---------------
   End of year..............................  $    22,278,308   $    21,398,778 $     8,724,752  $    12,168,038
                                              ===============  ================ ===============  ===============

                                              MIST ALLIANCEBERNSTEIN GLOBAL          MIST AMERICAN FUNDS
                                                   DYNAMIC ALLOCATION                BALANCED ALLOCATION
                                                   INVESTMENT DIVISION               INVESTMENT DIVISION
                                             -------------------------------- --------------------------------
                                                   2012           2011 (b)          2012             2011
                                             ---------------  --------------- ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)............. $   (9,844,946)  $       335,670 $     2,751,307  $      (45,493)
   Net realized gains (losses)..............          16,141        2,726,233      12,154,078        2,539,215
   Change in unrealized gains (losses) on
     investments............................      77,778,755        2,398,335      59,750,875     (26,212,914)
                                             ---------------  --------------- ---------------  ---------------
     Net increase (decrease) in net assets
       resulting from operations............      67,949,950        5,460,238      74,656,260     (23,719,192)
                                             ---------------  --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received from contract
     owners.................................     483,567,379      413,385,545      33,549,363      110,824,096
   Net transfers (including fixed account)..     160,408,963       62,687,480     (8,794,522)       19,902,322
   Contract charges.........................     (7,597,854)               --     (6,379,077)      (4,833,472)
   Transfers for contract benefits and
     terminations...........................    (18,126,672)      (1,741,537)    (28,341,447)     (23,073,710)
                                             ---------------  --------------- ---------------  ---------------
     Net increase (decrease) in net assets
       resulting from contract transactions.     618,251,816      474,331,488     (9,965,683)      102,819,236
                                             ---------------  --------------- ---------------  ---------------
     Net increase (decrease) in net assets..     686,201,766      479,791,726      64,690,577       79,100,044
NET ASSETS:
   Beginning of year........................     479,791,726               --     618,948,646      539,848,602
                                             ---------------  --------------- ---------------  ---------------
   End of year.............................. $ 1,165,993,492  $   479,791,726 $   683,639,223  $   618,948,646
                                             ===============  =============== ===============  ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                                                     MIST AMERICAN FUNDS
                                 MIST AMERICAN FUNDS BOND             GROWTH ALLOCATION           MIST AMERICAN FUNDS GROWTH
                                    INVESTMENT DIVISION              INVESTMENT DIVISION              INVESTMENT DIVISION
                             -------------------------------- -------------------------------- --------------------------------
                                   2012             2011            2012             2011            2012             2011
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $     1,082,936  $       642,517 $     (292,967)  $     (580,718) $   (2,830,545)  $   (2,310,704)
   Net realized gains
     (losses)...............         837,862          294,003       6,444,719        7,429,105       3,554,363          291,118
   Change in unrealized
     gains (losses) on
     investments............       1,074,290        2,430,315      37,485,893     (26,279,387)      42,616,835     (15,352,098)
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......       2,995,088        3,366,835      43,637,645     (19,431,000)      43,340,653     (17,371,684)
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................       6,824,359       17,470,892      16,703,442       22,562,960      22,040,789       68,751,380
   Net transfers (including
     fixed account).........       4,697,478          893,819    (11,618,323)     (14,464,295)    (11,167,666)       26,166,684
   Contract charges.........       (858,233)        (625,233)     (2,628,508)      (2,458,404)     (2,850,873)      (1,871,942)
   Transfers for contract
     benefits and
     terminations...........     (4,173,223)      (3,193,810)    (16,310,347)     (15,077,691)    (11,138,814)      (7,621,585)
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........       6,490,381       14,545,668    (13,853,736)      (9,437,430)     (3,116,564)       85,424,537
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets........       9,485,469       17,912,503      29,783,909     (28,868,430)      40,224,089       68,052,853
NET ASSETS:
   Beginning of year........      79,806,796       61,894,293     303,484,652      332,353,082     269,245,330      201,192,477
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
   End of year.............. $    89,292,265  $    79,806,796 $   333,268,561  $   303,484,652 $   309,469,419  $   269,245,330
                             ===============  =============== ===============  =============== ===============  ===============

                                    MIST AMERICAN FUNDS                                                MIST BLACKROCK
                                    MODERATE ALLOCATION        MIST AQR GLOBAL RISK BALANCED     GLOBAL TACTICAL STRATEGIES
                                    INVESTMENT DIVISION             INVESTMENT DIVISION              INVESTMENT DIVISION
                             -------------------------------- -------------------------------- --------------------------------
                                   2012             2011           2012           2011 (b)          2012           2011 (b)
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $     6,858,255  $     2,292,257 $   (9,840,331)  $     6,134,076 $  (14,865,495)  $     2,136,468
   Net realized gains
     (losses)...............      19,300,150        6,758,545       5,051,634        1,769,075          16,226        5,360,049
   Change in unrealized
     gains (losses) on
     investments............      54,196,167     (19,966,753)     101,946,589        5,327,552     101,463,947      (6,803,039)
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......      80,354,572     (10,915,951)      97,157,892       13,230,703      86,614,678          693,478
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................      38,958,844      128,104,989     778,030,594      512,377,832     665,601,215      629,143,144
   Net transfers (including
     fixed account).........    (13,050,873)       20,511,116     299,538,879       75,719,475     176,709,034       82,864,472
   Contract charges.........     (8,554,742)      (6,918,596)     (9,908,882)               --    (10,860,800)               --
   Transfers for contract
     benefits and
     terminations...........    (46,203,829)     (36,334,226)    (26,670,573)      (2,160,152)    (24,646,275)      (2,938,000)
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........    (28,850,600)      105,363,283   1,040,990,018      585,937,155     806,803,174      709,069,616
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets........      51,503,972       94,447,332   1,138,147,910      599,167,858     893,417,852      709,763,094
NET ASSETS:
   Beginning of year........     857,229,344      762,782,012     599,167,858               --     709,763,094               --
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
   End of year.............. $   908,733,316  $   857,229,344 $ 1,737,315,768  $   599,167,858 $ 1,603,180,946  $   709,763,094
                             ===============  =============== ===============  =============== ===============  ===============


                               MIST BLACKROCK LARGE CAP CORE
                                    INVESTMENT DIVISION
                             --------------------------------
                                   2012             2011
                             ---------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $        14,655  $     (454,121)
   Net realized gains
     (losses)...............     (9,073,089)     (15,466,300)
   Change in unrealized
     gains (losses) on
     investments............      81,735,276       12,686,156
                             ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......      72,676,842      (3,234,265)
                             ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................      16,618,121       25,161,138
   Net transfers (including
     fixed account).........    (19,633,032)      (6,231,167)
   Contract charges.........       (686,182)        (464,397)
   Transfers for contract
     benefits and
     terminations...........    (60,065,049)     (64,881,338)
                             ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........    (63,766,142)     (46,415,764)
                             ---------------  ---------------
     Net increase (decrease)
       in net assets........       8,910,700     (49,650,029)
NET ASSETS:
   Beginning of year........     607,789,646      657,439,675
                             ---------------  ---------------
   End of year.............. $   616,700,346  $   607,789,646
                             ===============  ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011




                                        VARIABLE B                       VARIABLE C             MIST CLARION GLOBAL REAL ESTATE
                                    INVESTMENT DIVISION              INVESTMENT DIVISION              INVESTMENT DIVISION
                             -------------------------------- --------------------------------- --------------------------------
                                   2012             2011            2012             2011            2012             2011
                             ---------------  --------------- ---------------- ---------------- ---------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $        48,819  $        30,420  $        12,054  $        10,413 $     1,823,491  $     5,894,357
   Net realized gains
     (losses)...............       (285,497)        (458,462)            (606)          (3,391)     (6,766,692)      (5,517,197)
   Change in unrealized
     gains (losses) on
     investments............       1,769,469          358,894          133,279          (3,100)      55,338,736     (15,609,550)
                             ---------------  --------------- ---------------- ---------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......       1,532,791         (69,148)          144,727            3,922      50,395,535     (15,232,390)
                             ---------------  --------------- ---------------- ---------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................           2,946            1,076               --               --      10,605,785       16,058,809
   Net transfers (including
     fixed account).........              --               --               --               --     (8,764,482)        2,947,656
   Contract charges.........              --               --               --               --       (972,403)        (792,701)
   Transfers for contract
     benefits and
     terminations...........     (1,616,416)      (1,703,485)          (1,890)         (15,916)    (19,748,632)     (17,651,756)
                             ---------------  --------------- ---------------- ---------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........     (1,613,470)      (1,702,409)          (1,890)         (15,916)    (18,879,732)          562,008
                             ---------------  --------------- ---------------- ---------------- ---------------  ---------------
     Net increase (decrease)
       in net assets........        (80,679)      (1,771,557)          142,837         (11,994)      31,515,803     (14,670,382)
NET ASSETS:
   Beginning of year........      12,494,159       14,265,716        1,080,417        1,092,411     213,895,843      228,566,225
                             ---------------  --------------- ---------------- ---------------- ---------------  ---------------
   End of year.............. $    12,413,480  $    12,494,159  $     1,223,254  $     1,080,417 $   245,411,646  $   213,895,843
                             ===============  =============== ================ ================ ===============  ===============

                                                                                                   MIST INVESCO
                                                                                                   BALANCED-RISK
                                MIST DREMAN SMALL CAP VALUE   MIST HARRIS OAKMARK INTERNATIONAL     ALLOCATION
                                    INVESTMENT DIVISION              INVESTMENT DIVISION        INVESTMENT DIVISION
                             -------------------------------- --------------------------------- -------------------
                                   2012             2011            2012             2011            2012 (c)
                             ---------------  --------------- ----------------  ---------------   ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $      (99,508)  $        17,128 $      1,494,456  $   (5,513,695)   $     (285,621)
   Net realized gains
     (losses)...............         169,514           67,004      (3,011,926)      (2,755,023)         2,752,326
   Change in unrealized
     gains (losses) on
     investments............       1,943,111      (1,567,033)      110,752,790     (62,286,695)         3,031,605
                             ---------------  --------------- ----------------  ---------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......       2,013,117      (1,482,901)      109,235,320     (70,555,413)         5,498,310
                             ---------------  --------------- ----------------  ---------------   ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................       1,134,527        3,849,328       25,860,661       52,450,196       172,718,002
   Net transfers (including
     fixed account).........       (215,121)        2,394,616     (29,468,662)       30,416,989        86,599,927
   Contract charges.........       (144,438)         (87,391)      (2,390,120)      (1,799,747)         (281,918)
   Transfers for contract
     benefits and
     terminations...........       (495,656)        (282,895)     (29,633,134)     (29,822,147)       (1,963,230)
                             ---------------  --------------- ----------------  ---------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........         279,312        5,873,658     (35,631,255)       51,245,291       257,072,781
                             ---------------  --------------- ----------------  ---------------   ---------------
     Net increase (decrease)
       in net assets........       2,292,429        4,390,757       73,604,065     (19,310,122)       262,571,091
NET ASSETS:
   Beginning of year........      14,113,642        9,722,885      402,888,469      422,198,591                --
                             ---------------  --------------- ----------------  ---------------   ---------------
   End of year.............. $    16,406,071  $    14,113,642 $    476,492,534  $   402,888,469   $   262,571,091
                             ===============  =============== ================  ===============   ===============



                              MIST INVESCO SMALL CAP GROWTH
                                   INVESTMENT DIVISION
                             --------------------------------
                                   2012             2011
                             ---------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $     (486,861)  $     (482,055)
   Net realized gains
     (losses)...............       3,244,880          912,044
   Change in unrealized
     gains (losses) on
     investments............       2,993,280      (1,491,318)
                             ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......       5,751,299      (1,061,329)
                             ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................       1,872,613        3,144,653
   Net transfers (including
     fixed account).........     (1,888,576)        1,935,017
   Contract charges.........       (152,815)        (124,306)
   Transfers for contract
     benefits and
     terminations...........     (2,846,640)      (3,198,790)
                             ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........     (3,015,418)        1,756,574
                             ---------------  ---------------
     Net increase (decrease)
       in net assets........       2,735,881          695,245
NET ASSETS:
   Beginning of year........      35,466,935       34,771,690
                             ---------------  ---------------
   End of year.............. $    38,202,816  $    35,466,935
                             ===============  ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                                                                  MIST JPMORGAN
                                                                                  GLOBAL ACTIVE             MIST LEGG MASON
                                                      MIST JANUS FORTY             ALLOCATION        CLEARBRIDGE AGGRESSIVE GROWTH
                                                     INVESTMENT DIVISION       INVESTMENT DIVISION        INVESTMENT DIVISION
                                              -------------------------------- ------------------- ---------------------------------
                                                    2012             2011           2012 (c)             2012              2011
                                              ---------------  ---------------  ----------------   ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).............. $   (3,859,343)  $     1,448,208  $       (53,172)    $   (1,116,378)  $     (775,154)
   Net realized gains (losses)...............       4,831,657        1,694,032         1,067,588          1,587,040           90,545
   Change in unrealized gains (losses) on
     investments.............................      67,185,414     (34,037,911)         4,304,772         13,460,409      (2,134,269)
                                              ---------------  ---------------  ----------------   ----------------  ---------------
     Net increase (decrease) in net assets
       resulting from operations.............      68,157,728     (30,895,671)         5,319,188         13,931,071      (2,818,878)
                                              ---------------  ---------------  ----------------   ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received from contract
     owners..................................      21,578,155       36,842,239       126,473,886          4,924,914       10,021,380
   Net transfers (including fixed account)...    (12,068,102)     (36,925,469)        47,381,333            139,039       49,368,964
   Contract charges..........................     (2,455,964)      (2,013,612)         (118,033)          (488,394)        (231,580)
   Transfers for contract benefits and
     terminations............................    (22,291,894)     (20,987,743)       (1,142,254)        (6,433,723)      (4,703,187)
                                              ---------------  ---------------  ----------------   ----------------  ---------------
     Net increase (decrease) in net assets
       resulting from contract transactions..    (15,237,805)     (23,084,585)       172,594,932        (1,858,164)       54,455,577
                                              ---------------  ---------------  ----------------   ----------------  ---------------
     Net increase (decrease) in net assets...      52,919,923     (53,980,256)       177,914,120         12,072,907       51,636,699
NET ASSETS:
   Beginning of year.........................     326,899,919      380,880,175                --         81,432,355       29,795,656
                                              ---------------  ---------------  ----------------   ----------------  ---------------
   End of year............................... $   379,819,842  $   326,899,919  $    177,914,120    $    93,505,262  $    81,432,355
                                              ===============  ===============  ================   ================  ===============



                                              MIST LOOMIS SAYLES GLOBAL MARKETS  MIST LORD ABBETT BOND DEBENTURE
                                                     INVESTMENT DIVISION               INVESTMENT DIVISION
                                              --------------------------------- ---------------------------------
                                                    2012             2011             2012             2011
                                              ---------------   --------------- ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).............. $       304,103   $       198,036 $    18,522,471  $     14,403,608
   Net realized gains (losses)...............         427,349           143,095       2,160,277         2,290,866
   Change in unrealized gains (losses) on
     investments.............................       3,035,366       (1,279,325)      13,383,268       (7,309,571)
                                              ---------------   --------------- ---------------  ----------------
     Net increase (decrease) in net assets
       resulting from operations.............       3,766,818         (938,194)      34,066,016         9,384,903
                                              ---------------   --------------- ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received from contract
     owners..................................       1,840,684         7,582,991      16,076,934        21,104,651
   Net transfers (including fixed account)...         522,506         4,747,575       3,057,413         2,409,217
   Contract charges..........................       (277,738)         (150,503)     (1,268,476)       (1,026,357)
   Transfers for contract benefits and
     terminations............................     (1,042,810)         (944,464)    (30,645,978)      (27,440,537)
                                              ---------------   --------------- ---------------  ----------------
     Net increase (decrease) in net assets
       resulting from contract transactions..       1,042,642        11,235,599    (12,780,107)       (4,953,026)
                                              ---------------   --------------- ---------------  ----------------
     Net increase (decrease) in net assets...       4,809,460        10,297,405      21,285,909         4,431,877
NET ASSETS:
   Beginning of year.........................      23,690,465        13,393,060     299,293,863       294,861,986
                                              ---------------   --------------- ---------------  ----------------
   End of year............................... $    28,499,925   $    23,690,465 $   320,579,772  $    299,293,863
                                              ===============   =============== ===============  ================


                                               MIST LORD ABBETT
                                                 MID CAP VALUE    MIST MET/EATON VANCE FLOATING RATE
                                              INVESTMENT DIVISION         INVESTMENT DIVISION
                                              ------------------- ----------------------------------
                                                   2012 (c)              2012              2011
                                               ----------------     ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)..............   $   (3,836,269)     $       131,505  $        41,480
   Net realized gains (losses)...............         (989,154)              37,022              454
   Change in unrealized gains (losses) on
     investments.............................        14,947,335             202,510         (46,618)
                                               ----------------     ---------------  ---------------
     Net increase (decrease) in net assets
       resulting from operations.............        10,121,912             371,037          (4,684)
                                               ----------------     ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received from contract
     owners..................................        10,440,934           1,186,665        1,709,307
   Net transfers (including fixed account)...       459,350,812             143,024        3,394,688
   Contract charges..........................       (1,081,365)            (42,201)         (22,023)
   Transfers for contract benefits and
     terminations............................      (24,552,437)           (217,550)        (386,478)
                                               ----------------     ---------------  ---------------
     Net increase (decrease) in net assets
       resulting from contract transactions..       444,157,944           1,069,938        4,695,494
                                               ----------------     ---------------  ---------------
     Net increase (decrease) in net assets...       454,279,856           1,440,975        4,690,810
NET ASSETS:
   Beginning of year.........................                --           5,996,924        1,306,114
                                               ----------------     ---------------  ---------------
   End of year...............................   $   454,279,856     $     7,437,899  $     5,996,924
                                               ================     ===============  ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                                                      MIST MET/FRANKLIN
                                 MIST MET/FRANKLIN INCOME         LOW DURATION TOTAL RETURN     MIST MET/FRANKLIN MUTUAL SHARES
                                    INVESTMENT DIVISION              INVESTMENT DIVISION              INVESTMENT DIVISION
                             -------------------------------- -------------------------------- ---------------------------------
                                   2012             2011            2012           2011 (b)          2012             2011
                             ---------------  --------------- ---------------  --------------- ---------------- ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $     3,264,522  $     2,172,837 $        47,383  $      (31,128) $      (379,246)  $       672,881
   Net realized gains
     (losses)...............       2,296,332        2,244,039          18,836          (4,038)        9,061,230        2,548,771
   Change in unrealized
     gains (losses) on
     investments............       3,864,031      (4,384,031)         235,611         (44,184)      (2,341,070)      (4,170,448)
                             ---------------  --------------- ---------------  --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations......       9,424,885           32,845         301,830         (79,350)        6,340,914        (948,796)
                             ---------------  --------------- ---------------  --------------- ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................       7,195,269       13,668,533       3,512,786        2,171,280        3,684,253        7,962,310
   Net transfers (including
     fixed account).........       2,916,718       17,640,435       5,422,523        4,657,569      (2,581,366)        7,453,138
   Contract charges.........       (595,974)        (398,816)        (81,958)         (11,327)        (423,105)        (302,374)
   Transfers for contract
     benefits and
     terminations...........     (6,144,784)      (4,090,256)       (639,371)        (102,505)      (2,575,565)      (2,056,987)
                             ---------------  --------------- ---------------  --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........       3,371,229       26,819,896       8,213,980        6,715,017      (1,895,783)       13,056,087
                             ---------------  --------------- ---------------  --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets........      12,796,114       26,852,741       8,515,810        6,635,667        4,445,131       12,107,291
NET ASSETS:
   Beginning of year........      82,869,275       56,016,534       6,635,667               --       50,810,483       38,703,192
                             ---------------  --------------- ---------------  --------------- ---------------- ----------------
   End of year.............. $    95,665,389  $    82,869,275 $    15,151,477  $     6,635,667 $     55,255,614  $    50,810,483
                             ===============  =============== ===============  =============== ================ ================

                                    MIST MET/FRANKLIN                                                 MIST MET/TEMPLETON
                               TEMPLETON FOUNDING STRATEGY        MIST MET/TEMPLETON GROWTH           INTERNATIONAL BOND
                                   INVESTMENT DIVISION               INVESTMENT DIVISION              INVESTMENT DIVISION
                             -------------------------------- -------------------------------- --------------------------------
                                  2012             2011             2012             2011            2012             2011
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $     1,714,062  $       266,675 $        73,120  $         1,098 $       702,579  $       339,642
   Net realized gains
     (losses)...............       2,131,256        1,538,878       1,224,958          172,666        (49,304)           19,083
   Change in unrealized
     gains (losses) on
     investments............       4,634,029      (3,784,395)       3,299,357      (2,206,620)         311,532        (521,008)
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......       8,479,347      (1,978,842)       4,597,435      (2,032,856)         964,807        (162,283)
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................       3,939,604        3,330,701       1,552,979        3,585,962         388,304        1,977,676
   Net transfers (including
     fixed account).........       (999,738)        1,731,315       (445,135)        3,882,994         652,040          981,155
   Contract charges.........       (486,666)        (448,304)       (188,146)        (134,668)        (91,173)         (51,568)
   Transfers for contract
     benefits and
     terminations...........     (4,177,877)      (3,578,385)     (1,157,033)        (901,511)       (236,909)        (130,108)
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........     (1,724,677)        1,035,327       (237,335)        6,432,777         712,262        2,777,155
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets........       6,754,670        (943,515)       4,360,100        4,399,921       1,677,069        2,614,872
NET ASSETS:
   Beginning of year........      59,253,268       60,196,783      22,033,920       17,633,999       7,057,738        4,442,866
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
   End of year.............. $    66,007,938  $    59,253,268 $    26,394,020  $    22,033,920 $     8,734,807  $     7,057,738
                             ===============  =============== ===============  =============== ===============  ===============


                             MIST METLIFE AGGRESSIVE STRATEGY
                                    INVESTMENT DIVISION
                             ---------------------------------
                                   2012           2011 (b)
                              ---------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).................  $     (622,305)  $     (883,430)
   Net realized gains
     (losses)...............        (642,177)      (1,223,379)
   Change in unrealized
     gains (losses) on
     investments............       16,987,540     (15,025,916)
                              ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......       15,723,058     (17,132,725)
                              ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................       10,482,886        9,235,767
   Net transfers (including
     fixed account).........      (2,064,708)      115,464,716
   Contract charges.........        (332,332)        (193,115)
   Transfers for contract
     benefits and
     terminations...........      (6,978,269)      (4,891,358)
                              ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........        1,107,577      119,616,010
                              ---------------  ---------------
     Net increase (decrease)
       in net assets........       16,830,635      102,483,285
NET ASSETS:
   Beginning of year........      102,483,285               --
                              ---------------  ---------------
   End of year..............  $   119,313,920  $   102,483,285
                              ===============  ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                                                                 MIST METLIFE
                                                                                  MULTI-INDEX             MIST MFS EMERGING
                                                MIST METLIFE BALANCED PLUS       TARGETED RISK             MARKETS EQUITY
                                                    INVESTMENT DIVISION       INVESTMENT DIVISION        INVESTMENT DIVISION
                                             -------------------------------- ------------------- --------------------------------
                                                   2012           2011 (b)         2012 (d)             2012             2011
                                             ---------------  --------------- ------------------- ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)............. $  (13,458,186)  $   (1,371,888)  $       (4,570)    $     (246,778)  $        30,492
   Net realized gains (losses)..............              --               --               --            218,578           72,819
   Change in unrealized gains (losses) on
     investments............................     125,203,535      (2,485,885)           57,330          7,622,252      (8,862,777)
                                             ---------------  --------------- ------------------- ---------------  ---------------
     Net increase (decrease) in net assets
       resulting from operations............     111,745,349      (3,857,773)           52,760          7,594,052      (8,759,466)
                                             ---------------  --------------- ------------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received from contract
     owners.................................     666,323,351      535,878,034        6,046,338          3,302,160       11,252,563
   Net transfers (including fixed account)..     191,499,271       72,096,681          828,476             59,643        7,657,130
   Contract charges.........................     (9,507,105)               --               --          (451,084)        (293,224)
   Transfers for contract benefits and
     terminations...........................    (24,967,987)      (2,650,934)         (24,161)        (1,700,666)      (1,115,601)
                                             ---------------  --------------- ------------------- ---------------  ---------------
     Net increase (decrease) in net assets
       resulting from contract transactions.     823,347,530      605,323,781        6,850,653          1,210,053       17,500,868
                                             ---------------  --------------- ------------------- ---------------  ---------------
     Net increase (decrease) in net assets..     935,092,879      601,466,008        6,903,413          8,804,105        8,741,402
NET ASSETS:
   Beginning of year........................     601,466,008               --               --         41,739,144       32,997,742
                                             ---------------  --------------- ------------------- ---------------  ---------------
   End of year.............................. $ 1,536,558,887  $   601,466,008  $     6,903,413    $    50,543,249  $    41,739,144
                                             ===============  =============== =================== ===============  ===============



                                              MIST MFS RESEARCH INTERNATIONAL        MIST MLA MID CAP
                                                    INVESTMENT DIVISION             INVESTMENT DIVISION
                                             -------------------------------- --------------------------------
                                                   2012             2011           2012             2011
                                             ---------------  --------------- ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)............. $     1,672,965  $     1,768,451 $     (474,065)  $     (304,820)
   Net realized gains (losses)..............     (4,954,152)      (4,770,811)       (437,579)        (562,041)
   Change in unrealized gains (losses) on
     investments............................      36,050,862     (25,538,343)       3,279,524      (3,048,502)
                                             ---------------  --------------- ---------------  ---------------
     Net increase (decrease) in net assets
       resulting from operations............      32,769,675     (28,540,703)       2,367,880      (3,915,363)
                                             ---------------  --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received from contract
     owners.................................      11,826,744       18,801,518       2,377,121        4,885,854
   Net transfers (including fixed account)..    (12,860,495)      (9,007,934)     (2,169,211)         (49,708)
   Contract charges.........................     (1,005,447)        (888,593)       (239,774)        (198,843)
   Transfers for contract benefits and
     terminations...........................    (17,232,483)     (19,543,264)     (7,299,236)      (5,216,805)
                                             ---------------  --------------- ---------------  ---------------
     Net increase (decrease) in net assets
       resulting from contract transactions.    (19,271,681)     (10,638,273)     (7,331,100)        (579,502)
                                             ---------------  --------------- ---------------  ---------------
     Net increase (decrease) in net assets..      13,497,994     (39,178,976)     (4,963,220)      (4,494,865)
NET ASSETS:
   Beginning of year........................     219,299,244      258,478,220      57,642,160       62,137,025
                                             ---------------  --------------- ---------------  ---------------
   End of year.............................. $   232,797,238  $   219,299,244 $    52,678,940  $    57,642,160
                                             ===============  =============== ===============  ===============


                                                   MIST MORGAN STANLEY                  MIST PIMCO
                                                     MID CAP GROWTH              INFLATION PROTECTED BOND
                                                   INVESTMENT DIVISION              INVESTMENT DIVISION
                                             -------------------------------- --------------------------------
                                                  2012             2011            2012              2011
                                             ---------------  --------------- ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)............. $   (4,210,537)  $   (1,955,656) $    11,625,022  $     1,853,037
   Net realized gains (losses)..............       5,317,869       18,314,342      41,689,742       27,055,692
   Change in unrealized gains (losses) on
     investments............................      25,732,223     (43,580,440)     (3,829,156)       22,722,470
                                             ---------------  --------------- ---------------  ---------------
     Net increase (decrease) in net assets
       resulting from operations............      26,839,555     (27,221,754)      49,485,608       51,631,199
                                             ---------------  --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received from contract
     owners.................................      12,705,330       18,132,310      49,932,747       84,786,072
   Net transfers (including fixed account)..    (12,398,944)      (6,689,028)      43,010,771       41,379,883
   Contract charges.........................       (474,575)        (379,356)     (4,354,242)      (3,086,814)
   Transfers for contract benefits and
     terminations...........................    (29,933,233)     (39,261,624)    (48,033,724)     (35,371,281)
                                             ---------------  --------------- ---------------  ---------------
     Net increase (decrease) in net assets
       resulting from contract transactions.    (30,101,422)     (28,197,698)      40,555,552       87,707,860
                                             ---------------  --------------- ---------------  ---------------
     Net increase (decrease) in net assets..     (3,261,867)     (55,419,452)      90,041,160      139,339,059
NET ASSETS:
   Beginning of year........................     331,439,430      386,858,882     607,250,028      467,910,969
                                             ---------------  --------------- ---------------  ---------------
   End of year.............................. $   328,177,563  $   331,439,430 $   697,291,188  $   607,250,028
                                             ===============  =============== ===============  ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011



                                  MIST PIMCO TOTAL RETURN       MIST PIONEER STRATEGIC INCOME   MIST PYRAMIS GOVERNMENT INCOME
                                    INVESTMENT DIVISION              INVESTMENT DIVISION              INVESTMENT DIVISION
                             -------------------------------- -------------------------------- ---------------------------------
                                   2012             2011            2012             2011            2012           2011 (b)
                             ---------------  --------------- ---------------  --------------- ---------------- ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $    22,414,950  $    16,053,608 $     2,214,309  $     1,441,714 $    (5,107,197)  $        93,399
   Net realized gains
     (losses)...............       4,256,169       37,618,577         431,791          339,011          452,229        1,576,104
   Change in unrealized
     gains (losses) on
     investments............      63,295,829     (32,790,032)       3,393,104      (1,046,047)       11,051,029        2,283,413
                             ---------------  --------------- ---------------  --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations......      89,966,948       20,882,153       6,039,204          734,678        6,396,061        3,952,916
                             ---------------  --------------- ---------------  --------------- ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................      70,379,304      139,998,412       7,057,045       16,258,528      303,900,909      173,607,003
   Net transfers (including
     fixed account).........      42,895,576        6,058,753       4,484,300        6,180,173      104,401,909       24,284,908
   Contract charges.........     (7,178,707)      (5,393,953)       (485,690)        (296,120)      (3,426,658)               --
   Transfers for contract
     benefits and
     terminations...........    (93,041,261)     (87,125,186)     (2,478,881)      (1,530,939)     (10,761,797)      (1,430,167)
                             ---------------  --------------- ---------------  --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........      13,054,912       53,538,026       8,576,774       20,611,642      394,114,363      196,461,744
                             ---------------  --------------- ---------------  --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets........     103,021,860       74,420,179      14,615,978       21,346,320      400,510,424      200,414,660
NET ASSETS:
   Beginning of year........   1,123,078,623    1,048,658,444      55,464,787       34,118,467      200,414,660               --
                             ---------------  --------------- ---------------  --------------- ---------------- ----------------
   End of year.............. $ 1,226,100,483  $ 1,123,078,623 $    70,080,765  $    55,464,787 $    600,925,084  $   200,414,660
                             ===============  =============== ===============  =============== ================ ================

                                                                MIST SCHRODERS            MIST SSGA GROWTH
                                   MIST RCM TECHNOLOGY        GLOBAL MULTI-ASSET           AND INCOME ETF
                                   INVESTMENT DIVISION        INVESTMENT DIVISION        INVESTMENT DIVISION
                             -------------------------------- ------------------- --------------------------------
                                  2012             2011            2012 (c)             2012             2011
                             ---------------  --------------- ------------------- ---------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $   (1,847,560)  $   (1,990,352)  $       456,463    $     9,596,261  $     3,004,000
   Net realized gains
     (losses)...............      18,090,533        4,528,821        2,099,861         23,026,356       13,677,791
   Change in unrealized
     gains (losses) on
     investments............     (1,639,543)     (19,441,973)        1,345,384         61,370,103     (22,210,213)
                             ---------------  --------------- ------------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......      14,603,430     (16,903,504)        3,901,708         93,992,720      (5,528,422)
                             ---------------  --------------- ------------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................       7,144,289       13,991,451       90,866,789         44,021,766      157,482,497
   Net transfers (including
     fixed account).........     (7,230,702)      (1,016,006)       36,093,305         14,151,230      109,982,973
   Contract charges.........       (649,529)        (517,513)         (79,981)        (8,609,093)      (5,839,559)
   Transfers for contract
     benefits and
     terminations...........    (11,918,924)     (13,031,666)        (747,596)       (35,564,950)     (24,463,994)
                             ---------------  --------------- ------------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........    (12,654,866)        (573,734)      126,132,517         13,998,953      237,161,917
                             ---------------  --------------- ------------------- ---------------  ---------------
     Net increase (decrease)
       in net assets........       1,948,564     (17,477,238)      130,034,225        107,991,673      231,633,495
NET ASSETS:
   Beginning of year........     133,833,471      151,310,709               --        811,024,282      579,390,787
                             ---------------  --------------- ------------------- ---------------  ---------------
   End of year.............. $   135,782,035  $   133,833,471  $   130,034,225    $   919,015,955  $   811,024,282
                             ===============  =============== =================== ===============  ===============


                                   MIST SSGA GROWTH ETF
                                    INVESTMENT DIVISION
                             ---------------------------------
                                   2012             2011
                             ---------------   ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $       714,104   $       303,346
   Net realized gains
     (losses)...............       5,897,313         2,063,340
   Change in unrealized
     gains (losses) on
     investments............       6,878,957       (5,913,643)
                             ---------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......      13,490,374       (3,546,957)
                             ---------------   ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................       9,725,382        11,407,995
   Net transfers (including
     fixed account).........       3,004,933         9,014,471
   Contract charges.........       (715,352)         (568,402)
   Transfers for contract
     benefits and
     terminations...........     (5,210,417)       (4,734,284)
                             ---------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........       6,804,546        15,119,780
                             ---------------   ---------------
     Net increase (decrease)
       in net assets........      20,294,920        11,572,823
NET ASSETS:
   Beginning of year........      95,770,056        84,197,233
                             ---------------   ---------------
   End of year.............. $   116,064,976   $    95,770,056
                             ===============   ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                   MIST T. ROWE PRICE                                                  MSF BAILLIE GIFFORD
                                     MID CAP GROWTH           MIST THIRD AVENUE SMALL CAP VALUE        INTERNATIONAL STOCK
                                   INVESTMENT DIVISION               INVESTMENT DIVISION               INVESTMENT DIVISION
                             -------------------------------- --------------------------------- --------------------------------
                                   2012             2011            2012             2011             2012             2011
                             ---------------  --------------- ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $   (3,786,488)  $   (3,642,125) $     (133,386)  $      (11,673)  $        16,611  $       822,890
   Net realized gains
     (losses)...............      40,978,127       11,783,080          31,460            7,471      (6,791,749)      (4,243,528)
   Change in unrealized
     gains (losses) on
     investments............     (3,413,055)     (16,760,775)       1,819,753      (1,051,353)       32,422,529     (36,008,767)
                             ---------------  --------------- ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......      33,778,584      (8,619,820)       1,717,827      (1,055,555)       25,647,391     (39,429,405)
                             ---------------  --------------- ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................      19,117,110       35,279,068       1,817,623        1,714,359        4,510,201        7,030,950
   Net transfers (including
     fixed account).........     (6,891,637)        1,578,858       (502,102)        (326,471)      (7,577,921)        1,051,932
   Contract charges.........     (1,587,808)      (1,185,031)        (22,494)         (17,809)        (428,025)        (391,596)
   Transfers for contract
     benefits and
     terminations...........    (20,552,878)     (20,327,845)       (606,849)        (370,967)     (13,728,152)     (15,516,089)
                             ---------------  --------------- ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........     (9,915,213)       15,345,050         686,178          999,112     (17,223,897)      (7,824,803)
                             ---------------  --------------- ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets........      23,863,371        6,725,230       2,404,005         (56,443)        8,423,494     (47,254,208)
NET ASSETS:
   Beginning of year........     276,466,812      269,741,582       9,963,715       10,020,158      149,064,918      196,319,126
                             ---------------  --------------- ---------------  ---------------  ---------------  ---------------
   End of year.............. $   300,330,183  $   276,466,812 $    12,367,720  $     9,963,715  $   157,488,412  $   149,064,918
                             ===============  =============== ===============  ===============  ===============  ===============

                                       MSF BARCLAYS
                               CAPITAL AGGREGATE BOND INDEX    MSF BLACKROCK AGGRESSIVE GROWTH      MSF BLACKROCK BOND INCOME
                                    INVESTMENT DIVISION              INVESTMENT DIVISION               INVESTMENT DIVISION
                             -------------------------------- --------------------------------- ---------------------------------
                                   2012             2011            2012             2011             2012             2011
                             ---------------  --------------- ---------------  ---------------- ---------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $    26,460,557  $    23,788,921 $   (5,625,627)   $   (4,656,656) $     6,730,178   $    13,245,564
   Net realized gains
     (losses)...............       5,346,141        6,260,260      12,013,460        11,767,838       6,095,541           968,641
   Change in unrealized
     gains (losses) on
     investments............     (4,740,378)       35,508,667      35,370,149      (26,024,706)      17,177,018        11,150,590
                             ---------------  --------------- ---------------  ---------------- ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations......      27,066,320       65,557,848      41,757,982      (18,913,524)      30,002,737        25,364,795
                             ---------------  --------------- ---------------  ---------------- ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................      68,937,477      131,216,486       9,761,447        14,868,532      22,223,783        40,839,610
   Net transfers (including
     fixed account).........      41,010,095     (37,583,700)    (13,289,808)      (14,309,119)       6,298,421      (12,254,499)
   Contract charges.........     (5,666,093)      (4,599,915)       (574,986)         (454,999)     (1,937,213)       (1,480,623)
   Transfers for contract
     benefits and
     terminations...........    (95,740,107)     (93,887,204)    (40,270,013)      (46,251,640)    (47,208,086)      (48,730,575)
                             ---------------  --------------- ---------------  ---------------- ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........       8,541,372      (4,854,333)    (44,373,360)      (46,147,226)    (20,623,095)      (21,626,087)
                             ---------------  --------------- ---------------  ---------------- ---------------  ----------------
     Net increase (decrease)
       in net assets........      35,607,692       60,703,515     (2,615,378)      (65,060,750)       9,379,642         3,738,708
NET ASSETS:
   Beginning of year........   1,115,074,009    1,054,370,494     441,856,480       506,917,230     503,747,574       500,008,866
                             ---------------  --------------- ---------------  ---------------- ---------------  ----------------
   End of year.............. $ 1,150,681,701  $ 1,115,074,009 $   439,241,102   $   441,856,480 $   513,127,216   $   503,747,574
                             ===============  =============== ===============  ================ ===============  ================


                                MSF BLACKROCK DIVERSIFIED
                                   INVESTMENT DIVISION
                             --------------------------------
                                  2012             2011
                             ---------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $     6,564,050  $     8,026,572
   Net realized gains
     (losses)...............       3,099,829      (1,793,589)
   Change in unrealized
     gains (losses) on
     investments............      57,467,217       11,482,045
                             ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......      67,131,096       17,715,028
                             ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................      10,671,295       12,843,237
   Net transfers (including
     fixed account).........    (14,441,203)     (23,041,359)
   Contract charges.........       (333,068)        (289,599)
   Transfers for contract
     benefits and
     terminations...........    (65,428,352)     (76,364,804)
                             ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........    (69,531,328)     (86,852,525)
                             ---------------  ---------------
     Net increase (decrease)
       in net assets........     (2,400,232)     (69,137,497)
NET ASSETS:
   Beginning of year........     634,685,560      703,823,057
                             ---------------  ---------------
   End of year.............. $   632,285,328  $   634,685,560
                             ===============  ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                                                        MSF BLACKROCK
                              MSF BLACKROCK LARGE CAP VALUE        LEGACY LARGE CAP GROWTH        MSF BLACKROCK MONEY MARKET
                                   INVESTMENT DIVISION               INVESTMENT DIVISION              INVESTMENT DIVISION
                             -------------------------------- -------------------------------- --------------------------------
                                   2012             2011            2012             2011            2012             2011
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $       290,612  $     (761,296) $   (1,972,287)  $   (2,061,181) $   (1,181,929)  $   (1,266,614)
   Net realized gains
     (losses)...............      31,615,279      (2,110,608)       3,086,608        2,287,770              --               --
   Change in unrealized
     gains (losses) on
     investments............     (6,267,847)        4,546,025      18,441,634     (18,309,761)              --               --
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......      25,638,044        1,674,121      19,555,955     (18,083,172)     (1,181,929)      (1,266,614)
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................      13,377,609       21,492,157       9,245,805       24,851,525      11,092,649       12,247,227
   Net transfers (including
     fixed account).........     (8,969,166)        2,849,941     (7,007,031)       11,901,823       4,762,352       17,009,849
   Contract charges.........     (1,160,004)        (905,851)       (982,638)        (724,651)       (591,876)        (639,681)
   Transfers for contract
     benefits and
     terminations...........    (15,244,060)     (14,359,735)    (10,985,295)     (10,556,249)    (12,773,513)     (16,071,934)
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........    (11,995,621)        9,076,512     (9,729,159)       25,472,448       2,489,612       12,545,461
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets........      13,642,423       10,750,633       9,826,796        7,389,276       1,307,683       11,278,847
NET ASSETS:
   Beginning of year........     206,549,406      195,798,773     154,395,881      147,006,605      87,677,129       76,398,280
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
   End of year.............. $   220,191,829  $   206,549,406 $   164,222,677  $   154,395,881 $    88,984,812  $    87,677,129
                             ===============  =============== ===============  =============== ===============  ===============


                                  MSF DAVIS VENTURE VALUE          MSF FI VALUE LEADERS              MSF JENNISON GROWTH
                                    INVESTMENT DIVISION             INVESTMENT DIVISION              INVESTMENT DIVISION
                             -------------------------------- -------------------------------- --------------------------------
                                   2012             2011           2012             2011            2012             2011
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $   (3,516,049)  $   (1,723,887) $     (164,027)  $     (238,786) $   (1,677,392)  $     (887,335)
   Net realized gains
     (losses)...............       6,178,240        3,393,728     (2,114,623)      (2,860,117)      17,401,005        1,743,271
   Change in unrealized
     gains (losses) on
     investments............      57,738,005     (34,352,746)      10,408,096      (1,901,241)     (6,078,481)      (1,789,305)
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......      60,400,196     (32,682,905)       8,129,446      (5,000,144)       9,645,132        (933,369)
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................      23,659,277       48,790,349       1,762,064        2,100,177       9,047,096        8,665,547
   Net transfers (including
     fixed account).........    (25,585,476)      (9,991,955)     (3,010,670)      (1,936,831)      62,639,308       13,265,073
   Contract charges.........     (2,676,497)      (2,241,401)       (178,463)        (179,344)       (809,535)        (335,560)
   Transfers for contract
     benefits and
     terminations...........    (43,439,960)     (44,739,039)     (5,329,639)      (5,699,592)     (9,422,084)      (5,546,722)
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........    (48,042,656)      (8,182,046)     (6,756,708)      (5,715,590)      61,454,785       16,048,338
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets........      12,357,540     (40,864,951)       1,372,738     (10,715,734)      71,099,917       15,114,969
NET ASSETS:
   Beginning of year........     549,949,416      590,814,367      60,845,379       71,561,113      82,954,033       67,839,064
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
   End of year.............. $   562,306,956  $   549,949,416 $    62,218,117  $    60,845,379 $   154,053,950  $    82,954,033
                             ===============  =============== ===============  =============== ===============  ===============

                                    MSF LOOMIS SAYLES
                                     SMALL CAP CORE
                                   INVESTMENT DIVISION
                             --------------------------------
                                   2012             2011
                             ---------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $   (2,002,639)  $   (1,974,377)
   Net realized gains
     (losses)...............       6,614,447        1,733,783
   Change in unrealized
     gains (losses) on
     investments............      14,438,005        (708,103)
                             ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......      19,049,813        (948,697)
                             ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................       6,891,103       11,026,192
   Net transfers (including
     fixed account).........     (7,307,184)      (2,419,047)
   Contract charges.........       (627,291)        (523,896)
   Transfers for contract
     benefits and
     terminations...........    (13,323,254)     (13,179,560)
                             ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........    (14,366,626)      (5,096,311)
                             ---------------  ---------------
     Net increase (decrease)
       in net assets........       4,683,187      (6,045,008)
NET ASSETS:
   Beginning of year........     152,652,688      158,697,696
                             ---------------  ---------------
   End of year.............. $   157,335,875  $   152,652,688
                             ===============  ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                       MSF LOOMIS SAYLES                                                 MSF MET/DIMENSIONAL
                                       SMALL CAP GROWTH           MSF MET/ARTISAN MID CAP VALUE      INTERNATIONAL SMALL COMPANY
                                      INVESTMENT DIVISION              INVESTMENT DIVISION               INVESTMENT DIVISION
                              --------------------------------- --------------------------------- ---------------------------------
                                    2012              2011            2012             2011             2012             2011
                               ---------------  --------------- ---------------- ---------------- ---------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)..................  $     (571,823)  $     (605,468) $      (814,317)  $     (877,049) $        40,843  $         25,304
   Net realized gains
     (losses)................        1,379,303          705,937      (3,945,332)      (6,225,805)         359,129           190,328
   Change in unrealized
     gains (losses) on
     investments.............        3,377,539          418,297       25,829,066       18,681,995         309,208         (958,109)
                               ---------------  --------------- ---------------- ---------------- ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations.......        4,185,019          518,766       21,069,417       11,579,141         709,180         (742,477)
                               ---------------  --------------- ---------------- ---------------- ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners..................        1,787,862        1,861,989        8,874,605       11,876,355         291,809           995,572
   Net transfers (including
     fixed account)..........      (6,173,151)        5,246,079      (6,921,482)      (5,298,073)       (143,800)           598,134
   Contract charges..........         (98,794)         (91,903)        (514,202)        (433,039)        (41,622)          (27,252)
   Transfers for contract
     benefits and
     terminations............      (4,576,397)      (4,768,447)     (22,073,673)     (23,161,304)       (158,938)         (123,999)
                               ---------------  --------------- ---------------- ---------------- ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions..........      (9,060,480)        2,247,718     (20,634,752)     (17,016,061)        (52,551)         1,442,455
                               ---------------  --------------- ---------------- ---------------- ---------------  ----------------
     Net increase (decrease)
       in net assets.........      (4,875,461)        2,766,484          434,665      (5,436,920)         656,629           699,978
NET ASSETS:
   Beginning of year.........       46,369,339       43,602,855      212,168,332      217,605,252       4,062,760         3,362,782
                               ---------------  --------------- ---------------- ---------------- ---------------  ----------------
   End of year...............  $    41,493,878  $    46,369,339 $    212,602,997  $   212,168,332 $     4,719,389  $      4,062,760
                               ===============  =============== ================ ================ ===============  ================

                                                                      MSF METLIFE CONSERVATIVE
                              MSF METLIFE CONSERVATIVE ALLOCATION      TO MODERATE ALLOCATION
                                      INVESTMENT DIVISION                INVESTMENT DIVISION
                              ----------------------------------- ---------------------------------
                                     2012              2011             2012              2011
                               ----------------  ---------------  ----------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)..................   $    10,165,548  $     4,719,364  $     21,919,174  $     9,296,873
   Net realized gains
     (losses)................        16,933,158        2,238,716        12,634,200        3,119,728
   Change in unrealized
     gains (losses) on
     investments.............        14,328,509        1,399,922        96,305,018     (17,598,815)
                               ----------------  ---------------  ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.......        41,427,215        8,358,002       130,858,392      (5,182,214)
                               ----------------  ---------------  ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners..................        45,152,634       59,936,167        80,398,812      182,128,575
   Net transfers (including
     fixed account)..........        33,846,260       53,977,848        11,637,886       65,781,537
   Contract charges..........       (3,683,769)      (2,858,230)      (10,188,114)      (7,936,969)
   Transfers for contract
     benefits and
     terminations............      (42,068,655)     (35,206,478)      (90,128,719)     (80,650,431)
                               ----------------  ---------------  ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions..........        33,246,470       75,849,307       (8,280,135)      159,322,712
                               ----------------  ---------------  ----------------  ---------------
     Net increase (decrease)
       in net assets.........        74,673,685       84,207,309       122,578,257      154,140,498
NET ASSETS:
   Beginning of year.........       516,749,285      432,541,976     1,291,252,079    1,137,111,581
                               ----------------  ---------------  ----------------  ---------------
   End of year...............   $   591,422,970  $   516,749,285  $  1,413,830,336  $ 1,291,252,079
                               ================  ===============  ================  ===============


                               MSF METLIFE MID CAP STOCK INDEX   MSF METLIFE MODERATE ALLOCATION
                                     INVESTMENT DIVISION               INVESTMENT DIVISION
                              --------------------------------- ---------------------------------
                                    2012             2011             2012             2011
                              ----------------  --------------- ---------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss).................. $    (1,751,987)  $   (1,990,547) $    39,471,659  $      8,000,674
   Net realized gains
     (losses)................       22,204,754       21,630,998      16,872,995         3,413,004
   Change in unrealized
     gains (losses) on
     investments.............       39,972,595     (31,516,016)     364,883,546     (118,620,318)
                              ----------------  --------------- ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations.......       60,425,362     (11,875,565)     421,228,200     (107,206,640)
                              ----------------  --------------- ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners..................       24,734,350       38,854,640     190,278,441       553,403,603
   Net transfers (including
     fixed account)..........     (11,612,546)      (5,485,063)    (59,209,096)       112,260,513
   Contract charges..........      (1,589,156)      (1,227,055)    (32,368,642)      (25,327,711)
   Transfers for contract
     benefits and
     terminations............     (32,224,225)     (32,767,498)   (202,785,252)     (185,265,104)
                              ----------------  --------------- ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions..........     (20,691,577)        (624,976)   (104,084,549)       455,071,301
                              ----------------  --------------- ---------------  ----------------
     Net increase (decrease)
       in net assets.........       39,733,785     (12,500,541)     317,143,651       347,864,661
NET ASSETS:
   Beginning of year.........      384,380,587      396,881,128   3,601,073,971     3,253,209,310
                              ----------------  --------------- ---------------  ----------------
   End of year............... $    424,114,372  $   384,380,587 $ 3,918,217,622  $  3,601,073,971
                              ================  =============== ===============  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                  MSF METLIFE MODERATE
                                TO AGGRESSIVE ALLOCATION           MSF METLIFE STOCK INDEX           MSF MFS TOTAL RETURN
                                   INVESTMENT DIVISION               INVESTMENT DIVISION              INVESTMENT DIVISION
                             -------------------------------- -------------------------------- --------------------------------
                                   2012             2011            2012             2011            2012             2011
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $    10,145,735  $     2,144,016 $    11,703,808  $     9,036,820 $     2,132,285  $     1,988,904
   Net realized gains
     (losses)...............       4,305,789        (257,933)      44,767,466       18,365,146          58,717      (1,111,920)
   Change in unrealized
     gains (losses) on
     investments............     193,493,795     (82,743,124)     291,800,764     (11,976,865)      11,139,859          492,473
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......     207,945,319     (80,857,041)     348,272,038       15,425,101      13,330,861        1,369,457
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................      87,592,538       94,940,334      90,668,945      159,101,184       6,381,015        8,318,101
   Net transfers (including
     fixed account).........    (79,068,221)     (31,249,710)    (82,985,870)     (54,441,859)     (1,660,593)      (1,380,207)
   Contract charges.........    (11,140,623)     (10,609,515)     (6,748,459)      (5,550,786)       (409,180)        (330,006)
   Transfers for contract
     benefits and
     terminations...........    (80,281,104)     (80,191,387)   (240,389,751)    (249,593,455)    (14,171,809)     (14,944,165)
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........    (82,897,410)     (27,110,278)   (239,455,135)    (150,484,916)     (9,860,567)      (8,336,277)
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets........     125,047,909    (107,967,319)     108,816,903    (135,059,815)       3,470,294      (6,966,820)
NET ASSETS:
   Beginning of year........   1,520,709,941    1,628,677,260   2,511,243,451    2,646,303,266     135,335,283      142,302,103
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
   End of year.............. $ 1,645,757,850  $ 1,520,709,941 $ 2,620,060,354  $ 2,511,243,451 $   138,805,577  $   135,335,283
                             ===============  =============== ===============  =============== ===============  ===============


                                       MSF MFS VALUE                 MSF MSCI EAFE INDEX         MSF NEUBERGER BERMAN GENESIS
                                    INVESTMENT DIVISION              INVESTMENT DIVISION              INVESTMENT DIVISION
                             -------------------------------- -------------------------------- --------------------------------
                                   2012             2011            2012             2011            2012             2011
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $     1,569,980  $       489,550 $     7,390,274  $     4,622,718 $   (2,623,767)  $   (1,651,073)
   Net realized gains
     (losses)...............       5,666,251        (771,664)     (2,119,320)        1,636,721     (7,774,684)     (11,750,296)
   Change in unrealized
     gains (losses) on
     investments............      32,844,990        (703,266)      66,509,457     (69,561,112)      31,782,193       25,875,010
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......      40,081,221        (985,380)      71,780,411     (63,301,673)      21,383,742       12,473,641
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................      14,849,756       19,849,634      28,464,168       46,545,815       8,111,926       10,261,552
   Net transfers (including
     fixed account).........     (3,944,431)      (1,240,023)    (14,832,837)       20,763,713    (10,762,557)     (13,442,941)
   Contract charges.........       (989,870)        (719,847)     (1,985,135)      (1,609,533)       (481,774)        (451,851)
   Transfers for contract
     benefits and
     terminations...........    (27,089,474)     (26,071,270)    (35,302,974)     (36,072,546)    (27,373,516)     (29,480,656)
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........    (17,174,019)      (8,181,506)    (23,656,778)       29,627,449    (30,505,921)     (33,113,896)
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets........      22,907,202      (9,166,886)      48,123,633     (33,674,224)     (9,122,179)     (20,640,255)
NET ASSETS:
   Beginning of year........     271,032,881      280,199,767     428,461,169      462,135,393     263,644,663      284,284,918
                             ---------------  --------------- ---------------  --------------- ---------------  ---------------
   End of year.............. $   293,940,083  $   271,032,881 $   476,584,802  $   428,461,169 $   254,522,484  $   263,644,663
                             ===============  =============== ===============  =============== ===============  ===============


                              MSF OPPENHEIMER GLOBAL EQUITY
                                   INVESTMENT DIVISION
                             --------------------------------
                                  2012             2011
                             ---------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $       590,593  $     1,427,400
   Net realized gains
     (losses)...............       2,956,134        2,711,222
   Change in unrealized
     gains (losses) on
     investments............      34,846,367     (25,269,443)
                             ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......      38,393,094     (21,130,821)
                             ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................       8,178,017       15,780,525
   Net transfers (including
     fixed account).........    (12,363,260)        3,636,534
   Contract charges.........       (743,403)        (584,716)
   Transfers for contract
     benefits and
     terminations...........    (15,642,935)     (19,404,129)
                             ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........    (20,571,581)        (571,786)
                             ---------------  ---------------
     Net increase (decrease)
       in net assets........      17,821,513     (21,702,607)
NET ASSETS:
   Beginning of year........     201,576,453      223,279,060
                             ---------------  ---------------
   End of year.............. $   219,397,966  $   201,576,453
                             ===============  ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                                                      MSF T. ROWE PRICE                MSF T. ROWE PRICE
                                  MSF RUSSELL 2000 INDEX              LARGE CAP GROWTH                 SMALL CAP GROWTH
                                    INVESTMENT DIVISION              INVESTMENT DIVISION              INVESTMENT DIVISION
                             -------------------------------- --------------------------------- --------------------------------
                                   2012             2011            2012             2011            2012             2011
                             ---------------  --------------- ---------------- ---------------- ---------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $     (615,070)  $     (807,274)  $   (2,349,685)  $   (2,302,784) $   (3,527,758)  $   (3,438,620)
   Net realized gains
     (losses)...............       4,517,799        3,720,824        7,734,292        4,920,269      36,244,125       10,695,895
   Change in unrealized
     gains (losses) on
     investments............      32,651,591     (16,165,693)       24,747,725      (6,874,835)       5,484,801      (6,549,932)
                             ---------------  --------------- ---------------- ---------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......      36,554,320     (13,252,143)       30,132,332      (4,257,350)      38,201,168          707,343
                             ---------------  --------------- ---------------- ---------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................      15,375,496       20,490,122        8,872,447        6,108,434      13,711,065       21,942,313
   Net transfers (including
     fixed account).........     (9,049,918)      (8,430,152)        3,361,951      (4,168,617)     (7,211,093)        4,699,938
   Contract charges.........       (763,111)        (630,785)        (398,694)        (352,198)       (758,758)        (523,750)
   Transfers for contract
     benefits and
     terminations...........    (22,646,386)     (24,716,116)     (20,579,760)     (18,407,429)    (24,156,578)     (25,824,691)
                             ---------------  --------------- ---------------- ---------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........    (17,083,919)     (13,286,931)      (8,744,056)     (16,819,810)    (18,415,364)          293,810
                             ---------------  --------------- ---------------- ---------------- ---------------  ---------------
     Net increase (decrease)
       in net assets........      19,470,401     (26,539,074)       21,388,276     (21,077,160)      19,785,804        1,001,153
NET ASSETS:
   Beginning of year........     253,478,593      280,017,667      174,880,384      195,957,544     265,121,409      264,120,256
                             ---------------  --------------- ---------------- ---------------- ---------------  ---------------
   End of year.............. $   272,948,994  $   253,478,593  $   196,268,660  $   174,880,384 $   284,907,213  $   265,121,409
                             ===============  =============== ================ ================ ===============  ===============

                                        MSF VAN ECK             MSF WESTERN ASSET MANAGEMENT           MSF WESTERN ASSET
                                 GLOBAL NATURAL RESOURCES       STRATEGIC BOND OPPORTUNITIES      MANAGEMENT U.S. GOVERNMENT
                                    INVESTMENT DIVISION              INVESTMENT DIVISION              INVESTMENT DIVISION
                             -------------------------------- --------------------------------- --------------------------------
                                   2012             2011            2012             2011            2012              2011
                             ---------------  --------------- ----------------  --------------- ---------------  ---------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $     (502,111)  $      (64,217) $      5,589,302  $     9,809,292 $     1,501,349  $        95,483
   Net realized gains
     (losses)...............       2,207,476        2,979,987        3,195,133        2,685,564         350,010        8,382,398
   Change in unrealized
     gains (losses) on
     investments............       (930,623)      (9,826,380)       15,183,806        (604,578)       2,356,488        1,018,684
                             ---------------  --------------- ----------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......         774,742      (6,910,610)       23,968,241       11,890,278       4,207,847        9,496,565
                             ---------------  --------------- ----------------  --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................       2,071,819       10,973,817        7,182,614        7,748,617      10,479,429       18,992,601
   Net transfers (including
     fixed account).........       4,288,138        7,740,528        3,236,689     (15,213,571)       4,251,221      (8,730,097)
   Contract charges.........       (441,040)        (260,778)        (627,965)        (619,207)     (1,091,350)        (959,871)
   Transfers for contract
     benefits and
     terminations...........     (1,198,738)        (659,912)     (28,542,548)     (30,317,278)    (23,308,896)     (23,246,845)
                             ---------------  --------------- ----------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........       4,720,179       17,793,655     (18,751,210)     (38,401,439)     (9,669,596)     (13,944,212)
                             ---------------  --------------- ----------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets........       5,494,921       10,883,045        5,217,031     (26,511,161)     (5,461,749)      (4,447,647)
NET ASSETS:
   Beginning of year........      35,583,743       24,700,698      248,899,097      275,410,258     235,422,481      239,870,128
                             ---------------  --------------- ----------------  --------------- ---------------  ---------------
   End of year.............. $    41,078,664  $    35,583,743 $    254,116,128  $   248,899,097 $   229,960,732  $   235,422,481
                             ===============  =============== ================  =============== ===============  ===============


                                     MSF ZENITH EQUITY
                                    INVESTMENT DIVISION
                             ---------------------------------
                                   2012             2011
                             ---------------  ----------------
INCREASE (DECREASE) IN
   NET ASSETS:
FROM OPERATIONS:
   Net investment income
     (loss)................. $     (291,549)  $      (214,903)
   Net realized gains
     (losses)...............     (1,334,514)       (2,272,347)
   Change in unrealized
     gains (losses) on
     investments............       9,621,752         (973,507)
                             ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations......       7,995,689       (3,460,757)
                             ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments
     received from contract
     owners.................         717,440           748,333
   Net transfers (including
     fixed account).........     (1,240,064)       (1,205,437)
   Contract charges.........        (73,219)          (82,022)
   Transfers for contract
     benefits and
     terminations...........    (10,325,987)      (10,961,347)
                             ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions.........    (10,921,830)      (11,500,473)
                             ---------------  ----------------
     Net increase (decrease)
       in net assets........     (2,926,141)      (14,961,230)
NET ASSETS:
   Beginning of year........      66,504,213        81,465,443
                             ---------------  ----------------
   End of year.............. $    63,578,072  $     66,504,213
                             ===============  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
                      NOTES TO THE FINANCIAL STATEMENTS



1. ORGANIZATION


Metropolitan Life Separate Account E (the "Separate Account"), a separate account of Metropolitan Life Insurance Company (the "Company"), was established by the Company's Board of Directors on September 27, 1983 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the New York State Department of Financial Services.

The Separate Account is divided into Investment Divisions, each of which is treated as an individual accounting entity for financial reporting purposes. Each Investment Division invests in shares of the corresponding fund, series, or portfolio (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

American Funds Insurance Series ("American Funds")
Calvert Variable Series, Inc. ("Calvert")
Fidelity Variable Insurance Products ("Fidelity VIP")
Met Investors Series Trust ("MIST")*
Metropolitan Series Fund ("MSF")*

*See Note 5 for a discussion of additional information on related party transactions.

The assets of each of the Investment Divisions of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.


2. LIST OF INVESTMENT DIVISIONS


A. Purchase payments, less any applicable charges, applied to the Separate Account are invested in one or more Investment Divisions in accordance with the selection made by the contract owner. The following Investment Divisions had net assets as of December 31, 2012:

American Funds Bond Investment Division                         MIST American Funds Growth Allocation Investment
American Funds Global Small Capitalization                        Division (a)
   Investment Division                                          MIST American Funds Growth Investment Division
American Funds Growth Investment Division                       MIST American Funds Moderate Allocation
American Funds Growth-Income Investment Division                  Investment Division (a)
Calvert VP SRI Balanced Investment Division                     MIST AQR Global Risk Balanced Investment Division
Calvert VP SRI Mid Cap Growth Investment Division               MIST BlackRock Global Tactical Strategies Investment
Fidelity VIP Equity-Income Investment Division                    Division
Fidelity VIP FundsManager 50% Investment Division (b)           MIST BlackRock Large Cap Core Investment
Fidelity VIP FundsManager 60% Investment Division                 Division (a)
Fidelity VIP Growth Investment Division                         Variable B Investment Division (c)
Fidelity VIP Investment Grade Bond Investment                   Variable C Investment Division (c)
   Division                                                     MIST Clarion Global Real Estate Investment
Fidelity VIP Money Market Investment Division (a)                 Division (a)
MIST AllianceBernstein Global Dynamic Allocation                MIST Dreman Small Cap Value Investment Division
   Investment Division                                          MIST Harris Oakmark International Investment
MIST American Funds Balanced Allocation                           Division (a)
   Investment Division (a)                                      MIST Invesco Balanced-Risk Allocation Investment
MIST American Funds Bond Investment Division                      Division (b)

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



2. LIST OF INVESTMENT DIVISIONS -- (CONTINUED)


MIST Invesco Small Cap Growth Investment                       MIST SSgA Growth ETF Investment Division (a)
   Division (a)                                                MIST T. Rowe Price Mid Cap Growth Investment
MIST Janus Forty Investment Division (a)                          Division (a)
MIST JPMorgan Global Active Allocation Investment              MIST Third Avenue Small Cap Value Investment
   Division (b)                                                   Division
MIST Legg Mason ClearBridge Aggressive Growth                  MSF Baillie Gifford International Stock Investment
   Investment Division (a)                                        Division (a)
MIST Loomis Sayles Global Markets Investment                   MSF Barclays Capital Aggregate Bond Index
   Division                                                       Investment Division (a)
MIST Lord Abbett Bond Debenture Investment                     MSF BlackRock Aggressive Growth Investment
   Division (a)                                                   Division (a)
MIST Lord Abbett Mid Cap Value Investment                      MSF BlackRock Bond Income Investment Division (a)
   Division (a)(b)                                             MSF BlackRock Diversified Investment Division (a)
MIST Met/Eaton Vance Floating Rate Investment                  MSF BlackRock Large Cap Value Investment
   Division                                                       Division (a)
MIST Met/Franklin Income Investment Division                   MSF BlackRock Legacy Large Cap Growth Investment
MIST Met/Franklin Low Duration Total Return                       Division (a)
   Investment Division                                         MSF BlackRock Money Market Investment
MIST Met/Franklin Mutual Shares Investment                        Division (a)
   Division                                                    MSF Davis Venture Value Investment Division (a)
MIST Met/Franklin Templeton Founding Strategy                  MSF FI Value Leaders Investment Division (a)
   Investment Division                                         MSF Jennison Growth Investment Division (a)
MIST Met/Templeton Growth Investment Division                  MSF Loomis Sayles Small Cap Core Investment
MIST Met/Templeton International Bond Investment                  Division (a)
   Division                                                    MSF Loomis Sayles Small Cap Growth Investment
MIST MetLife Aggressive Strategy Investment                       Division (a)
   Division (a)                                                MSF Met/Artisan Mid Cap Value Investment
MIST MetLife Balanced Plus Investment Division                    Division (a)
MIST MetLife Multi-Index Targeted Risk Investment              MSF Met/Dimensional International Small Company
   Division (b)                                                   Investment Division
MIST MFS Emerging Markets Equity Investment                    MSF MetLife Conservative Allocation Investment
   Division                                                       Division (a)
MIST MFS Research International Investment                     MSF MetLife Conservative to Moderate Allocation
   Division (a)                                                   Investment Division (a)
MIST MLA Mid Cap Investment Division (a)                       MSF MetLife Mid Cap Stock Index Investment
MIST Morgan Stanley Mid Cap Growth Investment                     Division (a)
   Division (a)                                                MSF MetLife Moderate Allocation Investment
MIST PIMCO Inflation Protected Bond Investment                    Division (a)
   Division (a)                                                MSF MetLife Moderate to Aggressive Allocation
MIST PIMCO Total Return Investment Division (a)                   Investment Division (a)
MIST Pioneer Strategic Income Investment Division              MSF MetLife Stock Index Investment Division (a)
MIST Pyramis Government Income Investment                      MSF MFS Total Return Investment Division (a)
   Division                                                    MSF MFS Value Investment Division (a)
MIST RCM Technology Investment Division (a)                    MSF MSCI EAFE Index Investment Division (a)
MIST Schroders Global Multi-Asset Investment                   MSF Neuberger Berman Genesis Investment
   Division (b)                                                   Division (a)
MIST SSgA Growth and Income ETF Investment                     MSF Oppenheimer Global Equity Investment
   Division (a)                                                   Division (a)

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



2. LIST OF INVESTMENT DIVISIONS -- (CONCLUDED)


MSF Russell 2000 Index Investment Division (a)             MSF Western Asset Management Strategic Bond
MSF T. Rowe Price Large Cap Growth Investment                 Opportunities Investment Division (a)
   Division (a)                                            MSF Western Asset Management U.S. Government
MSF T. Rowe Price Small Cap Growth Investment                 Investment Division (a)
   Division (a)                                            MSF Zenith Equity Investment Division
MSF Van Eck Global Natural Resources Investment
   Division

(a) This Investment Division invests in two or more share classes within the underlying fund or portfolio of the Trusts.
(b) This Investment Division began operations during the year ended December 31, 2012.
(c) Variable B Investment Division and Variable C Investment Division only invest in the BlackRock Large Cap Core Portfolio.

B. The following Investment Divisions had no net assets as of December 31, 2012:

MIST MetLife Defensive Strategy Investment Division*
Variable D Investment Division

*This Investment Division commenced on April 30, 2012.


3. PORTFOLIO CHANGES


The following Investment Divisions ceased operations during the year ended December 31, 2012:

MIST Oppenheimer Capital Appreciation Investment Division
MSF Lord Abbett Mid Cap Value Investment Division

The operations of the Investment Divisions were affected by the following changes that occurred during the year ended December 31, 2012:

NAME CHANGES:

Former Name                                                New Name

(MIST) Lazard Mid Cap Portfolio                            (MIST) MLA Mid Cap Portfolio
(MSF) Artio International Stock Portfolio                  (MSF) Baillie Gifford International Stock Portfolio
(MSF) Morgan Stanley EAFE Index Portfolio                  (MSF) MSCI EAFE Index Portfolio
(MSF) Neuberger Berman Mid Cap Value Portfolio             (MSF) Lord Abbett Mid Cap Value Portfolio

MERGERS:

Former Portfolio                                           New Portfolio

(MIST) Oppenheimer Capital Appreciation Portfolio          (MSF) Jennison Growth Portfolio
(MSF) Lord Abbett Mid Cap Value Portfolio                  (MIST) Lord Abbett Mid Cap Value Portfolio

4. SIGNIFICANT ACCOUNTING POLICIES


BASIS OF ACCOUNTING
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable for variable annuity separate accounts registered as unit investment trusts.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



4. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.


SECURITY VALUATION
An Investment Division's investment in shares of a fund, series, or portfolio of the Trusts is valued at fair value based on the closing net asset value ("NAV") or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Investment Divisions.

The Separate Account defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Separate Account prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets that the Separate Account has the ability to access.
Level 2 Observable inputs other than quoted prices in Level 1 that are observable either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market or prices for similar instruments.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets, representing the Separate Account's own assumptions about the assumptions a market participant would use in valuing the asset, and based on the best information available.

Each Investment Division invests in shares of open-end mutual funds which calculate a daily NAV based on the fair value of the underlying securities in their portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily NAV as reported by the Trusts at the close of each business day. On that basis, the inputs used to value all shares held by the Separate Account, which are measured at fair value on a recurring basis, are classified as Level 2. There were no transfers between Level 1 and Level 2, and no activity in Level 3 during the year.


FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is currently being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.


ANNUITY PAYOUTS
Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is between
3.0 and 6.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



4. SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)

PURCHASE PAYMENTS
Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus, and are reported as contract transactions on the statements of changes in net assets of the applicable Investment Divisions.


NET TRANSFERS
Funds transferred by the contract owner into or out of Investment Divisions within the Separate Account or into or out of the fixed account (an investment option in the Company's general account) are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Investment Divisions.


USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.


ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT
Effective January 1, 2012, the Separate Account adopted new guidance regarding fair value measurements that establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. Some of the amendments clarify the Financial Accounting Standards Board's intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption did not have an impact on the Separate Account's financial statements.


5. EXPENSES AND RELATED PARTY TRANSACTIONS


The following annual Separate Account charges paid to the Company are asset-based charges and assessed through a daily reduction in unit values, which are recorded as expenses in the accompanying statements of operations of the applicable Investment Divisions:

   Mortality and Expense Risk -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is the risk that expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

   Administrative -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

   Earnings Preservation Benefit -- For an additional charge, the Company will provide this additional death benefit.

   Enhanced Stepped-Up Provision -- For an additional charge, the total death benefit payable may be increased based on the greater of the account balance or highest annual contract anniversary value in the contract or the greater of the account balance, annual increase amount or highest annual contract anniversary value in the contract.

   Guaranteed Withdrawal Benefit for Life -- For a charge that includes the Mortality and Expense Risk charge and a guaranteed withdrawal benefit, the Company will guarantee the periodic return on the investment for life of a single annuitant or joint annuitants.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



5. EXPENSES AND RELATED PARTY TRANSACTIONS -- (CONCLUDED)


   The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2012.

     ------------------------------------------------------------------------------------------------------------------------------
      Mortality and Expense Risk                                                                                    0.00% - 2.05%
     ------------------------------------------------------------------------------------------------------------------------------
      Administrative                                                                                                0.20% - 0.50%
     ------------------------------------------------------------------------------------------------------------------------------
      Earnings Preservation Benefit                                                                                 0.25%
     ------------------------------------------------------------------------------------------------------------------------------
      Enhanced Stepped-Up Provision                                                                                 0.10% - 0.35%
     ------------------------------------------------------------------------------------------------------------------------------
      Guaranteed Withdrawal Benefit for Life                                                                        1.90% - 2.05%
     ------------------------------------------------------------------------------------------------------------------------------

   The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract. The range of the effective rates disclosed above excludes any waivers granted to certain Investment Divisions.

The following optional rider charges paid to the Company are charged at each contract anniversary date through the redemption of units, which are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Investment Divisions:

   Guaranteed Minimum Accumulation Benefit -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

   Lifetime Withdrawal Guarantee -- For an additional charge, the Company will guarantee the periodic return on the investment for life.

   Guaranteed Withdrawal Benefit -- For an additional charge, the Company will guarantee the periodic return on the investment.

   Guaranteed Minimum Income Benefit -- For an additional charge, the Company will guarantee a minimum payment regardless of market conditions.

   Enhanced Death Benefit -- For an additional charge, the amount of the death benefit will be the greater of the account value or the death benefit base.

   Enhanced Guaranteed Withdrawal Benefit -- For an additional charge, the Company will guarantee that at least the entire amount of purchase payments will be returned through a series of withdrawals without annuitizing.

   The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2012:

     -----------------------------------------------------------------------------------------------------------------------------
      Guaranteed Minimum Accumulation Benefit                                                                      0.75%
     -----------------------------------------------------------------------------------------------------------------------------
      Lifetime Withdrawal Guarantee                                                                                0.50% - 1.80%
     -----------------------------------------------------------------------------------------------------------------------------
      Guaranteed Withdrawal Benefit                                                                                0.50% - 0.95%
     -----------------------------------------------------------------------------------------------------------------------------
      Guaranteed Minimum Income Benefit                                                                            0.35% - 1.50%
     -----------------------------------------------------------------------------------------------------------------------------
      Enhanced Death Benefit                                                                                       0.60% - 1.50%
     -----------------------------------------------------------------------------------------------------------------------------
      Enhanced Guaranteed Withdrawal Benefit                                                                       0.55% - 1.00%
     -----------------------------------------------------------------------------------------------------------------------------

   The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract administrative charge which ranges from $15 to $30 is assessed on an annual basis for Contracts, which may be waived if the Contract reaches a certain asset size or under certain circumstances. In addition, most Contracts impose a surrender charge which ranges from 0% to 10%, if the contract is partially or fully surrendered within the specified surrender charge period. These charges are paid to the Company, assessed through the redemption of units, and recorded as contract charges in the accompanying statements of changes in net assets of the applicable Investment Divisions.

MetLife Advisers, LLC, which acts in the capacity of investment adviser to the portfolios of the MIST and MSF Trusts, is an affiliate of the Company.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6. STATEMENTS OF INVESTMENTS



                                                                          AS OF DECEMBER 31, 2012
                                                                     ---------------------------------

                                                                         SHARES            COST ($)
                                                                     --------------     --------------
     American Funds Bond Investment Division.......................      11,504,873        127,198,088
     American Funds Global Small Capitalization
        Investment Division........................................      25,793,623        526,925,551
     American Funds Growth Investment Division.....................      16,183,012        838,169,950
     American Funds Growth-Income Investment Division..............      19,046,929        658,255,823
     Calvert VP SRI Balanced Investment Division...................      27,054,424         49,913,419
     Calvert VP SRI Mid Cap Growth Investment Division.............         377,878         10,154,140
     Fidelity VIP Equity-Income Investment Division................       4,112,065         90,699,501
     Fidelity VIP FundsManager 50% Investment Division (a).........       2,668,725         28,377,986
     Fidelity VIP FundsManager 60% Investment Division.............      24,904,977        240,354,845
     Fidelity VIP Growth Investment Division.......................       1,850,271         72,722,574
     Fidelity VIP Investment Grade Bond Investment Division........       1,705,843         21,909,472
     Fidelity VIP Money Market Investment Division.................       8,724,753          8,724,753
     MIST AllianceBernstein Global Dynamic Allocation
        Investment Division........................................     108,971,354      1,085,816,403
     MIST American Funds Balanced Allocation
        Investment Division........................................      65,482,681        577,417,120
     MIST American Funds Bond Investment Division..................       8,471,752         84,176,499
     MIST American Funds Growth Allocation Investment Division.....      33,260,336        258,612,992
     MIST American Funds Growth Investment Division................      30,399,747        248,322,488
     MIST American Funds Moderate Allocation
        Investment Division........................................      86,463,661        783,178,433
     MIST AQR Global Risk Balanced Investment Division.............     150,808,661      1,630,041,628
     MIST BlackRock Global Tactical Strategies
        Investment Division........................................     154,300,380      1,508,520,040
     MIST BlackRock Large Cap Core Investment Division.............      63,664,530        665,952,178
     Variable B Investment Division................................       1,278,422         13,739,265
     Variable C Investment Division................................         125,979          1,360,122
     MIST Clarion Global Real Estate Investment Division...........      21,421,087        275,243,063
     MIST Dreman Small Cap Value Investment Division...............       1,095,930         14,360,333
     MIST Harris Oakmark International Investment Division.........      32,073,275        442,272,896
     MIST Invesco Balanced-Risk Allocation
        Investment Division (b)....................................      25,030,609        259,539,487
     MIST Invesco Small Cap Growth Investment Division.............       2,497,369         32,265,264
     MIST Janus Forty Investment Division..........................       5,090,086        324,269,279
     MIST JPMorgan Global Active Allocation
        Investment Division (b)....................................      16,944,202        173,609,349
     MIST Legg Mason ClearBridge Aggressive Growth
        Investment Division........................................      10,279,774         80,514,885
     MIST Loomis Sayles Global Markets Investment Division.........       2,200,767         25,249,766
     MIST Lord Abbett Bond Debenture Investment Division...........      24,065,172        290,350,302
     MIST Lord Abbett Mid Cap Value Investment Division (b)........      26,079,401        439,332,510
     MIST Met/Eaton Vance Floating Rate Investment Division........         699,051          7,254,446
     MIST Met/Franklin Income Investment Division..................       9,033,560         89,862,507
     MIST Met/Franklin Low Duration Total Return
        Investment Division........................................       1,503,123         14,960,055
     MIST Met/Franklin Mutual Shares Investment Division...........       7,280,055         56,865,261
     MIST Met/Franklin Templeton Founding Strategy
        Investment Division........................................       6,328,662         54,290,538
     MIST Met/Templeton Growth Investment Division.................       2,663,373         22,849,929

                                                                           FOR THE YEAR ENDED
                                                                            DECEMBER 31, 2012
                                                                     ---------------------------------
                                                                         COST OF          PROCEEDS
                                                                      PURCHASES ($)    FROM SALES ($)
                                                                    ---------------    ---------------
     American Funds Bond Investment Division.......................     12,511,671          20,103,113
     American Funds Global Small Capitalization
        Investment Division........................................     14,087,223          69,270,763
     American Funds Growth Investment Division.....................     17,871,525         136,992,948
     American Funds Growth-Income Investment Division..............     19,031,180          85,039,373
     Calvert VP SRI Balanced Investment Division...................      2,694,085           5,489,293
     Calvert VP SRI Mid Cap Growth Investment Division.............      2,334,555           1,695,837
     Fidelity VIP Equity-Income Investment Division................      9,181,908          10,629,062
     Fidelity VIP FundsManager 50% Investment Division (a).........     28,436,498              58,660
     Fidelity VIP FundsManager 60% Investment Division.............     51,218,163          10,266,919
     Fidelity VIP Growth Investment Division.......................      1,426,773           8,748,506
     Fidelity VIP Investment Grade Bond Investment Division........      3,462,112           2,733,425
     Fidelity VIP Money Market Investment Division.................     37,250,681          40,693,967
     MIST AllianceBernstein Global Dynamic Allocation
        Investment Division........................................    608,423,009                  --
     MIST American Funds Balanced Allocation
        Investment Division........................................     43,171,015          43,590,104
     MIST American Funds Bond Investment Division..................     16,175,486           8,171,692
     MIST American Funds Growth Allocation Investment Division.....     20,463,775          34,610,493
     MIST American Funds Growth Investment Division................     14,839,273          20,711,798
     MIST American Funds Moderate Allocation
        Investment Division........................................     53,775,804          63,745,153
     MIST AQR Global Risk Balanced Investment Division.............  1,036,201,319                  --
     MIST BlackRock Global Tactical Strategies
        Investment Division........................................    791,953,904                  --
     MIST BlackRock Large Cap Core Investment Division.............     21,091,458          84,842,984
     Variable B Investment Division................................        360,996           1,925,648
     Variable C Investment Division................................         14,768               4,604
     MIST Clarion Global Real Estate Investment Division...........     11,400,185          28,456,470
     MIST Dreman Small Cap Value Investment Division...............      2,085,862           1,906,061
     MIST Harris Oakmark International Investment Division.........     33,627,087          67,763,897
     MIST Invesco Balanced-Risk Allocation
        Investment Division (b)....................................    259,539,487                  --
     MIST Invesco Small Cap Growth Investment Division.............      6,244,222           7,378,637
     MIST Janus Forty Investment Division..........................     26,947,778          46,044,934
     MIST JPMorgan Global Active Allocation
        Investment Division (b)....................................    173,609,349                  --
     MIST Legg Mason ClearBridge Aggressive Growth
        Investment Division........................................     12,695,972          15,670,535
     MIST Loomis Sayles Global Markets Investment Division.........      6,485,747           5,139,007
     MIST Lord Abbett Bond Debenture Investment Division...........     39,209,220          33,466,869
     MIST Lord Abbett Mid Cap Value Investment Division (b)........    483,821,006          43,499,342
     MIST Met/Eaton Vance Floating Rate Investment Division........      2,884,933           1,665,373
     MIST Met/Franklin Income Investment Division..................     23,055,003          14,498,014
     MIST Met/Franklin Low Duration Total Return
        Investment Division........................................     13,157,192           4,895,839
     MIST Met/Franklin Mutual Shares Investment Division...........     14,212,887           7,089,913
     MIST Met/Franklin Templeton Founding Strategy
        Investment Division........................................      9,260,122           8,234,626
     MIST Met/Templeton Growth Investment Division.................      5,814,778           5,080,636

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6. STATEMENTS OF INVESTMENTS -- (CONTINUED)



                                                                         AS OF DECEMBER 31, 2012
                                                                    ---------------------------------

                                                                        SHARES            COST ($)
                                                                    --------------     --------------
     MIST Met/Templeton International Bond
        Investment Division........................................        740,238          8,701,281
     MIST MetLife Aggressive Strategy Investment Division..........     11,425,409        117,352,299
     MIST MetLife Balanced Plus Investment Division................    143,603,634      1,413,841,239
     MIST MetLife Multi-Index Targeted Risk
        Investment Division (c)....................................        679,470          6,846,084
     MIST MFS Emerging Markets Equity Investment Division..........      4,620,041         45,592,218
     MIST MFS Research International Investment Division...........     22,652,940        253,331,789
     MIST MLA Mid Cap Investment Division..........................      4,705,494         54,770,936
     MIST Morgan Stanley Mid Cap Growth Investment Division........     28,021,513        286,261,886
     MIST PIMCO Inflation Protected Bond Investment Division.......     59,288,181        661,548,567
     MIST PIMCO Total Return Investment Division...................     96,615,994      1,141,178,255
     MIST Pioneer Strategic Income Investment Division.............      6,093,980         66,040,642
     MIST Pyramis Government Income Investment Division............     54,382,361        587,590,643
     MIST RCM Technology Investment Division.......................     31,591,130        134,085,902
     MIST Schroders Global Multi-Asset Investment Division (b).....     12,325,519        128,688,844
     MIST SSgA Growth and Income ETF Investment Division...........     76,519,402        816,552,704
     MIST SSgA Growth ETF Investment Division......................     10,004,631        101,938,392
     MIST T. Rowe Price Mid Cap Growth Investment Division.........     32,457,790        272,955,924
     MIST Third Avenue Small Cap Value Investment Division.........        775,892         11,080,468
     MSF Baillie Gifford International Stock Investment Division...     17,079,655        186,549,293
     MSF Barclays Capital Aggregate Bond Index
        Investment Division........................................    100,780,126      1,087,213,277
     MSF BlackRock Aggressive Growth Investment Division...........     15,336,699        342,624,920
     MSF BlackRock Bond Income Investment Division.................      4,490,922        478,808,487
     MSF BlackRock Diversified Investment Division.................     36,110,547        589,913,794
     MSF BlackRock Large Cap Value Investment Division.............     22,618,242        245,604,368
     MSF BlackRock Legacy Large Cap Growth
        Investment Division........................................      5,864,337        137,384,748
     MSF BlackRock Money Market Investment Division................        889,848         88,984,815
     MSF Davis Venture Value Investment Division...................     17,025,060        494,345,145
     MSF FI Value Leaders Investment Division......................        414,747         69,953,050
     MSF Jennison Growth Investment Division.......................     13,245,876        153,427,450
     MSF Loomis Sayles Small Cap Core Investment Division..........        639,665        133,630,621
     MSF Loomis Sayles Small Cap Growth Investment Division........      3,798,467         35,469,168
     MSF Met/Artisan Mid Cap Value Investment Division.............      1,086,949        227,391,597
     MSF Met/Dimensional International Small Company
        Investment Division........................................        342,233          4,821,958
     MSF MetLife Conservative Allocation Investment Division.......     49,845,783        542,522,167
     MSF MetLife Conservative to Moderate Allocation
        Investment Division........................................    117,287,560      1,254,998,273
     MSF MetLife Mid Cap Stock Index Investment Division...........     29,520,514        367,791,435
     MSF MetLife Moderate Allocation Investment Division...........    328,116,274      3,472,276,718
     MSF MetLife Moderate to Aggressive Allocation
        Investment Division........................................    140,263,612      1,511,862,750
     MSF MetLife Stock Index Investment Division...................     79,416,695      2,337,060,531
     MSF MFS Total Return Investment Division......................        994,120        134,049,376
     MSF MFS Value Investment Division.............................     21,398,000        267,861,235
     MSF MSCI EAFE Index Investment Division.......................     41,173,024        469,495,747
     MSF Neuberger Berman Genesis Investment Division..............     19,412,931        292,294,695
     MSF Oppenheimer Global Equity Investment Division.............     13,229,482        182,999,226

                                                                          FOR THE YEAR ENDED
                                                                           DECEMBER 31, 2012
                                                                    --------------------------------
                                                                       COST OF           PROCEEDS
                                                                    PURCHASES ($)     FROM SALES ($)
                                                                    -------------     --------------
     MIST Met/Templeton International Bond
        Investment Division........................................     2,512,959          1,098,121
     MIST MetLife Aggressive Strategy Investment Division..........    14,168,896         13,683,633
     MIST MetLife Balanced Plus Investment Division................   809,889,344                 --
     MIST MetLife Multi-Index Targeted Risk
        Investment Division (c)....................................     6,846,084                 --
     MIST MFS Emerging Markets Equity Investment Division..........     5,341,027          4,377,755
     MIST MFS Research International Investment Division...........    12,939,635         30,538,385
     MIST MLA Mid Cap Investment Division..........................     3,942,220         11,747,419
     MIST Morgan Stanley Mid Cap Growth Investment Division........    11,038,368         45,350,347
     MIST PIMCO Inflation Protected Bond Investment Division.......   146,140,658         54,258,575
     MIST PIMCO Total Return Investment Division...................   126,068,127         90,598,282
     MIST Pioneer Strategic Income Investment Division.............    17,822,124          6,790,949
     MIST Pyramis Government Income Investment Division............   389,580,139            121,995
     MIST RCM Technology Investment Division.......................    31,412,893         29,093,188
     MIST Schroders Global Multi-Asset Investment Division (b).....   128,688,844                 --
     MIST SSgA Growth and Income ETF Investment Division...........    90,463,166         47,479,084
     MIST SSgA Growth ETF Investment Division......................    33,206,186         21,773,684
     MIST T. Rowe Price Mid Cap Growth Investment Division.........    53,541,720         29,105,186
     MIST Third Avenue Small Cap Value Investment Division.........     1,320,039            767,257
     MSF Baillie Gifford International Stock Investment Division...     6,733,061         23,940,374
     MSF Barclays Capital Aggregate Bond Index
        Investment Division........................................   139,241,702        104,239,792
     MSF BlackRock Aggressive Growth Investment Division...........     7,059,038         57,058,015
     MSF BlackRock Bond Income Investment Division.................    49,072,209         59,591,316
     MSF BlackRock Diversified Investment Division.................    21,292,854         84,260,128
     MSF BlackRock Large Cap Value Investment Division.............    48,851,936         25,641,858
     MSF BlackRock Legacy Large Cap Growth
        Investment Division........................................     8,822,454         20,523,886
     MSF BlackRock Money Market Investment Division................    41,938,747         40,630,998
     MSF Davis Venture Value Investment Division...................    10,734,138         62,292,825
     MSF FI Value Leaders Investment Division......................     3,940,873         10,861,584
     MSF Jennison Growth Investment Division.......................    96,184,892         19,449,751
     MSF Loomis Sayles Small Cap Core Investment Division..........    10,247,114         22,608,735
     MSF Loomis Sayles Small Cap Growth Investment Division........     2,718,764         12,351,101
     MSF Met/Artisan Mid Cap Value Investment Division.............    11,416,027         32,865,044
     MSF Met/Dimensional International Small Company
        Investment Division........................................     1,309,572            899,111
     MSF MetLife Conservative Allocation Investment Division.......    95,785,122         37,940,600
     MSF MetLife Conservative to Moderate Allocation
        Investment Division........................................   113,874,299         95,953,023
     MSF MetLife Mid Cap Stock Index Investment Division...........    40,628,141         45,799,898
     MSF MetLife Moderate Allocation Investment Division...........   161,919,221        226,532,135
     MSF MetLife Moderate to Aggressive Allocation
        Investment Division........................................    72,938,466        145,690,153
     MSF MetLife Stock Index Investment Division...................   130,745,497        339,438,127
     MSF MFS Total Return Investment Division......................    11,201,501         18,929,794
     MSF MFS Value Investment Division.............................    25,954,379         37,533,416
     MSF MSCI EAFE Index Investment Division.......................    39,777,703         56,044,218
     MSF Neuberger Berman Genesis Investment Division..............     5,595,775         38,725,480
     MSF Oppenheimer Global Equity Investment Division.............    11,927,360         31,908,355

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6. STATEMENTS OF INVESTMENTS -- (CONCLUDED)



                                                                         AS OF DECEMBER 31, 2012
                                                                     --------------------------------

                                                                        SHARES            COST ($)
                                                                     -------------     --------------
     MSF Russell 2000 Index Investment Division....................     18,944,569        230,363,068
     MSF T. Rowe Price Large Cap Growth Investment Division........     11,148,874        148,856,222
     MSF T. Rowe Price Small Cap Growth Investment Division........     16,557,400        222,000,585
     MSF Van Eck Global Natural Resources Investment Division......      3,199,273         46,793,436
     MSF Western Asset Management Strategic Bond Opportunities
        Investment Division........................................     18,251,515        223,861,365
     MSF Western Asset Management U.S. Government
        Investment Division........................................     18,693,860        225,187,375
     MSF Zenith Equity Investment Division.........................        184,407         67,431,973

                                                                           FOR THE YEAR ENDED
                                                                            DECEMBER 31, 2012
                                                                     ---------------------------------
                                                                         COST OF          PROCEEDS
                                                                      PURCHASES ($)    FROM SALES ($)
                                                                     --------------    ---------------
     MSF Russell 2000 Index Investment Division....................     20,136,055          37,835,065
     MSF T. Rowe Price Large Cap Growth Investment Division........     24,080,384          35,174,140
     MSF T. Rowe Price Small Cap Growth Investment Division........     41,785,804          35,396,820
     MSF Van Eck Global Natural Resources Investment Division......     11,174,761           4,211,367
     MSF Western Asset Management Strategic Bond Opportunities
        Investment Division........................................     23,554,583          36,716,515
     MSF Western Asset Management U.S. Government
        Investment Division........................................     19,388,453          27,556,718
     MSF Zenith Equity Investment Division.........................      2,368,591          13,581,949

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.

This page is intentionally left blank.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7. SCHEDULES OF UNITS
   FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011:


                                                                AMERICAN FUNDS GLOBAL
                                       AMERICAN FUNDS BOND      SMALL CAPITALIZATION        AMERICAN FUNDS GROWTH
                                       INVESTMENT DIVISION       INVESTMENT DIVISION         INVESTMENT DIVISION
                                   -------------------------- -------------------------- ---------------------------
                                       2012          2011         2012          2011         2012          2011
                                   ------------  ------------ ------------  ------------ ------------- -------------

Units beginning of year..........     7,776,072     8,896,331   20,869,442    21,870,431     6,775,576     7,571,854
Units issued and transferred
   from other funding options....     1,294,094     1,356,161    2,280,060     4,626,048       582,815       914,304
Units redeemed and transferred
   to other funding options......   (1,806,685)   (2,476,420)  (4,513,715)   (5,627,037)   (1,329,079)   (1,710,582)
                                   ------------  ------------ ------------  ------------ ------------- -------------
Units end of year................     7,263,481     7,776,072   18,635,787    20,869,442     6,029,312     6,775,576
                                   ============  ============ ============  ============ ============= =============


                                        AMERICAN FUNDS                                        CALVERT VP SRI
                                         GROWTH-INCOME          CALVERT VP SRI BALANCED       MID CAP GROWTH
                                      INVESTMENT DIVISION         INVESTMENT DIVISION       INVESTMENT DIVISION
                                   -------------------------- -------------------------- --------------------------
                                       2012          2011         2012          2011         2012          2011
                                   ------------ ------------- ------------  ------------ ------------  ------------

Units beginning of year..........     7,279,154     7,599,619    1,762,417     1,850,748      338,107       371,121
Units issued and transferred
   from other funding options....       845,722     1,332,035      152,782       142,931       40,083        50,570
Units redeemed and transferred
   to other funding options......   (1,605,529)   (1,652,500)    (238,662)     (231,262)     (58,853)      (83,584)
                                   ------------ ------------- ------------  ------------ ------------  ------------
Units end of year................     6,519,347     7,279,154    1,676,537     1,762,417      319,337       338,107
                                   ============ ============= ============  ============ ============  ============

                                                                 FIDELITY VIP            FIDELITY VIP
                                  FIDELITY VIP EQUITY-INCOME   FUNDSMANAGER 50%        FUNDSMANAGER 60%
                                      INVESTMENT DIVISION     INVESTMENT DIVISION     INVESTMENT DIVISION
                                  --------------------------- ------------------- --------------------------
                                       2012          2011          2012 (a)            2012         2011
                                   ------------  ------------    ------------     ------------- ------------

Units beginning of year..........     4,479,503     5,189,262              --        20,820,080   10,055,976
Units issued and transferred
   from other funding options....       171,820       228,952       2,534,046         5,611,397   11,360,209
Units redeemed and transferred
   to other funding options......     (739,794)     (938,711)        (47,605)       (1,477,245)    (596,105)
                                   ------------  ------------    ------------     ------------- ------------
Units end of year................     3,911,529     4,479,503       2,486,441        24,954,232   20,820,080
                                   ============  ============    ============     ============= ============


                                                               FIDELITY VIP INVESTMENT         FIDELITY VIP
                                     FIDELITY VIP GROWTH             GRADE BOND                MONEY MARKET
                                     INVESTMENT DIVISION         INVESTMENT DIVISION        INVESTMENT DIVISION
                                  -------------------------- -------------------------- --------------------------
                                      2012          2011         2012          2011         2012          2011
                                  ------------  ------------ ------------  ------------ ------------- ------------

Units beginning of year..........    1,783,529     2,111,729      691,358       761,081       786,743      766,151
Units issued and transferred
   from other funding options....       82,916       111,010      122,670       127,620     7,746,136   10,767,743
Units redeemed and transferred
   to other funding options......    (232,486)     (439,210)    (127,869)     (197,343)   (7,983,987) (10,747,151)
                                  ------------  ------------ ------------  ------------ ------------- ------------
Units end of year................    1,633,959     1,783,529      686,159       691,358       548,892      786,743
                                  ============  ============ ============  ============ ============= ============

                                      MIST ALLIANCEBERNSTEIN        MIST AMERICAN FUNDS
                                     GLOBAL DYNAMIC ALLOCATION      BALANCED ALLOCATION      MIST AMERICAN FUNDS BOND
                                        INVESTMENT DIVISION         INVESTMENT DIVISION         INVESTMENT DIVISION
                                    --------------------------- --------------------------- ---------------------------
                                        2012        2011 (b)        2012          2011          2012          2011
                                    ------------  ------------- ------------  ------------- ------------  -------------

Units beginning of year...........    49,226,036             --   64,521,397     54,397,965    7,359,866      5,961,314
Units issued and transferred
   from other funding options.....    66,910,567     49,933,655    6,555,285     17,985,030    2,420,909      3,681,706
Units redeemed and transferred
   to other funding options.......   (6,100,527)      (707,619)  (7,513,622)    (7,861,598)  (1,829,460)    (2,283,154)
                                    ------------  ------------- ------------  ------------- ------------  -------------
Units end of year.................   110,036,076     49,226,036   63,563,060     64,521,397    7,951,315      7,359,866
                                    ============  ============= ============  ============= ============  =============


                                        MIST AMERICAN FUNDS           MIST AMERICAN           MIST AMERICAN FUNDS
                                         GROWTH ALLOCATION            FUNDS GROWTH            MODERATE ALLOCATION
                                        INVESTMENT DIVISION        INVESTMENT DIVISION        INVESTMENT DIVISION
                                    -------------------------- -------------------------- --------------------------
                                        2012          2011         2012          2011         2012          2011
                                    ------------  ------------ ------------  ------------ ------------  ------------

Units beginning of year...........    34,204,304    35,239,687   30,941,763    21,779,384   85,202,020    75,010,392
Units issued and transferred
   from other funding options.....     4,136,839     6,621,024    5,324,914    13,871,732    7,327,964    21,099,474
Units redeemed and transferred
   to other funding options.......   (5,598,243)   (7,656,407)  (5,586,083)   (4,709,353)  (9,994,461)  (10,907,846)
                                    ------------  ------------ ------------  ------------ ------------  ------------
Units end of year.................    32,742,900    34,204,304   30,680,594    30,941,763   82,535,523    85,202,020
                                    ============  ============ ============  ============ ============  ============

                                          MIST AQR GLOBAL         MIST BLACKROCK GLOBAL          MIST BLACKROCK
                                           RISK BALANCED           TACTICAL STRATEGIES           LARGE CAP CORE
                                        INVESTMENT DIVISION        INVESTMENT DIVISION         INVESTMENT DIVISION
                                    -------------------------- --------------------------- ---------------------------
                                        2012        2011 (b)       2012        2011 (b)        2012          2011
                                    ------------  ------------ ------------  ------------- ------------  -------------

Units beginning of year...........    56,432,487            --   74,095,325             --   20,393,863     20,665,064
Units issued and transferred
   from other funding options.....   100,576,032    57,034,923   91,329,287     75,032,567    1,856,662      3,888,249
Units redeemed and transferred
   to other funding options.......   (7,139,626)     (602,436) (10,151,738)      (937,242)  (3,582,693)    (4,159,450)
                                    ------------  ------------ ------------  ------------- ------------  -------------
Units end of year.................   149,868,893    56,432,487  155,272,874     74,095,325   18,667,832     20,393,863
                                    ============  ============ ============  ============= ============  =============


                                                                                                MIST CLARION
                                           VARIABLE B                 VARIABLE C             GLOBAL REAL ESTATE
                                       INVESTMENT DIVISION        INVESTMENT DIVISION        INVESTMENT DIVISION
                                    -------------------------- -------------------------- --------------------------
                                        2012          2011         2012          2011         2012          2011
                                    ------------  ------------ ------------  ------------ ------------  ------------

Units beginning of year...........        86,527       103,828        6,155         6,244   16,016,738    15,981,514
Units issued and transferred
   from other funding options.....         5,170           850           --            --    2,348,265     3,423,382
Units redeemed and transferred
   to other funding options.......      (12,210)      (18,151)         (11)          (89)  (3,586,719)   (3,388,158)
                                    ------------  ------------ ------------  ------------ ------------  ------------
Units end of year.................        79,487        86,527        6,144         6,155   14,778,284    16,016,738
                                    ============  ============ ============  ============ ============  ============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7. SCHEDULES OF UNITS -- (CONTINUED)
   FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011:


                                            MIST DREMAN             MIST HARRIS OAKMARK           MIST INVESCO
                                          SMALL CAP VALUE              INTERNATIONAL        BALANCED-RISK ALLOCATION
                                        INVESTMENT DIVISION         INVESTMENT DIVISION        INVESTMENT DIVISION
                                    --------------------------- --------------------------- ------------------------
                                        2012          2011          2012          2011              2012 (c)
                                    ------------  ------------- ------------  -------------       -------------

Units beginning of year...........     1,077,146        657,621   24,605,233     22,318,089                  --
Units issued and transferred
   from other funding options.....       275,802        635,165    4,633,553      7,985,226         257,675,648
Units redeemed and transferred
   to other funding options.......     (253,881)      (215,640)  (6,664,519)    (5,698,082)         (7,349,767)
                                    ------------  ------------- ------------  -------------       -------------
Units end of year.................     1,099,067      1,077,146   22,574,267     24,605,233         250,325,881
                                    ============  ============= ============  =============       =============


                                          MIST INVESCO                                          MIST JPMORGAN
                                        SMALL CAP GROWTH           MIST JANUS FORTY       GLOBAL ACTIVE ALLOCATION
                                       INVESTMENT DIVISION        INVESTMENT DIVISION        INVESTMENT DIVISION
                                    -------------------------- -------------------------- ------------------------
                                        2012          2011         2012          2011             2012 (c)
                                    ------------  ------------ ------------  ------------      -------------

Units beginning of year...........     2,324,510     2,311,559    2,221,380     2,367,336                 --
Units issued and transferred
   from other funding options.....       470,334       916,018      488,726       604,963        174,607,084
Units redeemed and transferred
   to other funding options.......     (661,911)     (903,067)    (580,951)     (750,919)        (5,332,678)
                                    ------------  ------------ ------------  ------------      -------------
Units end of year.................     2,132,933     2,324,510    2,129,155     2,221,380        169,274,406
                                    ============  ============ ============  ============      =============

                                    MIST LEGG MASON CLEARBRIDGE     MIST LOOMIS SAYLES           MIST LORD ABBETT
                                         AGGRESSIVE GROWTH            GLOBAL MARKETS              BOND DEBENTURE
                                        INVESTMENT DIVISION         INVESTMENT DIVISION         INVESTMENT DIVISION
                                    --------------------------- --------------------------- ---------------------------
                                        2012          2011          2012           2011          2012          2011
                                    ------------- ------------- ------------- ------------- -------------  ------------

Units beginning of year...........     10,567,586     3,935,646     1,855,860     1,021,819    14,072,935    14,565,687
Units issued and transferred
   from other funding options.....      3,135,922     9,744,680       743,857     1,469,364     2,555,225     3,423,502
Units redeemed and transferred
   to other funding options.......    (3,356,948)   (3,112,740)     (665,848)     (635,323)   (3,334,307)   (3,916,254)
                                    ------------- ------------- ------------- ------------- -------------  ------------
Units end of year.................     10,346,560    10,567,586     1,933,869     1,855,860    13,293,853    14,072,935
                                    ============= ============= ============= ============= =============  ============


                                     MIST LORD ABBETT      MIST MET/EATON VANCE          MIST MET/FRANKLIN
                                       MID CAP VALUE           FLOATING RATE                  INCOME
                                    INVESTMENT DIVISION     INVESTMENT DIVISION         INVESTMENT DIVISION
                                    ------------------- --------------------------- ---------------------------
                                          2012 (C)          2012          2011          2012          2011
                                       -------------    ------------  ------------- ------------- -------------

Units beginning of year...........                --         581,745        127,652     7,386,050     5,033,319
Units issued and transferred
   from other funding options.....        20,382,431         300,624        646,952     2,698,163     4,744,184
Units redeemed and transferred
   to other funding options.......       (2,780,163)       (201,745)      (192,859)   (2,405,997)   (2,391,453)
                                       -------------    ------------  ------------- ------------- -------------
Units end of year.................        17,602,268         680,624        581,745     7,678,216     7,386,050
                                       =============    ============  ============= ============= =============

                                         MIST MET/FRANKLIN           MIST MET/FRANKLIN      MIST MET/FRANKLIN TEMPLETON
                                     LOW DURATION TOTAL RETURN         MUTUAL SHARES             FOUNDING STRATEGY
                                        INVESTMENT DIVISION         INVESTMENT DIVISION         INVESTMENT DIVISION
                                    --------------------------- --------------------------- ---------------------------
                                        2012         2011 (b)       2012           2011          2012          2011
                                    ------------- ------------- ------------- ------------- -------------  ------------

Units beginning of year...........        678,926            --     5,791,350     4,333,640     6,295,740     6,203,619
Units issued and transferred
   from other funding options.....      1,682,490       872,602     1,126,555     2,722,869       890,335     1,570,872
Units redeemed and transferred
   to other funding options.......      (857,820)     (193,676)   (1,319,613)   (1,265,159)   (1,069,246)   (1,478,751)
                                    ------------- ------------- ------------- ------------- -------------  ------------
Units end of year.................      1,503,596       678,926     5,598,292     5,791,350     6,116,829     6,295,740
                                    ============= ============= ============= ============= =============  ============


                                        MIST MET/TEMPLETON          MIST MET/TEMPLETON             MIST METLIFE
                                              GROWTH                INTERNATIONAL BOND          AGGRESSIVE STRATEGY
                                        INVESTMENT DIVISION         INVESTMENT DIVISION         INVESTMENT DIVISION
                                    --------------------------- --------------------------- ---------------------------
                                        2012           2011          2012          2011          2012        2011 (b)
                                    ------------- ------------- ------------- ------------- -------------  ------------

Units beginning of year...........      2,619,413     1,927,337       586,262       363,350     9,693,030            --
Units issued and transferred
   from other funding options.....        891,401     1,392,110       190,431       410,962     1,937,566    11,291,503
Units redeemed and transferred
   to other funding options.......      (903,902)     (700,034)     (133,645)     (188,050)   (1,860,800)   (1,598,473)
                                    ------------- ------------- ------------- ------------- -------------  ------------
Units end of year.................      2,606,912     2,619,413       643,048       586,262     9,769,796     9,693,030
                                    ============= ============= ============= ============= =============  ============

                                                                   MIST METLIFE
                                                                    MULTI-INDEX         MIST MFS EMERGING
                                    MIST METLIFE BALANCED PLUS     TARGETED RISK         MARKETS EQUITY
                                        INVESTMENT DIVISION     INVESTMENT DIVISION    INVESTMENT DIVISION
                                    --------------------------- ------------------- --------------------------
                                        2012        2011 (b)         2012 (d)           2012          2011
                                    ------------  -------------    ------------     ------------  ------------

Units beginning of year...........    64,032,367             --              --        4,108,037     2,608,505
Units issued and transferred
   from other funding options.....    89,719,058     64,979,961       6,840,315        1,018,318     2,154,412
Units redeemed and transferred
   to other funding options.......   (7,297,931)      (947,594)        (31,416)        (889,619)     (654,880)
                                    ------------  -------------    ------------     ------------  ------------
Units end of year.................   146,453,494     64,032,367       6,808,899        4,236,736     4,108,037
                                    ============  =============    ============     ============  ============



                                         MIST MFS RESEARCH                                    MIST MORGAN STANLEY
                                           INTERNATIONAL            MIST MLA MID CAP            MID CAP GROWTH
                                        INVESTMENT DIVISION        INVESTMENT DIVISION        INVESTMENT DIVISION
                                    -------------------------- -------------------------- ---------------------------
                                        2012          2011         2012          2011         2012          2011
                                    ------------  ------------ ------------  ------------ ------------  -------------

Units beginning of year...........    19,673,406    20,874,325    4,027,371     4,081,305   23,184,585     24,873,224
Units issued and transferred
   from other funding options.....     2,239,537     3,802,664      575,981       962,912    2,531,911      4,016,812
Units redeemed and transferred
   to other funding options.......   (4,235,096)   (5,003,583)  (1,058,966)   (1,016,846)  (4,741,015)    (5,705,451)
                                    ------------  ------------ ------------  ------------ ------------  -------------
Units end of year.................    17,677,847    19,673,406    3,544,386     4,027,371   20,975,481     23,184,585
                                    ============  ============ ============  ============ ============  =============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7. SCHEDULES OF UNITS -- (CONTINUED)
   FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011:


                                      MIST PIMCO INFLATION                                      MIST PIONEER
                                         PROTECTED BOND         MIST PIMCO TOTAL RETURN       STRATEGIC INCOME
                                       INVESTMENT DIVISION        INVESTMENT DIVISION        INVESTMENT DIVISION
                                    -------------------------- -------------------------- --------------------------
                                        2012          2011         2012          2011         2012          2011
                                    ------------  ------------ ------------  ------------ ------------  ------------

Units beginning of year...........    39,768,473    33,648,714   69,538,746    67,513,724    2,135,286     1,345,150
Units issued and transferred
   from other funding options.....    12,798,628    17,584,975   14,884,385    22,014,158      884,420     1,370,699
Units redeemed and transferred
   to other funding options.......  (10,187,550)  (11,465,216) (14,566,447)  (19,989,136)    (565,032)     (580,563)
                                    ------------  ------------ ------------  ------------ ------------  ------------
Units end of year.................    42,379,551    39,768,473   69,856,684    69,538,746    2,454,674     2,135,286
                                    ============  ============ ============  ============ ============  ============


                                           MIST PYRAMIS                                       MIST SCHRODERS
                                         GOVERNMENT INCOME          MIST RCM TECHNOLOGY     GLOBAL MULTI-ASSET
                                        INVESTMENT DIVISION         INVESTMENT DIVISION     INVESTMENT DIVISION
                                    --------------------------- --------------------------- -------------------
                                         2012        2011 (b)       2012           2011          2012 (c)
                                    ------------- ------------- ------------- -------------    ------------

Units beginning of year...........     18,617,176            --    21,582,783    21,798,046              --
Units issued and transferred
   from other funding options.....     42,564,339    19,525,713     5,128,162     9,310,510     125,006,866
Units redeemed and transferred
   to other funding options.......    (6,371,812)     (908,537)   (7,185,657)   (9,525,773)     (3,384,417)
                                    ------------- ------------- ------------- -------------    ------------
Units end of year.................     54,809,703    18,617,176    19,525,288    21,582,783     121,622,449
                                    ============= ============= ============= =============    ============

                                       MIST SSGA GROWTH AND                                    MIST T. ROWE PRICE
                                            INCOME ETF            MIST SSGA GROWTH ETF           MID CAP GROWTH
                                        INVESTMENT DIVISION        INVESTMENT DIVISION         INVESTMENT DIVISION
                                    -------------------------- --------------------------- ---------------------------
                                        2012          2011         2012          2011          2012          2011
                                    ------------  ------------ ------------  ------------- ------------  -------------

Units beginning of year...........    69,044,794    49,243,201    8,738,265      7,423,121   28,074,170     26,424,580
Units issued and transferred
   from other funding options.....     9,650,667    27,020,206    3,233,040      4,159,250    5,030,132      9,489,958
Units redeemed and transferred
   to other funding options.......   (8,489,812)   (7,218,613)  (2,649,622)    (2,844,106)  (6,333,801)    (7,840,368)
                                    ------------  ------------ ------------  ------------- ------------  -------------
Units end of year.................    70,205,649    69,044,794    9,321,683      8,738,265   26,770,501     28,074,170
                                    ============  ============ ============  ============= ============  =============


                                        MIST THIRD AVENUE         MSF BAILLIE GIFFORD        MSF BARCLAYS CAPITAL
                                         SMALL CAP VALUE          INTERNATIONAL STOCK        AGGREGATE BOND INDEX
                                       INVESTMENT DIVISION        INVESTMENT DIVISION         INVESTMENT DIVISION
                                    -------------------------- -------------------------- ---------------------------
                                        2012          2011         2012          2011          2012          2011
                                    ------------  ------------ ------------  ------------ -------------  ------------

Units beginning of year...........       611,373       553,242   14,325,010    15,081,511    67,360,242    67,541,233
Units issued and transferred
   from other funding options.....       138,841       139,572    1,353,198     2,223,813    14,038,032    17,480,170
Units redeemed and transferred
   to other funding options.......      (99,475)      (81,441)  (2,933,480)   (2,980,314)  (13,722,960)  (17,661,161)
                                    ------------  ------------ ------------  ------------ -------------  ------------
Units end of year.................       650,739       611,373   12,744,728    14,325,010    67,675,314    67,360,242
                                    ============  ============ ============  ============ =============  ============

                                           MSF BLACKROCK               MSF BLACKROCK               MSF BLACKROCK
                                         AGGRESSIVE GROWTH              BOND INCOME                 DIVERSIFIED
                                        INVESTMENT DIVISION         INVESTMENT DIVISION         INVESTMENT DIVISION
                                    --------------------------- --------------------------- ---------------------------
                                        2012           2011          2012          2011         2012          2011
                                    -------------  ------------ -------------  ------------ ------------  -------------

Units beginning of year...........     12,356,496    13,591,177    13,863,749    14,977,082   18,361,628     20,865,957
Units issued and transferred
   from other funding options.....        838,461     1,304,655     1,718,390     2,235,579      784,232        845,517
Units redeemed and transferred
   to other funding options.......    (2,006,067)   (2,539,336)   (2,665,723)   (3,348,912)  (2,668,427)    (3,349,846)
                                    -------------  ------------ -------------  ------------ ------------  -------------
Units end of year.................     11,188,890    12,356,496    12,916,416    13,863,749   16,477,433     18,361,628
                                    =============  ============ =============  ============ ============  =============


                                           MSF BLACKROCK           MSF BLACKROCK LEGACY            MSF BLACKROCK
                                          LARGE CAP VALUE            LARGE CAP GROWTH              MONEY MARKET
                                        INVESTMENT DIVISION         INVESTMENT DIVISION         INVESTMENT DIVISION
                                    --------------------------- --------------------------- ---------------------------
                                        2012          2011          2012           2011         2012           2011
                                    ------------  ------------- ------------- ------------- -------------  ------------

Units beginning of year...........    18,527,061     17,848,335    10,497,393    10,566,230     7,581,515     7,489,620
Units issued and transferred
   from other funding options.....     3,128,157      5,752,391     1,159,171     2,872,411     3,155,623     5,471,086
Units redeemed and transferred
   to other funding options.......   (4,131,615)    (5,073,665)   (2,143,017)   (2,941,248)   (4,155,109)   (5,379,191)
                                    ------------  ------------- ------------- ------------- -------------  ------------
Units end of year.................    17,523,603     18,527,061     9,513,547    10,497,393     6,582,029     7,581,515
                                    ============  ============= ============= ============= =============  ============


                                      MSF DAVIS VENTURE VALUE      MSF FI VALUE LEADERS         MSF JENNISON GROWTH
                                        INVESTMENT DIVISION         INVESTMENT DIVISION         INVESTMENT DIVISION
                                    --------------------------- --------------------------- ---------------------------
                                         2012          2011         2012          2011          2012           2011
                                    -------------  ------------ ------------  ------------- ------------- -------------

Units beginning of year...........     23,022,534    24,503,478    4,767,521      5,386,863    15,846,735    12,651,183
Units issued and transferred
   from other funding options.....      1,831,314     3,657,253      320,195        519,911    15,949,377     8,635,917
Units redeemed and transferred
   to other funding options.......    (4,070,617)   (5,138,197)    (892,353)    (1,139,253)   (7,622,847)   (5,440,365)
                                    -------------  ------------ ------------  ------------- ------------- -------------
Units end of year.................     20,783,231    23,022,534    4,195,363      4,767,521    24,173,265    15,846,735
                                    =============  ============ ============  ============= ============= =============


                                         MSF LOOMIS SAYLES           MSF LOOMIS SAYLES            MSF MET/ARTISAN
                                          SMALL CAP CORE             SMALL CAP GROWTH              MID CAP VALUE
                                        INVESTMENT DIVISION         INVESTMENT DIVISION         INVESTMENT DIVISION
                                    --------------------------- --------------------------- ---------------------------
                                        2012           2011          2012          2011         2012          2011
                                    ------------- ------------- -------------  ------------ ------------  -------------

Units beginning of year...........      7,753,152     8,483,306     4,424,648     4,256,184    9,138,238     10,171,808
Units issued and transferred
   from other funding options.....        630,485     1,299,042       561,427     1,809,520      966,064      1,286,453
Units redeemed and transferred
   to other funding options.......    (1,630,151)   (2,029,196)   (1,333,869)   (1,641,056)  (2,021,989)    (2,320,023)
                                    ------------- ------------- -------------  ------------ ------------  -------------
Units end of year.................      6,753,486     7,753,152     3,652,206     4,424,648    8,082,313      9,138,238
                                    ============= ============= =============  ============ ============  =============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7. SCHEDULES OF UNITS -- (CONCLUDED)
   FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011:


                                       MSF MET/DIMENSIONAL             MSF METLIFE          MSF METLIFE CONSERVATIVE
                                   INTERNATIONAL SMALL COMPANY   CONSERVATIVE ALLOCATION     TO MODERATE ALLOCATION
                                       INVESTMENT DIVISION         INVESTMENT DIVISION         INVESTMENT DIVISION
                                   --------------------------- --------------------------- ---------------------------
                                        2012          2011         2012           2011         2012          2011
                                    ------------  ------------ -------------  ------------ ------------- -------------

Units beginning of year...........       284,129       194,434    40,920,905    34,931,385   105,687,728    92,893,969
Units issued and transferred
   from other funding options.....        76,259       173,804    10,391,240    15,179,052    15,333,313    29,413,098
Units redeemed and transferred
   to other funding options.......      (76,859)      (84,109)   (7,870,981)   (9,189,532)  (15,896,985)  (16,619,339)
                                    ------------  ------------ -------------  ------------ ------------- -------------
Units end of year.................       283,529       284,129    43,441,164    40,920,905   105,124,056   105,687,728
                                    ============  ============ =============  ============ ============= =============


                                          MSF METLIFE                 MSF METLIFE            MSF METLIFE MODERATE
                                      MID CAP STOCK INDEX         MODERATE ALLOCATION      TO AGGRESSIVE ALLOCATION
                                      INVESTMENT DIVISION         INVESTMENT DIVISION         INVESTMENT DIVISION
                                   -------------------------- --------------------------- ---------------------------
                                       2012          2011          2012          2011         2012          2011
                                   ------------  ------------ ------------- ------------- ------------- -------------

Units beginning of year...........   23,078,700    23,301,277   307,124,843   270,336,724   136,308,678   138,767,656
Units issued and transferred
   from other funding options.....    3,950,201     6,331,509    27,022,083    75,515,483    11,376,066    15,206,687
Units redeemed and transferred
   to other funding options.......  (5,135,519)   (6,554,086)  (35,328,087)  (38,727,364)  (18,288,367)  (17,665,665)
                                   ------------  ------------ ------------- ------------- ------------- -------------
Units end of year.................   21,893,382    23,078,700   298,818,839   307,124,843   129,396,377   136,308,678
                                   ============  ============ ============= ============= ============= =============


                                      MSF METLIFE STOCK INDEX      MSF MFS TOTAL RETURN            MSF MFS VALUE
                                        INVESTMENT DIVISION         INVESTMENT DIVISION         INVESTMENT DIVISION
                                    --------------------------- --------------------------- ---------------------------
                                        2012          2011          2012          2011          2012          2011
                                    ------------  ------------- ------------  ------------- ------------  -------------

Units beginning of year...........    64,969,064     69,017,391    6,944,475      7,658,769   22,395,513     23,312,590
Units issued and transferred
   from other funding options.....     6,623,452      9,598,802      547,775        634,545    3,611,574      4,671,544
Units redeemed and transferred
   to other funding options.......  (12,419,465)   (13,647,129)  (1,513,754)    (1,348,839)  (4,975,142)    (5,588,621)
                                    ------------  ------------- ------------  ------------- ------------  -------------
Units end of year.................    59,173,051     64,969,064    5,978,496      6,944,475   21,031,945     22,395,513
                                    ============  ============= ============  ============= ============  =============


                                                                      MSF NEUBERGER             MSF OPPENHEIMER
                                        MSF MSCI EAFE INDEX          BERMAN GENESIS              GLOBAL EQUITY
                                        INVESTMENT DIVISION        INVESTMENT DIVISION        INVESTMENT DIVISION
                                    -------------------------- -------------------------- --------------------------
                                        2012          2011         2012          2011         2012          2011
                                    ------------  ------------ ------------  ------------ ------------  ------------

Units beginning of year...........    38,516,192    36,009,259   16,685,101    18,897,311   11,458,967    11,471,149
Units issued and transferred
   from other funding options.....     6,587,704     9,430,480    1,474,144     1,954,420    1,481,210     2,552,540
Units redeemed and transferred
   to other funding options.......   (8,385,196)   (6,923,547)  (3,437,634)   (4,166,630)  (2,535,408)   (2,564,722)
                                    ------------  ------------ ------------  ------------ ------------  ------------
Units end of year.................    36,718,700    38,516,192   14,721,611    16,685,101   10,404,769    11,458,967
                                    ============  ============ ============  ============ ============  ============


                                                                     MSF T. ROWE PRICE           MSF T. ROWE PRICE
                                      MSF RUSSELL 2000 INDEX         LARGE CAP GROWTH            SMALL CAP GROWTH
                                        INVESTMENT DIVISION         INVESTMENT DIVISION         INVESTMENT DIVISION
                                    --------------------------- --------------------------- ---------------------------
                                        2012          2011          2012          2011          2012          2011
                                    ------------  ------------- ------------  ------------- ------------- -------------

Units beginning of year...........    14,971,453     15,715,274   12,337,838     13,494,657    14,031,031    14,000,629
Units issued and transferred
   from other funding options.....     3,097,031      3,866,036    2,965,900      2,183,137     2,267,606     4,272,993
Units redeemed and transferred
   to other funding options.......   (4,048,298)    (4,609,857)  (3,516,345)    (3,339,956)   (3,144,024)   (4,242,591)
                                    ------------  ------------- ------------  ------------- ------------- -------------
Units end of year.................    14,020,186     14,971,453   11,787,393     12,337,838    13,154,613    14,031,031
                                    ============  ============= ============  ============= ============= =============


                                                                    MSF WESTERN ASSET             MSF WESTERN
                                        MSF VAN ECK GLOBAL        MANAGEMENT STRATEGIC         ASSET MANAGEMENT
                                         NATURAL RESOURCES         BOND OPPORTUNITIES           U.S. GOVERNMENT
                                        INVESTMENT DIVISION        INVESTMENT DIVISION        INVESTMENT DIVISION
                                    -------------------------- -------------------------- --------------------------
                                        2012          2011         2012          2011         2012          2011
                                    ------------  ------------ ------------  ------------ ------------  ------------

Units beginning of year...........     2,291,756     1,309,383   11,333,345    13,288,962   14,053,184    15,023,442
Units issued and transferred
   from other funding options.....       905,275     1,504,512    1,681,775     1,681,261    2,410,173     3,579,419
Units redeemed and transferred
   to other funding options.......     (585,357)     (522,139)  (2,669,330)   (3,636,878)  (3,314,841)   (4,549,677)
                                    ------------  ------------ ------------  ------------ ------------  ------------
Units end of year.................     2,611,674     2,291,756   10,345,790    11,333,345   13,148,516    14,053,184
                                    ============  ============ ============  ============ ============  ============

                                          MSF ZENITH EQUITY
                                         INVESTMENT DIVISION
                                     ---------------------------
                                         2012           2011
                                     ------------- -------------

Units beginning of year............      3,127,103     3,651,183
Units issued and transferred
   from other funding options......        144,946       133,676
Units redeemed and transferred
   to other funding options........      (614,929)     (657,756)
                                     ------------- -------------
Units end of year..................      2,657,120     3,127,103
                                     ============= =============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS


The Company sells a number of variable annuity products which have unique combinations of features and fees, some of which directly affect the unit values of the Investment Divisions. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying fund, series, or portfolio, for the respective stated periods in the five years ended December 31, 2012:

                                                                 AS OF DECEMBER 31
                                                 --------------------------------------------------
                                                                    UNIT VALUE
                                                                     LOWEST TO            NET
                                                     UNITS          HIGHEST ($)       ASSETS ($)
                                                 -------------   ----------------   ---------------
  American Funds Bond                      2012      7,263,481      15.00 - 20.21       128,509,424
     Investment Division                   2011      7,776,072      14.60 - 19.30       132,354,078
                                           2010      8,896,331      14.11 - 18.31       144,729,120
                                           2009      9,420,222      13.60 - 17.31       146,076,081
                                           2008      9,086,361      12.39 - 15.47       126,975,777

  American Funds Global Small              2012     18,635,787       2.81 - 31.78       512,261,353
     Capitalization Investment             2011     20,869,442       2.41 - 27.10       488,925,353
     Division                              2010     21,870,431       3.03 - 33.77       638,167,766
                                           2009     22,146,914       2.52 - 27.79       528,416,498
                                           2008     21,297,918       1.59 - 17.36       315,284,802

  American Funds Growth                    2012      6,029,312     15.10 - 207.87       978,263,065
     Investment Division                   2011      6,775,576     12.97 - 177.66       943,068,284
                                           2010      7,571,854     13.72 - 186.99     1,104,322,652
                                           2009      8,261,553     11.70 - 158.74     1,020,275,073
                                           2008      8,477,946      8.50 - 114.72       752,066,110

  American Funds                           2012      6,519,347     11.07 - 141.56       728,354,448
     Growth-Income Investment              2011      7,279,154      9.58 - 121.41       689,767,422
     Division                              2010      7,599,619      9.91 - 124.60       738,591,508
                                           2009      7,531,106      9.04 - 112.66       664,724,752
                                           2008      7,608,552       7.00 - 86.49       510,830,623

  Calvert VP SRI Balanced                  2012      1,676,537      24.33 - 32.31        51,646,891
     Investment Division                   2011      1,762,417      22.36 - 29.60        49,903,373
                                           2010      1,850,748      21.72 - 28.66        50,866,287
                                           2009      1,901,894      19.68 - 25.89        47,408,049
                                           2008      1,958,099      15.95 - 20.92        39,625,750

  Calvert VP SRI Mid Cap                   2012        319,337      38.64 - 38.65        12,341,511
     Growth Investment Division            2011        338,107      33.41 - 33.42        11,298,697
                                           2010        371,121      32.96 - 32.97        12,234,406
                                           2009        370,911              25.31         9,388,607
                                           2008        377,930              19.35         7,315,009

  Fidelity VIP Equity-Income               2012      3,911,529       6.34 - 51.32        81,994,570
     Investment Division                   2011      4,479,503       5.48 - 44.17        78,185,094
                                           2010      5,189,262       5.50 - 44.15        91,649,413
                                           2009      6,023,263       4.84 - 38.71        88,951,615
                                           2008      7,160,081       3.77 - 30.01        77,071,469

  Fidelity VIP FundsManager                2012      2,486,441      11.31 - 11.42        28,315,173
     50% Investment Division
     (Commenced 7/23/2012)

                                                            FOR THE YEAR ENDED DECEMBER 31
                                                 ------------------------------------------------------
                                                  INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                     INCOME           LOWEST TO           LOWEST TO
                                                    RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                                 --------------  -----------------   ------------------
  American Funds Bond                      2012        2.43          0.50 - 2.55            2.71 - 4.69
     Investment Division                   2011        2.88          0.50 - 2.55            3.44 - 5.42
                                           2010        2.96          0.50 - 2.55            3.76 - 5.75
                                           2009        3.27          0.50 - 2.55           9.76 - 11.88
                                           2008        5.10          0.50 - 2.30       (11.63) - (9.95)

  American Funds Global Small              2012        1.34          0.50 - 2.55          15.19 - 17.41
     Capitalization Investment             2011        1.34          0.50 - 2.55      (21.18) - (19.67)
     Division                              2010        1.73          0.50 - 2.55          19.33 - 21.62
                                           2009        0.29          0.50 - 2.55          57.24 - 60.26
                                           2008          --          0.50 - 2.30      (54.18) - (53.87)

  American Funds Growth                    2012        0.78          0.50 - 2.55          14.91 - 17.13
     Investment Division                   2011        0.60          0.50 - 2.55        (6.68) - (4.89)
                                           2010        0.71          0.50 - 2.55          15.70 - 17.91
                                           2009        0.67          0.50 - 2.55          35.90 - 38.52
                                           2008        0.81          0.50 - 2.30      (44.66) - (44.39)

  American Funds                           2012        1.59          0.50 - 2.55          14.51 - 16.72
     Growth-Income Investment              2011        1.54          0.50 - 2.55        (4.30) - (2.47)
     Division                              2010        1.51          0.50 - 2.55           8.62 - 10.71
                                           2009        1.65          0.50 - 2.55          27.94 - 30.40
                                           2008        1.67          0.50 - 2.30      (38.81) - (38.31)

  Calvert VP SRI Balanced                  2012        1.21          0.50 - 1.55            8.80 - 9.96
     Investment Division                   2011        1.29          0.50 - 1.55            2.96 - 4.04
                                           2010        1.43          0.50 - 1.55          10.37 - 11.54
                                           2009        2.21          0.50 - 1.55          23.36 - 24.67
                                           2008        2.49          0.50 - 1.55      (32.39) - (32.17)

  Calvert VP SRI Mid Cap                   2012          --                 0.95                  15.65
     Growth Investment Division            2011          --                 0.95                   1.37
                                           2010          --                 0.95                  30.24
                                           2009          --                 0.95          30.77 - 30.78
                                           2008          --          0.95 - 1.35                (37.80)

  Fidelity VIP Equity-Income               2012        3.08          0.95 - 1.35          15.73 - 16.20
     Investment Division                   2011        2.34          0.95 - 1.35          (0.38) - 0.03
                                           2010        1.80          0.95 - 1.35          13.62 - 14.07
                                           2009        2.29          0.95 - 1.35          28.45 - 28.99
                                           2008        2.30          0.95 - 1.35      (43.39) - (43.20)

  Fidelity VIP FundsManager                2012        2.68          1.90 - 2.05            4.04 - 4.11
     50% Investment Division
     (Commenced 7/23/2012)

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                 AS OF DECEMBER 31
                                                 --------------------------------------------------
                                                                    UNIT VALUE
                                                                     LOWEST TO             NET
                                                     UNITS          HIGHEST ($)        ASSETS ($)
                                                 -------------   -----------------  ---------------
  Fidelity VIP FundsManager                2012     24,954,232       10.37 - 10.45      260,007,961
     60% Investment Division               2011     20,820,080         9.48 - 9.54      198,202,397
     (Commenced 10/15/2009)                2010     10,055,976         9.88 - 9.93       99,633,507
                                           2009         28,017         8.87 - 8.90          248,942

  Fidelity VIP Growth                      2012      1,633,959       47.61 - 47.62       77,803,882
     Investment Division                   2011      1,783,529               41.91       74,754,203
                                           2010      2,111,729       42.22 - 42.23       89,166,883
                                           2009      2,292,307       34.32 - 34.33       78,687,001
                                           2008      2,438,573               27.01       65,868,936

  Fidelity VIP Investment                  2012        686,159       32.46 - 32.47       22,278,308
     Grade Bond                            2011        691,358               30.95       21,398,778
     Investment Division                   2010        761,081               29.11       22,154,719
                                           2009        794,594               27.26       21,659,031
                                           2008        730,222               23.78       17,363,022

  Fidelity VIP Money Market                2012        548,892       10.71 - 16.72        8,724,752
     Investment Division                   2011        786,743       10.92 - 16.86       12,168,038
                                           2010        766,151       11.14 - 17.00       12,251,820
                                           2009        942,138       11.34 - 17.12       15,639,330
                                           2008        864,063               17.15       14,823,280

  MIST AllianceBernstein                   2012    110,036,076       10.41 - 10.61    1,165,993,492
     Global Dynamic Allocation             2011     49,226,036         9.70 - 9.75      479,791,726
     Investment Division
     (Commenced 5/2/2011)

  MIST American Funds                      2012     63,563,060       10.24 - 11.22      683,639,223
     Balanced Allocation                   2011     64,521,397         9.23 - 9.92      618,948,646
     Investment Division                   2010     54,397,965        9.65 - 10.17      539,848,602
     (Commenced 4/28/2008)                 2009     30,034,186         8.81 - 9.11      269,080,901
                                           2008      9,087,721         6.97 - 7.06       63,741,086

  MIST American Funds Bond                 2012      7,951,315       10.74 - 11.31       89,292,265
     Investment Division                   2011      7,359,866       10.47 - 10.90       79,806,796
     (Commenced 11/7/2008                  2010      5,961,314       10.12 - 10.43       61,894,293
     and began transactions in 2009)       2009      1,987,475         9.79 - 9.94       19,704,304

  MIST American Funds Growth               2012     32,742,900        9.70 - 10.56      333,268,561
     Allocation Investment                 2011     34,204,304         8.55 - 9.14      303,484,652
     Division                              2010     35,239,687         9.18 - 9.64      332,353,082
     (Commenced 4/28/2008)                 2009     32,850,723         8.28 - 8.54      276,545,341
                                           2008     15,561,108         6.32 - 6.40       99,006,699

  MIST American Funds Growth               2012     30,680,594        9.63 - 10.14      309,469,419
     Investment Division                   2011     30,941,763         8.39 - 8.74      269,245,330
     (Commenced 11/7/2008                  2010     21,779,384         9.00 - 9.27      201,192,477
     and began transactions in 2009)       2009      8,205,983         7.78 - 7.92       64,876,014

  MIST American Funds                      2012     82,535,523       10.49 - 11.42      908,733,316
     Moderate Allocation                   2011     85,202,020        9.69 - 10.36      857,229,344
     Investment Division                   2010     75,010,392        9.89 - 10.39      762,782,012
     (Commenced 4/28/2008)                 2009     46,032,309         9.21 - 9.50      431,332,093
                                           2008     15,201,857         7.64 - 7.74      116,911,851

                                                           FOR THE YEAR ENDED DECEMBER 31
                                                 -----------------------------------------------------
                                                 INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                    INCOME           LOWEST TO           LOWEST TO
                                                   RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                                 -------------   ----------------    -----------------
  Fidelity VIP FundsManager                2012       1.50           1.90 - 2.05           9.33 - 9.49
     60% Investment Division               2011       1.89           1.90 - 2.05       (4.01) - (3.87)
     (Commenced 10/15/2009)                2010       2.44           1.90 - 2.05         11.32 - 11.49
                                           2009       1.19           1.90 - 2.05           0.07 - 0.09

  Fidelity VIP Growth                      2012       0.58                  0.95         13.60 - 13.61
     Investment Division                   2011       0.34                  0.95                (0.74)
                                           2010       0.28                  0.95         23.00 - 23.01
                                           2009       0.45                  0.95         27.08 - 27.09
                                           2008       0.78           0.95 - 1.35               (47.67)

  Fidelity VIP Investment                  2012       2.35                  0.95                  4.90
     Grade Bond                            2011       3.16                  0.95           6.32 - 6.33
     Investment Division                   2010       3.50                  0.95                  6.79
                                           2009       8.79                  0.95         14.63 - 14.64
                                           2008       4.32           0.95 - 1.35                (4.15)

  Fidelity VIP Money Market                2012       0.13           0.95 - 2.05       (1.93) - (0.81)
     Investment Division                   2011       0.10           0.95 - 2.05       (1.94) - (0.83)
                                           2010       0.17           0.95 - 2.05       (1.82) - (0.70)
                                           2009       0.72           0.95 - 2.05       (0.39) - (0.22)
                                           2008       3.01           0.95 - 1.35                  2.08

  MIST AllianceBernstein                   2012       0.09           1.15 - 2.30           2.79 - 8.82
     Global Dynamic Allocation             2011       0.98           1.15 - 2.00       (3.01) - (2.47)
     Investment Division
     (Commenced 5/2/2011)

  MIST American Funds                      2012       1.68           0.50 - 2.30         10.93 - 13.06
     Balanced Allocation                   2011       1.26           0.50 - 2.30       (4.34) - (2.43)
     Investment Division                   2010       1.00           0.50 - 2.30          9.61 - 11.67
     (Commenced 4/28/2008)                 2009         --           0.50 - 2.30         26.39 - 29.21
                                           2008       6.96           0.50 - 2.30     (30.30) - (29.40)

  MIST American Funds Bond                 2012       2.55           1.15 - 2.25           2.57 - 3.71
     Investment Division                   2011       2.15           1.15 - 2.25           3.44 - 4.58
     (Commenced 11/7/2008                  2010       1.53           1.15 - 2.25           3.74 - 4.89
     and began transactions in 2009)       2009         --           1.15 - 2.05          9.85 - 10.84

  MIST American Funds Growth               2012       1.20           0.50 - 2.30         13.50 - 15.58
     Allocation Investment                 2011       1.12           0.50 - 2.30       (6.89) - (5.21)
     Division                              2010       0.88           0.50 - 2.30         10.91 - 12.92
     (Commenced 4/28/2008)                 2009         --           0.50 - 2.30         31.00 - 33.36
                                           2008       7.24           0.50 - 2.30     (36.80) - (36.00)

  MIST American Funds Growth               2012       0.32           1.15 - 2.25         14.79 - 16.06
     Investment Division                   2011       0.34           1.15 - 2.25       (6.71) - (5.69)
     (Commenced 11/7/2008                  2010       0.18           1.15 - 2.25         15.69 - 16.97
     and began transactions in 2009)       2009         --           1.15 - 2.25         35.80 - 37.30

  MIST American Funds                      2012       2.04           0.50 - 2.30          8.31 - 10.28
     Moderate Allocation                   2011       1.54           0.50 - 2.30       (2.08) - (0.31)
     Investment Division                   2010       1.41           0.50 - 2.30           7.40 - 9.36
     (Commenced 4/28/2008)                 2009         --           0.50 - 2.30         20.59 - 22.79
                                           2008       6.90           0.50 - 2.30     (23.60) - (22.60)

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                 AS OF DECEMBER 31
                                                 --------------------------------------------------
                                                                    UNIT VALUE
                                                                     LOWEST TO             NET
                                                     UNITS          HIGHEST ($)        ASSETS ($)
                                                 -------------   -----------------  ---------------
  MIST AQR Global Risk                     2012    149,868,893       11.38 - 11.61    1,737,315,768
     Balanced Investment Division          2011     56,432,487       10.56 - 10.62      599,167,858
     (Commenced 5/2/2011)

  MIST BlackRock Global                    2012    155,272,874       10.17 - 10.34    1,603,180,946
     Tactical Strategies                   2011     74,095,325         9.53 - 9.58      709,763,094
     Investment Division
     (Commenced 5/2/2011)

  MIST BlackRock Large Cap                 2012     18,667,832        7.12 - 91.54      616,700,346
     Core Investment Division              2011     20,393,863        6.37 - 81.12      607,789,646
                                           2010     20,665,064        6.44 - 81.32      657,439,675
                                           2009     21,088,063        5.80 - 72.68      639,219,543
                                           2008     22,354,205        4.93 - 61.28      589,682,261

  Variable B Investment                    2012         79,487      46.73 - 164.31       12,413,480
     Division                              2011         86,527      39.85 - 145.99       12,494,159
                                           2010        103,828      39.93 - 146.66       14,265,716
                                           2009        122,189      35.69 - 131.40       15,078,294
                                           2008        142,021      30.10 - 111.12       14,787,926

  Variable C Investment                    2012          6,144     164.31 - 213.98        1,223,254
     Division                              2011          6,155     145.99 - 188.23        1,080,417
                                           2010          6,244     146.66 - 187.23        1,092,411
                                           2009          6,758     131.40 - 166.08        1,044,718
                                           2008          9,309     111.12 - 139.06        1,191,340

  MIST Clarion Global Real                 2012     14,778,284        2.89 - 17.84      245,411,646
     Estate Investment Division            2011     16,016,738        2.31 - 14.23      213,895,843
                                           2010     15,981,514        2.46 - 15.15      228,566,225
                                           2009     16,166,181        2.14 - 13.11      201,669,413
                                           2008     16,424,718         1.60 - 9.78      154,233,055

  MIST Dreman Small Cap Value              2012      1,099,067       14.06 - 15.07       16,406,071
     Investment Division                   2011      1,077,146       12.44 - 13.21       14,113,642
     (Commenced 11/7/2008                  2010        657,621       14.17 - 14.91        9,722,885
     and began transactions in 2009)       2009        238,413       12.13 - 12.65        2,992,834

  MIST Harris Oakmark                      2012     22,574,267        2.19 - 23.79      476,492,534
     International Investment              2011     24,605,233        1.71 - 18.49      402,888,469
     Division                              2010     22,318,089        2.02 - 21.68      422,198,591
                                           2009     18,765,510        1.76 - 18.71      304,862,337
                                           2008     16,641,709        1.15 - 12.13      169,380,762

  MIST Invesco Balanced-Risk               2012    250,325,881         1.04 - 1.05      262,571,091
     Allocation Investment Division
     (Commenced 4/30/2012)

  MIST Invesco Small Cap                   2012      2,132,933        1.82 - 20.01       38,202,816
     Growth Investment Division            2011      2,324,510        1.56 - 17.01       35,466,935
                                           2010      2,311,559        1.60 - 17.28       34,771,690
                                           2009      2,575,281        1.28 - 13.77       30,768,907
                                           2008      2,229,587        0.97 - 10.34       19,921,697

                                                           FOR THE YEAR ENDED DECEMBER 31
                                                 -----------------------------------------------------
                                                 INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                    INCOME           LOWEST TO           LOWEST TO
                                                   RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                                 -------------   ----------------    -----------------
  MIST AQR Global Risk                     2012       0.40           1.15 - 2.30           3.03 - 9.29
     Balanced Investment Division          2011       3.41           1.15 - 2.00           2.12 - 2.70
     (Commenced 5/2/2011)

  MIST BlackRock Global                    2012         --           1.15 - 2.15           6.81 - 7.89
     Tactical Strategies                   2011       1.51           1.15 - 2.00       (4.68) - (4.14)
     Investment Division
     (Commenced 5/2/2011)

  MIST BlackRock Large Cap                 2012       1.18           0.42 - 2.22        (0.33) - 12.84
     Core Investment Division              2011       1.10         (0.08) - 2.30         (2.02) - 0.54
                                           2010       1.33         (0.08) - 2.30          9.90 - 12.73
                                           2009       1.76           0.50 - 2.30         16.49 - 18.60
                                           2008       0.68           0.50 - 2.30     (38.14) - (36.07)

  Variable B Investment                    2012       1.22         (0.08) - 0.92         12.55 - 17.29
     Division                              2011       1.12         (0.08) - 1.00       (0.46) - (0.21)
                                           2010       1.36         (0.08) - 1.00         11.62 - 11.89
                                           2009       1.65                  1.00         18.25 - 18.55
                                           2008       0.71                  1.00     (37.74) - (37.59)

  Variable C Investment                    2012       1.19         (0.08) - 0.92         12.55 - 13.68
     Division                              2011       1.10         (0.08) - 1.00         (0.46) - 0.54
                                           2010       1.37         (0.08) - 1.00         11.62 - 12.73
                                           2009       1.62                  1.00         18.25 - 19.43
                                           2008       0.73                  1.00     (37.74) - (37.12)

  MIST Clarion Global Real                 2012       2.07           0.50 - 2.30         23.11 - 25.48
     Estate Investment Division            2011       3.87           0.50 - 2.30       (7.73) - (5.89)
                                           2010       8.23           0.50 - 2.30         13.47 - 15.53
                                           2009       3.29           0.50 - 2.30         31.67 - 34.24
                                           2008       1.70           0.50 - 2.30     (42.03) - (41.96)

  MIST Dreman Small Cap Value              2012       0.63           1.15 - 2.05         13.01 - 14.03
     Investment Division                   2011       1.42           1.15 - 2.05     (12.18) - (11.38)
     (Commenced 11/7/2008                  2010       0.58           1.15 - 2.05         16.83 - 17.89
     and began transactions in 2009)       2009       0.18           1.15 - 2.05         26.17 - 27.30

  MIST Harris Oakmark                      2012       1.61           0.50 - 2.30         26.30 - 28.63
     International Investment              2011         --           0.50 - 2.30     (16.20) - (14.54)
     Division                              2010       1.89           0.50 - 2.30         13.77 - 15.92
                                           2009       7.37           0.50 - 2.30         51.54 - 54.46
                                           2008       1.70           0.50 - 2.30     (41.62) - (41.17)

  MIST Invesco Balanced-Risk               2012       0.62           1.15 - 2.30           3.06 - 3.86
     Allocation Investment Division
     (Commenced 4/30/2012)

  MIST Invesco Small Cap                   2012         --           0.50 - 2.30         15.53 - 17.64
     Growth Investment Division            2011         --           0.50 - 2.30       (3.33) - (1.57)
                                           2010         --           0.50 - 2.30         23.32 - 25.55
                                           2009         --           0.50 - 2.30         30.78 - 33.15
                                           2008         --           0.50 - 2.30     (39.75) - (39.03)

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                 AS OF DECEMBER 31
                                                 --------------------------------------------------
                                                                    UNIT VALUE
                                                                     LOWEST TO             NET
                                                     UNITS          HIGHEST ($)        ASSETS ($)
                                                 -------------   -----------------  ---------------
  MIST Janus Forty Investment              2012      2,129,155     129.79 - 331.03      379,819,842
     Division                              2011      2,221,380     108.42 - 271.25      326,899,919
                                           2010      2,367,336     119.99 - 294.59      380,880,175
                                           2009      2,084,776     112.23 - 270.33      309,364,810
                                           2008      1,337,831      80.39 - 175.43      140,033,926

  MIST JPMorgan Global Active              2012    169,274,406                1.05      177,914,120
     Allocation Investment Division
     (Commenced 4/30/2012)

  MIST Legg Mason ClearBridge              2012     10,346,560        0.92 - 14.58       93,505,262
     Aggressive Growth Investment          2011     10,567,586        0.78 - 12.38       81,432,355
     Division                              2010      3,935,646        0.77 - 12.07       29,795,656
                                           2009      3,431,934         0.63 - 9.83       21,068,292
                                           2008      3,430,823         0.48 - 7.43       15,633,985

  MIST Loomis Sayles Global                2012      1,933,869       13.80 - 14.86       28,499,925
     Markets Investment Division           2011      1,855,860       12.07 - 12.85       23,690,465
     (Commenced 11/7/2008                  2010      1,021,819       12.54 - 13.20       13,393,060
     and began transactions in 2009)       2009        277,759       10.60 - 10.94        3,025,890

  MIST Lord Abbett Bond                    2012     13,293,853        2.66 - 30.92      320,579,772
     Debenture Investment Division         2011     14,072,935        2.39 - 27.52      299,293,863
                                           2010     14,565,687        2.32 - 26.47      294,861,986
                                           2009     14,237,429        2.08 - 23.55      257,209,965
                                           2008     13,513,284        1.54 - 17.31      175,523,561

  MIST Lord Abbett Mid Cap Value           2012     17,602,268        2.62 - 29.57      454,279,856
     Investment Division
     (Commenced 4/30/2012)

  MIST Met/Eaton Vance                     2012        680,624       10.70 - 10.96        7,437,899
     Floating Rate Investment              2011        581,745       10.17 - 10.33        5,996,924
     Division (Commenced 5/3/2010)         2010        127,652       10.18 - 10.24        1,306,114

  MIST Met/Franklin Income                 2012      7,678,216        1.25 - 12.94       95,665,389
     Investment Division                   2011      7,386,050        1.12 - 11.56       82,869,275
     (Commenced 4/28/2008)                 2010      5,033,319       10.84 - 11.37       56,016,534
                                           2009      2,693,910        9.92 - 10.22       27,160,816
                                           2008      1,062,043         7.94 - 8.01        8,486,992

  MIST Met/Franklin Low                    2012      1,503,596        9.94 - 10.21       15,151,477
     Duration Total Return                 2011        678,926         9.72 - 9.80        6,635,667
     Investment Division
     (Commenced 5/2/2011)

  MIST Met/Franklin Mutual                 2012      5,598,292        9.40 - 10.23       55,255,614
     Shares Investment Division            2011      5,791,350         8.44 - 9.02       50,810,483
     (Commenced 4/28/2008)                 2010      4,333,640         8.69 - 9.12       38,703,192
                                           2009      2,188,969         8.01 - 8.25       17,828,821
                                           2008        696,867         6.57 - 6.64        4,602,420

                                                           FOR THE YEAR ENDED DECEMBER 31
                                                 -----------------------------------------------------
                                                 INVESTMENT(1)   EXPENSE RATIO(2)      TOTAL RETURN(3)
                                                    INCOME           LOWEST TO            LOWEST TO
                                                   RATIO (%)        HIGHEST (%)          HIGHEST (%)
                                                 -------------   ----------------    -----------------
  MIST Janus Forty Investment              2012       0.24           0.50 - 2.30         19.72 - 22.04
     Division                              2011       1.69           0.50 - 2.30       (9.64) - (7.92)
                                           2010       1.59           0.50 - 2.30           6.91 - 8.97
                                           2009         --           0.50 - 2.30         39.61 - 42.29
                                           2008       4.92           0.50 - 2.30     (43.31) - (42.40)

  MIST JPMorgan Global Active              2012       0.78           1.15 - 2.05           3.23 - 3.85
     Allocation Investment Division
     (Commenced 4/30/2012)

  MIST Legg Mason ClearBridge              2012       0.07           0.95 - 2.30         15.80 - 17.69
     Aggressive Growth Investment          2011       0.02           0.95 - 2.30         (9.19) - 2.58
     Division                              2010       0.03           0.95 - 2.30         20.97 - 22.89
                                           2009       0.06           0.95 - 2.30         29.92 - 32.20
                                           2008       0.01           0.95 - 2.30     (39.54) - (39.24)

  MIST Loomis Sayles Global                2012       2.37           1.15 - 2.25         14.32 - 15.59
     Markets Investment Division           2011       2.22           1.15 - 2.25       (3.67) - (2.61)
     (Commenced 11/7/2008                  2010       2.23           1.15 - 2.25         19.30 - 20.62
     and began transactions in 2009)       2009       0.16           1.15 - 2.00         38.04 - 39.22

  MIST Lord Abbett Bond                    2012       7.19           0.50 - 2.30         10.37 - 12.38
     Debenture Investment Division         2011       5.99           0.50 - 2.30           2.09 - 3.94
                                           2010       6.21           0.50 - 2.30         10.40 - 12.40
                                           2009       7.15           0.50 - 2.30         33.66 - 36.09
                                           2008       4.30           0.50 - 2.30     (19.79) - (19.00)

  MIST Lord Abbett Mid Cap Value           2012         --           0.50 - 2.30           1.67 - 2.93
     Investment Division
     (Commenced 4/30/2012)

  MIST Met/Eaton Vance                     2012       3.27           1.15 - 2.05           5.14 - 6.10
     Floating Rate Investment              2011       2.13           1.15 - 2.05         (0.06) - 0.84
     Division (Commenced 5/3/2010)         2010         --           1.15 - 2.05           1.81 - 2.42

  MIST Met/Franklin Income                 2012       4.87           0.50 - 2.30          9.92 - 11.93
     Investment Division                   2011       4.33           0.50 - 2.30         (0.18) - 1.63
     (Commenced 4/28/2008)                 2010       3.76           0.50 - 2.30          9.28 - 11.26
                                           2009         --           0.50 - 2.30         24.92 - 27.19
                                           2008       4.42           0.95 - 2.30     (20.60) - (19.90)

  MIST Met/Franklin Low                    2012       1.69           0.50 - 2.05           2.27 - 3.87
     Duration Total Return                 2011         --           0.95 - 2.05       (2.63) - (1.92)
     Investment Division
     (Commenced 5/2/2011)

  MIST Met/Franklin Mutual                 2012       0.57           0.50 - 2.30         11.31 - 13.35
     Shares Investment Division            2011       2.71           0.50 - 2.30       (2.81) - (1.03)
     (Commenced 4/28/2008)                 2010         --           0.50 - 2.30          8.51 - 10.46
                                           2009         --           0.50 - 2.30         22.05 - 24.27
                                           2008       5.65           0.50 - 2.30     (34.30) - (33.60)

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                  AS OF DECEMBER 31
                                                  ---------------------------------------------------
                                                                     UNIT VALUE
                                                                      LOWEST TO             NET
                                                      UNITS          HIGHEST ($)        ASSETS ($)
                                                  -------------   -----------------  ----------------
   MIST Met/Franklin Templeton              2012      6,116,829       10.41 - 11.20        66,007,938
      Founding Strategy                     2011      6,295,740         9.07 - 9.69        59,253,268
      Investment Division                   2010      6,203,619         9.44 - 9.91        60,196,783
      (Commenced 4/28/2008)                 2009      5,631,074         8.78 - 9.05        50,292,640
                                            2008      2,808,700         7.01 - 7.06        19,766,948

   MIST Met/Templeton Growth                2012      2,606,912        1.02 - 10.53        26,394,020
      Investment Division                   2011      2,619,413         8.18 - 8.66        22,033,920
      (Commenced 4/28/2008)                 2010      1,927,337         8.96 - 9.34        17,633,999
                                            2009      1,114,271         8.50 - 8.72         9,591,357
                                            2008        329,768         6.54 - 6.61         2,167,857

   MIST Met/Templeton                       2012        643,048       13.22 - 13.64         8,734,807
      International Bond                    2011        586,262       11.80 - 12.07         7,057,738
      Investment Division                   2010        363,350       12.08 - 12.25         4,442,866
      (Commenced 5/4/2009)                  2009         64,135       10.85 - 10.92           699,311

   MIST MetLife Aggressive                  2012      9,769,796       11.19 - 12.85       119,313,920
      Strategy Investment Division          2011      9,693,030        9.81 - 11.06       102,483,285
      (Commenced 5/2/2011)

   MIST MetLife Balanced Plus               2012    146,453,494       10.31 - 10.51     1,536,558,887
      Investment Division                   2011     64,032,367         9.35 - 9.40       601,466,008
      (Commenced 5/2/2011)

   MIST MetLife Multi-Index                 2012      6,808,899                1.01         6,903,413
      Targeted Risk
      Investment Division
      (Commenced 11/12/2012)

   MIST MFS Emerging Markets                2012      4,236,736       11.16 - 12.02        50,543,249
      Equity Investment Division            2011      4,108,037        9.61 - 10.22        41,739,144
      (Commenced 11/7/2008                  2010      2,608,505       12.08 - 12.72        32,997,742
      and began transactions in 2009)       2009        922,163       10.07 - 10.41         9,547,667

   MIST MFS Research International          2012     17,677,847        1.50 - 16.57       232,797,238
      Investment Division                   2011     19,673,406        1.30 - 14.30       219,299,244
                                            2010     20,874,325        1.48 - 16.11       258,478,220
                                            2009     23,007,961        1.34 - 14.57       245,592,968
                                            2008     23,286,391        1.03 - 19.76       184,318,026

   MIST MLA Mid Cap                         2012      3,544,386        1.52 - 16.73        52,678,940
      Investment Division                   2011      4,027,371        1.46 - 15.97        57,642,160
                                            2010      4,081,305        1.57 - 16.94        62,137,025
                                            2009      4,007,439        1.29 - 13.86        49,807,030
                                            2008      4,047,265        0.96 - 10.18        36,431,561

   MIST Morgan Stanley Mid Cap              2012     20,975,481        1.49 - 17.06       328,177,563
      Growth Investment Division            2011     23,184,585        1.38 - 15.69       331,439,430
      (Commenced 5/3/2010)                  2010     24,873,224        1.51 - 16.94       386,858,882

   MIST PIMCO Inflation                     2012     42,379,551       14.89 - 17.89       697,291,188
      Protected Bond                        2011     39,768,473       13.97 - 16.47       607,250,028
      Investment Division                   2010     33,648,714       12.86 - 14.87       467,910,969
                                            2009     24,705,878       12.21 - 13.86       322,661,010
                                            2008     16,609,891       10.58 - 11.78       186,022,258

                                                             FOR THE YEAR ENDED DECEMBER 31
                                                  -------------------------------------------------------
                                                   INVESTMENT(1)   EXPENSE RATIO(2)      TOTAL RETURN(3)
                                                      INCOME           LOWEST TO            LOWEST TO
                                                     RATIO (%)        HIGHEST (%)          HIGHEST (%)
                                                  --------------   ----------------    ------------------
   MIST Met/Franklin Templeton              2012        4.02           0.50 - 2.05          13.76 - 15.54
      Founding Strategy                     2011        1.72           0.50 - 2.30        (3.99) - (2.25)
      Investment Division                   2010          --           0.50 - 2.30            7.54 - 9.49
      (Commenced 4/28/2008)                 2009          --           0.50 - 2.30          25.64 - 27.92
                                            2008        3.23           0.95 - 2.30      (29.90) - (29.40)

   MIST Met/Templeton Growth                2012        1.58           0.50 - 2.30          19.42 - 21.60
      Investment Division                   2011        1.28           0.50 - 2.05        (8.79) - (7.36)
      (Commenced 4/28/2008)                 2010        1.01           0.50 - 2.05            5.48 - 7.12
                                            2009        0.02           0.50 - 2.05          29.92 - 31.97
                                            2008        1.01           0.50 - 2.30      (34.60) - (33.90)

   MIST Met/Templeton                       2012        9.92           1.15 - 2.00          12.01 - 12.97
      International Bond                    2011        6.74           1.15 - 2.00        (2.30) - (1.47)
      Investment Division                   2010        0.46           1.15 - 2.00          11.30 - 12.25
      (Commenced 5/4/2009)                  2009          --           1.15 - 2.00            8.53 - 9.15

   MIST MetLife Aggressive                  2012        0.69           0.50 - 2.30          14.07 - 16.16
      Strategy Investment Division          2011          --           0.50 - 2.30      (14.87) - (13.84)
      (Commenced 5/2/2011)

   MIST MetLife Balanced Plus               2012          --           1.15 - 2.30           4.01 - 11.81
      Investment Division                   2011        0.29           1.15 - 2.00        (6.52) - (6.00)
      (Commenced 5/2/2011)

   MIST MetLife Multi-Index                 2012          --           1.15 - 1.80            2.59 - 2.68
      Targeted Risk
      Investment Division
      (Commenced 11/12/2012)

   MIST MFS Emerging Markets                2012        0.74           1.15 - 2.25          16.24 - 17.53
      Equity Investment Division            2011        1.34           1.15 - 2.25      (20.51) - (19.64)
      (Commenced 11/7/2008                  2010        0.84           1.15 - 2.25          20.90 - 22.24
      and began transactions in 2009)       2009        0.16           1.15 - 2.05          65.54 - 67.02

   MIST MFS Research International          2012        1.98           0.50 - 2.30          14.04 - 16.12
      Investment Division                   2011        1.96           0.50 - 2.30      (12.74) - (11.15)
                                            2010        1.81           0.50 - 2.30           8.88 - 10.85
                                            2009        3.18           0.50 - 2.30          28.57 - 30.91
                                            2008        1.73           0.50 - 2.30         (43.41) - 1.39

   MIST MLA Mid Cap                         2012        0.44           0.50 - 2.30            2.88 - 4.76
      Investment Division                   2011        0.76           0.50 - 2.30        (7.42) - (5.75)
                                            2010        0.89           0.50 - 2.30          20.07 - 22.25
                                            2009        1.18           0.50 - 2.30          33.65 - 36.08
                                            2008        1.00           0.50 - 2.30      (38.85) - (38.23)

   MIST Morgan Stanley Mid Cap              2012          --           0.50 - 2.30            6.78 - 8.73
      Growth Investment Division            2011        0.71           0.50 - 2.30        (9.03) - (7.26)
      (Commenced 5/3/2010)                  2010          --           0.50 - 2.30          15.85 - 16.84

   MIST PIMCO Inflation                     2012        3.01           0.50 - 2.30            6.64 - 8.62
      Protected Bond                        2011        1.61           0.50 - 2.30           8.62 - 10.77
      Investment Division                   2010        2.26           0.50 - 2.30            5.32 - 7.31
                                            2009        3.28           0.50 - 2.30          15.37 - 17.60
                                            2008        3.60           0.50 - 2.30        (9.03) - (7.24)

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                 AS OF DECEMBER 31
                                                 --------------------------------------------------
                                                                    UNIT VALUE
                                                                     LOWEST TO            NET
                                                     UNITS          HIGHEST ($)       ASSETS ($)
                                                 -------------   -----------------  ---------------
  MIST PIMCO Total Return                  2012     69,856,684        1.81 - 19.99    1,226,100,483
     Investment Division                   2011     69,538,746        1.68 - 18.38    1,123,078,623
                                           2010     67,513,724        1.65 - 17.91    1,048,658,444
                                           2009     53,386,890        1.54 - 16.64      745,981,638
                                           2008     41,057,029        1.32 - 14.17      488,023,782

  MIST Pioneer Strategic Income            2012      2,454,674       24.83 - 29.35       70,080,765
     Investment Division                   2011      2,135,286       22.75 - 26.64       55,464,787
     (Commenced 11/7/2008                  2010      1,345,150       22.44 - 26.04       34,118,467
     and began transactions in 2009)       2009        323,516       20.44 - 23.51        7,426,917

  MIST Pyramis Government                  2012     54,809,703       10.80 - 10.99      600,925,084
     Income Investment Division            2011     18,617,176       10.71 - 10.77      200,414,660
     (Commenced 5/2/2011)

  MIST RCM Technology                      2012     19,525,288        0.68 - 17.40      135,782,035
     Investment Division                   2011     21,582,783        0.62 - 15.62      133,833,471
                                           2010     21,798,046        0.70 - 17.48      151,310,709
                                           2009     20,279,891        0.55 - 13.76      114,450,499
                                           2008     14,885,344         0.35 - 8.73       53,261,194

  MIST Schroders Global                    2012    121,622,449         1.06 - 1.07      130,034,225
     Multi-Asset Investment Division
     (Commenced 4/30/2012)

  MIST SSgA Growth and Income              2012     70,205,649       12.14 - 13.83      919,015,955
     ETF Investment Division               2011     69,044,794       11.01 - 12.32      811,024,282
                                           2010     49,243,201       11.14 - 12.25      579,390,787
                                           2009     17,209,210       10.16 - 10.97      182,595,296
                                           2008      1,018,446         8.32 - 8.83        8,767,451

  MIST SSgA Growth ETF                     2012      9,321,683       11.55 - 13.16      116,064,976
     Investment Division                   2011      8,738,265       10.27 - 11.50       95,770,056
                                           2010      7,423,121       10.74 - 11.81       84,197,233
                                           2009      5,430,802        9.63 - 10.39       54,665,570
                                           2008        867,152         7.63 - 8.09        6,844,874

  MIST T. Rowe Price Mid Cap               2012     26,770,501        1.15 - 19.50      300,330,183
     Growth Investment Division            2011     28,074,170        1.02 - 17.28      276,466,812
                                           2010     26,424,580        1.05 - 17.69      269,741,582
                                           2009     24,198,838        0.84 - 13.94      191,894,410
                                           2008     22,042,286         0.58 - 9.65      118,146,449

  MIST Third Avenue Small Cap              2012        650,739       18.24 - 20.40       12,367,720
     Value Investment Division             2011        611,373       15.70 - 17.38        9,963,715
                                           2010        553,242       17.52 - 19.19       10,020,158
                                           2009        506,685       14.84 - 16.09        7,743,513
                                           2008        420,511       11.92 - 12.78        5,140,445

  MSF Baillie Gifford                      2012     12,744,728        1.34 - 15.88      157,488,412
     International Stock                   2011     14,325,010        1.14 - 13.42      149,064,918
     Investment Division                   2010     15,081,511        1.44 - 16.90      196,319,126
                                           2009     15,981,027        1.36 - 15.91      197,024,423
                                           2008     17,118,077        1.13 - 13.15      171,501,812

                                                           FOR THE YEAR ENDED DECEMBER 31
                                                 -----------------------------------------------------
                                                 INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                    INCOME           LOWEST TO           LOWEST TO
                                                   RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                                 -------------   ----------------   ------------------
  MIST PIMCO Total Return                  2012       3.16           0.50 - 2.30           6.77 - 8.85
     Investment Division                   2011       2.72           0.50 - 2.30           0.83 - 2.76
                                           2010       3.43           0.50 - 2.30           5.71 - 7.71
                                           2009       6.78           0.50 - 2.30         15.34 - 17.63
                                           2008       3.85           0.50 - 2.30       (1.49) - (0.07)

  MIST Pioneer Strategic Income            2012       4.73           1.15 - 2.05          9.18 - 10.17
     Investment Division                   2011       4.31           1.15 - 2.05           1.36 - 2.28
     (Commenced 11/7/2008                  2010       3.53           1.15 - 2.05          9.77 - 10.76
     and began transactions in 2009)       2009       0.48           1.15 - 2.05         30.07 - 31.25

  MIST Pyramis Government                  2012       0.01           1.15 - 2.15           0.94 - 1.96
     Income Investment Division            2011       0.95           1.15 - 2.00           7.14 - 7.75
     (Commenced 5/2/2011)

  MIST RCM Technology                      2012         --           0.50 - 2.30          9.56 - 11.56
     Investment Division                   2011         --           0.50 - 2.30     (12.02) - (10.34)
                                           2010         --           0.50 - 2.30         24.79 - 27.08
                                           2009         --           0.50 - 2.30         55.36 - 58.17
                                           2008      13.65           0.50 - 2.30        (45.31) - 7.25

  MIST Schroders Global                    2012       1.65           1.15 - 2.30           5.04 - 5.86
     Multi-Asset Investment Division
     (Commenced 4/30/2012)

  MIST SSgA Growth and Income              2012       2.35           0.50 - 2.30         10.27 - 12.28
     ETF Investment Division               2011       1.66           0.50 - 2.30         (1.23) - 0.56
                                           2010       1.07           0.50 - 2.30          9.69 - 11.68
                                           2009       1.00           0.50 - 2.30         22.04 - 24.27
                                           2008       1.56           0.50 - 2.30     (26.82) - (25.42)

  MIST SSgA Growth ETF                     2012       1.93           0.50 - 2.30         12.40 - 14.46
     Investment Division                   2011       1.59           0.50 - 2.30       (4.36) - (2.62)
                                           2010       1.40           0.50 - 2.30         11.56 - 13.58
                                           2009       1.01           0.50 - 2.30         26.17 - 28.45
                                           2008       1.50           0.50 - 2.30     (34.51) - (33.31)

  MIST T. Rowe Price Mid Cap               2012         --           0.50 - 2.30         11.08 - 13.11
     Growth Investment Division            2011         --           0.50 - 2.30       (3.88) - (2.14)
                                           2010         --           0.50 - 2.30         24.78 - 27.04
                                           2009         --           0.50 - 2.30         42.12 - 44.74
                                           2008       0.02           0.50 - 2.30     (40.82) - (40.21)

  MIST Third Avenue Small Cap              2012         --           0.50 - 1.55         16.16 - 17.40
     Value Investment Division             2011       1.05           0.50 - 1.55      (10.38) - (9.44)
                                           2010       1.13           0.50 - 1.55         18.05 - 19.30
                                           2009       1.12           0.50 - 1.55         24.51 - 25.82
                                           2008       0.72           0.50 - 1.55     (30.90) - (30.20)

  MSF Baillie Gifford                      2012       1.27           0.65 - 2.30         16.64 - 18.74
     International Stock                   2011       1.71           0.65 - 2.30     (21.95) - (20.39)
     Investment Division                   2010       1.50           0.65 - 2.30           4.43 - 6.52
                                           2009       0.60           0.95 - 2.30         19.12 - 21.03
                                           2008       3.04           0.95 - 2.30     (44.65) - (44.61)

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                 AS OF DECEMBER 31
                                                 --------------------------------------------------
                                                                    UNIT VALUE
                                                                     LOWEST TO             NET
                                                     UNITS          HIGHEST ($)        ASSETS ($)
                                                 -------------   -----------------  ---------------
  MSF Barclays Capital                     2012     67,675,314        1.69 - 19.06    1,150,681,701
     Aggregate Bond Index                  2011     67,360,242        1.65 - 18.49    1,115,074,009
     Investment Division                   2010     67,541,233        1.56 - 17.32    1,054,370,494
                                           2009     60,512,287        1.50 - 16.47      901,723,219
                                           2008     53,280,392        1.45 - 15.77      761,920,074

  MSF BlackRock Aggressive                 2012     11,188,890       14.31 - 57.22      439,241,102
     Growth Investment Division            2011     12,356,496       13.09 - 52.05      441,856,480
                                           2010     13,591,177       13.70 - 54.17      506,917,230
                                           2009     14,747,259       12.07 - 47.42      479,958,097
                                           2008     15,776,330        8.20 - 32.04      344,820,349

  MSF BlackRock Bond Income                2012     12,916,416        6.40 - 76.37      513,127,216
     Investment Division                   2011     13,863,749        6.03 - 71.54      503,747,574
                                           2010     14,977,082        5.73 - 67.64      500,008,866
                                           2009     15,377,793        5.36 - 62.90      442,133,515
                                           2008     16,836,670        4.97 - 57.90      424,475,862

  MSF BlackRock Diversified                2012     16,477,433       14.88 - 55.00      632,285,328
     Investment Division                   2011     18,361,628       13.37 - 49.41      634,685,560
                                           2010     20,865,957       13.00 - 48.05      703,823,057
                                           2009     23,518,536       11.97 - 44.24      732,160,930
                                           2008     26,879,083       10.30 - 38.07      719,674,176

  MSF BlackRock Large Cap                  2012     17,523,603        1.27 - 13.74      220,191,829
     Value Investment Division             2011     18,527,061        0.81 - 12.12      206,549,406
                                           2010     17,848,335        1.12 - 11.94      195,798,773
                                           2009     16,843,730        1.04 - 11.01      171,711,377
                                           2008     15,206,819         0.95 - 9.97      139,910,970

  MSF BlackRock Legacy Large               2012      9,513,547        3.36 - 37.60      164,222,677
     Cap Growth Investment                 2011     10,497,393        2.98 - 33.13      154,395,881
     Division                              2010     10,566,230        3.32 - 36.65      147,006,605
                                           2009     11,310,287        2.81 - 30.83      114,584,021
                                           2008     12,006,106        2.08 - 22.70       70,886,323

  MSF BlackRock Money Market               2012      6,582,029        2.45 - 24.28       88,984,812
     Investment Division                   2011      7,581,515        2.48 - 24.59       87,677,129
                                           2010      7,489,620        2.52 - 24.90       76,398,280
                                           2009      9,055,515        2.55 - 25.21       78,480,535
                                           2008     13,377,855        2.58 - 25.45       93,712,881

  MSF Davis Venture Value                  2012     20,783,231        3.65 - 40.74      562,306,956
     Investment Division                   2011     23,022,534        3.28 - 36.35      549,949,416
                                           2010     24,503,478        3.46 - 38.17      590,814,367
                                           2009     24,861,457        3.13 - 34.34      500,253,145
                                           2008     26,126,308        2.40 - 26.21      366,248,175

  MSF FI Value Leaders                     2012      4,195,363        1.01 - 32.45       62,218,117
     Investment Division                   2011      4,767,521        2.52 - 28.24       60,845,379
                                           2010      5,386,863        2.72 - 30.32       71,561,113
                                           2009      6,197,829        2.40 - 26.67       69,067,926
                                           2008      7,122,172        2.00 - 22.06       61,290,542

                                                           FOR THE YEAR ENDED DECEMBER 31
                                                 -----------------------------------------------------
                                                 INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                    INCOME           LOWEST TO           LOWEST TO
                                                   RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                                 -------------   ----------------    -----------------
  MSF Barclays Capital                     2012       3.58           0.50 - 2.30           1.26 - 3.23
     Aggregate Bond Index                  2011       3.44           0.50 - 2.30           4.85 - 6.82
     Investment Division                   2010       3.52           0.50 - 2.30           3.30 - 5.37
                                           2009       5.60           0.50 - 2.30           2.59 - 4.49
                                           2008       4.54           0.50 - 2.30           4.32 - 5.13

  MSF BlackRock Aggressive                 2012         --           0.95 - 2.30           8.16 - 9.93
     Growth Investment Division            2011       0.27           0.95 - 2.30       (5.44) - (3.91)
                                           2010       0.06           0.95 - 2.30         12.38 - 14.22
                                           2009       0.18           0.95 - 2.30         45.67 - 48.03
                                           2008         --           0.95 - 2.30     (53.22) - (46.23)

  MSF BlackRock Bond Income                2012       2.59           0.50 - 2.30           4.83 - 6.85
     Investment Division                   2011       3.88           0.50 - 2.30           3.89 - 5.88
                                           2010       3.80           0.50 - 2.30           5.61 - 7.64
                                           2009       6.79           0.50 - 2.30           6.70 - 8.76
                                           2008       5.20           0.50 - 2.30       (4.61) - (4.14)

  MSF BlackRock Diversified                2012       2.28           0.95 - 2.30          2.13 - 11.32
     Investment Division                   2011       2.43           0.95 - 2.30           1.24 - 2.83
                                           2010       1.90           0.95 - 2.30           6.83 - 8.62
                                           2009       5.14           0.95 - 2.30         14.34 - 16.20
                                           2008       2.84           0.95 - 2.30     (25.52) - (25.50)

  MSF BlackRock Large Cap                  2012       1.42           0.50 - 2.30         11.37 - 13.40
     Value Investment Division             2011       0.92           0.50 - 2.30         (1.37) - 2.11
                                           2010       0.86           0.50 - 2.30           6.45 - 8.38
                                           2009       1.35           0.50 - 2.30          8.53 - 10.51
                                           2008       0.61           0.50 - 2.30     (35.81) - (35.39)

  MSF BlackRock Legacy Large               2012       0.10           0.50 - 2.30         11.47 - 13.63
     Cap Growth Investment                 2011       0.03           0.50 - 2.30      (11.22) - (9.54)
     Division                              2010       0.07           0.50 - 2.30         16.75 - 19.05
                                           2009       0.39           0.50 - 2.30         33.41 - 35.90
                                           2008       0.29           0.50 - 2.30     (37.35) - (31.38)

  MSF BlackRock Money Market               2012         --           0.95 - 2.30       (2.29) - (0.94)
     Investment Division                   2011         --           0.95 - 2.30       (2.26) - (0.94)
                                           2010         --           0.95 - 2.30       (2.28) - (0.93)
                                           2009       0.33           0.95 - 2.30       (2.03) - (0.52)
                                           2008       2.62           0.95 - 2.30           1.48 - 1.57

  MSF Davis Venture Value                  2012       0.66           0.50 - 2.30         10.04 - 12.13
     Investment Division                   2011       0.98           0.50 - 2.30       (6.44) - (4.65)
                                           2010       0.86           0.50 - 2.30          9.17 - 11.27
                                           2009       1.35           0.50 - 2.30         28.66 - 31.14
                                           2008       1.19           0.50 - 2.30     (40.30) - (39.83)

  MSF FI Value Leaders                     2012       1.04           0.50 - 2.30          0.73 - 14.89
     Investment Division                   2011       0.95           0.50 - 2.30       (8.51) - (6.85)
                                           2010       1.45           0.50 - 2.30         11.68 - 13.71
                                           2009       2.64           0.50 - 2.30         18.72 - 20.88
                                           2008       1.74           0.50 - 2.30     (39.76) - (39.41)

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                 AS OF DECEMBER 31
                                                 --------------------------------------------------
                                                                    UNIT VALUE
                                                                     LOWEST TO             NET
                                                     UNITS          HIGHEST ($)        ASSETS ($)
                                                 -------------   -----------------  ---------------
  MSF Jennison Growth                      2012     24,173,265        0.60 - 15.21      154,053,950
     Investment Division                   2011     15,846,735        0.52 - 13.26       82,954,033
                                           2010     12,651,183        0.53 - 13.32       67,839,064
                                           2009     10,221,743        0.48 - 12.05       48,019,094
                                           2008      7,367,023         0.35 - 8.69       23,825,643

  MSF Loomis Sayles Small Cap              2012      6,753,486        4.19 - 47.14      157,335,875
     Core Investment Division              2011      7,753,152        3.71 - 41.46      152,652,688
                                           2010      8,483,306        3.74 - 41.52      158,697,696
                                           2009      9,510,756        2.97 - 32.81      134,569,722
                                           2008     10,338,609        2.31 - 25.38      102,115,332

  MSF Loomis Sayles Small Cap              2012      3,652,206        1.19 - 14.40       41,493,878
     Growth Investment Division            2011      4,424,648        1.09 - 13.07       46,369,339
                                           2010      4,256,184        1.08 - 12.81       43,602,855
                                           2009      4,562,561         0.83 - 9.82       36,176,490
                                           2008      4,490,130         0.65 - 7.63       27,534,390

  MSF Met/Artisan Mid Cap                  2012      8,082,313        3.71 - 41.38      212,602,997
     Value Investment Division             2011      9,138,238        3.36 - 37.27      212,168,332
                                           2010     10,171,808        3.19 - 35.17      217,605,252
                                           2009     11,496,387        2.81 - 30.80      210,520,522
                                           2008     13,047,548        2.01 - 21.92      163,902,675

  MSF Met/Dimensional                      2012        283,529       16.15 - 16.73        4,719,389
     International Small Company           2011        284,129       13.97 - 14.35        4,062,760
     Investment Division                   2010        194,434       17.02 - 17.34        3,362,782
     (Commenced 11/7/2008 and              2009         76,087       14.17 - 14.31        1,087,279
     began transactions in 2009)

  MSF MetLife Conservative                 2012     43,441,164       12.59 - 14.45      591,422,970
     Allocation Investment                 2011     40,920,905       11.80 - 13.30      516,749,285
     Division                              2010     34,931,385       11.69 - 12.95      432,541,976
                                           2009     25,915,327       10.87 - 11.83      295,306,945
                                           2008     17,373,413         9.23 - 9.86      166,398,948

  MSF MetLife Conservative to              2012    105,124,056       12.43 - 14.27    1,413,830,336
     Moderate Allocation                   2011    105,687,728       11.41 - 12.87    1,291,252,079
     Investment Division                   2010     92,893,969       11.56 - 12.80    1,137,111,581
                                           2009     73,016,806       10.60 - 11.53      811,434,046
                                           2008     55,768,665         8.77 - 9.37      507,403,971

  MSF MetLife Mid Cap Stock                2012     21,893,382        1.95 - 21.73      424,114,372
     Index Investment Division             2011     23,078,700        1.69 - 19.40      384,380,587
                                           2010     23,301,277        1.75 - 19.13      396,881,128
                                           2009     23,602,002        1.41 - 15.26      319,741,957
                                           2008     22,949,647        1.04 - 11.21      232,486,143

  MSF MetLife Moderate                     2012    298,818,839       12.11 - 13.91    3,918,217,622
     Allocation Investment                 2011    307,124,843       10.95 - 12.34    3,601,073,971
     Division                              2010    270,336,724       11.36 - 12.58    3,253,209,310
                                           2009    197,414,896       10.27 - 11.17    2,125,104,855
                                           2008    140,869,174         8.30 - 8.87    1,213,561,775

                                                           FOR THE YEAR ENDED DECEMBER 31
                                                 -----------------------------------------------------
                                                 INVESTMENT(1)   EXPENSE RATIO(2)      TOTAL RETURN(3)
                                                    INCOME           LOWEST TO            LOWEST TO
                                                   RATIO (%)        HIGHEST (%)          HIGHEST (%)
                                                 -------------   ----------------    -----------------
  MSF Jennison Growth                      2012       0.05           0.50 - 2.30        (4.18) - 14.69
     Investment Division                   2011       0.11           0.95 - 2.30       (2.06) - (0.42)
                                           2010       0.45           0.95 - 2.30          8.78 - 10.58
                                           2009       0.08           0.95 - 2.30         36.39 - 38.70
                                           2008       2.33           0.95 - 2.30     (36.98) - (36.36)

  MSF Loomis Sayles Small Cap              2012         --           0.50 - 2.30         11.66 - 13.70
     Core Investment Division              2011       0.04           0.50 - 2.30       (1.94) - (0.16)
                                           2010       0.03           0.50 - 2.30         24.32 - 26.57
                                           2009       0.12           0.50 - 2.30         26.97 - 29.28
                                           2008         --           0.50 - 2.30     (36.89) - (36.36)

  MSF Loomis Sayles Small Cap              2012         --           0.50 - 2.30          8.36 - 10.34
     Growth Investment Division            2011         --           0.50 - 2.30           0.41 - 2.23
                                           2010         --           0.50 - 2.30         28.37 - 30.68
                                           2009         --           0.50 - 2.30         26.72 - 29.03
                                           2008         --           0.50 - 2.30     (41.96) - (41.71)

  MSF Met/Artisan Mid Cap                  2012       0.89           0.50 - 2.30          9.03 - 11.02
     Value Investment Division             2011       0.87           0.50 - 2.30           4.08 - 5.96
                                           2010       0.68           0.50 - 2.30         12.15 - 14.19
                                           2009       0.99           0.50 - 2.30         37.98 - 40.49
                                           2008       0.24           0.50 - 2.30     (46.83) - (46.41)

  MSF Met/Dimensional                      2012       2.17           1.15 - 2.00         15.56 - 16.55
     International Small Company           2011       1.91           1.15 - 2.00     (17.91) - (17.21)
     Investment Division                   2010       1.16           1.15 - 2.00         20.16 - 21.19
     (Commenced 11/7/2008 and              2009         --           1.15 - 2.00         39.89 - 41.08
     began transactions in 2009)

  MSF MetLife Conservative                 2012       3.12           0.50 - 2.30           6.68 - 8.63
     Allocation Investment                 2011       2.29           0.50 - 2.30           0.91 - 2.74
     Division                              2010       3.47           0.50 - 2.30           7.55 - 9.50
                                           2009       2.96           0.50 - 2.30         17.79 - 19.91
                                           2008       0.94           0.50 - 2.30     (16.32) - (14.85)

  MSF MetLife Conservative to              2012       2.89           0.50 - 2.30          8.91 - 10.90
     Moderate Allocation                   2011       2.04           0.50 - 2.30         (1.24) - 0.55
     Investment Division                   2010       3.28           0.50 - 2.30          8.99 - 10.97
                                           2009       3.04           0.50 - 2.30         20.87 - 23.06
                                           2008       1.08           0.50 - 2.30     (23.41) - (21.98)

  MSF MetLife Mid Cap Stock                2012       0.84           0.50 - 2.30         14.65 - 16.74
     Index Investment Division             2011       0.77           0.50 - 2.30       (4.41) - (2.53)
                                           2010       0.88           0.50 - 2.30         23.14 - 25.37
                                           2009       1.65           0.50 - 2.30         33.67 - 36.09
                                           2008       1.30           0.50 - 2.30     (39.01) - (37.35)

  MSF MetLife Moderate                     2012       2.31           0.50 - 2.30         10.65 - 12.67
     Allocation Investment                 2011       1.50           0.50 - 2.30       (3.61) - (1.86)
     Division                              2010       2.43           0.50 - 2.30         10.60 - 12.61
                                           2009       2.71           0.50 - 2.30         23.65 - 25.90
                                           2008       0.80           0.50 - 2.30     (30.31) - (28.98)

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                 AS OF DECEMBER 31
                                                 --------------------------------------------------
                                                                    UNIT VALUE
                                                                     LOWEST TO             NET
                                                     UNITS          HIGHEST ($)        ASSETS ($)
                                                 -------------   -----------------  ---------------
  MSF MetLife Moderate to                  2012    129,396,377       11.75 - 13.49    1,645,757,850
     Aggressive Allocation                 2011    136,308,678       10.42 - 11.75    1,520,709,941
     Investment Division                   2010    138,767,656       11.08 - 12.27    1,628,677,260
                                           2009    140,559,044        9.88 - 10.75    1,456,360,305
                                           2008    120,035,284         7.83 - 8.37      975,444,229

  MSF MetLife Stock Index                  2012     59,173,051        4.45 - 53.96    2,620,060,354
     Investment Division                   2011     64,969,064        3.91 - 46.98    2,511,243,451
                                           2010     69,017,391        3.90 - 46.46    2,646,303,266
                                           2009     71,097,931        3.45 - 40.78    2,393,363,534
                                           2008     73,669,152        2.78 - 32.55    1,978,067,366

  MSF MFS Total Return                     2012      5,978,496        5.35 - 61.91      138,805,577
     Investment Division                   2011      6,944,475        4.86 - 55.90      135,335,283
                                           2010      7,658,769        4.81 - 54.99      142,302,103
                                           2009      8,470,625        4.43 - 50.34      133,692,456
                                           2008      9,513,697        3.79 - 42.76      117,792,924

  MSF MFS Value Investment                 2012     21,031,945        1.38 - 17.15      293,940,083
     Division                              2011     22,395,513        1.20 - 14.91      271,032,881
                                           2010     23,312,590        1.21 - 14.99      280,199,767
                                           2009     22,877,144        1.10 - 13.64      249,421,604
                                           2008     23,729,130        0.93 - 10.00      216,469,833

  MSF MSCI EAFE Index                      2012     36,718,700        1.29 - 17.03      476,584,802
     Investment Division                   2011     38,516,192        1.11 - 14.53      428,461,169
                                           2010     36,009,259        1.29 - 16.76      462,135,393
                                           2009     33,890,643        1.21 - 15.64      407,182,564
                                           2008     32,911,652        0.96 - 12.27      309,589,902

  MSF Neuberger Berman                     2012     14,721,611        1.90 - 20.58      254,522,484
     Genesis Investment Division           2011     16,685,101        1.75 - 18.85      263,644,663
                                           2010     18,897,311        1.68 - 17.96      284,284,918
                                           2009     21,389,031        1.40 - 14.87      265,456,589
                                           2008     23,715,736        1.26 - 13.25      259,092,609

  MSF Oppenheimer Global                   2012     10,404,769       16.31 - 22.58      219,397,966
     Equity Investment Division            2011     11,458,967       13.63 - 18.76      201,576,453
                                           2010     11,471,149       15.07 - 20.63      223,279,060
                                           2009     11,212,707       13.16 - 17.92      190,851,984
                                           2008     11,151,246        9.53 - 12.89      137,369,852

  MSF Russell 2000 Index                   2012     14,020,186        1.96 - 22.12      272,948,994
     Investment Division                   2011     14,971,453        1.71 - 19.16      253,478,593
                                           2010     15,715,274        1.81 - 20.12      280,017,667
                                           2009     16,192,484        1.45 - 15.97      230,205,898
                                           2008     16,294,895        1.17 - 12.78      184,129,597

  MSF T. Rowe Price Large Cap              2012     11,787,393       14.15 - 18.25      196,268,660
     Growth Investment Division            2011     12,337,838       12.20 - 15.46      174,880,384
                                           2010     13,494,657       12.65 - 15.75      195,957,544
                                           2009     14,615,966       11.09 - 13.56      183,761,502
                                           2008     14,856,276         7.93 - 9.53      132,037,051

                                                           FOR THE YEAR ENDED DECEMBER 31
                                                 -----------------------------------------------------
                                                 INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                    INCOME           LOWEST TO           LOWEST TO
                                                   RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                                 -------------   ----------------    -----------------
  MSF MetLife Moderate to                  2012       1.92           0.50 - 2.30         12.75 - 14.81
     Aggressive Allocation                 2011       1.42           0.50 - 2.30       (5.96) - (4.25)
     Investment Division                   2010       2.14           0.50 - 2.30         12.10 - 14.13
                                           2009       2.49           0.50 - 2.30         26.16 - 28.46
                                           2008       0.60           0.50 - 2.30     (36.65) - (35.47)

  MSF MetLife Stock Index                  2012       1.70           0.50 - 2.30          2.28 - 15.01
     Investment Division                   2011       1.60           0.50 - 2.30         (0.67) - 1.18
                                           2010       1.69           0.50 - 2.30         11.89 - 14.08
                                           2009       2.63           0.50 - 2.30         23.06 - 25.42
                                           2008       1.90           0.50 - 2.30     (38.08) - (37.57)

  MSF MFS Total Return                     2012       2.74           0.50 - 2.30          8.76 - 10.75
     Investment Division                   2011       2.63           0.50 - 2.30         (0.16) - 1.65
                                           2010       2.91           0.50 - 2.30           7.30 - 9.25
                                           2009       4.16           0.50 - 2.30         15.61 - 17.71
                                           2008       3.58           0.50 - 2.30     (23.12) - (22.75)

  MSF MFS Value Investment                 2012       1.80           0.50 - 2.30          2.89 - 15.89
     Division                              2011       1.44           0.50 - 2.30         (1.65) - 0.14
                                           2010       1.31           0.50 - 2.30          8.66 - 10.63
                                           2009         --           0.50 - 2.30         17.83 - 19.98
                                           2008       1.94           0.50 - 2.30     (34.51) - (34.04)

  MSF MSCI EAFE Index                      2012       2.90           0.50 - 2.30         15.33 - 17.56
     Investment Division                   2011       2.30           0.50 - 2.30     (14.63) - (13.06)
                                           2010       2.56           0.50 - 2.30           5.46 - 7.50
                                           2009       4.12           0.50 - 2.30         25.36 - 27.84
                                           2008       2.79           0.50 - 2.30     (42.86) - (42.61)

  MSF Neuberger Berman                     2012       0.27           0.50 - 2.30           7.25 - 9.20
     Genesis Investment Division           2011       0.67           0.50 - 2.30           3.11 - 4.98
                                           2010       0.43           0.50 - 2.30         10.18 - 20.74
                                           2009       1.00           0.50 - 2.30         10.27 - 12.28
                                           2008       0.42           0.50 - 2.30     (39.13) - (38.86)

  MSF Oppenheimer Global                   2012       1.53           0.65 - 2.30         18.41 - 20.73
     Equity Investment Division            2011       1.88           0.65 - 2.30      (10.48) - (8.82)
                                           2010       1.45           0.65 - 2.30         13.29 - 15.48
                                           2009       2.42           0.65 - 2.30         36.62 - 39.41
                                           2008       2.09           0.65 - 2.30     (41.32) - (40.93)

  MSF Russell 2000 Index                   2012       1.03           0.50 - 2.30         13.40 - 15.59
     Investment Division                   2011       0.96           0.50 - 2.30       (6.46) - (4.71)
                                           2010       1.00           0.50 - 2.30         23.70 - 26.10
                                           2009       1.91           0.50 - 2.30         22.81 - 25.20
                                           2008       1.15           0.50 - 2.30     (34.64) - (33.99)

  MSF T. Rowe Price Large Cap              2012       0.06           0.50 - 2.30        (1.73) - 18.20
     Growth Investment Division            2011       0.04           0.50 - 2.30       (3.57) - (1.75)
                                           2010       0.17           0.50 - 2.30         14.08 - 16.30
                                           2009       0.48           0.50 - 2.30         39.79 - 42.51
                                           2008       0.47           0.50 - 2.30     (43.19) - (42.28)

                    METROPOLITAN LIFE SEPARATE ACCOUNT E
                   OF METROPOLITAN LIFE INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)



8. FINANCIAL HIGHLIGHTS -- (CONCLUDED)


                                                             AS OF DECEMBER 31
                                              ------------------------------------------------
                                                                UNIT VALUE
                                                                 LOWEST TO            NET
                                                  UNITS         HIGHEST ($)       ASSETS ($)
                                              -------------  ----------------  ---------------
  MSF T. Rowe Price Small Cap           2012     13,154,613     17.45 - 23.91      284,907,213
     Growth Investment Division         2011     14,031,031     15.25 - 20.73      265,121,409
                                        2010     14,000,629     15.22 - 20.54      264,120,256
                                        2009     12,978,831     11.44 - 15.33      184,207,700
                                        2008     13,211,532      8.98 - 11.11      136,853,170

  MSF Van Eck Global Natural            2012      2,611,674     15.22 - 15.80       41,078,664
     Resources Investment Division      2011      2,291,756     15.14 - 15.58       35,583,743
     (Commenced 5/4/2009)               2010      1,309,383     18.55 - 18.92       24,700,698
                                        2009        379,256     14.68 - 14.83        5,613,926

  MSF Western Asset                     2012     10,345,790      3.08 - 34.39      254,116,128
     Management Strategic Bond          2011     11,333,345      2.80 - 31.05      248,899,097
     Opportunities Investment           2010     13,288,962      2.67 - 29.49      275,410,258
     Division                           2009     13,614,452      2.40 - 26.35      251,254,370
                                        2008     15,406,849      1.84 - 20.08      206,957,543

  MSF Western Asset                     2012     13,148,516      1.93 - 21.59      229,960,732
     Management U.S. Government         2011     14,053,184      1.90 - 21.05      235,422,481
     Investment Division                2010     15,023,442      1.82 - 20.10      239,870,128
                                        2009     14,375,216      1.75 - 19.15      216,669,959
                                        2008     13,590,779      1.69 - 18.49      192,871,484

  MSF Zenith Equity                     2012      2,657,120             23.93       63,578,072
     Investment Division                2011      3,127,103             21.27       66,504,213
                                        2010      3,651,183             22.31       81,465,443
                                        2009      4,320,085             19.81       85,598,366
                                        2008      5,123,370             15.40       78,903,521

                                                       FOR THE YEAR ENDED DECEMBER 31
                                              ---------------------------------------------------
                                              INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                                 INCOME          LOWEST TO          LOWEST TO
                                                RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                              -------------  ----------------   -----------------
  MSF T. Rowe Price Small Cap           2012         --          0.50 - 2.30        13.26 - 15.42
     Growth Investment Division         2011         --          0.50 - 2.30        (0.86) - 1.11
                                        2010         --          0.50 - 2.30        31.60 - 34.02
                                        2009       0.27          0.50 - 2.30        35.49 - 38.07
                                        2008         --          0.50 - 2.30    (37.77) - (36.66)

  MSF Van Eck Global Natural            2012         --          1.15 - 2.05          0.49 - 1.40
     Resources Investment Division      2011       1.07          1.15 - 2.05    (18.36) - (17.63)
     (Commenced 5/4/2009)               2010       0.23          1.15 - 2.05        26.41 - 27.55
                                        2009         --          1.15 - 2.05        35.13 - 35.96

  MSF Western Asset                     2012       3.49          0.50 - 2.30         8.75 - 10.77
     Management Strategic Bond          2011       5.01          0.50 - 2.30          3.43 - 5.45
     Opportunities Investment           2010       5.95          0.50 - 2.30         9.90 - 12.00
     Division                           2009       6.51          0.50 - 2.30        28.90 - 31.36
                                        2008       4.04          0.50 - 2.30    (15.98) - (15.67)

  MSF Western Asset                     2012       1.92          0.50 - 2.30          0.69 - 2.70
     Management U.S. Government         2011       1.33          0.50 - 2.30          2.88 - 4.83
     Investment Division                2010       2.49          0.50 - 2.30          3.09 - 5.12
                                        2009       4.26          0.50 - 2.30          1.71 - 3.56
                                        2008       4.26          0.50 - 2.30      (1.74) - (1.02)

  MSF Zenith Equity                     2012       0.92                 1.35                12.51
     Investment Division                2011       1.06                 1.35               (4.68)
                                        2010       1.61                 1.35                12.61
                                        2009       5.89                 1.35                28.65
                                        2008       2.74                 1.35              (39.35)

 1 These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying fund, series, or portfolio, net of management fees assessed by the fund manager, divided by the average net assets, regardless of share class, if any. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Investment Division is affected by the timing of the declaration of dividends by the underlying fund, series, or portfolio in which the Investment Division invests. The investment income ratio is calculated as a weighted average ratio since the Investment Division may invest in two or more share classes, within the underlying fund, series, or portfolio of the Trusts which may have unique investment income ratios.

 2 These amounts represent annualized contract expenses of each of the applicable Investment Divisions, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund, series, or portfolio have been excluded.

 3 These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, series, or portfolio, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on the minimum and maximum returns within each product grouping of the applicable Investment
   Division.

This page is intentionally left blank.

                       Index to the Financial Statements

                                                                                                 Page
                                                                                                Number
                                                                                                ------
Index to the Consolidated Financial Statements, Notes and Schedules............................    1
 Report of Independent Registered Public Accounting Firm.......................................    2
 Financial Statements at December 31, 2012 and 2011 and for the Years Ended December 31, 2012,
   2011 and 2010:
   Consolidated Balance Sheets.................................................................    3
   Consolidated Statements of Operations.......................................................    4
   Consolidated Statements of Comprehensive Income.............................................    5
   Consolidated Statements of Equity...........................................................    6
   Consolidated Statements of Cash Flows.......................................................    9
   Notes to the Consolidated Financial Statements..............................................   11
   Consolidated Financial Statement Schedules..................................................  167

      Index to the Consolidated Financial Statements, Notes and Schedules

                                                                                                Page
                                                                                               Number
                                                                                               ------
Report of Independent Registered Public Accounting Firm.......................................    3
Financial Statements at December 31, 2012 and 2011 and for the Years Ended December 31, 2012,
  2011 and 2010:
 Consolidated Balance Sheets..................................................................    4
 Consolidated Statements of Operations........................................................    5
 Consolidated Statements of Comprehensive Income..............................................    6
 Consolidated Statements of Equity............................................................    7
 Consolidated Statements of Cash Flows........................................................   10
Notes to the Consolidated Financial Statements:
 Note 1 -- Business, Basis of Presentation and Summary of Significant Accounting Policies.....   12
 Note 2 -- Segment Information................................................................   32
 Note 3 -- Discontinued Operations............................................................   37
 Note 4 -- Insurance..........................................................................   38
 Note 5 -- Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-
   Related Intangibles........................................................................   45
 Note 6 -- Reinsurance........................................................................   48
 Note 7 -- Closed Block.......................................................................   54
 Note 8 -- Investments........................................................................   57
 Note 9 -- Derivatives........................................................................   81
 Note 10 -- Fair Value........................................................................   95
 Note 11 -- Goodwill..........................................................................  125
 Note 12 -- Long-term and Short-term Debt.....................................................  127
 Note 13 -- Equity............................................................................  130
 Note 14 -- Other Expenses....................................................................  139
 Note 15 -- Employee Benefit Plans............................................................  140
 Note 16 -- Income Tax........................................................................  152
 Note 17 -- Contingencies, Commitments and Guarantees.........................................  156
 Note 18 -- Quarterly Results of Operations (Unaudited).......................................  166
 Note 19 -- Related Party Transactions........................................................  166
 Note 20 -- Subsequent Events.................................................................  167
Financial Statement Schedules at December 31, 2012 and 2011 and for the Years Ended
  December 31, 2012, 2011 and 2010:
 Schedule I -- Consolidated Summary of Investments -- Other Than Investments in Related
   Parties....................................................................................  168
 Schedule III -- Consolidated Supplementary Insurance Information.............................  169
 Schedule IV -- Consolidated Reinsurance......................................................  170

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Metropolitan Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Metropolitan Life Insurance Company and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements and Schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Metropolitan Life Insurance Company and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1, the Company changed its method of accounting for deferred policy acquisition costs as required by accounting guidance adopted on January 1, 2012. In addition, as discussed in Note 2, the Company reorganized its segments in 2012.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

New York, New York
April 2, 2013
(August 28, 2013 as to Note 20 and Financial Statement Schedules I, III, & IV)

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                          Consolidated Balance Sheets
                          December 31, 2012 and 2011

                (In millions, except share and per share data)

                                                                                                             2012      2011
                                                                                                           --------- ---------
Assets
Investments:
 Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $164,757 and
  $154,376, respectively; includes $170 and $0, respectively, relating to variable interest entities)..... $ 183,676 $ 168,178
 Equity securities available-for-sale, at estimated fair value (cost: $1,541 and $1,379, respectively)....     1,499     1,278
 Trading and fair value option securities, at estimated fair value (includes $659 and $473, respectively,
  of actively traded securities; and $41 and $117, respectively, relating to variable interest entities)..       752       697
 Mortgage loans (net of valuation allowances of $304 and $393, respectively)..............................    44,657    43,880
 Policy loans.............................................................................................     8,364     8,314
 Real estate and real estate joint ventures (includes $10 and $15, respectively, relating to variable
  interest entities)......................................................................................     6,837     5,891
 Other limited partnership interests (includes $165 and $152, respectively, relating to variable interest
  entities)...............................................................................................     4,508     4,334
 Short-term investments, principally at estimated fair value..............................................     6,881     6,140
 Other invested assets, principally at estimated fair value (includes $81 and $98, respectively, relating
  to variable interest entities)..........................................................................    12,479    12,478
                                                                                                           --------- ---------
  Total investments.......................................................................................   269,653   251,190
Cash and cash equivalents, principally at estimated fair value (includes $31 and $70, respectively,
 relating to variable interest entities)..................................................................     1,401     2,089
Accrued investment income (includes $2 and $1, respectively, relating to variable interest entities)......     2,242     2,219
Premiums, reinsurance and other receivables (includes $4 and $10, respectively, relating to variable
 interest entities).......................................................................................    24,721    27,981
Deferred policy acquisition costs and value of business acquired..........................................     5,832     6,341
Other assets (includes $4 and $4, respectively, relating to variable interest entities)...................     4,444     4,233
Separate account assets...................................................................................   120,971   106,678
                                                                                                           --------- ---------
  Total assets............................................................................................ $ 429,264 $ 400,731
                                                                                                           ========= =========
Liabilities and Equity
Liabilities
Future policy benefits.................................................................................... $ 113,986 $ 109,333
Policyholder account balances.............................................................................    94,716    88,856
Other policy-related balances.............................................................................     5,663     5,876
Policyholder dividends payable............................................................................       610       659
Policyholder dividend obligation..........................................................................     3,828     2,919
Payables for collateral under securities loaned and other transactions....................................    22,461    20,280
Short-term debt...........................................................................................       100       101
Long-term debt (includes $124 and $116, respectively, at estimated fair value, relating to variable
 interest entities).......................................................................................     2,345     2,248
Current income tax payable................................................................................       161       123
Deferred income tax liability (includes $2 and $0, respectively, at estimated fair value, relating to
 variable interest entities)..............................................................................     3,036     2,324
Other liabilities (includes $22 and $42, respectively, relating to variable interest entities)............    33,941    36,614
Separate account liabilities..............................................................................   120,971   106,678
                                                                                                           --------- ---------
  Total liabilities.......................................................................................   401,818   376,011
                                                                                                           --------- ---------
Contingencies, Commitments and Guarantees (Note 17)
Equity
Metropolitan Life Insurance Company stockholder's equity:
 Common stock, par value $0.01 per share; 1,000,000,000 shares authorized; 494,466,664 shares issued and
  outstanding at December 31, 2012 and 2011...............................................................         5         5
 Additional paid-in capital...............................................................................    14,510    14,506
 Retained earnings........................................................................................     8,631     6,973
 Accumulated other comprehensive income (loss)............................................................     4,008     3,054
                                                                                                           --------- ---------
  Total Metropolitan Life Insurance Company stockholder's equity..........................................    27,154    24,538
Noncontrolling interests..................................................................................       292       182
                                                                                                           --------- ---------
  Total equity............................................................................................    27,446    24,720
                                                                                                           --------- ---------
  Total liabilities and equity............................................................................ $ 429,264 $ 400,731
                                                                                                           ========= =========

       See accompanying notes to the consolidated financial statements.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Operations
             For the Years Ended December 31, 2012, 2011 and 2010

                                 (In millions)

                                                                              2012      2011      2010
                                                                            --------  --------  --------
Revenues
Premiums................................................................... $ 19,880  $ 18,288  $ 18,519
Universal life and investment-type product policy fees.....................    2,239     2,202     2,075
Net investment income......................................................   11,852    11,615    11,581
Other revenues.............................................................    1,730     1,808     1,725
Net investment gains (losses):
 Other-than-temporary impairments on fixed maturity securities.............     (214)     (244)     (510)
 Other-than-temporary impairments on fixed maturity securities transferred
   to other comprehensive income (loss)....................................       22        17       150
 Other net investment gains (losses).......................................     (138)      359       190
                                                                            --------  --------  --------
   Total net investment gains (losses).....................................     (330)      132      (170)
 Net derivative gains (losses).............................................      675     1,578      (266)
                                                                            --------  --------  --------
     Total revenues........................................................   36,046    35,623    33,464
                                                                            --------  --------  --------
Expenses
Policyholder benefits and claims...........................................   22,269    20,681    20,707
Interest credited to policyholder account balances.........................    2,390     2,372     2,523
Policyholder dividends.....................................................    1,295     1,355     1,443
Other expenses.............................................................    6,394     6,471     6,282
                                                                            --------  --------  --------
     Total expenses........................................................   32,348    30,879    30,955
                                                                            --------  --------  --------
Income (loss) from continuing operations before provision for income tax...    3,698     4,744     2,509
Provision for income tax expense (benefit).................................    1,055     1,460       769
                                                                            --------  --------  --------
Income (loss) from continuing operations, net of income tax................    2,643     3,284     1,740
Income (loss) from discontinued operations, net of income tax..............       40        61        31
                                                                            --------  --------  --------
 Net income (loss).........................................................    2,683     3,345     1,771
Less: Net income (loss) attributable to noncontrolling interests...........        2        (8)       (3)
                                                                            --------  --------  --------
Net income (loss) attributable to Metropolitan Life Insurance Company...... $  2,681  $  3,353  $  1,774
                                                                            ========  ========  ========

       See accompanying notes to the consolidated financial statements.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Consolidated Statements of Comprehensive Income
             For the Years Ended December 31, 2012, 2011 and 2010

                                 (In millions)

                                                                                     2012     2011     2010
                                                                                   -------  -------  -------
Net income (loss) attributable to Metropolitan Life Insurance Company............. $ 2,681  $ 3,353  $ 1,774
Net income (loss) attributable to noncontrolling interests........................       2       (8)      (3)
                                                                                   -------  -------  -------
Net income (loss).................................................................   2,683    3,345    1,771
Other comprehensive income (loss):
 Unrealized investment gains (losses), net of related offsets.....................   2,502    2,567    4,470
 Unrealized gains (losses) on derivatives.........................................    (241)   1,203      182
 Foreign currency translation adjustments.........................................     (30)       6      (29)
 Defined benefit plans adjustment.................................................    (766)    (671)     161
                                                                                   -------  -------  -------
 Other comprehensive income (loss), before income tax.............................   1,465    3,105    4,784
 Income tax (expense) benefit related to items of other comprehensive income
   (loss).........................................................................    (511)  (1,074)  (1,676)
                                                                                   -------  -------  -------
 Other comprehensive income (loss), net of income tax.............................     954    2,031    3,108
                                                                                   -------  -------  -------
Comprehensive income (loss).......................................................   3,637    5,376    4,879
Less: Comprehensive income (loss) attributable to noncontrolling interest, net of
  income tax......................................................................       2       (8)       3
                                                                                   -------  -------  -------
Comprehensive income (loss) attributable to Metropolitan Life Insurance
  Company, excluding cumulative effect of change in accounting principle..........   3,635    5,384    4,876
Cumulative effect of change in accounting principle, net of income tax............      --       --       10
                                                                                   -------  -------  -------
Comprehensive income (loss) attributable to Metropolitan Life Insurance
  Company......................................................................... $ 3,635  $ 5,384  $ 4,886
                                                                                   =======  =======  =======

       See accompanying notes to the consolidated financial statements.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       Consolidated Statements of Equity
                     For the Year Ended December 31, 2012

                                 (In millions)




                                                                Additional
                                                         Common  Paid-in   Retained
                                                         Stock   Capital   Earnings
-                                                        ------ ---------- --------
Balance at December 31, 2011............................  $ 5    $ 14,506  $ 6,973
Capital contributions from MetLife, Inc. (Note 13)......                3
Excess tax benefits related to stock-based compensation.                1
Dividends on common stock...............................                    (1,023)
Change in equity of noncontrolling interests............
Net income (loss).......................................                     2,681
Other comprehensive income (loss), net of income tax....
                                                          ---    --------  -------
Balance at December 31, 2012............................  $ 5    $ 14,510  $ 8,631
                                                          ===    ========  =======

                                                           Accumulated Other Comprehensive Income (Loss)
                                                         ------------------------------------------------
                                                              Net                     Foreign    Defined          Total
                                                           Unrealized   Other-Than-  Currency    Benefit    Metropolitan Life
                                                           Investment    Temporary  Translation   Plans     Insurance Company
                                                         Gains (Losses) Impairments Adjustments Adjustment Stockholder's Equity
-                                                        -------------- ----------- ----------- ---------- --------------------
Balance at December 31, 2011............................    $ 5,185       $ (317)      $  37     $ (1,851)       $ 24,538
Capital contributions from MetLife, Inc. (Note 13)......                                                                3
Excess tax benefits related to stock-based compensation.                                                                1
Dividends on common stock...............................                                                           (1,023)
Change in equity of noncontrolling interests............
Net income (loss).......................................                                                            2,681
Other comprehensive income (loss), net of income tax....      1,312          159         (19)        (498)            954
                                                            -------       ------       -----     --------        --------
Balance at December 31, 2012............................    $ 6,497       $ (158)      $  18     $ (2,349)       $ 27,154
                                                            =======       ======       =====     ========        ========




                                                         Noncontrolling  Total
                                                           Interests     Equity
-                                                        -------------- --------
Balance at December 31, 2011............................     $ 182      $ 24,720
Capital contributions from MetLife, Inc. (Note 13)......                       3
Excess tax benefits related to stock-based compensation.                       1
Dividends on common stock...............................                  (1,023)
Change in equity of noncontrolling interests............       108           108
Net income (loss).......................................         2         2,683
Other comprehensive income (loss), net of income tax....                     954
                                                             -----      --------
Balance at December 31, 2012............................     $ 292      $ 27,446
                                                             =====      ========

       See accompanying notes to the consolidated financial statements.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Consolidated Statements of Equity -- (Continued)
                     For the Year Ended December 31, 2011

                                 (In millions)




                                                                Additional
                                                         Common  Paid-in   Retained
                                                         Stock   Capital   Earnings
-                                                        ------ ---------- --------
Balance at December 31, 2010............................  $ 5    $ 14,445  $ 4,941
Capital contributions from MetLife, Inc. (Note 13)......               50
Excess tax benefits related to stock-based compensation.               11
Dividends on common stock...............................                    (1,321)
Change in equity of noncontrolling interests............
Net income (loss).......................................                     3,353
Other comprehensive income (loss), net of income tax....
                                                          ---    --------  -------
Balance at December 31, 2011............................  $ 5    $ 14,506  $ 6,973
                                                          ===    ========  =======

                                                           Accumulated Other Comprehensive Income (Loss)
                                                         ------------------------------------------------
                                                              Net                     Foreign    Defined          Total
                                                           Unrealized   Other-Than-  Currency    Benefit    Metropolitan Life
                                                           Investment    Temporary  Translation   Plans     Insurance Company
                                                         Gains (Losses) Impairments Adjustments Adjustment Stockholder's Equity
-                                                        -------------- ----------- ----------- ---------- --------------------
Balance at December 31, 2010............................    $ 2,672       $ (254)      $ 34      $ (1,429)       $ 20,414
Capital contributions from MetLife, Inc. (Note 13)......                                                               50
Excess tax benefits related to stock-based compensation.                                                               11
Dividends on common stock...............................                                                           (1,321)
Change in equity of noncontrolling interests............
Net income (loss).......................................                                                            3,353
Other comprehensive income (loss), net of income tax....      2,513          (63)         3          (422)          2,031
                                                            -------       ------       ----      --------        --------
Balance at December 31, 2011............................    $ 5,185       $ (317)      $ 37      $ (1,851)       $ 24,538
                                                            =======       ======       ====      ========        ========




                                                         Noncontrolling  Total
                                                           Interests     Equity
-                                                        -------------- --------
Balance at December 31, 2010............................     $ 148      $ 20,562
Capital contributions from MetLife, Inc. (Note 13)......                      50
Excess tax benefits related to stock-based compensation.                      11
Dividends on common stock...............................                  (1,321)
Change in equity of noncontrolling interests............        42            42
Net income (loss).......................................        (8)        3,345
Other comprehensive income (loss), net of income tax....                   2,031
                                                             -----      --------
Balance at December 31, 2011............................     $ 182      $ 24,720
                                                             =====      ========

       See accompanying notes to the consolidated financial statements.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Consolidated Statements of Equity -- (Continued)
                     For the Year Ended December 31, 2010

                                 (In millions)




                                                                    Additional
                                                             Common  Paid-in   Retained
                                                             Stock   Capital   Earnings
                                                             ------ ---------- --------
Balance at December 31, 2009................................  $ 5    $ 14,438  $ 4,817
Cumulative effect of change in accounting principle, net of
 income tax (Note 1)........................................                    (1,009)
                                                              ---    --------  -------
Balance at January 1, 2010..................................    5      14,438    3,808
Cumulative effect of change in accounting principle, net of
 income tax (Note 1)........................................                       (10)
Capital contributions from MetLife, Inc. (Note 13)..........                3
Excess tax benefits related to stock-based compensation.....                4
Dividends on common stock...................................                      (631)
Change in equity of noncontrolling interests................
Net income (loss)...........................................                     1,774
Other comprehensive income (loss), net of income tax........
                                                              ---    --------  -------
Balance at December 31, 2010................................  $ 5    $ 14,445  $ 4,941
                                                              ===    ========  =======

                                                               Accumulated Other Comprehensive Income (Loss)
                                                             ------------------------------------------------
                                                                  Net                     Foreign    Defined
                                                               Unrealized   Other-Than-  Currency    Benefit
                                                               Investment    Temporary  Translation   Plans
                                                             Gains (Losses) Impairments Adjustments Adjustment
                                                             -------------- ----------- ----------- ----------
Balance at December 31, 2009................................    $  (265)      $ (341)      $ 51      $ (1,527)
Cumulative effect of change in accounting principle, net of
 income tax (Note 1)........................................         (6)                     (1)
                                                                -------       ------       ----      --------
Balance at January 1, 2010..................................       (271)        (341)        50        (1,527)
Cumulative effect of change in accounting principle, net of
 income tax (Note 1)........................................         10
Capital contributions from MetLife, Inc. (Note 13)..........
Excess tax benefits related to stock-based compensation.....
Dividends on common stock...................................
Change in equity of noncontrolling interests................
Net income (loss)...........................................
Other comprehensive income (loss), net of income tax........      2,933           87        (16)           98
                                                                -------       ------       ----      --------
Balance at December 31, 2010................................    $ 2,672       $ (254)      $ 34      $ (1,429)
                                                                =======       ======       ====      ========


                                                                    Total
                                                              Metropolitan Life
                                                              Insurance Company   Noncontrolling  Total
                                                             Stockholder's Equity   Interests     Equity
                                                             -------------------- -------------- --------
Balance at December 31, 2009................................      $  17,178           $  291     $ 17,469
Cumulative effect of change in accounting principle, net of
 income tax (Note 1)........................................         (1,016)                       (1,016)
                                                                  ---------           ------     --------
Balance at January 1, 2010..................................         16,162              291       16,453
Cumulative effect of change in accounting principle, net of
 income tax (Note 1)........................................             --                            --
Capital contributions from MetLife, Inc. (Note 13)..........              3                             3
Excess tax benefits related to stock-based compensation.....              4                             4
Dividends on common stock...................................           (631)                         (631)
Change in equity of noncontrolling interests................                            (146)        (146)
Net income (loss)...........................................          1,774               (3)       1,771
Other comprehensive income (loss), net of income tax........          3,102                6        3,108
                                                                  ---------           ------     --------
Balance at December 31, 2010................................      $  20,414           $  148     $ 20,562
                                                                  =========           ======     ========

       See accompanying notes to the consolidated financial statements.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Cash Flows
             For the Years Ended December 31, 2012, 2011 and 2010

                                 (In millions)

                                                                                             2012      2011      2010
                                                                                          ---------  --------  --------
Cash flows from operating activities
Net income (loss)........................................................................ $   2,683  $  3,345  $  1,771
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
 Depreciation and amortization expenses..................................................       416       407       394
 Amortization of premiums and accretion of discounts associated with
   investments, net......................................................................      (698)     (683)     (709)
 (Gains) losses on investments and derivatives and from sales of businesses,
   net...................................................................................      (188)   (1,735)      380
 (Income) loss from equity method investments, net of dividends or
   distributions.........................................................................        42       269       116
 Interest credited to policyholder account balances......................................     2,390     2,372     2,523
 Universal life and investment-type product policy fees..................................    (2,239)   (2,202)   (2,075)
 Change in trading and fair value option securities......................................      (100)       20       (14)
 Change in accrued investment income.....................................................        22        14      (117)
 Change in premiums, reinsurance and other receivables...................................      (422)     (208)     (377)
 Change in deferred policy acquisition costs and value of business acquired,
   net...................................................................................       359       150       169
 Change in income tax....................................................................       (28)      527       727
 Change in other assets..................................................................       361       767       283
 Change in insurance-related liabilities and policy-related balances.....................     1,915     2,587     2,469
 Change in other liabilities.............................................................       170       726       684
 Other, net..............................................................................      (147)     (125)     (120)
                                                                                          ---------  --------  --------
Net cash provided by operating activities................................................     4,536     6,231     6,104
                                                                                          ---------  --------  --------
Cash flows from investing activities
 Sales, maturities and repayments of:
   Fixed maturity securities.............................................................    52,889    53,325    49,828
   Equity securities.....................................................................       245       816       520
   Mortgage loans........................................................................     8,668     8,152     4,853
   Real estate and real estate joint ventures............................................       721     1,058       241
   Other limited partnership interests...................................................       585       754       383
 Purchases of:
   Fixed maturity securities.............................................................   (62,136)  (54,038)  (57,961)
   Equity securities.....................................................................      (393)     (278)     (157)
   Mortgage loans........................................................................    (9,448)  (10,443)   (5,820)
   Real estate and real estate joint ventures............................................    (1,447)     (980)     (539)
   Other limited partnership interests...................................................      (660)     (658)     (614)
 Cash received in connection with freestanding derivatives...............................       634     1,011       712
 Cash paid in connection with freestanding derivatives...................................      (443)     (695)     (920)
 Issuances of loans to affiliates........................................................        --      (525)       --
 Net change in policy loans..............................................................       (50)      (44)     (171)
 Net change in short-term investments....................................................      (567)   (3,816)      841
 Net change in other invested assets.....................................................      (791)     (562)      149
 Net change in property, equipment and leasehold improvements............................       (71)     (104)     (138)
 Other, net..............................................................................        --         7        (7)
                                                                                          ---------  --------  --------
Net cash used in investing activities.................................................... $ (12,264) $ (7,020) $ (8,800)
                                                                                          ---------  --------  --------

       See accompanying notes to the consolidated financial statements.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

             Consolidated Statements of Cash Flows -- (Continued)
             For the Years Ended December 31, 2012, 2011 and 2010

                                 (In millions)

                                                                                  2012      2011      2010
-                                                                               --------  --------  --------
Cash flows from financing activities
 Policyholder account balances:
   Deposits.................................................................... $ 61,647  $ 55,586  $ 44,481
   Withdrawals.................................................................  (56,373)  (57,078)  (43,381)
 Net change in payables for collateral under securities loaned and other
   transactions................................................................    2,181     3,266     2,352
 Net change in short-term debt.................................................       (1)       (1)     (217)
 Long-term debt issued.........................................................       79       110       188
 Long-term debt repaid.........................................................      (81)   (1,411)     (324)
 Dividends on common stock.....................................................   (1,023)   (1,151)     (232)
 Capital contribution..........................................................       --        47        --
 Other, net....................................................................      611        25       (33)
                                                                                --------  --------  --------
Net cash provided by (used in) financing activities............................    7,040      (607)    2,834
                                                                                --------  --------  --------
Change in cash and cash equivalents............................................     (688)   (1,396)      138
Cash and cash equivalents, beginning of year...................................    2,089     3,485     3,347
                                                                                --------  --------  --------
Cash and cash equivalents, end of year......................................... $  1,401  $  2,089  $  3,485
                                                                                ========  ========  ========
Supplemental disclosures of cash flow information:
 Net cash paid for:
   Interest.................................................................... $    151  $    196  $    217
                                                                                ========  ========  ========
   Income tax.................................................................. $    842  $    701  $    183
                                                                                ========  ========  ========
 Non-cash transactions:
   Purchase money mortgage loans on sales of real estate joint ventures........ $     --  $     --  $      2
                                                                                ========  ========  ========
   Capital contributions from MetLife, Inc..................................... $      3  $      3  $      3
                                                                                ========  ========  ========
   Dividends to MetLife, Inc................................................... $     --  $    170  $    399
                                                                                ========  ========  ========
   Real estate and real estate joint ventures acquired in satisfaction of debt. $    264  $    151  $     58
                                                                                ========  ========  ========

       See accompanying notes to the consolidated financial statements.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Notes to the Consolidated Financial Statements

1.   Business, Basis of Presentation and Summary of Significant Accounting
Policies

Business

  Metropolitan Life Insurance Company and its subsidiaries (collectively, "MLIC" or the "Company") is a leading provider of insurance, annuities and employee benefit programs throughout the United States. The Company offers life insurance and annuities to individuals, as well as group insurance and retirement & savings products and services to corporations and other institutions. Metropolitan Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc.

  The Company is organized into three segments: Retail; Group, Voluntary & Worksite Benefits; and Corporate Benefit Funding. See Note 2 for information on the reorganization of the Company's segments during 2012, which were retrospectively applied.

Basis of Presentation

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from estimates.

  Consolidation

  The accompanying consolidated financial statements include the accounts of Metropolitan Life Insurance Company and its subsidiaries, as well as partnerships and joint ventures in which the Company has control, and variable interest entities ("VIEs") for which the Company is the primary beneficiary. Intercompany accounts and transactions have been eliminated.

  Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  Discontinued Operations

  The results of operations of a component of the Company that has either been disposed of or is classified as held-for-sale are reported in discontinued operations if certain criteria are met. In order to qualify for a discontinued operation, the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Separate Accounts

  Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if:

  .  such separate accounts are legally recognized;
  . assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
  . investments are directed by the contractholder; and . all investment performance, net of contract fees and assessments, is passed through to the contractholder.

  The Company reports separate account assets at their fair value, which is based on the estimated fair values of the underlying assets comprising the individual separate account portfolios. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of operations. Separate accounts credited with a contractual investment return are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses and the accounting for these investments is consistent with the methodologies described herein for similar financial instruments held within the general account.

  The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees in the consolidated statements of operations.

  Reclassifications

  Certain amounts in the prior years' consolidated financial statements and related footnotes thereto have been reclassified to conform with the current year presentation as discussed throughout the Notes to the Consolidated Financial Statements. See "-- Adoption of New Accounting Pronouncements" for discussion of accounting pronouncements adopted in 2012, which were retrospectively applied.

Summary of Significant Accounting Policies

  The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

 Accounting Policy                                                                       Note
---------------------------------------------------------------------------------------------
 Insurance                                                                                  4
---------------------------------------------------------------------------------------------
 Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related
  Intangibles                                                                               5
---------------------------------------------------------------------------------------------
 Reinsurance                                                                                6
---------------------------------------------------------------------------------------------
 Investments                                                                                8
---------------------------------------------------------------------------------------------
 Derivatives                                                                                9
---------------------------------------------------------------------------------------------
 Fair Value                                                                                10
---------------------------------------------------------------------------------------------
 Goodwill                                                                                  11
---------------------------------------------------------------------------------------------
 Employee Benefit Plans                                                                    15
---------------------------------------------------------------------------------------------
 Income Tax                                                                                16
---------------------------------------------------------------------------------------------
 Litigation Contingencies                                                                  17

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


Insurance

  Future Policy Benefit Liabilities and Policyholder Account Balances

  The Company establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability terminations, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. For long duration insurance contracts, assumptions such as mortality, morbidity and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

  Premium deficiency reserves may also be established for short duration contracts to provide for expected future losses. These reserves are based on actuarial estimates of the amount of loss inherent in that period, including losses incurred for which claims have not been reported. The provisions for unreported claims are calculated using studies that measure the historical length of time between the incurred date of a claim and its eventual reporting to the Company. Anticipated investment income is considered in the calculation of premium deficiency losses for short duration contracts.

  Liabilities for universal and variable life secondary guarantees and paid-up guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The assumptions used in estimating the secondary and paid-up guarantee liabilities are consistent with those used for amortizing deferred policy acquisition costs ("DAC"), and are thus subject to the same variability and risk as further discussed herein. The assumptions of investment performance and volatility for variable products are consistent with historical experience of appropriate underlying equity indices, such as the Standard & Poor's Ratings Services ("S&P") 500 Index. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

  The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

  Policyholder account balances ("PABs") relate to contract or contract features where the Company has no significant insurance risk.

  The Company issues certain variable annuity products with guaranteed minimum benefits that provide the policyholder a minimum return based on their initial deposit (i.e., the benefit base) less withdrawals. These guarantees are accounted for as insurance liabilities or as embedded derivatives depending on how and when the benefit is paid. Specifically, a guarantee is accounted for as an embedded derivative if a guarantee is paid without requiring (i) the occurrence of specific insurable event, or (ii) the policyholder to annuitize. Alternatively, a guarantee is accounted for as an insurance liability if the guarantee is paid only upon either (i) the occurrence of a

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

specific insurable event, or (ii) annuitization. In certain cases, a guarantee may have elements of both an insurance liability and an embedded derivative and in such cases the guarantee is split and accounted for under both models.

  Guarantees accounted for as insurance liabilities in future policy benefits include guaranteed minimum death benefits ("GMDBs"), the portion of guaranteed minimum income benefits ("GMIBs") that require annuitization, and the life-contingent portion of guaranteed minimum withdrawal benefits ("GMWBs").

  Guarantees accounted for as embedded derivatives in PABs include the non life-contingent portion of GMWB, guaranteed minimum accumulation benefits ("GMABs") and the portion of GMIB that do not require annuitization. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

  Other Policy-Related Balances

  Other policy-related balances include policy and contract claims, unearned revenue liabilities, premiums received in advance, policyholder dividends due and unpaid and policyholder dividends left on deposit.

  The liability for policy and contract claims generally relates to incurred but not reported death, disability, long-term care ("LTC") and dental claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from analyses of historical patterns of claims by business line. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

  The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits and margins, similar to DAC as discussed further herein. Such amortization is recorded in universal life and investment-type product policy fees.

  The Company accounts for the prepayment of premiums on its individual life, group life and health contracts as premium received in advance and applies the cash received to premiums when due.

  Recognition of Insurance Revenues and Deposits

  Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided to recognize profits over the estimated lives of the insurance policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into earnings in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

  Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Deposits related to universal life-type and investment-type products are credited to PABs. Revenues from such contracts consist of fees for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to earnings include interest credited and benefit claims incurred in excess of related PABs.

  Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

  Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles

  The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized as DAC. Such costs include:

  .  incremental direct costs of contract acquisition, such as commissions;
  . the portion of an employee's total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed; and
  . other essential direct costs that would not have been incurred had a policy not been acquired or renewed.

  All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

  Value of business acquired ("VOBA") is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience on the purchased business may vary from these projections.

  DAC and VOBA are amortized as follows:

  Products:                             In proportion to the following over
                                        estimated lives of the contracts:
 -----------------------------------------------------------------------------
  . Non-participating and               Historic actual and expected future
   non-dividend-paying traditional      gross premiums.
   contracts:
   . Term insurance
   . Non-participating whole life
    insurance
   . Traditional group life insurance
   . Non-medical health insurance
 -----------------------------------------------------------------------------
  . Participating, dividend-paying      Actual and expected future gross
   traditional contracts                margins.
 -----------------------------------------------------------------------------
  . Fixed and variable universal life   Actual and expected future gross
   contracts                            profits.
  . Fixed and variable deferred
   annuity contracts

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  See Note 5 for additional information on DAC and VOBA amortization.

  The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the consolidated financial statements for reporting purposes.

  The Company generally has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in policyholder benefits and claims. Each year, or more frequently if circumstances indicate a potential recoverability issue exists, the Company reviews deferred sales inducements to determine the recoverability of the asset.

  Value of distribution agreements acquired ("VODA") is reported in other assets and represents the present value of expected future profits associated with the expected future business derived from the distribution agreements acquired as part of a business combination. Value of customer relationships acquired ("VOCRA") is also reported in other assets and represents the present value of the expected future profits associated with the expected future business acquired through existing customers of the acquired company or business. The VODA and VOCRA associated with past business combinations are amortized over useful lives ranging from 10 to 30 years and such amortization is included in other expenses. Each year, or more frequently if circumstances indicate a possible impairment exists, the Company reviews VODA and VOCRA to determine whether the asset is impaired.

  Reinsurance

  For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as the primary insurer. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

  For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

  For prospective reinsurance of short-duration contracts that meet the criteria for reinsurance accounting, amounts paid (received) are recorded as ceded (assumed) premiums and ceded (assumed) unearned premiums and are reflected as a component of premiums, reinsurance and other receivables (future policy benefits). Such amounts are amortized through earned premiums over the remaining contract period in proportion to the amount of insurance protection provided. For retroactive reinsurance of short-duration contracts that meet the criteria of reinsurance accounting, amounts paid (received) in excess of the related insurance liabilities ceded (assumed) are

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

recognized immediately as a loss and are reported in the appropriate line item within the consolidated statement of operations. Any gain on such retroactive agreement is deferred and is amortized as part of DAC, primarily using the recovery method.

  Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the consolidated balance sheet.

  Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the consolidated balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

  The funds withheld liability represents amounts withheld by the Company in accordance with the terms of the reinsurance agreements. The Company withholds the funds rather than transferring the underlying investments and, as a result, records funds withheld liability within other liabilities. The Company recognizes interest on funds withheld, included in other expenses, at rates defined by the terms of the agreement which may be contractually specified or directly related to the investment portfolio.

  Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues. With respect to GMIBs, a portion of the directly written GMIBs are accounted for as insurance liabilities, but the associated reinsurance agreements contain embedded derivatives. These embedded derivatives are included in premiums, reinsurance and other receivables with changes in estimated fair value reported in net derivative gains (losses).

  If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

  Investments

  Net Investment Income

    Income on investments is reported within net investment income, unless otherwise stated herein.

  Fixed Maturity and Equity Securities

    The majority of the Company's fixed maturity and equity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policyholder-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


    Interest income on fixed maturity securities is recognized when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Prepayment fees are recognized when earned. Dividends on equity securities are recognized when declared.

    The Company periodically evaluates fixed maturity and equity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value and an analysis of the gross unrealized losses by severity and/or age. The analysis of gross unrealized losses is described further in Note 8 "-- Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

    For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either:
  (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exist, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors ("noncredit loss") is recorded in OCI. Adjustments are not made for subsequent recoveries in value.

    With respect to equity securities, the Company considers in its OTTI analysis its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost. If a sale decision is made for an equity security and recovery to an amount at least equal to cost prior to the sale is not expected, the security will be deemed to be other-than-temporarily impaired in the period that the sale decision was made and an OTTI loss will be recorded in earnings. The OTTI loss recognized is the entire difference between the security's cost and its estimated fair value with a corresponding charge to earnings.

  Trading and Fair Value Option Securities

    Trading and fair value option securities are stated at estimated fair value and include investments for which the fair value option ("FVO") has been elected ("FVO Securities") and investments that are actively purchased and sold ("Actively Traded Securities").

    Actively Traded Securities principally include fixed maturity securities and short sale agreement liabilities, which are included in other liabilities.

    FVO Securities include:

     . fixed maturity and equity securities held-for-investment by the general account to support asset and liability matching strategies for certain insurance products; and
     . securities held by consolidated securitization entities ("CSEs") (former qualifying special purpose entities), with changes in estimated fair value subsequent to consolidation included in net investment gains (losses).

    Changes in estimated fair value of these securities subsequent to purchase are included in net investment income, except for certain securities included in FVO Securities where changes are included in net investment gains (losses).

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Mortgage Loans

    The Company disaggregates its mortgage loan investments into three portfolio segments: commercial, agricultural, and residential. The accounting and valuation allowance policies that are applicable to all portfolio segments are presented below and policies related to each of the portfolio segments are included in Note 8.

    Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances. Interest income and prepayment fees are recognized when earned. Interest is accrued on the principal amount of the loan based on the loan's contractual interest rate, while amortization of premiums and discounts is recognized using the effective yield method. Gains and losses from sales of loans and increases or decreases to valuation allowances are recorded in net investment gains (losses).

  Policy Loans

    Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractual interest rate. Generally, accrued interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as they are fully collateralized by the cash surrender value of the underlying insurance policies. Any unpaid principal or interest on the loan is deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

  Real Estate

    Real estate held-for-investment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income associated with such real estate is recognized on a straight-line basis over the term of the respective leases. The Company periodically reviews its real estate held-for-investment for impairment and tests for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, which is generally computed using the present value of expected future cash flows discounted at a rate commensurate with the underlying risks.

    Real estate for which the Company commits to a plan to sell within one year and actively markets in its current condition for a reasonable price in comparison to its estimated fair value is classified as held for sale. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated.

    Real estate acquired upon foreclosure is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

  Real Estate Joint Ventures and Other Limited Partnership Interests

    The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor ownership interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling financial interest. Equity method investment income is recognized as earned by the investee. The Company records its share of earnings using a three-month lag methodology for instances where the timely financial information is not available and the contractual agreements provide for the delivery of the investees' financial information after the end of the Company's reporting period.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


    The Company uses the cost method of accounting for investments in which it has virtually no influence over the joint venture's or the partnership's operations. Based on the nature and structure of these investments, they do not meet the characteristics of an equity security in accordance with applicable accounting standards. The Company recognizes distributions on cost method investments as earned or received.

    In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates these investments for impairments. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. The Company considers its cost method investments for OTTI when the carrying value of such investments exceeds the net asset value ("NAV"). The Company takes into consideration the severity and duration of this excess when determining whether the cost method investment is other-than-temporarily impaired. When an OTTI has occurred, the impairment loss is recorded within net investment gains (losses).

  Short-term Investments

    Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at estimated fair value or amortized cost, which approximates estimated fair value. Short-term investments also include investments in affiliated money market pools.

  Other Invested Assets

    Other invested assets consist principally of the following:

   . Freestanding derivatives with positive estimated fair values are described in "-- Derivatives" below.
   . Tax credit partnerships derive their primary source of investment return in the form of income tax credits. Where tax credits are guaranteed by a creditworthy third party, the investment is accounted for under the effective yield method. Otherwise, the investment is accounted for under the equity method.
   . Loans to affiliates are stated at unpaid principal balance, adjusted for any unamortized premium or discount.
   . Leveraged leases are recorded net of non-recourse debt. The Company recognizes income on the leveraged leases by applying the leveraged lease's estimated rate of return to the net investment in the lease. The Company regularly reviews residual values and impairs them to expected values.
   . Funds withheld represent a receivable for amounts contractually withheld by ceding companies in accordance with reinsurance agreements. The Company recognizes interest on funds withheld at rates defined by the terms of the agreement which may be contractually specified or directly related to the underlying investments.
   . Joint venture investments that engage in insurance underwriting activities are accounted for under the equity method.

  Securities Lending Program

    Securities lending transactions, whereby blocks of securities, which are included in fixed maturity securities, equity securities, and short-term investments, are loaned to third parties, primarily brokerage firms and commercial banks, and are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company obtains collateral at the inception of the loan, usually cash, in an

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

  amount generally equal to 102% of the estimated fair value of the securities loaned, and maintains it at a level greater than or equal to 100% for the duration of the loan. The Company is liable to return to the counterparties the cash collateral received. Security collateral on deposit from counterparties in connection with the securities lending transactions may not be sold or repledged, unless the counterparty is in default, and is not reflected in the consolidated financial statements. The Company monitors the estimated fair value of the securities loaned on a daily basis with additional collateral obtained as necessary. Income and expenses associated with securities lending transactions are reported as investment income and investment expense, respectively, within net investment income.

 Derivatives

  Freestanding Derivatives

  Freestanding derivatives are carried in the Company's consolidated balance sheets either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

  Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivatives carrying value in other invested assets or other liabilities.

  If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses) except as follows:

 Statement of Operations Presentation:    Derivative:
 -----------------------------------------------------------------------------
 Net investment income                  . Economic hedges of equity method
                                          investments in joint ventures
                                        . All derivatives held in relation to
                                          trading portfolios

  Hedge Accounting

  To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

  . Fair value hedge (a hedge of the estimated fair value of a recognized asset or liability) - in net derivative gains (losses), consistent with the change in fair value of the hedged item attributable to the designated risk being hedged.
  . Cash flow hedge (a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability) - effectiveness in OCI (deferred gains or losses on the derivative are reclassified into the consolidated statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item); ineffectiveness in net derivative gains (losses).

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The change in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of operations within interest income or interest expense to match the location of the hedged item.

  In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

  The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

  When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried in the consolidated balance sheets at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the consolidated statements of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

  When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried in the consolidated balance sheets at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

  In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value in the consolidated balance sheets, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

  Embedded Derivatives

  The Company sells variable annuities and purchases certain investments that contain embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

  . the combined instrument is not accounted for in its entirety at fair value with changes in fair value recorded in earnings;

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

  . the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and
  . a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

  Such embedded derivatives are carried in the consolidated balance sheets at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income. Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

  Fair Value

  Certain assets and liabilities are measured at estimated fair value in the Company's consolidated balance sheets. In addition, the notes to these consolidated financial statements include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

  Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the fair value of assets and liabilities.

  Goodwill

  Goodwill, which is included in other assets, represents the future economic benefits arising from net assets acquired in a business combination that are not individually identified and recognized. Goodwill is calculated as the excess of cost over the estimated fair value of such net assets acquired, is not amortized, and is tested for impairment based on a fair value approach at least annually or more frequently if events or circumstances indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter. Goodwill associated with a business acquisition is not tested for impairment during the year the business is acquired unless there is a significant identified impairment event.

  The impairment test is performed at the reporting unit level, which is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, if the carrying value of a reporting unit exceeds its estimated fair value, there may be an indication of impairment. In such instances, the implied fair

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

value of the goodwill is determined in the same manner as the amount of goodwill that would be determined in a business combination. The excess of the carrying value of goodwill over the implied fair value of goodwill would be recognized as an impairment and recorded as a charge against net income.

  On an ongoing basis, the Company evaluates potential triggering events that may affect the estimated fair value of the Company's reporting units to assess whether any goodwill impairment exists. Deteriorating or adverse market conditions for certain reporting units may have an impact on the estimated fair value of these reporting units and could result in future impairments of goodwill.

 Employee Benefit Plans

  The Company sponsors and administers various qualified and non-qualified defined benefit pension plans and other postretirement employee benefit plans covering eligible employees and sales representatives who meet specified eligibility requirements of the sponsor and its participating affiliates. A December 31 measurement date is used for all of the Company's defined benefit pension and other postretirement benefit plans.

  The Company recognizes the funded status of the projected pension benefit obligation ("PBO") for pension benefits and the accumulated pension benefit obligation ("APBO") for other postretirement benefits for each of its plans. The Company recognizes an expense for differences between actual experience and estimates over the average future service period of participants. The actuarial gains or losses, prior service costs and credits not yet included in net periodic benefit costs are charged to accumulated OCI ("AOCI"), net of income tax.

  The Company also sponsors defined contribution plans for substantially all U.S. employees under which a portion of participant contributions is matched. Applicable matching contributions are made each payroll period. Accordingly, the Company recognizes compensation cost for current matching contributions. As all contributions are transferred currently as earned to the defined contribution plans, no liability for matching contributions is recognized in the consolidated balance sheets.

 Income Tax

  Metropolitan Life Insurance Company and its includable subsidiaries join with MetLife, Inc. and its includable subsidiaries in filing a consolidated
U.S. life and non-life federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Metropolitan Life Insurance Company and its includable subsidiaries participate in a tax sharing agreement with MetLife, Inc.

  The Company's accounting for income taxes represents management's best estimate of various events and transactions.

  Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

  The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Factors in management's determination include the performance of the business and its ability to generate capital gains. Significant judgment is required in determining whether

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

valuation allowances should be established, as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

  . future taxable income exclusive of reversing temporary differences and carryforwards;
  .  future reversals of existing taxable temporary differences;
  . taxable income in prior carryback years; and . tax planning strategies.

  The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

  The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

  The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

 Litigation Contingencies

  The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Except as otherwise disclosed in Note 17, legal costs are recognized in other expenses as incurred. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements.

 Other Accounting Policies

  Stock-Based Compensation

  Stock-based compensation recognized in the Company's consolidated results of operations is allocated from MetLife, Inc. The accounting policies described below represent those that MetLife, Inc. applies in determining such allocated expenses.

  MetLife, Inc. grants certain employees and directors stock-based compensation awards under various plans that are subject to specific vesting conditions. The cost of all stock-based transactions is measured at fair value at grant date and recognized over the period during which a grantee is required to provide services in exchange for the award. Although the terms of MetLife, Inc.'s stock-based plans do not accelerate vesting upon retirement, or the attainment of retirement eligibility, the requisite service period subsequent to attaining such eligibility is

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

considered nonsubstantive. Accordingly, MetLife, Inc. recognizes compensation expense related to stock-based awards over the shorter of the requisite service period or the period to attainment of retirement eligibility. An estimation of future forfeitures of stock-based awards is incorporated into the determination of compensation expense when recognizing expense over the requisite service period.

  Cash and Cash Equivalents

  The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

  Property, Equipment, Leasehold Improvements and Computer Software

  Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, as appropriate. The estimated life is generally 40 years for company occupied real estate property, from five to 10 years for leasehold improvements, and from three to seven years for all other property and equipment. The cost basis of the property, equipment and leasehold improvements was $1.7 billion at both December 31, 2012 and 2011. Accumulated depreciation and amortization of property, equipment and leasehold improvements was $1.0 billion and $999 million at December 31, 2012 and 2011, respectively. Related depreciation and amortization expense was $121 million, $118 million and $111 million for the years ended December 31, 2012, 2011 and 2010, respectively.

  Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $902 million and $1.6 billion at December 31, 2012 and 2011, respectively. Accumulated amortization of capitalized software was $611 million and $1.2 billion at December 31, 2012 and 2011, respectively. Related amortization expense was $143 million, $145 million and $132 million for the years ended December 31, 2012, 2011 and 2010, respectively.

  Other Revenues

  Other revenues include, in addition to items described elsewhere herein, advisory fees, broker-dealer commissions and fees, administrative service fees, and changes in account value relating to corporate-owned life insurance ("COLI"). Such fees and commissions are recognized in the period in which services are performed. Under certain COLI contracts, if the Company reports certain unlikely adverse results in its consolidated financial statements, withdrawals would not be immediately available and would be subject to market value adjustment, which could result in a reduction of the account value.

  Policyholder Dividends

  Policyholder dividends are approved annually by Metropolitan Life Insurance Company and its insurance subsidiaries' boards of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by Metropolitan Life Insurance Company and its insurance subsidiaries.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Foreign Currency

  Assets, liabilities and operations of foreign affiliates and subsidiaries, if any, are recorded based on the functional currency of each entity. The determination of the functional currency is made based on the appropriate economic and management indicators. The local currencies of foreign operations are the functional currencies. Assets and liabilities of foreign affiliates and subsidiaries, if any, are translated from the functional currency to U.S. dollars at the exchange rates in effect at each year-end and income and expense accounts are translated at the average exchange rates during the year. The resulting translation adjustments are charged or credited directly to OCI, net of applicable taxes. Gains and losses from foreign currency transactions, including the effect of re-measurement of monetary assets and liabilities to the appropriate functional currency, are reported as part of net investment gains (losses) in the period in which they occur.

Adoption of New Accounting Pronouncements

  Effective January 1, 2013, the Company adopted new guidance regarding balance sheet offsetting disclosures which requires an entity to disclose information about offsetting and related arrangements for derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions, to enable users of its financial statements to understand the effects of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The adoption was retrospectively applied and resulted in additional disclosures related to derivatives in Note 9.

  On January 1, 2012, the Company adopted new guidance regarding accounting for DAC, which was retrospectively applied. The guidance specifies that only costs related directly to successful acquisition of new or renewal contracts can be capitalized as DAC; all other acquisition-related costs must be expensed as incurred. As a result, certain sales manager compensation and administrative costs previously capitalized by the Company will no longer be deferred.

  The following table presents the effects of the retrospective application of the adoption of such new accounting guidance to the Company's previously reported consolidated balance sheet:

                                                                  As Previously Reported    Adjustment        As Adjusted
-                                                                 ---------------------- ----------------- -----------------
                                                                    December 31, 2011    December 31, 2011 December 31, 2011
                                                                  ---------------------- ----------------- -----------------
                                                                                        (In millions)
Assets
 Other invested assets, principally at estimated fair value......        $ 12,505            $    (27)         $ 12,478
 Deferred policy acquisition costs and value of business
   acquired (1)..................................................        $  7,779            $ (1,438)         $  6,341
Liabilities
 Deferred income tax liability...................................        $  2,827            $   (503)         $  2,324
Equity
 Retained earnings...............................................        $  8,077            $ (1,104)         $  6,973
 Accumulated other comprehensive income (loss)...................        $  2,912            $    142          $  3,054
 Total Metropolitan Life Insurance Company stockholder's equity..          25,500                (962)           24,538
 Total equity....................................................        $ 25,682            $   (962)         $ 24,720

-----------

(1)VOBA was not impacted by the adoption of this guidance.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The following table presents the effects of the retrospective application of the adoption of such new accounting guidance to the Company's previously reported consolidated statements of operations:

                                                    As Previously Reported    Adjustment                 As Adjusted
                                                   ---------------------     -----------------------  ------------------------
                                                   Years Ended December 31,  Years Ended December 31, Years Ended December 31,
                                                   ---------------------     -----------------------  ------------------------
                                                       2011         2010      2011         2010         2011         2010
                                                   --------     --------        -----       -----       --------    --------
                                                                         (In millions)
Revenues
  Net investment income........................... $ 11,621 (1) $ 11,586 (1) $  (6)       $  (5)      $ 11,615     $ 11,581
Expenses
  Other expenses.................................. $  6,414     $  6,259     $  57        $  23       $  6,471     $  6,282
  Income (loss) from continuing operations
   before provision for income tax................ $  4,807 (1) $  2,537 (1) $ (63)       $ (28)      $  4,744     $  2,509
  Provision for income tax expense (benefit)...... $  1,479 (1) $    776 (1) $ (19)       $  (7)      $  1,460     $    769
  Income (loss) from continuing operations,
   net of income tax.............................. $  3,328 (1) $  1,761 (1) $ (44)       $ (21)      $  3,284     $  1,740
  Net income (loss)............................... $  3,389     $  1,792     $ (44)       $ (21)      $  3,345     $  1,771
  Net income (loss) attributable to Metropolitan
   Life Insurance Company......................... $  3,397     $  1,795     $ (44)       $ (21)      $  3,353     $  1,774

-----------

(1)Amounts in the table above differ from the amounts previously reported in the consolidated statements of operations and comprehensive income due to the inclusion of the impact of discontinued real estate operations of $4 million ($6 million net investment income, net of $2 million income tax) and $5 million ($7 million net investment income, net of $2 million income tax) for the years ended December 31, 2011 and 2010, respectively.

  The following table presents the effects of the retrospective application of the adoption of such new accounting guidance to the Company's previously reported consolidated statements of cash flows:

                                                As Previously Reported    Adjustment                As Adjusted
                                                ----------------------   -----------------------  ------------------------
                                                Years Ended December 31, Years Ended December 31, Years Ended December 31,
                                                ----------------------   -----------------------  ------------------------
                                                  2011         2010       2011         2010         2011        2010
                                                 -------       -------      -----       -----       -------      -------
                                                                 (In millions)
Cash flows from operating activities
  Net income (loss)............................ $ 3,389       $ 1,792    $ (44)       $ (21)      $ 3,345      $ 1,771
  Change in deferred policy acquisition costs
   and value of business acquired, net......... $    94       $   147    $  56        $  22       $   150      $   169
  Change in income tax......................... $   547       $   735    $ (20)       $  (8)      $   527      $   727
Cash flows from investing activities
  Net change in other invested assets.......... $  (570)      $   142    $   8        $   7       $  (562)     $   149

  On January 1, 2012, the Company adopted new guidance regarding comprehensive income, which was retrospectively applied, that provides companies with the option to present the total of comprehensive income, components of net income, and the components of OCI either in a single continuous statement of comprehensive income or in two separate but consecutive statements in annual financial statements. The standard eliminates the option to present components of OCI as part of the statement of changes in stockholder's equity. The Company adopted the two-statement approach for annual financial statements.

  Effective January 1, 2012, the Company adopted new guidance on goodwill impairment testing that simplifies how an entity tests goodwill for impairment. This new guidance allows an entity to first assess qualitative factors

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether it needs to perform the quantitative two-step goodwill impairment test. Only if an entity determines, based on qualitative assessment, that it is more likely than not that a reporting unit's fair value is less than its carrying value will it be required to calculate the fair value of the reporting unit. The qualitative assessment is optional and the Company is permitted to bypass it for any reporting unit in any period and begin its impairment analysis with the quantitative calculation. In 2012, the Company proceeded to Step 1 of the two-step impairment analysis for all of the Company's reporting units. The Company is permitted to perform the qualitative assessment in any subsequent period.

  Effective January 1, 2012, the Company adopted new guidance regarding fair value measurements that establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. Some of the amendments clarify the Financial Accounting Standards Board's ("FASB") intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption did not have a material impact on the Company's consolidated financial statements other than the expanded disclosures in Note 10.

  Effective July 1, 2010, the Company adopted guidance regarding accounting for embedded credit derivatives within structured securities. This guidance clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Specifically, embedded credit derivatives resulting only from subordination of one financial instrument to another continue to qualify for the scope exception. Embedded credit derivative features other than subordination must be analyzed to determine whether they require bifurcation and separate accounting. As a result of the adoption of this guidance, the Company elected FVO for certain structured securities that were previously accounted for as fixed maturity securities. Upon adoption, the Company reclassified $50 million of securities from fixed maturity securities to trading and FVO securities. These securities had cumulative unrealized losses of $10 million, net of income tax, which was recognized as a cumulative effect adjustment to decrease retained earnings with a corresponding increase to AOCI as of July 1, 2010.

  Effective January 1, 2010, the Company adopted guidance related to financial instrument transfers and consolidation of VIEs. The financial instrument transfer guidance eliminates the concept of a qualified special purpose entity ("QSPE"), eliminates the guaranteed mortgage securitization exception, changes the criteria for achieving sale accounting when transferring a financial asset and changes the initial recognition of retained beneficial interests. The revised consolidation guidance changed the definition of the primary beneficiary, as well as the method of determining whether an entity is a primary beneficiary of a VIE from a quantitative model to a qualitative model. Under the qualitative VIE consolidation model, the entity that has both the ability to direct the most significant activities of the VIE and the obligation to absorb losses or receive benefits that could potentially be significant to the VIE is considered to be the primary beneficiary. The guidance requires a continuous reassessment, as well as enhanced disclosures, including the effects of a company's involvement with VIEs on its financial statements.

  As a result of the adoption of the amended VIE consolidation guidance, the Company consolidated certain former QSPEs that were previously accounted for as equity security collateralized debt obligations. The Company also elected FVO for all of the consolidated assets and liabilities of these entities. Upon consolidation, the Company recorded $278 million of securities classified as trading and FVO securities and $232 million of long-term debt based on estimated fair values at January 1, 2010 and de-recognized less than $1 million in equity

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

securities. The consolidation also resulted in an increase in retained earnings of $30 million, net of income tax, at January 1, 2010. For the year ended December 31, 2010, the Company recorded $15 million of net investment income on the consolidated assets, $15 million of interest expense in other expenses on the related long-term debt, and ($30) million in net investment gains (losses) to remeasure the assets and liabilities at their estimated fair values.

Future Adoption of New Accounting Pronouncements

  In March 2013, the FASB issued new guidance regarding foreign currency (Accounting Standards Update ("ASU") 2013-05, Foreign Currency Matters (Topic
830): Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity), effective prospectively for fiscal years and interim reporting periods within those years beginning after December 15, 2013. The amendments require an entity that ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity to apply the guidance in Subtopic 830-30, Foreign Currency Matters - Translation of Financial Statements, to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, the partial sale guidance in section 830-30-40, Derecognition, still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

  In February 2013, the FASB issued new guidance regarding liabilities (ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date), effective retrospectively for fiscal years beginning after December 15, 2013 and interim periods within those years. The amendments require an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. In addition the amendments require an entity to disclose the nature and amount of the obligation as well as other information about the obligations. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

  In January 2013, the FASB issued new guidance regarding comprehensive income (ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income), effective prospectively for fiscal years beginning after December 15, 2012. The amendments require an entity to provide information about the amounts reclassified out of AOCI by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts.

  In July 2011, the FASB issued new guidance on other expenses (ASU 2011-06, Other Expenses (Topic 720): Fees Paid to the Federal Government by Health Insurers), effective for calendar years beginning after

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

December 31, 2013. The objective of this standard is to address how health insurers should recognize and classify in their income statements fees mandated by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act. The amendments in this standard specify that the liability for the fee should be estimated and recorded in full once the entity provides qualifying health insurance in the applicable calendar year in which the fee is payable with a corresponding deferred cost that is amortized to expense using the straight-line method of allocation unless another method better allocates the fee over the calendar year that it is payable. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

2. Segment Information

  As announced in November 2011, MetLife, Inc. reorganized its business into three broad geographic regions. As a result, during 2012, the Company reorganized into three segments: Retail; Group, Voluntary & Worksite Benefits; and Corporate Benefit Funding. In addition, the Company reports certain of its results of operations in Corporate & Other. Prior period results have been revised in connection with these changes.

Retail

  The Retail segment offers a broad range of protection products and services and a variety of annuities to individuals and employees of corporations and other institutions, and is organized into two businesses: Life & Other and Annuities. Life & Other insurance products and services include variable life, universal life, term life and whole life products. Additionally, through broker-dealer affiliates, the Company offers a full range of mutual funds and other securities products. Life & Other products and services also include individual disability income products. Annuities include a variety of variable and fixed annuities which provide for both asset accumulation and asset distribution needs.

Group, Voluntary & Worksite Benefits

  The Group, Voluntary & Worksite Benefits segment offers a broad range of protection products and services to individuals and corporations, as well as other institutions and their respective employees, and is organized into two businesses: Group and Voluntary & Worksite. Group insurance products and services include variable life, universal life and term life products. Group insurance products and services also include dental, group short- and long-term disability and accidental death & dismemberment coverages. The Voluntary & Worksite business includes LTC, prepaid legal plans and critical illness products.

Corporate Benefit Funding

  The Corporate Benefit Funding segment offers a broad range of annuity and investment products, including guaranteed interest products and other stable value products, income annuities, and separate account contracts for the investment management of defined benefit and defined contribution plan assets. This segment also includes certain products to fund postretirement benefits and company-, bank- or trust-owned life insurance used to finance non-qualified benefit programs for executives.

Corporate & Other

  Corporate & Other contains the excess capital not allocated to the segments, enterprise-wide strategic initiative restructuring charges, various start-up and certain run-off entities, as well as interest expense related to the majority of the Company's outstanding debt and expenses associated with certain legal proceedings and income

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

tax audit issues. Corporate & Other also includes the elimination of intersegment amounts, which generally relate to intersegment loans, which bear interest rates commensurate with related borrowings.

Financial Measures and Segment Accounting Policies

  Operating earnings is the measure of segment profit or loss the Company uses to evaluate segment performance and allocate resources. Consistent with GAAP guidance for segment reporting, operating earnings is the Company's measure of segment performance and is reported below. Operating earnings should not be viewed as a substitute for GAAP income (loss) from continuing operations, net of income tax. The Company believes the presentation of operating earnings as the Company measures it for management purposes enhances the understanding of its performance by highlighting the results of operations and the underlying profitability drivers of the business.

  Operating earnings is defined as operating revenues less operating expenses, both net of income tax.

  Operating revenues excludes net investment gains (losses) and net derivative gains (losses). The following additional adjustments are made to GAAP revenues, in the line items indicated, in calculating operating revenues:

  . Universal life and investment-type product policy fees excludes the amortization of unearned revenue related to net investment gains (losses) and net derivative gains (losses) and certain variable annuity GMIB fees ("GMIB Fees"); and

  . Net investment income: (i) includes amounts for scheduled periodic settlement payments and amortization of premium on derivatives that are hedges of investments or that are used to replicate certain investments, but do not qualify for hedge accounting treatment, (ii) includes income from discontinued real estate operations, and (iii) excludes certain amounts related to securitization entities that are VIEs consolidated under GAAP.

  The following adjustments are made to GAAP expenses, in the line items indicated, in calculating operating expenses:

  .   Policyholder benefits and claims and policyholder dividends excludes:
      (i) changes in the policyholder dividend obligation related to net investment gains (losses) and net derivative gains (losses), (ii) amounts associated with periodic crediting rate adjustments based on the total return of a contractually referenced pool of assets, (iii) benefits and hedging costs related to GMIBs ("GMIB Costs"), and (iv) market value adjustments associated with surrenders or terminations of contracts ("Market Value Adjustments");

  . Interest credited to policyholder account balances includes adjustments for scheduled periodic settlement payments and amortization of premium on derivatives that are hedges of PABs but do not qualify for hedge accounting treatment;

  . Amortization of DAC and VOBA excludes amounts related to: (i) net investment gains (losses) and net derivative gains (losses), (ii) GMIB Fees and GMIB Costs, and (iii) Market Value Adjustments;

  . Interest expense on debt excludes certain amounts related to securitization entities that are VIEs consolidated under GAAP; and

  . Other expenses excludes costs related to noncontrolling interests and goodwill impairments.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2012, 2011 and 2010 and at December 31, 2012 and 2011. The segment accounting policies are the same as those used to prepare the Company's consolidated financial statements, except for operating earnings adjustments as defined above. In addition, segment accounting policies include the method of capital allocation described below.

  Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in MetLife, Inc.'s and the Company's business.

  MetLife, Inc.'s economic capital model aligns segment allocated equity with emerging standards and consistent risk principles. Segment net investment income is credited or charged based on the level of allocated equity; however, changes in allocated equity do not impact the Company's consolidated net investment income, operating earnings or income (loss) from continuing operations, net of income tax.

                                                              Operating Earnings
                                              -------------------------------------------------
                                                          Group,
                                                        Voluntary, Corporate
                                                        & Worksite  Benefit  Corporate                          Total
Year Ended December 31, 2012                   Retail    Benefits   Funding   & Other    Total   Adjustments Consolidated
--------------------------------------------- --------  ---------- --------- --------- --------  ----------- ------------
                                                                             (In millions)
Revenues
Premiums..................................... $  3,997   $ 13,274   $ 2,608   $    1   $ 19,880     $  --      $ 19,880
Universal life and investment-type product
 policy fees.................................    1,332        663       194       --      2,189        50         2,239
Net investment income........................    5,384      1,680     4,519      554     12,137      (285)       11,852
Other revenues...............................      265        398       252      815      1,730        --         1,730
Net investment gains (losses)................       --         --        --       --         --      (330)         (330)
Net derivative gains (losses)................       --         --        --       --         --       675           675
                                              --------   --------   -------   ------   --------     -----      --------
  Total revenues.............................   10,978     16,015     7,573    1,370     35,936       110        36,046
                                              --------   --------   -------   ------   --------     -----      --------
Expenses
Policyholder benefits and claims and
 policyholder dividends......................    6,294     12,580     4,552       (1)    23,425       139        23,564
Interest credited to policyholder account
 balances....................................    1,002        167     1,192       --      2,361        29         2,390
Capitalization of DAC........................     (584)       (24)      (24)      --       (632)       --          (632)
Amortization of DAC and VOBA.................      656         29        12        2        699       292           991
Interest expense on debt.....................        5          1         9      133        148         4           152
Other expenses...............................    2,341      1,901       438    1,196      5,876         7         5,883
                                              --------   --------   -------   ------   --------     -----      --------
  Total expenses.............................    9,714     14,654     6,179    1,330     31,877       471        32,348
                                              --------   --------   -------   ------   --------     -----      --------
Provision for income tax expense (benefit)...      442        477       488     (236)     1,171      (116)        1,055
                                              --------   --------   -------   ------   --------                --------
Operating earnings........................... $    822   $    884   $   906   $  276      2,888
                                              ========   ========   =======   ======
Adjustments to:
  Total revenues.............................                                               110
  Total expenses.............................                                              (471)
  Provision for income tax (expense) benefit.                                               116
                                                                                       --------
Income (loss) from continuing operations,
 net of income tax...........................                                          $  2,643                $  2,643
                                                                                       ========                ========

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


                                          Group,
                                        Voluntary  Corporate
                                        & Worksite  Benefit  Corporate
At December 31, 2012           Retail    Benefits   Funding   & Other    Total
----------------------------- --------- ---------- --------- --------- ---------
                                                (In millions)
Total assets................. $ 171,050  $ 41,362  $ 183,856 $ 32,996  $ 429,264
Separate account assets...... $  50,572  $    532  $  69,867 $     --  $ 120,971
Separate account liabilities. $  50,572  $    532  $  69,867 $     --  $ 120,971

                                                                    Operating Earnings
                                                    -------------------------------------------------
                                                                Group,
                                                              Voluntary, Corporate
                                                              & Worksite  Benefit  Corporate                          Total
Year Ended December 31, 2011                         Retail    Benefits   Funding   & Other    Total   Adjustments Consolidated
--------------------------------------------------- --------  ---------- --------- --------- --------  ----------- ------------
                                                                                   (In millions)
Revenues
Premiums........................................... $  4,022   $ 12,487   $ 1,778   $    1   $ 18,288    $   --      $ 18,288
Universal life and investment-type product
 policy fees.......................................    1,334        630       197       --      2,161        41         2,202
Net investment income..............................    5,363      1,682     4,312      385     11,742      (127)       11,615
Other revenues.....................................      226        374       242      966      1,808        --         1,808
Net investment gains (losses)......................       --         --        --       --         --       132           132
Net derivative gains (losses)......................       --         --        --       --         --     1,578         1,578
                                                    --------   --------   -------   ------   --------    ------      --------
  Total revenues...................................   10,945     15,173     6,529    1,352     33,999     1,624        35,623
                                                    --------   --------   -------   ------   --------    ------      --------
Expenses
Policyholder benefits and claims and policyholder
 dividends.........................................    6,425     11,880     3,683        4     21,992        44        22,036
Interest credited to policyholder account balances.    1,000        178     1,140       --      2,318        54         2,372
Capitalization of DAC..............................     (622)       (84)      (18)      --       (724)       --          (724)
Amortization of DAC and VOBA.......................      681         95        14        1        791        84           875
Interest expense on debt...........................        5         --         8      172        185         9           194
Other expenses.....................................    2,564      1,837       472    1,247      6,120         6         6,126
                                                    --------   --------   -------   ------   --------    ------      --------
  Total expenses...................................   10,053     13,906     5,299    1,424     30,682       197        30,879
                                                    --------   --------   -------   ------   --------    ------      --------
Provision for income tax expense (benefit).........      314        445       432     (229)       962       498         1,460
                                                    --------   --------   -------   ------   --------                --------
Operating earnings................................. $    578   $    822   $   798   $  157      2,355
                                                    ========   ========   =======   ======
Adjustments to:
  Total revenues...................................                                             1,624
  Total expenses...................................                                              (197)
  Provision for income tax (expense) benefit.......                                              (498)
                                                                                             --------
Income (loss) from continuing operations, net of
 income tax........................................                                          $  3,284                $  3,284
                                                                                             ========                ========

                                          Group,
                                        Voluntary, Corporate
                                        & Worksite  Benefit  Corporate
At December 31, 2011           Retail    Benefits   Funding   & Other    Total
----------------------------- --------- ---------- --------- --------- ---------
                                                (In millions)
Total assets................. $ 160,164  $ 42,603  $ 164,244 $ 33,720  $ 400,731
Separate account assets...... $  43,229  $    478  $  62,971 $     --  $ 106,678
Separate account liabilities. $  43,229  $    478  $  62,971 $     --  $ 106,678

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


                                                            Operating Earnings
                                            -------------------------------------------------
                                                        Group,
                                                      Voluntary, Corporate
                                                      & Worksite  Benefit  Corporate                          Total
Year Ended December 31, 2010                 Retail    Benefits   Funding   & Other    Total   Adjustments Consolidated
------------------------------------------- --------  ---------- --------- --------- --------  ----------- ------------
                                                                           (In millions)
Revenues
Premiums................................... $  4,125   $ 12,691   $ 1,702   $    1   $ 18,519     $  --      $ 18,519
Universal life and investment-type product
 policy fees...............................    1,228        616       196       --      2,040        35         2,075
Net investment income......................    5,675      1,617     4,156      141     11,589        (8)       11,581
Other revenues.............................      163        358       240      964      1,725        --         1,725
Net investment gains (losses)..............       --         --        --       --         --      (170)         (170)
Net derivative gains (losses)..............       --         --        --       --         --      (266)         (266)
                                            --------   --------   -------   ------   --------     -----      --------
  Total revenues...........................   11,191     15,282     6,294    1,106     33,873      (409)       33,464
                                            --------   --------   -------   ------   --------     -----      --------
Expenses
Policyholder benefits and claims and
 policyholder dividends....................    6,504     12,122     3,511      (18)    22,119        31        22,150
Interest credited to policyholder account
 balances..................................    1,026        192     1,252       --      2,470        53         2,523
Capitalization of DAC......................     (530)       (97)      (13)      --       (640)       --          (640)
Amortization of DAC and VOBA...............      593         96        15        1        705       104           809
Interest expense on debt...................        5         --         8      189        202        15           217
Other expenses.............................    2,411      1,843       459    1,181      5,894         2         5,896
                                            --------   --------   -------   ------   --------     -----      --------
  Total expenses...........................   10,009     14,156     5,232    1,353     30,750       205        30,955
                                            --------   --------   -------   ------   --------     -----      --------
Provision for income tax expense (benefit).      415        395       371     (208)       973      (204)          769
                                            --------   --------   -------   ------   --------                --------
Operating earnings......................... $    767   $    731   $   691   $  (39)     2,150
                                            ========   ========   =======   ======
Adjustments to:
  Total revenues...........................                                              (409)
  Total expenses...........................                                              (205)
  Provision for income tax (expense)
   benefit.................................                                               204
                                                                                     --------
Income (loss) from continuing operations,
 net of income tax.........................                                          $  1,740                $  1,740
                                                                                     ========                ========

  Net investment income is based upon the actual results of each segment's specifically identifiable investment portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The following table presents total premiums, universal life and investment-type product policy fees and other revenues by major product groups of the Company's segments, as well as Corporate & Other:

                                           Years Ended December 31,
                                          --------------------------
                                            2012     2011     2010
           -                              -------- -------- --------
                                                (In millions)
           Life insurance (1)............ $ 17,224 $ 16,209 $ 16,204
           Accident and health insurance.    6,458    5,940    5,982
           Non-insurance.................      167      149      133
                                          -------- -------- --------
            Total........................ $ 23,849 $ 22,298 $ 22,319
                                          ======== ======== ========

-----------

(1)Includes annuities and corporate benefit funding products.

  Revenues derived from one external customer were $2.5 billion, $2.4 billion and $2.2 billion for the years ended December 31, 2012, 2011 and 2010, respectively, which represented 11%, 11% and 10%, respectively, of consolidated premiums, universal life and investment-type product policy fees and other revenues. Revenues derived from any other customer did not exceed 10% of consolidated premiums, universal life and investment-type product policy fees and other revenues for the years ended December 31, 2012, 2011 and 2010. Substantially all of the Company's consolidated premiums, universal life & investment-type product policy fees and other revenues originated in the U.S.

3. Discontinued Operations

  The following table summarizes the amounts that have been reflected as discontinued operations in the consolidated statements of operations. Income
(loss) from discontinued operations includes real estate classified as held-for-sale or sold.

                                                                             Years ended December 31,
                                                                             ------------------------
                                                                               2012     2011    2010
-                                                                            ------   ------  ------
                                                                                (In millions)
Total revenues..............................................................  $ 62    $ 105    $ 37
Total expenses..............................................................    --       --      --
                                                                              ----    -----    ----
Income (loss) before provision for income tax...............................    62      105      37
Provision for income tax expense (benefit)..................................    22       37      12
                                                                              ----    -----    ----
Income (loss) from operations of discontinued operations, net of income tax.    40       68      25
Gain (loss) on disposal of operations, net of income tax....................    --       (7)      6
                                                                              ----    -----    ----
Income (loss) from discontinued operations, net of income tax...............  $ 40    $  61    $ 31
                                                                              ====    =====    ====

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


4. Insurance

Insurance Liabilities

  Insurance liabilities, including affiliated insurance liabilities on reinsurance assumed and ceded, are comprised of future policy benefits, PABs and other policy-related balances. Information regarding insurance liabilities by segment, as well as Corporate & Other, was as follows at:

                                                    December 31,
                                                 -------------------
                                                   2012      2011
                                                 --------- ---------
                                                    (In millions)
           Retail............................... $  92,322 $  92,352
           Group, Voluntary & Worksite Benefits.    28,517    27,480
           Corporate Benefit Funding............    93,051    83,752
           Corporate & Other....................       475       481
                                                 --------- ---------
            Total............................... $ 214,365 $ 204,065
                                                 ========= =========

  See Note 2 for information on the reorganization of the Company's segments during 2012, which was retrospectively applied. See Note 6 for discussion of affiliated reinsurance liabilities included in the table above.

  Future policy benefits are measured as follows:

         Product Type:           Measurement Assumptions:
         --------------------------------------------------------------
         Participating life      Aggregate of (i) net level premium
                                 reserves for death and endowment
                                 policy benefits (calculated based
                                 upon the non-forfeiture interest
                                 rate, ranging from 3% to 7%, and
                                 mortality rates guaranteed in
                                 calculating the cash surrender values
                                 described in such contracts); and
                                 (ii) the liability for terminal
                                 dividends.
         --------------------------------------------------------------
         Non-participating life  Aggregate of the present value of
                                 expected future benefit payments and
                                 related expenses less the present
                                 value of expected future net
                                 premiums. Assumptions as to mortality
                                 and persistency are based upon the
                                 Company's experience when the basis
                                 of the liability is established.
                                 Interest rate assumptions for the
                                 aggregate future policy benefit
                                 liabilities range from 2% to 10%.
         --------------------------------------------------------------
         Individual and group    Present value of expected future
         traditional fixed       payments. Interest rate assumptions
         annuities after         used in establishing such liabilities
         annuitization           range from 1% to 11%.
         --------------------------------------------------------------
         Non-medical health      The net level premium method and
         insurance               assumptions as to future morbidity,
                                 withdrawals and interest, which
                                 provide a margin for adverse
                                 deviation. Interest rate assumptions
                                 used in establishing such liabilities
                                 range from 4% to 7%.
         --------------------------------------------------------------
         Disabled lives          Present value of benefits method and
                                 experience assumptions as to claim
                                 terminations, expenses and interest.
                                 Interest rate assumptions used in
                                 establishing such liabilities range
                                 from 2% to 8%.

  Participating business represented 5% and 6% of the Company's life insurance in-force at December 31, 2012 and 2011, respectively. Participating policies represented 29%, 32% and 32% of gross life insurance premiums for the years ended December 31, 2012, 2011 and 2010, respectively.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  PABs are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1% to 13%, less expenses, mortality charges and withdrawals; and (iii) fair value adjustments relating to business combinations.

Guarantees

  The Company issues variable annuity products with guaranteed minimum benefits. The non-life contingent portion of GMWBs and the portion of certain GMIBs that does not require annuitization are accounted for as embedded derivatives in PABs and are further discussed in Note 9. Guarantees accounted for as insurance liabilities include:

Guarantee:                                      Measurement Assumptions:
-----------------------------------------------------------------------------------------
GMDBs  .  A return of purchase payment upon   .  Present value of expected death
          death even if the account value is     benefits in excess of the projected
          reduced to zero.                       account balance recognizing the
                                                 excess ratably over the accumulation
       .  An enhanced death benefit may be       period based on the present value of
          available for an additional fee.       total expected assessments.

                                              .  Assumptions are consistent with
                                                 those used for amortizing DAC, and
                                                 are thus subject to the same
                                                 variability and risk.

                                              .  Investment performance and
                                                 volatility assumptions are
                                                 consistent with the historical
                                                 experience of the appropriate
                                                 underlying equity index, such as the
                                                 S&P 500 Index.

                                              .  Benefit assumptions are based on the
                                                 average benefits payable over a
                                                 range of scenarios.
-----------------------------------------------------------------------------------------
GMIBs  .  After a specified period of time    .  Present value of expected income
          determined at the time of issuance     benefits in excess of the projected
          of the variable annuity contract,      account balance at any future date
          a minimum accumulation of purchase     of annuitization and recognizing the
          payments, even if the account          excess ratably over the accumulation
          value is reduced to zero, that can     period based on present value of
          be annuitized to receive a monthly     total expected assessments.
          income stream that is not less
          than a specified amount.            .  Assumptions are consistent with
                                                 those used for estimating GMDBs
       .  Certain contracts also provide for     liabilities.
          a guaranteed lump sum return of
          purchase premium in lieu of the     .  Calculation incorporates an
          annuitization benefit.                 assumption for the percentage of the
                                                 potential annuitizations that may be
                                                 elected by the contractholder.
-----------------------------------------------------------------------------------------
GMWBs  .  A return of purchase payment via    .  Expected value of the life
          partial withdrawals, even if the       contingent payments and expected
          account value is reduced to zero,      assessments using assumptions
          provided that cumulative               consistent with those used for
          withdrawals in a contract year do      estimating the GMDBs liabilities.
          not exceed a certain limit.

       .  Certain contracts include
          guaranteed withdrawals that are
          life contingent.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The Company also issues annuity contracts that apply a lower rate of funds deposited if the contractholder elects to surrender the contract for cash and a higher rate if the contractholder elects to annuitize ("two tier annuities"). These guarantees include benefits that are payable in the event of death, maturity or at annuitization. Additionally, the Company issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee or a guaranteed paid-up benefit.

  Information regarding the liabilities for guarantees (excluding base policy liabilities and embedded derivatives) relating to annuity and universal and variable life contracts was as follows:

                                                    Universal and Variable
                                  Annuity Contracts    Life Contracts
                                  ----------------- ---------------------
                                                    Secondary    Paid-Up
                                  GMDBs     GMIBs   Guarantees  Guarantees Total
                                  -----     -----   ----------  ---------- -----
                                                (In millions)
    Direct
    Balance at January 1, 2010... $  57     $  89     $  67        $ 21    $ 234
    Incurred guaranteed benefits.    10        24       179          28      241
    Paid guaranteed benefits.....    (6)       --        --          --       (6)
                                   -----     -----    -----        ----    -----
    Balance at December 31, 2010.    61       113       246          49      469
    Incurred guaranteed benefits.    30        45        15           9       99
    Paid guaranteed benefits.....    (7)       --        --          --       (7)
                                   -----     -----    -----        ----    -----
    Balance at December 31, 2011.    84       158       261          58      561
    Incurred guaranteed benefits.    31       174        79          10      294
    Paid guaranteed benefits.....    (6)       --        --          --       (6)
                                   -----     -----    -----        ----    -----
    Balance at December 31, 2012. $ 109     $ 332     $ 340        $ 68    $ 849
                                   =====     =====    =====        ====    =====
    Ceded
    Balance at January 1, 2010... $  37     $  28     $  44        $  8    $ 117
    Incurred guaranteed benefits.    13         8       165          26      212
    Paid guaranteed benefits.....    (6)       --        --          --       (6)
                                   -----     -----    -----        ----    -----
    Balance at December 31, 2010.    44        36       209          34      323
    Incurred guaranteed benefits.    25        16         3           7       51
    Paid guaranteed benefits.....    (7)       --        --          --       (7)
                                   -----     -----    -----        ----    -----
    Balance at December 31, 2011.    62        52       212          41      367
    Incurred guaranteed benefits.    30        58        53           6      147
    Paid guaranteed benefits.....    (6)       --        --          --       (6)
                                   -----     -----    -----        ----    -----
    Balance at December 31, 2012. $  86     $ 110     $ 265        $ 47    $ 508
                                   =====     =====    =====        ====    =====
    Net
    Balance at January 1, 2010... $  20     $  61     $  23        $ 13    $ 117
    Incurred guaranteed benefits.    (3)       16        14           2       29
    Paid guaranteed benefits.....    --        --        --          --       --
                                   -----     -----    -----        ----    -----
    Balance at December 31, 2010.    17        77        37          15      146
    Incurred guaranteed benefits.     5        29        12           2       48
    Paid guaranteed benefits.....    --        --        --          --       --
                                   -----     -----    -----        ----    -----
    Balance at December 31, 2011.    22       106        49          17      194
    Incurred guaranteed benefits.     1       116        26           4      147
    Paid guaranteed benefits.....    --        --        --          --       --
                                   -----     -----    -----        ----    -----
    Balance at December 31, 2012. $  23     $ 222     $  75        $ 21    $ 341
                                   =====     =====    =====        ====    =====

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Account balances of contracts with insurance guarantees were invested in separate account asset classes as follows at:

                                          December 31,
                                        -----------------
                                          2012     2011
                                        -------- --------
                                          (In millions)
                       Fund Groupings:
                       Equity.......... $ 19,623 $ 18,240
                       Balanced........   19,235   14,368
                       Bond............    4,771    4,221
                       Specialty.......      852      787
                       Money Market....      192      211
                                        -------- --------
                        Total.......... $ 44,673 $ 37,827
                                        ======== ========

  Based on the type of guarantee, the Company defines net amount at risk ("NAR") as listed below. These amounts include direct business, but exclude offsets from hedging or reinsurance, if any.

 Variable Annuity Guarantees

  In the Event of Death

  Defined as the guaranteed minimum death benefit less the total contract account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date.

  At Annuitization

  Defined as the amount (if any) that would be required to be added to the total contract account value to purchase a lifetime income stream, based on current annuity rates, equal to the minimum amount provided under the guaranteed benefit. This amount represents the Company's potential economic exposure to such guarantees in the event all contractholders were to annuitize on the balance sheet date, even though the contracts contain terms that only allow annuitization of the guaranteed amount after the 10th anniversary of the contract, which not all contractholders have achieved.

 Two Tier Annuities

  Defined as the excess of the upper tier, adjusted for a profit margin, less the lower tier, as of the balance sheet date. These contracts apply a lower rate of funds if the contractholder elects to surrender the contract for cash and a higher rate if the contractholder elects to annuitize.

 Universal and Variable Life Contracts

  Defined as the guarantee amount less the account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts was as follows at:

                                                                      December 31,
                                              ---------------------------------------------------------
                                                           2012                           2011
                                              --------------------------     --------------------------
                                                  In the          At             In the          At
                                              Event of Death Annuitization   Event of Death Annuitization
                                              -------------- -------------   -------------- -------------
                                                                      (In millions)
Annuity Contracts (1)
Variable Annuity Guarantees
Total contract account value.................   $   55,469    $   24,229       $   48,671    $   18,378
Separate account value.......................   $   43,327    $   22,963       $   36,327    $   17,024
Net amount at risk...........................   $      902    $      845 (2)   $    1,894    $      413 (2)
Average attained age of contractholders......     64 years      60 years         63 years      60 years
Two Tier Annuities
General account value........................          N/A    $      274              N/A    $      276
Net amount at risk...........................          N/A    $       48              N/A    $       49
Average attained age of contractholders......          N/A      64 years              N/A      63 years

                                                                      December 31,
                                              ---------------------------------------------------------
                                                           2012                           2011
                                              --------------------------     --------------------------
                                                Secondary       Paid-Up        Secondary       Paid-Up
                                                Guarantees    Guarantees       Guarantees    Guarantees
                                              -------------- -------------   -------------- -------------
                                                                      (In millions)
Universal and Variable Life Contracts (1)
Account value (general and separate account).   $    6,958    $    1,163       $    6,535    $    1,206
Net amount at risk...........................   $   85,216    $    9,299       $   88,999    $    9,977
Average attained age of policyholders........     52 years      59 years         51 years      58 years

-----------

(1)The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

(2)The Company had previously disclosed the NAR based on the excess of the benefit base over the contractholder's total contract account value on the balance sheet date. Such amounts were $1.9 billion and $2.6 billion at December 31, 2012 and 2011, respectively. The Company has provided, in the table above, the NAR as defined above. The Company believes that this definition is more representative of the potential economic exposures of these guarantees as the contractholders do not have access to this difference other than through annuitization.

Obligations Under Funding Agreements

  The Company issues fixed and floating rate funding agreements, which are denominated in either U.S. dollars or foreign currencies, to certain special purpose entities ("SPEs") that have issued either debt securities or commercial paper for which payment of interest and principal is secured by such funding agreements. During the years ended December 31, 2012, 2011 and 2010, the Company issued $24.7 billion, $27.4 billion and $15.0 billion, respectively, and repaid $21.5 billion, $28.2 billion and $12.3 billion, respectively, of such funding agreements. At December 31, 2012 and 2011, liabilities for funding agreements outstanding, which are included in PABs, were $23.9 billion and $20.1 billion, respectively.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Metropolitan Life Insurance Company and General American Life Insurance Company ("GALIC"), a subsidiary, are members of the Federal Home Loan Bank ("FHLB"). Holdings of FHLB common stock by branch, included in equity securities, were as follows at:

                                            December 31,
                                            -------------
                                            2012   2011
                                            -----  -----
                                            (In millions)
                        FHLB of New York... $ 736  $ 658
                        FHLB of Des Moines. $  55  $  31

  The Company has also entered into funding agreements. The liability for funding agreements is included in PABs. Information related to the funding agreements was as follows at:

                                  Liability            Collateral
                              ----------------- ---------------------
                                             December 31,
                              ---------------------------------------
                                2012     2011       2012         2011
                              -------- -------- --------     --------
                                             (In millions)
      FHLB of New York (1)... $ 13,512 $ 11,655 $ 14,611 (2) $ 13,002 (2)
      Farmer Mac (3)......... $  2,550 $  2,550 $  2,929     $  2,927
      FHLB of Des Moines (1). $  1,000 $    475 $  1,298 (2) $    662 (2)

-----------

(1)Represents funding agreements issued to the FHLB in exchange for cash and for which the FHLB has been granted a lien on certain assets, which are in the custody of the FHLB, including residential mortgage-backed securities ("RMBS"), to collateralize obligations under advances evidenced by funding agreements. The Company is permitted to withdraw any portion of the collateral in the custody of the FHLB as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by the Company, the FHLB's recovery on the collateral is limited to the amount of the Company's liability to the FHLB.

(2)Advances are collateralized by mortgage-backed securities. The amount of collateral presented is at estimated fair value.

(3)Represents funding agreements issued to certain SPEs that have issued debt securities for which payment of interest and principal is secured by such funding agreements, and such debt securities are also guaranteed as to payment of interest and principal by the Federal Agricultural Mortgage Corporation, a federally chartered instrumentality of the U.S. ("Farmer Mac"). The obligations under these funding agreements are secured by a pledge of certain eligible agricultural real estate mortgage loans and may, under certain circumstances, be secured by other qualified collateral. The amount of collateral presented is at carrying value.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


Liabilities for Unpaid Claims and Claim Expenses

  Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policy benefits and other policy-related balances, was as follows:

                                            Years Ended December 31,
                                          ----------------------------
                                            2012      2011      2010
                                          --------  --------  --------
                                                  (In millions)
         Balance at January 1,........... $  6,622  $  6,539  $  6,302
          Less: Reinsurance recoverables.      324       448       354
                                          --------  --------  --------
         Net balance at January 1,.......    6,298     6,091     5,948
                                          --------  --------  --------
         Incurred related to:
          Current year...................    4,320     3,856     3,733
          Prior years....................      (42)      (79)       13
                                          --------  --------  --------
            Total incurred...............    4,278     3,777     3,746
                                          --------  --------  --------
         Paid related to:
          Current year...................   (2,626)   (2,282)   (2,244)
          Prior years....................   (1,425)   (1,288)   (1,359)
                                          --------  --------  --------
            Total paid...................   (4,051)   (3,570)   (3,603)
                                          --------  --------  --------
         Net balance at December 31,.....    6,525     6,298     6,091
         Add: Reinsurance recoverables...      301       324       448
                                          --------  --------  --------
         Balance at December 31,......... $  6,826  $  6,622  $  6,539
                                          ========  ========  ========

  During 2012 and 2011, claims and claim adjustment expenses associated with prior years decreased by $42 million and $79 million, respectively, due to improved loss ratios for non-medical health claim liabilities. During 2010, claims and claim adjustment expenses associated with prior years increased by $13 million due to differences between the actual benefits paid and expected benefits owed during those periods.

Separate Accounts

  Separate account assets and liabilities include two categories of account types: pass-through separate accounts totaling $71.7 billion and $62.7 billion at December 31, 2012 and 2011, respectively, for which the policyholder assumes all investment risk, and separate accounts for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $49.3 billion and $44.0 billion at December 31, 2012 and 2011, respectively. The latter category consisted primarily of funding agreements and participating close-out contracts. The average interest rate credited on these contracts was 2.80% and 3.12% at December 31, 2012 and 2011, respectively.

  For the years ended December 31, 2012, 2011 and 2010, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


5. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles

  See Note 1 for a description of capitalized acquisition costs.

Non-Participating and Non-Dividend-Paying Traditional Contracts

  The Company amortizes DAC and VOBA related to these contracts (term insurance, non-participating whole life insurance, traditional group life insurance, and non-medical health insurance) over the appropriate premium paying period in proportion to the actual historic and expected future gross premiums that were set at contract issue. The expected premiums are based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency and investment returns at policy issuance, or policy acquisition (as it relates to VOBA), include provisions for adverse deviation, and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

Participating, Dividend-Paying Traditional Contracts

  The Company amortizes DAC and VOBA related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. For participating contracts within the closed block (dividend-paying traditional contracts) future gross margins are also dependent upon changes in the policyholder dividend obligation. See Note 7. Of these factors, the Company anticipates that investment returns, expenses, persistency and other factor changes, as well as policyholder dividend scales are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross margins exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. Each reporting period, the Company also updates the actual amount of business in-force, which impacts expected future gross margins. When expected future gross margins are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Each period, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC and VOBA balances.

Fixed and Variable Universal Life Contracts and Fixed and Variable Deferred Annuity Contracts

  The Company amortizes DAC and VOBA related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

returns, expenses and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

Factors Impacting Amortization

  Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period, which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

  The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross margins and profits. These assumptions primarily relate to investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

  Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC or VOBA is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC or VOBA amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Amortization of DAC and VOBA is attributed to both investment gains and losses and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Information regarding DAC and VOBA was as follows:

                                               Years Ended December 31,
                                              -------------------------
                                                2012     2011     2010
                                              -------  -------  -------
                                                    (In millions)
        DAC
        Balance at January 1,................ $ 6,244  $ 6,640  $ 7,639
        Capitalizations......................     632      724      640
        Amortization related to:
         Net investment gains (losses).......    (270)     (88)    (108)
         Other expenses......................    (709)    (777)    (687)
                                              -------  -------  -------
           Total amortization................    (979)    (865)    (795)
                                              -------  -------  -------
        Unrealized investment gains (losses).    (145)    (255)    (844)
                                              -------  -------  -------
        Balance at December 31,..............   5,752    6,244    6,640
                                              -------  -------  -------
        VOBA
        Balance at January 1,................      97      115      136
        Amortization related to:
         Other expenses......................     (12)     (10)     (14)
                                              -------  -------  -------
           Total amortization................     (12)     (10)     (14)
                                              -------  -------  -------
        Unrealized investment gains (losses).      (5)      (8)      (7)
                                              -------  -------  -------
        Balance at December 31,..............      80       97      115
                                              -------  -------  -------
        Total DAC and VOBA
        Balance at December 31,.............. $ 5,832  $ 6,341  $ 6,755
                                              =======  =======  =======

  See Note 1 for information on the retrospective application of the adoption of new accounting guidance related to DAC.

  See Note 2 for information on the reorganization of the Company's segments during 2012, which was retrospectively applied. Information regarding total DAC and VOBA by segment, as well as Corporate & Other, was as follows at:

                                                    December 31,
                                                   ---------------
                                                    2012    2011
                                                   ------- -------
                                                    (In millions)
             Retail............................... $ 5,407 $ 5,921
             Group, Voluntary & Worksite Benefits.     337     342
             Corporate Benefit Funding............      88      76
             Corporate & Other....................      --       2
                                                   ------- -------
              Total............................... $ 5,832 $ 6,341
                                                   ======= =======

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Information regarding other policy-related intangibles was as follows:

                                            Years Ended December 31,
                                            -----------------------
                                              2012     2011    2010
                                            ------   ------  ------
                                               (In millions)
                Deferred Sales Inducements
                Balance at January 1,...... $ 184    $ 190   $ 173
                Capitalization.............    22       29      42
                Amortization...............   (26)     (35)    (25)
                                            -----    -----   -----
                Balance at December 31,.... $ 180    $ 184   $ 190
                                            =====    =====   =====

                VODA and VOCRA
                Balance at January 1,...... $ 378    $ 400   $ 412
                Acquisitions...............    --       --       7
                Amortization...............   (25)     (22)    (19)
                                            -----    -----   -----
                Balance at December 31,.... $ 353    $ 378   $ 400
                                            =====    =====   =====
                Accumulated amortization... $ 104    $  79   $  57
                                            =====    =====   =====

  The estimated future amortization expense to be reported in other expenses for the next five years is as follows:

                                         VODA and
                                    VOBA  VOCRA
                                    ---- --------
                                    (In millions)
                              2013. $ 11   $ 28
                              2014. $  9   $ 30
                              2015. $  8   $ 30
                              2016. $  4   $ 30
                              2017. $  5   $ 28

6. Reinsurance

  The Company enters into reinsurance agreements primarily as a purchaser for reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by affiliated and unaffiliated companies. The Company participates in reinsurance activities in order to limit losses, minimize exposure to significant risks and provide additional capacity for future growth.

  Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed in Note 8.

  For its individual life insurance products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or on a quota share basis. The Company currently reinsures 90% of the mortality

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

risk in excess of $2 million for most products and reinsures up to 90% of the mortality risk for certain other products. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics. On a case by case basis, the Company may retain up to $20 million per life and reinsure 100% of amounts in excess of the amount the Company retains. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

  For other policies within the Group, Voluntary and Worksite Benefits segment, the Company generally retains most of the risk and only cedes particular risks on certain client arrangements.

  The Company's Retail Annuities business assumes 90% of the fixed annuities issued by several affiliates. The Company also reinsures 100% of the living and death benefit guarantees issued in connection with its variable annuities issued since 2004 to an affiliated reinsurer and certain portions of the living and death benefit guarantees issued in connection with its variable annuities issued prior to 2004 to affiliated and unaffiliated reinsurers. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on fees associated with the guarantees collected from policyholders, and receives reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations. The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

  The Company's Corporate Benefit Funding segment periodically engages in reinsurance activities, as considered appropriate. The impact of these activities on the financial results of this segment has not been significant.

  The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

  The Company reinsures its business through a diversified group of well-capitalized, highly rated reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. The Company generally secures large reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at December 31, 2012 and 2011, were not significant.

  The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $2.4 billion and $2.3 billion of unsecured unaffiliated reinsurance recoverable balances at December 31, 2012 and 2011, respectively.

  At December 31, 2012, the Company had $5.4 billion of net unaffiliated ceded reinsurance recoverables. Of this total, $4.4 billion, or 82%, were with the Company's five largest unaffiliated ceded reinsurers, including $1.8 billion of net unaffiliated ceded reinsurance recoverables which were unsecured. At December 31, 2011, the Company had $5.4 billion of net unaffiliated ceded reinsurance recoverables. Of this total, $4.2 billion, or 78%,

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

were with the Company's five largest unaffiliated ceded reinsurers, including $1.6 billion of net unaffiliated ceded reinsurance recoverables which were unsecured.

  The Company has reinsured with an unaffiliated third-party reinsurer 49.25% of the closed block through a modified coinsurance agreement. The Company accounts for this agreement under the deposit method of accounting. The Company, having the right of offset, has offset the modified coinsurance deposit with the deposit recoverable.

  The amounts in the consolidated statements of operations include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows:

                                                                 Years Ended December 31,
                                                               ----------------------------
                                                                 2012      2011      2010
                                                               --------  --------  --------
                                                                       (In millions)
Premiums:
Direct premiums............................................... $ 19,821  $ 18,435  $ 18,793
Reinsurance assumed...........................................    1,350     1,240     1,155
Reinsurance ceded.............................................   (1,291)   (1,387)   (1,429)
                                                               --------  --------  --------
 Net premiums................................................. $ 19,880  $ 18,288  $ 18,519
                                                               ========  ========  ========
Universal life and investment-type product policy fees:
Direct universal life and investment-type product policy fees. $  2,763  $  2,686  $  2,627
Reinsurance assumed...........................................       39        38        13
Reinsurance ceded.............................................     (563)     (522)     (565)
                                                               --------  --------  --------
 Net universal life and investment-type product policy fees... $  2,239  $  2,202  $  2,075
                                                               ========  ========  ========
Other revenues:
Direct other revenues......................................... $    887  $    836  $    750
Reinsurance assumed...........................................       (6)       (6)       (5)
Reinsurance ceded.............................................      849       978       980
                                                               --------  --------  --------
 Net other revenues........................................... $  1,730  $  1,808  $  1,725
                                                               ========  ========  ========
Policyholder benefits and claims:
Direct policyholder benefits and claims....................... $ 22,677  $ 21,100  $ 21,246
Reinsurance assumed...........................................    1,208     1,069     1,235
Reinsurance ceded.............................................   (1,616)   (1,488)   (1,774)
                                                               --------  --------  --------
 Net policyholder benefits and claims......................... $ 22,269  $ 20,681  $ 20,707
                                                               ========  ========  ========
Other expenses:
Direct other expenses......................................... $  5,328  $  5,280  $  5,167
Reinsurance assumed...........................................      479       458       462
Reinsurance ceded.............................................      587       733       653
                                                               --------  --------  --------
 Net other expenses........................................... $  6,394  $  6,471  $  6,282
                                                               ========  ========  ========

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The amounts in the consolidated balance sheets include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows at:

                                                                  December 31,
                                   ---------------------------------------------------------------------------
                                                   2012                                  2011
                                   ------------------------------------- -------------------------------------
                                                                 Total                                 Total
                                                                Balance                               Balance
                                    Direct   Assumed   Ceded     Sheet    Direct   Assumed   Ceded     Sheet
                                   --------- ------- --------  --------- --------- ------- --------  ---------
                                                                  (In millions)
Assets:
Premiums, reinsurance and other
 receivables...................... $   1,613 $   480 $ 22,628  $  24,721 $   1,383 $   485 $ 26,113  $  27,981
Deferred policy acquisition costs
 and value of business
 acquired.........................     5,685     460     (313)     5,832     6,337     386     (382)     6,341
                                   --------- ------- --------  --------- --------- ------- --------  ---------
  Total assets.................... $   7,298 $   940 $ 22,315  $  30,553 $   7,720 $   871 $ 25,731  $  34,322
                                   ========= ======= ========  ========= ========= ======= ========  =========
Liabilities:
Future policy benefits............ $ 112,264 $ 1,722 $     --  $ 113,986 $ 107,713 $ 1,620 $     --  $ 109,333
Policyholder account balances.....    94,454     262       --     94,716    88,557     299       --     88,856
Other policy-related balances.....     5,401     291      (29)     5,663     5,631     294      (49)     5,876
Other liabilities.................     9,544   7,327   17,070     33,941     8,068   7,574   20,972     36,614
                                   --------- ------- --------  --------- --------- ------- --------  ---------
  Total liabilities............... $ 221,663 $ 9,602 $ 17,041  $ 248,306 $ 209,969 $ 9,787 $ 20,923  $ 240,679
                                   ========= ======= ========  ========= ========= ======= ========  =========

  Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on reinsurance were $13.9 billion and $17.9 billion at December 31, 2012 and 2011, respectively. The deposit liabilities on reinsurance were $6.9 billion and $7.0 billion at December 31, 2012 and 2011, respectively.

Related Party Reinsurance Transactions

  The Company has reinsurance agreements with certain of MetLife, Inc.'s subsidiaries, including Exeter Reassurance Company Ltd. ("Exeter"), First MetLife Investors Insurance Company, MetLife Insurance Company of Connecticut ("MICC"), MetLife Investors USA Insurance Company, MetLife Investors Insurance Company, MetLife Reinsurance Company of Charleston ("MRC"), MetLife Reinsurance Company of Vermont and Metropolitan Tower Life Insurance Company, all of which are related parties.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Information regarding the significant effects of affiliated reinsurance included in the consolidated statements of operations was as follows:

                                                              Years Ended December 31,
                                                             -------------------------
                                                               2012     2011     2010
                                                             -------  -------  -------
                                                                   (In millions)
Premiums:
Reinsurance assumed......................................... $   319  $   169  $    88
Reinsurance ceded...........................................     (54)     (51)     (63)
                                                             -------  -------  -------
 Net premiums............................................... $   265  $   118  $    25
                                                             =======  =======  =======
Universal life and investment-type product policy fees:
Reinsurance assumed......................................... $    39  $    38  $    13
Reinsurance ceded...........................................    (216)    (170)    (230)
                                                             -------  -------  -------
 Net universal life and investment-type product policy fees. $  (177) $  (132) $  (217)
                                                             =======  =======  =======
Other revenues:
Reinsurance assumed......................................... $    (6) $    (7) $    (5)
Reinsurance ceded...........................................     790      916      908
                                                             -------  -------  -------
 Net other revenues......................................... $   784  $   909  $   903
                                                             =======  =======  =======
Policyholder benefits and claims:
Reinsurance assumed......................................... $   334  $   175  $   112
Reinsurance ceded...........................................    (177)    (121)    (129)
                                                             -------  -------  -------
 Net policyholder benefits and claims....................... $   157  $    54  $   (17)
                                                             =======  =======  =======
Other expenses:
Reinsurance assumed......................................... $   357  $   352  $   362
Reinsurance ceded...........................................     789      914      824
                                                             -------  -------  -------
 Net other expenses......................................... $ 1,146  $ 1,266  $ 1,186
                                                             =======  =======  =======

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Information regarding the significant effects of affiliated reinsurance included in the consolidated balance sheets was as follows at:

                                                                             December 31,
                                                                  ----------------------------------
                                                                        2012              2011
                                                                  ----------------  ----------------
                                                                  Assumed   Ceded   Assumed   Ceded
                                                                  ------- --------  ------- --------
                                                                             (In millions)
Assets:
Premiums, reinsurance and other receivables (1).................. $    85 $ 16,925  $    44 $ 20,469
Deferred policy acquisition costs and value of business acquired.     435     (266)     359     (286)
                                                                  ------- --------  ------- --------
 Total assets.................................................... $   520 $ 16,659  $   403 $ 20,183
                                                                  ======= ========  ======= ========
Liabilities:
Future policy benefits........................................... $   567 $     --  $   442 $     --
Policyholder account balances....................................     251       --      266       --
Other policy-related balances....................................      57      (29)      59      (49)
Other liabilities (1)............................................   6,906   14,652    7,114   18,707
                                                                  ------- --------  ------- --------
 Total liabilities............................................... $ 7,781 $ 14,623  $ 7,881 $ 18,658
                                                                  ======= ========  ======= ========

-----------

(1)Effective in June 2012, the Company recaptured 10% of the 40.75% of the closed block liabilities that were ceded to MRC on a coinsurance with funds withheld basis. In connection with this partial recapture, the Company recognized a decrease of $3.9 billion in the deposit receivable included within premiums, reinsurance and other receivables as well as an offsetting decrease of $3.9 billion in the funds withheld included within other liabilities at December 31, 2012.

  MLIC ceded two blocks of business to two affiliates on a 75% coinsurance with funds withheld basis. Certain contractual features of these agreements qualify as embedded derivatives, which are separately accounted for at estimated fair value on the Company's consolidated balance sheets. The embedded derivatives related to the funds withheld associated with these reinsurance agreements are included within other liabilities and increased the funds withheld balance by $29 million and $20 million at December 31, 2012 and 2011, respectively. Net derivative gains (losses) associated with these embedded derivatives were ($9) million, ($29) million and $9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

  The Company ceded risks to an affiliate related to guaranteed minimum benefit guarantees written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value are included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within premiums, reinsurance and other receivables and were assets of $1.4 billion and $1.2 billion at December 31, 2012 and 2011, respectively. Net derivative gains (losses) associated with the embedded derivatives were $14 million, $727 million and ($66) million for the years ended December 31, 2012, 2011 and 2010, respectively.

  Certain contractual features of the closed block agreement with MRC create an embedded derivative, which is separately accounted for at estimated fair value on the Company's consolidated balance sheets. The embedded derivative related to the funds withheld associated with this reinsurance agreement was included within other liabilities and increased the funds withheld balance by $1.4 billion and $1.5 billion at December 31, 2012 and

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2011, respectively. Net derivative gains (losses) associated with the embedded derivative were $135 million, ($811) million and ($596) million for the years ended December 31, 2012, 2011 and 2010, respectively.

  The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $2.1 billion and $1.5 billion of unsecured affiliated reinsurance recoverable balances at December 31, 2012 and 2011, respectively.

  Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on affiliated reinsurance were $11.8 billion and $15.7 billion at December 31, 2012 and 2011, respectively. The deposit liabilities on affiliated reinsurance were $6.8 billion and $6.9 billion at December 31, 2012 and 2011, respectively.

7. Closed Block

  On April 7, 2000 (the "Demutualization Date"), Metropolitan Life Insurance Company converted from a mutual life insurance company to a stock life insurance company and became a wholly-owned subsidiary of MetLife, Inc. The conversion was pursuant to an order by the New York Superintendent of Insurance (the "Superintendent") approving Metropolitan Life Insurance Company's plan of reorganization, as amended (the "Plan"). On the Demutualization Date, Metropolitan Life Insurance Company established a closed block for the benefit of holders of certain individual life insurance policies of Metropolitan Life Insurance Company. Assets have been allocated to the closed block in an amount that has been determined to produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies, including, but not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect for 1999, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. At least annually, the Company compares actual and projected experience against the experience assumed in the then-current dividend scales. Dividend scales are adjusted periodically to give effect to changes in experience.

  The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect for 1999 had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in-force. The expected life of the closed block is over 100 years.

  The Company uses the same accounting principles to account for the participating policies included in the closed block as it used prior to the Demutualization Date. However, the Company establishes a policyholder dividend obligation for earnings that will be paid to policyholders as additional dividends as described below. The excess of closed block liabilities over closed block assets at the Demutualization Date (adjusted to eliminate

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

the impact of related amounts in AOCI) represents the estimated maximum future earnings from the closed block expected to result from operations attributed to the closed block after income taxes. Earnings of the closed block are recognized in income over the period the policies and contracts in the closed block remain in-force. Management believes that over time the actual cumulative earnings of the closed block will approximately equal the expected cumulative earnings due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative earnings of the closed block are greater than the expected cumulative earnings of the closed block, the Company will pay the excess of the actual cumulative earnings of the closed block over the expected cumulative earnings to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block and, accordingly, will recognize only the expected cumulative earnings in income with the excess recorded as a policyholder dividend obligation. If over such period, the actual cumulative earnings of the closed block are less than the expected cumulative earnings of the closed block, the Company will recognize only the actual earnings in income. However, the Company may change policyholder dividend scales in the future, which would be intended to increase future actual earnings until the actual cumulative earnings equal the expected cumulative earnings.

  Experience within the closed block, in particular mortality and investment yields, as well as realized and unrealized gains and losses, directly impact the policyholder dividend obligation. Amortization of the closed block DAC, which resides outside of the closed block, is based upon cumulative actual and expected earnings within the closed block. Accordingly, the Company's net income continues to be sensitive to the actual performance of the closed block.

  Closed block assets, liabilities, revenues and expenses are combined on a line-by-line basis with the assets, liabilities, revenues and expenses outside the closed block based on the nature of the particular item.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Information regarding the closed block liabilities and assets designated to the closed block was as follows:

                                                                                      December 31,
                                                                                   ------------------
                                                                                     2012        2011
                                                                                   --------    --------
                                                                                      (In millions)
Closed Block Liabilities
Future policy benefits............................................................ $ 42,586    $ 43,169
Other policy-related balances.....................................................      298         358
Policyholder dividends payable....................................................      466         514
Policyholder dividend obligation..................................................    3,828       2,919
Other liabilities.................................................................      602         613
                                                                                   --------    --------
   Total closed block liabilities.................................................   47,780      47,573
                                                                                   --------    --------
Assets Designated to the Closed Block
Investments:
 Fixed maturity securities available-for-sale, at estimated fair value............   30,546      30,407
 Equity securities available-for-sale, at estimated fair value....................       41          35
 Mortgage loans...................................................................    6,192       6,206
 Policy loans.....................................................................    4,670       4,657
 Real estate and real estate joint ventures.......................................      459         364
 Other invested assets............................................................      953         857
                                                                                   --------    --------
   Total investments..............................................................   42,861      42,526
Cash and cash equivalents.........................................................      381         249
Accrued investment income.........................................................      481         509
Premiums, reinsurance and other receivables.......................................      107         109
Current income tax recoverable....................................................        2          53
Deferred income tax assets........................................................      319         362
                                                                                   --------    --------
   Total assets designated to the closed block....................................   44,151      43,808
                                                                                   --------    --------
Excess of closed block liabilities over assets designated to the closed block.....    3,629       3,765
                                                                                   --------    --------
Amounts included in accumulated other comprehensive income (loss):
Unrealized investment gains (losses), net of income tax...........................    2,891       2,394
Unrealized gains (losses) on derivatives, net of income tax.......................        9          11
Allocated to policyholder dividend obligation, net of income tax..................   (2,488)     (1,897)
                                                                                   --------    --------
 Total amounts included in accumulated other comprehensive income (loss)..........      412         508
                                                                                   --------    --------
Maximum future earnings to be recognized from closed block assets and liabilities. $  4,041    $  4,273
                                                                                   ========    ========

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Information regarding the closed block policyholder dividend obligation was as follows:

                                                               Years Ended December 31,
                                                               ------------------------
                                                                2012     2011    2010
                                                               -------  -------  -----
                                                                   (In millions)
Balance at January 1,......................................... $ 2,919  $   876  $  --
Change in unrealized investment and derivative gains (losses).     909    2,043    876
                                                               -------  -------  -----
Balance at December 31,....................................... $ 3,828  $ 2,919  $ 876
                                                               =======  =======  =====

  Information regarding the closed block revenues and expenses was as follows:

                                                                               Years Ended December 31,
                                                                               ------------------------
                                                                                 2012    2011     2010
                                                                               -------  ------- -------
                                                                                     (In millions)
Revenues
Premiums...................................................................... $ 2,139  $ 2,306 $ 2,461
Net investment income.........................................................   2,188    2,231   2,292
Net investment gains (losses).................................................      61       32      39
Net derivative gains (losses).................................................     (12)       8     (27)
                                                                               -------  ------- -------
   Total revenues.............................................................   4,376    4,577   4,765
                                                                               -------  ------- -------
Expenses
Policyholder benefits and claims..............................................   2,783    2,991   3,115
Policyholder dividends........................................................   1,072    1,137   1,235
Other expenses................................................................     179      193     199
                                                                               -------  ------- -------
   Total expenses.............................................................   4,034    4,321   4,549
                                                                               -------  ------- -------
Revenues, net of expenses before provision for income tax expense (benefit)...     342      256     216
Provision for income tax expense (benefit)....................................     120       89      71
                                                                               -------  ------- -------
Revenues, net of expenses and provision for income tax expense (benefit) from
  continuing operations.......................................................     222      167     145
Revenues, net of expenses and provision for income tax expense (benefit) from
  discontinued operations.....................................................      10        1       1
                                                                               -------  ------- -------
Revenues, net of expenses and provision for income tax expense (benefit)...... $   232  $   168 $   146
                                                                               =======  ======= =======

  Metropolitan Life Insurance Company charges the closed block with federal income taxes, state and local premium taxes and other additive state or local taxes, as well as investment management expenses relating to the closed block as provided in the Plan. Metropolitan Life Insurance Company also charges the closed block for expenses of maintaining the policies included in the closed block.

8. Investments

  See Note 10 for information about the fair value hierarchy for investments and the related valuation methodologies.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


Investment Risks and Uncertainties

  Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation, currency and real estate risk. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

  The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

  The recognition of income on certain investments (e.g. structured securities, including mortgage-backed securities, asset-backed securities ("ABS"), certain structured investment transactions and trading and FVO securities) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

Fixed Maturity and Equity Securities AFS

 Fixed Maturity and Equity Securities AFS by Sector

  The following table presents the fixed maturity and equity securities AFS by sector. The unrealized loss amounts presented below include the noncredit loss component of OTTI losses. Redeemable preferred stock is reported within U.S. corporate and foreign corporate fixed maturity securities and non-redeemable preferred stock is reported within equity securities. Included within fixed maturity securities are structured securities including RMBS, CMBS and ABS.

                                                 December 31, 2012                              December 31, 2011
                                   ---------------------------------------------- ----------------------------------------------
                                                 Gross Unrealized                               Gross Unrealized
                                    Cost or  ------------------------              Cost or  ------------------------
                                   Amortized          Temporary  OTTI  Estimated  Amortized          Temporary  OTTI  Estimated
                                     Cost     Gains    Losses   Losses Fair Value   Cost     Gains    Losses   Losses Fair Value
                                   --------- -------- --------- ------ ---------- --------- -------- --------- ------ ----------
                                                                           (In millions)
Fixed Maturity Securities:
U.S. corporate.................... $  59,587 $  7,717   $ 304   $  --  $  67,000  $  56,298 $  6,113  $   715  $  --  $  61,696
U.S. Treasury and agency..........    28,252    4,408       9      --     32,651     21,572    4,272       --     --     25,844
Foreign corporate (1).............    27,231    3,128     126      (1)    30,234     27,298    2,400      551      1     29,146
RMBS..............................    23,792    1,716     226     257     25,025     25,445    1,564      766    524     25,719
CMBS..............................     9,264      559      37      --      9,786      8,750      473      114      4      9,105
ABS (1)...........................     8,025      205     105      --      8,125      6,589      156      166     (7)     6,586
State and political subdivision...     5,554    1,184      18      --      6,720      5,387      842       47     --      6,182
Foreign government................     3,052    1,086       3      --      4,135      3,037      915       52     --      3,900
                                   --------- --------   -----   -----  ---------  --------- --------  -------  -----  ---------
  Total fixed maturity securities. $ 164,757 $ 20,003   $ 828   $ 256  $ 183,676  $ 154,376 $ 16,735  $ 2,411  $ 522  $ 168,178
                                   ========= ========   =====   =====  =========  ========= ========  =======  =====  =========
Equity Securities:
Common............................ $   1,013 $     33   $   5   $  --  $   1,041  $     830 $     32  $     6  $  --  $     856
Non-redeemable preferred..........       528       41     111      --        458        549       11      138     --        422
                                   --------- --------   -----   -----  ---------  --------- --------  -------  -----  ---------
  Total equity securities......... $   1,541 $     74   $ 116   $  --  $   1,499  $   1,379 $     43  $   144  $  --  $   1,278
                                   ========= ========   =====   =====  =========  ========= ========  =======  =====  =========

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


-----------

(1)OTTI losses, as presented above, represent the noncredit portion of OTTI losses that is included in AOCI. OTTI losses include both the initial recognition of noncredit losses, and the effects of subsequent increases and decreases in estimated fair value for those fixed maturity securities that were previously noncredit loss impaired. The noncredit loss component of OTTI losses for foreign corporate securities was in an unrealized gain position of $1 million at December 31, 2012 and $7 million for ABS at December 31, 2011, due to increases in estimated fair value subsequent to initial recognition of noncredit losses on such securities. See also "-- Net Unrealized Investment Gains (Losses)."

  The Company held non-income producing fixed maturity securities with an estimated fair value of $41 million and $7 million with unrealized gains (losses) of $6 million and ($3) million at December 31, 2012 and 2011, respectively.

   Methodology for Amortization of Discount or Premium on Structured Securities

  Amortization of the discount or premium on structured securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and ABS are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and ABS and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and ABS, the effective yield is recalculated on a retrospective basis.

 Maturities of Fixed Maturity Securities

  The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at:

                                                         December 31,
                                            ---------------------------------------
                                                   2012                2011
                                            ------------------- -------------------
                                                      Estimated           Estimated
                                            Amortized   Fair    Amortized   Fair
                                              Cost      Value     Cost      Value
                                            --------- --------- --------- ---------
                                                         (In millions)
Due in one year or less.................... $  12,671 $  12,796 $   8,089 $   8,159
Due after one year through five years......    30,187    32,160    26,375    27,486
Due after five years through ten years.....    34,983    40,009    34,660    38,517
Due after ten years........................    45,835    55,775    44,468    52,606
                                            --------- --------- --------- ---------
 Subtotal..................................   123,676   140,740   113,592   126,768
Structured securities (RMBS, CMBS and ABS).    41,081    42,936    40,784    41,410
                                            --------- --------- --------- ---------
 Total fixed maturity securities........... $ 164,757 $ 183,676 $ 154,376 $ 168,178
                                            ========= ========= ========= =========

  Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. RMBS, CMBS and ABS are shown separately, as they are not due at a single maturity.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Continuous Gross Unrealized Losses for Fixed Maturity and Equity Securities AFS by Sector

  The following table presents the estimated fair value and gross unrealized losses of fixed maturity and equity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position. The unrealized loss amounts include the noncredit component of OTTI loss.

                                              December 31, 2012                         December 31, 2011
                                  ----------------------------------------- ------------------------------------------
                                                       Equal to or Greater                        Equal to or Greater
                                  Less than 12 Months     than 12 Months     Less than 12 Months     than 12 Months
                                  -------------------- -------------------- --------------------- --------------------
                                  Estimated   Gross    Estimated   Gross                 Gross    Estimated   Gross
                                    Fair    Unrealized   Fair    Unrealized Estimated  Unrealized   Fair    Unrealized
                                    Value     Losses     Value     Losses   Fair Value   Losses     Value     Losses
                                  --------- ---------- --------- ---------- ---------- ---------- --------- ----------
                                                       (In millions, except number of securities)
Fixed Maturity Securities:
U.S. corporate...................  $ 2,567    $  58     $ 2,507    $ 246     $  5,669   $   204    $ 3,170   $   511
U.S. Treasury and agency.........    1,576        9          --       --        2,189        --         --        --
Foreign corporate................      758       34       1,381       91        4,560       334      1,258       218
RMBS.............................      639       18       3,098      465        2,647       407      3,241       883
CMBS.............................      727        5         308       32          709        66        365        52
ABS..............................    1,246       22         697       83        2,557        45        608       114
State and political subdivision..       92        1         103       17           31        --        169        47
Foreign government...............      106        1          27        2          499        44         88         8
                                   -------    -----     -------    -----     --------   -------    -------   -------
 Total fixed maturity
   securities....................  $ 7,711    $ 148     $ 8,121    $ 936     $ 18,861   $ 1,100    $ 8,899   $ 1,833
                                   =======    =====     =======    =====     ========   =======    =======   =======
Equity Securities:
Common...........................  $    62    $   5     $     1    $  --     $      4   $     6    $    --   $    --
Non-redeemable preferred.........       --       --         190      111          126        14        238       124
                                   -------    -----     -------    -----     --------   -------    -------   -------
 Total equity securities.........  $    62    $   5     $   191    $ 111     $    130   $    20    $   238   $   124
                                   =======    =====     =======    =====     ========   =======    =======   =======
Total number of securities in an
  unrealized loss position.......      622                  637                 1,412                  819
                                   =======              =======              ========              =======

Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

 Evaluation and Measurement Methodologies

  Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

fair value below amortized cost recovers; (vii) with respect to structured securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

  The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

..    The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

..    When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

..    Additional considerations are made when assessing the unique features that apply to certain structured securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds; current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

..    When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the estimated fair value is considered the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described in
     (ii) above, as well as private and public sector programs to restructure such securities.

  With respect to securities that have attributes of debt and equity (perpetual hybrid securities), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

  The cost or amortized cost of fixed maturity and equity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

Current Period Evaluation

  Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company has concluded that these securities are not other-than-temporarily impaired at December 31, 2012. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), changes in credit ratings, changes in collateral valuation, changes in interest rates and changes in credit spreads. If economic fundamentals or any of the above factors deteriorate, additional OTTI may be incurred in upcoming periods.

  Gross unrealized losses on fixed maturity securities in an unrealized loss position decreased $1.8 billion during the year ended December 31, 2012 from $2.9 billion to $1.1 billion. The decline in, or improvement in, gross unrealized losses for the year ended December 31, 2012, was primarily attributable to narrowing credit spreads and a decrease in interest rates.

  At December 31, 2012, $389 million of the total $1.1 billion of gross unrealized losses were from 102 fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for six months or greater.

Investment Grade Fixed Maturity Securities

  Of the $1.1 billion of gross unrealized losses on fixed maturity securities with an unrealized loss of 20% or more of amortized cost for six months or greater, $172 million, or 44%, are related to gross unrealized losses on 50 investment grade fixed maturity securities. Unrealized losses on investment grade fixed maturity securities are principally related to widening credit spreads or rising interest rates since purchase.

Below Investment Grade Fixed Maturity Securities

  Of the $1.1 billion of gross unrealized losses on fixed maturity securities with an unrealized loss of 20% or more of amortized cost for six months or greater, $217 million, or 56%, are related to gross unrealized losses on 52 below investment grade fixed maturity securities. Unrealized losses on below investment grade fixed maturity securities are principally related to non-agency RMBS (primarily alternative residential mortgage loans and sub-prime residential mortgage loans), ABS (primarily collateralized debt obligations) and U.S and foreign corporate securities (primarily financial services industry securities) and are the result of significantly wider credit spreads resulting from higher risk premiums since purchase, largely due to economic and market uncertainties including concerns over the financial services industry sector, unemployment levels and valuations of residential real estate supporting non-agency RMBS. Management evaluates these U.S. and foreign corporate securities based on factors such as expected cash flows and the financial condition and near-term and long-term prospects of the issuer; and evaluates non-agency RMBS and ABS based on actual and projected cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


Equity Securities

  Equity securities in an unrealized loss position decreased $28 million during the year ended December 31, 2012 from $144 million to $116 million. Of the $116 million, $99 million were from 13 equity securities with gross unrealized losses of 20% or more of cost for 12 months or greater, of which 90% were financial services industry investment grade non-redeemable preferred stock, of which 75% were rated A, AA, or AAA.

Trading and FVO Securities

  See Note 10 for tables that present the four categories of securities that comprise trading and FVO securities. See "-- Net Investment Income" and "-- Net Investment Gains (Losses)" for the net investment income recognized on trading and FVO securities and the related changes in estimated fair value subsequent to purchase included in net investment income and net investment gains (losses) for securities still held as of the end of the respective years, as applicable.

Mortgage Loans

 Mortgage Loans by Portfolio Segment

  Mortgage loans are summarized as follows at:

                                                December 31,
                                  ----------------------------------------
                                          2012                 2011
                                  -------------------  -------------------
                                    Carrying    % of     Carrying    % of
                                      Value     Total      Value     Total
                                  ------------- -----  ------------- -----
                                  (In millions)        (In millions)
    Mortgage loans:
     Commercial..................   $ 33,369     74.7%   $ 32,774     74.7%
     Agricultural................     11,487     25.7      11,498     26.2
     Residential.................        105      0.3           1       --
                                    --------    -----    --------    -----
       Subtotal (1)..............     44,961    100.7      44,273    100.9
     Valuation allowances........       (304)    (0.7)       (393)    (0.9)
                                    --------    -----    --------    -----
       Total mortgage loans, net.   $ 44,657    100.0%   $ 43,880    100.0%
                                    ========    =====    ========    =====

-----------

(1)In 2012, the Company purchased $1.2 billion, $191 million and $105 million of commercial, agricultural and residential mortgage loans, respectively, of which $1.2 billion and $191 million of commercial and agricultural mortgage loans, respectively, were purchased at estimated fair value from an affiliate, MetLife Bank, National Association ("MetLife Bank"). The Company purchased $64 million of commercial mortgage loans during the year ended December 31, 2011.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


 Mortgage Loans and Valuation Allowance by Portfolio Segment

  The carrying value prior to valuation allowance ("recorded investment") in mortgage loans, by portfolio segment, by method of evaluation of credit loss, and the related valuation allowances, by type of credit loss, were as follows:

                                                                       December 31,
                                 -----------------------------------------------------------------------------------------
                                                     2012                                         2011
                                 -------------------------------------------- --------------------------------------------
                                 Commercial Agricultural Residential  Total   Commercial Agricultural Residential  Total
                                 ---------- ------------ ----------- -------- ---------- ------------ ----------- --------
                                                                       (In millions)
Mortgage loans:
  Evaluated individually for
   credit losses................  $    441    $    181      $  --    $    622  $     73    $    159      $ --     $    232
  Evaluated collectively for
   credit losses................    32,928      11,306        105      44,339    32,701      11,339         1       44,041
                                  --------    --------      -----    --------  --------    --------      ----     --------
    Total mortgage loans........    33,369      11,487        105      44,961    32,774      11,498         1       44,273
                                  --------    --------      -----    --------  --------    --------      ----     --------
Valuation allowances:
  Specific credit losses........        84          21         --         105        44          45        --           89
  Non-specifically identified
   credit losses................       172          27         --         199       274          30        --          304
                                  --------    --------      -----    --------  --------    --------      ----     --------
    Total valuation
     allowances.................       256          48         --         304       318          75        --          393
                                  --------    --------      -----    --------  --------    --------      ----     --------
     Mortgage loans, net of
      valuation
      allowance.................  $ 33,113    $ 11,439      $ 105    $ 44,657  $ 32,456    $ 11,423      $  1     $ 43,880
                                  ========    ========      =====    ========  ========    ========      ====     ========

 Valuation Allowance Rollforward by Portfolio Segment

  The changes in the valuation allowance, by portfolio segment, were as follows:

                                        Commercial Agricultural  Total
                                        ---------- ------------ ------
                                                 (In millions)
        Balance at January 1, 2010.....   $  492      $ 102     $  594
        Provision (release)............      (39)        12        (27)
        Charge-offs, net of recoveries.      (12)       (33)       (45)
                                          ------      -----     ------
        Balance at December 31, 2010...      441         81        522
        Provision (release)............     (111)        (2)      (113)
        Charge-offs, net of recoveries.      (12)        (4)       (16)
                                          ------      -----     ------
        Balance at December 31, 2011...      318         75        393
        Provision (release)............      (50)         2        (48)
        Charge-offs, net of recoveries.      (12)       (24)       (36)
        Transfer to held-for-sale......       --         (5)        (5)
                                          ------      -----     ------
        Balance at December 31, 2012...   $  256      $  48     $  304
                                          ======      =====     ======

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Valuation Allowance Methodology

  Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the loan agreement. Specific valuation allowances are established using the same methodology for all three portfolio segments as the excess carrying value of a loan over either (i) the present value of expected future cash flows discounted at the loan's original effective interest rate,
(ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or
(iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for all loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.

  Commercial and Agricultural Mortgage Loan Portfolio Segments

  The Company typically uses several years of historical experience in establishing non-specific valuation allowances which captures multiple economic cycles. For evaluations of commercial loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For evaluations of agricultural loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. On a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for each portfolio segment.

  All commercial loans are reviewed on an ongoing basis which may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. All agricultural loans are monitored on an ongoing basis. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, potentially delinquent, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. The monitoring process for agricultural loans is generally similar to the commercial loan monitoring process, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above for all loan portfolio segments. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

  For commercial loans, the primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and loan-to-value ratio, as well as the values utilized in calculating these ratios, are updated annually, on a rolling basis, with a portion of the loan portfolio updated each quarter.

  For agricultural loans, the Company's primary credit quality indicator is the loan-to-value ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural loan portfolio and are routinely updated. Additionally, the Company focuses the monitoring process on higher risk loans, including reviews on a geographic and property-type basis.

  Residential Mortgage Loan Portfolio Segment

  The Company's residential loan portfolio is comprised primarily of closed end, amortizing residential loans. For evaluations of residential loans, the key inputs of expected frequency and expected loss reflect current market conditions, with expected frequency adjusted, when appropriate, for differences from market conditions and the Company's historical experience. In contrast to the commercial and agricultural loan portfolios, residential loans are smaller-balance homogeneous loans that are collectively evaluated for impairment. Non-specific valuation allowances are established using the evaluation framework described above for pools of loans with similar risk characteristics from inputs that are unique to the residential segment of the loan portfolio. Loan specific valuation allowances are only established on residential loans when they have been restructured and are established using the methodology described above for all loan portfolio segments.

  For residential loans, the Company's primary credit quality indicator is whether the loan is performing or non-performing. The Company generally defines non-performing residential loans as those that are 90 or more days past due and/or in non-accrual status which is assessed monthly. Generally, non-performing residential loans have a higher risk of experiencing a credit loss.

Credit Quality of Commercial Mortgage Loans

   Information about the credit quality of commercial mortgage loans is presented below at:

                                    Recorded Investment
                       ---------------------------------------------
                        Debt Service Coverage Ratios
                       ------------------------------          % of     Estimated   % of
                       > 1.20x  1.00x - 1.20x < 1.00x  Total   Total   Fair Value   Total
-                      -------- ------------- ------- -------- -----  ------------- -----
                                       (In millions)                  (In millions)
December 31, 2012:
Loan-to-value ratios:
Less than 65%......... $ 24,906    $   452    $   575 $ 25,933  77.7%   $ 27,894     78.8%
65% to 75%............    4,254        641        108    5,003  15.0       5,218     14.7
76% to 80%............      448        123        259      830   2.5         863      2.4
Greater than 80%......      847        501        255    1,603   4.8       1,451      4.1
                       --------    -------    ------- -------- -----    --------    -----
 Total................ $ 30,455    $ 1,717    $ 1,197 $ 33,369 100.0%   $ 35,426    100.0%
                       ========    =======    ======= ======== =====    ========    =====
December 31, 2011:
Loan-to-value ratios:
Less than 65%......... $ 20,510    $   389    $   332 $ 21,231  64.8%   $ 22,547     66.1%
65% to 75%............    6,919        237        268    7,424  22.6       7,734     22.6
76% to 80%............      950         98        200    1,248   3.8       1,251      3.7
Greater than 80%......    1,880        674        317    2,871   8.8       2,588      7.6
                       --------    -------    ------- -------- -----    --------    -----
 Total................ $ 30,259    $ 1,398    $ 1,117 $ 32,774 100.0%   $ 34,120    100.0%
                       ========    =======    ======= ======== =====    ========    =====

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


 Credit Quality of Agricultural Mortgage Loans

  Information about the credit quality of agricultural mortgage loans is presented below at:

                                             December 31,
                               ----------------------------------------
                                       2012                 2011
                               -------------------  -------------------
                                 Recorded    % of     Recorded    % of
                                Investment   Total   Investment   Total
                               ------------- -----  ------------- -----
                               (In millions)        (In millions)
        Loan-to-value ratios:
        Less than 65%.........   $ 10,628     92.5%   $ 10,378     90.2%
        65% to 75%............        514      4.5         732      6.4
        76% to 80%............         92      0.8          12      0.1
        Greater than 80%......        253      2.2         376      3.3
                                 --------    -----    --------    -----
         Total................   $ 11,487    100.0%   $ 11,498    100.0%
                                 ========    =====    ========    =====

  The estimated fair value of agricultural mortgage loans was $11.8 billion and $11.9 billion at December 31, 2012 and 2011, respectively.

 Credit Quality of Residential Mortgage Loans

  All residential mortgage loans were performing at both December 31, 2012 and 2011; accordingly, residential mortgage loan data is not presented in the following past due, impaired and troubled debt restructuring tables. The estimated fair value of residential mortgage loans was $109 million and $1 million at December 31, 2012 and 2011, respectively.

 Past Due and Interest Accrual Status of Mortgage Loans

  The Company has a high quality, well performing mortgage loan portfolio, with 99% of all mortgage loans classified as performing at both December 31, 2012 and 2011. The Company defines delinquent mortgage loans consistent with industry practice, when interest and principal payments are past due as follows: commercial and residential mortgage loans -- 60 days; and agricultural mortgage loans -- 90 days. The recorded investment in mortgage loans, prior to valuation allowances, past due according to these aging categories, greater than 90 days past due and still accruing interest and in nonaccrual status, by portfolio segment, were as follows at:

                                                     Greater than 90 Days Past Due
                           Past Due                   and Still Accruing Interest              Nonaccrual Status
              ----------------------------------- ----------------------------------- -----------------------------------
              December 31, 2012 December 31, 2011 December 31, 2012 December 31, 2011 December 31, 2012 December 31, 2011
              ----------------- ----------------- ----------------- ----------------- ----------------- -----------------
                                                             (In millions)
Commercial...       $  --             $  63             $ --              $ --              $  83             $  63
Agricultural.         116               139               53                27                 67               150
                    -----             -----             ----              ----              -----             -----
 Total.......       $ 116             $ 202             $ 53              $ 27              $ 150             $ 213
                    =====             =====             ====              ====              =====             =====

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


 Impaired Mortgage Loans

  Information regarding impaired mortgage loans, including those modified in a troubled debt restructuring, by portfolio segment, were as follows at and for the periods ended:

                                                          Loans without
                  Loans with a Valuation Allowance     a Valuation Allowance           All Impaired Loans
              ---------------------------------------- --------------------  --------------------------------------
               Unpaid                                   Unpaid                Unpaid             Average
              Principal  Recorded  Valuation  Carrying Principal   Recorded  Principal Carrying  Recorded  Interest
December 31,   Balance  Investment Allowances  Value    Balance   Investment  Balance   Value   Investment  Income
------------- --------- ---------- ---------- -------- ---------  ---------- --------- -------- ---------- --------
                                                         (In millions)
2012:
Commercial...   $ 367     $ 359      $  84     $ 275     $  82      $  82      $ 449    $ 357     $ 384      $ 11
Agricultural.     110       107         21        86        79         74        189      160       201         8
                -----     -----      -----     -----     -----      -----      -----    -----     -----      ----
  Total......   $ 477     $ 466      $ 105     $ 361     $ 161      $ 156      $ 638    $ 517     $ 585      $ 19
                =====     =====      =====     =====     =====      =====      =====    =====     =====      ====
2011:
Commercial...   $  73     $  73      $  44     $  29     $ 225      $ 209      $ 298    $ 238     $ 257      $  5
Agricultural.     160       159         45       114        62         60        222      174       239         3
                -----     -----      -----     -----     -----      -----      -----    -----     -----      ----
  Total......   $ 233     $ 232      $  89     $ 143     $ 287      $ 269      $ 520    $ 412     $ 496      $  8
                =====     =====      =====     =====     =====      =====      =====    =====     =====      ====

  Unpaid principal balance is generally prior to any charge-offs. Interest income recognized is primarily cash basis income. The average recorded investment for commercial and agricultural mortgage loans was $126 million and $259 million, respectively, for the year ended December 31, 2010; and interest income recognized for commercial and agricultural mortgage loans was $4 million and $8 million, respectively, for the year ended December 31, 2010.

 Mortgage Loans Modified in a Troubled Debt Restructuring

  For a small portion of the mortgage loan portfolio, classified as troubled debt restructurings, concessions are granted related to borrowers experiencing financial difficulties. Generally, the types of concessions include: reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates, and/or a reduction of accrued interest. The amount, timing and extent of the concession granted is considered in determining any impairment or changes in the specific valuation allowance recorded with the restructuring. Through the continuous monitoring process, a specific valuation allowance may have been recorded prior to the quarter when the mortgage loan is modified in a troubled debt restructuring. Accordingly, the carrying value (after specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. The number of mortgage loans and carrying value after specific valuation allowance of mortgage loans modified during the period in a troubled debt restructuring were as follows:

                                 For the Years Ended December 31,
              -------------------------------------------------------------------------------
                             2012                                    2011
              --------------------------------------- ---------------------------------------
              Number of                               Number of
              Mortgage  Carrying Value after Specific Mortgage  Carrying Value after Specific
                Loans      Valuation Allowance          Loans      Valuation Allowance
              --------- ----------------------------- --------- -----------------------------
                            Pre-          Post-                     Pre-          Post-
                        Modification   Modification             Modification   Modification
                        ------------   ------------             ------------   ------------
                              (In millions)                           (In millions)
Commercial...     1        $ 168          $ 152           4        $ 125          $  87
Agricultural.     5           17             16           9           40             40
                  -        -----          -----          --        -----          -----
 Total.......     6        $ 185          $ 168          13        $ 165          $ 127
                  =        =====          =====          ==        =====          =====

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  There were no mortgage loans during the previous 12 months modified in a troubled debt restructuring with a subsequent payment default at December 31, 2012. During the 12 months ended December 31, 2011, the Company had three agricultural mortgage loans, with a carrying value after specific valuation allowance of $11 million, modified in a troubled debt restructuring with a subsequent payment default. Payment default is determined in the same manner as delinquency status -- when interest and principal payments are past due.

Other Invested Assets

  Other invested assets is comprised primarily of freestanding derivatives with positive estimated fair values (see Note 9), tax credit partnerships, loans to affiliates (see "-- Related Party Investment Transactions") and leveraged leases.

 Leveraged Leases

  Investment in leveraged leases, included in other invested assets, consisted of the following:

                                                  December 31,
                                               -----------------
                                                 2012     2011
                                               -------  --------
                                                 (In millions)
              Rental receivables, net......... $ 1,465  $  1,761
              Estimated residual values.......     927     1,110
                                               -------  --------
               Subtotal.......................   2,392     2,871
              Unearned income.................    (834)   (1,039)
                                               -------  --------
               Investment in leveraged leases. $ 1,558  $  1,832
                                               =======  ========

  Rental receivables are generally due in periodic installments. The payment periods range from one to 15 years, but in certain circumstances, are as long as 33 years. For rental receivables, the primary credit quality indicator is whether the rental receivable is performing or non-performing, which is assessed monthly. The Company generally defines non-performing rental receivables as those that are 90 days or more past due. At December 31, 2012 and 2011, all rental receivables were performing.

  The deferred income tax liability related to leveraged leases was $1.4 billion and $1.3 billion at December 31, 2012 and 2011, respectively.

  The components of income from investment in leveraged leases, excluding net investment gains (losses) were as follows:

                                                                        Years Ended December 31,
                                                                        -----------------------
                                                                         2012     2011    2010
                                                                         -----   -----   -----
                                                                           (In millions)
Income from investment in leveraged leases............................. $  34    $ 101   $ 102
Less: Income tax expense on leveraged leases...........................   (12)     (35)    (36)
                                                                         -----   -----   -----
Investment income after income tax from investment in leveraged leases. $  22    $  66   $  66
                                                                         =====   =====   =====

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


Cash Equivalents

  The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $1.1 billion and $1.2 billion at December 31, 2012 and 2011, respectively.

Net Unrealized Investment Gains (Losses)

  The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                                               Years Ended December 31,
                                                                            -----------------------------
                                                                               2012      2011      2010
-                                                                           ---------  --------  --------
                                                                                    (In millions)
Fixed maturity securities.................................................. $  19,120  $ 14,266  $  6,189
Fixed maturity securities with noncredit OTTI losses in accumulated other
  comprehensive income (loss)..............................................      (256)     (522)     (419)
                                                                            ---------  --------  --------
   Total fixed maturity securities.........................................    18,864    13,744     5,770
Equity securities..........................................................       (13)      (98)      (66)
Derivatives................................................................     1,052     1,293        90
Short-term investments.....................................................        (2)      (10)      (13)
Other......................................................................        18        45        48
                                                                            ---------  --------  --------
   Subtotal................................................................    19,919    14,974     5,829
                                                                            ---------  --------  --------
Amounts allocated from:
 Insurance liability loss recognition......................................    (5,120)   (3,495)     (426)
 DAC and VOBA related to noncredit OTTI losses recognized in
   accumulated other comprehensive income (loss)...........................        12        33        27
 DAC and VOBA..............................................................    (1,231)   (1,102)     (833)
 Policyholder dividend obligation..........................................    (3,828)   (2,919)     (876)
                                                                            ---------  --------  --------
   Subtotal................................................................   (10,167)   (7,483)   (2,108)
Deferred income tax benefit (expense) related to noncredit OTTI losses
  recognized in accumulated other comprehensive income (loss)..............        86       172       138
Deferred income tax benefit (expense)......................................    (3,498)   (2,794)   (1,440)
                                                                            ---------  --------  --------
Net unrealized investment gains (losses)...................................     6,340     4,869     2,419
Net unrealized investment gains (losses) attributable to noncontrolling
  interests................................................................        (1)       (1)       (1)
                                                                            ---------  --------  --------
Net unrealized investment gains (losses) attributable to Metropolitan Life
  Insurance Company........................................................ $   6,339  $  4,868  $  2,418
                                                                            =========  ========  ========

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The changes in fixed maturity securities with noncredit OTTI losses included in AOCI were as follows:

                                                          Years Ended December 31,
                                                          -----------------------
                                                             2012         2011
                                                          -------      -------
                                                           (In millions)
       Balance, January 1,............................... $ (522)      $ (419)
       Noncredit OTTI losses recognized (1)..............    (22)         (17)
       Securities sold with previous noncredit OTTI loss.    122           85
       Subsequent changes in estimated fair value........    166         (171)
                                                          ------       ------
       Balance, December 31,............................. $ (256)      $ (522)
                                                          ======       ======

-----------

(1)Noncredit OTTI losses recognized, net of DAC, were ($26) million and ($16) million for the years ended December 31, 2012 and 2011, respectively.

  The changes in net unrealized investment gains (losses) were as follows:

                                                                           Years Ended December 31,
                                                                         ----------------------------
                                                                           2012      2011      2010
                                                                         --------  --------  --------
                                                                                 (In millions)
Balance, beginning of period............................................ $  4,868  $  2,418  $   (612)
Cumulative effect of change in accounting principles, net of income tax.       --        --        10
Fixed maturity securities on which noncredit OTTI losses have been
  recognized............................................................      266      (103)      155
Unrealized investment gains (losses) during the year....................    4,679     9,248     6,650
Unrealized investment gains (losses) relating to:
 Insurance liability gain (loss) recognition............................   (1,625)   (3,069)     (426)
 DAC and VOBA related to noncredit OTTI losses recognized in
   accumulated other comprehensive income (loss)........................      (21)        6       (22)
 DAC and VOBA...........................................................     (129)     (269)     (829)
 Policyholder dividend obligation.......................................     (909)   (2,043)     (876)
 Deferred income tax benefit (expense) related to noncredit OTTI losses
   recognized in accumulated other comprehensive income (loss)..........      (86)       34       (46)
 Deferred income tax benefit (expense)..................................     (704)   (1,354)   (1,580)
                                                                         --------  --------  --------
Net unrealized investment gains (losses)................................    6,339     4,868     2,424
Net unrealized investment gains (losses) attributable to noncontrolling
  interests.............................................................       --        --        (6)
                                                                         --------  --------  --------
Balance, end of period.................................................. $  6,339  $  4,868  $  2,418
                                                                         ========  ========  ========
Change in net unrealized investment gains (losses)...................... $  1,471  $  2,450  $  3,036
Change in net unrealized investment gains (losses) attributable to
  noncontrolling interests..............................................       --        --        (6)
                                                                         --------  --------  --------
Change in net unrealized investment gains (losses) attributable to
  Metropolitan Life Insurance Company................................... $  1,471  $  2,450  $  3,030
                                                                         ========  ========  ========

Concentrations of Credit Risk

  There were no investments in any counterparty that were greater than 10% of the Company's equity, other than the U.S. government and its agencies at both December 31, 2012 and 2011.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


Securities Lending

  As described in Note 1, the Company participates in a securities lending program. Elements of the securities lending program are presented below at:

                                                             December 31,
                                                           -----------------
                                                             2012     2011
                                                           -------- --------
                                                             (In millions)
   Securities on loan: (1)
    Amortized cost........................................ $ 16,224 $ 13,595
    Estimated fair value.................................. $ 18,564 $ 15,726
   Cash collateral on deposit from counterparties (2)..... $ 19,036 $ 15,870
   Security collateral on deposit from counterparties (3). $     46 $    188
   Reinvestment portfolio -- estimated fair value......... $ 19,392 $ 15,803

-----------

(1)Included within fixed maturity securities, equity securities and short-term investments.

(2)Included within payables for collateral under securities loaned and other transactions.

(3)Security collateral on deposit from counterparties may not be sold or repledged, unless the counterparty is in default, and is not reflected in the consolidated financial statements.

Invested Assets on Deposit and Pledged as Collateral

  Invested assets on deposit and pledged as collateral are presented below at estimated fair value for cash and cash equivalents, short-term investments, fixed maturity and equity securities, and trading and FVO securities, and at carrying value for mortgage loans.

                                                                 December 31,
                                                               -----------------
                                                                 2012     2011
                                                               -------- --------
                                                                 (In millions)
Invested assets on deposit (regulatory deposits).............. $  1,555 $    976
Invested assets pledged as collateral (1).....................   19,812   17,280
                                                               -------- --------
   Total invested assets on deposit and pledged as collateral. $ 21,367 $ 18,256
                                                               ======== ========

-----------

(1)The Company has pledged fixed maturity securities, mortgage loans and cash and cash equivalents in connection with various agreements and transactions, including funding agreements (see Note 4) and derivative transactions (see
   Note 9).

Purchased Credit Impaired Investments

  Investments acquired with evidence of credit quality deterioration since origination and for which it is probable at the acquisition date that the Company will be unable to collect all contractually required payments are classified as purchased credit impaired ("PCI") investments. For each investment, the excess of the cash flows expected to be collected as of the acquisition date over its acquisition-date fair value is referred to as the

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

accretable yield and is recognized as net investment income on an effective yield basis. If subsequently, based on current information and events, it is probable that there is a significant increase in cash flows previously expected to be collected or if actual cash flows are significantly greater than cash flows previously expected to be collected, the accretable yield is adjusted prospectively. The excess of the contractually required payments (including interest) as of the acquisition date over the cash flows expected to be collected as of the acquisition date is referred to as the nonaccretable difference, and this amount is not expected to be realized as net investment income. Decreases in cash flows expected to be collected can result in OTTI (see Note 1).

  The Company's PCI fixed maturity securities were as follows at:

                                                         December 31,
                                                        ---------------
                                                         2012    2011
                                                        ------- -------
                                                         (In millions)
        Outstanding principal and interest balance (1). $ 4,335 $ 3,708
        Carrying value (2)............................. $ 3,441 $ 2,675

-----------

(1)Represents the contractually required payments, which is the sum of contractual principal, whether or not currently due, and accrued interest.

(2)Estimated fair value plus accrued interest.

  The following table presents information about PCI fixed maturity securities acquired during the periods indicated:

                                                           Years Ended December 31,
                                                           ------------------------
                                                              2012         2011
                                                           -------      -------
                                                            (In millions)
     Contractually required payments (including interest). $ 1,911      $ 4,260
     Cash flows expected to be collected (1).............. $ 1,436      $ 3,603
     Fair value of investments acquired................... $   936      $ 2,140

-----------

(1)Represents undiscounted principal and interest cash flow expectations at the date of acquisition.

  The following table presents activity for the accretable yield on PCI fixed maturity securities for:

                                                          Years Ended December 31,
                                                          -----------------------
                                                             2012         2011
                                                          -------      -------
                                                            (In millions)
     Accretable yield, January 1,........................ $ 1,978      $   436
     Investments purchased...............................     500        1,463
     Accretion recognized in earnings....................    (181)         (97)
     Disposals...........................................     (84)          --
     Reclassification (to) from nonaccretable difference.     144          176
                                                            -------     -------
     Accretable yield, December 31,...................... $ 2,357      $ 1,978
                                                            =======     =======

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


Collectively Significant Equity Method Investments

  The Company holds investments in real estate joint ventures, real estate funds and other limited partnership interests consisting of leveraged buy-out funds, hedge funds, private equity funds, joint ventures and other funds. The portion of these investments accounted for under the equity method had a carrying value of $7.5 billion at December 31, 2012. The Company's maximum exposure to loss related to these equity method investments is limited to the carrying value of these investments plus unfunded commitments of $1.9 billion at December 31, 2012. Except for certain real estate joint ventures, the Company's investments in real estate funds and other limited partnership interests are generally of a passive nature in that the Company does not participate in the management of the entities.

  As described in Note 1, the Company generally records its share of earnings in its equity method investments using a three-month lag methodology and within net investment income. Aggregate net investment income from these equity method investments exceeded 10% of the Company's consolidated pre-tax income (loss) from continuing operations for two of the three most recent annual periods:
2011 and 2010. The Company is providing the following aggregated summarized financial data for such equity method investments, for the most recent annual periods, in order to provide comparative information. This aggregated summarized financial data does not represent the Company's proportionate share of the assets, liabilities, or earnings of such entities.

  The aggregated summarized financial data presented below reflects the latest available financial information and is as of, and for, the years ended
December 31, 2012, 2011 and 2010. Aggregate total assets of these entities totaled $259.4 billion and $229.7 billion at December 31, 2012 and 2011, respectively. Aggregate total liabilities of these entities totaled
$22.2 billion at both December 31, 2012 and 2011. Aggregate net income (loss) of these entities totaled $16.5 billion, $8.4 billion and $16.5 billion for the years ended December 31, 2012, 2011 and 2010, respectively. Aggregate net income (loss) from the underlying entities in which the Company invests is primarily comprised of investment income, including recurring investment income and realized and unrealized investment gains (losses).

Variable Interest Entities

  The Company has invested in certain structured transactions that are VIEs. In certain instances, the Company holds both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, is deemed to be the primary beneficiary or consolidator of the entity.

  The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. The Company generally uses a qualitative approach to determine whether it is the primary beneficiary. However, for VIEs that are investment companies or apply measurement principles consistent with those utilized by investment companies, the primary beneficiary is based on a risks and rewards model and is defined as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both. The Company reassesses its involvement with VIEs on a quarterly basis. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the consolidated financial statements.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


 Consolidated VIEs

  The following table presents the total assets and total liabilities relating to VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at December 31, 2012 and 2011. Creditors or beneficial interest holders of VIEs where the Company is the primary beneficiary have no recourse to the general credit of the Company, as the Company's obligation to the VIEs is limited to the amount of its committed investment.

                                                                                       December 31,
                                                                           -------------------------------------
                                                                                  2012               2011
                                                                           ------------------ ------------------
                                                                           Total     Total    Total     Total
                                                                           Assets Liabilities Assets Liabilities
                                                                           ------ ----------- ------ -----------
                                                                                       (In millions)
Other limited partnership interests....................................... $ 189     $   1    $ 203     $   1
CSEs (assets (primarily securities) and liabilities (primarily debt)) (1).    51        50      146       138
Fixed maturity securities (2).............................................   172        83       --        --
Other invested assets.....................................................    85        --      102         1
Real estate joint ventures................................................    11        14       16        18
                                                                           -----     -----    -----     -----
 Total.................................................................... $ 508     $ 148    $ 467     $ 158
                                                                           =====     =====    =====     =====

-----------

(1)The Company consolidates former QSPEs that are structured as collateralized debt obligations. The assets of these entities can only be used to settle their respective liabilities, and under no circumstances is the Company liable for any principal or interest shortfalls should any arise. The assets and liabilities of these CSEs are primarily trading and FVO securities and long-term debt, respectively, and to a lesser extent include cash and cash equivalents and other liabilities. The Company's exposure was limited to that of its remaining investment in the former QSPEs of less than $1 million at estimated fair value at both December 31, 2012 and 2011. The long-term debt bears interest primarily at variable rates, payable on a bi-annual basis. Interest expense related to these obligations, included in other expenses, was $4 million, $9 million and $15 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(2)The Company consolidates certain fixed maturity securities purchased in an investment vehicle which was partially funded with affiliated long-term debt. The long-term debt bears interest primarily at variable rates, payable on a bi-annual basis. Interest expense related to these obligations, included in other expenses, was $1 million for the year ended December 31, 2012. There was no interest expense for both the years ended December 31, 2011 and 2010.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


 Unconsolidated VIEs

  The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                               December 31,
                                                 -----------------------------------------
                                                         2012                 2011
                                                 -------------------- --------------------
                                                            Maximum              Maximum
                                                 Carrying  Exposure   Carrying  Exposure
                                                  Amount  to Loss (1)  Amount  to Loss (1)
                                                 -------- ----------- -------- -----------
                                                               (In millions)
Fixed maturity securities AFS:
 Structured securities (RMBS, CMBS and ABS) (2). $ 42,936  $ 42,936   $ 41,410  $ 41,410
 U.S. and foreign corporate.....................    2,566     2,566      2,379     2,379
Other limited partnership interests.............    2,966     3,880      2,537     3,259
Other invested assets...........................    1,068     1,381        745     1,140
Real estate joint ventures......................       34        40         32        49
                                                 --------  --------   --------  --------
   Total........................................ $ 49,570  $ 50,803   $ 47,103  $ 48,237
                                                 ========  ========   ========  ========

-----------

(1)The maximum exposure to loss relating to fixed maturity securities is equal to their carrying amounts or the carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests and real estate joint ventures is equal to the carrying amounts plus any unfunded commitments of the Company. For certain of its investments in other invested assets, the Company's return is in the form of income tax credits which are guaranteed by creditworthy third parties. For such investments, the maximum exposure to loss is equal to the carrying amounts plus any unfunded commitments, reduced by income tax credits guaranteed by third parties of $315 million and $264 million at December 31, 2012 and 2011, respectively. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(2)For these variable interests, the Company's involvement is limited to that of a passive investor.

  As described in Note 17, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2012, 2011 and 2010.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


Net Investment Income

  The components of net investment income were as follows:

                                                                     Years Ended December 31,
                                                                   ----------------------------
                                                                     2012      2011      2010
                                                                   --------  --------  --------
                                                                          (In millions)
Investment income:
 Fixed maturity securities........................................ $  8,295  $  8,225  $  8,147
 Equity securities................................................       68        73        89
 Trading and FVO securities -- Actively Traded Securities and FVO
   general account securities (1).................................       77        29        72
 Mortgage loans...................................................    2,528     2,401     2,258
 Policy loans.....................................................      451       479       515
 Real estate and real estate joint ventures.......................      593       493       329
 Other limited partnership interests..............................      555       435       684
 Cash, cash equivalents and short-term investments................       19        12        15
 International joint ventures.....................................       (2)       (1)        9
 Other............................................................        7       112       111
                                                                   --------  --------  --------
     Subtotal.....................................................   12,591    12,258    12,229
   Less: Investment expenses......................................      743       652       663
                                                                   --------  --------  --------
     Subtotal, net................................................   11,848    11,606    11,566
                                                                   --------  --------  --------
 FVO CSEs -- interest income:
   Securities.....................................................        4         9        15
                                                                   --------  --------  --------
     Net investment income........................................ $ 11,852  $ 11,615  $ 11,581
                                                                   ========  ========  ========

-----------

(1)Changes in estimated fair value subsequent to purchase for securities still held as of the end of the respective years included in net investment income were $44 million, $2 million and $30 million for the years ended
   December 31, 2012, 2011, and 2010, respectively.

  See "-- Variable Interest Entities" for discussion of CSEs.

  See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and investment expenses.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


Net Investment Gains (Losses)

 Components of Net Investment Gains (Losses)

  The components of net investment gains (losses) were as follows:

                                                                            Years Ended December 31,
                                                                            ----------------------
                                                                              2012     2011    2010
                                                                            ------   ------  ------
                                                                                 (In millions)
Total gains (losses) on fixed maturity securities:
 Total OTTI losses recognized -- by sector and industry:
   U.S. and foreign corporate securities -- by industry:
     Utility............................................................... $  (29)  $   --  $   (1)
     Finance...............................................................    (21)     (37)   (117)
     Consumer..............................................................    (19)     (40)    (20)
     Communications........................................................    (18)     (26)    (10)
     Industrial............................................................     (4)      (8)     --
     Transportation........................................................     (1)      --      --
                                                                            ------   ------  ------
       Total U.S. and foreign corporate securities.........................    (92)    (111)   (148)
     RMBS..................................................................    (70)     (78)    (87)
     CMBS..................................................................    (28)      (9)    (59)
     ABS...................................................................     (2)     (28)    (66)
     Foreign government....................................................     --       (1)     --
                                                                            ------   ------  ------
 OTTI losses on fixed maturity securities recognized in earnings...........   (192)    (227)   (360)
 Fixed maturity securities -- net gains (losses) on sales and disposals....     16      107     129
                                                                            ------   ------  ------
     Total gains (losses) on fixed maturity securities.....................   (176)    (120)   (231)
                                                                            ------   ------  ------
Total gains (losses) on equity securities:
 Total OTTI losses recognized -- by sector:
   Common..................................................................     (7)      (8)     (4)
   Non-redeemable preferred................................................     --      (33)     (3)
                                                                            ------   ------  ------
 OTTI losses on equity securities recognized in earnings...................     (7)     (41)     (7)
 Equity securities - net gains (losses) on sales and disposals.............     15       44      77
                                                                            ------   ------  ------
   Total gains (losses) on equity securities...............................      8        3      70
                                                                            ------   ------  ------
Trading and FVO securities -- FVO general account securities -- changes in
  estimated fair value subsequent to consolidation.........................     11       (2)     --
Mortgage loans.............................................................     84      133      59
Real estate and real estate joint ventures.................................    (27)     133     (33)
Other limited partnership interests........................................    (35)      11      (5)
Other investment portfolio gains (losses)..................................   (192)      (4)     36
                                                                            ------   ------  ------
   Subtotal -- investment portfolio gains (losses).........................   (327)     154    (104)
                                                                            ------   ------  ------
FVO CSEs -- changes in estimated fair value subsequent to consolidation:
 Securities................................................................     --       --     (78)
 Long-term debt -- related to securities...................................     (7)      (8)     48
Non-investment portfolio gains (losses)....................................      4      (14)    (36)
                                                                            ------   ------  ------
   Subtotal FVO CSEs and non-investment portfolio gains (losses)...........     (3)     (22)    (66)
                                                                            ------   ------  ------
     Total net investment gains (losses)................................... $ (330)  $  132  $ (170)
                                                                            ======   ======  ======

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  See "-- Variable Interest Entities" for discussion of CSEs.

  See "-- Related Party Investment Transactions" for discussion of affiliated net investment gains (losses) related to transfers of invested assets to affiliates.

  Gains (losses) from foreign currency transactions included within net investment gains (losses) were $2 million, $21 million and $18 million for the years ended December 31, 2012, 2011 and 2010, respectively.

 Sales or Disposals and Impairments of Fixed Maturity and Equity Securities

  Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) are as shown in the table below. Investment gains and losses on sales of securities are determined on a specific identification basis.

                                                                       Years Ended December 31,
                                           -------------------------------------------------------------------------------
                                             2012      2011      2010     2012   2011   2010    2012      2011      2010
                                           --------  --------  --------  -----  -----  -----  --------  --------  --------
                                             Fixed Maturity Securities    Equity Securities               Total
                                           ----------------------------  -------------------  ----------------------------
                                                                            (In millions)
Proceeds.................................. $ 29,472  $ 34,015  $ 30,817  $ 126  $ 771  $ 429  $ 29,598  $ 34,786  $ 31,246
                                           ========  ========  ========  =====  =====  =====  ========  ========  ========
Gross investment gains.................... $    327  $    445  $    544  $  23  $  86  $  88  $    350  $    531  $    632
                                           --------  --------  --------  -----  -----  -----  --------  --------  --------
Gross investment losses...................     (311)     (338)     (415)    (8)   (42)   (11)     (319)     (380)     (426)
                                           --------  --------  --------  -----  -----  -----  --------  --------  --------
Total OTTI losses recognized in earnings:
  Credit-related..........................     (125)     (183)     (334)    --     --     --      (125)     (183)     (334)
  Other (1)...............................      (67)      (44)      (26)    (7)   (41)    (7)      (74)      (85)      (33)
                                           --------  --------  --------  -----  -----  -----  --------  --------  --------
   Total OTTI losses recognized in
    earnings..............................     (192)     (227)     (360)    (7)   (41)    (7)     (199)     (268)     (367)
                                           --------  --------  --------  -----  -----  -----  --------  --------  --------
    Net investment gains (losses)......... $   (176) $   (120) $   (231) $   8  $   3  $  70  $   (168) $   (117) $   (161)
                                           ========  ========  ========  =====  =====  =====  ========  ========  ========

-----------

(1)Other OTTI losses recognized in earnings include impairments on (i) equity securities, (ii) perpetual hybrid securities classified within fixed maturity securities where the primary reason for the impairment was the severity and/or the duration of an unrealized loss position and (iii) fixed maturity securities where there is an intent to sell or it is more likely than not that the Company will be required to sell the security before recovery of the decline in estimated fair value.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


 Credit Loss Rollforward

  The table below presents a rollforward of the cumulative credit loss component of OTTI loss recognized in earnings on fixed maturity securities still held for which a portion of the OTTI loss was recognized in OCI:

                                                                                           Years Ended
                                                                                          December 31,
                                                                                          ------------
                                                                                            2012   2011
-                                                                                         ------ ------
                                                                                          (In millions)
Balance, at January 1,................................................................... $ 316  $ 330
Additions:
 Initial impairments -- credit loss OTTI recognized on securities not previously
   impaired..............................................................................    38     33
 Additional impairments -- credit loss OTTI recognized on securities previously
   impaired..............................................................................    45     68
Reductions:
 Sales (maturities, pay downs or prepayments) during the period of securities previously
   impaired as credit loss OTTI..........................................................   (95)   (82)
 Securities impaired to net present value of expected future cash flows..................   (17)   (24)
 Increases in cash flows -- accretion of previous credit loss OTTI.......................    (2)    (9)
                                                                                          -----  -----
Balance, at December 31,................................................................. $ 285  $ 316
                                                                                          =====  =====

Related Party Investment Transactions

  In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Invested assets transferred to and from affiliates were as follows:

                                                                     Years Ended December 31,
                                                                     ------------------------
                                                                       2012     2011    2010
                                                                     ------   ------  ------
                                                                        (In millions)
Estimated fair value of invested assets transferred to affiliates...  $  4    $ 170   $ 444
Amortized cost of invested assets transferred to affiliates.........  $  4    $ 164   $ 431
Net investment gains (losses) recognized on transfers...............  $ --    $   6   $  13
Estimated fair value of invested assets transferred from affiliates.  $ --    $ 132   $ 582

  The Company purchased from MetLife Bank, an affiliate, $1.5 billion of fixed maturity securities, at estimated fair value, for cash during the year ended December 31, 2012. See "-- Mortgage Loans" for information on additional purchases from this affiliate.

  The Company has affiliated loans outstanding, which are included in other invested assets, totaling $1.5 billion at both December 31, 2012 and 2011. At December 31, 2011, the loans were outstanding with Exeter, an affiliate. During 2012, MetLife, Inc. assumed this affiliated debt from Exeter. One loan matured on September 30, 2012 and was replaced by a new loan on October 1, 2012. The loans which bear interest at a fixed rate, payable semiannually are due as follows: $500 million at 6.44% due on June 30, 2014, $250 million at 3.57% due on October 1, 2019, $250 million at 7.44% due on September 30, 2016,
$150 million at 5.64% due July 15, 2021 and $375 million at 5.86% due
December 16, 2021. Net investment income from these loans was $93 million, $69 million and $59 million for the years ended December 31, 2012, 2011 and 2010, respectively.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The Company has a loan outstanding to Exeter, which is included in other invested assets, totaling $75 million at both December 31, 2012 and 2011. This loan is due on December 30, 2014 and bears interest on a weighted average of 6.80%. Net investment income from this loan was $5 million for each of the years ended December 31, 2012, 2011 and 2010, respectively.

  The Company provides investment administrative services to certain affiliates. The related investment administrative service charges to these affiliates were $158 million, $164 million and $107 million for the years ended December 31, 2012, 2011 and 2010, respectively. The Company also had additional affiliated net investment income of $4 million, $3 million and $16 million for the years ended December 31, 2012, 2011 and 2010, respectively.

9.  Derivatives

Accounting for Derivatives

  See Note 1 for a description of the Company's accounting policies for derivatives and Note 10 for information about the fair value hierarchy for derivatives.

Derivative Strategies

  The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

  Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter ("OTC") market. The types of derivatives the Company uses include swaps, forwards, futures and option contracts. To a lesser extent, the Company uses credit default swaps and structured interest rate swaps to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance agreements that have embedded derivatives.

 Interest Rate Derivatives

  The Company uses a variety of interest rate derivatives to reduce its exposure to changes in interest rates, including interest rate swaps, caps, floors, swaptions and forwards.

  Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount. The Company utilizes interest rate swaps in fair value, cash flow and non-qualifying hedging relationships.

  The Company uses structured interest rate swaps to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury, agency, or other fixed maturity security. Structured interest rate swaps are included in interest rate swaps. Structured interest rate swaps are not designated as hedging instruments.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The Company purchases interest rate caps and floors primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities, as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively. In certain instances, the Company locks in the economic impact of existing purchased caps and floors by entering into offsetting written caps and floors. The Company utilizes interest rate caps and floors in non-qualifying hedging relationships.

  Swaptions are used by the Company to hedge interest rate risk associated with the Company's long-term liabilities and invested assets. A swaption is an option to enter into a swap with a forward starting effective date. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium for purchased swaptions and receives a premium for written swaptions. The Company utilizes swaptions in non-qualifying hedging relationships. Swaptions are included in interest rate options.

  The Company enters into interest rate forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date. The Company utilizes interest rate forwards in cash flow and non-qualifying hedging relationships.

  To a lesser extent the Company uses interest rate futures in non-qualifying hedging relationships.

 Foreign Currency Exchange Rate Derivatives

  The Company uses foreign currency exchange rate derivatives including foreign currency swaps and foreign currency forwards to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in fair value, cash flow and non-qualifying hedging relationships.

  In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date. The Company utilizes foreign currency forwards in non-qualifying hedging relationships.

  To a lesser extent the Company uses currency options in non-qualifying hedging relationships.

 Credit Derivatives

  The Company enters into purchased credit default swaps to hedge against credit-related changes in the value of its investments. In a credit default swap transaction, the Company agrees with another party to pay, at specified intervals, a premium to hedge credit risk. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered. Credit events vary by type of issuer but typically include bankruptcy, failure to pay debt obligations, repudiation, moratorium, or involuntary restructuring. In each case, payout on a credit

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

default swap is triggered only after the Credit Derivatives Determinations Committee of the International Swaps and Derivatives Association, Inc. ("ISDA") deems that a credit event has occurred. The Company utilizes credit default swaps in non-qualifying hedging relationships.

  The Company enters into written credit default swaps to synthetically create credit investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and one or more cash instruments such as U.S. Treasury securities, agency securities or other fixed maturity securities. These credit default swaps are not designated as hedging instruments.

  The Company also enters into certain purchased and written credit default swaps held in relation to trading portfolios for the purpose of generating profits on short-term differences in price. These credit default swaps are not designated as hedging instruments.

  The Company enters into forwards to lock in the price to be paid for forward purchases of certain securities. The price is agreed upon at the time of the contract and payment for the contract is made at a specified future date. When the primary purpose of entering into these transactions is to hedge against the risk of changes in purchase price due to changes in credit spreads, the Company designates these as credit forwards. The Company utilizes credit forwards in cash flow hedging relationships.

 Equity Derivatives

  To a lesser extent, the Company uses equity index options in non-qualifying hedging relationships.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


Primary Risks Managed by Derivatives

  The following table presents the gross notional amount, estimated fair value and primary underlying risk exposure of the Company's derivatives, excluding embedded derivatives, held at:

                                                                                           December 31,
                                                                    -----------------------------------------------------------
                                                                                2012                           2011
                                                                    -----------------------------  -----------------------------
                                                                              Estimated Fair Value           Estimated Fair Value
-                                                                   Notional  -------------------  Notional  -------------------
                                  Primary Underlying Risk Exposure   Amount   Assets   Liabilities  Amount   Assets   Liabilities
                                  --------------------------------  --------- -------  ----------- --------- -------  -----------
                                                                                           (In millions)
Derivatives Designated as Hedging Instruments
Fair value hedges:
  Interest rate swaps............ Interest rate.................... $   4,824 $ 1,893    $    79   $   4,259 $ 1,849    $    86
  Foreign currency swaps......... Foreign currency exchange rate...     3,064     332         71       2,622     312         79
                                                                    --------- -------    -------   --------- -------    -------
   Subtotal......................                                       7,888   2,225        150       6,881   2,161        165
                                                                    --------- -------    -------   --------- -------    -------
Cash flow hedges:
  Interest rate swaps............ Interest rate....................     2,984     606         --       2,875     852         --
  Interest rate forwards......... Interest rate....................       265      58         --         345      81         --
  Foreign currency swaps......... Foreign currency exchange rate...     7,595     198        246       5,135     314        160
  Credit forwards................ Credit...........................        --      --         --          20       4         --
                                                                    --------- -------    -------   --------- -------    -------
   Subtotal.....................................................       10,844     862        246       8,375   1,251        160
                                                                    --------- -------    -------   --------- -------    -------
    Total qualifying hedges....................................        18,732   3,087        396      15,256   3,412        325
                                                                    --------- -------    -------   --------- -------    -------

Derivatives Not Designated or Not Qualifying as Hedging Instruments
Interest rate swaps.............. Interest rate....................    41,008   1,978        854      28,935   1,908        866
Interest rate floors............. Interest rate....................    33,870     737        493      13,290     789         14
Interest rate caps............... Interest rate....................    40,434      63         --      38,532      83         --
Interest rate futures............ Interest rate....................     2,476      --         10       2,675       6          2
Interest rate options............ Interest rate....................     4,862     336          2       4,624     326         --
Interest rate forwards........... Interest rate....................        --      --         --         500      --         14
Synthetic GICs................... Interest rate....................     4,162      --         --       4,454      --         --
Foreign currency swaps........... Foreign currency exchange rate...     6,411     137        532       5,392     241        410
Foreign currency forwards........ Foreign currency exchange rate...     2,131      16         26       2,014      81         --
Currency options................. Foreign currency exchange rate...       129       1         --          --      --         --
Credit default swaps - purchased. Credit...........................     1,463       7         14       2,368      65         27
Credit default swaps - written... Credit...........................     6,230      55          5       5,397      25         54
Equity options................... Equity market....................       630       1         --         135      --         --
                                                                    --------- -------    -------   --------- -------    -------
   Total non-designated or non-qualifying derivatives...........      143,806   3,331      1,936     108,316   3,524      1,387
                                                                    --------- -------    -------   --------- -------    -------
   Total........................................................    $ 162,538 $ 6,418    $ 2,332   $ 123,572 $ 6,936    $ 1,712
                                                                    ========= =======    =======   ========= =======    =======

  Based on notional amounts, a substantial portion of the Company's derivatives was not designated or did not qualify as part of a hedging relationship as of December 31, 2012 and 2011. The Company's use of derivatives includes
(i) derivatives that serve as macro hedges of the Company's exposure to various risks and that generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules; (ii) derivatives that economically hedge insurance liabilities that contain mortality or morbidity risk and that generally do not qualify for hedge accounting because the lack of these risks in the derivatives cannot support an expectation of a highly effective hedging relationship; and (iii) written credit default swaps that are used to synthetically create credit investments and that do not qualify for hedge accounting because they do not involve a hedging relationship. For these non-qualified derivatives, changes in market factors can lead to the recognition of fair

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

value changes in the consolidated statement of operations without an offsetting gain or loss recognized in earnings for the item being hedged.

Net Derivative Gains (Losses)

  The components of net derivative gains (losses) were as follows:

                                                  Years Ended December 31,
                                                  ----------------------
                                                    2012     2011    2010
      -                                           ------  -------  ------
                                                       (In millions)
      Derivatives and hedging gains (losses) (1). $  77   $ 2,040  $  353
      Embedded derivatives.......................   598      (462)   (619)
                                                  -----   -------  ------
       Total net derivative gains (losses)....... $ 675   $ 1,578  $ (266)
                                                  =====   =======  ======

-----------

(1)Includes foreign currency transaction gains (losses) on hedged items in cash flow and non-qualifying hedging relationships, which are not presented elsewhere in this note.

  The following table presents earned income on derivatives for the:

                                                        Years Ended December 31,
                                                        -----------------------
                                                          2012     2011    2010
   -                                                    ------   ------  ------
                                                           (In millions)
   Qualifying hedges:
    Net investment income.............................. $ 108    $  96   $  82
    Interest credited to policyholder account balances.   146      173     196
   Non-qualifying hedges:
    Net investment income..............................    (6)      (8)     (4)
    Net derivative gains (losses)......................   314      179      53
                                                        -----    -----   -----
      Total............................................ $ 562    $ 440   $ 327
                                                        =====    =====   =====

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


Non-Qualifying Derivatives and Derivatives for Purposes Other Than Hedging

   The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or qualifying as hedging instruments:

                                                      Net          Net
                                                   Derivative   Investment
                                                 Gains (Losses) Income (1)
                                                 -------------- ----------
                                                       (In millions)
     For the Year Ended December 31, 2012:
     Interest rate derivatives..................    $   (83)      $  --
     Foreign currency exchange rate derivatives.       (252)         --
     Credit derivatives - purchased.............        (72)        (15)
     Credit derivatives - written...............        105          --
     Equity derivatives.........................         --         (12)
                                                    -------       -----
      Total.....................................    $  (302)      $ (27)
                                                    =======       =====
     For the Year Ended December 31, 2011:
     Interest rate derivatives..................    $ 1,679       $  --
     Foreign currency exchange rate derivatives.        103          --
     Credit derivatives - purchased.............         74           6
     Credit derivatives - written...............        (61)         (1)
     Equity derivatives.........................         --         (14)
                                                    -------       -----
      Total.....................................    $ 1,795       $  (9)
                                                    =======       =====
     For the Year Ended December 31, 2010:
     Interest rate derivatives..................    $   149       $  --
     Foreign currency exchange rate derivatives.        106          --
     Credit derivatives - purchased.............         17          (3)
     Credit derivatives - written...............         11           1
     Equity derivatives.........................         13         (17)
                                                    -------       -----
      Total.....................................    $   296       $ (19)
                                                    =======       =====

-----------

(1)Changes in estimated fair value related to economic hedges of equity method investments in joint ventures, and changes in estimated fair value related to derivatives held in relation to trading portfolios.

Fair Value Hedges

  The Company designates and accounts for the following as fair value hedges when they have met the requirements of fair value hedging: (i) interest rate swaps to convert fixed rate assets and liabilities to floating rate assets and liabilities; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated assets and liabilities.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges within net derivative gains (losses). The following table presents the amount of such net derivative gains (losses):

                                                                       Net Derivative  Net Derivative Ineffectiveness
                                                                       Gains (Losses)  Gains (Losses)  Recognized in
Derivatives in Fair Value Hedging      Hedged Items in Fair Value        Recognized    Recognized for Net Derivative
Relationships                            Hedging Relationships         for Derivatives  Hedged Items  Gains (Losses)
---------------------------------  ----------------------------------- --------------- -------------- ---------------
                                                                                       (In millions)
For the Year Ended December 31, 2012:
    Interest rate swaps:           Fixed maturity securities..........     $     2        $     (3)        $  (1)
                                   Policyholder liabilities (1).......         (72)             89            17
    Foreign currency swaps:        Foreign-denominated fixed maturity
                                    securities........................          (1)              1            --
                                   Foreign-denominated PABs (2).......          32             (41)           (9)
                                                                           -------        --------         -----
      Total                                                                $   (39)       $     46         $   7
                                                                           =======        ========         =====
For the Year Ended December 31, 2011:
    Interest rate swaps:           Fixed maturity securities..........     $   (18)       $     18         $  --
                                   Policyholder liabilities (1).......       1,019            (994)           25
    Foreign currency swaps:        Foreign-denominated fixed maturity
                                    securities........................           1               3             4
                                   Foreign-denominated PABs (2).......          28             (55)          (27)
                                                                           -------        --------         -----
      Total                                                                $ 1,030        $ (1,028)        $   2
                                                                           =======        ========         =====
For the Year Ended December 31, 2010:
    Interest rate swaps:           Fixed maturity securities..........     $   (13)       $     15         $   2
                                   Policyholder liabilities (1).......         153            (150)            3
    Foreign currency swaps:        Foreign-denominated fixed maturity
                                    securities........................          13             (13)           --
                                   Foreign-denominated PABs (2).......          47             (34)           13
                                                                           -------        --------         -----
      Total                                                                $   200        $   (182)        $  18
                                                                           =======        ========         =====

-----------

(1)Fixed rate liabilities reported in PABs or future policy benefits.

(2)Fixed rate or floating rate liabilities.

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Cash Flow Hedges

  The Company designates and accounts for the following as cash flow hedges when they have met the requirements of cash flow hedging: (i) interest rate swaps to convert floating rate assets and liabilities to fixed rate assets and liabilities; (ii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets and liabilities;
(iii) interest rate forwards and credit forwards to lock in the price to be paid for forward purchases of investments; and (iv) interest rate swaps and interest rate forwards to hedge the forecasted purchases of fixed-rate investments.

  In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions were no longer probable of occurring. Because certain of the forecasted transactions also were not

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

probable of occurring within two months of the anticipated date, the Company reclassified $1 million, $3 million and $9 million from AOCI into net derivative gains (losses) for the years ended December 31, 2012, 2011 and 2010, respectively, related to such discontinued cash flow hedges.

  At December 31, 2012 and 2011, the maximum length of time over which the Company was hedging its exposure to variability in future cash flows for forecasted transactions did not exceed eight years and nine years, respectively.

  At December 31, 2012 and 2011, the balance in AOCI associated with cash flow hedges was $1.1 billion and $1.3 billion, respectively.

  The following table presents the effects of derivatives in cash flow hedging relationships on the consolidated statements of operations and the consolidated statements of equity:

                           Amount of Gains (Losses)       Amount and Location of Gains        Amount and Location of
                           Deferred in Accumulated         (Losses) Reclassified from             Gains (Losses)
Derivatives in Cash Flow  Other Comprehensive Income    Accumulated Other Comprehensive     Recognized in Income (Loss)
Hedging Relationships       (Loss) on Derivatives       Income (Loss) into Income (Loss)          on Derivatives
------------------------  -------------------------- -------------------------------------- ---------------------------
                             (Effective Portion)              (Effective Portion)              (Ineffective Portion)
-                         -------------------------- -------------------------------------- ---------------------------
                                                     Net Derivative Net Investment  Other         Net Derivative
                                                     Gains (Losses)     Income     Expenses       Gains (Losses)
                                                     -------------- -------------- -------- ---------------------------
                                                                  (In millions)
For the Year Ended December 31, 2012:
Interest rate swaps......          $   (55)              $   3           $  4        $ --                          $  1
Interest rate forwards...               (1)                 --              2          --                            --
Foreign currency swaps...             (187)                 (7)            (5)         --                            (5)
Credit forwards..........               --                  --              1          --                            --
                                   -------               -----           ----        ----                          ----
  Total..................          $  (243)              $  (4)          $  2        $ --                          $ (4)
                                   =======               =====           ====        ====                          ====
For the Year Ended December 31, 2011:
Interest rate swaps......          $   919               $  --           $  1        $ --                          $  1
Interest rate forwards...              128                  22              2          --                             2
Foreign currency swaps...              166                   7             (5)         --                             1
Credit forwards..........               18                   1             --          --                            --
                                   -------               -----           ----        ----                          ----
  Total..................          $ 1,231               $  30           $ (2)       $ --                          $  4
                                   =======               =====           ====        ====                          ====
For the Year Ended December 31, 2010:
Interest rate swaps......          $    90               $  --           $ --        $  1                          $  3
Interest rate forwards...              (35)                 10              3          --                            (1)
Foreign currency swaps...               74                 (56)            (6)         --                            --
Credit forwards..........                5                  --             --          --                            --
                                   -------               -----           ----        ----                          ----
  Total..................          $   134               $ (46)          $ (3)       $  1                          $  2
                                   =======               =====           ====        ====                          ====

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

  At December 31, 2012, ($4) million of deferred net gains (losses) on derivatives in AOCI was expected to be reclassified to earnings within the next 12 months.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


Credit Derivatives

  In connection with synthetically created credit investment transactions and credit default swaps held in relation to the trading portfolio, the Company writes credit default swaps for which it receives a premium to insure credit risk. Such credit derivatives are included within the non-qualifying derivatives and derivatives for purposes other than hedging table. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the Company paying the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $6.2 billion and $5.4 billion at December 31, 2012 and 2011, respectively. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At December 31, 2012 and 2011, the Company would have received $50 million and paid $29 million, respectively, to terminate all of these contracts.

  The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at:

                                                                          December 31,
                                          -----------------------------------------------------------------------------
                                                           2012                                   2011
-                                         -------------------------------------- --------------------------------------
                                                        Maximum                                Maximum
                                          Estimated    Amount of                 Estimated    Amount of
                                          Fair Value     Future       Weighted   Fair Value     Future       Weighted
                                          of Credit  Payments under   Average    of Credit  Payments under   Average
Rating Agency Designation of Referenced    Default   Credit Default   Years to    Default   Credit Default   Years to
Credit Obligations (1)                      Swaps      Swaps (2)    Maturity (3)   Swaps      Swaps (2)    Maturity (3)
----------------------------------------- ---------- -------------- ------------ ---------- -------------- ------------
                                                (In millions)                          (In millions)
Aaa/Aa/A
Single name credit default swaps
 (corporate).............................    $  7           573         2.5        $   3       $   488         3.1
Credit default swaps referencing indices.      31         2,064         2.1           (1)        2,150         3.0
                                             ----       -------                    -----       -------
  Subtotal...............................      38         2,637         2.2            2         2,638         3.0
                                             ----       -------                    -----       -------
Baa
Single name credit default swaps
 (corporate).............................       4           835         3.2          (10)          750         3.6
Credit default swaps referencing indices.       6         2,469         4.9          (19)        1,959         4.9
                                             ----       -------                    -----       -------
  Subtotal...............................      10         3,304         4.5          (29)        2,709         4.5
                                             ----       -------                    -----       -------
Ba
Single name credit default swaps
 (corporate).............................      --            25         2.7           --            25         3.5
Credit default swaps referencing indices.      --            --          --           --            --          --
                                             ----       -------                    -----       -------
  Subtotal...............................      --            25         2.7           --            25         3.5
                                             ----       -------                    -----       -------
B
Single name credit default swaps
 (corporate).............................      --            --          --           --            --          --
Credit default swaps referencing indices.       2           264         4.9           (2)           25         4.8
                                             ----       -------                    -----       -------
  Subtotal...............................       2           264         4.9           (2)           25         4.8
                                             ----       -------                    -----       -------
    Total................................    $ 50       $ 6,230         3.5        $ (29)      $ 5,397         3.8
                                             ====       =======                    =====       =======

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


-----------

(1)The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's Investors Service ("Moody's"), S&P and Fitch Ratings. If no rating is available from a rating agency, then an internally developed rating is used.

(2)Assumes the value of the referenced credit obligations is zero.

(3)The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

  The Company has also entered into credit default swaps to purchase credit protection on certain of the referenced credit obligations in the table above. As a result, the maximum amounts of potential future recoveries available to offset the $6.2 billion and $5.4 billion from the table above were $120 million and $80 million at December 31, 2012 and 2011, respectively.

  Written credit default swaps held in relation to the trading portfolio amounted to $10 million in notional and $0 in fair value at December 31, 2012. Written credit default swaps held in relation to the trading portfolio amounted to $10 million in notional and ($1) million in fair value at December 31, 2011.

Credit Risk on Freestanding Derivatives

  The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting agreements and any collateral received pursuant to credit support annexes.

  The Company manages its credit risk related to OTC derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company's OTC derivative transactions are generally governed by ISDA Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set off receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC derivatives. Because exchange-traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivatives. See Note 10 for a description of the impact of credit risk on the valuation of derivatives.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The estimated fair value of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral were as follows at:

                                                                                December 31, 2012     December 31, 2011
                                                                              --------------------  --------------------
Derivatives Subject to a Master Netting Arrangement or a Similar Arrangement   Assets   Liabilities  Assets   Liabilities
----------------------------------------------------------------------------  --------  ----------- --------  -----------
                                                                                             (In millions)
     Gross estimated fair value of derivatives:
      Over-the-counter (1)................................................... $  6,556   $  2,408   $  7,023   $  1,762
      Exchange-traded........................................................       --         10          6          2
                                                                              --------   --------   --------   --------
        Total gross estimated fair value of derivatives (1)..................    6,556      2,418      7,029      1,764
     Amounts offset in the consolidated balance sheets.......................       --         --         --         --
                                                                              --------   --------   --------   --------
     Estimated fair value of derivatives presented in the consolidated
       balance sheets (1)....................................................    6,556      2,418      7,029      1,764
     Gross amounts not offset in the consolidated balance sheets:
      Gross estimated fair value of derivatives: (2)
        Over-the-counter.....................................................   (2,083)    (2,083)    (1,540)    (1,540)
        Exchange-traded......................................................       --         --         (2)        (2)
      Cash collateral: (3)
        Over-the-counter.....................................................   (3,425)        (1)    (4,410)        --
        Exchange-traded......................................................       --        (10)        --         --
      Securities collateral: (4)
        Over-the-counter.....................................................   (1,048)      (261)      (768)       (94)
        Exchange-traded......................................................       --         --         --         --
                                                                              --------   --------   --------   --------
     Net amount after application of master netting agreements and
       collateral............................................................ $     --   $     63   $    309   $    128
                                                                              ========   ========   ========   ========

-----------

(1)At December 31, 2012 and 2011, derivative assets include income or expense accruals reported in accrued investment income or in other liabilities of $138 million and $93 million, respectively, and derivative liabilities include income or expense accruals reported in accrued investment income or in other liabilities of $86 million and $52 million, respectively.

(2)Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

(3)Cash collateral received is included in cash and cash equivalents or in short-term investments, and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on exchange-traded derivatives and is included in premiums, reinsurance and other receivables in the consolidated balance sheets. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At
   December 31, 2012 and 2011, the Company received excess cash collateral of $0 and $0, respectively, and provided excess cash collateral of $25 million and $37 million, respectively, which is not included in the table above due to the foregoing limitation.

(4)Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the consolidated balance sheets. Subject to certain constraints, the Company is permitted by contract to sell

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

   or repledge this collateral, but at December 31, 2012, none of the collateral had been sold or repledged. Securities collateral pledged by the Company is reported in fixed maturity securities in the consolidated balance sheets. Subject to certain constraints, the counterparties are permitted by contract to sell or repledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At December 31, 2012 and 2011, the Company received excess securities collateral of $139 million and $0, respectively, and provided excess securities collateral of $0 and $0, respectively, for its OTC derivatives which are not included in the table above due to the foregoing limitation. At December 31, 2012 and 2011, the Company did not pledge any securities collateral for its exchange traded derivatives.

   The Company's collateral arrangements for its OTC derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the fair value of that counterparty's derivatives reaches a pre-determined threshold. Certain of these arrangements also include credit-contingent provisions that provide for a reduction of these thresholds (on a sliding scale that converges toward zero) in the event of downgrades in the credit ratings of the Company and/or the counterparty. In addition, certain of the Company's netting agreements for derivatives contain provisions that require both the Company and the counterparty to maintain a specific investment grade credit rating from each of Moody's and S&P. If a party's credit ratings were to fall below that specific investment grade credit rating, that party would be in violation of these provisions, and the other party to the derivatives could terminate the transactions and demand immediate settlement and payment based on such party's reasonable valuation of the derivatives.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


   The following table presents the estimated fair value of the Company's OTC derivatives that are in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that the Company would be required to provide if there was a one notch downgrade in the Company's credit rating at the reporting date or if the Company's credit rating sustained a downgrade to a level that triggered full overnight collateralization or termination of the derivative position at the reporting date. Derivatives that are not subject to collateral agreements are not included in the scope of this table.

                                                          Estimated Fair Value of Fair Value of Incremental Collateral
                                                          Collateral Provided:               Provided Upon:
                                                          ----------------------- ------------------------------------
                                                                                                 Downgrade in the
                                                                                  One Notch  Company's Credit Rating
                                                                                  Downgrade  to a Level that Triggers
                                         Estimated                                 in the         Full Overnight
                                       Fair Value of                              Company's    Collateralization or
                                     Derivatives in Net   Fixed Maturity           Credit          Termination
                                   Liability Position (1)   Securities     Cash    Rating   of the Derivative Position
                                   ---------------------- --------------   ----   --------- --------------------------
                                                                    (In millions)
December 31, 2012:
Derivatives subject to credit-
  contingent provisions...........         $ 263              $ 261        $ --     $ --               $  1
Derivatives not subject to credit-
  contingent provisions...........            --                 --           1       --                 --
                                           -----              -----         ----    ----               ----
 Total............................         $ 263              $ 261        $  1     $ --               $  1
                                           =====              =====         ====    ====               ====
December 31, 2011:
Derivatives subject to credit-
  contingent provisions...........         $ 151              $  94        $ --     $ 25               $ 64
Derivatives not subject to credit-
  contingent provisions...........            --                 --          --       --                 --
                                           -----              -----         ----    ----               ----
 Total............................         $ 151              $  94        $ --     $ 25               $ 64
                                           =====              =====         ====    ====               ====

-----------

(1)After taking into consideration the existence of netting agreements.

Embedded Derivatives

  The Company issues certain products or purchases certain investments that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts principally include: variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; affiliated ceded reinsurance of guaranteed minimum benefits related to GMWBs, GMABs and certain GMIBs; funds withheld on ceded reinsurance and affiliated funds withheld on ceded reinsurance; funding agreements with equity or bond indexed crediting rates; and certain debt and equity securities.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The following table presents the estimated fair value and balance sheet location of the Company's embedded derivatives that have been separated from their host contracts at:

                                                                                                          December 31,
                                                                                                        ----------------
                                                                     Balance Sheet Location               2012     2011
-                                                          -------------------------------------------- -------  -------
                                                                                                          (In millions)
Net embedded derivatives within asset host contracts:
  Ceded guaranteed minimum benefits....................... Premiums, reinsurance and other receivables. $ 1,362  $ 1,163
  Options embedded in debt or equity securities........... Investments.................................     (55)     (15)
                                                                                                        -------  -------
    Net embedded derivatives within asset host contracts...........................................     $ 1,307  $ 1,148
                                                                                                        =======  =======
Net embedded derivatives within liability host contracts:
  Direct guaranteed minimum benefits...................... PABs........................................ $   (92) $   307
  Funds withheld on ceded reinsurance..................... Other liabilities...........................   1,563    1,646
  Other................................................... PABs........................................      16       17
                                                                                                        -------  -------
    Net embedded derivatives within liabilityhost contracts........................................     $ 1,487  $ 1,970
                                                                                                        =======  =======

  The following table presents changes in estimated fair value related to embedded derivatives:

                                                 Years Ended December 31,
                                                 ---------------------
                                                   2012     2011    2010
         -                                       ------   ------  ------
                                                     (In millions)
         Net derivative gains (losses) (1), (2). $ 598    $ (462) $ (619)

-----------

(1)The valuation of direct guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment were ($71) million, $88 million and ($43) million for the years ended December 31, 2012, 2011 and 2010, respectively. In addition, the valuation of ceded guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment were $122 million, ($219) million and $82 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(2)See Note 6 for discussion of affiliated net derivative gains (losses) included in the table above.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


10. Fair Value

   When developing estimated fair values, the Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1  Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2  Quoted prices in markets that are not active or inputs that are observable either directly or indirectly.
         These inputs can include quoted prices for similar assets or liabilities other than quoted prices in
         Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3  Unobservable inputs that are supported by little or no market activity and are significant to the determination of estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

  Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

  Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


Recurring Fair Value Measurements

   The assets and liabilities measured at estimated fair value on a recurring basis, including those items for which the Company has elected the FVO, were determined as described below. These estimated fair values and their corresponding placement in the fair value hierarchy are summarized as follows:

                                                                           December 31, 2012
                                                              -------------------------------------------
                                                                 Fair Value Hierarchy
                                                              ---------------------------
                                                                                          Total Estimated
                                                              Level 1   Level 2  Level 3    Fair Value
                                                              -------- --------- -------- ---------------
                                                                             (In millions)
Assets:
Fixed maturity securities:
  U.S. corporate............................................. $     -- $  61,540 $  5,460    $  67,000
  U.S. Treasury and agency...................................   17,653    14,927       71       32,651
  Foreign corporate..........................................       --    27,180    3,054       30,234
  RMBS.......................................................       --    23,323    1,702       25,025
  CMBS.......................................................       --     9,384      402        9,786
  ABS........................................................       --     6,202    1,923        8,125
  State and political subdivision............................       --     6,720       --        6,720
  Foreign government.........................................       --     3,853      282        4,135
                                                              -------- --------- --------    ---------
   Total fixed maturity securities...........................   17,653   153,129   12,894      183,676
                                                              -------- --------- --------    ---------
Equity securities:
  Common stock...............................................      189       792       60        1,041
  Non-redeemable preferred stock.............................       --       177      281          458
                                                              -------- --------- --------    ---------
   Total equity securities...................................      189       969      341        1,499
                                                              -------- --------- --------    ---------
Trading and FVO securities:
  Actively Traded Securities.................................        7       646        6          659
  FVO general account securities.............................       --        26       26           52
  FVO securities held by CSEs................................       --        41       --           41
                                                              -------- --------- --------    ---------
   Total trading and FVO securities..........................        7       713       32          752
                                                              -------- --------- --------    ---------
Short-term investments (1)...................................    2,565     3,936      252        6,753
Derivative assets: (2)
  Interest rate..............................................       --     5,613       58        5,671
  Foreign currency exchange rate.............................       --       646       38          684
  Credit.....................................................       --        29       33           62
  Equity market..............................................       --         1       --            1
                                                              -------- --------- --------    ---------
   Total derivative assets...................................       --     6,289      129        6,418
                                                              -------- --------- --------    ---------
Net embedded derivatives within asset host contracts (3).....       --        --    1,362        1,362
Separate account assets (4)..................................   24,237    95,794      940      120,971
                                                              -------- --------- --------    ---------
   Total assets.............................................. $ 44,651 $ 260,830 $ 15,950    $ 321,431
                                                              ======== ========= ========    =========
Liabilities:
Derivative liabilities: (2)
  Interest rate.............................................. $     10 $   1,428 $     --    $   1,438
  Foreign currency exchange rate.............................       --       874        1          875
  Credit.....................................................       --        19       --           19
  Equity market..............................................       --        --       --           --
                                                              -------- --------- --------    ---------
   Total derivative liabilities..............................       10     2,321        1        2,332
                                                              -------- --------- --------    ---------
Net embedded derivatives within liability host contracts (3).       --        16    1,471        1,487
Long-term debt of CSEs.......................................       --        --       44           44
Trading liabilities (5)......................................      163        --       --          163
                                                              -------- --------- --------    ---------
   Total liabilities......................................... $    173 $   2,337 $  1,516    $   4,026
                                                              ======== ========= ========    =========

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


                                                                           December 31, 2011
                                                              -------------------------------------------
                                                                 Fair Value Hierarchy
                                                              ---------------------------
                                                                                          Total Estimated
                                                              Level 1   Level 2  Level 3    Fair Value
                                                              -------- --------- -------- ---------------
                                                                             (In millions)
Assets:
Fixed maturity securities:
  U.S. corporate............................................. $     -- $  56,777 $  4,919    $  61,696
  U.S. Treasury and agency...................................   11,450    14,369       25       25,844
  Foreign corporate..........................................       --    26,888    2,258       29,146
  RMBS.......................................................       --    25,028      691       25,719
  CMBS.......................................................       --     8,886      219        9,105
  ABS........................................................       --     5,440    1,146        6,586
  State and political subdivision............................       --     6,182       --        6,182
  Foreign government.........................................       --     3,609      291        3,900
                                                              -------- --------- --------    ---------
   Total fixed maturity securities...........................   11,450   147,179    9,549      168,178
                                                              -------- --------- --------    ---------
Equity securities:
  Common stock...............................................       79       673      104          856
  Non-redeemable preferred stock.............................       --       129      293          422
                                                              -------- --------- --------    ---------
   Total equity securities...................................       79       802      397        1,278
                                                              -------- --------- --------    ---------
Trading and FVO securities:
  Actively Traded Securities.................................       --       473       --          473
  FVO general account securities.............................       --        93       14          107
  FVO securities held by CSEs................................       --       117       --          117
                                                              -------- --------- --------    ---------
   Total trading and FVO securities..........................       --       683       14          697
                                                              -------- --------- --------    ---------
Short-term investments (1)...................................    1,641     4,364      134        6,139
Derivative assets: (2)
  Interest rate..............................................        6     5,807       81        5,894
  Foreign currency exchange rate.............................       --       892       56          948
  Credit.....................................................       --        71       23           94
  Equity market..............................................       --        --       --           --
                                                              -------- --------- --------    ---------
   Total derivative assets...................................        6     6,770      160        6,936
                                                              -------- --------- --------    ---------
Net embedded derivatives within asset host contracts (3).....       --        --    1,163        1,163
Separate account assets (4)..................................   22,445    83,151    1,082      106,678
                                                              -------- --------- --------    ---------
     Total assets............................................ $ 35,621 $ 242,949 $ 12,499    $ 291,069
                                                              ======== ========= ========    =========
Liabilities:
Derivative liabilities: (2)
  Interest rate.............................................. $      2 $     966 $     14    $     982
  Foreign currency exchange rate.............................       --       649       --          649
  Credit.....................................................       --        59       22           81
  Equity market..............................................       --        --       --           --
                                                              -------- --------- --------    ---------
   Total derivative liabilities..............................        2     1,674       36        1,712
                                                              -------- --------- --------    ---------
Net embedded derivatives within liability host contracts (3).       --        17    1,953        1,970
Long-term debt of CSEs.......................................       --        --      116          116
Trading liabilities (5)......................................      124         3       --          127
                                                              -------- --------- --------    ---------
   Total liabilities......................................... $    126 $   1,694 $  2,105    $   3,925
                                                              ======== ========= ========    =========

-----------

(1)Short-term investments as presented in the tables above differ from the amounts presented in the consolidated balance sheets because certain short-term investments are not measured at estimated fair value on a recurring basis.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


(2)Derivative assets are presented within other invested assets in the consolidated balance sheets and derivative liabilities are presented within other liabilities in the consolidated balance sheets. The amounts are presented gross in the tables above to reflect the presentation in the consolidated balance sheets, but are presented net for purposes of the rollforward in the Fair Value Measurements Using Significant Unobservable Inputs (Level 3) tables.

(3)Net embedded derivatives within asset host contracts are presented within premiums, reinsurance and other receivables in the consolidated balance sheets. Net embedded derivatives within liability host contracts are presented within PABs and other liabilities in the consolidated balance sheets. At December 31, 2012, fixed maturity securities and equity securities included embedded derivatives of $0 and ($55) million, respectively. At December 31, 2011, fixed maturity securities and equity securities included embedded derivatives of less than $1 million and ($15) million, respectively.

(4)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

(5)Trading liabilities are presented within other liabilities in the consolidated balance sheets.

   The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

Investments

 Valuation Controls and Procedures

  On behalf of the Company and MetLife, Inc.'s Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management provides oversight of control systems and valuation policies for securities, mortgage loans and derivatives. On a monthly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third party pricing providers and the controls and procedures to evaluate third party pricing. Periodically, the Chief Accounting Officer reports to the Audit Committee of MetLife, Inc.'s Board of Directors regarding compliance with fair value accounting standards.

  The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by reviewing such pricing with the Company's knowledge of the current market dynamics and current pricing for similar financial instruments. While independent non-binding broker quotations are utilized, they are not used for a significant portion of the portfolio. For example, fixed maturity securities priced using independent non-binding broker quotations represent 0.5% of the total estimated fair value of fixed maturity securities and 7% of the total estimated fair value of Level 3 fixed maturity securities.

  The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

 Securities, Short-term Investments, Long-term Debt of CSEs and Trading Liabilities

  When available, the estimated fair value of these investments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

  When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

  The estimated fair value of FVO securities held by CSEs, long-term debt of CSEs and trading liabilities is determined on a basis consistent with the methodologies described herein for securities. The Company consolidates certain securitization entities that hold securities that have been accounted for under the FVO and classified within trading and FVO securities.

  Level 2 Valuation Techniques and Key Inputs

    This level includes fixed maturity securities and equity securities priced principally by independent pricing services using observable inputs. Trading and FVO securities and short-term investments within this level are of a similar nature and class to the Level 2 fixed maturity securities and equity securities.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


   U.S. corporate and foreign corporate securities

     These securities are principally valued using the market and income approaches. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques that use standard market observable inputs such as benchmark yields, spreads off benchmark yields, new issuances, issuer rating, duration, and trades of identical or comparable securities. Investment grade privately placed securities are valued using discounted cash flow methodologies using standard market observable inputs, and inputs derived from, or corroborated by, market observable data including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately traded issues that incorporate the credit quality and industry sector of the issuer. This level also includes certain below investment grade privately placed fixed maturity securities priced by independent pricing services that use observable inputs.

   U.S. Treasury and agency securities

     These securities are principally valued using the market approach. Valuation is based primarily on quoted prices in markets that are not active or using matrix pricing or other similar techniques using standard market observable inputs such as benchmark U.S. Treasury yield curve, the spread off the U.S. Treasury yield curve for the identical security and comparable securities that are actively traded.

   Structured securities comprised of RMBS, CMBS and ABS

     These securities are principally valued using the market and income approaches. Valuation is based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using standard market inputs including spreads for actively traded securities, spreads off benchmark yields, expected prepayment speeds and volumes, current and forecasted loss severity, rating, weighted average coupon, weighted average maturity, average delinquency rates, geographic region, debt-service coverage ratios and issuance-specific information, including, but not limited to: collateral type, payment terms of the underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

   State and political subdivision and foreign government securities

     These securities are principally valued using the market approach. Valuation is based primarily on matrix pricing or other similar techniques using standard market observable inputs including benchmark U.S. Treasury yield or other yields, issuer ratings, broker-dealer quotes, issuer spreads and reported trades of similar securities, including those within the same sub-sector or with a similar maturity or credit rating.

   Common and non-redeemable preferred stock

     These securities are principally valued using the market approach where market quotes are available but are not considered actively traded. Valuation is based principally on observable inputs including quoted prices in markets that are not considered active.

  Level 3 Valuation Techniques and Key Inputs:

    In general, fixed maturity securities and equity securities classified within Level 3 use many of the same valuation techniques and inputs as described in the Level 2 Valuation Techniques and Key Inputs. However, if

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

  key inputs are unobservable, or if the investments are less liquid and there is very limited trading activity, the investments are generally classified as Level 3. The use of independent non-binding broker quotations to value investments generally indicates there is a lack of liquidity or a lack of transparency in the process to develop the valuation estimates, generally causing these investments to be classified in Level 3.

    Trading and FVO securities and short-term investments within this level are of a similar nature and class to the Level 3 securities described below; accordingly, the valuation techniques and significant market standard observable inputs used in their valuation are also similar to those described below.

   U.S. corporate and foreign corporate securities

     These securities, including financial services industry hybrid securities classified within fixed maturity securities, are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques that utilize unobservable inputs or inputs that cannot be derived principally from, or corroborated by, observable market data, including illiquidity premium, delta spread adjustments or spreads over below investment grade curves to reflect industry trends or specific credit-related issues; and inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain valuations are based on independent non-binding broker quotations.

   Structured securities comprised of RMBS, CMBS and ABS

     These securities are principally valued using the market and income approaches. Valuation is based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques that utilize inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data, including spreads over below investment grade curves to reflect industry trends on specific credit-related issues. Below investment grade securities, alternative residential mortgage loan RMBS and sub-prime RMBS included in this level are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain of these valuations are based on independent non-binding broker quotations.

   Foreign government securities

     These securities are principally valued using the market approach. Valuation is based primarily on independent non-binding broker quotations and inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2.

   Common and non-redeemable preferred stock

     These securities, including privately held securities and financial services industry hybrid securities classified within equity securities, are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using inputs such as comparable credit rating and issuance structure. Certain of these securities are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2 and independent non-binding broker quotations.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


Separate Account Assets

  Separate account assets are carried at estimated fair value and reported as a summarized total on the consolidated balance sheets. The estimated fair value of separate account assets is based on the estimated fair value of the underlying assets. Assets within the Company's separate accounts include: mutual funds, fixed maturity securities, equity securities, derivatives, hedge funds, other limited partnership interests, short-term investments and cash and cash equivalents.

   Level 2 Valuation Techniques and Key Inputs:

     These assets are comprised of investments that are similar in nature to the instruments described under "--Securities, Short-term Investments, Long-term Debt of CSEs and Trading Liabilities" and "--Derivatives -- Freestanding Derivatives." Also included are certain mutual funds and hedge funds without readily determinable fair values as prices are not published publicly. Valuation of the mutual funds and hedge funds is based upon quoted prices or reported NAVs provided by the fund managers.

   Level 3 Valuation Techniques and Key Inputs:

     These assets are comprised of investments that are similar in nature to the instruments described under "--Securities, Short-term Investments, Long-term Debt of CSEs and Trading Liabilities" and "--Derivatives -- Freestanding Derivatives." Separate account assets within this level also include other limited partnership interests. Other limited partnership interests are valued giving consideration to the value of the underlying holdings of the partnerships and by applying a premium or discount, if appropriate, for factors such as liquidity, bid/ask spreads, the performance record of the fund manager or other relevant variables which may impact the exit value of the particular partnership interest.

  Derivatives

  The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives, or through the use of pricing models for OTC derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

  The significant inputs to the pricing models for most OTC derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain OTC derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant inputs that are unobservable generally include references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its derivatives using the standard swap curve which includes a spread to the risk free rate. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

  Most inputs for OTC derivatives are mid-market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

  Freestanding Derivatives

   Level 2 Valuation Techniques and Key Inputs:

     This level includes all types of derivatives utilized by the Company with the exception of exchange-traded derivatives included within Level 1 and those derivatives with unobservable inputs as described in Level 3. These derivatives are principally valued using the income approach.

    Interest rate

     Non-option-based. -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and London Interbank Offered Rate ("LIBOR") basis curves.

     Option-based. -- Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, LIBOR basis curves and interest rate volatility.

    Foreign currency exchange rate

     Non-option-based. -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, LIBOR basis curves, currency spot rates and cross currency basis curves.

    Credit

     Non-option-based. -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, credit curves and recovery rates.

    Equity market

     Option-based. -- Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, spot equity index levels, dividend yield curves and equity volatility.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


   Level 3 Valuation Techniques and Key Inputs:

     These derivatives are principally valued using the income approach. Valuations of non-option-based derivatives utilize present value techniques, whereas valuations of option-based derivatives utilize option pricing models. These valuation methodologies generally use the same inputs as described in the corresponding sections above for Level 2 measurements of derivatives. However, these derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data.

    Interest rate

     Non-option-based. -- Significant unobservable inputs may include the extrapolation beyond observable limits of the swap yield curve and LIBOR basis curves.

    Foreign currency exchange rate

     Non-option-based. -- Significant unobservable inputs may include the extrapolation beyond observable limits of the swap yield curve, LIBOR basis curves, cross currency basis curves and currency correlation.

    Credit

     Non-option-based. -- Significant unobservable inputs may include credit spreads, repurchase rates and the extrapolation beyond observable limits of the swap yield curve and credit curves. Certain of these derivatives are valued based on independent non-binding broker quotations.

 Embedded Derivatives

  Embedded derivatives principally include certain direct variable annuity guarantees, certain affiliated ceded reinsurance agreements related to such variable annuity guarantees, equity or bond indexed crediting rates within certain funding agreements and those related to ceded funds withheld on reinsurance. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

  The Company issues certain variable annuity products with guaranteed minimum benefits. GMWBs, GMABs and certain GMIBs are embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net derivative gains (losses). These embedded derivatives are classified within PABs in the consolidated balance sheets.

  The fair value of these embedded derivatives, estimated as the present value of projected future benefits minus the present value of projected future fees using actuarial and capital market assumptions including expectations concerning policyholder behavior, is calculated by the Company's actuarial department. The calculation is based on in-force business, and is performed using standard actuarial valuation software which projects future cash flows from the embedded derivative over multiple risk neutral stochastic scenarios using observable risk free rates.

  Capital market assumptions, such as risk free rates and implied volatilities, are based on market prices for publicly traded instruments to the extent that prices for such instruments are observable. Implied volatilities beyond the observable period are extrapolated based on observable implied volatilities and historical volatilities. Actuarial assumptions, including mortality, lapse, withdrawal and utilization, are unobservable and are reviewed at least annually based on actuarial studies of historical experience.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The valuation of these guarantee liabilities includes nonperformance risk adjustments and adjustments for a risk margin related to non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife, Inc.'s debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife, Inc.

  Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

  The Company ceded the risk associated with certain of the GMIBs, GMABs and GMWBs previously described. In addition to ceding risks associated with guarantees that are accounted for as embedded derivatives, the Company also ceded directly written GMIBs that are accounted for as insurance (i.e., not as embedded derivatives) but where the reinsurance agreement contains an embedded derivative. These embedded derivatives are included within premiums, reinsurance and other receivables in the consolidated balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously for the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

  The estimated fair value of the embedded derivatives within funds withheld related to certain ceded reinsurance is determined based on the change in estimated fair value of the underlying assets held by the Company in a reference portfolio backing the funds withheld liability. The estimated fair value of the underlying assets is determined as previously described in "-- Investments -- Securities, Short-term Investments, Long-term Debt of CSEs and Trading Liabilities." The estimated fair value of these embedded derivatives is included, along with their funds withheld hosts, in other liabilities in the consolidated balance sheets with changes in estimated fair value recorded in net derivative gains (losses). Changes in the credit spreads on the underlying assets, interest rates and market volatility may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

  The estimated fair value of the embedded equity and bond indexed derivatives contained in certain funding agreements is determined using market standard swap valuation models and observable market inputs, including a nonperformance risk adjustment. The estimated fair value of these embedded derivatives are included, along with their funding agreements host, within PABs with changes in estimated fair value recorded in net derivative gains (losses). Changes in equity and bond indices, interest rates and the Company's credit standing may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


   Embedded Derivatives Within Asset and Liability Host Contracts

    Level 3 Valuation Techniques and Key Inputs:

      Direct Guaranteed Minimum Benefits

         These embedded derivatives are principally valued using the income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

      Reinsurance Ceded on Certain Guaranteed Minimum Benefits

         These embedded derivatives are principally valued using the income approach. The valuation techniques and significant market standard unobservable inputs used in their valuation are similar to those described above in "-- Direct Guaranteed Minimum Benefits" and also include counterparty credit spreads.

      Embedded Derivatives Within Funds Withheld Related to Certain Ceded Reinsurance

         These embedded derivatives are principally valued using the income approach. The valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and the fair value of assets within the reference portfolio. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include the fair value of certain assets within the reference portfolio which are not observable in the market and cannot be derived principally from, or corroborated by, observable market data.

Transfers between Levels

  Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

 Transfers between Levels 1 and 2:

  During 2012, there were no transfers between Levels 1 and 2 for assets and liabilities measured at estimated fair value and still held at December 31, 2012. During 2011, transfers between Levels 1 and 2 were not significant for assets and liabilities measured at estimated fair value and still held at December 31, 2011.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


 Transfers into or out of Level 3:

  Transfers into or out of Level 3 are presented in the tables which follow. Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

  Transfers into Level 3 for fixed maturity securities and separate account assets were due primarily to a lack of trading activity, decreased liquidity and credit ratings downgrades (e.g., from investment grade to below investment grade) which have resulted in decreased transparency of valuations and an increased use of independent non-binding broker quotations and unobservable inputs, such as illiquidity premiums, delta spread adjustments, or spreads from below investment grade curves.

  Transfers out of Level 3 for fixed maturity securities and separate account assets resulted primarily from increased transparency of both new issuances that, subsequent to issuance and establishment of trading activity, became priced by independent pricing services and existing issuances that, over time, the Company was able to obtain pricing from, or corroborate pricing received from, independent pricing services with observable inputs or increases in market activity and upgraded credit ratings.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

  The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at December 31, 2012.



                                               Valuation                    Significant
                                               Techniques               Unobservable Inputs              Range
                                       --------------------------- ------------------------------- -----------------
Fixed maturity securities: (3)
 U.S. corporate and foreign corporate  Matrix pricing              Delta spread adjustments (4)      (50)   --   500
                                                                   Illiquidity premium (4)            30    --    30
                                                                   Credit spreads (4)              (1,416)  --   830
                                                                   Offered quotes (5)                 --    --   178
                                       Consensus pricing           Offered quotes (5)                 35    --   105
                                       -------------------------------------------------------------------------------
 RMBS                                  Matrix pricing and
                                        discounted cash flow       Credit spreads (4)                 9     --  2,980
                                       Market pricing              Quoted prices (5)                  13    --   100
                                       Consensus pricing           Offered quotes (5)                 28    --   100
                                       -------------------------------------------------------------------------------
 CMBS                                  Matrix pricing and
                                        discounted cash flow       Credit spreads (4)                 35    --  4,750
                                       Market pricing              Quoted prices (5)                 100    --   104
                                       Consensus pricing           Offered quotes (5)
                                       -------------------------------------------------------------------------------
 ABS                                   Matrix pricing and
                                        discounted cash flow       Credit spreads (4)                 --    --  1,829
                                       Market pricing              Quoted prices (5)                  40    --   102
                                       Consensus pricing           Offered quotes (5)                 --    --   111
                                       -------------------------------------------------------------------------------
 Foreign government                    Matrix pricing              Credit spreads (4)                111    --   111
                                       Market pricing              Quoted prices (5)                  77    --   101
                                       Consensus pricing           Offered quotes (5)                 82    --   158
                                       -------------------------------------------------------------------------------
Derivatives:
 Interest rate                         Present value techniques    Swap yield (7)                    186    --   332
                                       -------------------------------------------------------------------------------
 Foreign currency exchange rate        Present value techniques    Swap yield (7)                    647    --   795
                                                                   Correlation (8)                   43%    --   57%
                                       -------------------------------------------------------------------------------
 Credit                                Present value techniques    Credit spreads (9)                100    --   100
                                       Consensus pricing           Offered quotes (10)
                                       -------------------------------------------------------------------------------
Embedded derivatives:
 Direct and ceded guaranteed           Option pricing              Mortality rates:
   minimum benefits                     techniques                   Ages 0 - 40                      0%    --  0.10%
                                                                     Ages 41 - 60                   0.05%   --  0.64%
                                                                     Ages 61 - 115                  0.32%   --   100%
                                                                   Lapse rates:
                                                                     Durations 1 - 10               0.50%   --   100%
                                                                     Durations 11 - 20                3%    --   100%
                                                                     Durations 21 - 116               3%    --   100%
                                                                   Utilization rates                 20%    --   50%
                                                                   Withdrawal rates                 0.07%   --   10%
                                                                   Long-term equity
                                                                    volatilities                    17.40%  --   25%
                                                                   Nonperformance risk
                                                                    spread                          0.10%   --  0.67%
                                       -------------------------------------------------------------------------------

                                                       Impact of
                                                   Increase in Input
                                        Weighted     on Estimated
                                       Average (1)  Fair Value (2)
                                       ----------- -----------------
Fixed maturity securities: (3)
 U.S. corporate and foreign corporate      84          Decrease
                                           30          Decrease
                                           285         Decrease
                                           139         Increase
                                           91          Increase
                                       -----------------------------
 RMBS
                                           541       Decrease (6)
                                           99        Increase (6)
                                           75        Increase (6)
                                       -----------------------------
 CMBS
                                           486       Decrease (6)
                                           102       Increase (6)
                                                     Increase (6)
                                       -----------------------------
 ABS
                                           105       Decrease (6)
                                           99        Increase (6)
                                           97        Increase (6)
                                       -----------------------------
 Foreign government                        111         Decrease
                                           87          Increase
                                           130         Increase
                                       -----------------------------
Derivatives:
 Interest rate                                       Increase (11)
                                       -----------------------------
 Foreign currency exchange rate                      Increase (11)

                                       -----------------------------
 Credit                                              Decrease (9)

                                       -----------------------------
Embedded derivatives:
 Direct and ceded guaranteed
   minimum benefits                                  Decrease (12)
                                                     Decrease (12)
                                                     Decrease (12)

                                                     Decrease (13)
                                                     Decrease (13)
                                                     Decrease (13)
                                                     Increase (14)
                                                         (15)

                                                     Increase (16)

                                                     Decrease (17)
                                       -----------------------------

-----------

(1)The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


(2)The impact of a decrease in input would have the opposite impact on the estimated fair value.

(3)Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

(4)Range and, if applicable, weighted average are presented in basis points.

(5)Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(6)Changes in the assumptions used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

(7)Ranges represent the rates across different yield curves and are presented in basis points. The swap yield curve is utilized among different types of derivatives to project cash flows, as well as to discount future cash flows to present value. Since this valuation methodology uses a range of inputs across a yield curve to value the derivative, presenting a range is more representative of the unobservable input used in the valuation.

(8)Ranges represent the different correlation factors utilized as components within the valuation methodology. Presenting a range of correlation factors is more representative of the unobservable input used in the valuation. Increases (decreases) in correlation in isolation will increase (decrease) the significance of the change in valuations.

(9)Represents the risk quoted in basis points of a credit default event on the underlying instrument. The range being provided is a single quoted spread in the valuation model. Credit derivatives with significant unobservable inputs are primarily comprised of written credit default swaps.

(10)At December 31, 2012, independent non-binding broker quotations were used in the determination of less than 1% of the total net derivative estimated fair value.

(11)Changes are based on long U.S. dollar net asset positions and will be inversely impacted for short U.S. dollar net asset positions.

(12)Mortality rates vary by age and by demographic characteristics such as gender. Mortality rate assumptions are based on company experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(13)Base lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, as well as other factors, such as the applicability of any surrender charges. A dynamic lapse function reduces the base lapse rate when the guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. Lapse rates are also generally assumed to be lower in periods when a surrender charge applies. For any given contract, lapse rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(14)The utilization rate assumption estimates the percentage of contract holders with a GMIB or lifetime withdrawal benefit who will elect to utilize the benefit upon becoming eligible. The rates may vary by the

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

   type of guarantee, the amount by which the guaranteed amount is greater than the account value, the contract's withdrawal history and by the age of the policyholder. For any given contract, utilization rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(15)The withdrawal rate represents the percentage of account balance that any given policyholder will elect to withdraw from the contract each year. The withdrawal rate assumption varies by age and duration of the contract, and also by other factors such as benefit type. For any given contract, withdrawal rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative. For GMWBs, any increase (decrease) in withdrawal rates results in an increase (decrease) in the estimated fair value of the guarantees. For GMABs and GMIBs, any increase (decrease) in withdrawal rates results in a decrease (increase) in the estimated fair value.

(16)Long-term equity volatilities represent equity volatility beyond the period for which observable equity volatilities are available. For any given contract, long-term equity volatility rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(17)Nonperformance risk spread varies by duration and by currency. For any given contract, multiple nonperformance risk spreads will apply, depending on the duration of the cash flow being discounted for purposes of valuing the embedded derivative.

  The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement for other assets and liabilities classified within Level 3. These assets and liabilities are subject to the controls described under "--Investments - Valuation Controls and Procedures." Generally, all other classes of securities including those within separate account assets and embedded derivatives within funds withheld related to certain ceded reinsurance use the same valuation techniques and significant unobservable inputs as previously described for Level 3 fixed maturity securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The long-term debt of CSEs is valued using independent non-binding broker quotations and internal models including matrix pricing and discounted cash flow methodologies using current interest rates. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these assets and liabilities is similar in nature to that described in the preceding table. The valuation techniques and significant unobservable inputs used in the fair value measurement for the more significant assets measured at estimated fair value on a nonrecurring basis and determined using significant unobservable inputs (Level 3) are summarized in "--Nonrecurring Fair Value Measurements" and Note 11.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3), including realized and unrealized gains (losses) of all assets and (liabilities) and realized and unrealized gains (losses) of all assets and (liabilities) still held at the end of the respective periods:

                                          Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                      ------------------------------------------------------------------------------
                                                                Fixed Maturity Securities:
                                      ------------------------------------------------------------------------------
                                                   U.S.                                         State and
                                        U.S.     Treasury   Foreign                             Political   Foreign
                                      Corporate and Agency Corporate   RMBS    CMBS     ABS    Subdivision Government
                                      --------- ---------- --------- -------  ------  -------  ----------- ----------
                                                                       (In millions)
Year Ended December 31, 2012:
Balance, January 1,..................  $ 4,919     $ 25     $ 2,258  $   691  $  219  $ 1,146     $ --       $ 291
Total realized/unrealized gains
  (losses) included in:
  Net income (loss): (1), (2)
   Net investment income.............        7       --           6       27      --        1       --           5
   Net investment gains (losses).....       (2)      --         (52)      (5)     (7)      (1)      --          (5)
   Net derivative gains (losses).....       --       --          --       --      --       --       --          --
  Other comprehensive income
   (loss)............................      173       --         142      220      (3)      (3)      --          19
Purchases (3)........................    1,282       47       1,213      892     268      953       --           2
Sales (3)............................     (848)      (1)       (489)    (242)   (167)    (157)      --         (55)
Issuances (3)........................       --       --          --       --      --       --       --          --
Settlements (3)......................       --       --          --       --      --       --       --          --
Transfers into Level 3 (4)...........      559       --          99      131     104        4       --          25
Transfers out of Level 3 (4).........     (630)      --        (123)     (12)    (12)     (20)      --          --
                                       -------     ----     -------  -------  ------  -------     ----       -----
Balance, December 31,................  $ 5,460     $ 71     $ 3,054  $ 1,702  $  402  $ 1,923     $ --       $ 282
                                       =======     ====     =======  =======  ======  =======     ====       =====
Changes in unrealized gains (losses)
 included in net income (loss): (5)
   Net investment income.............  $     4     $ --     $     5  $    27  $   --  $     1     $ --       $   5
   Net investment gains (losses).....  $    (3)    $ --     $   (13) $    (2) $   --  $    --     $ --       $  --
   Net derivative gains (losses).....  $    --     $ --     $    --  $    --  $   --  $    --     $ --       $  --

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


                                      Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                      ----------------------------------------------------------------------
                                      Equity Securities:    Trading and FVO Securities:
                                      --------------------  ------------------------
                                                  Non-                         FVO
                                               redeemable    Actively        General                  Separate
                                      Common   Preferred      Traded         Account    Short-term    Account
                                      Stock      Stock      Securities      Securities  Investments  Assets (6)
                                      ------   ----------   ----------      ----------  -----------  ----------
                                                              (In millions)
Year Ended December 31, 2012:
Balance, January 1,.................. $ 104      $ 293         $ --            $ 14       $  134      $ 1,082
Total realized/unrealized gains
  (losses) included in:
  Net income (loss): (1), (2)
   Net investment income.............    --         --           --              12           --           --
   Net investment gains (losses).....     7         (1)          --              --           --           84
   Net derivative gains (losses).....    --         --           --              --           --           --
  Other comprehensive income (loss)..    (7)        16           --              --          (19)          --
Purchases (3)........................    10          5            6              --          246          171
Sales (3)............................   (24)       (32)          --              --         (106)        (379)
Issuances (3)........................    --         --           --              --           --            2
Settlements (3)......................    --         --           --              --           --           (1)
Transfers into Level 3 (4)...........     1         --           --              --            5           24
Transfers out of Level 3 (4).........   (31)        --           --              --           (8)         (43)
                                      -----      -----         ----            ----       ------      -------
Balance, December 31,................ $  60      $ 281         $  6            $ 26       $  252      $   940
                                      =====      =====         ====            ====       ======      =======
Changes in unrealized gains (losses)
 included in net income (loss): (5)
   Net investment income............. $  --      $  --         $ --            $ 12       $   --      $    --
   Net investment gains (losses)..... $  (4)     $  --         $ --            $ --       $   --      $    --
   Net derivative gains (losses)..... $  --      $  --         $ --            $ --       $   --      $    --

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


                                      Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                      ----------------------------------------------------------------------
                                           Net Derivatives: (7)
                                      ---------------------------------------
                                                 Foreign
                                                 Currency                           Net
                                      Interest   Exchange            Equity      Embedded        Long-term
                                        Rate       Rate     Credit   Market   Derivatives (8)   Debt of CSEs
                                      --------   --------   ------   ------   ---------------   ------------
                                                             (In millions)
Year Ended December 31, 2012:
Balance, January 1,..................  $  67      $  56      $  1     $ --        $ (790)          $ (116)
Total realized/unrealized gains
  (losses) included in:
  Net income (loss): (1), (2)
   Net investment income.............     --         --        --       --            --               --
   Net investment gains (losses).....     --         --        --       --            --               (7)
   Net derivative gains (losses).....     17        (19)       38       --           629               --
  Other comprehensive income (loss)..     (1)        --        --       --            --               --
Purchases (3)........................     --         --        --       --            --               --
Sales (3)............................     --         --        --       --            --               --
Issuances (3)........................     --         --        (3)      --            --               --
Settlements (3)......................    (25)        --        (3)      --            52               79
Transfers into Level 3 (4)...........     --         --        --       --            --               --
Transfers out of Level 3 (4).........     --         --        --       --            --               --
                                       -----      -----      ----     ----        ------           ------
Balance, December 31,................  $  58      $  37      $ 33     $ --        $ (109)          $  (44)
                                       =====      =====      ====     ====        ======           ======
Changes in unrealized gains (losses)
 included in net income (loss): (5)
   Net investment income.............  $  --      $  --      $ --     $ --        $   --           $   --
   Net investment gains (losses).....  $  --      $  --      $ --     $ --        $   --           $   (7)
   Net derivative gains (losses).....  $  --      $ (19)     $ 36     $ --        $  636           $   --

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


                                          Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                      ------------------------------------------------------------------------------
                                                                Fixed Maturity Securities:
                                      ------------------------------------------------------------------------------
                                                   U.S.                                         State and
                                        U.S.     Treasury   Foreign                             Political   Foreign
                                      Corporate and Agency Corporate   RMBS     CMBS    ABS    Subdivision Government
                                      --------- ---------- --------- --------  -----  -------  ----------- ----------
                                                                       (In millions)
Year Ended December 31, 2011:
Balance, January 1,..................  $ 5,063    $  44    $  2,796  $  1,985  $ 161  $ 1,514     $  1       $ 171
Total realized/unrealized gains
  (losses) included in:
  Net income (loss): (1), (2)
   Net investment income.............        4       --           7        10     --        2       --           6
   Net investment gains (losses).....      (15)      --          16       (10)    (1)     (12)      --          --
   Net derivative gains (losses).....       --       --          --        --     --       --       --          --
  Other comprehensive income (loss)..      258        2         (24)      (52)    28       42       --          17
Purchases (3)........................      789       --         915        78    106      670       --         118
Sales (3)............................     (653)      (1)     (1,129)     (127)   (86)    (370)      --         (21)
Issuances (3)........................       --       --          --        --     --       --       --          --
Settlements (3)......................       --       --          --        --     --       --       --          --
Transfers into Level 3 (4)...........      122       --         155        --     11       11       --          --
Transfers out of Level 3 (4).........     (649)     (20)       (478)   (1,193)    --     (711)      (1)         --
                                       -------    -----    --------  --------  -----  -------     ----       -----
Balance, December 31,................  $ 4,919    $  25    $  2,258  $    691  $ 219  $ 1,146     $ --       $ 291
                                       =======    =====    ========  ========  =====  =======     ====       =====
Changes in unrealized gains (losses)
 included in net income (loss): (5)
   Net investment income.............  $     4    $  --    $      5  $     11  $  --  $     2     $ --       $   5
   Net investment gains (losses).....  $   (27)   $  --    $    (22) $    (10) $  --  $    (9)    $ --       $  --
   Net derivative gains (losses).....  $    --    $  --    $     --  $     --  $  --  $    --     $ --       $  --

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


                                      Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                      ----------------------------------------------------------------------
                                      Equity Securities:    Trading and FVO Securities:
                                      --------------------  -----------------------
                                                  Non-                         FVO
                                               redeemable    Actively        General                  Separate
                                      Common   Preferred      Traded         Account    Short-term    Account
                                      Stock      Stock      Securities      Securities  Investments  Assets (6)
                                      ------   ----------   ----------      ----------  -----------  ----------
                                                              (In millions)
Year Ended December 31, 2011:
Balance, January 1,.................. $  79      $  633        $ 10           $  50       $  379      $ 1,509
Total realized/unrealized gains
  (losses) included in:
  Net income (loss): (1), (2)
   Net investment income.............    --          --          --              (6)           1           --
   Net investment gains (losses).....    11         (45)         --              --           (1)         101
   Net derivative gains (losses).....    --          --          --              --           --           --
  Other comprehensive income (loss)..    11           1          --              --           --           --
Purchases (3)........................    22           2          --              --          134          188
Sales (3)............................   (20)       (298)         (8)            (30)        (379)        (482)
Issuances (3)........................    --          --          --              --           --           --
Settlements (3)......................    --          --          --              --           --           --
Transfers into Level 3 (4)...........     1          --          --              --           --           18
Transfers out of Level 3 (4).........    --          --          (2)             --           --         (252)
                                      -----      ------        ----           -----       ------      -------
Balance, December 31,................ $ 104      $  293        $ --           $  14       $  134      $ 1,082
                                      =====      ======        ====           =====       ======      =======
Changes in unrealized gains (losses)
 included in net income (loss): (5)
   Net investment income............. $  --      $   --        $ --           $  (6)      $    1      $    --
   Net investment gains (losses)..... $  (6)     $  (16)       $ --           $  --       $   (1)     $    --
   Net derivative gains (losses)..... $  --      $   --        $ --           $  --       $   --      $    --

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


                                      Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                      ----------------------------------------------------------------------
                                           Net Derivatives: (7)
                                      ---------------------------------------
                                                 Foreign
                                                 Currency                           Net
                                      Interest   Exchange            Equity      Embedded        Long-term
                                        Rate       Rate     Credit   Market   Derivatives (8)   Debt of CSEs
                                      --------   --------   ------   ------   ---------------   ------------
                                                             (In millions)
Year Ended December 31, 2011:
Balance, January 1,..................  $ (23)      $ 46     $  33     $ --        $ (382)          $ (184)
Total realized/unrealized gains
  (losses) included in:
  Net income (loss): (1), (2)
   Net investment income.............     --         --        --       --            --               --
   Net investment gains (losses).....     --         --        --       --            --               (8)
   Net derivative gains (losses).....     (7)        10       (33)      --          (458)              --
  Other comprehensive income (loss)..    130         --        14       --            --               --
Purchases (3)........................     --         --        --       --            --               --
Sales (3)............................     --         --        --       --            --               --
Issuances (3)........................     --         --        (2)      --            --               --
Settlements (3)......................    (33)        --       (11)      --            50               76
Transfers into Level 3 (4)...........     --         --        --       --            --               --
Transfers out of Level 3 (4).........     --         --        --       --            --               --
                                       -----       ----     -----     ----        ------           ------
Balance, December 31,................  $  67       $ 56     $   1     $ --        $ (790)          $ (116)
                                       =====       ====     =====     ====        ======           ======
Changes in unrealized gains (losses)
 included in net income (loss): (5)
   Net investment income.............  $  --       $ --     $  --     $ --        $   --           $   --
   Net investment gains (losses).....  $  --       $ --     $  --     $ --        $   --           $   (8)
   Net derivative gains (losses).....  $ (13)      $ 10     $ (32)    $ --        $ (454)          $   --

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


                                             Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                          -----------------------------------------------------------------------------
                                                                    Fixed Maturity Securities:
                                          -----------------------------------------------------------------------------
                                                       U.S.                                        State and
                                            U.S.     Treasury   Foreign                            Political   Foreign
                                          Corporate and Agency Corporate   RMBS    CMBS    ABS    Subdivision Government
                                          --------- ---------- --------- -------  -----  -------  ----------- ----------
                                                                          (In millions)
Year Ended December 31, 2010:
Balance, January 1,......................  $ 4,674     $ --     $ 3,456  $ 2,290  $  87  $   958     $  20      $  249
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2)
   Net investment income.................       17       --          (1)      63      2        5        --           5
   Net investment gains (losses).........      (10)      --         (32)     (47)    (2)     (33)       --          (1)
   Net derivative gains (losses).........       --       --          --       --     --       --        --          --
  Other comprehensive income (loss)......      184       --         179      234     50      113        --          16
Purchases, sales, issuances and
 settlements (3).........................     (400)      22        (709)    (420)   (21)     581         2          15
Transfers into Level 3 (4)...............      751       22         351       57     45       29        --          --
Transfers out of Level 3 (4).............     (153)      --        (448)    (192)    --     (139)      (21)       (113)
                                           -------     ----     -------  -------  -----  -------     -----      ------
Balance, December 31,....................  $ 5,063     $ 44     $ 2,796  $ 1,985  $ 161  $ 1,514     $   1      $  171
                                           =======     ====     =======  =======  =====  =======     =====      ======
Changes in unrealized gains (losses)
 included in net income (loss): (5)
   Net investment income.................  $     8     $ --     $    (2) $    62  $   1  $     5     $  --      $    5
   Net investment gains (losses).........  $   (32)    $ --     $   (43) $   (26) $  (2) $   (23)    $  --      $   --
   Net derivative gains (losses).........  $    --     $ --     $    --  $    --  $  --  $    --     $  --      $   --

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


                                      Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                      ----------------------------------------------------------------------
                                      Equity Securities:    Trading and FVO Securities:
                                      --------------------  -----------------------
                                                  Non-                         FVO
                                               redeemable    Actively        General                  Separate
                                      Common   Preferred      Traded         Account    Short-term    Account
                                      Stock      Stock      Securities      Securities  Investments  Assets (6)
                                      ------   ----------   ----------      ----------  -----------  ----------
                                                              (In millions)
Year Ended December 31, 2010:
Balance, January 1,..................  $ 64      $  793       $  32           $  51        $   8      $ 1,583
Total realized/unrealized gains
 (losses) included in:
  Net income (loss): (1), (2)
   Net investment income.............    --          --          --              10            1           --
   Net investment gains (losses).....    (1)         30          --              --           --          142
   Net derivative gains (losses).....    --          --          --              --           --           --
  Other comprehensive income (loss)..    --           2          --              --           --           --
Purchases, sales, issuances and
 settlements (3).....................    16        (192)        (22)            (30)         370          (31)
Transfers into Level 3 (4)...........     1          --          --              37           --           46
Transfers out of Level 3 (4).........    (1)         --          --             (18)          --         (231)
                                       ----      ------       -----           -----        -----      -------
Balance, December 31,................  $ 79      $  633       $  10           $  50        $ 379      $ 1,509
                                       ====      ======       =====           =====        =====      =======
Changes in unrealized gains (losses)
 included in net income (loss): (5)
   Net investment income.............  $ --      $   --       $  --           $  13        $   1      $    --
   Net investment gains (losses).....  $ (2)     $   (3)      $  --           $  --        $  --      $    --
   Net derivative gains (losses).....  $ --      $   --       $  --           $  --        $  --      $    --

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

                                      Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                      ----------------------------------------------------------------------
                                           Net Derivatives: (7)
                                      ----------------------------------------
                                                  Foreign
                                                  Currency                            Net         Long-term
                                      Interest    Exchange             Equity      Embedded        Debt of
                                        Rate        Rate      Credit   Market   Derivatives (8)   CSEs (9)
                                      --------    --------    ------   ------   ---------------   ---------
                                                            (In millions)
Year Ended December 31, 2010:
Balance, January 1,..................  $  --       $  53       $ 37     $  2        $  166         $   --
Total realized/unrealized gains
 (losses) included in:
  Net income (loss): (1), (2)
   Net investment income.............     --          --         --       --            --             --
   Net investment gains (losses).....     --          --         --       --            --             48
   Net derivative gains (losses).....     23          28          2       (2)         (588)            --
  Other comprehensive income (loss)..    (36)         --          1       --            --             --
Purchases, sales, issuances and
 settlements (3).....................    (10)        (35)        (7)      --            40           (232)
Transfers into Level 3 (4)...........     --          --         --       --            --             --
Transfers out of Level 3 (4).........     --          --         --       --            --             --
                                       -----       -----       ----     ----        ------         ------
Balance, December 31,................  $ (23)      $  46       $ 33     $ --        $ (382)        $ (184)
                                       =====       =====       ====     ====        ======         ======
Changes in unrealized gains (losses)
 included in net income (loss): (5)
   Net investment income.............  $  --       $  --       $ --     $ --        $   --         $   --
   Net investment gains (losses).....  $  --       $  --       $ --     $ --        $   --         $   48
   Net derivative gains (losses).....  $  23       $  21       $  3     $ (2)       $ (584)        $   --

-----------

(1)Amortization of premium/discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses). Lapses associated with net embedded derivatives are included in net derivative gains (losses).

(2)Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

(3)The amount reported within purchases, sales, issuances and settlements is the purchase or issuance price and the sales or settlement proceeds based upon the actual date purchased or issued and sold or settled, respectively. Items purchased/issued and sold/settled in the same period are excluded from the rollforward. Fees attributed to embedded derivatives are included in settlements.

(4)Gains and losses, in net income (loss) and OCI, are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(5)Relates to assets and liabilities still held at the end of the respective periods.

(6)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders within separate account liabilities. Therefore, such changes in estimated fair value are not recorded in net income. For the purpose of this disclosure, these changes are presented within net investment gains (losses).

(7)Freestanding derivative assets and liabilities are presented net for purposes of the rollforward.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


(8)Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

(9)The long-term debt of the CSEs consolidated as of January 1, 2010 is reported within the purchases, sales, issuances and settlements caption of the rollforward.

Fair Value Option

  The following table presents information for long-term debt held by CSEs, which are accounted for under the FVO, and were initially measured at fair value.

                                                                           December 31,
                                                                           ------------
                                                                            2012   2011
                                                                           -----  -----
                                                                           (In millions)
Contractual principal balance............................................. $  60  $ 138
Difference between estimated fair value and contractual principal balance.   (16)   (22)
                                                                           -----  -----
Carrying value at estimated fair value (1)................................ $  44  $ 116
                                                                           =====  =====

-----------

(1)Changes in estimated fair value are recognized in net investment gains (losses). Interest expense is recognized in other expenses.

Nonrecurring Fair Value Measurements

  The following table presents information for assets measured at estimated fair value on a nonrecurring basis during the periods presented; that is, they are not measured at fair value on a recurring basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). The estimated fair values for these assets were determined using significant unobservable inputs (Level 3).

                                                                     Years Ended December 31,
                                -----------------------------------------------------------------------------------------
                                              2012                             2011                             2010
                                -------------------------------  -------------------------------  -----------------------
                                 Carrying    Carrying             Carrying    Carrying             Carrying    Carrying
                                   Value       Value                Value       Value                Value       Value
                                 Prior to      After     Gains    Prior to      After     Gains    Prior to      After
                                Measurement Measurement (Losses) Measurement Measurement (Losses) Measurement Measurement
                                ----------- ----------- -------- ----------- ----------- -------- ----------- -----------
                                                                          (In millions)
Mortgage loans, net (1)........    $ 377       $ 361     $ (16)     $ 168       $ 143     $ (25)     $ 176       $ 160
Other limited partnership
 interests (2).................    $  78       $  48     $ (30)     $  11       $   8     $  (3)     $   3       $   1
Real estate joint ventures (3).    $  12       $   8     $  (4)     $  --       $  --     $  --      $   8       $   3
Goodwill (4)...................    $  10       $  --     $ (10)     $  --       $  --     $  --      $  --       $  --

                                --------

                                --------


                                 Gains
                                (Losses)
                                --------

Mortgage loans, net (1)........  $ (16)
Other limited partnership
 interests (2).................  $  (2)
Real estate joint ventures (3).  $  (5)
Goodwill (4)...................  $  --

-----------

(1)The carrying value after measurement has been adjusted for the excess of the carrying value prior to measurement over the estimated fair value. Estimated fair values for impaired mortgage loans are based on independent broker quotations or valuation models using unobservable inputs or, if the loans are in foreclosure or are otherwise determined to be collateral dependent, are based on the estimated fair value of the underlying collateral or the present value of the expected future cash flows.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


(2)These investments were accounted for using the cost method. Estimated fair value is determined from information provided in the financial statements of the underlying entities including NAV data. These investments include private equity and debt funds that typically invest primarily in various strategies including domestic and international leveraged buyout funds; power, energy, timber and infrastructure development funds; venture capital funds; and below investment grade debt and mezzanine debt funds. Distributions will be generated from investment gains, from operating income from the underlying investments of the funds and from liquidation of the underlying assets of the funds. It is estimated that the underlying assets of the funds will be liquidated over the next two to 10 years. Unfunded commitments for these investments at both December 31, 2012 and 2011 were not significant.

(3)These investments were accounted for using the cost method. Estimated fair value is determined from information provided in the financial statements of the underlying entities including NAV data. These investments include several real estate funds that typically invest primarily in commercial real estate. Distributions will be generated from investment gains, from operating income from the underlying investments of the funds and from liquidation of the underlying assets of the funds. It is estimated that the underlying assets of the funds will be liquidated over the next two to 10 years. Unfunded commitments for these investments at both December 31, 2012 and 2011 were not significant.

(4)As discussed in Note 11, in 2012, the Company recorded an impairment of goodwill associated with the Retail Annuities reporting unit.

Fair Value of Financial Instruments Carried at Other Than Fair Value

  The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income, payables for collateral under securities loaned and other transactions, short-term debt and those short-term investments that are not securities, such as time deposits, and therefore are not included in the three level hierarchy table disclosed in the "-- Recurring Fair Value Measurements" section. The estimated fair value of these financial instruments, which are primarily classified in Level 2 and, to a lesser extent, in Level 1, approximate carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. The tables below also exclude financial instruments reported at estimated fair value on a recurring basis. See "-- Recurring Fair Value Measurements." All remaining balance sheet amounts excluded from the table below are not considered financial instruments subject to this disclosure.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                                              December 31, 2012
                                                              --------------------------------------------------
                                                                         Fair Value Hierarchy
                                                                       -------------------------
                                                              Carrying                           Total Estimated
                                                               Value   Level 1 Level 2  Level 3    Fair Value
                                                              -------- ------- -------- -------- ---------------
                                                                                (In millions)
Assets:
Mortgage loans, net.......................................... $ 44,657  $ --   $     -- $ 47,365    $ 47,365
Policy loans................................................. $  8,364  $ --   $    793 $  9,470    $ 10,263
Real estate joint ventures................................... $     52  $ --   $     -- $     68    $     68
Other limited partnership interests.......................... $  1,048  $ --   $     -- $  1,161    $  1,161
Other invested assets........................................ $  2,014  $ 93   $  1,885 $    152    $  2,130
Premiums, reinsurance and other receivables.................. $ 14,172  $ --   $     37 $ 15,129    $ 15,166
Liabilities:
PABs......................................................... $ 71,611  $ --   $     -- $ 75,189    $ 75,189
Long-term debt............................................... $  2,276  $ --   $  2,713 $     --    $  2,713
Other liabilities............................................ $ 19,865  $ --   $    171 $ 20,488    $ 20,659
Separate account liabilities................................. $ 51,985  $ --   $ 51,985 $     --    $ 51,985
Commitments: (1)
Mortgage loan commitments.................................... $     --  $ --   $     -- $     10    $     10
Commitments to fund bank credit facilities, bridge loans and
 private corporate bond investments.......................... $     --  $ --   $     13 $     --    $     13

                                                                                                  December 31, 2011
                                                                                                 -------------------
                                                                                                 Carrying Estimated
                                                                                                  Value   Fair Value
                                                                                                 -------- ----------
                                                                                                    (In millions)
Assets:
Mortgage loans, net............................................................................. $ 43,880  $ 46,013
Policy loans.................................................................................... $  8,314  $ 10,279
Real estate joint ventures...................................................................... $     59  $     73
Other limited partnership interests............................................................. $  1,207  $  1,517
Other invested assets........................................................................... $  1,996  $  2,032
Premiums, reinsurance and other receivables..................................................... $ 18,127  $ 19,276
Liabilities:
PABs............................................................................................ $ 65,606  $ 68,360
Long-term debt.................................................................................. $  2,106  $  2,408
Other liabilities............................................................................... $ 23,963  $ 24,637
Separate account liabilities.................................................................... $ 45,467  $ 45,467
Commitments: (1)
Mortgage loan commitments....................................................................... $     --  $      3
Commitments to fund bank credit facilities, bridge loans and private corporate bond investments. $     --  $     38

-----------

(1)Commitments are off-balance sheet obligations. Negative estimated fair values represent off-balance sheet liabilities. See Note 17 for additional information on these off-balance sheet obligations.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


   The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

 Mortgage Loans

   The estimated fair value of mortgage loans is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk.

 Policy Loans

   Policy loans with fixed interest rates are classified within Level 3. The estimated fair values for these loans are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed by applying a weighted-average interest rate to the outstanding principal balance of the respective group of policy loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. Policy loans with variable interest rates are classified within Level 2 and the estimated fair value approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

 Real Estate Joint Ventures and Other Limited Partnership Interests

  The amounts disclosed in the preceding tables consist of those investments accounted for using the cost method. The estimated fair values for such cost method investments are generally based on the Company's share of the NAV as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

 Other Invested Assets

  Other invested assets within the preceding tables are principally comprised of loans to affiliates and funds withheld. The estimated fair value of loans to affiliates is determined by discounting the expected future cash flows using market interest rates currently available for instruments with similar terms and remaining maturities. For funds withheld, the Company evaluates the specific facts and circumstances of each instrument to determine the appropriate estimated fair values. These estimated fair values were not materially different from the recognized carrying values.

 Premiums, Reinsurance and Other Receivables

  Premiums, reinsurance and other receivables in the preceding tables are principally comprised of certain amounts recoverable under reinsurance agreements, amounts on deposit with financial institutions to facilitate daily settlements related to certain derivatives and amounts receivable for securities sold but not yet settled.

  Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

  The amounts on deposit for derivative settlements, classified within Level 2, essentially represent the equivalent of demand deposit balances and amounts due for securities sold are generally received over short periods such that the estimated fair value approximates carrying value.

 PABs

  PABs in the preceding tables include investment contracts. Embedded derivatives on investment contracts and certain variable annuity guarantees accounted for as embedded derivatives are excluded from this caption in the preceding tables as they are separately presented in "-- Recurring Fair Value Measurements."

  The investment contracts primarily include certain funding agreements, fixed deferred annuities, modified guaranteed annuities, fixed term payout annuities and total control accounts. The valuation of these investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using current market risk-free interest rates adding a spread to reflect the nonperformance risk in the liability.

 Long-term Debt

  The estimated fair value of long-term debt is principally determined using market standard valuation methodologies. Valuations are based primarily on quoted prices in markets that are not active or using matrix pricing that use standard market observable inputs such as quoted prices in markets that are not active and observable yields and spreads in the market. Instruments valued using discounted cash flow methodologies use standard market observable inputs including market yield curve, duration, observable prices and spreads for similar publicly traded or privately traded issues.

  Capital leases, which are not required to be disclosed at estimated fair value, are excluded from the preceding tables.

 Other Liabilities

  Other liabilities consist primarily of interest and dividends payable, amounts due for securities purchased but not yet settled, funds withheld amounts payable, which are contractually withheld by the Company in accordance with the terms of the reinsurance agreements, and amounts payable under certain ceded and assumed reinsurance agreements, which are recorded using the deposit method of accounting. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values, with the exception of certain deposit type reinsurance payables. For such payables, the estimated fair value is determined as the present value of expected future cash flows, which are discounted using an interest rate determined to reflect the appropriate credit standing of the assuming counterparty.

 Separate Account Liabilities

  Separate account liabilities included in the preceding tables represent those balances due to policyholders under contracts that are classified as investment contracts.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Separate account liabilities classified as investment contracts primarily represent variable annuities with no significant mortality risk to the Company such that the death benefit is equal to the account balance, funding agreements related to group life contracts and certain contracts that provide for benefit funding.

  Since separate account liabilities are fully funded by cash flows from the separate account assets which are recognized at estimated fair value as described in the section "-- Recurring Fair Value Measurements," the value of those assets approximates the estimated fair value of the related separate account liabilities. The valuation techniques and inputs for separate account liabilities are similar to those described for separate account assets.

 Mortgage Loan Commitments and Commitments to Fund Bank Credit Facilities, Bridge Loans and Private Corporate Bond Investments

  The estimated fair values for mortgage loan commitments that will be held for investment and commitments to fund bank credit facilities, bridge loans and private corporate bonds that will be held for investment reflected in the above tables represent the difference between the discounted expected future cash flows using interest rates that incorporate current credit risk for similar instruments on the reporting date and the principal amounts of the commitments.

11. Goodwill

  Goodwill, which is included in other assets, is the excess of cost over the estimated fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Step 1 of the goodwill impairment process requires a comparison of the fair value of a reporting unit to its carrying value. In performing the Company's goodwill impairment tests, the estimated fair values of the reporting units are first determined using a market multiple valuation approach. When further corroboration is required, the Company uses a discounted cash flow valuation approach. For reporting units which are particularly sensitive to market assumptions, such as the Retail Annuities and Life & Other reporting units, the Company may use additional valuation methodologies to estimate the reporting units' fair values.

  The market multiple valuation approach utilizes market multiples of companies with similar businesses and the projected operating earnings of the reporting unit. The discounted cash flow valuation approach requires judgments about revenues, operating earnings projections, capital market assumptions and discount rates. The key inputs, judgments and assumptions necessary in determining estimated fair value of the reporting units include projected operating earnings, current book value, the level of economic capital required to support the mix of business, long-term growth rates, comparative market multiples, the account value of in-force business, projections of new and renewal business, as well as margins on such business, the level of interest rates, credit spreads, equity market levels, and the discount rate that the Company believes is appropriate for the respective reporting unit. The estimated fair values of the Retail Annuities and Life & Other reporting units are particularly sensitive to equity market levels.

  The valuation methodologies utilized are subject to key judgments and assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting units could result in goodwill impairments in future periods which could materially adversely affect the Company's results of operations or financial position.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  A discontinued cash flow valuation was performed for the Retail Annuities reporting unit that resulted in a fair value of the reporting unit less than the carrying value, indicating a potential for goodwill impairment. The growing concern regarding an extended period of low interest rates was reflected in the fair value estimate, particularly on the returns a market buyer would assume on the fixed income portion of separate account annuity products. While performing the Step 2 analysis, which compares the implied fair value of goodwill with the carrying value of that goodwill in the reporting unit to calculate the amount of goodwill impairment, the Company considered similar analysis performed on the Retail Annuities reporting unit of its parent company, MetLife, Inc., and determined that all of the recorded goodwill associated with the Company's Retail Annuities reporting unit was not recoverable. A non-cash charge of $10 million, which had no impact on income taxes, was recorded for the impairment of the entire goodwill balance in other expenses in the consolidated statements of operations for the year ended December 31, 2012.

  In addition, the Company performed its annual goodwill impairment tests of its other reporting units and concluded that the fair values of all such reporting units were in excess of their carrying values and, therefore, their goodwill was not impaired.

  As discussed in Note 2, during 2012, the Company reorganized its business. In connection with this reorganization, $105 million of goodwill at December 31, 2009 was reallocated to the Retail segment and Group, Voluntary & Worksite Benefits segment in the amounts of $37 million and $68 million, respectively. The reorganization had no impact on goodwill for the Corporate Benefit Funding segment and Corporate & Other. There were no acquisitions, dispositions or impairments of goodwill for both the years ended December 31, 2011 and 2010. Information regarding goodwill by segment, as well as Corporate & Other, was as follows:

                                         Group,
                                       Voluntary & Corporate
                                        Worksite    Benefit  Corporate
                                Retail  Benefits    Funding   & Other  Total
                                ------ ----------- --------- --------- -----
                                                (In millions)
  Balance at December 31, 2011
  Goodwill..................... $  37     $ 68       $  2      $  4    $ 111
  Accumulated impairment.......    --       --         --        --       --
                                -----     ----       ----      ----    -----
   Total goodwill, net......... $  37     $ 68       $  2      $  4    $ 111
  Impairments.................. $ (10)    $ --       $ --      $ --    $ (10)
  Balance at December 31, 2012
  Goodwill.....................    37       68          2         4      111
  Accumulated impairment.......   (10)      --         --        --      (10)
                                -----     ----       ----      ----    -----
   Total goodwill, net......... $  27     $ 68       $  2      $  4    $ 101
                                =====     ====       ====      ====    =====

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


12. Long-term and Short-term Debt

  Long-term and short-term debt outstanding was as follows:

                                  Interest Rates (1)
                                ----------------------
                                                                    December 31,
                                              Weighted             ---------------
                                    Range     Average   Maturity    2012    2011
                                ------------- -------- ----------- ------- -------
                                                                    (In millions)
Surplus notes -- affiliated.... 3.00% - 7.38%  6.52%   2014 - 2037 $ 1,099 $ 1,099
Surplus notes.................. 7.63% - 7.88%  7.84%   2015 - 2025     700     700
Mortgage loans -- affiliated... 2.17% - 7.26%  5.40%   2015 - 2020     306     307
Senior notes -- affiliated (2). 1.03% - 3.09%  2.23%   2021 - 2022      80      --
Other notes.................... 0.22% - 8.00%  1.72%   2016 - 2027      91      --
Capital lease obligations......                                         25      26
                                                                   ------- -------
Total long-term debt (3).......                                      2,301   2,132
Total short-term debt..........                                        100     101
                                                                   ------- -------
 Total.........................                                    $ 2,401 $ 2,233
                                                                   ======= =======

-----------

(1)Range of interest rates and weighted average interest rates are for the year ended December 31, 2012.

(2)During 2012, a consolidated VIE issued $80 million of long-term debt to an affiliate. See Note 8.

(3)Excludes $44 million and $116 million at December 31, 2012 and 2011, respectively, of long-term debt relating to CSEs. See Note 8.

  The aggregate maturities of long-term debt at December 31, 2012 for the next five years and thereafter are $1 million in 2013, $220 million in 2014, $502 million in 2015, $5 million in 2016, $5 million in 2017 and $1.6 billion thereafter.

  Capital lease obligations and mortgage loans are collateralized and rank highest in priority, followed by unsecured senior debt which consists of senior notes and other notes. Payments of interest and principal on the Company's surplus notes are subordinate to all other obligations. Payments of interest and principal on surplus notes may be made only with the prior approval of the insurance department of the state of domicile.

  Certain of the Company's debt instruments, credit facilities and committed facilities contain various administrative, reporting, legal and financial covenants. The Company believes it was in compliance with all such covenants at December 31, 2012.

 Surplus Notes -- Affiliated

  In April 2011, Metropolitan Life Insurance Company repaid in cash a
$775 million surplus note issued to MetLife, Inc., with an original maturity of December 2011. The early redemption was approved by the Superintendent.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  In December 2010, Metropolitan Life Insurance Company repaid in cash a
$300 million surplus note issued to MetLife, Inc. with an original maturity of 2011. The early redemption was approved by the Superintendent.

  In November 2010, Metropolitan Life Insurance Company issued a $188 million surplus note to MetLife Mexico, S.A., an affiliate, maturing in 2015 with an interest rate of 3.0%.

 Capital Notes -- Affiliated

  In December 2011, Metropolitan Life Insurance Company repaid in cash $500 million of capital notes issued to MetLife, Inc.

 Mortgage Loans -- Affiliated

  In December 2011, a wholly-owned real estate subsidiary of the Company issued a note for $110 million to MICC. This affiliated mortgage loan is secured by real estate held by the Company for investment. This note bears interest at a rate of one-month LIBOR plus 1.95%, which is payable quarterly through maturity in 2015.

 Short-term Debt

  Short-term debt with original maturities of one year or less consisted entirely of commercial paper. During the years ended December 31, 2012, 2011 and 2010, the weighted average interest rate on short-term debt was 0.17%, 0.16% and 0.21%, respectively. During the years ended December 31, 2012, 2011 and 2010, the average daily balance of short-term debt was $119 million, $102 million and $311 million, respectively, and the average days outstanding was 40 days, 44 days and 29 days, respectively.

 Interest Expense

  Interest expense related to the Company's indebtedness included in other expenses was $148 million, $185 million and $202 million for the years ended December 31, 2012, 2011 and 2010, respectively. These amounts include
$89 million, $125 million and $143 million of interest expense related to affiliated debt for the years ended December 31, 2012, 2011 and 2010, respectively. Such amounts do not include interest expense on long-term debt related to CSEs. See Note 8.

 Credit and Committed Facilities

  The Company maintains unsecured credit facilities and a committed facility, which aggregated $4.0 billion and $500 million, respectively, at December 31, 2012. When drawn upon, these facilities bear interest at varying rates in accordance with the respective agreements.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Credit Facilities

  The unsecured credit facilities are used for general corporate purposes, to support the borrowers' commercial paper program and for the issuance of letters of credit. Total fees expensed by the Company associated with these credit facilities were $3 million, $6 million and $8 million for the years ended December 31, 2012, 2011 and 2010, respectively, and are included in other expenses. Information on these credit facilities at December 31, 2012 was as follows:

                                                                        Letter of
                                                                         Credit                 Unused
Borrower(s)                                  Expiration      Capacity Issuances (1) Drawdowns Commitments
---------------------------------------- ------------------- -------- ------------- --------- -----------
                                                                            (In millions)
MetLife, Inc. and MetLife Funding, Inc.. September 2017 (2)  $  1,000   $    365      $  --    $    635
MetLife, Inc. and MetLife Funding, Inc.. August 2016            3,000      2,203         --         797
                                                             --------   --------      -----    --------
 Total..................................                     $  4,000   $  2,568      $  --    $  1,432
                                                             ========   ========      =====    ========

-----------

(1)MetLife, Inc. and MetLife Funding, Inc. are severally liable for their respective obligations under such unsecured credit facilities. MetLife Funding, Inc. is not an applicant under letters of credit outstanding as of December 31, 2012 and is not responsible for any reimbursement obligations under such letters of credit.

(2)In September 2012, MetLife, Inc. and MetLife Funding, Inc. entered into a $1.0 billion five-year credit agreement which amended and restated the three-year agreement dated October 2010. All borrowings under the 2012 five-year credit agreement must be repaid by September 2017, except that letters of credit outstanding on that date may remain outstanding until no later than September 2018. The Company incurred costs of $2 million related to the amended and restated credit facility, which have been capitalized and included in other assets. These costs will be amortized over the remaining term of the amended and restated credit facility.

  Committed Facility

  The committed facility is used for collateral for certain of the Company's affiliated reinsurance liabilities. Total fees expensed by the Company associated with this committed facility were $3 million, $3 million and $4 million for the years ended December 31, 2012, 2011 and 2010, respectively, and are included in other expenses. Information on the committed facility at December 31, 2012 was as follows:

                                                                       Letter of
                                                                        Credit                Unused
Account Party/Borrower(s)                          Expiration Capacity Issuances  Drawdowns Commitments
-------------------------------------------------- ---------- -------- ---------  --------- -----------
                                                                            (In millions)
Exeter Reassurance Company, Ltd., MetLife, Inc. &
  Missouri Reinsurance, Inc....................... June 2016   $ 500    $ 490 (1)   $ --       $ 10

-----------

(1)Missouri Reinsurance, Inc., a subsidiary of Metropolitan Life Insurance Company, had outstanding $390 million in letters of credit at December 31, 2012.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


13. Equity

Capital Contributions

  During the year ended December 31, 2011, United MetLife Insurance Company Limited ("United"), an insurance underwriting joint venture of the Company accounted for under the equity method, merged with Sino-US MetLife Insurance Company Limited ("Sino"), another insurance underwriting joint venture of an affiliate of the Company. The Company's ownership interest in the merged entity, Sino-US United MetLife Insurance Company Limited ("Sino-United") was determined based on its contributed capital and share of undistributed earnings of United compared to the contributed capital and undistributed earnings of all other owners of United and Sino. Since both of the joint ventures were under common ownership both prior to and subsequent to the merger, the Company's investment in Sino-United is based on the carrying value of its investment in United. Pursuant to the merger, the Company entered into an agreement whereby the affiliate will pay an amount to the Company based on the relative fair values of their respective investments in Sino-United. Accordingly, upon completion of the estimation of fair value, $47 million, representing a capital contribution, was received during the year ended December 31, 2011. The Company's investment in Sino-United is accounted for under the equity method and is included in other invested assets.

  During each of the years ended December 31, 2012, 2011 and 2010, MetLife, Inc. contributed $3 million in the form of payment of line of credit fees on the Company's behalf.

Stock-Based Compensation Plans

 Overview

  The stock-based compensation expense recognized by the Company is related to awards payable in shares of MetLife, Inc. common stock ("Shares"), or options to purchase MetLife, Inc. common stock. The Company does not issue any awards payable in its common stock or options to purchase its common stock.

 Description of Plans for Employees and Agents -- General Terms

  The MetLife, Inc. 2000 Stock Incentive Plan, as amended (the "2000 Stock Plan") authorized the granting of awards to employees and agents in the form of options ("Stock Options") to buy Shares that either qualify as incentive Stock Options under Section 422A of the Code or are non-qualified. By December 31, 2009 all awards under the 2000 Stock Plan had either vested or been forfeited. No awards have been made under the 2000 Stock Plan since 2005.

  Under the MetLife, Inc. 2005 Stock and Incentive Compensation Plan (the "2005 Stock Plan"), awards granted to employees and agents may be in the form of Stock Options, Stock Appreciation Rights, Restricted Stock or Restricted Stock Units, Performance Shares or Performance Share Units, Cash-Based Awards and Stock-Based Awards (each as defined in the 2005 Stock Plan with reference to Shares).

  The aggregate number of shares authorized for issuance under the 2005 Stock Plan is 68,000,000, plus those shares available but not utilized under the 2000 Stock Plan and those shares utilized under the 2000 Stock Plan that are recovered due to forfeiture of Stock Options. Each share issued under the 2005 Stock Plan in connection with a Stock Option or Stock Appreciation Right reduces the number of Shares remaining for issuance under that plan by one, and each Share issued under the 2005 Stock Plan in connection with awards other than Stock

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

Options or Stock Appreciation Rights reduces the number of Shares remaining for issuance under that plan by 1.179 Shares. At December 31, 2012, the aggregate number of Shares remaining available for issuance pursuant to the 2005 Stock Plan was 24,715,318. Stock Option exercises and other awards settled in Shares are satisfied through the issuance of Shares held in treasury by MetLife, Inc. or by the issuance of new Shares.

  Of MetLife, Inc.'s stock-based compensation expense for the years ended December 31, 2012, 2011 and 2010, 76%, 70% and 79%, respectively, was allocated to the Company. No expense amounts related to stock-based awards to MetLife, Inc. non-management directors were allocated to the Company. This allocation represents substantially all stock-based compensation recognized in the Company's consolidated results of operations. Accordingly, this discussion addresses MetLife, Inc.'s practices for recognizing expense for awards under the 2000 Stock Plan and 2005 Stock Plan (together, the "Incentive Plans"). References to compensation expense in this note refer to the Company's allocated portion of that expense. All other references relevant to awards under the Incentive Plans pertain to all awards under those plans.

  Compensation expense related to awards under the 2005 Stock Plan is recognized based on the number of awards expected to vest, which represents the awards granted less expected forfeitures over the life of the award, as estimated at the date of grant. Unless a material deviation from the assumed forfeiture rate is observed during the term in which the awards are expensed, any adjustment necessary to reflect differences in actual experience is recognized in the period the award becomes payable or exercisable.

  Compensation expense related to awards under the 2005 Stock Plan is principally related to the issuance of Stock Options, Performance Shares and Restricted Stock Units. The majority of the awards granted by MetLife, Inc. each year under the 2005 Stock Plan are made in the first quarter of each year.

 Compensation Expense Related to Stock-Based Compensation

  The components of compensation expense related to stock-based compensation were as follows:

                                            Years Ended December 31,
                                            ------------------------
                                              2012     2011    2010
                                            ------   ------  ------
                                               (In millions)
                Stock Options.............. $  52    $  48    $ 39
                Performance Shares (1).....    53       37      19
                Restricted Stock Units.....    22       15       9
                                            -----    -----    ----
                Total compensation expense. $ 127    $ 100    $ 67
                                            =====    =====    ====
                Income tax benefit......... $  44    $  35    $ 23
                                            =====    =====    ====

-----------

(1)Performance Shares expected to vest and the related compensation expenses may be further adjusted by the performance factor most likely to be achieved, as estimated by management, at the end of the performance period.

  At December 31, 2012, the Company's allocated portion of expense for Stock Options, Performance Shares and Restricted Stock Units was 84%, 66% and 83%, respectively.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The following table presents MetLife, Inc.'s total unrecognized compensation expense related to stock-based compensation and the expected weighted average period over which these expenses will be recognized at:

                                           December 31, 2012
                                     ------------------------------
                                                   Weighted Average
                                        Expense         Period
                                     ------------- ----------------
                                     (In millions)     (Years)
             Stock Options..........     $ 56            1.74
             Performance Shares.....     $ 52            1.65
             Restricted Stock Units.     $ 28            1.73

 Equity Awards

  Stock Options

  Stock Options are the contingent right of award holders to purchase Shares at a stated price for a limited time. All Stock Options have an exercise price equal to the closing price of a Share reported on the New York Stock Exchange on the date of grant, and have a maximum term of 10 years. The vast majority of Stock Options granted have become or will become exercisable at a rate of one-third of each award on each of the first three anniversaries of the grant date. Other Stock Options have become or will become exercisable on the third anniversary of the grant date. Vesting is subject to continued service, except for employees who are retirement eligible and in certain other limited circumstances.

  A summary of the activity related to Stock Options for the year ended December 31, 2012 was as follows:

                                                                                     Weighted
                                                                                      Average
                                                                                     Remaining    Aggregate
                                                      Shares Under Weighted Average Contractual   Intrinsic
                                                         Option     Exercise Price     Term       Value (1)
                                                      ------------ ---------------- ----------- -------------
                                                                                      (Years)   (In millions)
Outstanding at January 1, 2012.......................  34,713,526      $ 40.22         5.35         $ --
Granted..............................................   6,247,050      $ 37.91
Exercised............................................  (3,817,301)     $ 28.44
Expired..............................................  (1,017,994)     $ 47.35
Forfeited............................................    (972,210)     $ 40.23
                                                       ----------
Outstanding at December 31, 2012.....................  35,153,071      $ 40.89         5.50         $ 51
                                                       ==========      =======         ====         ====
Expected to vest at a future date as of December 31,
  2012...............................................  34,684,396      $ 40.94         5.41         $ 51
                                                       ==========      =======         ====         ====
Exercisable at December 31, 2012.....................  24,530,711      $ 41.36         4.16         $ 50
                                                       ==========      =======         ====         ====

-----------

(1)The aggregate intrinsic value was computed using the closing Share price on December 31, 2012 of $32.94 and December 30, 2011 of $31.18, as applicable.

  The fair value of Stock Options is estimated on the date of grant using a binomial lattice model. Significant assumptions used in MetLife, Inc.'s binomial lattice model, which are further described below, include: expected volatility of the price of Shares; risk-free rate of return; expected dividend yield on Shares; exercise multiple; and the post-vesting termination rate.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Expected volatility is based upon an analysis of historical prices of Shares and call options on Shares traded on the open market. MetLife, Inc. uses a weighted-average of the implied volatility for publicly-traded call options with the longest remaining maturity nearest to the money as of each valuation date and the historical volatility, calculated using monthly closing prices of Shares. MetLife, Inc. chose a monthly measurement interval for historical volatility as it believes this better depicts the nature of employee option exercise decisions being based on longer-term trends in the price of the underlying Shares rather than on daily price movements.

  The binomial lattice model used by MetLife, Inc. incorporates different risk-free rates based on the imputed forward rates for U.S. Treasury Strips for each year over the contractual term of the option. The table below presents the full range of rates that were used for options granted during the respective periods.

  Dividend yield is determined based on historical dividend distributions compared to the price of the underlying Shares as of the valuation date and held constant over the life of the Stock Option.

  The binomial lattice model used by MetLife, Inc. incorporates the contractual term of the Stock Options and then factors in expected exercise behavior and a post-vesting termination rate, or the rate at which vested options are exercised or expire prematurely due to termination of employment, to derive an expected life. Exercise behavior in the binomial lattice model used by MetLife, Inc. is expressed using an exercise multiple, which reflects the ratio of exercise price to the strike price of Stock Options granted at which holders of the Stock Options are expected to exercise. The exercise multiple is derived from actual historical exercise activity. The post-vesting termination rate is determined from actual historical exercise experience and expiration activity under the Incentive Plans.

  The following table presents the weighted average assumptions, with the exception of risk-free rate, which is expressed as a range, used to determine the fair value of Stock Options issued:

                                                               Years Ended December 31,
                                                          -----------------------------------
                                                             2012        2011        2010
                                                          ----------- ----------- -----------
Dividend yield...........................................    1.95%       1.65%       2.11%
Risk-free rate of return................................. 0.21%-4.17% 0.29%-5.51% 0.35%-5.88%
Expected volatility......................................   35.59%      32.64%      34.41%
Exercise multiple........................................    1.58        1.69        1.75
Post-vesting termination rate............................    3.14%       3.36%       3.64%
Contractual term (years).................................     10          10          10
Expected life (years)....................................      7           7           7
Weighted average exercise price of stock options granted. $   37.91   $   45.16   $   35.06
Weighted average fair value of stock options granted..... $   11.33   $   14.27   $   11.29

  MetLife, Inc. deducts 35% of the compensation amount of a Stock Option from its income on its tax return. The compensation amount is the price of shares on the date the Stock Option is exercised less the exercise price of the Stock Option. This tax benefit is allocated to the subsidiary of MetLife, Inc. that is the current or former employer of the associate, or is or was the principal for the non-employee insurance agent, who exercised the Stock Option.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The following table presents a summary of Stock Option exercise activity:

                                                           Years Ended December 31,
                                                           ------------------------
                                                             2012     2011    2010
                                                           ------   ------  ------
                                                              (In millions)
 Total intrinsic value of stock options exercised......... $  29     $ 41    $ 22
 Cash received from exercise of stock options............. $ 109     $ 88    $ 52
 Income tax benefit realized from stock options exercised. $  10     $ 13    $  8

  Performance Shares

  Performance Shares are units that, if they vest, are multiplied by a performance factor to produce a number of final Performance Shares which are payable in Shares. Performance Shares are accounted for as equity awards, but are not credited with dividend-equivalents for actual dividends paid on Shares during the performance period. Accordingly, the estimated fair value of Performance Shares is based upon the closing price of a Share on the date of grant, reduced by the present value of estimated dividends to be paid on that stock during the performance period.

  Performance Share awards normally vest in their entirety at the end of the three-year performance period. Vesting is subject to continued service, except for employees who are retirement eligible and in certain other limited circumstances. Vested Performance Shares are multiplied by a performance factor of 0.0 to 2.0 based on MetLife, Inc.'s adjusted income, total shareholder return, and performance in change in annual net operating earnings and total shareholder return compared to the performance of its competitors, each measured with respect to the applicable three-year performance period or portions thereof. The performance factor was 1.13 for the January 1, 2009 -- December 31, 2011 performance period.

  Restricted Stock Units

  Restricted Stock Units are units that, if they vest, are payable in an equal number of Shares. Restricted Stock Units are accounted for as equity awards, but are not credited with dividend-equivalents for actual dividends paid on Shares during the performance period. Accordingly, the estimated fair value of Restricted Stock Units is based upon the closing price of Shares on the date of grant, reduced by the present value of estimated dividends to be paid on that stock during the performance period.

  The vast majority of Restricted Stock Units normally vest in their entirety on the third anniversary of their grant date. Other Restricted Stock Units normally vest in their entirety on the fifth anniversary of their grant date. Vesting is subject to continued service, except for employees who are retirement eligible and in certain other limited circumstances.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The following table presents a summary of Performance Share and Restricted Stock Unit activity for the year ended December 31, 2012:

                                                           Performance Shares        Restricted Stock Units
                                                      ---------------------------- ---------------------------
                                                                  Weighted Average            Weighted Average
                                                                     Grant Date                  Grant Date
                                                        Shares       Fair Value      Units       Fair Value
                                                      ----------  ---------------- ---------  ----------------
Outstanding at January 1, 2012.......................  5,024,094      $ 31.50      1,562,849      $ 34.74
Granted..............................................  2,042,133      $ 35.38        971,304      $ 35.39
Forfeited............................................   (452,590)     $ 37.36       (171,475)     $ 37.62
Payable (1).......................................... (1,791,609)     $ 20.71       (282,530)     $ 21.88
                                                      ----------                   ---------
Outstanding at December 31, 2012.....................  4,822,028      $ 36.93      2,080,148      $ 36.55
                                                      ==========      =======      =========      =======
Expected to vest at a future date as of December 31,
  2012...............................................  4,817,941      $ 36.98      2,080,148      $ 36.55
                                                      ==========      =======      =========      =======

-----------

(1)Includes both Shares paid and Shares deferred for later payment.

  Performance Share amounts above represent aggregate initial target awards and do not reflect potential increases or decreases resulting from the performance factor determined after the end of the respective performance periods. At December 31, 2012, the three year performance period for the 2010 Performance Share grants was completed, but the performance factor had not yet been calculated. Included in the immediately preceding table are 1,347,025 outstanding Performance Shares to which the 2010-2012 performance factor will be applied. The factor will be determined in the second quarter of 2013.

Statutory Equity and Income

  Each U.S. insurance company's state of domicile imposes risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). Regulatory compliance is determined by a ratio of a company's total adjusted capital, calculated in the manner prescribed by the NAIC ("TAC") to its authorized control level RBC, calculated in the manner prescribed by the NAIC ("ACL RBC"). Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC ("Company Action RBC"). TAC for Metropolitan Life Insurance Company and each of its insurance subsidiaries was in excess of four times Company Action RBC for all periods presented.

  Metropolitan Life Insurance Company and its insurance subsidiaries prepare statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of their respective state of domicile. The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by the various state insurance departments may impact the effect of Statutory Codification on the statutory capital and surplus of Metropolitan Life Insurance Company and its insurance subsidiaries.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt, reporting of reinsurance agreements and valuing securities on a different basis.

  In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

  Statutory net income (loss) of Metropolitan Life Insurance Company, a New York domiciled insurer, was $1.3 billion, $2.0 billion and $2.1 billion for the years ended December 31, 2012, 2011 and 2010, respectively. Statutory capital and surplus was $14.3 billion and $13.5 billion at December 31, 2012 and 2011, respectively. All such amounts are derived from the statutory-basis financial statements as filed with the New York State Department of Financial Services.

  Statutory net income (loss) of New England Life Insurance Company ("NELICO"), a Massachusetts domiciled insurer, was $79 million, $63 million and $33 million for the years ended December 31, 2012, 2011 and 2010, respectively. Statutory capital and surplus was $539 million and $529 million at December 31, 2012 and 2011, respectively. All such amounts are derived from the statutory-basis financial statements as filed with the Massachusetts State Division of Insurance.

  Statutory net income (loss) of GALIC, a Missouri domiciled insurer, was $19 million, $128 million and $64 million for the years ended December 31, 2012, 2011 and 2010, respectively. Statutory capital and surplus was $873 million and $825 million at December 31, 2012 and 2011, respectively. All such amounts are derived from the statutory-basis financial statements as filed with the Missouri State Department of Insurance.

Dividend Restrictions

  Under New York State Insurance Law, Metropolitan Life Insurance Company is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to MetLife, Inc. as long as the aggregate amount of all such dividends in any calendar year does not exceed the lesser of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). Metropolitan Life Insurance Company will be permitted to pay a dividend to MetLife, Inc. in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Superintendent and the Superintendent either approves the distribution of the dividend or does not disapprove the dividend within 30 days of its filing. Under New York State Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. During the year ended December 31, 2012, Metropolitan Life Insurance Company paid a dividend of $1.0 billion. During the year ended December 31, 2011, Metropolitan Life Insurance Company paid a dividend of $1.3 billion, of which $170 million was a transfer of securities. During the year ended December 31, 2010, Metropolitan Life Insurance Company paid a dividend of $631 million, of which $399 million was a transfer of securities. Based on amounts at December 31, 2012, Metropolitan Life Insurance Company could pay a stockholder dividend in 2013 of $1.4 billion without prior approval of the Superintendent.

  Under Massachusetts State Insurance Law, NELICO is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to Metropolitan Life Insurance Company as long as the aggregate

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

amount of all such dividends, when aggregated with all other dividends paid in the preceding 12 months, does not exceed the greater of: (i) 10 % of its surplus to policyholders at the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year. NELICO will be permitted to pay a dividend to Metropolitan Life Insurance Company in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Massachusetts Commissioner of Insurance (the "Massachusetts Commissioner") and the Massachusetts Commissioner either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds unassigned funds (surplus) as of the last filed annual statutory statement requires insurance regulatory approval. Under Massachusetts State Insurance Law, the Massachusetts Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. During the years ended December 31, 2012, 2011 and 2010, NELICO paid a dividend of $46 million, $107 million and $84 million, respectively. Based on amounts at December 31, 2012, NELICO could pay a stockholder dividend in 2013 of $77 million without prior approval of the Massachusetts Commissioner.

  Under Missouri State Insurance Law, GALIC is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to Metropolitan Life Insurance Company as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding net realized capital gains). GALIC will be permitted to pay a cash dividend to Metropolitan Life Insurance Company in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Missouri Director of Insurance (the "Missouri Director") and the Missouri Director either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined by the Company as "unassigned funds (surplus)") as of the last filed annual statutory statement requires insurance regulatory approval. Under Missouri State Insurance Law, the Missouri Director has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. During the year ended December 31, 2012, GALIC did not pay dividends to Metropolitan Life Insurance Company. During the year ended December 31, 2011, GALIC paid an extraordinary cash dividend to GenAmerica Financial, LLC ("GenAmerica"), its former parent, of $183 million and GenAmerica subsequently paid an ordinary dividend to Metropolitan Life Insurance Company of $183 million. During the year ended December 31, 2010, GALIC paid a dividend to GenAmerica, which was subsequently paid by GenAmerica to Metropolitan Life Insurance Company, of $149 million. Based on amounts at December 31, 2012, GALIC could pay a stockholder dividend in 2013 of $86 million without prior approval of the Missouri Director.

  For the years ended December 31, 2012, 2011 and 2010, Metropolitan Life Insurance Company received dividends from non-insurance subsidiaries of $87 million, $518 million and $248 million, respectively.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


Other Comprehensive Income (Loss)

  The following table sets forth the balance and changes in AOCI including reclassification adjustments required for the years ended December 31, 2012, 2011 and 2010 in OCI that are included as part of net income for the current year that have been reported as a part of OCI in the current or prior year:

                                                                                   Years Ended December 31,
                                                                                 ----------------------------
                                                                                   2012      2011      2010
                                                                                 --------  --------  --------
                                                                                         (In millions)
Holding gains (losses) on investments arising during the year................... $  4,825  $  9,190  $  7,350
Income tax effect of holding gains (losses).....................................   (1,688)   (3,219)   (2,568)
Reclassification adjustments for recognized holding (gains) losses included in
  current year income...........................................................      120       (45)     (545)
Income tax effect of reclassification adjustments...............................      (42)       16       190
Allocation of holding (gains) losses on investments relating to other
  policyholder amounts..........................................................   (2,684)   (5,375)   (2,153)
Income tax effect of allocation of holding (gains) losses to other policyholder
  amounts.......................................................................      940     1,883       752
                                                                                 --------  --------  --------
Net unrealized investment gains (losses), net of income tax.....................    1,471     2,450     3,026
Foreign currency translation adjustments, net of income tax expense (benefit)
  of ($11) million, $3 million and ($13) million................................      (19)        3       (16)
Defined benefit plans adjustment, net of income tax expense (benefit) of
  ($268) million, ($249) million and $63 million................................     (498)     (422)       98
                                                                                 --------  --------  --------
Other comprehensive income (loss), net of income tax............................      954     2,031     3,108
Other comprehensive income (loss) attributable to noncontrolling interests......       --        --        (6)
                                                                                 --------  --------  --------
Other comprehensive income (loss) attributable to Metropolitan Life Insurance
  Company, excluding cumulative effect of change in accounting principle........      954     2,031     3,102
Cumulative effect of change in accounting principle, net of income tax expense
  (benefit) of $0, $0 and $6 million (see Note 1)...............................       --        --        10
                                                                                 --------  --------  --------
Other comprehensive income (loss) attributable to Metropolitan Life Insurance
  Company....................................................................... $    954  $  2,031  $  3,112
                                                                                 ========  ========  ========

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


14. Other Expenses

  Information on other expenses was as follows:

                                                             Years Ended December 31,
                                                            -------------------------
                                                              2012     2011     2010
                                                            -------  -------  -------
                                                                  (In millions)
Compensation............................................... $ 2,426  $ 2,260  $ 2,230
Pension, postretirement and postemployment benefit costs...     285      330      331
Commissions................................................     769      724      651
Volume-related costs.......................................     241      196      173
Affiliated interest costs on ceded and assumed reinsurance.   1,209    1,393    1,386
Capitalization of DAC......................................    (632)    (724)    (640)
Amortization of DAC and VOBA...............................     991      875      809
Interest expense on debt and debt issuance costs...........     152      194      217
Premium taxes, licenses and fees...........................     294      302      288
Professional services......................................     946      832      743
Rent, net of sublease income...............................     123      129      147
Other......................................................    (410)     (40)     (53)
                                                            -------  -------  -------
 Total other expenses...................................... $ 6,394  $ 6,471  $ 6,282
                                                            =======  =======  =======

 Capitalization of DAC and Amortization of DAC and VOBA

  See Note 1 for information on the retrospective application of the adoption of new accounting guidance related to DAC. See Note 5 for additional information on DAC and VOBA including impacts of capitalization and amortization. See also Note 7 for a description of the DAC amortization impact associated with the closed block.

 Interest Expense on Debt and Debt Issuance Costs

  Interest expense on debt and debt issuance costs includes interest expense (see Note 12) and interest expense related to CSEs (see Note 8).

 Affiliated Expenses

  Commissions, capitalization of DAC and amortization of DAC and VOBA include the impact of affiliated reinsurance transactions. See Notes 6, 12 and 19 for a discussion of affiliated expenses included in the table above.

 Restructuring Charges

  MetLife, Inc. commenced in 2012 an enterprise-wide strategic initiative. This global strategy focuses on leveraging MetLife, Inc. and its subsidiaries' scale to improve the value they provide to customers and shareholders in order to reduce costs, enhance revenues, achieve efficiencies and reinvest in their technology, platforms and functionality to improve their current operations and develop new capabilities.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  These restructuring charges are included in other expenses. As the expenses relate to an enterprise-wide initiative, they are reported in Corporate & Other. Estimated restructuring costs may change as management continues to execute this enterprise-wide strategic initiative. Such restructuring charges, primarily related to severance, which were allocated to the Company were as follows:

                                                                    Year Ended December 31, 2012
                                                                    ----------------------------
                                                                           (In millions)
Balance at January 1,..............................................            $  --
Restructuring charges..............................................              119
Cash payments......................................................              (97)
                                                                               -----
Balance at December 31,............................................            $  22
                                                                               =====
Total restructuring charges incurred since inception of initiative.            $ 119
                                                                               =====

  Management anticipates further restructuring charges including severance, lease and asset impairments, through the year ending December 31, 2014. However, such restructuring plans were not sufficiently developed to enable MetLife, Inc. to make an estimate of such restructuring charges at December 31, 2012.

15. Employee Benefit Plans

Pension and Other Postretirement Benefit Plans

  The Company sponsors and administers various U.S. qualified and non-qualified defined benefit pension plans and other postretirement employee benefit plans covering employees and sales representatives who meet specified eligibility requirements. Pension benefits are provided utilizing either a traditional formula or cash balance formula. The traditional formula provides benefits based upon years of credited service and final average earnings. The cash balance formula utilizes hypothetical or notional accounts which credit participants with benefits equal to a percentage of eligible pay, as well as earnings credits, determined annually based upon the average annual rate of interest on 30-year U.S. Treasury securities, for each account balance. At December 31, 2012, the majority of active participants were accruing benefits under the cash balance formula; however, approximately 90% of the Company's obligations result from benefits calculated with the traditional formula. The non-qualified pension plans provide supplemental benefits in excess of limits applicable to a qualified plan. Participating affiliates are allocated a proportionate share of net expense related to the plans as well as contributions made to the plans.

  The Company also provides certain postemployment benefits and certain postretirement medical and life insurance benefits for retired employees. Employees of the Company who were hired prior to 2003 (or, in certain cases, rehired during or after 2003) and meet age and service criteria while working for the Company may become eligible for these other postretirement benefits, at various levels, in accordance with the applicable plans. Virtually all retirees, or their beneficiaries, contribute a portion of the total costs of postretirement medical benefits. Employees hired after 2003 are not eligible for any employer subsidy for postretirement medical benefits. Participating affiliates are allocated a proportionate share of net expense and contributions related to the postemployment and other postretirement plans.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Obligations and Funded Status

                                                                     Pension       Other Postretirement
                                                                  Benefits (1)          Benefits
                                                               ------------------  -------------------
                                                                            December 31,
                                                               ---------------------------------------
                                                                 2012      2011      2012       2011
                                                               --------  --------  --------   -------
                                                                           (In millions)
Change in benefit obligations:
Benefit obligations at January 1,............................. $  7,867  $  6,690  $  2,106   $ 1,819
 Service costs................................................      197       165        36        16
 Interest costs...............................................      384       384       103       107
 Plan participants' contributions.............................       --        --        29        28
 Net actuarial (gains) losses.................................      944       897       261       269
 Plan amendments, change in benefits, and other (2)...........       --       128        --        --
 Net transfer in (out) of controlled group....................       --       (12)       --        --
 Benefits paid................................................     (455)     (385)     (133)     (133)
                                                               --------  --------  --------   -------
Benefit obligations at December 31,...........................    8,937     7,867     2,402     2,106
                                                               --------  --------  --------   -------
Change in plan assets:
Fair value of plan assets at January 1,.......................    6,699     5,976     1,240     1,184
 Actual return on plan assets.................................      695       787       105        81
 Plan amendments, change in benefits, and other (2)...........       --       110        --        --
 Plan participants' contributions.............................       --        --        29        28
 Employer contributions.......................................      451       223        79        80
 Net transfer in (out) of controlled group....................       --       (12)       --        --
 Benefits paid................................................     (455)     (385)     (133)     (133)
                                                               --------  --------  --------   -------
Fair value of plan assets at December 31,.....................    7,390     6,699     1,320     1,240
                                                               --------  --------  --------   -------
 Over (under) funded status at December 31,................... $ (1,547) $ (1,168) $ (1,082)  $  (866)
                                                               ========  ========  ========   =======
Amounts recognized in the consolidated balance sheets consist of:
 Other assets................................................. $     --  $     --  $     --   $    --
 Other liabilities............................................   (1,547)   (1,168)   (1,082)     (866)
                                                               --------  --------  --------   -------
   Net amount recognized...................................... $ (1,547) $ (1,168) $ (1,082)  $  (866)
                                                               ========  ========  ========   =======
Accumulated other comprehensive (income) loss:
 Net actuarial (gains) losses................................. $  2,918  $  2,403  $    796   $   621
 Prior service costs (credit).................................       23        29       (74)     (179)
                                                               --------  --------  --------   -------
   Accumulated other comprehensive (income) loss, before
     income tax............................................... $  2,941  $  2,432  $    722   $   442
                                                               ========  ========  ========   =======
Accumulated Benefit Obligation................................ $  8,381  $  7,438       N/A       N/A
                                                               ========  ========

-----------

(1)Includes non-qualified unfunded plans, for which the aggregate projected benefit obligation was $1.1 billion and $997 million at December 31, 2012 and 2011, respectively.

(2)During 2011, the Company became the sole sponsor of a certain qualified defined pension plan. Accordingly, the Company transitioned its accounting for that plan from a multiemployer to a single employer plan as of December 31, 2011.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The aggregate pension accumulated benefit obligation and aggregate fair value of plan assets for pension benefit plans with accumulated benefit obligations in excess of plan assets was as follows:

                                                  December 31,
                                                 ---------------
                                                  2012    2011
                                                 ------- -------
                                                  (In millions)
                Projected benefit obligations... $ 1,282 $ 1,129
                Accumulated benefit obligations. $ 1,127 $ 1,011
                Fair value of plan assets....... $   123 $   110

  Information for pension and other postretirement benefit plans with a projected benefit obligation in excess of plan assets were as follows:

                                                             Other
                                            Pension     Postretirement
                                           Benefits        Benefits
                                        --------------- ---------------
                                                 December 31,
                                        -------------------------------
                                         2012    2011    2012    2011
                                        ------- ------- ------- -------
                                                 (In millions)
         Projected benefit obligations. $ 8,937 $ 7,867 $ 2,402 $ 2,106
         Fair value of plan assets..... $ 7,390 $ 6,699 $ 1,320 $ 1,240

 Net Periodic Benefit Costs

  Net periodic benefit cost is determined using management estimates and actuarial assumptions to derive service cost, interest cost, and expected return on plan assets for a particular year. Net periodic benefit cost also includes the applicable amortization of net actuarial gains (losses) and amortization of any prior service cost (credit).

  The obligations and expenses associated with these plans require an extensive use of assumptions such as the discount rate, expected rate of return on plan assets, rate of future compensation increases, healthcare cost trend rates, as well as assumptions regarding participant demographics such as rate and age of retirements, withdrawal rates and mortality. Management, in consultation with its external consulting actuarial firms, determines these assumptions based upon a variety of factors such as historical performance of the plan and its assets, currently available market and industry data and expected benefit payout streams. The assumptions used may differ materially from actual results due to, among other factors, changing market and economic conditions and changes in participant demographics. These differences may have a significant effect on the Company's consolidated financial statements and liquidity.

  Net periodic pension costs and net periodic other postretirement benefit plan costs are comprised of the following:

  . Service Costs -- Service costs are the increase in the projected (expected) PBO resulting from benefits payable to employees of the Company on service rendered during the current year.

  . Interest Costs -- Interest costs are the time value adjustment on the projected (expected) PBO at the end of each year.

  . Settlement and Curtailment Costs -- The aggregate amount of net gains (losses) recognized in net periodic benefit costs due to settlements and curtailments. Settlements result from actions that relieve/eliminate the

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

      plan's responsibility for benefit obligations or risks associated with the obligations or assets used for the settlement. Curtailments result from an event that significantly reduces/eliminates plan participants' expected years of future services or benefit accruals.

  . Expected Return on Plan Assets -- Expected return on plan assets is the assumed return earned by the accumulated pension and other postretirement fund assets in a particular year.

  . Amortization of Net Actuarial Gains (Losses) -- Actuarial gains and losses result from differences between the actual experience and the expected experience on pension and other postretirement plan assets or projected (expected) PBO during a particular period. These gains and losses are accumulated and, to the extent they exceed 10% of the greater of the PBO or the fair value of plan assets, the excess is amortized into pension and other postretirement benefit costs over the expected service years of the employees.

  . Amortization of Prior Service Costs (Credit) -- These costs relate to the recognition of increases or decreases in pension and other postretirement benefit obligation due to amendments in plans or initiation of new plans. These increases or decreases in obligation are recognized in AOCI at the time of the amendment. These costs are then amortized to pension and other postretirement benefit costs over the expected service years of the employees affected by the change.

  The Company's proportionate share of components of net periodic benefit costs and other changes in plan assets and benefit obligations recognized in OCI were as follows:

                                                          Pension Benefits   Other Postretirement Benefits
                                                        -------------------  ----------------------------
                                                                Years Ended December 31,
                                                        -------------------------------------------------
                                                         2012   2011   2010    2012      2011      2010
                                                        -----  -----  -----  ------    ------    ------
                                                                      (In millions)
Net Periodic Benefit Costs:
 Service costs......................................... $ 190  $ 165  $ 150  $  30     $  16      $ 17
 Interest costs........................................   374    384    375     95       107       111
 Settlement and curtailment costs......................    --     --      8     --        --        --
 Expected return on plan assets........................  (448)  (423)  (422)   (75)      (76)      (79)
 Amortization of net actuarial (gains) losses..........   182    189    192     52        42        38
 Amortization of prior service costs (credit)..........     6      3      6    (95)     (108)      (83)
                                                        -----  -----  -----  -----     -----      ----
   Total net periodic benefit costs (credit)...........   304    318    309      7       (19)        4
                                                        -----  -----  -----  -----     -----      ----
Other Changes in Plan Assets and Benefit
  Obligations Recognized in Other Comprehensive
  Income (Loss):
 Net actuarial (gains) losses..........................   705    532     24    232       264        49
 Prior service costs (credit)..........................    --     18     --     --        --       (81)
 Amortization of net actuarial gains (losses)..........  (189)  (189)  (192)   (57)      (42)      (38)
 Amortization of prior service (costs) credit..........    (6)    (3)    (6)   104       108        83
                                                        -----  -----  -----  -----     -----      ----
   Total recognized in other comprehensive income
     (loss)............................................   510    358   (174)   279       330        13
                                                        -----  -----  -----  -----     -----      ----
     Total recognized in net periodic benefit costs
       and other comprehensive income (loss)........... $ 814  $ 676  $ 135  $ 286     $ 311      $ 17
                                                        =====  =====  =====  =====     =====      ====

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  For the year ended December 31, 2012, included within OCI were other changes in plan assets and benefit obligations associated with pension benefits of $510 million and other postretirement benefits of $279 million for an aggregate reduction in OCI of $789 million before income tax and $512 million, net of income tax.

  The estimated net actuarial (gains) losses and prior service costs (credit) for the pension plans and the defined benefit other postretirement benefit plans that will be amortized from AOCI into net periodic benefit costs over the next year are $216 million and $6 million, and $73 million and ($75) million, respectively.

  The Medicare Modernization Act of 2003 created various subsidies for sponsors of retiree drug programs. Two common ways of providing subsidies were the Retiree Drug Subsidy ("RDS") and Medicare Part D Prescription Drug Plans ("PDP"). From 2006 through 2010, the Company applied for and received the RDS each year. The RDS program provides the subsidy through cash payments made by Medicare to the Company, resulting in smaller net claims paid by the Company. A summary of the reduction to the APBO and the related reduction to the components of net periodic other postretirement benefits plan costs resulting from receipt of the RDS is presented below. As of January 1, 2011, as a result of changes made under the Patient Protection and Affordable Care Act of 2010, the Company, no longer applies for the RDS. Instead it has joined PDP and will indirectly receive Medicare subsidies in the form of smaller gross benefit payments for prescription drug coverage.

                                                                    December 31, 2010
                                                                    -----------------
                                                                      (In millions)
Cumulative reduction in other postretirement benefits obligations:
 Balance at January 1,.............................................       $ 247
 Service costs.....................................................           3
 Interest costs....................................................          16
 Net actuarial (gains) losses......................................        (255)
 Expected prescription drug subsidy................................         (11)
                                                                          -----
 Balance at December 31,...........................................       $  --
                                                                          =====

                                                                  Year Ended
                                                               December 31, 2010
                                                               -----------------
                                                                 (In millions)
Reduction in net periodic other postretirement benefit costs:
 Service costs................................................       $  3
 Interest costs...............................................         16
 Amortization of net actuarial (gains) losses.................         10
                                                                     ----
   Total reduction in net periodic benefit costs..............       $ 29
                                                                     ====

  The Company did not receive subsidies for the year ended December 31, 2012. The Company received subsidies of $3 million and $8 million for the years ended December 31, 2011 and 2010, respectively.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


 Assumptions

  Assumptions used in determining benefit obligations were as follows:

                                        Pension Benefits     Other Postretirement Benefits
                                     ----------------------- ----------------------------
                                                 December 31,
                                     ----------------------------------------------------
                                         2012        2011      2012           2011
                                     ----------  ----------- ------         ------
     Weighted average discount rate.    4.20%       4.95%    4.20%           4.95%
     Rate of compensation increase.. 3.50%-7.50% 3.50%-7.50%  N/A             N/A

  Assumptions used in determining net periodic benefit costs were as follows:

                                            Pension Benefits           Other Postretirement Benefits
                                   ----------------------------------  ----------------------------
                                                         December 31,
                                   ----------------------------------------------------------------
                                       2012        2011        2010      2012      2011      2010
                                   ----------  ----------  ----------  ------    ------    ------
Weighted average discount rate....    4.95%       5.80%       6.25%     4.95%     5.80%     6.25%
Weighted average expected rate of
  return on plan assets...........    7.00%       7.25%       8.00%     6.26%     7.25%     7.20%
Rate of compensation increase..... 3.50%-7.50% 3.50%-7.50% 3.50%-7.50%   N/A       N/A       N/A

  The weighted average discount rate is determined annually based on the yield, measured on a yield to worst basis, of a hypothetical portfolio constructed of high quality debt instruments available on the valuation date, which would provide the necessary future cash flows to pay the aggregate projected benefit obligation when due.

  The weighted average expected rate of return on plan assets is based on anticipated performance of the various asset sectors in which the plan invests, weighted by target allocation percentages. Anticipated future performance is based on long-term historical returns of the plan assets by sector, adjusted for the Company's long-term expectations on the performance of the markets. While the precise expected rate of return derived using this approach will fluctuate from year to year, the Company's policy is to hold this long-term assumption constant as long as it remains within reasonable tolerance from the derived rate.

  The weighted average expected rate of return on plan assets for use in that plan's valuation in 2013 is currently anticipated to be 6.25% for pension benefits and 5.75% for other postretirement benefits.

  The assumed healthcare costs trend rates used in measuring the APBO and net periodic benefit costs were as follows:

                                                                 December 31,
                                       -----------------------------------------------------------------
                                                    2012                             2011
                                       -------------------------------- --------------------------------
Pre-and Post-Medicare eligible claims. 7.8% in 2013, gradually          7.3% in 2012, gradually
                                       decreasing each year until 2094  decreasing each year until 2083
                                       reaching the ultimate rate of    reaching the ultimate rate of
                                       4.4% for Pre-Medicare and        4.3%.
                                       4.6% for Post-Medicare.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Assumed healthcare costs trend rates may have a significant effect on the amounts reported for healthcare plans. A 1% change in assumed healthcare costs trend rates would have the following effects as of December 31, 2012:

                                                          One Percent One Percent
                                                           Increase    Decrease
                                                          ----------- -----------
                                                               (In millions)
Effect on total of service and interest costs components.    $  17      $  (14)
Effect of accumulated postretirement benefit obligations.    $ 309      $ (252)

 Plan Assets

  The pension and other postretirement benefit plan assets are categorized into a three-level fair value hierarchy, as defined in Note 10, based upon the significant input with the lowest level in its valuation. The following summarizes the types of assets included within the three-level fair value hierarchy presented below.

  Level 1This category includes investments in fixed maturity securities, equity securities, derivative assets, and short-term investments which have unadjusted quoted market prices in active markets for identical assets and liabilities.

  Level 2This category includes certain separate accounts that are primarily invested in liquid and readily marketable securities. The estimated fair value of such separate account is based upon reported NAV provided by fund managers and this value represents the amount at which transfers into and out of the respective separate account are effected. These separate accounts provide reasonable levels of price transparency and can be corroborated through observable market data.

         Certain separate accounts are invested in investment partnerships designated as hedge funds. The values for these separate accounts is determined monthly based on the NAV of the underlying hedge fund investment. Additionally, such hedge funds generally contain lock out or other waiting period provisions for redemption requests to be filled. While the reporting and redemption restrictions may limit the frequency of trading activity in separate accounts invested in hedge funds, the reported NAV, and thus the referenced value of the separate account, provides a reasonable level of price transparency that can be corroborated through observable market data.

         Directly held investments are primarily invested in U.S. and foreign government and corporate securities.

  Level 3This category includes separate accounts that are invested in fixed maturity securities, equity securities, derivative assets and other investments that provide little or no price transparency due to the infrequency with which the underlying assets trade and generally require additional time to liquidate in an orderly manner. Accordingly, the values for separate accounts invested in these alternative asset classes are based on inputs that cannot be readily derived from or corroborated by observable market data.

  The Company provides employees with benefits under various Employee Retirement Income Security Act of 1974 ("ERISA") benefit plans. These include qualified pension plans, postretirement medical plans and certain retiree life insurance coverage. The assets of the Company's qualified pension plans are held in insurance group annuity contracts, and the vast majority of the assets of the postretirement medical plan and backing the retiree

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

life coverage are held in insurance contracts. All of these contracts are issued by the Company and the assets under the contracts are held in insurance separate accounts that have been established by the Company. The underlying assets of the separate accounts are principally comprised of cash and cash equivalents, short term investments, fixed maturity and equity securities, derivatives, real estate, private equity investments and hedge fund investments.

  The insurance contract provider engages investment management firms ("Managers") to serve as sub-advisors for the separate accounts based on the specific investment needs and requests identified by the plan fiduciary. These Managers have portfolio management discretion over the purchasing and selling of securities and other investment assets pursuant to the respective investment management agreements and guidelines established for each insurance separate account. The assets of the qualified pension plans and postretirement medical plans (the "Invested Plans") are well diversified across multiple asset categories and across a number of different Managers, with the intent of minimizing risk concentrations within any given asset category or with any given Manager.

  The Invested Plans, other than those held in participant directed investment accounts, are managed in accordance with investment policies consistent with the longer-term nature of related benefit obligations and within prudent risk parameters. Specifically, investment policies are oriented toward
(i) maximizing the Invested Plan's funded status; (ii) minimizing the volatility of the Invested Plan's funded status; (iii) generating asset returns that exceed liability increases; and (iv) targeting rates of return in excess of a custom benchmark and industry standards over appropriate reference time periods. These goals are expected to be met through identifying appropriate and diversified asset classes and allocations, ensuring adequate liquidity to pay benefits and expenses when due and controlling the costs of administering and managing the Invested Plan's investments. Independent investment consultants are periodically used to evaluate the investment risk of Invested Plan's assets relative to liabilities, analyze the economic and portfolio impact of various asset allocations and management strategies and to recommend asset allocations.

  Derivative contracts may be used to reduce investment risk, to manage duration and to replicate the risk/return profile of an asset or asset class. Derivatives may not be used to leverage a portfolio in any manner, such as to magnify exposure to an asset, asset class, interest rates or any other financial variable. Derivatives are also prohibited for use in creating exposures to securities, currencies, indices or any other financial variable that are otherwise restricted.

  The table below summarizes the actual weighted average allocation of the fair value of total plan assets by asset class at December 31 for the years indicated and the approved target allocation by major asset class at December 31, 2012 for the Invested Plans:

                                     Pension             Postretirement Medical     Postretirement Life
                               ------------------------  -----------------------    ------------------------
                                       Actual Allocation          Actual Allocation         Actual Allocation
                                       ----------------           --------------            ----------------
                                Target  2012     2011     Target   2012      2011    Target  2012     2011
                               ------- -----    -----    -------  -----     -----   ------- -----    -----
Asset Class:
Fixed maturity securities (1).   75%     69%      61%      70%      63%       62%       0%    --%      --%
Equity securities (2).........   12%     21%      24%      30%      37%       37%       0%    --%      --%
Alternative securities (3)....   13%     10%      15%       0%      --%        1%     100%   100%     100%
                                        ---      ---               ---       ---             ---      ---
 Total assets.................          100%     100%              100%      100%            100%     100%
                                        ===      ===               ===       ===             ===      ===

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


-----------

(1)Fixed maturity securities include ABS, collateralized mortgage obligations, corporate, federal agency, foreign bonds, mortgage-backed securities, municipals, preferred stocks and U.S. government bonds. Certain prior year amounts have been reclassified from alternative securities into fixed maturity securities to conform to the current year presentation.

(2)Equity securities primarily include common stock of U.S. companies.

(3)Alternative securities primarily include derivative assets, money market securities, short-term investments and other investments. Postretirement life's target and actual allocation of plan assets are all in short-term investments.

  The pension and postretirement plan assets measured at estimated fair value on a recurring basis were determined as described in "-- Plan Assets." These estimated fair values and their corresponding placement in the fair value hierarchy are summarized as follows:

                                                                December 31, 2012
                                    -------------------------------------------------------------------------
                                              Pension Benefits              Other Postretirement Benefits
                                    ------------------------------------ ------------------------------------
                                    Fair Value Measurements at           Fair Value Measurements at
                                       Reporting Date Using                 Reporting Date Using
                                    --------------------------           --------------------------
                                                                 Total                                Total
                                                               Estimated                            Estimated
                                                                 Fair                                 Fair
                                     Level 1  Level 2  Level 3   Value    Level 1  Level 2  Level 3   Value
                                    -------- -------- -------- --------- -------- -------- -------- ---------
                                                                  (In millions)
Assets:
Fixed maturity securities:
 Corporate......................... $    --  $ 2,119   $  18    $ 2,137   $  --    $ 165     $ 4     $   169
 U.S. government bonds.............   1,082      150      --      1,232     175        3      --         178
 Foreign bonds.....................      --      714       7        721      --       51      --          51
 Federal agencies..................       1      314      --        315      --       26      --          26
 Municipals........................      --      242      --        242      --       70       1          71
 Other (1).........................      --      460       7        467      --       55       3          58
                                    -------  -------   -----    -------   -----    -----     ---     -------
   Total fixed maturity securities.   1,083    3,999      32      5,114     175      370       8         553
                                    -------  -------   -----    -------   -----    -----     ---     -------
Equity securities:
 Common stock - domestic...........   1,024       36     129      1,189     249        1      --         250
 Common stock - foreign............     339       --      --        339      83       --      --          83
                                    -------  -------   -----    -------   -----    -----     ---     -------
   Total equity securities.........   1,363       36     129      1,528     332        1      --         333
                                    -------  -------   -----    -------   -----    -----     ---     -------
Other investments..................      --      110     419        529      --       --      --          --
Short-term investments.............      --      200      --        200      --      432      --         432
Money market securities............       2        9      --         11       1       --      --           1
Derivative assets..................      --        7       1          8      --        1      --           1
                                    -------  -------   -----    -------   -----    -----     ---     -------
   Total assets.................... $ 2,448  $ 4,361   $ 581    $ 7,390   $ 508    $ 804     $ 8     $ 1,320
                                    =======  =======   =====    =======   =====    =====     ===     =======

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


                                                                December 31, 2011
                                    -------------------------------------------------------------------------
                                              Pension Benefits              Other Postretirement Benefits
                                    ------------------------------------ ------------------------------------
                                    Fair Value Measurements at           Fair Value Measurements at
                                       Reporting Date Using                 Reporting Date Using
                                    --------------------------           --------------------------
                                                                 Total                                Total
                                                               Estimated                            Estimated
                                                                 Fair                                 Fair
                                     Level 1  Level 2  Level 3   Value    Level 1  Level 2  Level 3   Value
                                    -------- -------- -------- --------- -------- -------- -------- ---------
                                                                  (In millions)
Assets:
Fixed maturity securities:
 Corporate......................... $    --  $ 1,820   $  30    $ 1,850   $  --    $ 139     $  4    $   143
 U.S. government bonds.............     949      176      --      1,125     160        1       --        161
 Foreign bonds.....................      --      200       5        205      --       13       --         13
 Federal agencies..................       1      270      --        271      --       29       --         29
 Municipals........................      --      174      --        174      --       59        1         60
 Other (1).........................      --      445       2        447      --       84        5         89
                                    -------  -------   -----    -------   -----    -----     ----    -------
   Total fixed maturity securities.     950    3,085      37      4,072     160      325       10        495
                                    -------  -------   -----    -------   -----    -----     ----    -------
Equity securities:
 Common stock - domestic...........   1,082       36     194      1,312     240        2       --        242
 Common stock - foreign............     271       --      --        271      55       --       --         55
                                    -------  -------   -----    -------   -----    -----     ----    -------
   Total equity securities.........   1,353       36     194      1,583     295        2       --        297
                                    -------  -------   -----    -------   -----    -----     ----    -------
Other investments..................      --       65     501        566      --       --       --         --
Short-term investments.............       4      378      --        382       6      435       --        441
Money market securities............       2       --      --          2      --        1       --          1
Derivative assets..................      28        9       4         41      --       --        1          1
Other receivables..................      --       45      --         45      --        4       --          4
Securities receivable..............      --        8      --          8      --        1       --          1
                                    -------  -------   -----    -------   -----    -----     ----    -------
   Total assets.................... $ 2,337  $ 3,626   $ 736    $ 6,699   $ 461    $ 768     $ 11    $ 1,240
                                    =======  =======   =====    =======   =====    =====     ====    =======

-----------

(1)Other primarily includes mortgage-backed securities, collateralized mortgage obligations, and ABS. The prior year amounts have been reclassified into fixed maturity securities to conform to the current year presentation.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  A rollforward of all pension and other postretirement benefit plan assets measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs was as follows:

                                      Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                      -------------------------------------------------------------------------------------------------------
                                             Pension Benefits                              Other Postretirement Benefits
                      -------------------------------------------------------------  ----------------------------------------
                            Fixed Maturity          Equity                                   Fixed Maturity
                              Securities:         Securities:                                 Securities:
                      --------------------------- -----------                        -----------------------------
                                                    Common
                                Foreign             Stock-       Other    Derivative                                Derivative
                      Corporate  Bonds  Other (1)  Domestic   Investments   Assets   Corporate Municipals Other (1)   Assets
                      --------- ------- --------- ----------- ----------- ---------- --------- ---------- --------- ----------
                                                                   (In millions)
Year Ended
 December 31, 2012:
Balance, January 1,..   $  30    $  5     $  2       $ 194       $ 501       $  4      $  4       $  1      $  5       $  1
Realized gains
 (losses)............      --      --       --         (25)         52          4        --         --        (2)         2
Unrealized gains
 (losses)............      (1)      8        1           9         (38)        (6)       --         --         2         (2)
Purchases, sales,
 issuances and
 settlements, net....     (11)     (6)       4         (49)        (96)        (1)       --         --        (2)        (1)
Transfers into
 and/or out of
 Level 3.............      --      --       --          --          --         --        --         --        --         --
                        -----    ----     ----       -----       -----       ----      ----       ----      ----       ----
Balance, December 31,   $  18    $  7     $  7       $ 129       $ 419       $  1      $  4       $  1      $  3       $ --
                        =====    ====     ====       =====       =====       ====      ====       ====      ====       ====

                                      Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                      --------------------------------------------------------------------------------------------------------
                                             Pension Benefits                              Other Postretirement Benefits
                      -------------------------------------------------------------  -----------------------------------------
                                                    Equity
                      Fixed Maturity Securities:  Securities:                          Fixed Maturity Securities:
                      --------------------------  -----------                        -----------------------------
                                                    Common
                                Foreign             Stock-       Other    Derivative                                Derivative
                      Corporate  Bonds  Other (1)  Domestic   Investments   Assets   Corporate Municipals Other (1)   Assets
                      --------- ------- --------- ----------- ----------- ---------- --------- ---------- --------- ----------
                                                                   (In millions)
Year Ended
 December 31, 2011:
Balance, January 1,..   $  45    $  4     $  2       $ 228       $ 446       $ (1)     $  4       $  1      $  6       $ --
Realized gains
 (losses)............      --      --       (1)        (57)         80          1        --         --        (1)        --
Unrealized gains
 (losses)............      (3)     (2)       1         110          42          6        --         --         1          1
Purchases, sales,
 issuances and
 settlements, net....     (13)      3       (1)        (87)        (67)        (2)       --         --        (1)        --
Transfers into
 and/or out of
 Level 3.............       1      --        1          --          --         --        --         --        --         --
                        -----    ----     ----       -----       -----       ----      ----       ----      ----       ----
Balance, December 31,   $  30    $  5     $  2       $ 194       $ 501       $  4      $  4       $  1      $  5       $  1
                        =====    ====     ====       =====       =====       ====      ====       ====      ====       ====

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


                                            Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                 --------------------------------------------------------------------------------------------
                                                        Pension Benefits                        Other Postretirement Benefits
                                 -------------------------------------------------------------  -----------------------------
                                       Fixed Maturity          Equity                                   Fixed Maturity
                                         Securities:         Securities:                                 Securities:
                                 --------------------------  -----------                        -----------------------------
                                                               Common
                                           Foreign             Stock-       Other    Derivative
                                 Corporate  Bonds  Other (1)  Domestic   Investments   Assets   Corporate Municipals Other (1)
                                 --------- ------- --------- ----------- ----------- ---------- --------- ---------- ---------
                                                                         (In millions)
Year Ended December 31,
 2010:
Balance, January 1,.............   $  64    $  5     $  66      $ 229       $ 354       $ --      $ --       $ --      $  9
Realized gains (losses).........      --      --       (11)        --          74          2        --         --        (4)
Unrealized gains (losses).......       7       1        13         (2)         (4)        (2)        1         --         1
Purchases, sales, issuances and
 settlements, net...............     (17)     (2)      (67)         1          22         (1)       --         --        (1)
Transfers into and/or out of
 Level 3........................      (9)     --         1         --          --         --         3          1         1
                                   -----    ----     -----      -----       -----       ----      ----       ----      ----
Balance, December 31,...........   $  45    $  4     $   2      $ 228       $ 446       $ (1)     $  4       $  1      $  6
                                   =====    ====     =====      =====       =====       ====      ====       ====      ====

-----------

(1)Other includes ABS and collateralized mortgage obligations.

 Expected Future Contributions and Benefit Payments

  It is the Company's practice to make contributions to the qualified pension plan to comply with minimum funding requirements of ERISA. In accordance with such practice, no contributions are required for 2013. The Company expects to make discretionary contributions to the qualified pension plan of $202 million in 2013. For information on employer contributions, see "--Obligations and Funded Status."

  Benefit payments due under the non-qualified pension plans are primarily funded from the Company's general assets as they become due under the provision of the plans, therefore benefit payments equal employer contributions. The Company expects to make contributions of $61 million to fund the benefit payments in 2013.

  Postretirement benefits are either: (i) not vested under law; (ii) a non-funded obligation of the Company; or (iii) both. Current regulations do not require funding for these benefits. The Company uses its general assets, net of participant's contributions, to pay postretirement medical claims as they come due in lieu of utilizing any plan assets. The Company expects to make contributions of $78 million towards benefit obligations in 2013 to pay postretirement medical claims.

  As noted previously, the Company no longer expects to receive the RDS under the Medicare Modernization Act of 2003 to partially offset payment of such benefits. Instead, the gross benefit payments that will be made under the PDP will already reflect subsidies.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Gross benefit payments for the next 10 years, which reflect expected future service where appropriate, are expected to be as follows:

                                               Other
                                  Pension  Postretirement
                                  Benefits    Benefits
                                  -------- --------------
                                       (In millions)
                       2013...... $   422      $ 113
                       2014...... $   457      $ 116
                       2015...... $   452      $ 118
                       2016...... $   468      $ 119
                       2017...... $   493      $ 120
                       2018-2022. $ 2,705      $ 617

 Additional Information

  As previously discussed, most of the assets of the pension and other postretirement benefit plans are held in group annuity and life insurance contracts issued by the Company. Total revenues from these contracts recognized in the consolidated statements of operations were $54 million, $47 million and $46 million for the years ended December 31, 2012, 2011 and 2010, respectively, and included policy charges and net investment income from investments backing the contracts and administrative fees. Total investment income (loss), including realized and unrealized gains (losses), credited to the account balances was $867 million, $885 million and $767 million for the years ended December 31, 2012, 2011 and 2010, respectively. The terms of these contracts are consistent in all material respects with those the Company offers to unaffiliated parties that are similarly situated.

Defined Contribution Plans

  The Company sponsors defined contribution plans for substantially all Company employees under which a portion of employee contributions are matched. The Company contributed $83 million, $73 million and $72 million for the years ended December 31, 2012, 2011 and 2010, respectively.

16.  Income Tax

  The provision for income tax from continuing operations was as follows:

                                                      Years Ended December 31,
                                                      -----------------------
                                                         2012     2011    2010
                                                      -------   ------- ------
                                                           (In millions)
   Current:
    Federal.......................................... $   675   $   551 $ 304
    State and local..................................       2         2     4
    Foreign..........................................     176       116    46
                                                      -------   ------- -----
      Subtotal.......................................     853       669   354
                                                      -------   ------- -----
   Deferred:
    Federal..........................................     346       769   346
    Foreign..........................................    (144)       22    69
                                                      -------   ------- -----
      Subtotal.......................................     202       791   415
                                                      -------   ------- -----
        Provision for income tax expense (benefit)... $ 1,055   $ 1,460 $ 769
                                                      =======   ======= =====

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The Company's income (loss) from continuing operations before income tax expense (benefit) from domestic and foreign operations were as follows:

                                                  Years Ended December 31,
                                                  -----------------------
                                                   2012     2011    2010
                                                  -------  ------- -------
                                                       (In millions)
       Income (loss) from continuing operations:
        Domestic................................. $ 3,153  $ 4,291 $ 2,212
        Foreign..................................     545      453     297
                                                  -------  ------- -------
          Total.................................. $ 3,698  $ 4,744 $ 2,509
                                                  =======  ======= =======

  The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations was as follows:

                                                   Years Ended December 31,
                                                   ------------------------
                                                     2012     2011    2010
                                                   -------  -------  ------
                                                         (In millions)
    Tax provision at U.S. statutory rate.......... $ 1,294  $ 1,660  $  878
    Tax effect of:
     Tax-exempt investment income.................    (118)    (102)   (100)
     State and local income tax...................       2        3       1
     Prior year tax...............................      10       10      48
     Tax credits..................................    (160)    (119)    (72)
     Foreign tax rate differential................       3        2      (2)
     Change in valuation allowance................      13       --      13
     Other, net...................................      11        6       3
                                                   -------  -------  ------
       Provision for income tax expense (benefit). $ 1,055  $ 1,460  $  769
                                                   =======  =======  ======

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                        December 31,
                                                     ------------------
                                                       2012      2011
                                                     --------  --------
                                                        (In millions)
       Deferred income tax assets:
        Policyholder liabilities and receivables.... $  2,495  $  2,558
        Net operating loss carryforwards............       35        26
        Employee benefits...........................    1,075       840
        Capital loss carryforwards..................       17        11
        Tax credit carryforwards....................      372       249
        Litigation-related and government mandated..      175       200
        Other.......................................      198        94
                                                     --------  --------
          Total gross deferred income tax assets....    4,367     3,978
        Less: Valuation allowance...................       52        38
                                                     --------  --------
          Total net deferred income tax assets......    4,315     3,940
                                                     --------  --------
       Deferred income tax liabilities:
        Investments, including derivatives..........    2,283     1,754
        DAC.........................................    1,629     1,876
        Net unrealized investment gains.............    3,412     2,617
        Other.......................................       27        17
                                                     --------  --------
          Total deferred income tax liabilities.....    7,351     6,264
                                                     --------  --------
          Net deferred income tax asset (liability). $ (3,036) $ (2,324)
                                                     ========  ========

  The following table sets forth the domestic, state, and foreign net operating and capital loss carryforwards for tax purposes at December 31, 2012:

            Net Operating Loss Carryforwards    Capital Loss Carryforwards
            -------------------------------- --------------------------------
               Amount        Expiration         Amount        Expiration
            ------------- ------------------ ------------- ------------------
            (In millions)                    (In millions)
  Domestic.     $ 30      Beginning in 2018      $ --      N/A
  Foreign..     $ 70      Beginning in 2027      $ 50      Beginning in 2014

  Tax credit carryforwards of $372 million at December 31, 2012 will expire beginning in 2021.

  The Company has recorded a valuation allowance increase related to tax benefits of $7 million related to certain state and foreign net operating loss carryforwards and an increase of $7 million related to certain foreign capital loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating and capital loss carryforwards and certain state net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable.

  The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. The Company is under continuous examination by the Internal

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction and subsidiary. The Company is no longer subject to U.S. federal, state and local, or foreign income tax examinations in major taxing jurisdictions for years prior to 2003, except for 2000 through 2002 where the IRS has disallowed certain tax credits claimed and the Company continues to protest. The IRS audit cycle for the years 2003 through 2006, which began in April 2010, is expected to conclude in 2013.

  The Company's liability for unrecognized tax benefits may increase or decrease in the next 12 months. A reasonable estimate of the increase or decrease cannot be made at this time. However, the Company continues to believe that the ultimate resolution of the pending issues will not result in a material change to its consolidated financial statements, although the resolution of income tax matters could impact the Company's effective tax rate for a particular future period

  A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

                                                                               Years Ended December 31,
                                                                               -----------------------
                                                                                2012     2011    2010
                                                                                -----   -----   -----
                                                                                  (In millions)
Balance at January 1,......................................................... $ 525    $ 499   $ 592
Additions for tax positions of prior years....................................    27       26       2
Reductions for tax positions of prior years...................................    (5)      --     (54)
Additions for tax positions of current year...................................    --        1       2
Reductions for tax positions of current year..................................    --       (1)     (1)
Settlements with tax authorities..............................................   (15)      --     (31)
Lapses of statutes of limitations.............................................    --       --     (11)
                                                                                -----   -----   -----
Balance at December 31,....................................................... $ 532    $ 525   $ 499
                                                                                =====   =====   =====
Unrecognized tax benefits that, if recognized would impact the effective rate. $ 466    $ 459   $ 432
                                                                                =====   =====   =====

  The Company classifies interest accrued related to unrecognized tax benefits in interest expense, included within other expenses, while penalties are included in income tax expense.

   Interest was as follows:

                                                                  Years Ended December 31,
                                                                  ------------------------
                                                                  2012     2011    2010
-                                                                 ----     ----    ----
                                                                  (In millions)
Interest recognized in the consolidated statements of operations. $ 8      $ 27    $ 27

                                                                           December 31,
                                                                           -------------
                                                                           2012   2011
                                                                           -----  -----
                                                                           (In millions)
Interest included in other liabilities in the consolidated balance sheets. $ 211  $ 203

  The Company had no penalties for the years ended December 31, 2012, 2011 and 2010.

  The U.S. Treasury Department and the IRS have indicated that they intend to address through regulations the methodology to be followed in determining the dividends received deduction ("DRD"), related to variable life

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

insurance and annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between the actual tax expense and expected amount determined using the federal statutory tax rate of 35%. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2012 and 2011, the Company recognized an income tax benefit of $70 million and $69 million, respectively, related to the separate account DRD. The 2012 benefit included a benefit of $2 million related to a true-up of the 2011 tax return. The 2011 benefit included a benefit of $4 million related to a true-up of the 2010 tax return.

17. Contingencies, Commitments and Guarantees

Contingencies

 Litigation

  The Company is a defendant in a large number of litigation matters. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

  Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

  The Company establishes liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities have been established for a number of the matters noted below. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated at December 31, 2012. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known to management, management does not believe any such charges are likely to have a material effect on the Company's financial position.

  Matters as to Which an Estimate Can Be Made

  For some of the matters disclosed below, the Company is able to estimate a reasonably possible range of loss. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

As of December 31, 2012, the Company estimates the aggregate range of reasonably possible losses in excess of amounts accrued for these matters to be $0 to $235 million.

  Matters as to Which an Estimate Cannot Be Made

  For other matters disclosed below, the Company is not currently able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation contingencies and updates its accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

  Asbestos-Related Claims

  Metropolitan Life Insurance Company is and has been a defendant in a large number of asbestos-related suits filed primarily in state courts. These suits principally allege that the plaintiff or plaintiffs suffered personal injury resulting from exposure to asbestos and seek both actual and punitive damages. Metropolitan Life Insurance Company has never engaged in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products nor has Metropolitan Life Insurance Company issued liability or workers' compensation insurance to companies in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products. The lawsuits principally have focused on allegations with respect to certain research, publication and other activities of one or more of Metropolitan Life Insurance Company's employees during the period from the 1920's through approximately the 1950's and allege that Metropolitan Life Insurance Company learned or should have learned of certain health risks posed by asbestos and, among other things, improperly publicized or failed to disclose those health risks. Metropolitan Life Insurance Company believes that it should not have legal liability in these cases. The outcome of most asbestos litigation matters, however, is uncertain and can be impacted by numerous variables, including differences in legal rulings in various jurisdictions, the nature of the alleged injury and factors unrelated to the ultimate legal merit of the claims asserted against Metropolitan Life Insurance Company. Metropolitan Life Insurance Company employs a number of resolution strategies to manage its asbestos loss exposure, including seeking resolution of pending litigation by judicial rulings and settling individual or groups of claims or lawsuits under appropriate circumstances.

  Claims asserted against Metropolitan Life Insurance Company have included negligence, intentional tort and conspiracy concerning the health risks associated with asbestos. Metropolitan Life Insurance Company's defenses (beyond denial of certain factual allegations) include that: (i) Metropolitan Life Insurance Company owed no duty to the plaintiffs-- it had no special relationship with the plaintiffs and did not manufacture, produce, distribute or sell the asbestos products that allegedly injured plaintiffs;
(ii) plaintiffs did not rely on any actions of Metropolitan Life Insurance Company; (iii) Metropolitan Life Insurance Company's conduct was not the cause of the plaintiffs' injuries; (iv) plaintiffs' exposure occurred after the dangers of asbestos were known; and (v) the applicable time with respect to filing suit has expired. During the course of the litigation, certain trial courts have granted motions dismissing claims against Metropolitan Life Insurance Company, while other trial courts have denied Metropolitan Life Insurance Company's motions to dismiss. There can be no assurance that Metropolitan Life Insurance Company will receive favorable decisions on motions in the future. While most cases brought to date have settled, Metropolitan Life Insurance Company intends to continue to defend aggressively against claims based on asbestos exposure, including defending claims at trials.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The approximate total number of asbestos personal injury claims pending against Metropolitan Life Insurance Company as of the dates indicated, the approximate number of new claims during the years ended on those dates and the approximate total settlement payments made to resolve asbestos personal injury claims at or during those years are set forth in the following table:

                                                        December 31,
                                                 --------------------------------------
                                                   2012          2011         2010
    -                                              --------     --------     --------
                                                 (In millions, except number of claims)
    Asbestos personal injury claims at year end.   65,812       66,747       68,513
    Number of new claims during the year........    5,303        4,972        5,670
    Settlement payments during the year (1)..... $   36.4     $   34.2     $   34.9

-----------

(1)Settlement payments represent payments made by Metropolitan Life Insurance Company during the year in connection with settlements made in that year and in prior years. Amounts do not include Metropolitan Life Insurance Company's attorneys' fees and expenses and do not reflect amounts received from insurance carriers.

  In 2009, Metropolitan Life Insurance Company received 3,910 new claims, ending the year with a total of 68,804 claims, and paid $37.6 million for settlements reached in 2009 and prior years. In 2008, Metropolitan Life Insurance Company received 5,063 new claims, ending the year with a total of 74,027 claims, and paid $99 million for settlements reached in 2008 and prior years. In 2007, Metropolitan Life Insurance Company received 7,161 new claims, ending the year with a total of 79,717 claims, and paid $28.2 million for settlements reached in 2007 and prior years. In 2006, Metropolitan Life Insurance Company received 7,870 new claims, ending the year with a total of 87,070 claims, and paid $35.5 million for settlements reached in 2006 and prior years. In 2005, Metropolitan Life Insurance Company received 18,500 new claims, ending the year with a total of 100,250 claims, and paid $74.3 million for settlements reached in 2005 and prior years. In 2004, Metropolitan Life Insurance Company received 23,900 new claims, ending the year with a total of 108,000 claims, and paid $85.5 million for settlements reached in 2004 and prior years. In 2003, Metropolitan Life Insurance Company received 58,750 new claims, ending the year with a total of 111,700 claims, and paid $84.2 million for settlements reached in 2003 and prior years. The number of asbestos cases that may be brought, the aggregate amount of any liability that Metropolitan Life Insurance Company may incur, and the total amount paid in settlements in any given year are uncertain and may vary significantly from year to year.

  The ability of Metropolitan Life Insurance Company to estimate its ultimate asbestos exposure is subject to considerable uncertainty, and the conditions impacting its liability can be dynamic and subject to change. The availability of reliable data is limited and it is difficult to predict the numerous variables that can affect liability estimates, including the number of future claims, the cost to resolve claims, the disease mix and severity of disease in pending and future claims, the impact of the number of new claims filed in a particular jurisdiction and variations in the law in the jurisdictions in which claims are filed, the possible impact of tort reform efforts, the willingness of courts to allow plaintiffs to pursue claims against Metropolitan Life Insurance Company when exposure to asbestos took place after the dangers of asbestos exposure were well known, and the impact of any possible future adverse verdicts and their amounts.

  The ability to make estimates regarding ultimate asbestos exposure declines significantly as the estimates relate to years further in the future. In the Company's judgment, there is a future point after which losses cease to be probable and reasonably estimable. It is reasonably possible that the Company's total exposure to asbestos

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

claims may be materially greater than the asbestos liability currently accrued and that future charges to income may be necessary. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material effect on the Company's financial position.

  The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for asbestos-related claims. Metropolitan Life Insurance Company's recorded asbestos liability is based on its estimation of the following elements, as informed by the facts presently known to it, its understanding of current law and its past experiences: (i) the probable and reasonably estimable liability for asbestos claims already asserted against Metropolitan Life Insurance Company, including claims settled but not yet paid; (ii) the probable and reasonably estimable liability for asbestos claims not yet asserted against Metropolitan Life Insurance Company, but which Metropolitan Life Insurance Company believes are reasonably probable of assertion; and (iii) the legal defense costs associated with the foregoing claims. Significant assumptions underlying Metropolitan Life Insurance Company's analysis of the adequacy of its recorded liability with respect to asbestos litigation include: (i) the number of future claims; (ii) the cost to resolve claims; and (iii) the cost to defend claims.

  Metropolitan Life Insurance Company reevaluates on a quarterly and annual basis its exposure from asbestos litigation, including studying its claims experience, reviewing external literature regarding asbestos claims experience in the United States, assessing relevant trends impacting asbestos liability and considering numerous variables that can affect its asbestos liability exposure on an overall or per claim basis. These variables include bankruptcies of other companies involved in asbestos litigation, legislative and judicial developments, the number of pending claims involving serious disease, the number of new claims filed against it and other defendants and the jurisdictions in which claims are pending. As previously disclosed, in 2002 Metropolitan Life Insurance Company increased its recorded liability for asbestos related claims by $402 million from $820 million to $1.2 billion. Based upon its regular reevaluation of its exposure from asbestos litigation, Metropolitan Life Insurance Company has updated its liability analysis for asbestos-related claims through December 31, 2012.

  Regulatory Matters

  The Company receives and responds to subpoenas or other inquiries from state regulators, including state insurance commissioners; state attorneys general or other state governmental authorities; federal regulators, including the U.S. Securities and Exchange Commission ("SEC"); federal governmental authorities, including congressional committees; and the Financial Industry Regulatory Authority ("FINRA") seeking a broad range of information. The issues involved in information requests and regulatory matters vary widely. The Company cooperates in these inquiries.

  United States of America v. EME Homer City Generation, L.P., et al. (W.D. Pa., filed January 4, 2011). On January 4, 2011, the U.S. commenced a civil action in United States District Court for the Western District of Pennsylvania against EME Homer City Generation L.P. ("EME Homer City"), Homer City OL6 LLC, and other defendants regarding the operations of the Homer City Generating Station, an electricity generating facility. At the time the action was commenced, Homer City OL6 LLC, an entity owned by Metropolitan Life Insurance Company, was a passive investor with a non-controlling interest in the electricity generating facility, which was solely operated by the lessee, EME Homer City. In a 2012 transaction, ownership of the electricity generating facility was transferred to Homer City Generation, L.P., and Homer City OL6 LLC was merged into Homer City Generation, L.P. Metropolitan Life Insurance Company is a limited partner in Homer City Generation, L.P. The complaint sought injunctive relief and assessment of civil penalties for alleged violations of the federal Clean Air

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

Act and Pennsylvania's State Implementation Plan. The alleged violations were the subject of Notices of Violations ("NOVs") that the Environmental Protection Agency ("EPA") issued to EME Homer City, Homer City OL6 LLC, and others in June 2008 and May 2010. On January 7, 2011, the United States District Court for the Western District of Pennsylvania granted the motion by the Pennsylvania Department of Environmental Protection and the State of New York to intervene in the lawsuit as additional plaintiffs. On February 16, 2011, the State of New Jersey filed an Intervenor's Complaint in the lawsuit. On October 12, 2011, the court issued an order dismissing the U.S.'s lawsuit with prejudice. The Government entities have appealed from the order granting defendants' motion to dismiss. EME Homer City acknowledged its obligation to indemnify the owners of the electricity generating facility for any claims relating to the NOVs. The Sierra Club, which in a February 13, 2012 letter to the operator and owners of the electricity generating facility had stated its intent to sue for alleged violations of the Clean Air Act, subsequently indicated that it does not intend to commence suit. As a result of the change in the ownership structure, the parties to the proceeding no longer include a subsidiary of Metropolitan Life Insurance Company.

  In the Matter of Chemform, Inc. Site, Pompano Beach, Broward County, Florida. In July 2010, the EPA advised Metropolitan Life Insurance Company that it believed payments were due under two settlement agreements, known as "Administrative Orders on Consent," that New England Mutual Life Insurance Company ("New England Mutual") signed in 1989 and 1992 with respect to the cleanup of a Superfund site in Florida (the "Chemform Site"). The EPA originally contacted Metropolitan Life Insurance Company (as successor to New England Mutual) and a third party in 2001, and advised that they owed additional clean-up costs for the Chemform Site. The matter was not resolved at that time. The EPA is requesting payment of an amount under $1 million from Metropolitan Life Insurance Company and such third party for past costs and an additional amount for future environmental testing costs at the Chemform Site. In June 2012, the EPA, Metropolitan Life Insurance Company and the third party executed an Administrative Order on Consent under which Metropolitan Life Insurance Company and the third party have agreed to be responsible for certain environmental testing at the Chemform site. The Company estimates that its costs for the environmental testing will not exceed $100,000. The June 2012 Administrative Order on Consent does not resolve the EPA's claim for past clean-up costs. The EPA may seek additional costs if the environmental testing identifies issues. The Company estimates that the aggregate cost to resolve this matter will not exceed $1 million.

  Metco Site, Hicksville, Nassau County, New York. On February 22, 2012, the New York State Department of Environmental Conservation ("Department of Environmental Conservation") issued a notice to Metropolitan Life Insurance Company, as purported successor in interest to New England Mutual, that it is a potentially responsible party with respect to hazardous substances and hazardous waste located on a property that New England Mutual owned for a time in 1978. Metropolitan Life Insurance Company has responded to the Department of Environmental Conservation and asserted that it is not a potentially responsible party under the law.

  Sales Practices Regulatory Matters. Regulatory authorities in a small number of states and FINRA, and occasionally the SEC, have had investigations or inquiries relating to sales of individual life insurance policies or annuities or other products by Metropolitan Life Insurance Company, NELICO, GALIC, and New England Securities Corporation. These investigations often focus on the conduct of particular financial services representatives and the sale of unregistered or unsuitable products or the misuse of client assets. Over the past several years, these and a number of investigations by other regulatory authorities were resolved for monetary payments and certain other relief, including restitution payments. The Company may continue to resolve investigations in a similar manner. The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for these sales practices related investigations or inquiries.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  Unclaimed Property Inquiries and Related Litigation

  In April 2012, MetLife, Inc., for itself and on behalf of entities including Metropolitan Life Insurance Company, reached agreements with representatives of the U.S. jurisdictions that were conducting audits of MetLife, Inc. and certain of its affiliates, including Metropolitan Life Insurance Company, for compliance with unclaimed property laws, and with state insurance regulators directly involved in a multistate targeted market conduct examination relating to claim-payment practices and compliance with unclaimed property laws. As of year-end 2012, the unclaimed property regulators of 39 states and the District of Columbia, and the insurance regulators of 48 states and the District of Columbia have accepted the respective agreements. Pursuant to the agreements, the Company will, among other things, take specified action to identify liabilities under life insurance, annuity, and retained asset contracts, to adopt specified procedures for seeking to contact and pay owners of the identified liabilities, and, to the extent that it is unable to locate such owners, to escheat these amounts with interest at a specified rate to the appropriate states. Additionally, the Company has agreed to accelerate the final date of certain industrial life policies and to escheat unclaimed benefits of such policies. Pursuant to the agreement to resolve the market conduct examination, MetLife, Inc. made a $40 million multistate examination payment, of which the Company's share is $33 million, to be allocated among the settling states. In the third quarter of 2011, Metropolitan Life Insurance Company incurred a $110 million after tax charge to increase reserves in connection with the Company's use of the U.S. Social Security Administration's Death Master File and similar databases to identify potential life insurance claims that had not been presented to the Company. In the first quarter of 2012, the Company recorded a $47 million after tax charge for the multistate examination payment and the expected acceleration of benefit payments to policyholders under the settlements. On September 20, 2012, the West Virginia Treasurer filed an action against Metropolitan Life Insurance Company in West Virginia state court (West Virginia ex rel. John D. Perdue v. Metropolitan Life Insurance Company, Circuit Court of Putnam County, Civil Action No. 12-C-295) alleging that the Company violated the West Virginia Uniform Unclaimed Property Act, seeking to compel compliance with the Act, and seeking payment of unclaimed property, interest, and penalties. On November 21, 2012 and January 9, 2013, the Treasurer filed substantially identical suits against NELICO and GALIC, respectively. At least one other jurisdiction is pursuing a similar market conduct examination concerning compliance with unclaimed property statutes. It is possible that other jurisdictions may pursue similar examinations, audits, or lawsuits and that such actions may result in additional payments to beneficiaries, additional escheatment of funds deemed abandoned under state laws, administrative penalties, interest, and/or further changes to the Company's procedures. The Company is not currently able to estimate these additional possible costs.

  Total Asset Recovery Services, LLC on behalf of the State of Minnesota v. MetLife, Inc., et. al. (District Court, County of Hennepin, MN, filed
January 31, 2011). Alleging that MetLife, Inc. and another company violated the Minnesota Uniform Disposition of Unclaimed Property Act by failing to escheat to Minnesota benefits of 584 life insurance contracts, the Relator brought an action under the Minnesota False Claims Act seeking to recover damages on behalf of Minnesota. The action was sealed by court order until March 22, 2012. The Relator alleged that the aggregate damages, including statutory damages and treble damages, are $228 million. The Relator did not allocate this claimed damage amount between MetLife, Inc. and the other defendant. On December 31, 2012, the court granted motions by MetLife, Inc. and the other defendant to dismiss the action.

  Total Asset Recovery Services, LLC on behalf of the State of Florida v. MetLife, Inc., et. al. (Cir. Ct. Leon County, FL, filed October 27, 2010). Alleging that MetLife, Inc. and two other companies have violated the Florida Disposition of Unclaimed Property law by failing to escheat to Florida benefits of 9,022 life insurance contracts, the Relator has brought an action under the Florida False Claims act seeking to recover damages on behalf of Florida. The action has been sealed by court order until December 17, 2012. The relator alleges that the

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

aggregate damages, including statutory damages and treble damages, are $3.2 billion. The Relator does not allocate this claimed damage amount between MetLife, Inc. and the other defendants. The Relator also bases its damage calculation in part on its assumption that the average face amount of the subject policies is $120,000. MetLife, Inc. strongly disputes this assumption, the Relator's alleged damages amounts, and other allegations in the complaint. On December 14, 2012, the Florida Attorney General apprised the court that the State of Florida declined to intervene in the action and noted that the allegations in the complaint ". . . are very similar (if not identical) to those raised in regulatory investigations of the defendants that predated the filing of the action" and that those regulatory investigations have been resolved. The Company intends to defend this action vigorously.

  Total Control Accounts Litigation

  Metropolitan Life Insurance Company is a defendant in a consolidated lawsuit related to its use of retained asset accounts, known as Total Control Accounts ("TCA"), as a settlement option for death benefits.

  Keife, et al. v. Metropolitan Life Insurance Company (D. Nev., filed in state court on July 30, 2010 and removed to federal court on September 7, 2010); and Simon v. Metropolitan Life Insurance Company. (D. Nev., filed November 3,
2011). These consolidated putative class action lawsuits raise breach of contract claims arising from Metropolitan Life Insurance Company's use of the TCA to pay life insurance benefits under the Federal Employees' Group Life Insurance program. On March 8, 2013, the court granted Metropolitan Life Insurance Company's motion for summary judgment. Plaintiffs have appealed that decision to the United States Court of Appeals for the Ninth Circuit.

  Various state regulators have also taken actions with respect to retained asset accounts. The New York Department of Financial Services issued a circular letter on March 29, 2012 stating that an insurer should only use a retained asset account when a policyholder or beneficiary affirmatively chooses to receive life insurance proceeds through such an account and providing for certain disclosures to a beneficiary, including that payment by a single check is an option. In connection with a market conduct exam, Metropolitan Life Insurance Company entered into a consent order with the Minnesota Department of Commerce regarding the Company's use of TCAs as a default option.

  The Company is unable to estimate the reasonably possible loss or range of loss arising from the TCA matters.

  Other Litigation

  Merrill Haviland, et al. v. Metropolitan Life Insurance Company (E.D. Mich., removed to federal court on July 22, 2011). This lawsuit was filed by 45 retired General Motors ("GM") employees against Metropolitan Life Insurance Company and the amended complaint includes claims for conversion, unjust enrichment, breach of contract, fraud, intentional infliction of emotional distress, fraudulent insurance acts, unfair trade practices, and ERISA claims based upon GM's 2009 reduction of the employees' life insurance coverage under GM's ERISA-governed plan. The complaint includes a count seeking class action status. Metropolitan Life Insurance Company is the insurer of GM's group life insurance plan and administers claims under the plan. According to the complaint, Metropolitan Life Insurance Company had previously provided plaintiffs with a "written guarantee" that their life insurance benefits under the GM plan would not be reduced for the rest of their lives. On June 26, 2012, the district court granted Metropolitan Life Insurance Company's motion to dismiss the complaint. Plaintiffs have appealed that decision to the United States Court of Appeals for the Sixth Circuit.

  McGuire v. Metropolitan Life Insurance Company (E.D. Mich., filed
February 22, 2012). This lawsuit was filed by the fiduciary for the Union Carbide Employees' Pension Plan and alleges that Metropolitan Life Insurance

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

Company, which issued annuity contracts to fund some of the benefits the Plan provides, engaged in transactions that ERISA prohibits and violated duties under ERISA and federal common law by determining that no dividends were payable with respect to the contracts from and after 1999. On September 26, 2012, the court denied Metropolitan Life Insurance Company's motion to dismiss the complaint. The parties have begun discovery.

  Sales Practices Claims. Over the past several years, the Company has faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. Some of the current cases seek substantial damages, including punitive and treble damages and attorneys' fees. The Company continues to vigorously defend against the claims in these matters. The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for sales practices matters.

  Sun Life Assurance Company of Canada v. Metropolitan Life Ins. Co. (Super. Ct., Ontario, October 2006). In 2006, Sun Life Assurance Company of Canada ("Sun Life"), as successor to the purchaser of Metropolitan Life Insurance Company's Canadian operations, filed this lawsuit in Toronto, seeking a declaration that Metropolitan Life Insurance Company remains liable for "market conduct claims" related to certain individual life insurance policies sold by Metropolitan Life Insurance Company and that have been transferred to Sun Life. Sun Life had asked that the court require Metropolitan Life Insurance Company to indemnify Sun Life for these claims pursuant to indemnity provisions in the sale agreement for the sale of Metropolitan Life Insurance Company's Canadian operations entered into in June of 1998. In January 2010, the court found that Sun Life had given timely notice of its claim for indemnification but, because it found that Sun Life had not yet incurred an indemnifiable loss, granted Metropolitan Life Insurance Company's motion for summary judgment. Both parties appealed. In September 2010, Sun Life notified Metropolitan Life Insurance Company that a purported class action lawsuit was filed against Sun Life in Toronto, Kang v. Sun Life Assurance Co. (Super. Ct., Ontario, September 2010), alleging sales practices claims regarding the same individual policies sold by Metropolitan Life Insurance Company and transferred to Sun Life. An amended class action complaint in that case was served on Sun Life, again without naming Metropolitan Life Insurance Company as a party. On August 30, 2011, Sun Life notified Metropolitan Life Insurance Company that a purported class action lawsuit was filed against Sun Life in Vancouver, Alamwala v. Sun Life Assurance Co. (Sup. Ct., British Columbia, August 2011), alleging sales practices claims regarding certain of the same policies sold by Metropolitan Life Insurance Company and transferred to Sun Life. Sun Life contends that Metropolitan Life Insurance Company is obligated to indemnify Sun Life for some or all of the claims in these lawsuits. The Company is unable to estimate the reasonably possible loss or range of loss arising from this litigation.

  Summary

  Putative or certified class action litigation and other litigation and claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

  It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters referred to previously, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's consolidated net income or cash flows in particular quarterly or annual periods.

 Insolvency Assessments

  Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

  Assets and liabilities held for insolvency assessments were as follows:

                                                                  December 31,
                                                                  -------------
                                                                  2012   2011
                                                                  -----  -----
                                                                  (In millions)
   Other Assets:
    Premium tax offset for future undiscounted assessments....... $  85  $  63
    Premium tax offsets currently available for paid assessments.    12     13
                                                                  -----  -----
                                                                  $  97  $  76
                                                                  =====  =====
   Other Liabilities:
    Insolvency assessments....................................... $ 136  $ 113
                                                                  =====  =====

Commitments

 Leases

  In accordance with industry practice, certain of the Company's income from lease agreements with retail tenants are contingent upon the level of the tenants' revenues. Additionally, the Company, as lessee, has entered into various lease and sublease agreements for office space, information technology and other equipment. Future minimum rental and sublease income, and minimum gross rental payments relating to these lease agreements are as follows:

                                                   Gross
                                  Rental Sublease  Rental
                                  Income  Income  Payments
                                  ------ -------- --------
                                       (In millions)
                      2013....... $ 345    $ 18    $ 181
                      2014....... $ 331    $ 15    $ 143
                      2015....... $ 291    $ 15    $ 133
                      2016....... $ 220    $ 15    $ 119
                      2017....... $ 180    $ 15    $ 103
                      Thereafter. $ 750    $ 80    $ 847

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


 Commitments to Fund Partnership Investments

  The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $2.2 billion and $2.5 billion at December 31, 2012 and 2011, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

 Mortgage Loan Commitments

  The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $2.7 billion and $2.3 billion at December 31, 2012 and 2011, respectively.

 Commitments to Fund Bank Credit Facilities, Bridge Loans and Private Corporate Bond Investments

  The Company commits to lend funds under bank credit facilities, bridge loans and private corporate bond investments. The amounts of these unfunded commitments were $971 million and $986 million at December 31, 2012 and 2011, respectively.

Guarantees

  In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from less than $1 million to $800 million, with a cumulative maximum of $1.0 billion, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

  In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

  The Company's recorded liabilities were $4 million at both December 31, 2012 and 2011, for indemnities, guarantees and commitments.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


18. Quarterly Results of Operations (Unaudited)

  The unaudited quarterly results of operations for 2012 and 2011 are summarized in the table below:

                                                                                Three Months Ended
                                                                  ---------------------------------------------
                                                                  March 31, June 30,  September 30, December 31,
-                                                                 --------- --------  ------------- ------------
                                                                                  (In millions)
2012
Total revenues...................................................  $ 7,635  $ 10,048    $  8,159      $ 10,204
Total expenses...................................................  $ 7,502  $  7,656    $  7,639      $  9,551
Income (loss) from continuing operations, net of income tax......  $   139  $  1,605    $    396      $    503
Income (loss) from discontinued operations, net of income tax....  $    14  $      3    $     --      $     23
Net income (loss)................................................  $   153  $  1,608    $    396      $    526
Less: Net income (loss) attributable to noncontrolling interests.  $    --  $      4    $     (6)     $      4
Net income (loss) attributable to Metropolitan Life
  Insurance Company..............................................  $   153  $  1,604    $    402      $    522
2011
Total revenues...................................................  $ 8,114  $  8,624    $ 10,445      $  8,440
Total expenses...................................................  $ 7,462  $  7,608    $  8,205      $  7,604
Income (loss) from continuing operations, net of income tax......  $   473  $    701    $  1,517      $    593
Income (loss) from discontinued operations, net of income tax....  $    21  $     30    $     19      $     (9)
Net income (loss)................................................  $   494  $    731    $  1,536      $    584
Less: Net income (loss) attributable to noncontrolling interests.  $    --  $     (5)   $      5      $     (8)
Net income (loss) attributable to Metropolitan Life
  Insurance Company..............................................  $   494  $    736    $  1,531      $    592

19. Related Party Transactions

Service Agreements

  The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include personnel, policy administrative functions and distribution services. For certain agreements, charges are based on various performance measures or activity-based costing. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual incidence of cost incurred by the Company and/or affiliate. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $2.6 billion, $2.8 billion and $2.7 billion for the years ended December 31, 2012, 2011 and 2010, respectively. Revenues received from affiliates related to these agreements recorded in universal life and investment-type product policy fees were $108 million, $94 million and $84 million for the years ended December 31, 2012, 2011 and 2010, respectively. Revenues received from affiliates related to these agreements recorded in other revenues were $113 million, $46 million and $34 million for the years ended December 31, 2012, 2011 and 2010, respectively.

  The Company also entered into agreements with affiliates to provide additional services necessary to conduct the affiliates' activities. Typical services provided under these agreements include management, policy administrative functions, investment advice and distribution services. Expenses incurred by the Company related to these agreements, included in other expenses, were $1.6 billion, $1.6 billion and $1.2 billion for the years ended December 31, 2012, 2011 and 2010, respectively, and were reimbursed to the Company by these affiliates.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


  The Company had net payables to affiliates of $346 million and $238 million at December 31, 2012 and 2011, respectively, related to the items discussed above. These payables exclude affiliated reinsurance balances discussed in
Note 6.

  See Notes 4, 8 and 12 for additional related party transactions.

20. Subsequent Events

Common Stock Dividend

   In May 2013, Metropolitan Life Insurance Company paid an ordinary cash dividend to MetLife, Inc. of $714 million.

Adoption of New Accounting Pronouncement

   Effective January 1, 2013, the Company adopted new guidance regarding comprehensive income that requires an entity to provide information about the amounts reclassified out of AOCI by component. The adoption was prospectively applied and, beginning with the first quarter of 2013, resulted in additional disclosures in Note 8.

Litigation

   Total Asset Recovery Services, LLC on behalf of the State of Florida v. MetLife, Inc., et. al. (Cir. Ct. Leon County, FL, filed October 27, 2010). On August 20, 2013, the court granted defendants' motions to dismiss the action. MetLife, Inc. does not know if the Relator intends to appeal.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule I

                    Consolidated Summary of Investments --
                   Other Than Investments in Related Parties
                               December 31, 2012
                                 (In millions)

                                                                                Amount at
                                                     Cost or       Estimated  Which Shown on
Types of Investments                            Amortized Cost (1) Fair Value Balance Sheet
--------------------                            ------------------ ---------- --------------
Fixed maturity securities:
 Bonds:
   Foreign government securities...............     $   3,052       $  4,135    $   4,135
   U.S. Treasury and agency securities.........        28,252         32,651       32,651
   Public utilities............................        14,947         17,651       17,651
   State and political subdivision securities..         5,554          6,720        6,720
   All other corporate bonds...................        70,297         78,048       78,048
                                                    ---------       --------    ---------
     Total bonds...............................       122,102        139,205      139,205
   Mortgage-backed and asset-backed securities.        41,081         42,936       42,936
   Redeemable preferred stock..................         1,574          1,535        1,535
                                                    ---------       --------    ---------
       Total fixed maturity securities.........       164,757        183,676      183,676
                                                    ---------       --------    ---------
Trading and fair value option securities.......           714            752          752
                                                    ---------       --------    ---------
Equity securities:
Common stock:
 Industrial, miscellaneous and all other.......         1,013          1,041        1,041
 Non-redeemable preferred stock................           528            458          458
                                                    ---------       --------    ---------
       Total equity securities.................         1,541          1,499        1,499
                                                    ---------       --------    ---------
Mortgage loans, net............................        44,657                      44,657
Policy loans...................................         8,364                       8,364
Real estate and real estate joint ventures.....         6,495                       6,495
Real estate acquired in satisfaction of debt...           342                         342
Other limited partnership interests............         4,508                       4,508
Short-term investments.........................         6,881                       6,881
Other invested assets..........................        12,479                      12,479
                                                    ---------                   ---------
        Total investments......................     $ 250,738                   $ 269,653
                                                    =========                   =========

-----------

(1)The Company's trading and fair value option securities portfolio is mainly comprised of fixed maturity and equity securities, including mutual funds and, to a lesser extent, short-term investments and cash and cash equivalents. Cost or amortized cost for fixed maturity securities and mortgage loans represents original cost reduced by repayments, valuation allowances and impairments from other-than-temporary declines in estimated fair value that are charged to earnings and adjusted for amortization of premiums or discounts; for equity securities, cost represents original cost reduced by impairments from other-than-temporary declines in estimated fair value; for real estate, cost represents original cost reduced by impairments and adjusted for valuation allowances and depreciation; for real estate joint ventures and other limited partnership interests cost represents original cost reduced for other-than-temporary impairments or original cost adjusted for equity in earnings and distributions.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                 Schedule III

               Consolidated Supplementary Insurance Information
                       December 31, 2012, 2011 and 2010
                                 (In millions)

                                              Future Policy Benefits,
                                               Other Policy-Related
                                                   Balances and       Policyholder Policyholder
                                      DAC and  Policyholder Dividend    Account     Dividends    Unearned
Segment                                VOBA         Obligation          Balances     Payable    Revenue (1)
------------------------------------- ------- ----------------------- ------------ ------------ -----------
2012
Retail............................... $ 5,407        $  64,757          $ 31,393      $ 610        $ 539
Group, Voluntary & Worksite Benefits.     337           19,599             8,918         --           --
Corporate Benefit Funding............      88           38,645            54,406         --           38
Corporate & Other....................      --              476                (1)        --           --
                                      -------        ---------          --------      -----        -----
 Total............................... $ 5,832        $ 123,477          $ 94,716      $ 610        $ 577
                                      =======        =========          ========      =====        =====
2011
Retail............................... $ 5,921        $  63,460          $ 31,811      $ 659        $ 556
Group, Voluntary & Worksite Benefits.     342           18,207             9,273         --           --
Corporate Benefit Funding............      76           36,004            47,748         --           47
Corporate & Other....................       2              457                24         --           --
                                      -------        ---------          --------      -----        -----
 Total............................... $ 6,341        $ 118,128          $ 88,856      $ 659        $ 603
                                      =======        =========          ========      =====        =====
2010
Retail............................... $ 6,346        $  60,947          $ 30,866      $ 722        $ 611
Group, Voluntary & Worksite Benefits.     354           17,044             9,676         --           --
Corporate Benefit Funding............      52           31,031            48,351         --           53
Corporate & Other....................       3              453                29         --           --
                                      -------        ---------          --------      -----        -----
 Total............................... $ 6,755        $ 109,475          $ 88,922      $ 722        $ 664
                                      =======        =========          ========      =====        =====

-----------

(1)Amounts are included within the future policy benefits, other policy-related balances and policyholder dividend obligation column.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                 Schedule III

        Consolidated Supplementary Insurance Information - (Continued)
                       December 31, 2012, 2011 and 2010

                                 (In millions)

                                                         Policyholder
                                                         Benefits and
                                                          Claims and     Amortization of
                                Premium        Net     Interest Credited  DAC and VOBA      Other
                              Revenue and   Investment  to Policyholder    Charged to     Operating   Premiums Written
Segment                      Policy Charges   Income   Account Balances  Other Expenses  Expenses (1) (Excluding Life)
---------------------------- -------------- ---------- ----------------- --------------- ------------ ----------------
2012
Retail......................    $  5,379     $  5,113      $  6,121           $ 948        $ 3,067        $   306
Group, Voluntary & Worksite
 Benefits...................      13,937        1,540        12,747              29          1,878          5,906
Corporate Benefit Funding...       2,802        4,636         5,792              12            421             --
Corporate & Other...........           1          563            (1)              2          1,332             --
                                --------     --------      --------           -----        -------        -------
  Total.....................    $ 22,119     $ 11,852      $ 24,659           $ 991        $ 6,698        $ 6,212
                                ========     ========      ========           =====        =======        =======
2011
Retail......................    $  5,397     $  5,183      $  6,099           $ 765        $ 3,302        $   296
Group, Voluntary & Worksite
 Benefits...................      13,117        1,545        12,058              95          1,753          5,385
Corporate Benefit Funding...       1,975        4,478         4,892              14            461             --
Corporate & Other...........           1          409             4               1          1,435             --
                                --------     --------      --------           -----        -------        -------
  Total.....................    $ 20,490     $ 11,615      $ 23,053           $ 875        $ 6,951        $ 5,681
                                ========     ========      ========           =====        =======        =======
2010
Retail......................    $  5,388     $  5,549      $  6,103           $ 697        $ 3,326        $   291
Group, Voluntary & Worksite
 Benefits...................      13,307        1,515        12,318              96          1,747          5,485
Corporate Benefit Funding...       1,898        4,341         4,827              15            451             --
Corporate & Other...........           1          176           (18)              1          1,392             --
                                --------     --------      --------           -----        -------        -------
  Total.....................    $ 20,594     $ 11,581      $ 23,230           $ 809        $ 6,916        $ 5,776
                                ========     ========      ========           =====        =======        =======

-----------

(1)Includes other expenses and policyholder dividends, excluding amortization of deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA") charged to other expenses.

                      Metropolitan Life Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule IV

                           Consolidated Reinsurance
                       December 31, 2012, 2011 and 2010
                                 (In millions)

                                                                              % Amount
                                                                              Assumed
                               Gross Amount    Ceded     Assumed  Net Amount   to Net
                               ------------ ----------- --------- ----------- --------
2012
Life insurance in-force....... $ 2,914,815  $ 1,968,858 $ 785,391 $ 1,731,348   45.4%
                               ===========  =========== ========= ===========
Insurance premium
Life insurance................ $    18,982  $       756 $     794 $    19,020    4.2%
Accident and health insurance.         839          535       556         860   64.6%
                               -----------  ----------- --------- -----------
 Total insurance premium...... $    19,821  $     1,291 $   1,350 $    19,880    6.8%
                               ===========  =========== ========= ===========
2011
Life insurance in-force....... $ 2,883,535  $ 1,863,263 $ 766,216 $ 1,786,489   42.9%
                               ===========  =========== ========= ===========
Insurance premium
Life insurance................ $    17,572  $       862 $     694 $    17,404    4.0%
Accident and health insurance.         863          525       546         884   61.8%
                               -----------  ----------- --------- -----------
 Total insurance premium...... $    18,435  $     1,387 $   1,240 $    18,288    6.8%
                               ===========  =========== ========= ===========
2010
Life insurance in-force....... $ 2,921,510  $ 1,964,103 $ 744,010 $ 1,701,416   43.7%
                               ===========  =========== ========= ===========
Insurance premium
Life insurance................ $    17,939  $       934 $     637 $    17,642    3.6%
Accident and health insurance.         854          495       518         877   59.1%
                               -----------  ----------- --------- -----------
 Total insurance premium...... $    18,793  $     1,429 $   1,155 $    18,519    6.2%
                               ===========  =========== ========= ===========

   For the year ended December 31, 2012, reinsurance ceded and assumed included affiliated transactions for life insurance in-force of $1,506.0 billion and $230.6 billion, respectively, and life insurance premiums of $54 million and $319 million, respectively. For the year ended December 31, 2011, reinsurance ceded and assumed included affiliated transactions for life insurance in-force of $1,379.4 billion and $189.6 billion, respectively, and life insurance premiums of $51 million and $169 million, respectively. For the year ended December 31, 2010, reinsurance ceded and assumed included affiliated transactions for life insurance in-force of $1,445.6 billion and $155.2 billion, respectively, and life insurance premiums of $63 million and $88 million, respectively.

                                    Part C

                               OTHER INFORMATION
                               -----------------

Item 24. Financial Statements and Exhibits

(a)Financial Statements


   The financial statements and financial highlights of each of the Investment Divisions of the Separate Account and the report of Independent Registered Public Accounting Firm thereto are contained in the Separate Account's Annual Report and are included in the Statement of Additional Information. The financial statements of each of the Investment Divisions of the Separate Account include:


    (1)Statements of Assets and Liabilities as of December 31, 2012

    (2)Statements of Operations for the year ended December 31, 2012

    (3)Statements of Changes in Net Assets for the years ended December 31, 2012 and 2011


    (4)Notes to the Financial Statements


   The consolidated financial statements and financial statement schedules of Metropolitan Life Insurance Company and subsidiaries and the report of Independent Registered Public Accounting Firm, are included in the Statement of Additional Information. The consolidated financial statements of Metropolitan Life Insurance Company and subsidiaries include:

    (1)Consolidated Balance Sheets as of December 31, 2012 and 2011

    (2)Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010

    (3)Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010


    (4)Consolidated Statements of Equity for the years ended December 31, 2012, 2011 and 2010


    (5)Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010


    (6)Notes to the Consolidated Financial Statements


(b)Exhibits


 Exhibit
  Number                              Description
  -------                             -----------

1.          Resolution of the Board of Directors of Metropolitan Life
            Insurance Company establishing Separate Account E. (Filed with
            Post-Effective Amendment No.19 to Registration Statement
            No.2-90380/811-04001 for Metropolitan Life Separate Account E on
            Form N-4 on February 27, 1996. As incorporated herein by reference.)

2.          Not Applicable

3(a).       Distribution and Principal Underwriting Agreement among the
            Registrant, Metropolitan Life Insurance Company and MetLife
            Investors Distribution Company. (Filed with Post-Effective
            Amendment No. 3 to Registration Statement No.
            333-133675/811-07534 for Paragon Separate Account B on Form N-6 on February 6, 2008. As incorporated herein by reference.)

3(b).       Form of Retail Sales Agreement (MLIDC Retail Sales Agreement
            7-1-05)(LTC). (Filed with Post-Effective Amendment No.13 to
            Registration Statement No. 333-83716/811-04001 for Metropolitan
            Life Separate Account E on Form N-4 on April 25, 2006. As incorporated herein by reference.)

3(b)(i).    Form of Enterprise Selling Agreement 02-10 (MetLife Investors
            Distribution Company Sales Agreement). (Filed with
            Post-Effective Amendment No.14 to Registration Statement File
            No. 333-83716/811-04001 for Metropolitan Life Separate Account E on Form N-4 on April 13, 2010. As incorporated herein by reference.)

3(b)(ii).   Form of Enterprise Selling Agreement 09-12 (MetLife Investors
            Distribution Company Sales Agreement). (Filed with
            Post-Effective Amendment No.17 to Registration Statement File
            No. 333-83716/811-04001 for Metropolitan Life Separate Account E
            on Form N-4 on April 11, 2013. As incorporated herein by
            reference.)

3(c).       Participation Agreement -- American Funds Insurance Series.
            (Filed with Pre-Effective Amendment No.1 to Registration
            Statement No. 333-52366/811-04001 for Metropolitan Life Separate
            Account E on Form N-4 on August 3, 2001. As incorporated herein by reference.)

3(d)(i).    Participation Agreement -- American Funds Insurance Series -
            Summary (Filed with Post-Effective Amendment No.15 to
            Registration Statement File No. 333-83716/811-04001 for
            Metropolitan Life Separate Account E on Form N-4 on April 12,
            2011. As incorporated herein by reference.)

3(e). Participation Agreement -- Met Investors Series Trust. (Filed with Registration Statement No. 333-83716/811-04001 for
            Metropolitan Life Separate Account E on Form N-4 on March 5,
            2002. As incorporated herein by reference.)

3(e)(i).    First Amendment to the Participation Agreement (Filed with
            Post-Effective Amendment No. 2 to Registration Statement File
            No. 333-153109/811-04001 for Metropolitan Life Separate Account
            E on Form N-4 on June 29, 2009. As incorporated herein by reference.)

3(e)(ii).   Second Amendment to the Participation Agreement (Filed with
            Post-Effective Amendment No. 2 to Registration Statement File
            No. 333-153109/811-04001 for Metropolitan Life Separate Account
            E on Form N-4 on June 29, 2009. As incorporated herein by
            reference.)

3(e)(iii).  Amendment to each of the Participation Agreements currently in effect between Met Investors Series Trust, MetLife Advisers,
            LLC, MetLife Investors Distribution Company and Metropolitan
            Life Insurance Company, MetLife Insurance Company of
            Connecticut, MetLife Investors USA Insurance Company, MetLife
            Investors Insurance Company, First MetLife Investors Insurance
            Company, New England Life Insurance Company and General American
            Life Insurance Company effective April 30, 2010. (Filed with
            Post-Effective Amendment No.16 to Registration Statement File
            No. 333-83716/811-04001 for Metropolitan Life Separate Account E on Form N-4 on April 12, 2012. As incorporated herein by reference.)

3(f).       Participation Agreement -- Metropolitan Series Fund. (Filed with
            Post-Effective Amendment No. 9 to Registration Statement
            333-83716/811-04001 for Metropolitan Life Separate Account E on
            Form N-4 on September 10, 2007. As incorporated herein by reference.)

3(f)(i). Amendment to each of the Participation Agreements currently in effect between Metropolitan Series Fund, MetLife Advisers, LLC,
            MetLife Investors Distribution Company and Metropolitan Life
            Insurance Company, Metropolitan Tower Life Insurance Company,
            MetLife Insurance Company of Connecticut, MetLife Investors USA
            Insurance Company, MetLife Investors Insurance Company, First
            MetLife Investors Insurance Company, New England Life Insurance
            Company and General American Life Insurance Company effective
            April 30, 2010. (Filed with Post-Effective Amendment No.16 to
            Registration Statement File No. 333-83716/811-04001 for
            Metropolitan Life Separate Account E on Form N-4 on April 12,
            2012. As incorporated herein by reference.)

(3)(g). Form of Participation Agreement with Janus Aspen Series (Filed with Post-Effective Amendment No.16 to Registration Statement
            No. 333-57320/811-06025 for Metropolitan Life Separate Account
            UL on Form N-6 on April 30, 2004. As incorporated herein by reference.)

(3)(h).     Form of Participation Agreement with Franklin Templeton
            Insurance Products Trust (Filed with Post-Effective Amendment
            No. 16 to Registration Statement No. 033-57320/811-06025 for
            Metropolitan Life Separate Account UL on Form N-6 on April 30,
            2004. As incorporated herein by reference.)

(3)(h)(i).  Amendment to the Participation Agreement with Franklin Templeton
            Insurance Products Trust (Filed with Post-Effective Amendment
            No. 24 to Registration Statement No. 033-57320/811-06025 for
            Metropolitan Life Separate Account UL on Form N-6 on April 14,
            2011. As incorporated herein by reference.)

(3)(i).     Participation Agreement with Fidelity Variable Insurance
            Products (Filed with Post-Effective Amendment No. 8 to
            Registration Statement No. 2-90380/811-04001 for Metropolitan
            Life Separate Account E on Form N-4 on April 30, 1997. As incorporated herein by reference.)

(3)(i)(i).  Amendment to the Participation Agreement with Fidelity Variable
            Insurance Products (Filed with Post-Effective Amendment No. 24 to the Registration Statement No. 033-57320/811-06025 for
            Metropolitan Life Separate Account UL on Form N-6 on April 14,
            2011. As incorporated herein by reference.)

(3)(j). Form of Participation Agreement with Delaware VIP Trust (Filed with Post-Effective Amendment No. 16 to the Registration
            Statement No. 033-57320/811-06025 for Metropolitan Life Separate
            Account UL on Form N-6 on April 30, 2004. As incorporated herein by reference.)

(3)(k).     Participation Agreement among Legg Mason Partners Variable
            Equity Trust, Legg Mason Partners Variable Income Trust, Legg
            Mason Investors Services, LLC, Legg Mason Partners Fund Advisor,
            LLC and Metropolitan Life Insurance Company made and entered into January 1, 2009; and Amendment No. 1 to the Participation
            Agreement made and entered into January 1, 2009 (Filed with Pre-Effective Amendment No. 1 to Registration Statement No.
            333-16109/811-08628 for Metropolitan Life Variable Annuity
            Separate Account II on November 2, 2009. As incorporated herein by reference.)

(3)(k)(i). Amendment to the Participation Agreement with Legg Mason. (Filed with Post-Effective Amendment No. 24 to the Registration
            Statement No. 033-57320/811-06025 on Form N-6 on April 14, 2011.
            As incorporated herein by reference.)

 EXHIBIT
  NUMBER    DESCRIPTION
  -------   -----------

4.          Contracts, Certificates and Endorsements (Filed with the initial Registration Statement No.
            333-190296/811-04001 on August 1, 2013.)

4(a).       Form of Gold Track Select Contract and Contract Schedule (New York Version) (M-14669 (4223)). For
            use with non-ERISA 403(b) plans. (Filed with the initial Registration Statement No.
            333-190296/811-04001 on August 1, 2013.)

4(a)(i).    Form of Gold Track Select Certificate and Certificate Schedule (New York Version) (M-14672 (4223)).
            For use with non-ERISA 403(b) participants. (Filed with the initial Registration Statement No.
            333-190296/811-04001 on August 1, 2013.)

4(a)(ii).   Fixed Account Rider (New York Version) (M-14750A (4223)). For use with non-ERISA 403(b) contracts and certificates. Filed herewith. (Replaces version filed with initial Registration Statement No.
            333-190296/811-04001 on August 1, 2013.)

4(b).       Form of Gold Track Select Contract and Contract Schedule (New York Version) (M-14669 (Non-4223)).
            For use with ERISA 403(b), allocated 401 and 457 plans. (Filed with the initial Registration
            Statement No. 333-190296/811-04001 on August 1, 2013.)

4(b)(i).    Form of Gold Track Select Certificate and Certificate Schedule (New York Version) (M-14672
            (Non-4223)). For use with ERISA 403(b), allocated 401 and 457 participants. (Filed with the initial
            Registration Statement No. 333-190296/811-04001 on August 1, 2013.)

4(b)(ii).   Fixed Account Rider (New York Version) (M-14708 (Non-4223)). For use with ERISA 403(b), allocated
            401 and 457 contracts and certificates, except those subject to New York Deferred Compensation
            Board Rules. (Filed with the initial Registration Statement No. 333-190296/811-04001 on August 1,
            2013.)

4(b)(iii).  Fixed Account Rider (New York Version) (M-22434 (Non-4223)). For use with 457 contracts and certificates in 457 plans subject to New York Deferred Compensation Board Rules. Filed herewith.
            (Replaces version filed with initial Registration Statement No. 333-190296/811-04001 on August 1,
            2013.)

4(c).       Form of Gold Track Select Contract and Contract Schedule (New York Version) (M-14634). For use with unallocated 401 plans. (Filed with the initial Registration Statement No. 333-190296/811-04001 on
            August 1, 2013.)

4(c)(i).    Fixed Account Rider (New York Version) (M-22155). For use with unallocated 401 contracts. (Filed with the initial Registration Statement No. 333-190296/811-04001 on August 1, 2013.)

4(d).       401(a)/403(a) Plan Endorsement (ML-401-3-NY (5/11)). (Filed with the initial Registration Statement
            No. 333-190296/811-04001 on August 1, 2013.)

4(e).       457(b) Plan Endorsement (Governmental and Tax-Exempt) (M-22493 (7/13)). (Filed with the initial
            Registration Statement No. 333-190296/811-04001 on August 1, 2013.)

4(f).       Roth 401 Endorsement (ML-G-Roth-401 (11/05)). (Filed with the initial Registration Statement No.
            333-190296/811-04001 on August 1, 2013.)

4(g).       Tax-Sheltered Annuity Endorsement (ML-398-3 (12/08)). (Filed with the initial Registration
            Statement No. 333-190296/811-04001 on August 1, 2013.)

4(h).       Roth 403(b) Endorsement (ML-G-Roth-398 (11/05)). (Filed with the initial Registration Statement No.
            333-190296/811-04001 on August 1, 2013.)

4(i).       Automatic Rollover Endorsement. (M-22472 (7/13)). (Filed with the initial Registration Statement
            No. 333-190296/811-04001 on August 1, 2013.)

4(j).       Cash Loan Rider (M-22172-A). (Filed with the initial Registration Statement No.
            333-190296/811-04001 on August 1, 2013.)

4(k).       Death Benefit Endorsement. (M-22120). For use with unallocated 401 contract. (Filed with the initial Registration Statement No. 333-190296/811-04001 on August 1, 2013.)

5(a).       Master Data Sheet for Gold Track Select (M-21158). Filed herewith.

5(b).       Enrollment Form for Gold Track Select (M-21018 GTS-PRC). Filed herewith.

5(c).       Enrollment Form for Gold Track Select (M-21018 GTS-MLR). Filed herewith.

(6)(a).     Amended and Restated Charter of Metropolitan Life. (Filed with Registration Statement
            No.333-83716/811-04001 for Metropolitan Life Separate Account E on Form N-4 on March 5, 2002. As
            incorporated herein by reference.)

6(b).       Amended and Restated By-Laws of Metropolitan Life. (Filed with Post-Effective Amendment No.16 to
            Registration Statement No.333-52366/811-04001 for Metropolitan Life Separate Account E on Form N-4
            on January 16, 2008. As incorporated herein by reference.)

Exhibit
Number  Description
------- -----------

  7.    Not Applicable

  8.    Not Applicable

  9.    Opinion of Counsel as to the legality of securities being registered. Filed herewith.

  10.   Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm. Filed herewith.

  11.   Not Applicable

  12.   Not Applicable

  13.   Powers of Attorney. Filed herewith.



Item 25. Directors and Officers of the Depositor


Principal Business Address:


Name, Principal Occupation                       Position And Offices
And Business Address                             With Depositor
--------------------------                       ------------------------------
Steven A. Kandarian                              Director, Chairman, President
MetLife, Inc. and Metropolitan Life Insurance    and Chief Executive Officer
Company
President and Chief Executive Officer
1095 Avenue of the Americas
New York, NY 10036

Kurt M. Campbell                                 Director
The Asia Group
2101 L Street N.W.
Suite 440
Washington, D.C. 20037

Carlos M. Gutierrez                              Director
Vice Chairman,
Albright Stonebridge Group (ASG)
555 Thirteenth Street, N.W.
Suite 300 West
Washington, D.C. 20004

Cheryl W. Grise                                  Director
MetLife, Inc. and Metropolitan Life Insurance
Company
200 Park Avenue
New York, New York 10166

R. Glenn Hubbard                                 Director
Dean and Russell L. Carson Professor of
Finance and Economics
Graduate School of Business
Columbia University
Uris Hall-Rm 101
3022 Broadway
New York, NY 10027-6902

John M. Keane                                    Director
Senior Partner
SCP Partners
2020 K Street N.W.
Suite 300
Washington, D.C. 20006

Alfred F. Kelly, Jr.                             Director
CEO of the NY/NJ 2014 Super Bowl Host Committee
MetLife Stadium
One MetLife Stadium Drive
East Rutherford, NJ 07073

William E. Kennard                               Director
MetLife, Inc. and Metropolitan Life Insurance
Company,
200 Park Avenue,
New York, New York 10166

James M. Kilts                                   Director
Founding Partner
Centerview Capital
3 Greenwich Office Park, 2nd floor
Greenwich, CT 06831

Catherine R. Kinney                              Director
MetLife, Inc. and Metropolitan Life Insurance
Company
200 Park Avenue
New York, New York 10166

Hugh B. Price                                    Director
Senior Fellow
Brookings Institution
1775 Massachusetts Avenue, N.W.
Washington, DC 20036

Kenton J. Sicchitano                             Director
MetLife, Inc. and Metropolitan Life Insurance
Company
200 Park Avenue
New York, New York 10166

Lulu C. Wang                                     Director
Chief Executive Officer
Tupelo Capital Management LLC
340 Madison Avenue
19th Floor
New York, New York 10173


   Set forth below is a list of certain principal officers of MetLife. The principal business address of each officer of MetLife is 200 Park Avenue, New York, New York 10166

Name                     Position With Metlife
------------------------ -----------------------------------------------------------
Steven A. Kandarian      Chairman, President and Chief Executive Officer

Christopher G. Townsend  President, Asia

Michel A. Khalaf         President, Europe/Middle East/Africa

William J. Wheeler       President, Americas

John C.R. Hele           Executive Vice President and Chief Financial Officer

Peter M. Carlson         Executive Vice President and Chief Accounting Officer

Steven J. Goulart        Executive Vice President and Chief Investment Officer

Ricardo A. Anzaldua      Executive Vice President and General Counsel

Frans Hijkoop            Executive Vice President and Chief Human Resources Officer

Beth M. Hirschhorn       Executive Vice President, Global Brand, Marketing and
                         Communication

Maria R. Morris          Executive Vice President, Global Employee Benefits

Martin J. Lippert        Executive Vice President, Global Technology and Operations

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Registrant is a separate account of Metropolitan Life Insurance Company under New York insurance law. Under said law the assets allocated to the separate account are the property of Metropolitan Life Insurance Company, which is a wholly-owned subsidiary of MetLife, Inc. The following outline indicates those persons who are controlled by or under common control with Metropolitan Life Insurance Company:


                         (See module filed herewith.)

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF JUNE 30, 2013

The following is a list of subsidiaries of MetLife, Inc. updated as of June 30, 2013. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank, National Association (USA)

      1. MetLife Home Loans LLC (DE)

C.    Exeter Reassurance Company, Ltd. (Cayman Islands)

D.    Metropolitan Tower Life Insurance Company (DE)


      1.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     2.     Plaza Drive Properties, LLC (DE)

     3.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

            d)    1320 Venture LLC (DE)

                  i) 1320 Owner LP (DE) - a 99.9% limited partnership of 1320 Owner LP is held by 1320 Venture LLC and 0.1% general partnership is held by 1320 GP LLC.

            e)    1320 GP LLC (DE)

     4.     MetLife Reinsurance Company of Delaware (DE)

E. MetLife Chile Inversiones Limitada (Chile) - 70.4345328853% of MetLife Chile Inversiones Limitada is owned by MetLife, Inc., 26.6071557459% by American Life Insurance Company ("ALICO"), 2.9583113284% is owned by Inversiones MetLife Holdco Dos Limitada and 0.0000000404% is owned by Natilportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile) - 99.9969% of MetLife Chile Seguros de Vida S.A. is held by MetLife Chile Inversiones Limitada and 0.0031% by International Technical and Advisory Services Limited.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile) - 99.99% of MetLife Chile Administradora de Mutuos Hipotecarios S.A. is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

      2. Legal Chile S.A. (Chile) - 51% of Legal Chile S.A. is owned by MetLife Chile Inversiones Limitada and the remaining interest is owned by a third party.

            a) Legagroup S.A. (Chile) - 99% of Legagroup S.A. is owned by Legal Chile S.A. and the remaining interest is owned by a third party.

      3. Inversiones MetLife Holdco Tres Limitada (Chile) - 99.9% of Inversiones MetLife Holdco Tres Limitada is owned by MetLife Chile Inversiones Limitada and 0.1% is owned by Inversiones MetLife Holdco Dos Limitada.

      4. MetLife Chile Acquisition Co. S.A. (Chile) - 99.9999999% is owned by MetLife Chile Inversiones Limitada and 0.0000001% is owed by Inversiones MetLife Holdco Dos Limitada.

F.    MetLife Securities, Inc. (DE)

G.    Enterprise General Insurance Agency, Inc. (DE)

H.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

I.    MetLife Investors Insurance Company (MO)

J.    First MetLife Investors Insurance Company (NY)

K.    Walnut Street Securities, Inc. (MO)

L.    Newbury Insurance Company, Limited (Bermuda)

M.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

N.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. PNB MetLife India (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros S.A. (Argentina)- 79.3196% is owned by MetLife International Holdings, Inc., 2.6753% is owned by Natiloportem Holdings, Inc., 16.2046% by ALICO and 1.8005% by ITAS.


      6. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.662% is owned by MetLife International Holdings, Inc., 33.337% is owned by MetLife Worldwide Holdings, Inc. and 0.001% is owned by Natiloportem Holdings, Inc.


      7.    MetLife Global, Inc. (DE)

      8. MetLife Administradora de Fundos Multipatrocinados Ltda. (Brazil) - 99.99998% of MetLife Administradora de Fundos Multipatrocinados Ltda. is owned by MetLife International Holdings, Inc. and 0.00002% by Natiloportem Holdings, Inc.

      9.    MetLife Services Limited (United Kingdom)

      10. MetLife Seguros de Retiro S.A. (Argentina) - 95.5883% is owned by MetLife International Holdings, Inc., 3.1102% is owned by Natiloportem Holdings, Inc., 1.3014% by ALICO and 0.0001% by ITAS.

      11. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 95% is owned by MetLife International Holdings Inc.

      12. Compania Previsional MetLife S.A. (Argentina) - 95.46% is owned by MetLife International Holdings, Inc. and 4.54% is owned by Natiloportem Holdings, Inc.

            a) MetLife Servicios S.A. (Argentina) - 18.87% of the shares of MetLife Servicios S.A. are held by Compania Previsional MetLife S.A., 79.88% is owned by MetLife Seguros de Vida S.A., 0.99% is held by Natiloportem Holdings, Inc. and 0.26% is held by MetLife Seguros de Retiro S.A.

      13.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Direct Co., LTD. (Japan)

            b)    MetLife Limited (Hong Kong)

      14.   MetLife International Limited, LLC (DE)

      15. MetLife Planos Odontologicos Ltda. (Brazil) - 99.999% is owned by MetLife International Holdings, Inc. and 0.001% is owned by Natiloportem Holdings, Inc.

      16.   MetLife Ireland Holdings One Limited (Ireland)

            a) MetLife Global Holdings Corporation S.A. de C.V. (Mexico) - 98.9% is owned by MetLife Ireland Holdings One Limited and 1.1% is owned by MetLife International Limited, LLC.

                  i)    MetLife Ireland Treasury Limited (Ireland)

                        a)    MetLife General Insurance Limited (Australia)

                        b)    MetLife Insurance Limited (Australia)

                              1)    The Direct Call Centre PTY Limited
                                    (Australia)

                              2)    MetLife Investments PTY Limited (Australia)

                                    aa)   MetLife Insurance and Investment Trust
                                          (Australia) - MetLife Insurance and
                                          Investment Trust is a trust vehicle,
                                          the trustee of which is MetLife
                                          Investments PTY Limited ("MIPL"). MIPL
                                          is a wholly owned subsidiary of
                                          MetLife Insurance Limited.

                  ii) Metropolitan Global Management, LLC (DE) - 99.7% is owned by MetLife Global Holdings Corporation, S.A. de C.V. and 0.3% is owned by MetLife International Holdings, Inc.

                        a) MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by Metropolitan Global Management, LLC and 2.5262% is owned by MetLife International Holdings, Inc.

                        b) MetLife Mexico Servicios, S.A. de C.V. (Mexico) - 98% is owned by Metropolitan Global Management, LLC and 2% is owned by MetLife International Holdings, Inc.

                        c) MetLife Mexico S.A. (Mexico)- 99.050271% is owned by Metropolitan Global Management, LLC and 0.949729% is owned by MetLife International Holdings, Inc.

                              1) MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

                                    aa)    Met1 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    bb)    Met2 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    cc)    MetA SIEFORE Adicional, S.A. de C.V.
                                           (Mexico)- 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    dd)    Met3 SIEFORE Basica, S.A. de C.V.
                                           (Mexico) - 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    ee)    Met4 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    ff)    Met5 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                        d) ML Capacitacion Comercial S.A. de C.V.(Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                        e) MetLife Saengmyoung Insurance Co. Ltd. (also known as MetLife Insurance Company of Korea Limited (South Korea)- 14.64% is owned by MetLife Mexico, S.A. and 85.36% is owned by Metropolitan Global Management, LLC.

                        f)    Bolpyr S.A. (Uruguay)

      17.   MetLife Asia Pacific Limited (Hong Kong)

O.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

            a)    Park Twenty Three Investments Company (United Kingdom)

                  i) Convent Station Euro Investments Four Company (United Kingdom)

                        aa)    OMI MLIC Investments Limited (Cayman Islands)

      3.    CRB Co., Inc. (MA)

      4.    MLIC Asset Holdings II LLC (DE)

            a)    El Conquistador MAH II LLC (DE)

            b) Mansell Office LLC (DE) - 73.0284% of Mansell Office LLC is owned by MLIC Asset Holdings II LLC and 26.9716% is owned by MLIC CB Holdings LLC.

            c) Mansell Retail LLC (DE) - 73.0284% of Mansell Retail LLC is owned by MLIC Asset Holdings II LLC and 26.9716% is owned by MLIC CB Holdings LLC.

      5.    CC Holdco Manager (DE)

      6.    Alternative Fuel I, LLC (DE)

      7.    Transmountain Land & Livestock Company (MT)

      8.    MetPark Funding, Inc. (DE)

      9.    HPZ Assets LLC (DE)

      10.   Missouri Reinsurance, Inc. (Cayman Islands)

      11.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      12.   MetLife Real Estate Cayman Company (Cayman Islands)

      13.   MetLife RC SF Member, LLC (DE)

      14.   MetLife Private Equity Holdings, LLC (DE)

      15.   23rd Street Investments, Inc. (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital, Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

                  i) Long Island Solar Farm, LLC - 9.61% membership interest is held by MetLife Renewables Holding, LLC and 90.39% membership interest is held by LISF in which MetLife Capital Limited Partnership has 100% beneficial interest.

      16.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      17.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      18.   MetLife Investments Asia Limited (Hong Kong)

      19. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      20. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      21.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      22.   General American Life Insurance Company (MO)

            a)    GALIC Holdings LLC (DE)

      23.   Corporate Real Estate Holdings, LLC (DE)

      24. Ten Park SPC (Cayman Islands) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      25.   MetLife Tower Resources Group, Inc. (DE)

      26.   Headland-Pacific Palisades, LLC (CA)

      27.   Headland Properties Associates (CA) - 1% is owned by
            Headland-Pacific Palisades, LLC and 99% is owned by Metropolitan Life Insurance Company.

      28.   WFP 1000 Holding Company GP, LLC (DE)

      29.   White Oak Royalty Company (OK)

      30.   500 Grant Street GP LLC (DE)

      31. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC.

      32. MetLife Mall Ventures Limited Partnership (DE) - 99% LP interest of MetLife Mall Ventures Limited Partnership is owned by MLIC and 1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

            a) HMS Master Limited Partnership (DE) - 60% LP interest of HMS Master Limited Partnership is owned by MetLife Mall Ventures Limited Partnership. A 40% LP interest is owned by a third party. Metropolitan Tower Realty Company, Inc. is the GP.

                 i)   HMS Southpark Residential LLC (DE)


      33.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 i)   MetLife Associates LLC (DE)

      34.   Euro CL Investments LLC (DE)

      35.   MEX DF Properties, LLC (DE)

      36. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      37.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (United Kingdom)

      38.   Housing Fund Manager, LLC (DE)

            a) MTC Fund I, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      39.   MLIC Asset Holdings LLC (DE)

      40.   85 Broad Street Mezzanine LLC (DE)

            a)   85 Broad Street LLC (DE)

      41.   The Building at 575 Fifth Avenue Mezzanine LLC (DE)

            a)   The Building at 575 Fifth LLC (DE)

      42. CML Columbia Park Fund I, LLC (DE)- 10% of membership interest is held by MetLife Insurance Company of Connecticut and 90% membership interest is held by Metropolitan Life Insurance Company.

      43. Para-Met Plaza Associates (FL)- 75% of the General Partnership is held by Metropolitan Life Insurance Company and 25% of the General Partnership is held by Metropolitan Tower Realty Company, Inc.

      44.   MLIC CB Holdings LLC (DE)

      45. Met II Office Mezzanine LLC (FL) - 10.4167% of the membership interest is owned by Metropolitan Tower Life Insurance Company and 89.5833% is owned by Metropolitan Life Insurance Company.

            a)   Met II Office, LLC (FL)

      46.   The Worthington Series Trust (DE)

      47. MetLife CC Member, LLC (DE) - 63.415% of MetLife CC Member, LLC is held by Metropolitan Life Insurance Company, 17.073% by MetLife Investors USA Insurance Company, 14.634% by MetLife Insurance Company of Connecticut and 4.878% by General American Life Insurance Company.

      48.   Oconee Hotel Company, LLC (DE)

      49.   Oconee Land Company, LLC (DE)

            a)  Oconee Land Development Company, LLC (DE)

            b)  Oconee Golf Company, LLC (DE)

            c)  Oconee Marina Company, LLC (DE)

      50.   1201 TAB Manager, LLC (DE)

      51. MetLife 1201 TAB Member, LLC (DE) - 69.66% of MetLife 1201 TAB Member, LLC is owned by Metropolitan Life Insurance Company, 12.07% is owned by MetLife Investors USA Insurance Company, 15.17% is owned by MetLife Insurance Company of Connecticut and 3.1% is owned by Metropolitan Property and Casualty Insurance Company.

      52. MetLife LHH Member, LLC (DE) - 69.23% of MetLife LHH Member, LLC is owned by Metropolitan Life Insurance Company, 19.78% is owned by MetLife Investors USA Insurance Company and 10.99% is owned by New England Life Insurance Company.

      53.   Ashton Southend GP, LLC (DE)

      54. Tremont Partners, LP (DE) - 99.9% LP interest of Tremont Partners, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Ashton Southend GP, LLC.

      55. Riverway Residential, LP (DE) - 99.9% LP interest of Riverway Residential, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      56. 10420 McKinley Partners, LP (DE) - 99.9% LP interest of 10420 McKinley Partners, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      57.   Ardrey Kell Townhomes, LLC (DE)

      58.   Boulevard Residential, LLC (DE)

      59.   465 N. Park Drive, LLC (DE)

      60.   Ashton Judiciary Square, LLC (DE)

      61. Sandpiper Cove Associates, LLC (DE) - 9.41% of the membership interest of Sandpiper Cove Associates, LLC is owned by Metropolitan Tower Realty Company and 90.59% by MLIC.

      62. 1900 McKinley Properties, LP (DE) - 99.9% LP interest of 1900 McKinley Properties, LP is owned by MLIC and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      63.   MetLife Marketplace Residential LLC ( )

P.    MetLife Capital Trust IV (DE)

Q. MetLife Insurance Company of Connecticut (CT) - 86.72% is owned by MetLife, Inc. and 13.28% by MetLife Investors Group, Inc.

      1.    MetLife Property Ventures Canada ULC (Canada)

      2.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut and 33% is owned by third party.

      3.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      4.    MetLife Canadian Property Ventures LLC (NY)

      5.    Euro TI Investments LLC (DE)

      6.    Greenwich Street Investments, L.L.C. (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      7. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      8.    Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

      9.    TIC European Real Estate LP, LLC (DE)

      10.   MetLife European Holdings, LLC (DE)

            a)    MetLife Assurance Limited (United Kingdom)

      11.   Travelers International Investments Ltd. (Cayman Islands)

      12.   Euro TL Investments LLC (DE)

      13.   Corrigan TLP LLC (DE)

      14.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

      15. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      16.   MetLife Investors USA Insurance Company (DE)

            a)    MetLife Renewables Holding, LLC (DE)

                  i)    Greater Sandhill I, LLC (DE)

      17.   TLA Holdings II LLC (DE)

      18.   TLA Holdings III LLC (DE)

      19. MetLife Greenstone Southeast Venture, LLC (DE) - 95% of MetLife Greenstone Southeast Venture, LLC is owned by MetLife Insurance Company of Connecticut and 5% is owned by Metropolitan Connecticut Properties Ventures, LLC.

            a)    MLGP Lakeside, LLC (DE)

R.    MetLife Reinsurance Company of South Carolina (SC)

S.    MetLife Investment Management, LLC (DE)

      1.   MetLife International PE Fund I GP LLC (DE)

      2.   MetLife Loan Asset Management LLC (DE)

T.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

U.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           a)    MetLife Services East Private Limited (India)

           b) MetLife Global Operations Support Center Private Limited (India) - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.

V.    SafeGuard Health Enterprises, Inc. (DE)

      1.   MetLife Health Plans, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

W.    MetLife Capital Trust X (DE)

X.    Cova Life Management Company (DE)

Y.    MetLife Reinsurance Company of Charleston (SC)

Z.    MetLife Reinsurance Company of Vermont (VT)

AA.   Delaware American Life Insurance Company (DE)

      1.    GBN, LLC (DE)

AB.   Federal Flood Certification LLC (TX)

AC.   American Life Insurance Company (ALICO) (DE)

      1.    MetLife ALICO Life Insurance K.K. (Japan)

               a)  Nagasaki Operation Yugen Kaisha (Japan)

               b)  Communication One Kabushiki Kaisha (Japan)

               c)  Financial Learning Kabushiki Kaisha (Japan)

      2.    MetLife Global Holding Company I GmbH (Swiss I) (Switzerland)

               a)  ALICO Bulgaria Zhivotozastrahovatelno Druzhestvo EAD
                   (Bulgaria)

               b)  MetLife Global Holding Company II GmbH (Swiss II)
                   (Switzerland)

                   i)  ALICO European Holdings Limited (Ireland)

                       a)  ZAO Maser D (Russia)

                           i) ZAO ALICO Insurance Company (Russia) - 51% of ZAO
                              ALICO Insurance Company is owned by ZAO Master D and 49% is owned by MetLife Global Holding Company II GmbH.

                   ii) MetLife EU Holding Company Limited (Ireland)

                       aa) MetLife Europe Limited (Ireland) - 93% of MetLife
                           Europe Limited is owned by MetLife EU Holding Company Limited and 7% is owned by ALICO.

                           1. MetLife Pension Trustees Limited (United Kingdom)

                       bb) Agenvita S.r.l. (Italy)

                       cc) MetLife Europe Insurance Limited (Ireland)- 93% of
                           MetLife Europe Insurance Limited is owned by MetLife EU Holding Company Limited and 7% is owned by ALICO.

                       dd) MetLife Europe Services Limited (Ireland)

                       ee) MetLife Insurance Limited (United Kingdom)

                       ff) MetLife Limited (United Kingdom)

                       gg) MetLife Services, Sociedad Limitada (Spain)

                       hh) MetLife Insurance S.A./NV (Belgium) - 99.99999% of
                           MetLife Insurance S.A./NV is owned by MetLife EU Holding Company Limited and 0.00001% is owned by Natilportem Holdings, Inc.

                       ii) MetLife S.A. (France)

                           1) Hestis S.A.(France) - 66.06% of Hestis S.A. is
                              owned by MetLife S.A. and the remaining interests are owned by third parties.

                           2) MetLife Solutions S.A.S. (France)

                       jj) Metlife Biztosito Zrt. (Hungary)

                           1) First American-Hungarian Insurance Agency Limited
                              (Hungary)

                       kk) ALICO Asigurari Romania S.A. (Romania) -
                           99.99999726375% of ALICO Asigurari Romania S.A. is owned by MetLife EU Holding Company Limited and the remaining 0.000001273625% is owned by International Technical and Advisory Services Limited.

                           1) ALICO Societate de Administrare a unui Fond de
                              Pensii Administrat Privat S.A. (Romania) -
                              99.9748% of ALICO Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. is owned by ALICO Asigurari Romania S.A. and 0.0252% is owned by AMPLICO Services Sp z.o.o.

                           2) Metropolitan Training and Consulting S.R.L.
                              (Romania)

                           3) Metropolitan Life Asigurari S.A. (Romania) -
                              99.9999% of Metropolitan Life Asigurari S.A. is owned by ALICO Asigurari Romania S.A. and 0.0001% is owned by International Technical and Advisory Services Limited.

                           4) APF Societate de Administrare a Fondurilor De
                              Pensii Facultative (Romania)

                       ll) MetLife AMSLICO poist'ovna a.s. (Slovakia)

                           1) ALICO Services Central Europe s.r.o. (Slovakia)

                           2) ALICO Funds Central Europe sprav. spol., a.s.
                              (Slovakia)

                       mm) MetLife pojist'ovna a.s. (Czech Republic)

                       nn) AMPLICO Life-First American Polish Life Insurance &
                           Reinsurance Company, S.A. (Poland)

                           a) Amplico Services Sp z.o.o. (Poland)

                           b) AMPLICO Towartzystwo Funduszky Inwestycyjnych,
                              S.A. (Poland)

                           c) AMPLICO Powszechne Towartzystwo Emerytalne S.A.
                              (Poland) - 50% of AMPLICO Powszechne Towarzystwo Emerytalne S.A. is owned by AMPLICO Life-First American Polish Life Insurance & Reinsurance Company, S.A. and the remaining 50% is owned by MetLife Global Holding Company II GmbH.

                       oo) MetLife Holdings (Cyprus) Limited (Cyprus)

                           a) American Life Insurance Company (Cyprus) Limited
                              (Cyprus)

      3. Pharaonic American Life Insurance Company (Egypt) - 84.125% of Pharaonic American Life Insurance Company is owned by ALICO and the remaining interests are owned by third parties.

      4. American Life Insurance Company (Pakistan) Ltd. (Pakistan) - 81.96% of American Life Insurance Company (Pakistan) Ltd. is owned by ALICO and the remaining interests are owned by third parties.

      5. MetLife Emeklilik ve Hayat A.S. (Turkey) - 99.9788% of MetLife Emeklilik ve Hayat A.S. is owned by ALICO and the remaining interests are owned by third parties.

      6.    MetLife Alico Life Insurance Company S.A. (Greece)

            a) ALICO Mutual Fund Management Company (Greece) - 90% of ALICO Mutual Fund Management Company is owned by MetLife Alico Life Insurance Company S.A. (Greece) and the remaining interests are owned by third parties.

      7.    International Investment Holding Company Limited (Russia)

      8.    MetLife Akcionarsko Drustvo za Zivotno Osiguranje (Serbia)
            - 99.97% of MetLife Akcionarska Drustvoza za Zivotno Osiguranje is owned by ALICO and the remaining 0.03% is owned by International Technical and Advisory Services Limited.

      9.    ALICO Management Services Limited (United Kingdom)

      10.   ZEUS Administration Services Limited (United Kingdom)

      11. ALICO Trustees Ltd. (United Kingdom) - 50% of ALICO Trustees (UK) Ltd. is owned by ALICO and the remaining interest is owned by International Technical and Advisory Services Limited.

      12. PJSC ALICO Ukraine (Ukraine) - 99.9988% of PJSC ALICO Ukraine is owned by ALICO 0.0006% is owned by International Technical and Advisory Services Limited and the remaining 0.0006% is owned by Borderland Investment Limited.

      13.   Borderland Investment Limited (USA-Delaware)

            a)    ALICO Hellas Single Member Limited Liability Company (Greece)

      14.   International Technical and Advisory Services Limited (USA-Delaware)

      15.   ALICO Operations Inc. (USA-Delaware)

            a)    ALICO Asset Management Corp. (Japan)

      16. MetLife Colombia Seguros de Vida S.A. (Colombia) - 94.989997% of MetLife Colombia Seguros de Vida S.A. is owned by ALICO, 5.01% is owned by International Technical and Advisory Services Limited and the remaining interests are owned by third parties.

      17.   MetLife Mas, S.A. de C.V. (Mexico) - 99.999998% of MetLife Mas,
            SA de CV is owned by ALICO and 0.000002% is owned by International Technical and Advisory Services Limited.

      18.   MetLife Seguros de Vida, S.A. (Uruguay)

      19. ALICO Properties, Inc. (USA-Delaware) - 51% of ALICO Properties, Inc. is owned by ALICO and the remaining interests are owned by third parties.

            a)    Global Properties, Inc. (USA-Delaware)

      20.   Alpha Properties, Inc. (USA-Delaware)

      21.   Beta Properties, Inc. (USA-Delaware)

      22.   Delta Properties Japan, Inc. (USA-Delaware)

      23.   Epsilon Properties Japan, Inc. (USA-Delaware)

      24.   Iris Properties, Inc. (USA-Delaware)

      25.   Kappa Properties Japan, Inc. (USA-Delaware)

AD.   MetLife Global Benefits, Ltd. (Cayman Islands)

AE. Inversiones Metlife Holdco Dos Limitada (Chile)- 90.908675428% of Inversiones MetLife Holdco Dos Limitada is owned by MetLife, Inc., 9.091320002% is owned by MetLife International Holdings, Inc. and 0.000004570% is owned by Natiloportem.

1) The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

2) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

3) The MetLife, Inc. organizational chart does not include real estate joint ventures and partnerships of which MetLife, Inc. and/or its subsidiaries is an investment partner. In addition, certain inactive subsidiaries have also been omitted.

4) MetLife Services EEIG is a cost-sharing mechanism used in the EU for EU-affiliated members.

Item 27. Number of Contract Owners


As of September 30, 2013, there were 749,719 owners of qualified contracts and 182,475 owners of non-qualified contracts offered by the Registrant (Metropolitan Life Separate Account E).


Item 28. Indemnification

       UNDERTAKING PURSUANT TO RULE 484(B)(1) UNDER THE SECURITIES ACT OF 1933

       MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors & Officers Liability and Corporate Reimbursement Insurance Policy with a limit of $400 million. The directors and officers of Metropolitan Life Insurance Company ("Metropolitan"), a subsidiary of MetLife, Inc. are also covered under the Financial Institutions Bond as well as under the directors' and officers' liability policy. A provision in Metropolitans by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of Metropolitan.

       Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Metropolitan pursuant to the foregoing provisions, or otherwise, Metropolitan has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Metropolitan of expenses incurred or paid by a director, officer or controlling person of Metropolitan in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Metropolitan will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

(a)MetLife Investors Distribution Company is the principal underwriter and distributor of the contracts.

MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies (including the Registrant):
MetLife of CT Separate Account Eleven for Variable Annuities
MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance
MetLife of CT Fund UL III for Variable Life Insurance
Metropolitan Life Variable Annuity Separate Account II
Met Investors Series Trust
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Life Account One
MetLife Investors USA Separate Account A
MetLife Investors USA Variable Life Account A
First MetLife Investors Variable Annuity Account One
General American Separate Account Eleven
General American Separate Account Twenty-Eight
General American Separate Account Twenty-Nine
General American Separate Account Two
Security Equity Separate Account Twenty-Six
Security Equity Separate Account Twenty-Seven
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL
Metropolitan Tower Separate Account One
Metropolitan Tower Separate Account Two
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Metropolitan Series Fund

(b)MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are officers and managers of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.


Name And Principal                Positions And Offices
Business Address                  With Underwriter
------------------                --------------------------------------------------------
Elizabeth M. Forget               Director, Executive Vice President
1095 Avenues of the Americas
New York, NY 10036

Paul A. LaPiana                   Director, Senior Vice President
13515 Ballantyne Corporate Place
Charlotte, NC 28277

Mark E. Rosenthal                 President
6302 Fairview Road
Suite 500
Charlotte, NC 28210

Andrew G. Aiello                  Senior Vice President, Channel Head - National Accounts
5 Park Plaza
Suite 1900
Irvine, CA 92614

   Jay S. Kaduson                    Senior Vice President
   13515 Ballantyne Corporate Place
   Charlotte, NC 28277

   John G. Martinez                  Vice President, Chief Financial Officer
   18210 Crane Nest Dr.
   Tampa, FL 33647

   Debora L. Buffington              Vice President, Director of Compliance
   5 Park Plaza
   Suite 1900
   Irvine, CA 92614

   David DeCarlo                     Vice President
   6302 Fairview Road
   Suite 500
   Charlotte, NC 28210

   Paul M. Kos                       Vice President
   5 Park Plaza
   Suite 1900
   Irvine, CA 92614

   Cathy A. Sturdivant               Vice President
   5 Park Plaza
   Suite 1900
   Irvine, CA 92614

   Paulina Vakouros                  Vice President
   1095 Avenue of the Americas
   New York, NY 10036

   Isaac Torres                      Secretary
   1095 Avenue of the Americas
   New York, NY 10036

   Marlene B. Debel                  Treasurer
   1095 Avenue of the Americas
   New York, NY 10036


(c)Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                               (2)
                                         Net Underwriting       (3)           (4)
                 (1)                      Discounts and   Compensation On  Brokerage         (5)
     Name of Principal Underwriter         Commissions      Redemption    Commissions Other Compensation
---------------------------------------- ---------------- --------------- ----------- ------------------
MetLife Investors Distribution Company-.   $201,775,422         $0            $0              $0

Item 30. Location of Accounts and Records

(1)Metropolitan Life Insurance Company
   200 Park Avenue
   NewYork, NewYork 10166

Item 31. Management Services

Not Applicable.

Item 32. Undertakings

The undersigned Registrant hereby undertakes:

(a)  To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b)  To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional
     Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional
     Information; and

(c)  To deliver with any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

(d)  The undersigned registrant represents that for its TSA variable annuities it is relying on the "no-action" position of the Commission staff as contained in its November 7, 1988 letter to the American Council of Life Insurance and has complied with the provisions of numbered paragraphs (1) - (4) of such letter.

(e)  The undersigned registrant represents that with respect to its TSA ERISA variable annuities, it is relying on the "no-action" position of the Commission staff as contained in its August 20, 2012 letter to the ING Life Insurance and Annuity Company and has complied with the provisions of such letter.

Metropolitan Life Insurance Company hereby represents:

(a)  That the aggregate fees and charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Metropolitan Life Insurance Company under the
     Contracts.

                                  SIGNATURES

   As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of New York, and State of New York on this First day of November, 2013.

                                             Metropolitan Life Separate
                                             Account E
                                             (Registrant)

                                             By:  Metropolitan Life Insurance
                                                  Company
                                             (Depositor)

                                             By:      /s/ Paul G. Cellupica
                                                  -----------------------------
                                                        Paul G. Cellupica
                                                          Chief Counsel
                                                            Americas

                                             Metropolitan Life Insurance Company
                                             (Depositor)

                                             By:      /s/ Paul G. Cellupica
                                                  -----------------------------
                                                        Paul G. Cellupica
                                                          Chief Counsel
                                                            Americas

                                  SIGNATURES

   As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

           Signature                         Title                   Date
            ---------                        -----                   ----

               *
      --------------------- Director, Chairman, President and Chief
      Steven A. Kandarian   Executive Officer

               *
      --------------------- Executive Vice President and
         John C.R. Hele     Chief Financial Officer

               *            Executive Vice President,
      --------------------- and Chief Accounting Officer
        Peter M. Carlson

      --------------------- Director
        Kurt M. Campbell

               *
      --------------------- Director
        Cheryl W. Grise


      --------------------- Director
      Carlos M. Gutierrez

               *
      --------------------- Director
        R. Glenn Hubbard

               *
      --------------------- Director
         John M. Keane

               *
      --------------------- Director
      Alfred F. Kelly, Jr.

               *
      --------------------- Director
       William E. Kennard

               *
      --------------------- Director
         James M. Kilts

               *
      --------------------- Director
      Catherine R. Kinney

               *
      --------------------- Director
         Hugh B. Price

               *
      --------------------- Director
      Kenton J. Sicchitano

               *
      --------------------- Director
          Lulu C. Wang

                   *By:  /s/ Myra L. Saul
                         ----------------- November 1, 2013
                         Myra L. Saul
                         Attorney-in-Fact